


Transocean

Transocean Proxy Statement and 2010 Annual Report

CONTENTS

ABOUT TRANSOCEAN LTD.

We are the world's largest offshore drilling contractor and leading provider of drilling management services worldwide. With a fleet of 138 mobile offshore drilling units and one ultra-deepwater newbuild drillship and three high-specification jackups under construction, our fleet is considered one of the most modern and versatile in the world due to its emphasis on technically demanding sectors of the offshore drilling business. We have approximately 18,000 personnel worldwide.

Since launching the offshore industry's first jackup drilling rig in 1954, we have achieved a long history of "firsts." These innovations include the first dynamically positioned drillship, the first rig to drill year-round in the North Sea, the first semisubmersible rig for Sub-Arctic, year-round operations and the latest generations of ultra-deepwater drillships and semisubmersibles.

Our shares are traded on the New York Stock Exchange (NYSE) under the symbol RIG and on the SIX Swiss Exchange under the symbol RIGN.


Norway NS
UKNS
Holland
Croatia
E. Canada
Italy - 1
US Gulf of Mexico - 14
Canary Islands - 1
Israel - 1
Bahrain - 1
Egypt - 10
Qatar - 1
Saudi Arabia - 4
India
SE Asia
West Africa
Timor Leste - 1
Brazil
Australia - 1
South Africa - 1
Ultra-Deepwater Floaters
Harsh-Environment Floaters
High-Specification Jackups
Swamp Barges
Deepwater Floaters
Midwater Floaters
Standard Jackups

As of March 22, 2011. Excludes one coring drillship.

ABOUT THE COVER: Transocean's latest newbuild ultra-deepwater drillship *Deepwater Champion*, shown at Capetown, South Africa, in February 2011, features the most advanced offshore drilling technology as it prepared for operations for ExxonMobil in the Black Sea. Transocean remains at the forefront in providing the tools customers need to keep the world supplied with oil and natural gas.

FORWARD-LOOKING STATEMENTS: Any statements included in this Proxy Statement and 2010 Annual Report that are not historical facts, including without limitation statements regarding future market trends and results of operations are forward-looking statements within the meaning of applicable securities law

2010 LETTER TO THE SHAREHOLDERS

We entered 2010 with confidence and optimism. As the industry leader in every asset class in which we operate, we looked forward to 2010 as a year of opportunity. Oil prices were stable near $80 per barrel; we were seeing signs of increasing customer activity; and we had begun bringing some stacked rigs back into service. A strong contract backlog underpinned our financial stability, contributed to the company's financial flexibility and supported the Board of Directors' decision to implement an approximately US$3.2 billion share repurchase program and to recommend an approximately US$1 billion cash distribution, which was subsequently approved by shareholders.

Then, on April 20, came the Macondo Well incident with the loss of 11 crewmembers, including nine of our own employees, as well as the evacuation of 115 crewmembers and the sinking of our rig, the *Deepwater Horizon*. We will never forget the brave crewmembers of the *Deepwater Horizon*, nor will we cease in our efforts to ensure such an incident never occurs again. The lingering pain of the Macondo tragedy reinforces our efforts to conduct operations in an incident-free environment, all the time, everywhere.

We undertook an extensive investigation of the incident and will publish our findings and conclusions in our investigation report. The report will be available to the public on our corporate website, www.deepwater.com.

It remains our view that Transocean is contractually indemnified against all claims stemming from the environmental and economic impacts of the hydrocarbons spilled into the Gulf of Mexico from the Macondo well after the sinking of the *Deepwater Horizon*.

2010 Financial and Operating Results

Full year 2010 net income attributable to controlling interest was US$961 million, on total revenues of US$9.6 billion. Full year 2010 results included after-tax expenses associated with the Macondo Well Incident of US$116 million and were further impacted by US$1.0 billion in after-tax charges, primarily as a result of the impairment of our standard jackup fleet. Excluding the impairment, other charges and Macondo-related costs, 2010 net income would have exceeded US$2.0 billion (nearly US$6.90 per diluted share). Net cash provided by operating activities remained strong at almost US$3.9billion.

In 2010 and early 2011, we continued to strengthen our global offshore drilling fleet of 138 rigs by placing four new ultra-deepwater drillships into service, with one more delivered this year. These units complete the 10 rig expansion of our ultra-deepwater fleet, which will total 27 rigs. This represents an over US$6 billion re-investment in our core business, the largest in our company's history.

Reflecting our belief in the strengthening fundamentals of the high-specification jackup market and our strategy to increase our participation in it, we added to our high-spec jackup fleet by purchasing a newbuild rig which will be capable of drilling in water depths up to 400 feet and constructing wells 30,000 feet deep. Delivery of the rig, named *Transocean Honor* in tribute to the 11 *Deepwater Horizon* crewmembers, is expected in the fourth quarter of this year.

In addition, we have extended our industry-leading list of technical "firsts," by:

- Building on our dual gradient drilling technology, Continuous Annular Pressure Management (CAPM™), to broaden the application of Managed Pressure Drilling (MPD) offshore with the first application of MPD from our dynamically positioned drillship, the *GSF Explorer*, working for MSEC (a Marathon led consortium) offshore Indonesia.
- Deploying our dual activity drilling capability for the first time in Angola with the ultra-deepwater drillship *Discoverer Luanda* and in Egypt with the ultra-deepwater drillship *Discoverer Americas*.
- Drilling the first offshore well in the history of Timor-Leste. The ultra-deepwater drillship *Deepwater Frontier* constructed this well for Reliance Industries.

2011: A Vision for the Future

Despite the tragedy of Macondo, we enter 2011 in a strong position. We remain the leader in every asset class in which we operate; oil prices are strong at over US$90 per barrel; customer activity is increasing; and our stock has rebounded to about the same price as this time last year. As of February 10, 2011, our contract revenue backlog was approximately US$24.0 billion, or about 2.7 times our 2010 contract drilling revenues, providing continuing financial stability and flexibility.

Certainly, there are challenges ahead. Regulatory uncertainty and permitting delays in the U.S. Gulf of Mexico continue to impact our customers' ability to drill there. However, the majority of our 12 rigs which are contracted and operating in the U.S. Gulf of Mexico are compliant with current regulations and are prepared to resume work when our customers are able. We expect that the remaining few rigs will achieve compliance in the coming weeks. Furthermore, we have preserved our contract backlog in the U.S. Gulf of Mexico and continue to enhance the productive and meaningful relationships with our customers.

Outside of the United States, market conditions are also changing. Improving oil prices and our customers' increased capital expenditure budgets bode well for our business.

The jackup market continues to evolve as customers increase demand for high-specification jackups. While overall demand for jackups is increasing, utilization of standard jackups remains flat. We are responding to this shift in market conditions by evaluating additional opportunities to expand our high-spec jackup fleet while considering options for divesting older assets. In February, we announced five-year drilling contracts for two newbuild high-specification jackup rigs for operations in Thailand for a subsidiary of Chevron Corporation. The rigs will be capable of operating in water depths up to 350 feet and constructing wells 35,000 feet deep.

We expect the midwater and conventional deepwater rig markets to be stable in 2011, although near term supply overhang from the ultra-deepwater fleet could have some downward pressure on these markets. As 2011 progresses, we expect that the ultra-deepwater market will tighten. Some traditional drilling contractors are responding by speculatively pursuing ultra-deepwater newbuilds. Transocean is committed to disciplined reinvestment, and we believe incremental, speculative capacity is not good for the industry. We will not build ultra-deepwater rigs without a contract. We will continue to work with our customers to meet their needs for ultra-deepwater capacity and have contracted all but one of our ultra-deepwater rigs through 2011.

In addition to a focus on meeting our customers' needs, we are also focused on creating value for our shareholders, through profitable growth in our business and returning excess cash. Reflecting the regulatory and legal challenges we have encountered in attempting to carry out our 2010 shareholder-approved cash distribution, the Board of Directors has recommended that shareholders rescind approval for the 2010 cash distribution and authorize a new distribution which will not require regulatory approval. A full discussion begins on page P-11 of our proxy statement.

As we move forward to take advantage of evolving market opportunities and our strong financial position, we will be guided by a new vision to deliver outstanding value to our three principal stakeholders: our customers, our employees and our shareholders.

Our Vision

Transocean will be universally recognized for innovation and excellence in unlocking the world's offshore resources.

We will be our ***customers'*** trusted partner and their preferred solution provider.

We will conduct our operations in an ***incident-free*** workplace, all the time, everywhere.

Our ***people's*** passion and commitment to overcoming challenges will be our trademark.

We will deliver outstanding ***value*** to our customers, our employees, and our shareholders.

No company could have managed the tremendous challenges of 2010 without the full support of these stakeholders. Thank you.

We look forward to the new opportunities that 2011 will bring. We will remain at the forefront of the industry as we continue to improve the performance and composition of our fleet and work with our customers to manage their offshore drilling challenges around the world. We will also share the company's financial success with our shareholders. While we will always remember and honor our past, we look forward to the future and the opportunities it presents us.

Sincerely,

Robert E. Rose



Chairman

Steven L. Newman



President and Chief Executive Officer

I would like to take this opportunity to thank members of our Board of Directors who have resigned or who will be retiring in May. Bob Rose and Victor Grijalva will retire, effective as of our Annual General Meeting, after many years of dedicated service. I would also like to thank John Whitmire, who resigned in July of 2010, and Rick George for their valuable contributions to the company.

SLN

March 22, 2011



April 1, 2011

Dear Shareholder:

The 2011 annual general meeting of Transocean Ltd. will be held on Friday, May 13, 2011 at 4:00 p.m., Swiss time, at the Lorzensaal Cham, Dorfplatz 3, CH-6330 Cham, Switzerland. The invitation to the annual general meeting, the proxy statement and a proxy card are enclosed and describe the matters to be acted upon at the meeting.

It is important that your shares be represented and voted at the meeting whether you plan to attend or not. Please read the enclosed invitation and proxy statement and date, sign and promptly return the proxy card in the enclosed self-addressed envelope.

Sincerely,

Robert E. Rose	Steven L. Newman
Chairman of the Board	*President and Chief Executive Officer*

This invitation, proxy statement and the accompanying proxy card are first being mailed to our shareholders on or about April 1, 2011.

INVITATION TO ANNUAL GENERAL MEETING OF TRANSOCEAN LTD.
Friday, May 13, 2011
4:00 p.m., Swiss time,
at the Lorzensaal Cham, Dorfplatz 3, CH-6330 Cham, Switzerland

Agenda Items

(1) Approval of the 2010 Annual Report, including the Consolidated Financial Statements of Transocean Ltd. for Fiscal Year 2010 and the Statutory Financial Statements of Transocean Ltd. for Fiscal Year 2010.

Proposal of the Board of Directors

The Board of Directors proposes that the 2010 Annual Report, including the consolidated financial statements for fiscal year 2010 and the statutory financial statements for fiscal year 2010, be approved.

(2) Discharge of the Members of the Board of Directors and the Executive Management From Liability for Activities During Fiscal Year 2010.

Proposal of the Board of Directors

The Board of Directors proposes that discharge be granted to the members of the Board of Directors and executive management from liability for activities during fiscal year 2010.

(3) Appropriation of the Available Earnings for Fiscal Year 2010.

Proposal of the Board of Directors

The Board of Directors proposes that all available earnings of the Company be carried forward.

	in CHF
Balance brought forward from previous years	36,713,000
Net profit of the year	224,976,369
Total available earnings	261,689,369
Appropriation of available earnings	
Balance to be carried forward on this account	261,689,369

(4) Proposed Reallocation of Free Reserve to Legal Reserve, Reserve From Capital Contributions.

Proposal of the Board of Directors

The Board of Directors proposes that CHF 3,243,051,000 of free reserve be reallocated to legal reserve, reserve from capital contributions.

	in CHF
Free reserve as of December 31, 2010	3,243,051,000
Reallocation to legal reserve, reserve from capital contributions	3,243,051,000
Total legal reserve, reserve from capital contributions	11,168,051,396*

** Prior to the release and allocation of legal reserve, reserve from capital contributions, to the dividend reserve from capital contributions pursuant to the conditional Agenda Item 6.*

(5) Rescission of the Distribution to Shareholders in the Form of a Par Value Reduction as Approved at the 2010 Annual General Meeting.

Proposal of the Board of Directors

The Board of Directors proposes that the resolution of the 2010 Annual General Meeting (the "2010 Distribution Resolution"), by which the distribution to shareholders in the form of a par value reduction in an amount in Swiss francs equal to USD 3.11 per issued share (including treasury shares) to be calculated and paid in U.S. dollars in four quarterly installments (the "2010 Distribution"), was approved, be rescinded. The effect of this Agenda Item 5, if approved, is that the 2010 Distribution will not be made to shareholders, and any steps initiated, or to be initiated, by the Board of Directors to implement the 2010 Distribution Resolution, including, but not limited to, the appeal to the Swiss Federal Supreme Court to achieve the registration of the initial quarterly installment of the 2010 Distribution, will no longer be pursued.

(6) *Conditional Agenda Item*: Release and Allocation of Legal Reserve, Reserve From Capital Contributions, to Dividend Reserve From Capital Contributions; Dividend Distribution out of the Dividend Reserve From Capital Contributions.

Note: A vote by shareholders at the 2011 Annual General Meeting on this Agenda Item 6 is contingent on the approval by shareholders at the 2011 Annual General Meeting of the proposals of the Board of Directors under Agenda Item 3 (carry forward of the entire available earnings) and Agenda Item 5 (rescission of the distribution to shareholders in the form of a par value reduction as approved at the 2010 Annual General Meeting). Accordingly, if either Agenda Item 3 or Agenda Item 5 has not been approved at the 2011 Annual General Meeting, there will be no vote on Agenda Item 6 at the 2011 Annual General Meeting.

Proposal of the Board of Directors

The Board of Directors proposes that (A) CHF 1,937,000,000 of legal reserve, reserve from capital contributions, be released and allocated to "dividend reserve from capital contributions" (the "Dividend Reserve") and (B) a dividend in the amount of USD 3.16 per share of the Company be distributed out of, and limited at a maximum to the amount of, such Dividend Reserve and paid in four installments. Dividend payments shall be made with respect to the outstanding share capital of the Company on the record date for the applicable installment, which amount will exclude any shares held by the Company or any of its direct or indirect subsidiaries. The proposed shareholder resolution is included in Annex A.

Proposed Release and Allocation of Legal Reserve, Reserve From Capital Contributions to Dividend Reserve

	in CHF
Legal reserve, reserve from capital contributions, as of December 31, 2010	7,925,000,396
Less release to dividend reserve from capital contributions	(1,937,000,000)
CHF 3,243,051,000 allocated to legal reserve, reserve from capital contributions pursuant to Agenda Item 4	3,243,051,000
Remaining legal reserve, reserve from capital contributions	9,231,051,396

(7) New Authorized Share Capital.

Proposal of the Board of Directors

The Board of Directors proposes that its authority to issue shares out of the Company's authorized share capital, which expired on December 18, 2010, be readopted for a new two-year period, expiring on May 13, 2013. Under the proposal, the Board of Directors' authority to issue new shares in one or several steps will be limited to a maximum of 67,047,057 new shares, or 19.99% of the currently existing stated share capital of the Company. The proposed amendments to the Articles of Association are included in Annex B.

(8) Reduction of the Maximum Number of Members of the Board of Directors to 12.

Proposal of the Board of Directors

The Board of Directors proposes that article 22 of the Articles of Association be amended such that the maximum number of the members of the Board of Directors be reduced to 12. The proposed amendment to article 22 of the Articles of Association is included in Annex C.

(9) Election of Three New Directors—Jagjeet S. Bindra, Steve Lucas and Tan Ek Kia; Reelections.

Proposal of the Board of Directors

The Board of Directors proposes that the nominees set forth below be elected as Class III Directors for a three-year term:

- Jagjeet S. Bindra; and
- Steve Lucas.

The Board of Directors further proposes that the nominee set forth below be elected as a Class I Director for a one-year term:

- Tan Ek Kia.

The Board of Directors further proposes that the directors set forth below be reelected as Class III Directors for a three-year term:

- Martin B. McNamara; and
- Ian C. Strachan.

(10) Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2011 and Reelection of Ernst & Young Ltd., Zurich, as the Company's Auditor for a Further One-Year Term.

Proposal of the Board of Directors

The Board of Directors proposes that Ernst & Young LLP be appointed as Transocean Ltd.'s independent registered public accounting firm for the fiscal year 2011 and that Ernst & Young Ltd., Zurich, be reelected as Transocean Ltd.'s auditor pursuant to the Swiss Code of Obligations for a further one-year term, commencing on the day of election at the 2011 annual general meeting and terminating on the day of the 2012 annual general meeting.

(11) Advisory Vote on Executive Compensation.

Proposal of the Board of Directors

The Board of Directors proposes that shareholders be provided with an advisory vote on the compensation of the Company's Named Executive Officers, as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure in this proxy statement.

(12) Advisory Vote on Frequency of Executive Compensation Vote.

Proposal of the Board of Directors

The Board of Directors proposes that shareholders be provided with an advisory vote on whether the advisory vote on the compensation of the Company's Named Executive Officers should occur every one, two or three years.

Organizational Matters

A copy of the proxy materials, including a proxy and admission card, has been sent to each shareholder registered in Transocean Ltd.'s share register as of March 16, 2011. Any additional shareholders who are registered in Transocean Ltd.'s share register on April 26, 2011 will receive a copy of the proxy materials after April 26, 2011. Shareholders not registered in Transocean Ltd.'s share register as of April 26, 2011 will not be entitled to attend, vote or grant proxies to vote at, the 2011 annual general meeting. No shareholder will be entered in Transocean Ltd.'s share register as a shareholder with voting rights between the close of business on April 26, 2011 and the opening of business on the day following the annual general meeting. BNY Mellon Shareowner Services, which maintains Transocean Ltd.'s share register, will, however, continue to register transfers of Transocean Ltd. shares in the share register in its capacity as transfer agent during this period.

Shareholders registered in Transocean Ltd.'s share register as of April 26, 2011 have the right to attend the annual general meeting and vote their shares (in person or by proxy), or may grant a proxy to vote on each of the proposals in this invitation and any other matter properly presented at the meeting for consideration to either Transocean Ltd. (as corporate proxy) or the independent representative, Rainer Hager, by marking the proxy card appropriately, executing it in the space provided, dating it and returning it either to:

Transocean Ltd.
Vote Processing
c/o Broadridge
51 Mercedes Way
Edgewood, NY 11717
USA

or, if granting a proxy to the independent representative
Rainer Hager
Attorney at Law and Notary
Schweiger, Advokatur/Notariat
Dammstrasse 19
CH-6300
Zug, Switzerland

We urge you to return your proxy card by 4 p.m. Eastern Daylight Time (EDT), 10 p.m. Swiss time, on May 12, 2011 to ensure that your proxy card is timely submitted.

Shares of holders who have timely submitted a properly executed proxy card and specifically indicated their votes will be voted as indicated. Shares of holders who have timely submitted a properly executed proxy card and have not specifically indicated their votes (irrespective of whether a proxy has been granted to Transocean Ltd. or the independent representative or neither is specified) will be voted in the manner recommended by the Board of Directors and Transocean Ltd. will act as such holders' proxy. Any proxy card marked to grant a proxy to both Transocean Ltd. (as corporate proxy) and the independent representative will be counted as a proxy granted to Transocean Ltd. only.

If any other matters are properly presented at the meeting for consideration, Transocean Ltd. and the independent representative, as applicable, will, in the absence of specific instructions to the contrary, have the discretion to vote on these matters in the manner recommended by the Board of Directors in the name and on behalf of shareholders who have timely submitted a properly executed proxy card.

Shareholders who hold their shares in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee when voting their shares. Shareholders who hold their shares in the name of a bank, broker or other nominee and wish to vote in person at the meeting must obtain a valid proxy from the organization that holds their shares.

We may accept a proxy by any form of communication permitted by Swiss law and our Articles of Association.

Please note that shareholders attending the annual general meeting in person or by proxy are required to show their admission card on the day of the annual general meeting. In order to determine attendance correctly, any shareholder leaving the annual general meeting early or temporarily is requested to present such shareholder's admission card upon exit.

Proxy Holders of Deposited Shares

Institutions subject to the Swiss Federal Law on Banks and Savings Banks and professional asset managers who hold proxies for beneficial owners who did not grant proxies to Transocean Ltd. or the independent representative are kindly asked to inform Transocean Ltd. of the number and par value of the registered shares they represent as soon as possible, but no later than May 13, 2011, 12 p.m. Swiss time, at the admission office for the annual general meeting.

Annual Report, Consolidated Financial Statements, Statutory Financial Statements

A copy of the 2010 Annual Report (including the consolidated financial statements for fiscal year 2010, the statutory financial statements of Transocean Ltd. for fiscal year 2010 and the audit reports on such consolidated and statutory financial statements) is available for physical inspection at Transocean Ltd.'s registered office, Turmstrasse 30, CH-6300 Zug, Switzerland. Copies of these materials may be obtained without charge by contacting our Corporate Secretary, at our registered office, Turmstrasse 30, CH-6300 Zug, Switzerland, telephone number +41 (041) 749 0500, or Investor Relations at our offices in the United States, at 4 Greenway Plaza, Houston, Texas 77046.

On behalf of the Board of Directors,



Robert E. Rose
Chairman of the Board

Zug, Switzerland
April 1, 2011

YOUR VOTE IS IMPORTANT

You may designate proxies to vote your shares by mailing the enclosed proxy card. Please review the instructions in the proxy statement and on your proxy card regarding voting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING TO BE HELD ON MAY 13, 2011.

Our proxy statement and 2010 Annual Report are available at ***http://www.deepwater.com/proxymaterials.cfm.***

TABLE OF CONTENTS

PROXY STATEMENT
FOR ANNUAL GENERAL MEETING OF TRANSOCEAN LTD.
MAY 13, 2011

INFORMATION ABOUT THE MEETING AND VOTING

This proxy statement is furnished in connection with the solicitation of proxies by Transocean Ltd., on behalf of our Board of Directors, to be voted at our annual general meeting to be held on May 13, 2011 at 4:00 p.m., Swiss time, at the Lorzensaal Cham, Dorfplatz 3, CH-6330 Cham, Switzerland.

Agenda Items

At the annual general meeting, shareholders will be asked to vote upon the following agenda items:

- Approval of the 2010 Annual Report, including the consolidated financial statements of Transocean Ltd. for fiscal year 2010 and the statutory financial statements of Transocean Ltd. for fiscal year 2010.
- Discharge of the members of the Board of Directors and executive management from liability for activities during fiscal year 2010.
- Appropriation of the available earnings for fiscal year 2010.
- Reallocation of free reserve to legal reserve, reserve from capital contributions.
- Rescission of the distribution to shareholders in the form of a par value reduction as approved at the 2010 Annual General Meeting.
- Release and allocation of legal reserve, reserve from capital contributions, to dividend reserve from capital contributions; and dividend distribution out of the dividend reserve from capital contributions. This proposal is contingent on shareholder approval of the proposals by the Board of Directors to (a) carry forward the entire available earnings (Agenda Item 3) and (b) rescind the distribution to shareholders in the form of a par value reduction as approved at the 2010 Annual General Meeting (Agenda Item 5).
- New authorized share capital.
- Reduction of the maximum number of members of the Board of Directors to 12 and respective amendment to article 22 of the Articles of Association of the Company.
- Election of three new directors—Jagjeet S. Bindra, Steve Lucas and Tan Ek Kia; reelections:

  The following nominees are proposed to be elected as Class III Directors for a three-year term:

  - Jagjeet S. Bindra; and
  - Steve Lucas.

  The following nominee is proposed to be elected as a Class I Director for a one-year term:

  - Tan Ek Kia.

  Each of the directors set forth below is proposed to be reelected as a Class III Director for a three-year term:

  - Martin B. McNamara; and
  - Ian C. Strachan.
- Appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2011 and reelection of Ernst & Young Ltd., Zurich, as the Company's auditor pursuant to the Swiss Code of Obligations for a further one-year term.

- Advisory vote on the compensation of the Company's Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in this proxy statement.

- Advisory vote on whether the advisory vote on the compensation of the Company's Named Executive Officers should occur every one, two or three years.

Quorum

Our Articles of Association provide that the presence of shareholders, in person or by proxy, holding at least a majority of the shares entitled to vote at the meeting constitutes a quorum for purposes of this annual general meeting. Our Articles of Association further provide that the presence of shareholders, in person or by proxy, holding at least two-thirds of the share capital recorded in the commercial register constitutes a quorum for purposes of amending article 22 of our Articles of Association. This higher quorum will therefore be the applicable quorum in relation to Agenda Item 8 regarding the proposed reduction of the maximum number of members of the Board of Directors. Abstentions and "broker nonvotes" will be counted as present for purposes of determining whether there is a quorum at the meeting.

Record Date

Only shareholders of record on April 26, 2011 are entitled to notice of, to attend, and to vote or to grant proxies to vote at, the annual general meeting. No shareholder will be entered in Transocean Ltd.'s share register with voting rights between the close of business on April 26, 2011 and the opening of business on the day following the annual general meeting.

Votes Required

- Approval of the proposal with respect to the 2010 Annual Report and the 2010 consolidated financial statements and 2010 statutory financial statements of Transocean Ltd. requires the affirmative vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions or blank or invalid ballots.

- Approval of the proposal to discharge the members of the Board of Directors and our executive management from liability for activities during fiscal year 2010 requires the affirmative vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions or blank or invalid ballots. No member of the Board of Directors or Transocean executive management has voting rights in relation to the proposal to discharge the members of the Board of Directors and our executive management from liability for activities during fiscal year 2010.

- Approval of the proposal for the appropriation of available earnings for fiscal year 2010 to be carried forward requires the affirmative vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions or blank or invalid ballots.

- Approval of the proposal for the reallocation of CHF 3,243,051,000 of free reserve to legal reserve, reserve from capital contributions requires the affirmative vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions or blank or invalid ballots.

- Approval of the proposal for the rescission of the distribution to shareholders in the form of a par value reduction as approved at the 2010 Annual General Meeting requires the affirmative vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions or blank or invalid ballots.

- Approval of the proposal for (1) the release and allocation of legal reserve, reserve from capital contributions, to dividend reserve from capital contributions, and (2) the dividend distribution out of the dividend reserve from capital contributions requires the affirmative vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions or blank or invalid ballots.

Note: *A vote by shareholders at the 2011 Annual General Meeting on this Agenda Item 6 is contingent on the approval by shareholders at the 2011 Annual General Meeting of the proposals of the Board of Directors under Agenda Item 3 (carry forward of the entire available earnings) and Agenda Item 5 (rescission of the distribution to shareholders in the form of a par value reduction as approved at the 2010 Annual General Meeting). Accordingly, if either Agenda Item 3 or Agenda Item 5 is not approved at the 2011 Annual General Meeting, there will be no vote on Agenda Item 6 at the 2011 Annual General Meeting.*

- Approval of the proposal for a new authorized share capital requires the affirmative vote of two-thirds of the votes represented at the annual general meeting. An abstention or blank or invalid ballot will have the effect of a vote "against" this proposal.

- Approval of the proposal to reduce the maximum number of members of the Board of Directors requires the affirmative vote of two-thirds of the shares recorded in the commercial register and entitled to vote at the annual general meeting. An abstention or blank or invalid ballot will have the effect of a vote "against" this proposal.

- Approval of the proposal to elect three nominees and reelect two nominees named in the proxy statement as directors requires the affirmative vote of a plurality of the votes cast in person or by proxy at the annual general meeting. The plurality requirement means that the director nominee with the most votes for a board seat is elected to that board seat. You may vote "for" or "against" or "abstain" with respect to the election of each director. Only votes "for" or "against" are counted in determining whether a plurality has been cast in favor of a director. Abstentions and broker non-votes are not counted for purposes of the election of directors. As described later in this proxy statement, our Corporate Governance Guidelines set forth our procedures if a director nominee is elected but does not receive more votes cast "for" than "against" the nominee's election.

- Approval of the proposal to appoint Ernst & Young LLP as the Company's independent registered public accounting firm for 2011 and to reelect Ernst & Young Ltd. as the Company's auditor pursuant to the Swiss Code of Obligations for a further one-year term requires the affirmative vote of holders of a majority of the votes cast in person or by proxy at the annual general meeting on the proposal. Abstentions and blank or invalid ballots are not counted for purposes of this proposal.

- Approval of the advisory vote on the compensation of the Company's Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in this proxy statement requires the affirmative vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions, broker non-votes or blank or invalid ballots. The vote is advisory and therefore not binding on the Company.

- For the purposes of the proposal included in Agenda Item 12, which provides for an advisory vote on whether the advisory vote on the compensation of our Named Executive Officers should occur every one, two, or three years, the approval of an alternative requires the affirmative vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions, broker non-votes or blank or invalid ballots. If none of the alternatives (one year, two years or three years) receive a majority vote, we will consider the alternative with the highest number of votes cast by shareholders to be the alternative that has been selected by shareholders.

As of March 16, 2011, there were 319,531,126 shares outstanding. Only registered holders of our shares on April 26, 2011, the record date established for the annual general meeting, are entitled to notice of, to attend and to vote at, the meeting. Holders of shares on the record date are entitled to one vote for each share held.

Proxies

A proxy card is being sent to each record holder of shares as of March 16, 2011. In addition, a proxy card will be sent to each additional record holder of shares as of the record date, April 26, 2011. If you are registered as a shareholder in Transocean Ltd.'s share register as of April 26, 2011, you may grant a proxy to vote on each of the proposals and any other matter properly presented at the meeting for consideration to either Transocean Ltd. or the independent representative, Rainer Hager, by marking your proxy card appropriately, executing it in the space provided, dating it and returning it either to:

Transocean Ltd.
Vote Processing
c/o Broadridge
51 Mercedes Way
Edgewood, NY 11717
USA

or, if granting a proxy to the independent representative
Rainer Hager
Attorney at Law and Notary
Schweiger, Advokatur/Notariat
Dammstrasse 19
CH-6300
Zug, Switzerland

We urge you to return your proxy card by 4 p.m. Eastern Daylight Time (EDT), 10 p.m. Swiss time, on May 12, 2011 to ensure that your proxy card is timely submitted. Proxies granted to Transocean Ltd. will not be exercised by an executive officer or director of Transocean Ltd. at the annual general meeting.

Please sign, date and mail your proxy card in the envelope provided. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your shares.

Under New York Stock Exchange rules, brokers who hold shares in street name for customers, such that the shares are registered on the books of the Company as being held by the brokers, have the authority to vote on "routine" proposals when they have not received instructions from beneficial owners, but are precluded from exercising their voting discretion with respect to proposals for "non-routine" matters. Proxies submitted by brokers without instructions from customers for these non-routine matters are referred to as "broker non-votes." Agenda Item 9 for the election of directors, as well as Agenda Items 11 and 12, are non-routine matters under New York Stock Exchange rules. If you hold your shares in "street name," your broker may not be able to vote your shares in the election of directors unless the broker receives appropriate instructions from you. We recommend that you contact your broker.

If you were a holder on the record date and have timely submitted a properly executed proxy card and specifically indicated your votes, your shares will be voted as indicated. If you were a holder on the record date and you have timely submitted a properly executed proxy card and have not specifically indicated your votes (irrespective of whether a proxy has been granted to Transocean Ltd. or the independent representative or neither is specified), your shares will be voted in the manner recommended by the Board of Directors and Transocean Ltd. will act as your proxy. Any proxy card marked to grant a proxy to both Transocean Ltd. (as corporate proxy) and the independent representative will be counted as a proxy granted to Transocean Ltd. only.

There are no other matters that the Board of Directors intends to present, or has received proper notice that others will present, at the annual general meeting. If any other matters are properly presented at the meeting for consideration, Transocean Ltd. and the independent representative, as applicable, will, in the absence of specific instructions to the contrary, vote any proxies submitted to them on these matters in the manner recommended by the Board of Directors.

You may revoke your proxy card at any time prior to its exercise by:

- giving written notice of the revocation to our Corporate Secretary at Transocean Ltd., Turmstrasse 30, CH-6300 Zug, Switzerland, with respect to proxies granted to Transocean Ltd., or to the independent representative at the address set forth above, with respect to proxies granted to the independent representative;
- appearing at the meeting, notifying our Corporate Secretary, with respect to proxies granted to Transocean Ltd., or the independent representative, with respect to proxies granted to the independent representative, and voting in person; or
- properly completing and executing a later-dated proxy and timely delivering it to our Corporate Secretary or the independent representative.

Your presence without voting at the meeting will not automatically revoke your proxy, and any revocation during the meeting will not affect votes previously taken. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee in revoking your previously granted proxy.

We may accept a proxy by any form of communication permitted by Swiss law and our Articles of Association. Please note that shareholders attending the annual general meeting in person or by proxy are required to show their admission card on the day of the annual general meeting. In order to determine attendance correctly, any shareholder leaving the annual general meeting early or temporarily is requested to present such shareholder's admission card upon exit.

Background of Transocean

In December 2008, Transocean Ltd. completed a transaction pursuant to an Agreement and Plan of Merger among Transocean Ltd., Transocean Inc., which was our former parent holding company, and Transocean Cayman Ltd., a company organized under the laws of the Cayman Islands that was a wholly-owned subsidiary of Transocean Ltd., pursuant to which Transocean Inc. merged by way of schemes of arrangement under Cayman Islands law with Transocean Cayman Ltd., with Transocean Inc. as the surviving company (the "Redomestication Transaction"). In the Redomestication Transaction, Transocean Ltd. issued one of its shares in exchange for each ordinary share of Transocean Inc. In addition, Transocean Ltd. issued 16 million of its shares to Transocean Inc. for future use to satisfy Transocean Ltd.'s obligations to deliver shares in connection with awards granted under our incentive plans, warrants or other rights to acquire shares of Transocean Ltd. The Redomestication Transaction effectively changed the place of incorporation of our parent holding company from the Cayman Islands to Zug, Switzerland. As a result of the Redomestication Transaction, Transocean Inc. became a direct, wholly-owned subsidiary of Transocean Ltd. In connection with the Redomestication Transaction, we also relocated our principal executive offices to Vernier, Switzerland.

References to "Transocean," the "Company," "we," "us" or "our" include Transocean Ltd. together with its subsidiaries and predecessors, unless the context requires otherwise.

AGENDA ITEM 1.

Approval of the 2010 Annual Report, including the Consolidated Financial Statements of Transocean Ltd. for Fiscal Year 2010 and the Statutory Financial Statements of Transocean Ltd. for Fiscal Year 2010

Proposal

The Board of Directors proposes that the 2010 Annual Report, including the consolidated financial statements of Transocean Ltd. for fiscal year 2010 and the statutory financial statements for fiscal year 2010, be approved.

Explanation

The consolidated financial statements of Transocean Ltd. for fiscal year 2010 and the Swiss statutory financials for fiscal year 2010 are contained in the 2010 Annual Report, which was made available to all registered shareholders with this invitation and proxy statement. In addition, these materials will be available for physical inspection at the Company's registered office, Turmstrasse 30, CH-6300 Zug, Switzerland. The 2010 Annual Report also contains information on the Company's business activities and our business and financial situation, information relating to corporate governance as required by the SIX Swiss Exchange directive on corporate governance, and the reports of Ernst & Young Ltd., Zurich, the Company's auditors pursuant to the Swiss Code of Obligations, on the Company's consolidated financial statements for fiscal year 2010 and statutory financial statements for fiscal year 2010. In its reports, Ernst & Young Ltd., the Company's auditors pursuant to the Swiss Code of Obligations, recommended without qualification that the Company's consolidated financial statements and statutory financial statements for the year ended December 31, 2010 be approved. Ernst & Young Ltd. expresses its opinion that the "consolidated financial statements for the years ended December 31, 2010 and 2009 present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law." Ernst & Young Ltd. further expresses its opinion and confirms that the statutory financial statements for the year ended December 31, 2010 and the proposed appropriation of available earnings comply with Swiss law and the Articles of Association of the Company.

Under Swiss law, the 2010 Annual Report and the consolidated financial statements and Swiss statutory financials must be submitted to shareholders for approval at each annual general meeting.

If the shareholders do not approve this proposal, the Board of Directors may call an extraordinary general meeting of shareholders for reconsideration of this proposal by shareholders.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions or blank or invalid ballots.

Recommendation

The Board of Directors recommends a vote "FOR" approval of the 2010 Annual Report, the consolidated financial statements and the Swiss statutory financials.

AGENDA ITEM 2.

Discharge of the Members of the Board of Directors and Executive Management from Liability for Activities during Fiscal Year 2010.

Proposal of the Board of Directors

The Board of Directors proposes that shareholders discharge the members of the Board of Directors and our executive management from liability for activities during fiscal year 2010.

Explanation

As is customary for Swiss corporations and in accordance with article 698, para. 2, item 5 of the Swiss Code of Obligations, shareholders are requested to discharge the members of the Board of Directors and our executive management from liability for their activities during fiscal year 2010. This release is only effective with respect to facts that have been disclosed to shareholders (including through any publicly available information, whether or not included in our filings with the SEC) and binds shareholders who either voted in favor of the proposal or who subsequently acquired shares with knowledge of the resolution. In addition, shareholders who vote against this proposal, abstain from voting on this proposal, do not vote on this proposal, or acquire their shares without knowledge of the approval of this resolution, must bring, as a plaintiff, any claims in a future shareholder derivative suit within six months after the approval of this resolution. After the expiration of this six-month period, such shareholders will generally no longer have the right to bring, as a plaintiff, claims in shareholder derivative suits against our directors and executive management.

By voting for this proposal, you may be giving up the right to be a plaintiff in the pending shareholder derivative suits related to the Macondo incident described in Item 3 of our Annual Report on Form 10-K for the year ended December 31, 2010, if you are currently a plaintiff in any such proceedings, as well as giving up the ability to bring, as a plaintiff, claims in future shareholder derivative suits that have not been brought to date. The pending shareholder derivative claims allege the breach by our directors of their fiduciary duties based on allegations that our directors failed to monitor safety risks, including risks related to the Company's blowout preventers, and made misleading statements regarding the Company's safety risks, the safety of the blowout preventers, and the Company's financial condition. In addition, other allegations have been made against us in investigations and other contexts that are publicly available and could form the basis of similar claims against our directors and executive management.

For purposes of this proposal, the members of management included in the executive management group are the same as the Company's executive officers, as defined by the Securities Exchange Act of 1934.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions or blank or invalid ballots. No member of the Board of Directors or Transocean executive officer has voting rights in relation to the proposal.

Recommendation

The Board of Directors recommends a vote "FOR" the proposal to discharge the members of the Board of Directors and our executive management from liability for activities during fiscal year 2010.

AGENDA ITEM 3.

Appropriation of the Available Earnings for Fiscal Year 2010.

Proposal of the Board of Directors

The Board of Directors proposes that all available earnings of the Company be carried forward.

	in CHF
Appropriation of the Company's Available Earnings	
Balance brought forward from previous years	36,713,000
Net profit of the year	224,976,369
Total available earnings	261,689,369
Appropriation of Available Earnings	
Balance to be carried forward on this account	261,689,369

Explanation

Under Swiss law, the appropriation of available earnings as set forth in the Swiss statutory financial statements must be submitted to shareholders for approval at each Annual General Meeting. The available earnings at the disposal of the Company's shareholders at the 2011 Annual General Meeting are the earnings of the Transocean group parent company, on a stand-alone basis.

The Board of Directors proposes that CHF 261,689,369 (the entire available earnings balance) be carried forward in available earnings.

The Board of Directors does not propose that a dividend be distributed out of the available earnings. Instead, the Board of Directors is submitting Agenda Item 6 regarding the distribution of a dividend out of additional paid-in capital, which agenda item is contingent on the approval by shareholders at the Annual General Meeting of the proposals of the Board of Directors under Agenda Item 3 (carry forward of the entire available earnings) and Agenda Item 5 (rescission of the distribution to shareholders in the form of a par value reduction as approved at the 2010 Annual General Meeting). If this Agenda Item 3 is not approved as proposed by the Board of Directors, then there will be no vote on Agenda Item 6 and, as a result, no dividend out of qualifying additional paid-in capital will be authorized by shareholders at the Annual General Meeting. Unlike a dividend distributed out of available earnings, a dividend paid out of additional paid-in capital is not subject to any Swiss federal withholding tax.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions or blank or invalid ballots.

Recommendation

The Board of Directors recommends a vote "FOR" this proposal.

AGENDA ITEM 4.

Reallocation of Free Reserve to Legal Reserve, Reserve From Capital Contributions

Proposal of the Board of Directors

The Board of Directors proposes that CHF 3,243,051,000 of free reserve be reallocated to legal reserve, reserve from capital contributions.

	in CHF
Free reserve as of December 31, 2010	3,243,051,000
Reallocation to legal reserve, reserve from capital contributions	3,243,051,000
Total legal reserve, reserve from capital contributions	11,168,051,396*

* *Prior to the release and allocation of legal reserve, reserve from capital contributions, to the dividend reserve from capital contributions pursuant to the conditional Agenda Item 6.*

Explanation

At the 2009 annual general meeting of the Company, shareholders approved the release of CHF 3.5 billion of additional paid-in capital, which had been booked in the Swiss statutory standalone balance sheet in the account "legal reserve," to the account "free reserve." The Board of Directors had submitted the respective proposal for approval by shareholders in accordance with then-prevailing Swiss practice in view of the concurrently proposed CHF 3.5 billion share repurchase program. Under the 2009 shareholder resolution, which approved the share repurchase program, we have repurchased, as of March 1, 2011, 2,863,267 of our shares for an aggregate purchase price of approximately CHF 257 million. The amount of free reserves as of December 31, 2010 was CHF 3,243,051,000.

On January 1, 2011, a new tax law regarding the distribution of qualifying additional paid-in capital came into force. Under the new tax law, distributions of qualifying additional paid-in capital in the form of a dividend are no longer subject to Swiss federal withholding tax. The Swiss federal tax authorities require Swiss companies to present qualifying additional paid-in capital in their statutory financial statements as a sub-item to the "legal reserve" account and designate it as "legal reserve, reserve from capital contributions."

The proposed reallocation of CHF 3,243,051,000 from free reserve to legal reserve, reserve from capital contributions, is intended to ensure (1) compliance with the requirements of the Swiss federal tax authorities, and (2) that such amount, which as of December 31, 2010 had been booked as "free reserve," continues to be available for share repurchases in the future without any incurrence of Swiss federal withholding tax.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions or blank or invalid ballots.

Recommendation

The Board of Directors recommends a vote "FOR" this proposal.

AGENDA ITEM 5.

Rescission of the Distribution to Shareholders in the Form of a Par Value Reduction as Approved at the 2010 Annual General Meeting

Proposal of the Board of Directors

The Board of Directors proposes that the resolution of the 2010 Annual General Meeting (the "2010 Distribution Resolution"), by which the distribution to shareholders in the form of a par value reduction in an amount in Swiss francs equal to USD 3.11 per issued share (including treasury shares) to be calculated and paid in U.S. dollars in four quarterly installments (the "2010 Distribution"), was approved, be rescinded. The effect of this Agenda Item 5, if approved, is that the 2010 Distribution will not be made to shareholders, and any steps initiated, or to be initiated, by the Board of Directors to implement the 2010 Distribution Resolution, including, but not limited to, the appeal to the Swiss Federal Supreme Court, to achieve the registration of the initial quarterly installment of the 2010 Distribution, will no longer be pursued.

Explanation

As previously disclosed, the commercial register rejected the registration of the initial installment of the 2010 Distribution, and upon appeal by the Company the Administrative Court of the Canton of Zug upheld the commercial register's rejection. After a comprehensive review of all legal, procedural, financial and other aspects relevant to the implementation of the 2010 Distribution, including the uncertainty of the timing and outcome of the pending appeal with the Swiss Federal Supreme Court, the Board of Directors believes it is in the best interest of the Company to discontinue with the disputed 2010 Distribution and ask shareholders to rescind the 2010 Distribution Resolution. On March 7, 2011, the Swiss Federal Supreme Court granted the Company's request to stay the appeal proceedings until shareholders have voted on the proposed rescission of the 2010 Distribution Resolution. Instead of the 2010 Distribution, the Board of Directors is proposing to the 2011 Annual General Meeting the distribution of a dividend out of qualifying additional paid-in capital in an amount of USD 3.16 per outstanding share, payable in four installments. The proposed dividend under Agenda Item 6 is contingent upon shareholder approval of the proposal of the Board of Directors under Agenda Item 3 (carry forward of the entire available earnings) and the proposal of the Board of Directors under this Agenda Item 5. Accordingly, a vote against this Agenda Item 5 will have the effect that no dividend out of qualifying additional paid-in capital will be paid to shareholders. Under new Swiss tax laws effective January 1, 2011, like a distribution by way of a par value reduction, shareholders will not incur Swiss withholding tax on the proposed dividend out of qualifying additional paid-in capital. Unlike a distribution by way of a par value reduction, a dividend paid out of qualifying additional paid-in capital will not require registration with the commercial register.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions or blank or invalid ballots.

Recommendation

The Board of Directors recommends a vote "FOR" this proposal.

AGENDA ITEM 6.

Conditional Agenda Item: Release and Allocation of Legal Reserve, Reserve From Capital Contributions, to Dividend Reserve From Capital Contributions; Dividend Distribution out of the Dividend Reserve From Capital Contributions

Proposal of the Board of Directors

The Board of Directors proposes that (A) CHF 1,937,000,000 of legal reserve, reserve from capital contributions, be released and such amount be allocated to "dividend reserve from capital contributions" (the "Dividend Reserve") and (B) a dividend in the amount of USD 3.16 per share of the Company be distributed out of, and at a maximum limited to the amount of, such Dividend Reserve and paid in four installments. Dividend payments shall be made with respect to the outstanding share capital of the Company on the record date for the applicable installment, which amount will exclude any shares held by the Company or any of its direct or indirect subsidiaries. The proposed shareholder resolution is included in Annex A.

Explanation

On January 1, 2011, a new tax law regarding the distribution of additional paid-in capital came into force. Under the new tax law, distributions of qualifying additional paid-in capital in the form of a dividend are no longer subject to Swiss federal withholding tax. The Board of Directors is proposing that, in lieu of a dividend out of available earnings, a dividend be made in the form of a dividend of qualifying additional paid-in capital because such a dividend is not subject to Swiss federal withholding tax. The Board of Directors believes that such a dividend distribution should only be made if the 2010 Distribution is discontinued and shareholders approve the resolution proposed under Agenda Item 5, according to which the 2010 Distribution Resolution would be rescinded. Accordingly, a vote by shareholders at the 2011 Annual General Meeting on this Agenda Item 6 is contingent on shareholder approval of the proposal by the Board of Directors under Agenda Item 5. In addition, a vote on this Agenda Item 6 is contingent on shareholder approval of the proposal of the Board of Directors under Agenda Item 3.

On this contingent basis, the Board of Directors is seeking shareholder approval of a dividend in the amount of USD 3.16 per share of the Company. Subject to the Dividend Reserve not being exceeded, as further explained below, the dividend would be distributed to shareholders in four installments at such times and with such record dates as shall be determined by the Board of Directors. The Board of Directors expects that the four payment dates will be set in June 2011, September 2011, December 2011, and March 2012. Dividend payments shall be made with respect to the outstanding share capital of the Company on the record date for the applicable installment, which amount will exclude any shares held by the Company or any of its direct or indirect subsidiaries.

The aggregate U.S. dollar dividend amount approved at the annual general meeting and paid out to shareholders must at no time exceed the Swiss franc-denominated additional paid-in capital available to shareholders for the aggregate 2011 dividend (including all four installments). The Board of Directors is proposing that CHF 1,937,000,000 of the existing additional paid-in capital (which under Swiss law is referred to as "legal reserve, reserve from capital contributions"), or approximately USD 6.65 per share based on a USD/CHF exchange rate of approximately CHF 0.912 per USD 1 in effect on March 16, 2011, be made available for purposes of the aggregate 2011 dividend (including all four installments) by way of a release and allocation to the account "Dividend Reserve." Based on the number of shares outstanding as of March 16, 2011 and an exchange rate of CHF 0.912 per USD effective as of the same date, the amount of the proposed aggregate dividend (including all four installments) under this Agenda Item 6 would be CHF 920,964,114. Accordingly, the Dividend Reserve exceeds the aggregate USD dividend amount by approximately 110.3%. The Board of Directors is proposing this excess amount in order to increase the likelihood that the issuance of new shares after the date hereof (which shares, to the extent then outstanding, would generally share in the quarterly dividend installments) and a decrease in value of the Swiss franc relative to the U.S. dollar will not reduce the per share amount of the dividend installments paid. If, notwithstanding the allocation of this excess amount to the Dividend Reserve, the Dividend

Reserve would be exceeded upon the occurrence of the payment date for a quarterly dividend installment (including as a result of the issuance of additional shares after the date hereof or changes in the exchange rate), the Company would be required under the terms of the proposed shareholder resolution to adjust the relevant quarterly installment downward so that the respective payment does not exceed the Dividend Reserve. No further quarterly installment payments could then be made. Also, a downward adjustment of the per share dividend amount would have to be made if at the date of the 2011 Annual General Meeting the aggregate USD dividend amount exceeded the Dividend Reserve.

The Board of Directors' dividend proposal has been confirmed to comply with Swiss law and the Company's Articles of Association by the statutory auditor, Ernst & Young Ltd., as state-supervised auditing enterprise, representatives of which will be present at the meeting.

Shareholders may, upon the terms and conditions provided by the Board of Directors in its reasonable discretion, elect, during the election period as determined by the Board of Directors or, upon its due authorization, executive management in its reasonable discretion, to receive quarterly installments in Swiss francs.

If you are a holder of shares registered in our share register, you must elect in writing to the following address:

BNY Mellon Shareowner Services
Attn: Steven Myers
480 Washington Boulevard
29th Floor
Jersey City, NJ 07310 USA
Fax number: +1 (732) 667-9464

If you hold your shares in the name of a bank, broker or nominee, please contact your bank, broker or nominee in order to make the election arrangements.

Shares issued after the date of the 2011 Annual General Meeting will generally participate in the dividend payments, except with respect to shares issued between the record date and the payment date with respect to the relevant installment.

The Board of Directors or, upon its due authorization, executive management has the task of executing the dividend resolution, including, but not limited to, by setting the record date (and thus, indirectly, the ex-dividend date), the election period for receiving the dividend in Swiss francs and the payment dates.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions or blank or invalid ballots.

Note: A vote by shareholders at the 2011 Annual General Meeting on this Agenda Item 6 is contingent on shareholder approval of the proposals by the Board of Directors under Agenda Item 3 and under Agenda Item 5. Accordingly, if either Agenda Item 3 or Agenda Item 5 is not approved at the 2011 Annual General Meeting, there will be no vote on Agenda Item 6 at the 2011 Annual General Meeting.

Recommendation

The Board of Directors recommends a vote "FOR" this proposal.

AGENDA ITEM 7.

New Authorized Share Capital

Proposal of the Board of Directors

The Board of Directors proposes that its authority to issue shares out of the Company's authorized share capital, which expired on December 18, 2010, be readopted for a new two-year period, expiring on May 13, 2013. Under the proposal, the Board of Directors' authority to issue new shares in one or several steps will be limited to a maximum of 67,047,057 shares, or 19.99% of the currently existing stated share capital of the Company. The proposed amendments to the Articles of Association are included in Annex B.

Explanation

Under the Swiss Code of Obligations, the authority of the Board of Directors to issue shares out of the Company's authorized share capital is limited to a maximum two-year period. The use of an authorized share capital of 167,617,649 shares (50% of the outstanding share capital registered in the commercial register) under the current Article 5 of the Articles of Association expired on December 18, 2010.

If the proposed authorized share capital is approved, and the Board of Directors resolves to use the authorized share capital in one or several steps, the Board of Directors will determine the time of the issuance, the issuance price, the manner in which the new shares have to be paid, the date from which the shares carry the right to dividends and, subject to the provisions of our Articles of Association, the conditions for the exercise of the preemptive rights with respect to the issuance and the allotment of preemptive rights that are not exercised.

The proposed amendments could, under certain circumstances, have an anti-takeover effect, although this is not the intention of this proposal. For example, in the event of a hostile attempt to take over control of the Company, it may be possible for us to seek to impede the attempt by issuing additional shares, which would dilute the voting power of the other outstanding shares and increase the potential cost to acquire control of us. However, the Board is not aware of any attempt to take control of the Company, and the Board has not presented this proposal with the intent that it be utilized as a type of anti-takeover device.

To the extent that additional authorized shares are issued in the future, the issuance may decrease the existing shareholders' percentage equity ownership and, depending on the price at which such shares are issued, could be dilutive to the existing shareholders.

The Board of Directors may allow preemptive rights that are not exercised to expire, or it may place such rights or shares, the preemptive rights of which have not been exercised, at market conditions or use them otherwise in our interest. Under our Articles of Association, in connection with the issuance of new shares from authorized capital, the Board of Directors is authorized to limit or withdraw the preemptive rights of the existing shareholders in various circumstances, including (1) following a shareholder or group of shareholders acting in concert having acquired in excess of 15% of the share capital registered in the commercial register without having submitted a takeover proposal to shareholders that is recommended by the Board of Directors or (2) for purposes of the defense of an actual, threatened or potential unsolicited takeover bid, in relation to which the Board of Directors has, upon consultation with an independent financial adviser retained by the Board of Directors, not recommended acceptance to the shareholders.

In the ordinary course of our business, we may determine from time to time that the issuance of shares is in the best interest of the Company for various purposes, including financings, acquisitions and the issuance of shares under the Company's Long-Term Incentive Plan.

The Board of Directors believes the proposed authorized share capital will help ensure that the Company will have the flexibility to make acquisitions and access the equity capital markets when opportunities arise, rather than being subject to the delays associated with preemptive rights or the need to call a shareholders' meeting and obtain further shareholder approval, except as may be required by applicable laws or regulations, including the rules of the NYSE (which requires shareholder approval in certain instances, such as in connection with transactions where the present or potential issuance of shares is or will be equal to or in excess of 20% of the shares outstanding before such issuance).

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of two-thirds of the votes represented at the general meeting. An abstention or blank or invalid ballot will have the effect of a vote "against" this proposal.

Recommendation

The Board of Directors recommends a vote "FOR" this proposal.

AGENDA ITEM 8.

Reduction of the Maximum Number of Members of the Board of Directors to 12

Proposal of the Board of Directors

The Board of Directors proposes that the number of the members of the Board of Directors be reduced to a maximum number of 12. The proposed amendments to the Articles of Association are included in Annex C.

Explanation

For two years after the completion of our merger with GlobalSantaFe Corporation in November 2007, we were subject to a provision in our organizational documents requiring that our Board of Directors use reasonable best efforts to maintain an allocation of directors consisting of seven legacy Transocean members and seven legacy GlobalSantaFe members. To this end, our Articles of Association provided that our Board of Directors shall not have more than 14 members. However, the post-merger arrangement has now expired and, as of the time of the annual general meeting, six of the members appointed at the time of the merger will have left the Board of Directors.

The Board of Directors periodically reviews the size of the Board of Directors and the corporate governance provisions relating thereto to determine whether any changes are appropriate. Assuming all of our proposed nominees are elected at our 2011 annual general meeting, our Board of Directors will have 11 members and, based on its review, the Board of Directors believes it would no longer be appropriate for the size of the Board to exceed 12 directors. The Board believes a greater number of directors would not be conducive to substantive discussions in which each director can participate meaningfully and, therefore, could reduce the efficiency of Board functions. The Board of Directors believes that a Board size not exceeding 12 directors will still provide for sufficient diversity and expertise among our directors and, at the same time, allow the Board of Directors to establish committees of an appropriate size and composition. The Board of Directors is therefore proposing to amend article 22 of the Company's Articles of Association accordingly and reduce the maximum number of directors to 12. If this amendment to our Articles of Association is approved, then, in the absence of any subsequent vacancy on the Board or any further amendment to our Articles of Association, shareholders will, in effect, be able to elect two fewer additional members to the Board than the shareholders could have elected prior to the amendment.

Voting Requirement to Approve Proposal

Under our Articles of Association, the approval of the proposal to reduce the maximum number of members of the Board of Directors requires the affirmative vote of two-thirds of the shares recorded in the commercial register and entitled to vote at the annual general meeting. An abstention or blank or invalid ballot will have the effect of a vote "against" this proposal.

Recommendation

The Board of Directors recommends a vote "FOR" this proposal.

AGENDA ITEM 9.

Election of Three New Directors—Jagjeet S. Bindra, Steve Lucas and Tan Ek Kia; Reelections

Our Articles of Association divide our Board of Directors into three classes: Class I, Class II and Class III. Four Class III directors are to be elected at our 2011 annual general meeting to serve for three-year terms expiring at the annual general meeting in 2014. One Class I director is to be elected at our 2011 annual general meeting to serve for a one-year term expiring at the annual general meeting in 2012.

Robert E. Rose and Victor E. Grijalva are currently Class III directors with their terms set to expire at the 2011 annual general meeting, but Messrs. Rose and Grijalva are not standing for reelection at the 2011 annual general meeting. Richard L. George, formerly a Class I director, resigned from the Board in February 2011.

The Board has nominated Jagjeet S. Bindra and Steve Lucas for election as Class III directors, Tan Ek Kia for election as a Class I director, and the following individuals for reelection as Class III directors: Martin B. McNamara and Ian C. Strachan.

The Board does not have a specific policy regarding diversity in the selection of director nominees. However, the Board does consider diversity in the director nominee selection process. The Board takes an expansive view of the diversity of the Board with the goal of having the directors eventually reflect the global diversity of our workforce, our clients and the cultures in which we operate. We are a multinational company with four different nationalities represented in our officer group and over 89 in our global workforce. We operate in 46 countries worldwide.

We have adopted a majority vote policy in the election of directors as part of our Corporate Governance Guidelines. This policy provides that the Board may nominate only those candidates for director who have submitted an irrevocable letter of resignation which would be effective upon and only in the event that (1) such nominee fails to receive a sufficient number of votes from shareholders in an uncontested election and (2) the Board accepts the resignation. If a nominee who has submitted such a letter of resignation does not receive more votes cast "for" than "against" the nominee's election, the Corporate Governance Committee must promptly review the letter of resignation and recommend to the Board whether to accept the tendered resignation or reject it. The Board must then act on the Corporate Governance Committee's recommendation within 90 days following the certification of the shareholder vote. The Board must promptly disclose its decision regarding whether or not to accept the nominee's resignation letter in a Form 8-K furnished to the SEC or other broadly disseminated means of communication. Full details of this policy are set out in our Corporate Governance Guidelines which are available on our website at *www.deepwater.com* under "Investor Relations—Corporate Governance."

The Board has received from each nominee for election at the annual general meeting listed below, an executed irrevocable letter of resignation consistent with these guidelines described above. Each such letter of resignation is effective only in the event that (1) such director fails to receive a sufficient number of votes from shareholders in an uncontested election of such director and (2) the Board accepts such resignation.

Nominees for Director—Class III—Terms Expiring 2014

Recommendation

Election of Jagjeet S. Bindra

JAGJEET S. BINDRA, age 63, U.S. citizen, is the retired President of Chevron Global Manufacturing, a position in which he served from 2003 to 2009. Mr. Bindra joined the Chevron group of companies in 1977 as a research engineer and served in a variety of positions during his career, including as Managing Director of Caltex Australia Ltd. (50% owned by Chevron, ASX: CTX) from 2002 to 2003, President of Chevron Pipeline Company from 1997 to 2002, Senior Vice President, Pipeline & Transportation, of Chevron Overseas Petroleum from 1995 to 1997, Manager of Strategic Planning for Chevron Corporation from 1994 to 1995 and Group Manager, Projects & Engineering Technology from 1991 to 1994. Mr. Bindra is a director of Edison International (NYSE: EIX) and Southern California Edison Company (since 2010), Larsen & Toubro Ltd., India (since 2009) and Transfield Services Limited, Australia (ASX: TSE) (since 2009). He previously served as a director of Reliance Petroleum Ltd. from 2006 to 2007, Caltex Australia Ltd. from 2002 to 2003, GS Caltex, Korea from 2003 to 2009 and Sriya Innovations Inc. (from 2009 to 2010). Mr. Bindra received his MBA in 1979 from St. Mary's College of California, his Master of Science in Chemical Engineering in 1970 from the University of Washington and his bachelor's degree in Chemical Engineering in 1969 from the Indian Institute of Technology, Kanpur.

The Board of Directors has concluded that that Mr. Bindra should be elected to the Board. Mr. Bindra has extensive energy value chain expertise and significant senior management experience in the international energy sector, particularly in Russia/Kazakhstan, India, Australia and Southeast Asia. This international energy experience and the perspective it brings are expected to benefit the Board's decision making process.

The Board of Directors recommends a vote "FOR" the election of Jagjeet S. Bindra.

Election of Steve Lucas

STEVE LUCAS, age 56, U.K. citizen, is the retired Group Finance Director of National Grid plc, a position in which he served from 2002 to 2010. From 2000 to 2002, Mr. Lucas served as Group Finance Director, Lattice Group plc. Mr. Lucas previously served as the Treasurer of BG Group plc from 1998 to 2000 and as Finance Director, Exploration & Production, of British Gas plc from 1994 to 1998. From 1983 to 1994, Mr. Lucas served in a variety of finance roles with Royal Dutch/Shell in the U.K., East Africa, Hong Kong and China. Mr. Lucas is a director of Compass Group plc (since 2004). Mr. Lucas received his Bachelor of Arts in Geology in 1976 from Oxford University and is also a member of the Institute of Chartered Accountants in England & Wales.

The Board of Directors has concluded that Mr. Lucas should be elected to the Board. Mr. Lucas has significant finance experience in the international energy sector. This finance experience and international energy experience and the perspective they bring are expected to benefit the Board's decision making process.

The Board of Directors recommends a vote "FOR" the election of Steve Lucas.

Nominee for Director—Class I—Term Expiring 2012

Recommendation

Election of Tan Ek Kia

TAN EK KIA, age 62, Malaysian citizen, is the retired Vice President, Ventures and Developments, Asia Pacific and Middle East Region of Shell Chemicals, a position in which he served from 2003 to 2006. Mr. Tan joined the Shell group of companies in 1973 as an engineer and served in a variety of positions in Asia, the U.S. and Europe during his career, including as Chairman, Shell Companies, Northeast Asia from 2000 to 2003, Managing Director of Shell Nanhai from 1997 to 2000 and Managing Director of Shell Malaysia Exploration and Production from 1994 to 1997. Mr. Tan is a director of PT Chandra Asri Petrochemical Tbk (since 2011), Keppel Corporation (since 2010), City Spring (since 2010), SMRT Corporation (since 2009), Dialog Systems Asia (since 2008) and Chairman of City Gas (since 2009). Mr. Tan received his Bachelor of Science in Mechanical Engineering in 1973 from the University of Nottingham.

The Board of Directors has concluded that Mr. Tan should be elected to the Board. Mr. Tan has significant senior management and engineering experience in the international energy sector, particularly in Asia. This international energy experience and the perspective it brings are expected to benefit the Board's decision making process.

The Board of Directors recommends a vote "FOR" the election of Tan Ek Kia.

Reelection of Martin B. McNamara

MARTIN B. MCNAMARA, age 63, U.S. citizen, has served as a director of the Company since November 1994. Mr. McNamara is a retired Partner of the law firm of Gibson, Dunn & Crutcher LLP and has served as a member of the firm's executive, finance, planning and compensation committees, as well as a Partner-in-Charge of the firm's Texas practice. During the past ten years and prior to his retirement in 2010, Mr. McNamara was in the private practice of law. Mr. McNamara received his Bachelor of Arts degree in 1969 from Providence College and his law degree in 1972 from Yale Law School. Mr. McNamara has served as the chair of the Corporate Counsel Section of the State Bar of Texas and is a lifetime fellow of the Texas Bar Foundation.

The Board of Directors has concluded that Mr. McNamara should remain on the Board and has recommended that he serve an additional term. Mr. McNamara is an attorney by education with extensive management experience with energy companies and experience as a lawyer representing energy clients. Mr. McNamara was on the board of legacy Transocean from 1994 until the merger with GlobalSantaFe Corporation in November 2007. His institutional knowledge combined with his professional experience aids the Board in reviewing decisions and strategy for the Company.

The Board of Directors recommends a vote "FOR" the reelection of Martin B. McNamara.

Reelection of Ian C. Strachan

IAN C. STRACHAN, age 67, U.K. and U.S. citizen, has served as a director of the Company since December 1999. Mr. Strachan is a director of Caithness Petroleum Ltd. (since 2008), Xstrata plc (since 2003), and Rolls Royce Group plc (since 2003). He served as a director of Johnson Matthey plc from 2002 to March 2009 and as Chairman of the Board of Instinet Group Incorporated from January 2003 to December 2005. Mr. Strachan served as Chief Executive Officer of BTR plc from 1996 until 1999. From 1987 to 1995, Mr. Strachan was with Rio Tinto plc, serving as Chief Financial Officer from 1987 to 1991 and as Deputy Chief Executive Officer from 1991 to 1995. He was employed by Exxon Corporation from 1970 to 1986. Mr. Strachan received his Master of Arts in History in 1965 from Christ's College, Cambridge University, and his Master of Public Affairs in 1967 from the Woodrow Wilson School, Princeton University and was a teaching fellow and Ph.D. candidate at Harvard University from 1969 to 1970.

The Board of Directors has concluded that Mr. Strachan should remain on the Board and has recommended that he serve an additional term. Mr. Strachan holds a Masters of Public Affairs degree and has significant senior management experience in the energy and other business sectors, including CEO and Chairman positions in international companies. He also brings customer expertise to the Board, along with international financial experience. This experience, combined with his educational and financial background, are helpful to the Board's decision making process.

The Board of Directors recommends a vote "FOR" the reelection of Ian C. Strachan.

Continuing Directors—Class I—Terms Expiring 2012

W. RICHARD ANDERSON, age 57, U.S. citizen, has served as a director of the Company since November 2007. He served as a director of GlobalSantaFe Corporation from September 2006 until

November 2007. Since August 2008, Mr. Anderson has served as the Chief Financial Officer of Eurasia Drilling Company Limited, the largest land drilling company in the former Soviet Union. From March 2007 until August 2008, Mr. Anderson was a private investor. Mr. Anderson served as the President and Chief Executive Officer of Prime Natural Resources, Inc. from May 2002 until March 2007. Before joining Prime Natural Resources, Inc., Mr. Anderson was managing partner of Hein & Associates, LLP, a certified public accounting firm. Since 2007, he has served as the chairman of the board and chairman of the audit committee of Vanguard Natural Resources, LLC. Within the past ten years, Mr. Anderson was also a director of Calibre Energy, Inc. from 2006 to 2007 and a director of Boots & Coots, Inc. from 1999 until it was acquired by Halliburton Company in September 2010. Mr. Anderson received his Bachelor of Science degree in accounting in 1978 and his Masters in Taxation degree in 1985 from the University of Colorado. He is a member of the AICPA, the Texas Society of CPAs and the Society of Exploration Geophysicists.

The Board of Directors has concluded that that Mr. Anderson should remain on the Board. Mr. Anderson holds a Masters-Taxation degree and has significant senior management experience in the international energy sector. This international experience and the perspective it brings, combined with his educational background, benefit the Board's decision making process.

EDWARD R. MULLER, age 59, U.S. citizen, has served as a director of the Company since November 2007 and served as a director of GlobalSantaFe Corporation from November 2001 to November 2007 and of Global Marine, Inc. from 1997 to 2001. Since the merger of Mirant Corporation with RRI Energy, Inc. to form GenOn Energy, Inc. in December 2010, he has served as GenOn Energy Inc.'s Chairman and Chief Executive Officer. Prior to the merger, Mr. Muller served as Chairman, President and Chief Executive Officer of Mirant Corporation since September 2005. Mr. Muller was a private investor from 2000 until 2005. Mr. Muller served as President and Chief Executive Officer of Edison Mission Energy, a wholly owned subsidiary of Edison International, from 1993 until 2000. During his tenure, Edison Mission Energy was engaged in developing, owning and operating independent power production facilities worldwide. Within the past ten years, Mr. Muller was also a director of The Keith Companies, Inc. and Omat Technologies, Inc. Mr. Muller received his Bachelor of Arts degree in 1973 from Dartmouth College and his law degree in 1976 from Yale Law School. Since 2004, Mr. Muller has been a trustee of the Riverview School and, since 2008, its chairman.

The Board of Directors has concluded that Mr. Muller should remain on the Board. Mr. Muller is an attorney by education with extensive executive experience in a capital intensive energy business. Mr. Muller is an active CEO and thus adds this helpful CEO perspective to the Board's deliberations in advising the Company's CEO. His background and education also benefit the Board's decision making process.

Continuing Directors—Class II—Terms Expiring 2013

STEVEN L. NEWMAN, age 46, U.S. citizen, is President and Chief Executive Officer, and a member of the Board of the Company since 2010. Before being named as Chief Executive Officer in March 2010, Mr. Newman served as President and Chief Operating Officer from May 2008 to November 2009 and subsequently as President. Mr. Newman's prior senior management roles included Executive Vice President, Performance (November 2007 to May 2008), Executive Vice President and Chief Operating Officer (October 2006 to November 2007), Senior Vice President of Human Resources and Information Process Solutions (May 2006 to October 2006), Senior Vice President of Human Resources, Information Process Solutions and Treasury (March 2005 to May 2006), and Vice President of Performance and Technology (August 2003 to March 2005). He also has served as Regional Manager for the Asia and Australia Region and in international field and operations management positions, including Project Engineer, Rig Manager, Division Manager, Region Marketing Manager and Region Operations Manager. Mr. Newman joined the Company in 1994 in the Corporate Planning Department. Mr. Newman received his Bachelor of Science degree in Petroleum Engineering in 1989 from the Colorado School of Mines and his MBA in 1992 from the Harvard University Graduate School of Business. Mr. Newman is also a member of the Society of Petroleum Engineers. The Board has concluded that Mr. Newman should remain on the Board.

The Board of Directors believes that it is important for the Company's Chief Executive Officer to serve on the Board. The Chief Executive Officer provides a link to senior management, and the Board believes that this perspective is important in making decisions for the Company. In addition, Mr. Newman brings an industry and competitive context perspective to the Board which assists the Board in making strategic decisions.

THOMAS W. CASON, age 68, U.S. citizen, has served as a director of the Company since November 2007. He served as a director of GlobalSantaFe Corporation from November 2001 until November 2007 and of Global Marine, Inc. from 1995 to 2001. Mr. Cason owned and managed five agricultural equipment dealerships until his retirement in December 2006. He served as interim President and Chief Operating Officer of Key Tronic Corporation during 1994 and 1995 and was a partner in Hiller Key Tronic Partners, L.P. Mr. Cason previously held various financial and operating positions with Baker Hughes Incorporated, including senior executive positions with Baker Hughes' Drilling Group, serving most recently as Senior Vice President and Chief Financial Officer of Baker Hughes Incorporated. Mr. Cason started his career as a public accountant with Arthur Young & Company. Mr. Cason served as a member of the Board of Directors of Mirant Corporation from 2006 until December 2010 and was chairman of its audit committee from January 2006 until May 2009. Mr. Cason received his Bachelor of Science degree in Accounting in 1970 from Louisiana State University.

The Board of Directors has concluded that Mr. Cason should remain on the Board. Mr. Cason is an accountant by education with extensive professional experience in the financial services area of the oilfield services industry. Mr. Cason served as chairman of the audit committee for GlobalSantaFe Corporation and now serves as chairman of the audit committee for the Company. This overlap in experience combined with his education, professional experience and institutional knowledge of a legacy company are assets to the Board's decision making process.

ROBERT M. SPRAGUE, age 66, U.S. citizen, has served as a director of the Company since May 2004. Mr. Sprague is the retired Regional Business Director of Shell EP International BV, a position in which he served from April 1997 until June 2003. Mr. Sprague served as Director of Strategy & Business Services for Shell EP International BV from January 1996 until March 1997 and as Exploration & Production Coordinator of Shell International Petroleum BV from May 1994 to December 1995. Mr. Sprague joined the Royal Dutch/Shell group of companies in 1967 and served in a variety of positions in the United States and Europe during his career, including as a director of Shell Canada Limited, a publicly traded company, from April 2000 to April 2003. Mr. Sprague received his Bachelor of Science degree in 1966 and his Masters in Electrical Engineering degree in 1967 from Cornell University.

The Board of Directors has concluded that Mr. Sprague should remain on the Board. Mr. Sprague is an engineer by education and spent many years serving in senior management in the energy business with one of the Company's customers and thus brings that perspective to the Board. In addition, most of his professional career was spent serving in the oil and gas industry outside the United States, thus bringing an important international perspective to the Board.

J. MICHAEL TALBERT, age 64, U.S. citizen, has served as a director of the Company since August 1994. He has served as the non-executive Vice Chairman of the Board since August 2010 and previously served as non-executive Chairman of the Board from October 2004 until November 2007. Mr. Talbert served as the executive Chairman of the Board from October 2002 until October 2004. Mr. Talbert also served as Chief Executive Officer from August 1994 until October 2002, Chairman of the Board of Directors from August 1994 until December 1999, and as President from December 1999 until December 2001. Prior to assuming his duties with us, Mr. Talbert was President and Chief Executive Officer of Lone Star Gas Company, a natural gas distribution company and a division of Ensearch Corporation. He is currently a director of El Paso Corporation (since 2003). Within the past ten years, Mr. Talbert was also a director and the chairman of TODCO. Mr. Talbert received his Bachelor of Science degree in chemical engineering in 1970 from the University of Akron and his MBA in 1975 from Loyola of the South.

The Board of Directors has concluded that Mr. Talbert should remain on the Board. Mr. Talbert holds an engineering degree and an MBA and has extensive executive experience in the energy sector including serving as a senior executive in exploration and production and as the Chairman and CEO of legacy Transocean. As a result, he brings a necessary perspective to the Board based upon his understanding of the business. His knowledge from the customer perspective and his knowledge of the culture of the Company are helpful in analyzing the future direction of the Company. Mr. Talbert also has extensive experience in merger and acquisition activity, including negotiating transactions as well as the integration of combined companies and boards.

Corporate Governance

We believe that we have had good corporate governance practices for many years, including written corporate governance guidelines, committee charters and a code of business conduct and ethics for employees in place before enactment of the Sarbanes-Oxley Act and revisions to the corporate governance rules of the New York Stock Exchange (NYSE). Furthermore, the Board held separate meetings of the non-management directors for several years before executive sessions were required by the NYSE.

In February 2011, our Board adopted a new Code of Integrity to update and replace our existing Code of Business Conduct and Ethics. We have historically conducted on-line mandatory training for employees on our Code of Business Conduct and Ethics and other relevant compliance topics and will continue to conduct on-line mandatory training for employees on our new Code of Integrity. We also require all managerial and supervisory employees to certify compliance with our Code of Integrity each year.

The Corporate Governance Committee of the Board has continued to evaluate the Company's and the Board's governance practices and formally reviews all committee charters along with recommendations from the various committees of the Board and the Board's governance principles at least annually. In October 2006, the Corporate Governance Committee recommended and the Board adopted a guideline regarding the majority election of directors that is included in our Corporate Governance Guidelines. This Committee further receives updates at each meeting regarding new developments in the corporate governance arena. Our committee charters also require, among other things, that the committees and the Board annually evaluate their own performance.

In 2005, we adopted ownership guidelines for directors that require each current non-management director to acquire and retain a number of our shares and/or deferred units at least equal in value to an amount five times the annual director retainer. Each new director is required to acquire and retain such number of shares and/or deferred units over his or her initial five years as a director. In connection with such ownership requirement, the Board currently grants deferred units to each of our non-management directors. Mr. Newman is also subject to officer share ownership guidelines. See "Compensation Discussion and Analysis" for more information about these guidelines.

Our current governance documents may be found on our website at *www.deepwater.com* under "Investor Relations—Corporate Governance." Among the information you can find there is the following:

- Corporate Governance Guidelines;
- Audit Committee Charter;
- Corporate Governance Committee Charter;
- Executive Compensation Committee Charter;
- Finance/Benefits Committee Charter;
- Health Safety and Environment Committee Charter; and
- Code of Integrity.

Information contained on our website is not part of this proxy statement. We will continue to monitor our governance practices in order to maintain our high standards.

Board Leadership. The Board has chosen not to combine the positions of Chief Executive Officer and Chairman of the Board. The Board believes that separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while our Chairman of the Board presides over the Board as it provides advice to and independent oversight of management. The Board recognizes the time, effort, and energy that the Chief Executive Officer is required to devote to his position, as well as the commitment required to serve as our Chairman. The Board believes that having separate positions and having an independent outside director serve as chairman is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk Management. The Board is generally responsible for overseeing risk management at the Company. Through their oversight role, the directors satisfy themselves that the risk management processes designed and implemented by management (as more particularly described below) are adapted to and integrated with the Company's corporate strategy, are functioning as designed and that steps are taken to foster a culture in which each employee understands his or her impact on risk taking, his or her responsibility for acting within acceptable limits, and his or her ultimate accountability.

The Company also has a risk management committee composed of members of management, including the Chief Executive Officer. The duties of the risk management committee include the following: reviewing the Company's policies and procedures regarding risk management; identifying and assessing operational, commercial, macroeconomic and geopolitical risks facing the Company; monitoring key indicators to assess the effectiveness of the Company's risk management activities; and communicating with the Board and the committees of the Board with respect to risk management. The risk management committee conducts an annual Company-wide risk assessment and communicates the results to the Board. The risk management committee also updates the Board and the committees of the Board regarding risks as circumstances warrant.

Compensation and Risk. We regularly assess risks related to our compensation programs, including our executive compensation programs, and do not believe that the risks arising from our compensation policies and practices are reasonably likely to have a material adverse effect on the Company. The Executive Compensation Committee reviews information and solicits input from its independent compensation consultant regarding compensation factors which could mitigate or encourage excessive risk-taking. In its review in 2010, the Executive Compensation Committee considered the attributes of our programs, including the metrics used to determine incentive awards, the weighting of each metric, the timing and processes for setting performance targets and validating results, the performance measurement periods and time horizons of risk, the total mix of pay and the maximum compensation and incentive award payout opportunities.

Independence of Board Members/Committee Structure. Our corporate governance guidelines require that at least a majority of the directors meet the independence requirements of the NYSE. The director independence standards of the NYSE require a board determination that the director has no material relationship with the listed company and has no specific relationships that preclude independence. Our Board considers all relevant facts and circumstances in assessing whether a director is independent.

The Board has carefully considered the criteria of the NYSE and believes that each of the following directors meets the NYSE independence requirements: Thomas W. Cason, Martin B. McNamara, Edward R. Muller, Robert M. Sprague, Ian C. Strachan and J. Michael Talbert. The Board also believes that each of the director nominees, Jagjeet S. Bindra, Steve Lucas and Tan Ek Kia, meets the NYSE independence requirements. The Board does not believe that Steven L. Newman (our Chief Executive Officer) or W. Richard Anderson currently meet the NYSE independence requirements. The Board believes that our Executive Compensation, Audit and Corporate Governance Committees are composed solely of directors who meet the NYSE independence requirements.

The Board considers all relevant facts and circumstances in determining whether a director is independent. However, to assist the Board in making disclosures regarding its determinations of independence, in 2004 the Board adopted categorical standards as permitted under the listing standards of the NYSE then in effect. These categorical standards dealt only with what types of relationships needed to be disclosed and not whether a particular director was independent. Under those rules, the relationships satisfying the categorical standards were not required to be disclosed or separately discussed in our proxy statement.

A relationship satisfies the categorical standards adopted by the Board if it:

- is a type of relationship addressed in: Item 404 of Regulation S-K of the Securities Act of 1933 (containing requirements for disclosure of related person transactions in a company's proxy statement), but under those rules, disclosure is not required, or Section 303A.02(b) of the NYSE Listed Company Manual (listing relationships that preclude a determination of independence), but under those rules, a determination of independence is not precluded; or
- results from charitable contributions by the Company to an organization where a director is an executive officer and such contributions do not exceed the greater of $100,000 or 1% of the organization's gross revenue in any of the last three years.

Mr. Anderson is the Chief Financial Officer of Eurasia Drilling Company Limited ("EDC"). The Company sold an entity that owns one of the Company's rigs to EDC in February 2011. This transaction resulted in payments to the Company by the EDC entity in excess of the greater of $1 million or 2% of EDC's consolidated gross revenues. As such, these payments preclude a finding that Mr. Anderson is independent under the listing standards of the NYSE. The Board has evaluated this relationship and, after considering all relevant facts and circumstances, has determined that Mr. Anderson is no longer independent.

Mr. Tan is a director of Keppel Corporation ("Keppel"). The Company contracts with Keppel and its affiliates from time to time for services related to rig construction and shipyard work. In 2010, Keppel received approximately $76.3 million from the Company for the provision of such services. The Board evaluated this relationship and determined that Mr. Tan is independent under the listing standards of the NYSE. Mr. Tan, as a non-executive director of Keppel, is not involved in the negotiation of Keppel's contracts with the Company, and the value of these contracts was not material to either of the parties.

Executive Sessions. Our independent directors met in executive session without management at each regularly scheduled Board meeting in 2010. During 2011, they are again scheduled to meet in executive session at each regularly scheduled Board meeting. The independent directors previously designated Robert E. Rose, the Chairman of the Board, to act as the presiding director for their meetings. As Mr. Rose is not standing for reelection at the 2011 annual general meeting, the Board will designate a new Chairman of the Board following the 2011 annual general meeting and the independent directors will designate a new presiding director for their meetings. Shareholders or other interested persons may send communications to the presiding director or to the independent directors as a group by writing to him or to the independent directors as a group c/o the Corporate Secretary, Transocean Ltd., Turmstrasse 30, CH-6300 Zug, Switzerland. The Corporate Secretary will forward these communications as appropriate to the addressee depending on the facts and circumstances outlined in the communication. The independent directors have directed the Corporate Secretary not to forward certain items such as spam, junk mailings, product inquiries, resumes and other forms of job inquiries, surveys and business solicitations. Additionally, the independent directors have advised the Corporate Secretary not to forward material that is illegal or threatening, but to make the presiding director aware of such material which he may request be forwarded, retained, or destroyed at his discretion.

Director Nomination Process. The Board has designated the Corporate Governance Committee as the committee authorized to consider and recommend nominees for the Board. We believe that all members of the Committee meet the NYSE independence requirements.

Our Corporate Governance Guidelines require that the Corporate Governance Committee assess the needs of our Company and the Board so as to recommend candidates who will further our goals. In making that assessment, the Committee has determined that a candidate must have the following minimum qualifications:

- high professional and personal ethics and values;

- a record of professional accomplishment in his/her chosen field;
- relevant expertise and experience; and
- a reputation, both personal and professional, consistent with our core values.

In addition to these minimum qualifications, the Committee considers other qualities that may be desirable. In particular, the Board is committed to having a majority of independent directors and, accordingly, the Committee evaluates the independence status of any potential director. The Committee evaluates whether or not a candidate contributes to the Board's overall diversity and whether or not the candidate can contribute positively to the existing chemistry and culture among the Board members. Also, the Committee considers whether or not the candidate may have professional or personal experiences and expertise relevant to our business and position as the leading international provider of offshore drilling services.

As described above, in accordance with the majority vote provisions of our Corporate Governance Guidelines, our Board may nominate only those candidates for director who have submitted an irrevocable letter of resignation which would be effective upon and only in the event that (1) such nominee fails to receive a sufficient number of votes from shareholders in an uncontested election and (2) the Board accepts the resignation. The Board will also request a statement from any person nominated as a director by other than the Board as to whether that person will also submit an irrevocable letter of resignation upon the same terms as a person nominated by the Board.

The Committee has several methods of identifying Board candidates. First, the Committee considers and evaluates whether or not the existing directors whose terms are expiring remain appropriate candidates for the Board. Second, the Committee requests from time to time that its members and the other Board members identify possible candidates. Third, the Committee has the authority to retain one or more search firms to aid in its search. The search firm assists the Board in identifying potential Board candidates, interviewing those candidates and conducting investigations relative to their background and qualifications. In the cases of Messrs. Bindra, Lucas and Tan, each was identified by a search firm as a potential candidate based on their backgrounds and experience.

The Corporate Governance Committee considers nominees for director recommended by shareholders. Please submit your recommendations in writing, along with:

- the name of and contact information for the candidate;
- a statement detailing the candidate's qualifications and business and educational experience;
- information regarding the qualifications and qualities described under "Director Nomination Process" above;
- a signed statement of the proposed candidate consenting to be named as a candidate and, if nominated and elected, to serve as a director;
- a signed irrevocable letter of resignation from the proposed candidate which, in accordance with our Corporate Governance Guidelines, would be effective upon and only in the event that (1) such candidate fails to receive a sufficient number of votes from shareholders in an uncontested election and (2) the Board accepts the resignation;
- a statement that the writer is a shareholder and is proposing a candidate for consideration by the Committee;
- a statement detailing any relationship between the candidate and any customer, supplier or competitor of ours;
- financial and accounting experience of the candidate, to enable the Committee to determine whether the candidate would be suitable for Audit Committee membership; and
- detailed information about any relationship or understanding between the proposing shareholder and the candidate.

Submit nominations to our Corporate Secretary, Transocean Ltd., Turmstrasse 30, CH-6300 Zug, Switzerland. The extent to which the Committee dedicates time and resources to the consideration and evaluation of any potential nominee brought to its attention depends on the information available to the Committee about the qualifications and suitability of the individual, viewed in light of the needs of the Board, and is at the Committee's discretion. The Committee evaluates the desirability for incumbent directors to continue on the Board following the expiration of their respective terms, taking into account their contributions as Board members and the benefit that results from the increasing insight and experience developed over a period of time. Although the Corporate Governance Committee will consider candidates for director recommended by shareholders, it may determine not to recommend that the Board, and the Board may determine not to, nominate those candidates for election to our Board.

In addition to recommending director nominees to the Corporate Governance Committee, any shareholder may nominate directors for election at annual general meetings of the shareholders. For more information on this topic, see "Other Matters—Proposals of Shareholders."

Executive Officer and Director Compensation Process. Our Executive Compensation Committee has established an annual process for reviewing and establishing executive compensation levels. An outside consultant retained by the Committee has provided the Committee with relevant market data and alternatives to consider in determining appropriate compensation levels for each of our executive officers. Longnecker & Associates served as the Committee's outside consultant in 2010. Our CEO also assists the Committee in the executive compensation process. For a more thorough discussion of the roles, responsibilities and process we use for setting executive compensation, see "Compensation Discussion and Analysis."

Director compensation is set by the Board upon a recommendation from the Corporate Governance Committee of the Board. At its first meeting of each calendar year, the Corporate Governance Committee reviews the compensation paid to our directors to be certain that it is competitive in attracting and retaining qualified directors. The Corporate Governance Committee has used the outside consultant to gather data regarding director compensation at (1) certain similar size companies in the general industry as well as (2) the same peer group of companies generally utilized in the consideration of executive compensation. Based upon its review of the data and its own judgment, the Committee develops a recommendation for consideration by the Board. Our employees receive no additional compensation for serving as directors on our Board.

Process for Communication by Interested Parties with the Board. The Board has established a process whereby interested parties may communicate with the Board and/or with any individual director. Interested parties, including shareholders, may send communications in writing, addressed to the Board or an individual director, c/o the Corporate Secretary, Transocean Ltd., Turmstrasse 30, CH-6300 Zug, Switzerland. The Corporate Secretary will forward these communications as appropriate to the addressee depending on the facts and circumstances outlined in the communication. The Board has directed the Corporate Secretary not to forward certain items such as spam, junk mailings, product inquiries, resumes and other forms of job inquiries, surveys and business solicitations. Additionally, the Board has advised the Corporate Secretary not to forward material that is illegal or threatening, but to make the Board aware of such material which it may request be forwarded, retained or destroyed at the Board's discretion.

Policies and Procedures for Approval of Transactions with Related Persons. In February 2007, the Board formally adopted a policy with respect to related person transactions to document procedures pursuant to which such transactions are reviewed, approved or ratified. The policy applies to any transaction in which (1) the Company is a participant, (2) any related person has a direct or indirect material interest and (3) the amount involved exceeds $120,000, but excludes any transaction that does not require disclosure under Item 404(a) of Regulation S-K. The Audit Committee, with assistance from the Company's General Counsel, is responsible for reviewing, approving and ratifying any related person transaction.

To identify related person transactions, each year we submit and require our directors and officers to complete questionnaires identifying transactions with us in which the officer or director or their immediate family members have an interest. Our Code of Integrity further requires that any executive officer inform the Company when the executive officer's private interest interferes or appears to interfere, in any way with our interests. In addition, the Board's governance guidelines require that a director immediately inform the Board or Chairman of the Board in the event that a director believes that the director has an actual or potential conflict with our interests. Furthermore, under our Organizational Regulations, a director must disclose and abstain from voting with respect to certain conflicts of interest.

Director Attendance at Annual General Meeting. We expect all of our directors to attend our annual general meeting of shareholders. At the 2010 annual general meeting, all directors then serving on our Board were in attendance, either in person or, due to disruptions in air travel caused by volcanic ash, by telephone.

Board Meetings and Committees

During 2010, the Board of Directors of Transocean Ltd. held four meetings. Each of our directors attended at least 75% of the meetings during the year, including meetings of committees on which the director served.

The Board has standing Executive Compensation, Finance/Benefits, Corporate Governance, Audit and Health Safety and Environment Committees. As noted, the charters for these committees may be found on our website at *www.deepwater.com* under "Investor Relations—Corporate Governance." In addition, the Board may from time to time form special committees to consider particular matters that arise.

Executive Compensation Committee. The purpose of the Executive Compensation Committee is to assist the Board in (1) developing a fair compensation program for executives and (2) complying with the Board's legal and regulatory requirements as to executive compensation. The authority and responsibilities of the Executive Compensation Committee include the following:

- annually review and approve the compensation paid to our executive officers and other officers at or above the Senior Vice President level;
- annually establish performance goals and objectives for our CEO and annually review the CEO's performance in light of the goals and objectives which were established and set the CEO's compensation based on this evaluation;
- administer (including the designation of eligible employees) our Long-Term Incentive Plan, Performance Award and Cash Bonus Plan, Deferred Compensation Plan, and any other executive compensation plan or arrangement providing for benefits to our executive officers in accordance with our goals and objectives established by the Board of Directors, the terms of the plans, and any rules and regulations thereunder;
- consider and make recommendations to the Board concerning the existing executive compensation plans and the adoption of new plans and programs;
- consider and recommend to the Board the terms of any contractual agreements and other similar arrangements that may be entered into with our officers; provided, however, that the Committee shall not recommend and the Board shall not authorize "single-trigger" change of control agreements for any of our officers; and
- retain and approve the fees of independent legal, accounting or other advisors, including any compensation consultant, used to assist it in the evaluation of executive officer compensation.

See "Compensation Discussion and Analysis" for a discussion of additional responsibilities of the Executive Compensation Committee.

In addition to the responsibilities set forth above, the Executive Compensation Committee also assesses the risks arising from the Company's compensation policies and practices. In 2010, the Committee engaged its compensation consultant, Longnecker & Associates, to assist in this risk assessment.

The Executive Compensation Committee may delegate specific responsibilities to one or more individual Committee members to the extent permitted by law, NYSE listing standards and the Committee's governing documents. The Committee may delegate all or a portion of its powers and responsibilities with respect to the plans described above to one or more of our management committees; provided that the Committee retains all power and responsibility with respect to awards granted to our executive officers. The Chief Executive Officer has been delegated authority to award restricted shares, restricted units and deferred units under the Company's Long-Term Incentive Plan to recently hired employees of the Company, excluding executive officers and other officers at or above the Senior Vice President level, not to exceed an aggregate of 100,000 restricted shares, restricted units or deferred units per calendar year. The Committee has delegated to a subcommittee composed of its Chairman and an additional committee member the authority to approve interim compensation resulting from promotions, competitive realignment, or the hiring of new executive officers (excluding the Chief Executive Officer), including but not limited to establishing annual base salary, annual bonus targets, long-term bonus targets and the grant of equity awards. The Committee has also delegated authority to the Chief Executive Officer to approve "convenience of the company" treatment of Long-Term Incentive Plan awards to participants other than executive officers and directors. The Committee is notified of compensation actions made by the Chief Executive Officer or the subcommittee at the meeting following the end of each quarter in which such actions are taken.

The current members of the Executive Compensation Committee are Mr. Muller, Chairman, and Messrs. McNamara and Sprague. John L. Whitmire was the Chairman of the Committee until his resignation from the Board in June 2010. The Executive Compensation Committee met five times during 2010.

Finance/Benefits Committee. The Finance/Benefits Committee approves our long-term financial policies, insurance programs and investment policies. It also makes recommendations to the Board concerning dividend policy, the issuance and terms of debt and equity securities and the establishment of bank lines of credit. In addition, the Finance/Benefits Committee approves the creation, termination and amendment of certain of our employee benefit programs and periodically reviews the status of these programs and the performance of the managers of the funded programs. The current members of the Finance/Benefits Committee are Mr. Strachan, Chairman, and Messrs. Anderson and Talbert. Mr. George was a member of the Committee until his resignation from the Board in February 2011. The Finance/Benefits Committee met four times during 2010.

Corporate Governance Committee. The Corporate Governance Committee makes recommendations to the Board with respect to the selection and compensation of the Board members, how the Board functions and how the Board should interact with shareholders and management. It reviews the qualifications of potential candidates for the Board of Directors, coordinates the self evaluation of the Board and committees and nominates to the Board candidates to be elected at the annual general meeting of shareholders. The current members of the Corporate Governance Committee are Mr. McNamara, Chairman, and Messrs. Muller and Talbert. Mr. George was a member of the Committee until his resignation from the Board in February 2011. The Corporate Governance Committee met four times during 2010.

Health Safety and Environment Committee. In August 2010 the Board established the Health Safety and Environment Committee. The committee assists the Board in fulfilling its responsibilities to oversee the Company's management of risk in the areas of health, safety and the environment. The current members of the Health Safety and Environment Committee are Mr. Sprague, Chairman, and Messrs. Anderson and Grijalva. Mr. Grijalva is expected to continue to serve on the Committee until the effective time of his retirement at the 2011 annual general meeting. Mr. George was a member of the Committee until his resignation from the Board in February 2011. The Health Safety and Environment Committee met one time during 2010.

Audit Committee. The Audit Committee is responsible for recommending the retention and termination of our independent registered public accountants and our auditor pursuant to the Swiss Code of Obligations to the Board of Directors and to our shareholders for their approval at a general meeting of shareholders. The Audit Committee is directly responsible for the compensation and oversight of our independent registered public accountants and our auditor pursuant to the Swiss Code of Obligations. The Audit Committee also monitors the integrity of our financial statements and the independence and performance of our auditors and reviews our financial reporting processes. The Committee reviews and reports to the Board the scope and results of audits by our independent registered public accounting firm, our auditor pursuant to the Swiss Code of Obligations and our internal auditing staff and reviews the audit and other professional services rendered by the accounting firm. It also reviews with the accounting firm the adequacy of our system of internal controls. It reviews transactions between us and our directors and officers for disclosure in the proxy statement, our policies regarding those transactions and compliance with our business ethics and conflict of interest policies.

The Audit Committee also assists the Board with oversight of the Company's risk management process. The risk management committee conducts an annual Company-wide risk assessment and communicates the results to the Audit Committee. The risk management committee also updates the Audit Committee regarding risks as circumstances warrant.

The Board requires that all members of the Audit Committee meet the financial literacy standard required under the NYSE rules and that at least one member qualifies as having accounting or related financial management expertise under the NYSE rules. In addition, the SEC has adopted rules requiring that we disclose whether or not our audit committee has an "audit committee financial expert" as a member. An "audit committee financial expert" is defined as a person who, based on his or her experience, possesses all of the following attributes:

- an understanding of generally accepted accounting principles and financial statements;
- an ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;
- experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities;
- an understanding of internal controls and procedures for financial reporting; and
- an understanding of audit committee functions.

The person must have acquired such attributes through one or more of the following:

- education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
- experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
- experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
- other relevant experience.

The current members of the Audit Committee are Mr. Cason, Chairman, and Messrs. Grijalva and Strachan. Mr. Anderson served on the Committee until resigning from the Committee in February 2011. Mr. Grijalva is expected to continue to serve on the Committee until the effective time of his resignation at the 2011 annual general meeting. The Audit Committee met 17 times during 2010. The Board has reviewed the criteria set by the SEC and determined that each of the current members of the Audit

Committee is "financially literate" and Mr. Cason qualifies as an "audit committee financial expert." In addition, the Board has determined that Mr. Cason qualifies under NYSE rules as having accounting or related financial management expertise. Mr. Cason is an accountant by education, was an audit manager in an accounting firm and served as the Chief Financial Officer of Baker Hughes Incorporated, a public company.

Finally, NYSE rules restrict directors that have relationships with the Company that may interfere with the exercise of their independence from management and the Company from serving on the Audit Committee. We believe that the members of the Audit Committee have no such relationships and are therefore independent for purposes of NYSE rules.

Directors who are employees of the Company do not receive compensation for Board service. At present, all of the directors except for Mr. Newman, the Company's Chief Executive Officer, are non-employees and receive compensation for Board service.

We use a combination of cash and equity incentive compensation to attract and retain qualified candidates to serve on our Board. The Corporate Governance Committee of the Board annually reviews the compensation paid to our directors and considers the significant amount of time directors expend in fulfilling their duties to the Company as well as the skill level we require of members of the Board.

Currently, non-employee director compensation includes:

Annual Retainer	$ 90,000
Additional Annual Retainer for Committee Chairmen	
Audit Committee	$ 35,000
Executive Compensation Committee	$ 20,000
Corporate Governance Committee, Finance/Benefits Committee and Health Safety and Environment Committee	$ 10,000
Board Meeting Attendance Fee	$ 2,500(1)
Committee Meeting Attendance Fee	$ 2,500(2)
Grant of Deferred Units	$260,000(3)

(1) The board meeting attendance fee is paid for those meetings that were attended in excess of the four regularly scheduled board meetings.

(2) The committee meeting attendance fee is only paid for those meetings that were attended in excess of the four committee meetings.

(3) Deferred units are granted to each non-employee director annually immediately following the Board meeting held in connection with our annual general meeting of shareholders. On the date of grant, the deferred units have an aggregate value equal to $260,000 based upon the average of the high and low sales prices of our shares for each of the 10 trading days immediately prior to the date of grant. The terms of the deferred units include vesting in equal installments over three years, on the first, second and third anniversaries of the date of grant.

Mr. Rose has served the Company as its non-executive Chairman of the Board, in which capacity he has received a $332,000 annual retainer, paid quarterly, in lieu of the annual retainer the other non-employee directors receive. Since August 2011, Mr. Talbert has served the Company as its non-executive Vice-Chairman of the Board, in which capacity he has received a $50,000 annual retainer, paid quarterly, in addition to the annual retainer the other non-employee directors receive. Mr. Rose and Mr. Talbert also received the same meeting fees and the $260,000 grant of deferred units to non-employee directors described above.

In addition, we pay or reimburse our directors' travel and incidental expenses incurred for attending Board, committee and shareholder meetings and for other Company business-related purposes.

2010 Director Compensation

In 2010, each non-employee member of the Board received the same compensation as described above.

At our Board meeting held immediately after the 2010 annual general meeting of our shareholders, the Board granted 3,703 deferred units to each non-employee director in aggregate value equal to $260,000 based upon the average of the high and low sales prices of our shares for the 10 trading days immediately prior to the date of our Board meeting (calculated at $70.21 per share). The terms of the deferred units included vesting in equal installments over three years, on the first, second and third anniversaries of the date of grant, and a requirement that each director hold the vested deferred units or the shares attributable to such units until he leaves the Board.

The following summarizes the compensation of our non-employee directors for 2010.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1)(2) ($)	Total ($)
Robert E. Rose	334,500	245,583	580,083
W. Richard Anderson	122,500	245,583	368,083
Thomas W. Cason(3)	207,500	245,583	453,083
Richard L. George	90,000	245,583	335,583
Victor E. Grijalva	122,500	245,583	368,083
Martin B. McNamara	102.500	245,583	348,083
Edward R. Muller	100,163	245,583	345,746
Robert M. Sprague	96,332	245,583	341,915
Ian C. Strachan	130,000	245,583	375,583
J. Michael Talbert	161,658	245,583	407,241
John L. Whitmire	85,000	245,583	330,583

(1) This represents the aggregate grant date fair value under accounting standards for recognition of share-based compensation expense for deferred units granted to our directors in 2010. For a discussion of the valuation assumptions with respect to these awards, please see Note 17 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

(2) The aggregate number of vested and unvested deferred units, stock appreciation rights and outstanding option awards at December 31, 2010 for each non-employee director was as follows: Mr. Anderson, 6,368 share-settled appreciation rights or SARs and 2,322 vested and received and 6,647 unvested deferred units; Mr. Cason, options to purchase 21,215 shares, 7,640 SARs and 2,322 vested and 6,647 unvested deferred units; Mr. George, options to purchase 3,820 shares, 7,640 SARs and 2,322 vested and 6,647 unvested deferred units; Mr. Grijalva, options to purchase 5,635 shares and 7,455 vested and 6,647 unvested deferred units; Mr. McNamara, options to purchase 11,270 shares and 7,455 vested and 6,647 unvested deferred units; Mr. Muller, options to purchase 5,730 shares, 7,640 SARs and 2,322 vested and 6,647 unvested deferred units; Mr. Rose, options to purchase 10,188 shares, 7,640 SARs, and 2,322 vested and received and 6,647 unvested deferred units; Mr. Sprague, 7,455 vested and 6,647 unvested deferred units; Mr. Strachan, options to purchase 11,270 shares and 7,455 vested and 6,647 unvested deferred units; Mr. Talbert, 5,859 vested and 6,647 unvested deferred units; and Mr. Whitmire, options to purchase 12,297 shares and 7,640 SARs. All of the then-outstanding deferred units vested in connection with the merger with GlobalSantaFe but the units or underlying shares are required to be held by each director (other than Messrs. Anderson and Rose) until he leaves the Board. Messrs. Anderson and Rose have elected to receive shares in exchange for their vested 2008 and 2009 deferred unit awards; therefore, these deferred units are no longer outstanding.

(3) On November 18, 2010, the Board of Directors granted Mr. Cason a special cash award of $50,000 for extraordinary efforts and time expended in connection with the Company's Foreign Corrupt Practices Act investigations.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2010 with management, our internal auditors and Ernst & Young LLP. In addition, the Committee has discussed with Ernst & Young LLP, the independent registered public accounting firm for the Company, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Sarbanes-Oxley Act of 2002 requires certifications by the Company's chief executive officer and chief financial officer in certain of the Company's filings with the Securities and Exchange Commission (SEC). The Committee discussed the review of the Company's reporting and internal controls undertaken in connection with these certifications with the Company's management and independent registered public accounting firm. The Committee also reviewed and discussed with the Company's management and independent registered public accounting firm management's report and Ernst & Young LLP's report on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee has further periodically reviewed such other matters as it deemed appropriate, including other provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed to be adopted by the SEC and the NYSE.

The Committee also has received the written disclosures and the letter from Ernst & Young LLP regarding the auditor's independence pursuant to the applicable requirements of the Public Company Accounting Oversight Board Ethics and Independence Rule 3526, and it has reviewed, evaluated and discussed the written disclosures with that firm and its independence from the Company. The Committee also has discussed with management of the Company and the independent registered public accounting firm such other matters and received such assurances from them as it deemed appropriate.

Based on the foregoing review and discussions and relying thereon, the Committee recommended to the Company's Board of Directors the inclusion of the Company's audited financial statements for the year ended December 31, 2010 in the Company's Annual Report on Form 10-K for such year filed with the SEC.

Members of the Audit Committee:

Thomas W. Cason, Chairman
Victor E. Grijalva
Ian C. Strachan

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Listed below are the only persons who, to the knowledge of the Company, may be deemed to be beneficial owners as of March 16, 2011, of more than 5% of the Company's shares.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class(1)
FMR LLC . . . . 82 Devonshire Street Boston, Massachusetts 02109	19,165,692(2)	6.0%

(1) The percentage indicated is based on the 319,531,126 outstanding shares at March 16, 2011.

(2) The number of shares held by FMR LLC is based on a statement on Schedule 13G filed with the SEC on February 14, 2011, which was filed jointly by FMR LLC, Edward C. Johnson 3d, and Fidelity Management & Research Company. According to the filing, FMR LLC has sole voting power over 2,891,991 shares and sole dispositive power over 19,165,692 shares and shared voting or dispositive power over no shares. Of the shares reported, 15,660,402 shares are beneficially owned by Fidelity Management & Research Company, an investment adviser and a wholly-owned subsidiary of FMR LLC, as a result of acting as investment advisor to various investment companies (collectively, the "Fidelity Funds"); with respect to these shares, FMR LLC, Mr. Edward C. Johnson 3d and each of the Fidelity Funds exercise sole dispositive power and the Fidelity Funds' Board of Trustees exercises sole voting power.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The table below shows how many shares each of our directors and nominees, each of the Named Executive Officers included in the summary compensation section below and all directors and executive officers as a group beneficially owned as of March 16, 2011.

Name	Shares Owned(1)(2)	Shares Subject to Right to Acquire Beneficial Ownership(3)	Total Shares Beneficially Owned(2)(3)	Percent of Class(4)
Arnaud A.Y. Bobillier	22,746	36,117	58,863	*
Eric B. Brown	12,923	37,350	50,273	*
Robert L. Long	0	328,498	328,498	*
Steven L. Newman(5)	21,087	111,539	132,626	*
Cheryl D. Richard	0	11,333	11,333	*
Ricardo H. Rosa(6)	12,216	28,656	40,872	*
Ihab M. Toma	986	7,141	8,127	*
W. Richard Anderson	4,229	0	4,229	*
Jagjeet S. Bindra	0	0	0	*
Thomas W. Cason(7)	10,039	23,537	33,576	*
Victor E. Grijalva(8)	38,029	30,040	68,069	*
Steve Lucas	0	0	0	*
Martin B. McNamara	20,115	30,523	50,638	*
Edward R. Muller(9)	6,553	8,052	14,605	*
Robert E. Rose	7,903	10,188	18,091	*
Robert M. Sprague	1,049	7,455	8,504	*
Ian C. Strachan	4,849	18,725	23,574	*
J. Michael Talbert(10)	3,431	5,859	9,290	*
Tan Ek Kia	0	0	0	*
All of directors and executive officers as a group (18 persons)	187,609	372,376	559,985	*

* Less than 1%.

(1) The business address of each director and executive officer is c/o Transocean Management Ltd., 10 Chemin de Blandonnet, CH-1214, Vernier, Switzerland. None of the shares beneficially owned by our directors or executive officers are pledged as security.

(2) Includes shares held in Employee Stock Purchase Plan as follows: Messrs. Brown (708), Bobillier (810), Newman (172), and all executive officers as a group (2,378).

(3) Includes shares that may be acquired within 60 days from March 16, 2011 through the exercise of options held by Messrs. Bobillier (36,117), Brown (37,350), Long (328,498), Newman (111,539), Richard (11,333), Rosa (28,656), Toma (7,141), Cason (21,215), Grijalva (5,635), McNamara (11,270), Muller (5,730), Rose (10,188), Strachan (11,270), and all directors and executive officers as a group (308,940). Also includes (a) rights to acquire shares under our deferred compensation plan held by Messrs. Grijalva (16,950), McNamara (11,798) and all directors and executive officers as a group (28,748); (b) vested deferred units held by Messrs. Cason (2,322), Grijalva (7,455), McNamara (7,455), Muller (2,322), Sprague (7,455), Strachan (7,455), Talbert (5,859), and all directors and executive officers as a group (40,323), over which such individuals have sole voting power but no dispositive power. Does not include out-of-the-money SARs held by Messrs. Anderson (6,368), Cason (7,640), Muller (7,640), Rose (7,640), and all directors and executive officers as a group (36,928). The base prices of the SARs of $90.27 per share and $107.63 per share were above the closing price for our shares on the NYSE on February 22, 2011 of $81.62 per share.

(4) As of March 16, 2011, each listed individual and our directors and executive officers as a group beneficially owned less than 1.0% of the outstanding shares.

(5) Includes 172 shares held in a joint account with his wife.

(6) Includes 175 shares held in a joint account with his wife.

(7) Includes 2,950 shares held in a joint account with his wife.

(8) Includes 1,427 shares held by his wife in her separate account.

(9) Includes 6,389 shares held in a family trust with Mr. Muller and his wife serving as trustees.

(10) Includes an aggregate of 1,629 shares held in joint accounts with his wife.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis provides information regarding the fiscal 2010 compensation program for each individual who served as our principal executive officer or principal financial officer during fiscal 2010, the three executive officers (other than the principal executive officer and principal financial officer) at fiscal year-end who were the most highly compensated executives of the Company and one individual whose total compensation was impacted by severance payments made in accordance with a severance agreement. For fiscal 2010, these individuals were:

- Steven L. Newman, our President and Chief Executive Officer;
- Robert L. Long, our former Chief Executive Officer;
- Ricardo H. Rosa, our Senior Vice President and Chief Financial Officer;
- Eric B. Brown, our Executive Vice President, Legal & Administration;
- Arnaud A.Y. Bobillier, our Executive Vice President, Asset and Performance;
- Ihab M. Toma, our Executive Vice President, Global Business; and
- Cheryl D. Richard, our former Senior Vice President, Human Resources and Information Technology.

These executive officers were our Named Executive Officers for fiscal 2010. In this Compensation Discussion and Analysis, Transocean Ltd. is referred to as "our," "us," "we," or "the Company."

This Compensation Discussion and Analysis describes the material elements of our executive compensation program during fiscal 2010. It also provides an overview of our executive compensation philosophy, including our principal compensation policies and practices. Finally, it analyzes how and why the Executive Compensation Committee of our Board of Directors (the "Committee") arrived at the specific compensation decisions for our executive officers, including the Named Executive Officers, with respect to fiscal year 2010, and discusses the key factors that the Committee considered in determining their compensation.

Executive Summary

Fiscal 2010 Business Highlights

We are the world's largest offshore oil and gas drilling contractor and the leading provider of drilling management services worldwide. We provide drilling services, including the equipment and personnel for operations, to our customers—the oil and gas companies throughout the world. We have a long-standing reputation for safety and for being able to manage and deliver on extraordinarily complex offshore drilling projects in challenging environments. Our vision is to be universally recognized for innovation and excellence in unlocking the world's offshore resources.

Although in 2010 we made significant progress in achieving our strategic and operational objectives for the year, these developments were overshadowed by the April 20, 2010 fire and explosion onboard our semi-submersible drilling rig, the *Deepwater Horizon*, off the Louisiana coast that resulted in the deaths of 11 of our colleagues, including nine Transocean employees, and the uncontrolled flow of hydrocarbons from the well for an extended period (the "Macondo Incident"). As a result, many of our senior executive officers, including our Named Executive Officers (other than Mr. Long, who retired on February 28, 2010), dedicated a significant portion of their time in 2010 following the Macondo Incident to responding to the needs of the victims' families, coordinating the involvement of additional resources required to stem the flow of hydrocarbons, including drilling rigs and personnel to drill relief wells and other operations as requested by the Unified Area Command, cooperating with the numerous federal, state, and local reviews and investigations into the incident, overseeing our internal investigation of the incident, and managing other demands stemming from these activities, in addition to performing their normal responsibilities.

As a direct consequence of the Macondo Incident, we were forced to revise our short-term business priorities and expand our focus to protect the immediate and long-term interests of our Company. In addition to the activities described above, we accomplished the following:

- maintained close contact with our customers in the Gulf of Mexico and elsewhere to keep them informed and to minimize any potential impact on our contract backlog;
- launched a proactive communication program with our employees to facilitate their continued engagement with the Company and to maintain their focus on running safe and efficient operations for our customers;
- conducted a thorough review of our safety protocols, including additional emphasis on safety training and drills for our offshore personnel;
- worked with our banks, insurers and other financial institutions to maintain our reputation as a credible investment grade organization; and
- notwithstanding the tragic loss of life in the Gulf of Mexico, we achieved an exemplary statistical safety record as measured by our total recordable incident rate ("TRIR") and total potential severity rate ("TPSR"). As measured by these standards, we recorded the best year in safety performance in our Company's history, which is a reflection on our commitment to achieving an incident free environment, all the time, everywhere.

Consequently, we believe that we are well-positioned to execute on our long-term strategic objectives over the next several years.

Impact of Fiscal 2010 Business Results on Executive Compensation

As reflected in our compensation philosophy, we set the compensation of our executive officers, including the Named Executive Officers, based on their ability to achieve annual operational objectives that further our long-term business objectives and to create sustainable long-term shareholder value in a cost-effective manner. Accordingly, our fiscal 2010 compensation actions and decisions were based on our executives' accomplishments in these areas. For fiscal 2010, the Committee took the following actions with respect to the compensation of our executive officers, including the Named Executive Officers:

- approved base salary adjustments averaging a 3.8% increase per individual, excluding the CEO, whose base salary reflected his promotion into the CEO role. The salary adjustments were intended to achieve closer alignment with our compensation philosophy of paying salaries in line with the median of the market;
- evaluated our performance as measured under the Performance Award and Cash Bonus Plan, which provides for cash awards based on our performance under safety, financial, newbuilds and enterprise resource planning objectives and, based on this evaluation, determined to pay cash performance awards for fiscal 2010 at 44.8% of the target bonus opportunity for each individual; and
- approved long-term incentive awards in the form of stock options and contingent deferred units with target values ranging from $1.2 million to $5.4 million designed to satisfy competitive market concerns and reward individual performance during fiscal 2010.

In addition, to address retention concerns with respect to individual Named Executive Officers, during fiscal 2010 the Committee made special one-time retention awards in the form of time-vested deferred units to certain Named Executive Officers.

The Committee determined that the cash performance awards made to the Named Executive Officers for 2010 were appropriate in recognition of the Company's achievement of the objectives set at the beginning of 2010 relating to significantly improving the Company's safety record and the successful implementation of our enterprise resource planning system. In making these determinations, the Committee noted that, notwithstanding the near-term performance of our share price, the Named

Executive Officers' efforts had enabled the Company to maintain its financial flexibility during a challenging period, while, at the same time, positioning the Company for sustained growth in the future.

In assessing the reasonableness of the total direct compensation of the Named Executive Officers, particularly the compensation of our Chief Executive Officer, the Committee considered that the mix of compensation continues to provide a direct link to creating sustainable shareholder value, achieving our mission and business strategy, and advancing the other core principles of our compensation philosophy and objectives.

Chief Executive Officer Compensation

Effective March 1, 2010, Mr. Newman was appointed our Chief Executive Officer. In connection with his promotion, the Committee approved the following compensation package for Mr. Newman:

- an annual base salary of $900,000;
- a target annual cash bonus opportunity equal to 100% of his base salary; and
- a target long-term incentive compensation award with a value of $5.4 million.

Significant Corporate Governance Policies and Actions

We endeavor to maintain good governance standards in our executive compensation policies and practices. The following policies and practices were in effect in fiscal 2010:

- The Committee is comprised solely of independent directors who, as noted elsewhere in this proxy statement, have established a means for communicating with shareholders regarding their executive compensation ideas and concerns.
- The Committee's independent compensation consultant, Longnecker & Associates ("Longnecker"), is retained directly by the Committee and performs no other consulting or other services for us.
- The Committee conducts an annual review and approval of our compensation strategy, including a review of our compensation-related risk profile to ensure that our compensation-related risks are not reasonably likely to have a material adverse effect on the Company.
- Our compensation philosophy and related governance features are complemented by several specific elements that are designed to align our executive compensation with long-term shareholder interests, including:
  - Stock ownership requirements for our executive officers, including the Named Executive Officers. Each of the Named Executive Officers was in compliance with his or her required stock ownership level during fiscal 2010.
  - A policy that prohibits any of our executive officers, including the Named Executive Officers, from holding derivative instruments tied to the Company's shares, other than derivative instruments issued by us, such as our convertible notes.
  - Effective in 2011, we stopped providing gross ups for social security (FICA) payments on perquisites, including the financial and tax planning assistance and club membership benefits that we provide to Named Executive Officers. This gross up was only provided to Named Executive Officers on the U.S. payroll. All Named Executive Officers continue to be covered by our tax protection program for expatriates assigned to Switzerland.
  - With the retirement of Mr. Long in 2010 and planned retirement of Mr. Brown in 2011, we will no longer have any individual severance arrangement with any of the Named Executive Officers.

Executive Compensation Program—Guiding Principles and Objectives

The goal of our executive compensation program is to attract, motivate and retain talented individuals from within and outside of our highly competitive industry to be leaders in our Company. In designing and administering our executive compensation program, we are guided by two overarching principles:

We strive to align the interests of our executive officers with those of our shareholders by basing the compensation of our executive officers on corporate performance.

We believe that the total compensation offered to each of our executive officers should be substantially linked to our organizational success. By focusing our executive officers on appropriate measures of success, we seek to align their interests with the interests of our shareholders. Barring any unusual transactions, both the annual incentive compensation and the equity compensation that each of our executive officers ultimately receives each year is structured to be directly related to our success.

We strive to set the compensation of our executive officers at competitive levels.

We believe that our executive compensation program must be continuously monitored to ensure that we provide the opportunity for each of our executive officers to receive competitive compensation. The Committee annually reviews the total compensation and each component of compensation that may be paid or awarded to each of our executive officers and compares the total compensation and each component of compensation:

- internally for purposes of ensuring internal equity; and
- externally against the median amount paid to executive officers holding comparable positions at companies with whom we compete for executive talent.

We seek to maintain an overall compensation mix and compensation levels that are appropriate within our industry sector that provide a direct link to enhancing shareholder value, achieving our vision and business strategy, and advancing the other core principles of our compensation philosophy and objectives, including attracting, motivating and retaining the key talent needed to ensure the long-term success of our Company.

Within the framework of our compensation philosophy, we have developed executive compensation programs that are intended to achieve the following objectives:

- close alignment of both cash- and share-based reward opportunities with the interests of our shareholders as supported by our vision, strategic imperatives and compensation strategy;
- maintaining a pay-for-performance culture, including reward opportunities for exceeding specific annual and triennial goals;
- reasonable reward opportunities that are sufficiently competitive to attract, motivate and retain superior employees in key positions; and
- a connection between compensation and the attainment of goals that is clearly visible to the participants in our compensation programs.

Executive Compensation Program—Compensation-Setting Process

The Committee, the compensation consultant engaged by the Committee, other outside advisors, and members of our management are involved in designing and administering our executive compensation program.

Role of the Committee

The Committee is responsible for overseeing our executive compensation program. Specifically, the Committee is responsible for:

- reviewing and approving the compensation paid to and the benefits received by our executive officers and other officers at or above the Senior Vice President level;
- annually establishing focus areas for our Chief Executive Officer, annually evaluating our Chief Executive Officer's performance in light of these focus areas (with the participation of our full Board of Directors), and setting our Chief Executive Officer's compensation based on this evaluation and after reviewing data concerning the competitive market;
- establishing and administering our executive compensation plans and arrangements which provide benefits to our executive officers and other officers at or above the Senior Vice President level in accordance with the goals and objectives of our Company as established by the Board;
- considering and making recommendations to our Board of Directors concerning the existing executive compensation programs and changes to such programs;
- considering and approving executive employment and severance agreements or other contractual agreements that may be entered into with our executive officers (which shall not include "single-trigger" change-in-control agreements);
- reviewing and discussing this Compensation Discussion and Analysis with our management and, based upon such review and discussion, recommending to our Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement for our annual meeting of shareholders; and
- assessing the risks associated with the Company's compensation arrangements.

The Committee may delegate any of its powers or responsibilities to a subcommittee or subcommittees composed of one or more members of the Committee provided that the decisions of such subcommittee are presented to the full Committee at its next regularly scheduled meeting. Our Chief Executive Officer has been delegated authority to award restricted shares, restricted units and deferred units under our Company's Long-Term Incentive Plan to recently hired employees, excluding our executive officers and other officers at or above the Senior Vice President level, not to exceed an aggregate of 100,000 shares per calendar year. The Committee has delegated to a subcommittee composed of its Chairman and an additional committee member the authority to approve interim compensation resulting from promotions, competitive realignment, or the hiring of new executive officers (excluding the Chief Executive Officer) between meetings of the Committee, including, but not limited to, establishing annual base salary, annual bonus targets, long-term incentive plan targets, and granting equity awards. The Committee is notified of compensation actions taken by our Chief Executive Officer or this subcommittee at the meeting following the date such actions are taken.

The Committee is composed solely of Board members who (a) are not employees of the Company, (b) meet the independence requirements of the New York Stock Exchange, and (c) meet the qualifications of outside directors under Section 162(m) of the U.S. Internal Revenue Code. The Committee currently consists of three directors: Edward R. Muller (chairman), Martin B. McNamara and Robert M. Sprague. John L. Whitmire was the Chairman of the Committee until his resignation from the Board in June 2010.

The Compensation Consultant

To assist it in discharging its responsibilities, in August 2009 the Committee engaged Longnecker, an executive compensation consulting firm, to serve as the Committee's compensation consultant.

In order not to impair the independence of the Committee's compensation consultant or to create the appearance of such an impairment, in February 2009 the Committee adopted a policy that any compensation consultant to the Committee may not provide other services to our Company in excess of

$100,000. Accordingly, neither Longnecker nor any of its affiliates provided the Company with any non-executive compensation consulting services in 2010.

Longnecker reports to and acts at the direction of the Committee. The Committee directs Longnecker, in the performance of its duties under its engagement, to provide certain guidance on an ongoing basis, including:

- expertise on compensation strategy and program design;
- information relating to the selection of our Company's peer group (as described below);
- relevant market data and alternatives to consider when making compensation decisions;
- assistance in establishing and updating annual and long-term incentive guidelines;
- annual reviews of the total executive compensation program; and
- support and advice as the Committee conducts its analysis of and makes its decisions regarding executive compensation.

The Committee does not adopt all of Longnecker's recommendations but uses its work as a reference in exercising its own judgment with respect to its own executive compensation actions and decisions.

The compensation consultant regularly participates in the meetings of the Committee and meets privately with the Committee at the Committee's request. Our management provides input to the consultant but does not direct or oversee its activities with respect to our executive compensation program.

Other Advisors

From time to time, we engage other advisors to assist management and the Committee regarding executive compensation matters. Such advisors have included, among others, an outside corporate law firm to advise management and the Committee regarding various legal issues and an outside actuarial firm to evaluate benefits programs.

Role of Management

Our Chief Executive Officer annually reviews the competitive pay position and the performance of each member of senior management, other than himself. Our Chief Executive Officer's conclusions and recommendations based on his reviews of the other Named Executive Officers, including his conclusions and recommendations with respect to base salary adjustments and annual award amounts, are presented to the Committee. The Committee makes all compensation decisions and approves all share-based awards for the Named Executive Officers, other executive officers and other officers at or above the Senior Vice President level. The Committee may exercise its discretion in modifying any compensation adjustment or awards to any executive officer.

Our Board of Directors annually considers the performance of our Chief Executive Officer. The Committee determines all components of our Chief Executive Officer's compensation.

Executives in our Human Resource Department assist our Chief Executive Officer with his recommendations and, with the assistance of other officers and employees as needed, develop and present other recommendations regarding compensation to the Committee. The Vice President, Human Resources, and a member of our Legal Department regularly attend Committee meetings, and our Chief Executive Officer, other executive officers and our Chairman of the Board of Directors participate on an as-needed basis. Our executive officers and other employees participate in Committee discussions in an informational and advisory capacity and have no vote in the Committee's decision-making process.

The Committee meets outside the presence of all of our executive officers to consider appropriate compensation for our Chief Executive Officer. For the other Named Executive Officers, the Committee meets outside the presence of all executive officers except our Chief Executive Officer and Vice President, Human Resources.

Peer Group and Competitive Positioning

Peer Group

We compete for executive talent across many different sectors around the world. Our primary competitive market generally includes other companies in the energy industry (oil and gas companies, offshore drilling companies and other energy services companies). In making compensation decisions for the Named Executive Officers, each element of their total direct compensation is compared against published compensation data.

For 2010, we used a group of peer companies to compare each component of our executive compensation program to the competitive marketplace. This group (the "Peer Group") was comprised of the following companies:

Anadarko Petroleum Corporation	Hess Corporation
Apache Corporation	Marathon Oil Corporation
Baker Hughes Incorporated	National-Oilwell Varco Inc.
Devon Energy Corporation	Noble Corporation
Diamond Offshore Drilling Inc.	Pride International, Inc.
ENSCO plc	Rowan Companies Inc.
EOG Resources, Inc.	Schlumberger Limited
Halliburton Company	Weatherford International Ltd.

The Peer Group or a smaller group may be used for performance comparisons as determined by the Committee. In August 2010, the Committee removed Smith International, Inc. from the Peer Group due to Smith International, Inc.'s merger with Schlumberger Limited.

Competitive Positioning

Generally, we set the target compensation for our executive officers, including the Named Executive Officers, at the market median to remain competitive and avoid contributing to the "ratcheting-up" of executive compensation that occurs when a large number of companies all target their executive compensation at above-median levels. In 2010, we determined the market median based on data from the Peer Group and market surveys analyzed by the compensation consultant, each weighted at 50%.

Our approach to setting executive compensation, which is periodically reviewed and updated by the Committee, is as follows:

Element	Targeted Position	Comments
Base Salary	Market median.	Individual circumstances can allow for certain positions to be above or below the median.
Annual Bonus	Opportunity to earn total cash compensation competitive with market, with upside/downside based on performance against financial and operating metrics.	Actual payout based on performance. Metrics include both financial and operational results that drive long-term value. Current award potential ranges from 0% to 200% of target.

Element	Targeted Position	Comments
Total Cash Compensation	Market median.	Target performance is intended to result in median total cash compensation. Superior performance will result in 75th percentile or higher total cash compensation. Below target performance will result in below median total cash compensation.
Long-Term Incentives (options, restricted shares and deferred units)	Market median.	Current practice is to award time-vested stock options, deferred units requiring continuous employment and fully contingent deferred units that vest based on total shareholder return compared to a group of companies we consider our performance peers. See "Long-Term Incentive Plan" for a description of this group. At median performance relative to this group of performance peers, we provide vesting of the contingent deferred units at target, and at upper quartile performance, the maximum contingent deferred unit award vests.
Total Direct Compensation	Market median.	Ability to earn above or below market median based on performance.

The data from the peer group is gathered based both on position (CEO, CFO and General Counsel) and according to pay rank for the highest-paid position, the second highest-paid position, and so forth. The Committee's compensation consultant recommends this approach because of the variations in pay based on position and the need to ensure that a sufficient number of market matches exist for meaningful comparisons. The positions of Executive Vice President, Asset and Performance, and Executive Vice President, Global Business, are considered to be equivalent internally and are difficult to match based on position or role. Consequently, the data used to compare these positions is based on the median pay for all of the fourth- and fifth-ranked positions from the companies in the Peer Group. Data from the peer group analysis is combined with that of industry specific surveys to determine market ranges for each of our Named Executive Officers.

Each element of compensation and the total direct compensation for each of the Named Executive Officers is then compared to the estimated market median for his or her position.

In 2010, total direct compensation for the Named Executive Officer positions ranged from 29% below to 14% below the competitive market median, with an average of 21% below for the group. This range is due to a number of factors, including the fact that a number of our Named Executive Officers have not been in their positions for a long period of time, salaries falling below our median market target and the impact of the performance-based elements of our incentive compensation programs.

Compensation Program Design

The Committee reviews information, including Peer Group and other compensation survey information developed and provided by the compensation consultant, to determine the appropriate compensation levels and mix. Although we have no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term compensation, we have designed the components of our compensation programs so that, as an executive's responsibility increases, his or her compensation mix is weighted more heavily toward performance-based and at-risk compensation and less heavily toward base salary, while at the same time remaining competitive at or near the market median for total direct compensation and with a mix that is similar to that of our peers. Any benefits or perquisites that an executive officer may receive are not considered for purposes of this analysis. We supplement performance-based and at-risk compensation with downside protection to minimize the turnover of executive talent and to ensure that our executives' attention remains focused on the Company's and our shareholders' interests. Such downside protection includes, but is not limited to, severance benefits, as discussed in more detail below.

We believe that a lack of internal pay equity among our executive officers would be detrimental to morale and productivity, and, as a result, to advancing the Company's and our shareholders' interests. To that end, we have designed our compensation programs so that all executives participate in the same compensation programs that our Chief Executive Officer participates in and so that base salary and incentive reward opportunities are commensurate with the executives' relative levels of responsibility within the Company.

We also consider total compensation when we design our compensation programs and determine compensation levels. We developed a thorough analysis of the total value of each Named Executive Officer's entire compensation and benefits package. That analysis resulted in a total compensation "tally sheet" containing data on all elements of compensation and benefits, including retirement plan benefits, severance benefits and vested and unvested equity awards. The Committee annually reviews total compensation and considers it, along with the other factors noted above, when making compensation decisions. Based on its reviews of total compensation and such other factors, the Committee has concluded that the total compensation paid to the Company's executive officers, including the Named Executive Officers, is reasonable for the related performance period. However, compensation practices and philosophy are an evolving practice and future changes may be made to take into account changed circumstances, practices, competitive environments and other factors.

Executive Compensation Program—Direct Compensation Elements

Base Salaries

We provide our executive officers, including the Named Executive Officers, with base salaries that provide them a minimum level of compensation for services rendered during the year. The base salaries of our executive officers are reviewed upon a promotion or other change in job responsibility, and they are also reviewed annually, both individually and relative to other executive officers. Base salary adjustments are made to reflect our desired position in the competitive market.

In February 2010, the Committee reviewed the base salaries of the Named Executive Officers. In connection with its review, the Committee considered recommendations from our Chief Executive Officer, competitive compensation information based on Peer Group and other survey data, the job responsibilities, performance, and expected future contributions of each executive officer, and our compensation philosophy and objectives. Considering input from Longnecker, the Committee concluded that, overall, our Named Executive Officers' base salaries for 2010 fell below the market median.

As a result, effective February 16, 2010 for Messrs. Rosa, Brown and Bobillier and Ms. Richard, and March 1, 2010 for Mr. Newman, the Committee approved increases in base salary (or base salary reference) for these individuals to the following amounts:

Mr. Newman	$900,000
Mr. Rosa(1)	$450,000
Mr. Brown	$468,000
Mr. Bobillier(1)	$392,000
Ms. Richard	$355,000

(1) Base salary reference is converted to CHF at the Company's long-term exchange rate of 1.21 CHF to USD.

In connection with his appointment as Executive Vice President, Global Business, in August 2010, Mr. Toma's annual base salary reference was increased to $380,000.

Changes in 2011

Effective February 10, 2011, the Committee approved increases in base salary for the Named Executive Officers to the following amounts, based on the assessment of the market data provided by the compensation consultant, and the Committee's assessment of the continued progress of the Named Executive Officers in their respective roles:

Mr. Newman	$1,100,000
Mr. Rosa(1)	$ 500,000
Mr. Brown	$ 500,000
Mr. Bobillier(1)	$ 435,000
Mr. Toma(1)	$ 435,000

(1) Base salary reference is converted to CHF at the Company's long-term exchange rate of 1.21 CHF to USD.

Performance-Based Incentive Compensation

Our performance-based incentive compensation is delivered through two programs: our Performance Award and Cash Bonus Plan and our Long-Term Incentive Plan.

Performance Award and Cash Bonus Plan

Our Performance Award and Cash Bonus Plan (the "Bonus Plan") is a goal-driven plan that provides participants, including the Named Executive Officers, with the opportunity to earn annual cash bonuses based on performance as measured against predetermined performance objectives. Individual target award levels, expressed as percentages of the participants' base salaries, are established by the Committee at the beginning of the year. These individual target award opportunities range from 10% of base salary for the lowest level eligible participant to 100% of base salary for our Chief Executive Officer. The target award opportunities under the Bonus Plan, when combined with base salaries, are intended to position the participants, on average, to earn total cash compensation approximating competitive market median levels. In addition, other performance levels above and below the target provide the opportunity for participants to earn total annual cash compensation above the competitive market median when above-target performance warrants, up to a designated maximum, or the possibility of earning total annual cash compensation below the median in cases of below-target performance.

For performance during the past five years (2006-2010), the Bonus Plan has paid out in excess of the target level one time and under the target level four times. Other than in 2007, when the bonus payout was impacted by change-in-control provisions triggered by our merger with GlobalSantaFe, the maximum payout level was not achieved during this five-year period. The Named Executive Officers' average payout percentage over the past five years was 97% of the target award opportunity with the lowest payout of 0% in 2009 and the highest payout of 258% in 2007 under the provisions of a prior change-in-control policy. This policy was subsequently modified to limit payouts to 200% of the target award opportunity.

2010 Cash Bonus Plan

Under the 2010 Cash Bonus Plan, each Named Executive Officer had a potential payout range of 0% to 200% of his or her individual target award opportunity. In February 2010, the Committee also established a target bonus opportunity for 2010 for each of the Named Executive Officers, which is expressed as a percentage of base salary, as follows:

Mr. Newman	100%
Mr. Rosa	75%
Mr. Brown	65%
Mr. Bobillier	75%
Mr. Toma	60%
Ms. Richard	60%

In connection with his appointment as Executive Vice President, Global Business, in August 2010, Mr. Toma's bonus opportunity was increased to 75%.

Performance Measures. Payouts under the 2010 Bonus Plan were determined based on the results of five performance measures:

- Safety Performance (25%);
  - Total Recordable Incident Rate ("TRIR")
  - Total Potential Severity Rate ("TPSR")
- Cash Flow Value Added ("CFVA") relative to our annual budget (50%);
- Newbuilds (10%); and
- Enterprise Resource Planning (15%).

The calculation for each measure was interpolated relative to threshold, target and maximum amounts based on actual results.

The 2009 Bonus Plan included several performance measures that were not included in the 2010 Bonus Plan. The overhead cost metric, which was based on actual performance of managing overhead costs against the Company's 2009 budgeted amount, was included in the 2009 Bonus Plan to specifically ensure that overhead costs were matched to the reduction in market activity seen in 2009. The lost revenue metric, which was based on the 2009 budget and out-of-service days of specific projects, was not included in the 2010 Bonus Plan as the effect of the lost revenue metric is embedded in the overall CFVA performance measure. The weight of the CFVA metric was increased from 30% for the 2009 Bonus Plan to 50% for the 2010 Bonus Plan to ensure that financial performance still accounted for 50% of the total bonus outcome. Additionally, the high-potential dropped objects ("HPDO") component of the Safety Performance metric was removed for the 2010 Bonus Plan, as the impact of HPDOs is already included in the determination of TPSR.

Safety Performance. Our business involves numerous operating hazards and we remain committed to protecting our employees, our property and the environment. Our ultimate goal is expressed in our Safety Vision of "an incident-free workplace—all the time, everywhere." The Committee sets our safety performance targets at levels each year that motivate our employees to continually improve our safety performance toward this ultimate goal. Twenty-five percent of the total award opportunity is based on the overall safety metric.

The Committee measures our safety performance through a combination of our total recordable incident rate ("TRIR") and total potential severity rate ("TPSR").

- TRIR is an industry standard measure of safety performance that is used to measure the frequency of a company's recordable incidents and comprised 50% of the overall safety metric. TRIR is measured in number of recordable incidents per 200,000 employee hours worked.
- TPSR is a proprietary safety measure that we use to monitor the total potential severity of incidents and comprised 50% of the overall safety metric. Each incident is reviewed and assigned a number based on the impact that such incident could have had on our employees and contractors, and the total is then combined to determine the TPSR.

The occurrence of a fatality may override the safety performance measure.

The Committee set our TRIR target for 2010 at 0.73 and our TPSR target at 38.0. For TRIR, achievement of this target would reflect a 5% improvement over 2009 actual results. For TPSR, the target set for 2009 was maintained as the target for 2010, as 2009 actual results fell short of the 2009 target by 9.6%. Achieving performance at the target levels would result in the Named Executive Officers receiving a payout of 100% of the target bonus amount for this performance measure.

Based on the foregoing safety performance measures, the actual TRIR was 0.74 and the TPSR was 35.4 for 2010. These outcomes together resulted in a calculated payout percentage of 115% for the safety performance measure for 2010. However, due to the fatalities that occurred in 2010, the Committee exercised its discretionary authority to modify the TRIR payout component to zero, which resulted in a modified payout percentage of 67.4% for the safety performance measure.

Cash Flow Value Added ("CFVA"). Fifty percent of the target award opportunity for each Named Executive Officer under the 2010 Bonus Plan was based upon our achievement of CFVA based on a sliding scale that measures our CFVA performance for 2010 relative to our annual budget.

CFVA is equal to Net Income (Loss) before Extraordinary Items,

Plus:	Depreciation Expense,
Plus (Minus):	Net Interest (Income) Expense,
Plus (Minus):	(Gain) Loss, net of tax, on Debt Retirement or Asset Sales, Dispositions or Impairments,
Plus (Minus):	Other Unusual Items, net of tax,
Plus (Minus):	Unusual Tax Items,
Plus:	Expenditures related to Approved Long-Term Investments,
Minus:	Overhead Allocations,
Minus:	Charge for Average Capital (Weighted Average Cost of Capital multiplied by Average Capital).

Where Average Capital is equal to Total Equity,

Plus:	Total Long-Term Debt (Book Value),
Minus:	Cash and Cash Equivalents,
Minus:	Goodwill,
Plus:	Capitalized Lease Obligations under GAAP (Short and Long Term),
Minus:	Net Book Value of Fixed Assets,
Plus:	Fair Market Value of Fleet (excluding newbuilds),

Plus:	Incremental Capital Expenditures during the Year.
Minus:	Capital Expenditures related to Newbuilds and other Approved Long-Term Investments.

The Committee set a CFVA target of $1.05 billion, which would result in participants receiving a full payout of the target bonus amount for achieving this performance measure. In the event the CFVA was less than $750 million, there would be no payout for this performance measure. If the CFVA was equal to or exceeded $1.6 billion, the payout would be the maximum of 200% of the target bonus amount for this performance measure. If the CFVA fell between these amounts, the payout percentage would be interpolated on a modified straight line basis that includes no significant acceleration or flattening between data points. The Committee believes that CFVA helps give the Named Executive Officers a clearer picture of their contribution to the profitability and share price of the Company and reflects whether or not operations exceed the expectations of the shareholders and our Board of Directors.

For 2010, CFVA was $226 million, which resulted in a payout of 0% of the target bonus amount for this performance measure.

Newbuilds. The Committee, recognizing the value of providing additional incentive to our executive officers to continue to focus on financial and operational discipline in the delivery of certain newbuilds during 2010, included the newbuilds performance measure. The newbuilds performance measure is based on capital expenditures net of field operating contribution, which is the revenue generated by a rig less the expenses incurred by that rig over a given period. The Committee set the bonus amounts for this performance metric in accordance with the following scale:

Newbuilds Performance Measure	Payout
less than or equal to $627 million	200%
less than or equal to $654 million	150%
less than or equal to $685 million	100%
less than or equal to $716 million	50%
greater than or equal to $747 million	0%

For 2010, the newbuilds performance measure was $792.6 million, which resulted in a payout of 0% of the target bonus amount for this performance measure.

Enterprise Resource Planning. The Committee, recognizing the importance of the successful implementation of the Company's enterprise resource planning system ("ERP"), which is designed to streamline the management of core information, processes and functions of the Company from shared data stores, added it as a performance measure for 2010.

The Committee has measured our implementation of the enterprise resource planning system through a combination of measuring the completion of employee training compliance at the time the system is rolled out (a critical factor to an effective launch), the timing of the roll out and the achievement of a targeted system "up-time" following the roll out.

Training compliance comprises 46% of this metric (7% out of the 15% total ERP performance component). The Committee set the bonus amounts for this element of the metric in accordance with the following scale:

Training compliance	Payout
greater than or equal to 98%	200%
greater than or equal to 90%	150%
greater than or equal to 80%	100%
greater than or equal to 75%	50%
less than or equal to 70%	0%

Timing of the system roll out comprises 27% of this metric (4% out of the 15% total ERP performance component). The Committee set the bonus amounts for this element of the metric in accordance with the following scale:

Month of system roll out	Payout
April 2010	150%
May 2010	100%
June 2010	50%
After July 31, 2010	0%

System "up-time" following the roll out comprises 27% of this metric (4% out of the 15% total ERP performance component). The Committee set the bonus amounts for this element of the metric in accordance with the following scale:

System "up-time" following the roll out	Payout
greater than or equal to 99.5%	200%
greater than or equal to 99%	150%
greater than or equal to 98%	100%
greater than or equal to 95%	50%
less than or equal to 90%	0%

Results for each element of this performance metric were interpolated on a straight line based for performance levels between the outcomes provided above. The enterprise resource planning system was officially rolled out in April 2010, the Company achieved training compliance of 98%, and the system "up-time" in 2010 following the roll out was 99.5%. This combination of outcomes resulted in a payout percentage of 173% of the target bonus amount for this performance measure for 2010.

Actual Bonus Plan Compensation for 2010. Based on the performance measures described above and taking into account the Committee's decision to override the TRIR Safety metric to 0% payout, each of our Named Executive Officers received 44.8% of his or her targeted bonus compensation opportunity in 2010.

In recognition of the outstanding achievement by Mr. Brown in leading the response to the unprecedented challenges the Company faced subsequent to the Macondo Incident, in February 2011 the Committee awarded Mr. Brown an additional cash bonus of $75,000.

Changes for 2011

The Committee has determined the performance measures comprising the Bonus Plan for 2011. The Committee retained the safety performance and cash flow value added measures. The Committee added corporate performance measures specific to achieving targeted performance levels in our three focus areas: customer focus, people focus and execution. Actual performance will be assessed by the Committee against achievement of specific objectives in each focus area relative to defined targets. The weighting of each component of the target bonus award for 2011 is as follows: safety performance (25%), cash flow value added performance (50%) and corporate performance objectives specific to achieving our strategic imperatives in the areas of customer focus, people focus and execution (25%).

In February 2011, the Committee also established the target bonus opportunities for 2011 for each of our Named Executive Officers (other than Mr. Long and Ms. Richard), which is expressed as a percentage of base salary, and based on an assessment of the market data provided by the consultant, as follows:

Mr. Newman	100%
Mr. Rosa	75%
Mr. Brown	75%
Mr. Bobillier	75%
Mr. Toma	75%

Long-Term Incentive Plan

Under the Long-Term Incentive Plan of Transocean Ltd. (the "LTIP"), the Committee can design cash and share-based incentive compensation programs to incentivize superior performance and the achievement of corporate goals by employees and others who provide key services to us in order to promote the growth of shareholder value and retain key talent by providing such individuals with opportunities to participate in the long-term growth and profitability of the Company.

Under the LTIP, the Committee may grant participants restricted shares, deferred units, stock options, share appreciation rights, cash awards, performance awards, or any combination of the foregoing. In granting these awards, the Committee may establish any conditions or restrictions it deems appropriate.

The LTIP awards for all executive officers are granted annually at the Committee's February meeting at which the Committee also reviews and determines each Named Executive Officer's base salary and non-equity incentive plan compensation opportunity. The grant date for such awards is set on the date of the February meeting except as otherwise described below. The Committee sets award grants in February in order to consider all elements of compensation at the same time and to more closely align grant dates and the beginning of performance cycles. Our executive officers have no role in setting the grant date for any awards to our Named Executive Officers under our LTIP. The only exceptions to this timing policy are one-time sign-on awards or awards for a significant promotion, which are made at the time of such events, and in certain instances where deemed appropriate, special retention awards approved by the Committee on the date of other meetings of the Committee during the year. In determining the target value for LTIP awards made to the Named Executive Officers, the Committee considers competitive compensation information based on proxy and survey data, internal equity and, at times, individual performance of the executive officer.

The annual long-term incentive awards granted for each of the Named Executive Officers in 2010 were as follows:

Mr. Newman	$5,400,000
Mr. Rosa	$1,500,000
Mr. Brown	$1,500,000
Mr. Bobillier	$1,500,000
Mr. Toma	$1,200,000
Ms. Richard	$1,200,000

2010 Stock Option Awards

Nonqualified stock options were granted to all executive officers, including the Named Executive Officers, as part of the 2010 annual long-term incentive grants, which were made in February 2010. Options were granted with an exercise price equal to the closing market price of the Company's shares on February 18, 2010, or $83.32, with a three-year vesting schedule (ratably one-third each year) and a ten-year term. When determining the number of stock options to grant to senior management in the 2010 annual grant, the Committee established the target value for the employee's total long-term incentive awards, took one-half of the total target value and allocated that to stock options, and then divided the total target value for stock options by the estimated Black Scholes Merton value per option to determine the actual number of options to be granted.

2010 Contingent Deferred Units

Contingent Deferred Units ("CDUs") were granted to all executive officers, including the Named Executive Officers, as part of the Company's 2010 annual long-term incentive grants. Each CDU represents one share. Each CDU granted in 2010 has a three-year performance cycle of January 1, 2010 through December 31, 2012. The number of CDUs earned by a Named Executive Officer will be based on the total shareholder return of the Company and 11 of the Company's performance peers, 10 of which are in the Peer Group: Baker Hughes Incorporated, Diamond Offshore Drilling Inc., Ensco plc, Halliburton Company, Nabors Industries Ltd., National-Oilwell Varco Inc., Noble Corporation, Pride International, Inc., Rowan Companies Inc., Schlumberger Limited and Weatherford International Ltd. (collectively, the "Performance Peer Group").

The Performance Peer Group was initially determined by the Committee based on information provided by a prior compensation consultant regarding the historical total shareholder return of the companies in the Performance Peer Group relative to the Company. The companies in the Peer Group with historical total shareholder returns closest to the Company's were selected for inclusion in the Performance Peer Group, along with Nabors Industries Ltd., which, while no longer included in the Peer Group, is still considered by the Committee to be a peer of the Company from a total shareholder returns standpoint. Prior to August 2010, Smith International, Inc. was included in the Performance Peer Group, but due to Smith International, Inc.'s merger with Schlumberger Limited, the Committee removed Smith International, Inc. from the Performance Peer Group.

Total shareholder return through the performance cycle is based on the comparison of the average closing share price for the 30 consecutive business days prior to the start of the performance cycle and the average closing share price for the last 30 consecutive business days in the performance cycle for the Company and each of the companies in the Performance Peer Group. The companies are then ranked according to percentage of improvement/deterioration in share price, adjusted for dividends. The number of CDUs the Named Executive Officer may earn is determined based on the Company's percentile rank among the companies in the Performance Peer Group.

For the current Performance Peer Group, threshold performance is total shareholder return equal to or above the 25th percentile of the Performance Peer Group, at which 25% of the target award earned. Performance below the 25th percentile results in no awards being earned. Target performance is equal to or above the median of the Performance Peer Group, at which 100% of the target award is earned. At maximum performance, which is considered to be at or above the 75th percentile of the Performance Peer Group, 175% of the target award is earned. Upon vesting, each CDU, together with a cash payment equal to any dividends accrued during the performance cycle for earned and vested shares, will be distributed to the Named Executive Officer. The target value of the 2010 CDU grants to each of the Named Executive Officers was one-half of such officer's total 2010 long-term incentive award target value.

In February 2011, the Committee determined the final value of the 2008 CDU grants, which were based on total shareholder return relative to the Performance Peer Group for the performance period beginning January 1, 2008 through December 31, 2010. For this period, the total shareholder return fell below the 25th percentile of the Performance Peer Group, which resulted in a determination that no deferred units would be earned for the 2008 CDU grants.

Special Retention Awards

In February and November 2010, recognizing the need for an additional mechanism to ensure the Company is able to retain key executives, the Committee approved special retention awards to certain officers. The Committee structured the awards using equity to promote alignment of employee interests with the interests of the Company's shareholders. Mr. Brown received an award in February 2010 that was intended to engage him in facilitating and ensuring a smooth transition for the new CEO.

Messrs. Bobillier, Rosa and Toma received awards in November 2010 that were intended to address competitive market pressures and ensure stability in the executive leadership team for the future.

Mr. Brown was granted 8,103 time-vested deferred units, Messrs. Bobillier and Toma were each granted 9,412 time-vested deferred units and Mr. Rosa was granted 12,549 time-vested deferred units. The number of deferred units granted to Mr. Brown was based on a target award of $700,000 divided by the average of the closing market price of the Company's shares on the NYSE for the last 30 consecutive trading days prior to February 1, 2010, or $87.36. The number of deferred units granted to Messrs. Bobillier and Toma was based on a target award of $600,000 divided by the average of the closing market price of the Company's shares for the last 30 consecutive trading days prior to October 29, 2010, or $63.75. The number of deferred units granted to Mr. Rosa was based on a target award of $800,000 divided by the same factor, or $63.75. The deferred units vest in one-third increments over a three-year period on the anniversary of the date of grant.

Changes for 2011

In May 2010, the Committee determined that LTIP awards to the executive officers would, going forward, include an evenly-weighted mix of time-vested stock options, fully contingent deferred units and time-vested deferred units, with the actual percentages of each type included in the award to be determined at the time of each grant.

In February 2011, the Committee determined that the terms and conditions of the time-vested stock option awards and time-vested deferred units would remain unchanged from the previous year and that Seadrill Limited would be added to the Performance Peer Group for the fully contingent deferred unit awards. The Committee approved the grants of such awards to the Named Executive Officers. The target LTIP award for 2011 for each of our Named Executive Officers (other than Mr. Long, Ms. Richard and Mr. Brown), is as follows:

Mr. Newman	$6,600,000
Mr. Rosa	$1,500,000
Mr. Bobillier	$1,500,000
Mr. Toma	$1,500,000

Compensation Related to Former Executive Officers

Acceleration of Mr. Long's Equity Awards Upon Retirement

On February 22, 2010, the Committee approved the acceleration of the vesting of all stock options and time-vested restricted share awards held by Mr. Long upon his retirement as our Chief Executive Officer and a member of our Board of Directors on February 28, 2010, such that the awards vested upon his retirement and were exercisable pursuant to the original terms of such awards. In addition, the Committee approved a modification of the performance-based contingent deferred units held by Mr. Long at retirement such that he became eligible to receive the entire amount of the units that he would have earned over the three-year performance cycle for the units, instead of a pro rata portion for the period he was actively employed. The ultimate award he receives will be based on his original target performance award modified by the Committee's determination of the Company's relative total shareholder return performance at the conclusion of the applicable performance cycle.

The details of Mr. Long's post-employment compensation are more fully described in the section "Executive Compensation—Potential Payments Upon Termination or Change of Control."

Separation with Ms. Richard

Ms. Richard resigned from the Company effective May 31, 2010. The Company entered into a severance agreement with Ms. Richard, the details of which are more fully described in the section "Executive Compensation—Potential Payments Upon Termination or Change of Control."

Executive Compensation Program—Health, Welfare and Other Benefits

Health Benefits

We provide our Named Executive Officers with health, welfare and other benefits that we believe are reasonable and consistent with our overall compensation program. The Named Executive Officers participate in a variety of health and welfare and paid time-off benefits, as well as in the savings and retirement plans described below, all of which are designed to enable us to attract and retain our workforce in a competitive marketplace. The Named Executive Officers' medical and dental benefits for themselves and their dependents are provided through our self-funded Health Care Plan for employees on the same basis as other employees.

We also provide each of our executive officers on the U.S. payroll, including the Named Executive Officers, a life insurance benefit equal to four times covered annual earnings, capped at a maximum of $1 million. Each of our executive officers may purchase at his or her own expense an additional amount of life insurance equal to one to three times his or her covered annual earnings, capped at a maximum of $500,000. The combined total of life insurance that we offer our executive officers is limited to $1,500,000. A similar level of coverage is provided to executive officers on the Swiss Franc payroll.

We also provide for the continuation of base pay at the onset of illness or injury to eligible employees who are unable to perform their assigned duties due to a non-occupational personal illness or injury. Pay continuation is based on a monthly base salary, exclusive of annual incentive plan compensation or other extraordinary pay.

Retirement Savings Plan

Our U.S. Savings Plan is a tax-qualified defined contribution retirement savings plan in which all of our U.S. employees (citizens and tax residents), including the Named Executive Officers (other than Messrs. Rosa, Bobillier and Toma, who are not U.S. citizens or tax residents), are eligible to contribute up to 50% of their annual base salary up to the prescribed Internal Revenue Code annual limit ($16,500 in 2010) on a pre-tax basis or after-tax basis (if participating in the Roth 401(k)). Subject to the limitations set forth in Sections 401(a)(17), 401(m) and 415 of the Internal Revenue Code, our Company matches in cash on a pre-tax basis 100% of the first 6% of eligible base pay that is contributed to the plan by a participating employee. Participants age 50 and older, including the Named Executive Officers who are older than 50, may also make additional "catch-up" contributions on a pre-tax and/or Roth after-tax basis each year, up to the prescribed Internal Revenue Code annual limit ($5,500 in 2010). Catch-up contributions are not matched by the Company.

Withdrawals from the U.S. Savings Plan made by an employee who is less than 59½ years of age may be subject to a 10% penalty tax.

Pension Equalization Plan

Effective January 1, 2009, the legacy GlobalSantaFe Pension Equalization Plan and the legacy Transocean Supplemental Retirement Plan were merged into the Transocean Pension Equalization Plan (the "PEP"), a non-qualified, non-contributory, defined-benefit plan. To the extent the annual income of an eligible employee, including the Named Executive Officers, exceeds either the annual income limitations or the annual benefit limitations imposed by the Internal Revenue Code for purposes of calculating eligible remuneration under a qualified retirement plan (income is limited to $245,000 in 2010 and benefits are limited to $195,000 in 2010), any pension benefits attributable to such difference are paid in a lump sum from general assets. The formula used to calculate benefits under the PEP is the same as that used under the U.S. Retirement Plan. The lump-sum equivalent of the accrued benefit of certain individuals as of December 31, 2008 attributable to the legacy Transocean Supplemental Retirement Plan is calculated using the interest rate in the legacy Transocean Supplemental Retirement Plan, which was the annual interest rate equal to the yield on a new 7-12 year AA-rated general obligation tax-exempt bond as determined by Merrill Lynch & Co. (or its affiliates) and published in The Wall Street Journal.

Transocean Management Ltd. Pension Plan

We maintain the Transocean Management Ltd. Pension Plan, a nonqualified, defined contribution plan, for our non-U.S. citizen employees who relocate to Switzerland. Messrs. Rosa, Bobillier and Toma were the only Named Executive Officers in fiscal 2010 who participated in this plan. The plan is funded through cash contributions by us as a percentage of compensation along with contributions by employees. Mandatory contributions by the employees are 6% of pensionable salary. Additional voluntary contributions are permitted but these contributions do no generate any additional match by the Company. Current Company contribution levels are as follows:

Age	Company Match
24	10%
34	12%
44	14%
54	16%

Contributions are based on a participant's annual salary. Regular retirement age under the plan is age 65 for men and 64 for women, as is customary in Switzerland.

Redomestication Benefits

Each of our executive officers who relocates to our principal executive offices in Switzerland is provided the following allowances and reimbursements:

- a relocation package for such executive officer that includes, among other things, a lump sum relocation allowance equal to $30,000; temporary housing in Switzerland for up to six months; and standard outbound services, including a "house hunting" trip, tax preparation and financial planning services, home sales assistance, shipment of personal effects and other relocation costs;
- a housing allowance of 11,000 to 14,000 Swiss francs per month, for five years;
- a car allowance of 1,000 Swiss francs per month, for five years;
- a cost of living allowance of 15% of base salary, for five years, capped at a maximum of $75,000 per year;
- reimbursement or payment of school fees for eligible dependents under age 19; and
- a home leave allowance equivalent to a full-fare economy round-trip ticket for the executive officer, spouse and qualifying dependents back to their point of origin which, on average, equates to approximately $27,000 per year per executive officer and will continue for five years.

The amounts presented above are expected to be reviewed on an annual basis and may be adjusted based on market conditions. In addition, following the expiration of the five-year period, any or all of the foregoing allowances and reimbursements may be amended, terminated, modified and new allowances and reimbursements may be added.

We provide tax equalization to the executive officers on the U.S. payroll so that their tax liability will be equal to their "stay at home" tax liability with respect to their base salary, annual bonus and incentive plan awards. Non-U.S. employees may choose, as an alternative to this U.S. tax equalization program, to be personally responsible for Swiss taxes on their base salary, annual bonus and incentive plan awards. The allowances and reimbursements outlined above are grossed up to cover Swiss taxes and social security payments. Each of the executive officers is fully reimbursed for any obligation such executive officer may have to pay Swiss wealth tax.

Perquisites and Other Personal Benefits

Each of our Named Executive Officers may receive each year as a perquisite up to $5,000 in financial planning and tax assistance. Each of our Named Executive Officers may also receive a club membership benefit. Historically, we have also provided a social security tax (FICA) gross up for these perquisites. Effective in 2011, we stopped providing gross ups for FICA payments on perquisites, including the financial and tax planning assistance and club membership benefits that we provide to Named Executive Officers. This gross up was only provided to Named Executive Officers on the U.S. payroll. All Named Executive Officers continue to be covered by our tax protection program for expatriates assigned to Switzerland. The amount of these perquisites that each of our Named Executive Officers actually received in 2010 was taxable to the executive officer in 2010. Each of our Named Executive Officers is eligible for a Company paid annual physical exam.

The Committee annually reviews the nature and amount of the perquisites and other personal benefits provided to each of our executive officers to ensure that such perquisites are reasonable and competitive with industry practice.

Executive Compensation Program—Post-Employment Compensation

Retirement Plans

Our senior executives, including the Named Executive Officers, participate in one or more of the following retirement plans.

U.S. Retirement Plan

The Transocean U.S. Retirement Plan is a tax-qualified defined benefit pension plan funded through cash contributions made by us based on actuarial valuations and regulatory requirements. The purpose of the plan is to provide post-retirement income benefits to our U.S. employees (U.S. citizens and tax residents) in recognition of their long-term service to us. Employees working for the Company in the U.S. are fully vested after five continuous years of employment or upon reaching age 65. Benefits available to our Named Executive Officers are no greater than those offered to non-executive participants. Employees earn the right to receive an unreduced benefit upon retirement at age 65 or older, or a reduced benefit upon early retirement (age 55). The plan was amended effective January 1, 2009 to eliminate the 30 year lifetime cap on credited service.

International Retirement Plan

The International Retirement Plan is a nonqualified, defined contribution plan for non-U.S. citizen employees who accept international assignments and have completed at least one full calendar month of service. The plan is funded through cash contributions by us as a percentage of compensation along with voluntary contributions by employees, which are limited to 15% of the employee's base salary. For more information on this plan, including current Company contribution levels, please read, "Executive Compensation—Pension Benefits for Fiscal Year 2010—Transocean International Retirement Plan."

Severance and Change-of-Control Arrangements

We believe that the competitive marketplace for executive talent and our desire to retain our executive officers require us to provide our executive officers with a severance package. Each of our executive officers only receives a severance package in the event we choose to terminate the executive officer at our convenience. Currently, all Named Executive Officers are covered under our executive severance benefit policy, which provides for specified payments and benefits in the event of a termination at our convenience. A convenience-of-company termination occurs when determined by the Committee in its sole discretion. Under a convenience-of-company termination, in addition to compensation and benefits accrued up to the point of termination, an executive officer would receive each of the following:

- a pro rata share of that year's targeted non-equity incentive plan compensation, as determined by the Committee;
- a cash severance payment equal to one year base salary;
- all outstanding awards granted under our LTIP would be treated under the convenience-of-company termination provisions as provided for in the award documents and more fully described under "Executive Compensation—Potential Payments Upon Termination or Change of Control"; and
- outplacement services not to exceed 5% of the base salary of the executive officer.

We also believe that the interests of our shareholders are served by a limited executive change of control severance policy, as well as by the change-of-control provisions included in our Performance Award and Cash Bonus Plan and Long-Term Incentive Plan, for certain executive officers who would be integral to the success of, and are most likely to be impacted by, a change of control. An executive officer who receives benefits under our executive change of control policy was not eligible to receive the severance benefit payable pursuant to the Transocean Executive Severance Policy, which is described below. An executive officer is only eligible to receive benefits under our executive change of control severance policy if we choose to terminate the executive officer or the executive officer resigns for good reason following the change of control. Mr. Brown, who is retiring in 2011, is the only executive officer covered under our executive change of control severance policy. This policy provides that individuals who, within 24 months after a change of control, are terminated without cause (as defined in the policy) or leave us for good reason (as defined in the policy) will receive, in addition to compensation and benefits accrued up to the point of termination, the following:

- a pro rata share of that year's target bonus, as determined by the Committee;
- a lump-sum cash severance payment equal to 2.99 times the sum of base salary and targeted award level under the Bonus Plan for such executive officer;
- all outstanding LTIP awards will be treated under the convenience-of-company termination provisions as provided for in the award documents and more fully described in the accompanying "Executive Compensation—Potential Payments Upon Termination or Change of Control";
- outplacement services not to exceed 5% of the base salary of the executive;
- an additional payment to cover excise taxes imposed under Section 4999 of the Internal Revenue Code on excess parachute payments or under similar state or local law if the amount of payments and benefits subject to these taxes exceeds 110% of the safe harbor amount that would not subject the employee to these excise taxes; provided, however, that if the amount of payments and benefits subject to these taxes is less than 110% of the safe harbor amount, payments and benefits subject to these taxes would be reduced or eliminated to equal the safe harbor amount;
- for purposes of calculating the executive officer's benefit under the PEP, the executive officer will be assumed to have three additional years of age and service credits for vesting and accrual and the executive's employment will be deemed to have continued for three years following termination at the then-current annual base salary and target bonus; and
- other benefits consistent with severance practices for non-executive employees.

All of our executives were eligible to receive benefits under the Executive Severance Policy for the full plan period. Each would have received the following benefits in the event of an involuntary termination under the terms of the Executive Severance Policy:

- a pro rata share of that year's targeted award level under the Bonus Plan for such executive officer, as determined by the Committee;

- a cash severance benefit equal to one year of base salary;
- all outstanding awards granted under our LTIP would be treated under the convenience-of-company termination provisions as provided for in the award documents (2009 vested options would remain exercisable until the earlier of (1) 60 days following the termination date and (2) the expiration date of those options; 2008 vested options would remain exercisable through the expiration date of those options; unvested options would be forfeited, and the executive would be entitled to a pro-rata portion of the earned CDUs for the period the executive was actively employed);
- continued medical and dental coverage (including dependents) at the active employee rate beginning on the termination date and continuing for two years or until the date he or she is eligible for other employer coverage; and
- outplacement services not to exceed 5% of the base salary of the executive.

The Committee periodically reviews severance packages and executive change-of-control severance packages offered to the executive officers of each of the companies in the Peer Group and has determined that the limited executive change-of-control severance package described above and the benefits available under the executive severance benefit policy are competitive with those packages. In order for a Named Executive Officer to receive the benefits described above, the executive officer must first sign a release of all claims against us and enter into a confidentiality agreement covering our trade secrets and proprietary information. We believe that in the event of a change of control, it is in the best interests of our shareholders to keep our executive officers focused on ensuring a smooth transition and a successful outcome for the combined company. We believe that by requiring both triggering events to occur (a change of control and termination) prior to our incurring these obligations, those executive officers who remain with us through a change of control will be appropriately focused while those who depart as a result of a change of control will be appropriately compensated.

Stock Ownership Requirements

We believe that it is important for our executive officers to build and maintain an appropriate minimum equity stake in the Company. We believe that requiring our executive officers to maintain such a stake helps align our executive officers' interests with the long-term interests of our shareholders. Our equity ownership policy for 2010 and 2011 required that each of our executive officers, prior to selling any restricted shares awarded under our LTIP beginning with the grants made in 2003, must hold an interest in the Company's shares (as determined below) equal to the lesser of (1) the value of all restricted shares or deferred units, as applicable, granted under the LTIP beginning with the grants made in 2003, or since promotion to the level of Vice President or above, or (2) the following:

- the Chief Executive Officer—five times annual base salary;
- the President and an Executive or Senior Vice President—three times annual base salary;
- a Vice President—one time annual base salary.

These thresholds are regularly reviewed by the Committee and adjusted from time to time based on industry data available to the Committee.

The forms of equity ownership that can be used to satisfy the ownership requirement include: (1) any vested or unvested shares accumulated through LTIP awards or other means and (2) the in-the-money portion of any vested, unexercised options. Compliance with this policy by each executive officer is reviewed by the Committee on an annual basis, and the Committee may exercise its discretion in response to any violation of this policy to limit the eligibility for or reduce the size of any future awards to the executive officer. The Committee has never found a violation of this policy, so the Committee has not exercised its discretion in this regard.

Hedging Policy

In order to discourage our executive officers from hedging their long positions in the Company's shares, we have a policy that prohibits any of our executive officers from holding derivative instruments tied to our shares, other than derivative instruments issued by us, such as our convertible notes.

Limitations on Deductibility of Non-Performance Based Compensation

To the extent attributable to our United States subsidiaries and otherwise deductible, Section 162(m) of the Internal Revenue Code limits the tax deduction that United States subsidiaries can take with respect to the compensation of designated executive officers, unless the compensation is "performance-based."

Under our LTIP, the Committee has the discretion to award performance-based cash compensation that qualifies under Section 162(m) of the Internal Revenue Code based on the achievement of objective performance goals. All executive officers are eligible to receive this type of award. The Committee has determined, and may in the future determine, to award compensation that does not qualify under Section 162(m) as performance-based compensation.

EXECUTIVE COMPENSATION COMMITTEE REPORT

The Executive Compensation Committee of the Board of Directors has reviewed and discussed the above Compensation Discussion and Analysis with management. Based on such review and discussions, the Executive Compensation Committee recommended to the Company's Board of Directors that the above Compensation Discussion and Analysis be included in this proxy statement.

Members of the Executive Compensation Committee:

Edward R. Muller, Chairman
Martin B. McNamara
Robert M. Sprague

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information about the compensation of the Company's Chief Executive Officer, Chief Financial Officer and the three other most highly compensated officers as of December 31, 2010. We also provide information about our former Chief Executive Officer, who resigned from employment with the Company effective February 28, 2010, and our former Senior Vice President, Human Resources and Information Technology, who resigned from employment with the Company effective May 31, 2010. We refer to the aforementioned individuals as the Named Executive Officers. The Company is not a party to any employment agreements with any of our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4) ($)	All Other Compensation ($)	Total ($)
Steven L. Newman	2010	850,000	0	2,038,251	1,872,682	374,062	550,283(6)	622,057(7)	6,307,335
President and Chief	2009	636,405(5)	0	2,060,781	1,458,240	—	568,609(6)	650,652(7)	5,374,687
Executive Officer	2008	544,583	0	1,990,045	1,367,545	350,438	417,954(6)	50,419(7)	4,720,984
Ricardo H. Rosa	2010	517,344(8)	0	1,506,088	557,703	150,528	187,964(9)	692,222(10)	3,611,849
Senior Vice President and Chief Financial Officer	2009	437,892(8)	0	1,125,112	636,313	—	184,248(9)	951,113(10)	3,334,678
Eric B. Brown	2010	465,697	75,000	1,326,799	557,703	133,612	396,195(12)	1,002,994(13)	3,958,000
Executive Vice	2009	475,325(11)	0	1,125,112	795,392	—	694,143(12)	652,340(13)	3,742,312
President, Legal & Administration	2008	417,500	0	1,348,564	820,537	209,706	530,262(12)	106,780(13)	3,433,349
Arnaud A.Y. Bobillier	2010	450,357(14)	0	1,294,372	557,703	131,040	106,215(15)	598,639(16)	3,138,326
Executive Vice President, Asset and Performance	2009	571,325(14)	0	1,125,112	795,392	—	3,761(15)	639,517(16)	3,135,107
Ihab M. Toma *Executive Vice President, Global Business*	2010	427,937(17)	0	1,162,541	446,150	109,040	80,767(18)	398,917(19)	2,625,352
Robert L. Long	2010	219,229(20)	0	—	—	86,912	390,459(21)	14,401,288(22)	15,097,888
Former Chief	2009	1,212,663(20)	0	5,700,703	4,030,029	—	3,544,180(21)	720,482(22)	15,208,057
Executive Officer	2008	1,051,042	0	3,400,983	3,464,434	918,611	4,241,680(21)	59,221(22)	13,135,971
Cheryl D. Richard *Former Senior Vice President, Human Resources and Information Technology*	2010	156,625(23)	0	527,325	446,150	39,245	1,895,766(24)	5,853,470(25)	8,898,581

(1) Represents the aggregate grant date fair value during such year under accounting standards for recognition of share-based compensation expense for restricted shares and deferred units granted pursuant to our LTIP in the specified year. For a discussion of the valuation assumptions with respect to these awards, please see Note 17 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

(2) Represents the aggregate grant date fair value during such year under accounting standards for recognition of share-based compensation expense for options to purchase our shares granted under the LTIP in the specified year. For a discussion of the valuation assumptions with respect to these awards, please see Note 17 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

(3) Non-Equity Incentive Plan Compensation includes annual cash bonus incentives paid to the Named Executive Officers based on service during the year included in the table and awarded in the following year pursuant to our Performance Award and Cash Bonus Plan. The Performance Award and Cash Bonus Plan, including the performance targets used for 2010, is described under "Compensation Discussion and Analysis—Performance Award and Cash Bonus Plan."

(4) There are no nonqualified deferred compensation earnings included in this column because no Named Executive Officer received above-market or preferential earnings on such compensation during 2010, 2009 or 2008.

(5) The 2009 amount includes a vacation travel allowance of $36,405.

(6) The 2010 amount includes change in qualified pension benefits of $67,634 and non-qualified pension benefits of $482,649. The 2009 amount includes change in qualified pension benefits of $66,778 and non-qualified pension benefits of $501,831. The 2008 amount includes change in qualified pension benefits of $60,296 and non-qualified pension benefits of $357,658.

(7) The 2010 amount includes a cost of living adjustment of $86,745, automobile allowance of $11,474, housing allowance of $160,638, schooling allowance of $83,466, vacation travel allowance of $42,406, Swiss individual tax at source payments of $193,763, Company contributions to Mr. Newman's Transocean U.S. Savings Plan of $14,700, the life insurance premiums paid by the Company on his behalf, the tax gross up for his expatriate assignment allowances of $7,887 and fees paid for his financial planning benefit. The cost of living adjustment, automobile, housing and schooling allowances and Swiss individual tax at source payments described above were converted into USD using exchange rates ranging from 0.967 to 1.131 for CHF to USD. The 2009 amount includes a cost of living adjustment of $71,602, automobile allowance, housing allowance of $80,032, relocation allowance and expenses of $126,947, 2009 Swiss individual tax at source payments of $187,944, Company contributions to Mr. Newman's Transocean U.S. Savings Plan of $14,700, interest earned due to over-deduction of 401K of $4,962, the life insurance premiums paid by the Company on his behalf, the tax gross up for his perquisites of $14,357, the total fees paid for his club membership, the cost of his financial planning benefit, and the cost of his annual executive physical. The 2009 cost of living adjustment, automobile allowance, housing allowance, moving allowance and 2009 Swiss individual tax at source payments described above were converted into USD using exchange rates ranging from 1.09 to 1.12 for CHF to USD. The 2008 amount includes Company contributions to Mr. Newman's Transocean U.S. Savings Plan of $10,350, Company contributions to his Transocean U.S. Supplemental Savings Plan of $15,431, the life insurance premiums paid by the Company on his behalf, the cost of his financial planning benefit, the tax gross up for his perquisites of $338, the total fees paid for his club membership and the cost of his annual executive physical.

(8) For 2010, Mr. Rosa's base pay was converted into USD using exchange rates ranging from 0.967 to 1.131 for CHF to USD. The 2009 amount includes payment for accrued but unused vacation to Mr. Rosa in the amount of $37,692 and a vacation travel allowance of $5,271. For 2009, Mr. Rosa's base pay and vacation travel allowance were converted into USD using exchange rates ranging from 1.01 to 1.09 for CHF to USD.

(9) The 2010 amount includes change in qualified pension benefits of $187,964. The 2009 amount includes change in qualified pension benefits of $184,248.

(10) The 2010 amount includes a cost of living adjustment of $77,984, automobile allowance of $11,474, housing allowance of $143,835, vacation travel allowance, Swiss individual tax at source payments of $257,824, Company contributions to Mr. Rosa's Transocean Management Ltd. Pension Plan of $114,296, tax reimbursement for French tax of $65,168, the life insurance premiums paid by the Company on his behalf, and the fees paid for his financial planning benefit. The payments described above were converted into USD using exchange rates ranging from 0.967 to 1.131 for CHF to USD. The 2009 amount includes a cost of living adjustment of $24,239, exchange rate coefficient of $8,009, automobile allowance of $16,496, housing allowance of $145,557, relocation allowance and expenses of $92,464, Company contributions to Mr. Rosa's Transocean International Savings Plan of $14,000, Transocean Inc. International Retirement Plan of $24,796, and Transocean Management Ltd. Pension Plan of $35,234, 2009 Swiss individual tax at source payments of $54,218, reimbursement for prior year U.S. tax payments of $234,774, tax reimbursement for French tax of $57,871, reimbursement of French wealth tax of $69,991, the tax gross up for his perquisites of $171,431, the life insurance premiums paid by the Company on his behalf, and the cost of his annual executive physical. The cost of living adjustment, automobile allowance, moving allowance, reimbursement of French wealth tax, 2009 Swiss individual tax at source payments, tax gross up and Transocean Management Ltd. pension plan contribution amounts were converted into USD using exchange rates ranging from 1.03 to 1.09 for CHF to USD and an exchange rate of 1.39 for EUR to USD. The reimbursement of French tax amount was converted into USD using an exchange rate of 1.39 for EUR to USD.

(11) The 2009 amount includes a vacation travel allowance of $25,325.

(12) The 2010 amount includes change in qualified pension benefits of $124,128 and non-qualified pension benefits of $272,067. The 2009 amount includes change in qualified pension benefits of $171,438 and non-qualified pension benefits of $522,705. The 2008 amount includes change in qualified pension benefits of $97,799 and non-qualified pension benefits of $432,463.

(13) The 2010 amount includes a cost of living adjustment of $80,811, automobile allowance of $11,474, housing allowance of $160,638, vacation travel allowance of $29,500, Swiss individual tax at source payments of $547,978, tax equalization payment of $125,467, Company contributions to Mr. Brown's Transocean U.S. Savings Plan of $14,700, the life insurance premiums paid by the Company on his behalf, the tax gross up for his perquisites and expatriate assignment allowances of $11,996, fees paid for his financial planning benefit and club membership dues. The cost of living adjustment, automobile and housing allowances and Swiss individual tax at source payments described above were converted into USD using exchange rates ranging from 0.967 to 1.131 for CHF to USD. The 2009 amount includes a cost of living adjustment of $64,450, automobile allowance of $10,107, housing allowance of $154,406, relocation allowance and expenses of $114,194, 2009 Swiss individual tax at source payments of $278,955, Company contributions to Mr. Brown's Transocean U.S. Savings Plan of $14,700, the life insurance premiums paid by the Company on his behalf, the tax gross up for his perquisites of $8,516, the total fees paid for his club membership, and the cost of his annual executive physical. The 2009 cost of living adjustment, automobile allowance, housing allowance, moving allowance and 2009 Swiss individual tax at source payments described above were converted into USD using exchange rates ranging from 1.09 to 1.13 for CHF to USD. The 2008 amount includes Company contributions to Mr. Brown's Transocean U.S. Savings Plan, Company contributions to his Transocean U.S. Supplemental Savings Plan, the life insurance premiums paid by the Company on his behalf, the cost of his financial planning benefit, the tax gross up for his perquisites of $21,783, the total fees paid for his club membership and the cost of his annual executive physical.

(14) In 2010, Mr. Bobillier's base pay was converted into USD using exchange rates ranging from 0.967 to 1.131 for CHF to USD. The 2009 amount includes payment for accrued but unused vacation to Mr. Bobillier in the amount of $123,952 and a vacation travel allowance of $12,532. In 2009, Mr. Bobillier's base pay, unused vacation and a vacation travel allowance were converted into USD using exchange rates ranging from 1.06 to 1.09 for CHF to USD and an exchange rate of 1.39 for EUR to USD.

(15) The 2010 amount includes change in qualified pension benefits of $106,215. The 2009 amount includes change in qualified pension benefits of $3,761.

(16) The 2010 amount includes a cost of living adjustment of $67,887, automobile allowance of $11,474, housing allowance of $143,835, vacation travel allowance of $10,208, Swiss individual tax at source payments of $209,277, Company contributions to Mr. Bobillier's Transocean Management Ltd. Pension Plan of $111,863, the life insurance premiums paid by the Company on his behalf, fees paid for his financial planning benefit of $13,928 and club membership dues of $16,133. The payments described above were converted into USD using exchange rates ranging from 0.967 to 1.131 for CHF to USD. The 2009 amount included a cost of living adjustment of $57,749, automobile allowance of $10,107, housing allowance of $150,834, relocation allowance and expenses of $174,468, 2009 Swiss individual tax at source payments of $123,626, Company contributions to Mr. Bobillier's French Savings Plan of $2,254, and Transocean Management Ltd. Pension Plan of $85,758, and the cost of his annual executive physical. The cost of living adjustment, automobile allowance, moving allowance, 2009 Swiss individual tax at source payments, tax gross up and Transocean Management Ltd. pension plan contribution amounts were converted into USD using exchange rates ranging from 1.06 to 1.09 for CHF to USD and an exchange rate of 1.39 for EUR to USD. The reimbursement of French Savings Plan amount was converted into USD using an exchange rate of 1.39 for EUR to USD.

(17) In 2010, Mr. Toma's base pay was converted into USD using exchange rates ranging from 0.967 to 1.131 for CHF to USD.

(18) The 2010 amount includes change in qualified pension benefits of $80,767.

(19) The 2010 amount includes a cost of living adjustment of $63,525, automobile allowance of $11,474, housing allowance of $143,835, vacation travel allowance, Swiss individual tax at source payments of $76,651, Company contributions to Mr. Toma's Transocean Management Ltd. Pension Plan of $81,165, and the life insurance premiums paid by the Company on his behalf. The payments described above were converted into USD using exchange rates ranging from 0.967 to 1.131 for CHF to USD.

(20) The 2010 amount includes an unused vacation payout of $19,229. The 2009 amount includes a vacation travel allowance of $12,663.

(21) The 2010 amount includes change in qualified pension benefits of $144,030 and non-qualified pension benefits of $246,429. The 2009 amount includes change in qualified pension benefits of $153,271 and non-qualified pension benefits of $3,390,909. The 2008 amount includes change in qualified pension benefits of $177,346 and non-qualified pension benefits of $4,064,334.

(22) Mr. Long retired from the Company on February 28, 2010, and the 2010 amount includes a retirement distribution of $13,887,691, cost of living adjustment of $14,648, automobile allowance, housing allowance of $10,675, moving expenses of $26,504, Swiss individual tax at source payments of $222,994, tax equalization payment of $190,311, Company contributions to Mr. Long's Transocean U.S. Savings Plan of $10,500, the life insurance premiums paid by the Company on his behalf, the tax gross up for his perquisites and expatriate assignment allowances of $12,552, fees paid for his financial planning benefit and club membership dues. The cost of living adjustment, automobile and housing allowances and Swiss individual tax at source payments described above were converted into USD using exchange rates ranging from 0.967 to 1.131 for CHF to USD. The 2009 amount includes a cost of living adjustment of $71,602, automobile allowance of $10,107, housing allowance of $133,095, moving allowance and expenses of $73,909, 2009 Swiss individual tax at source payments of $386,916, Company contributions to Mr. Long's Transocean U.S. Savings Plan of $14,700, interest earned due to over-deduction of 401K of $4,627, the life insurance premiums paid by the Company on his behalf, the tax gross up for his perquisites of $17,400, the total fees paid for his club membership, the cost of his financial planning benefit, and the cost of his annual executive physical. The 2009 cost of living adjustment, automobile allowance, housing allowance, moving allowance and 2009 Swiss individual tax at source payments described above were converted into USD using exchange rates ranging from 1.09 to 1.13 for CHF to USD. The 2008 amount includes Company contributions to Mr. Long's Transocean U.S. Savings Plan of $13,800, Company contributions to his Transocean U.S. Supplemental Savings Plan of $36,891, the life insurance premiums paid by the Company on his behalf, the cost of his financial planning benefit, the tax gross up for his perquisites of $433, the total fees paid for his club membership and the cost of his annual executive physical.

(23) The 2010 amount includes an unused vacation payout of $9,959.

(24) The 2010 amount includes change in qualified pension benefits of $16,526 and non-qualified pension benefits of $1,895,766. The non-qualified pension benefits include service through May 31, 2010. The present value was discounted back to May 31, 2010.

(25) Ms. Richard resigned from the Company on May 31, 2010 and received compensation subject to the terms of a severance agreement with the Company. The 2010 amount includes severance payments of $1,287,083, retirement plan distributions of $3,065,576, excise tax paid by the Company on her behalf of $576,948, Company contributions to Ms. Richard's Transocean U.S. Savings Plan of $8,000, the life insurance premiums paid by the Company on her behalf, the tax gross up for her perquisites and severance benefits of $907,878, and the total fees paid for her club membership.

Grants of Plan-Based Awards for Fiscal Year 2010

The following table sets forth certain information concerning grants of plan-based awards for the year ended December 31, 2010 for the Named Executive Officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Option Awards: Number of Securities Underlying Options(3) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(4) ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Steven L. Newman		0	900,000	1,800,000						
	3/1/2010							63,675	80.26	1,872,682
	3/1/2010				7,727	30,906	54,806			2,038,251
Ricardo H. Rosa		0	337,500	675,000						
	2/18/2010							17,688	83.32	557,703
	2/18/2010				2,146	8,585	15,024			669,156
	11/17/2010					12,549(5)				846,932
Eric B. Brown		0	304,200	608,400						
	2/18/2010							17,688	83.32	557,703
	2/18/2010				2,146	8,585	15,024			669,156
	2/18/2010					8,013(5)				667,643
Arnaud A.Y. Bobillier		0	294,000	588,000						
	2/18/2010							17,688	83.32	557,703
	2/18/2010				2,146	8,585	15,024			669,156
	11/17/2010					9,412(5)				635,216
Ihab M. Toma		0	285,000	570,000						
	2/18/2010							14,150	83.32	446,150
	2/18/2010				1,717	6,868	12,019			527,325
	11/17/2010					9,412(5)				635,216
Cheryl D. Richard		0	213,000	426,000						
	2/18/2010							14,150(7)	83.32	446,150
	2/18/2010				1,717	6,868(6)	12,019			527,325

(1) This column shows the amount of cash payable to the Named Executive Officers under our Performance Award and Cash Bonus Plan. For more information regarding our Performance Award and Cash Bonus Plan, including the performance targets used for 2010, see "Compensation Discussion and Analysis—Performance Award and Cash Bonus Plan."

(2) The February 18, 2010 contingent deferred unit award is subject to a three-year performance period ending on December 31, 2012. The actual number of deferred units received will be determined in the first 60 days of 2013 and is contingent on our performance in total shareholder return relative to the Performance Peer Group. Any earned shares will vest on December 31, 2012. For more information regarding our LTIP, including the performance targets used for 2010 and the contingent nature of the awards granted under our LTIP, please read, "Compensation Discussion and Analysis—Long-Term Incentive Plan."

(3) This column shows the number of time-vested stock options granted to the Named Executive Officers under the LTIP. The options vest in one-third increments over a three-year period on the anniversary of the date of grant.

(4) This column represents the grant date fair value of these awards calculated in accordance with accounting standards for recognition of share-based payment awards.

(5) These time-vested deferred units were granted as retention bonuses and vest in one-third increments over a three-year period on the anniversary date of the applicable grant.

(6) As a result of her resignation, Ms. Richard was only entitled to a pro-rata portion of these deferred units. Accordingly, 6,198 of these deferred units were forfeited on May 31, 2010.

(7) These options were forfeited in accordance with their terms upon the resignation of Ms. Richard.

Outstanding Equity Awards at Fiscal Year-End 2010

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2010 for the Named Executive Officers.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($/Share)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(1) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1) ($)
Steven L. Newman	17,248		$ 83.70	7/13/06	7/12/16				
	17,248		$ 73.21	10/12/06	7/12/16				
	18,485	9,243	$144.32	7/9/08	7/8/18				
	18,666	37,344	$ 60.19	2/12/09	2/11/19				
		63,675	$ 80.26	3/1/10	2/29/20				
						1,713(2)	119,071		
								27,149(3)	1,887,127
								30,906(4)	2,148,276
Ricardo H. Rosa	6,470	3,235	$144.32	7/9/08	7/8/18				
	8,145	16,291	$ 60.19	2/12/09	2/11/19				
		17,688	$ 83.32	2/18/10	2/17/20				
						12,549(5)	872,281		
								11,847(3)	823,485
								8,585(4)	596,743
Eric B. Brown	5,545	11,092	$144.32	7/9/08	7/8/18				
	10,181	20,364	$ 60.19	2/12/09	2/11/19				
		17,688	$ 83.32	2/18/10	2/17/20				
						1,437(2)	99,886		
						8,013(6)	556,984		
								14,808(3)	1,029,304
								8,585(4)	596,743
Arnaud A.Y. Bobillier	9,858	4,930	$144.32	7/9/08	7/8/18				
	10,181	20,364	$ 60.19	2/12/09	2/11/19				
		17,688	$ 83.32	2/18/10	2/17/20				
						9,412(5)	654,228		
								14,808(3)	1,029,304
								8,585(4)	596,743
Ihab M. Toma	2,425	4,852	$ 72.51	8/17/09	8/16/19				
		14,150	$ 83.32	2/18/10	2/17/20				
						2,822	196,157		
						9,412(5)	654,228		
								6,868(4)	477,395
Robert L. Long	103,491		$ 83.70	7/13/06	7/12/16				
	70,244		$144.32	7/9/08	7/8/18				
	154,763		$ 60.19	2/12/09	2/11/19				
								75,029(3)	5,215,266
Cheryl D. Richard	1		$ 58.86	2/28/05	2/27/15				
	3,188		$144.32	7/9/08	7/8/18				
	8,145		$ 60.19	2/12/09	2/11/19				
								5,327(3)	370,280
								670(4)	46,572

(1) For purposes of calculating the amounts in these columns, the closing price of our shares on the NYSE on December 31, 2010 of $69.51 was used.

(2) Represents time-vested restricted share retention awards granted on February 12, 2008. The awards vest in one-third increments over a three-year period on the anniversary of the date of grant.

(3) Represents the February 12, 2009 contingent deferred unit award, which is subject to a three-year performance period ending on December 31, 2011. The actual number of deferred units received will be determined in the first 60 days of 2012 and is contingent on our performance in total shareholder return relative to the Performance Peer Group. Any shares earned will vest on December 31, 2011.

(4) Represents the February 18, 2010 contingent deferred unit award, which is subject to a three-year performance period ending on December 31, 2012. The actual number of deferred units received will be determined in the first 60 days of 2013 and is contingent on our performance in total shareholder return relative to the Performance Peer Group. Any shares earned will vest on December 31, 2012. For more information regarding our LTIP, including the performance targets used for 2010 and the contingent nature of the awards granted under our LTIP, please read, "Compensation Discussion and Analysis—Long-Term Incentive Plan."

(5) Represents time-vested deferred unit retention awards granted on November 17, 2010. The awards vest in one-third increments over a three-year period on the anniversary of the date of grant.

(6) Represents a time-vested deferred unit retention award granted on February 18, 2010. The award vests in one-third increments over a three-year period on the anniversary of the date of grant.

Option Exercises and Shares Vested for Fiscal Year 2010

The following table sets forth certain information with respect to the exercise of options and the vesting of restricted shares and deferred units, as applicable, during 2010 for the Named Executive Officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Steven L. Newman	0	0	6,750	387,320
Ricardo H. Rosa	0	0	1,390	67,554
Eric B. Brown	0	0	4,447	265,844
Arnaud A.Y. Bobillier	0	0	1,390	67,554
Ihab M. Toma	0	0	1,411	77,845
Robert L. Long	0	0	13,199(1)	1,058,296
Cheryl D. Richard	0	0	2,210(2)	151,849

(1) All of these shares vested on February 28, 2010, in connection with Mr. Long's resignation from the Company.

(2) Includes 1,105 shares with an aggregate value of $62,731 that vested on May 31, 2010, in connection with Ms. Richard's resignation from the Company.

Pension Benefits for Fiscal Year 2010

We maintain the following pension plans for executive officers and other employees that provide for post-retirement income based on age and years of service:

- Transocean U.S. Retirement Plan,
- Transocean Pension Equalization Plan,
- Transocean International Retirement Plan, and
- Transocean Management Ltd. Pension Plan

The following table and narrative disclosure set forth certain information with respect to pension benefits payable to the Named Executive Officers pursuant to these plans:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Steven L. Newman	Transocean U.S. Retirement Plan	17	335,905	0
	Transocean Pension Equalization Plan	17	1,497,623	0
Ricardo H. Rosa	Transocean International Retirement Plan	11	521,592	0
	Transocean Management Ltd. Pension Plan	2	135,310	0
Eric B. Brown	Transocean U.S. Retirement Plan	16	711,293	0
	Transocean Pension Equalization Plan	16	1,760,697	0
Arnaud A. Y. Bobillier	Transocean International Retirement Plan	2	18,707	0
	Transocean Management Ltd. Pension Plan	2	80,539	0
Ihab M. Toma	Transocean International Retirement Plan	1	86,452	0
	Transocean Management Ltd. Pension Plan	1	59,998	0
Robert L. Long	Transocean U.S. Retirement Plan	31	1,449,298	0
	Transocean Pension Equalization Plan	31	13,592,587	0
Cheryl D. Richard	Transocean U.S. Retirement Plan	7	181,724	0
	Transocean Pension Equalization Plan	7	917,386	917,386
	Transocean Supplemental Executive Retirement Plan	7	2,148,187	2,148,187

Transocean U.S. Retirement Plan

The Transocean U.S. Retirement Plan is a tax-qualified pension plan funded through cash contributions made by the Company based on actuarial valuations and regulatory requirements. Messrs. Newman, Brown and Long and Ms. Richard were the Named Executive Officers in 2010 who have historically participated in this plan. The purpose of the plan is to provide post-retirement income benefits to employees in recognition of their long-term service to the Company. Employees working for the Company in the U.S. are fully vested after completing five years of eligible employment. Benefits available to the Named Executive Officers are no greater than those offered to non-executive participants. Employees earn the right to receive a benefit upon retirement at the normal retirement age of 65 or upon early retirement (age 55 or older). The plan was amended effective January 1, 2009 to eliminate the 30 year lifetime cap on credited service.

Credited service under the plan includes all periods of employment after June 30, 1993, except for such periods when an employee does not meet eligibility requirements under the plan.

The following elements of executive compensation are included in computing the retirement benefit: base salary, non-equity incentive plan compensation and special performance cash bonuses. Retirement benefits are calculated as (1) the product of (A) each year of an employee's credited service (with a maximum of 30 years of credited service), times (B) 2.00%, times (C) the final average earnings, minus (2) the product (also referred to as the "Offset") of (A) each year of an employee's credited service (with a maximum of 30 years of credited service), times (B) 0.65%, times (C) the final average social security earnings. However, the Offset cannot be greater than one-half of the gross benefit, calculated using the lesser of the final average earnings and final average social security earnings.

If the employee elects to retire between the ages of 55 and 64, the amount of benefits is reduced; actuarial reduction factors are applied to his "gross benefit" and his final average social security earnings offset to allow for the fact that his benefit will start earlier than "normal" and will, therefore, be paid for a longer period of time.

Messrs. Long and Brown have met the eligibility requirements for "early retirement" under the plan. The gross benefit is reduced 2% per year for the first five years and 6% per year for the next five years that the early retirement date precedes the normal retirement date. The offset benefit is reduced 6.67% per year for the first five years and 3.33% per year for the next five years that the early retirement date precedes the normal retirement date.

Certain assumptions and calculation methods were used to determine the values of the pension benefits disclosed in the Pension Benefits Table above. In particular, monthly accrued pension benefits, payable at age 65, were determined as of December 31, 2010. The present value of these benefits was calculated based on assumptions used in the Company's financial statements for 2010. The key assumptions used were:

Discount rate:	5.56%
Mortality Table:	2010-PPA
Form of Payment:	Joint & 50% Survivor Annuity
Compensation:	Base Salary + Non-Equity Incentive Plan Compensation
Retirement Age:	62

Transocean Pension Equalization Plan

Officers, including each of the Named Executive Officers, are eligible to receive a benefit from the Company's nonqualified, unfunded, noncontributory Pension Equalization Plan ("PEP") if the level of their compensation would otherwise cause them to exceed the Internal Revenue Code compensation limitations imposed on the Transocean U.S. Retirement Plan. The purpose of this plan is to recognize an executive's service to the Company and provide supplemental post-retirement income to those individuals. Benefits are payable upon a participant's termination of employment, or six months after termination in the case of certain officers.

The following forms of compensation are used to calculate the supplemental benefit: base salary, non-equity incentive plan compensation and special performance cash bonuses. Benefits are not earned until the individual has five years of credited service with the Company. Mr. Brown is currently eligible to receive "early retirement" benefits under the PEP. The formula used to calculate the plan benefit is the same as that which is used to calculate benefits under the Transocean U.S. Retirement Plan; however, earnings are not limited to the pay cap under Internal Revenue Code Section 401(a)(17) ($245,000 in 2010). The accrued benefit of certain individuals as of December 31, 2008 attributable to the legacy Transocean Supplemental Retirement Plan will be calculated using the interest rate in the Supplemental Retirement Plan, which was the annual interest rate equal to the yield on a new 7-12 year AA-rated general obligation tax-exempt bond as determined by Merrill Lynch & Co. (or its affiliates) and published in The Wall Street Journal.

Certain assumptions and calculation methods were used to determine the values of the pension benefits disclosed in the Pension Benefits Table above. In particular, monthly accrued pension benefits, payable at age 65, were determined as of December 31, 2010. The present value of these benefits was calculated based on assumptions used in the Company's financial statements for 2010. The key assumptions are:

Interest Rate:	4.54%
Mortality Table:	2010-417(e)
Form of Payment:	Lump Sum
Lump Sum Rate:	3.04%
Compensation:	Base Salary + Non-Equity Incentive Plan Compensation
Retirement Age:	62

Transocean International Retirement Plan

The Company maintains the Transocean International Retirement Plan, a nonqualified, defined contribution plan, for its non-U.S. citizen employees who accept international assignments and have completed at least one full calendar month of service. Eligibility in the plan is based on residency outside of the U.S. Messrs. Rosa, Bobillier and Toma were the Named Executive Officers in 2010 who have historically participated in this plan. The plan is funded through cash contributions by the Company as a percentage of compensation along with voluntary contributions by employees, which are limited to 15% of the employee's base pay. Current Company contribution levels are as follows:

Service	Company Match
< 5 years	4.5%
5 - 9 years	5.0%
10 - 14 years	5.5%
15 - 19 years	6.0%
20+ years	6.5%

Contributions are based on a participant's compensation (regular pay, non-equity cash incentive pay and special performance cash awards). The normal retirement age under the plan is age 60; however, participants who are age 50 or older, and who are vested with two or more years of service, may upon termination or retirement, elect to receive a lump sum or an annuity based on the full cash value of the participant's retirement account. If a participant retires with less than two years of service, the participant will only be entitled to receive benefits under the plan based on the accumulated value of his voluntary employee contributions.

Transocean Management Ltd. Pension Plan

The Company maintains the Transocean Management Ltd. Pension Plan, a nonqualified, defined contribution plan, for its non-U.S. citizen employees that relocate to Switzerland. Messrs. Rosa, Bobillier and Toma were the Named Executive Officers in 2010 who participated in this plan. The plan is funded through cash contributions by the Company as a percentage of compensation along with contributions by employees. Mandatory contributions by the employees are 6% of pensionable salary. Additional voluntary contributions are permitted but these contributions do not generate any additional match by the Company. Current Company contribution levels are as follows:

Age	Company Match
24	10%
34	12%
44	14%
54	16%

Contributions are based on a participant's annual salary. Regular retirement age under the plan is age 65 for men and 64 for women, as is customary in Switzerland.

Transocean Supplemental Executive Retirement Plan

We maintain the Transocean Supplemental Executive Retirement Plan for a select group of management and highly compensated employees. Ms. Richard was the only Named Executive Officer in 2010 who participated in this plan. The plan is a nonqualified, unfunded, noncontributory plan established for the purpose of attracting, retaining and motivating executives in key positions within top management.

The present value of these benefits was calculated based on assumptions used in the Company's financial statements for 2010. The key assumptions are:

Interest Rate:	4.68%
Mortality Table:	2010-417(e)
Form of Payment:	Lump Sum
Lump Sum Rate:	3.50%
Compensation:	Base Salary + Non-Equity Incentive Plan Compensation
Retirement Age:	62

Nonqualified Deferred Compensation for Fiscal Year 2010

The following table and narrative disclosure set forth certain information with respect to nonqualified deferred compensation payable to the Named Executive Officers. All nonqualified deferred compensation plan benefits are payable in cash from the Company's general assets.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY(1) ($)	Aggregate Earnings in Last FY(2) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE(3) ($)
Steven L. Newman	0	0	1,160	0	36,426
Ricardo H. Rosa	0	0	143	0	4,494
Eric B. Brown	0	0	2,006	0	62,971
Arnaud A.Y. Bobillier	0	0	0	0	0
Ihab M. Toma	0	0	0	0	0
Robert L. Long	0	0	6,294	295,104	0
Cheryl D. Richard	0	0	0	0	0

(1) The Transocean U.S. Supplemental Savings Plan was frozen as of December 31, 2008. Accordingly, no new participants were added in 2010. The balances under the plan will continue to accrue interest and remain in the plan until the participant leaves the Company.

(2) Represents earnings in 2010 on balances in the Transocean U.S. Supplemental Savings Plan.

(3) Represents balances as of December 31, 2010 in the Transocean U.S. Supplemental Savings Plan.

Transocean U.S. Supplemental Savings Plan

The Named Executive Officers and certain other highly compensated employees as of December 31, 2008 are eligible to participate in the nonqualified, unfunded Transocean U.S. Supplemental Savings Plan if the level of their base salaries would otherwise cause them to exceed the contribution limits imposed by the Internal Revenue Code on the Transocean U.S. Savings Plan. Base pay is used to calculate the benefit. The Company maintains on its books an account for each participant to whom it credits (1) the amount of any Company matching contributions which are not paid to the Transocean U.S. Savings Plan due to limitations of the Internal Revenue Code, plus (2) earned interest. This interest is credited at the end of each calendar quarter and is calculated as a sum that is equal to the average balance for the quarter multiplied by one-fourth of the annual prime rate for corporate borrowers quoted by The Federal Reserve Statistical Release at the beginning of the quarter. The participant's supplemental savings benefit equals the balance recorded in his account. A participant receives a single lump sum payment of the balance at the time of such participant's termination, or six months after termination in the case of certain officers. A participant may not receive a distribution or make any withdrawals prior to such participant's termination. On December 31, 2008, the Transocean U.S. Supplemental Savings Plan was frozen. No further benefits will accrue under the plan after December 31, 2008.

Potential Payments Upon Termination or Change of Control

The following tables and narrative disclosure set forth, as of December 31, 2010, certain information with respect to compensation that would be payable to the Named Executive Officers, other than Mr. Long and Ms. Richard, upon a variety of termination or change of control scenarios. Mr. Long retired from the Company effective February 28, 2010, and Ms. Richard resigned from employment with the Company effective May 31, 2010. The departures of Mr. Long and Ms. Richard occurred prior to completion of the last fiscal year. As a result, tables reflecting the actual benefits relating to their respective departures from the Company follow the tables for the other Named Executive Officers. Additionally, these tables do not reflect the impact of the new consulting agreement entered into with Mr. Brown in February 2011, as that agreement was not in effect as of December 31, 2010. As of December 31, 2010, the Named Executive Officers were eligible for the executive severance benefit policy, and Mr. Brown, in the event of a change in control, was eligible for benefit calculations under the executive change in control severance policy.

	Mr. Newman ($)	Mr. Rosa ($)	Mr. Brown ($)	Mr. Bobillier ($)	Mr. Toma ($)
I. Involuntary Not-for-Cause Termination					
Cash Severance Payment(1)	900,000	450,000	468,000	392,000	380,000
Non-Equity Incentive Plan Compensation(1)	900,000	337,500	304,200	294,000	285,000
Outplacement Services(1)	45,000	22,500	23,400	19,600	19,000
Pension Equalization Plan(2)	1,497,623	0	3,253,446	0	0
Equity Incentive Plan Compensation under our LTIP					
Vested Stock Options	173,967	75,911	94,887	94,887	0
Unvested Stock Options(3)	0	0	0	0	0
Performance-Based Deferred Units(4)	1,902,481	1,561,650	1,475,493	1,472,851	988,161
Time-Based Deferred Units(5)	119,071	872,281	656,870	654,228	850,385
Supplemental Savings Plan(6)	36,426	4,494	62,971	0	0
Welfare Payment(7)	25,758	28,947	30,342	28,003	31,386
Total Involuntary Not-for-Cause Severance Potential Payments	5,600,326	3,353,283	6,369,609	2,955,569	2,553,932

(1) Any involuntary not-for-cause termination as of December 31, 2010 would have been calculated under the executive severance benefit and the Performance Award and Cash Bonus Plan.

(2) Mr. Brown is the only Named Executive Officer who had satisfied the age (at least 55 years of age) and service (at least five years of credited service) requirements under the PEP as of December 31, 2010 and was therefore eligible to receive actual payments under the plan as of December 31, 2010. Mr. Brown could have received his PEP benefits through a lump sum payment after a six-month waiting period following termination. The amount of PEP benefits included in the table for Mr. Newman represents the present value of those benefits which would not have been payable as of December 31, 2010 but would be payable once he reaches 55 years of age.

(3) The terms and conditions of the non-qualified option awards provide that upon an involuntary convenience of the Company termination, any unvested options terminate as of the date of termination.

(4) The Performance-based Deferred Units ("CDUs") are based upon the achievement of a performance standard over a three-year period. The determination period for a portion of the CDUs ends on December 31, 2012 and the determination period for the remaining CDUs ends on December 31, 2013. The actual number of deferred units received will be determined in the first 60 days of 2013 of 2014, as applicable, and is contingent on our performance in total shareholder return relative to the Performance Peer Group. Upon an involuntary convenience of the Company termination, the Named Executive Officers would receive a pro-rata portion of the CDUs. The pro-rata portion of the CDUs is determined by multiplying the number of CDUs which would have otherwise been earned had the Named Executive Officer's employment not been terminated by a fraction, the numerator of which is the number of calendar days he was employed during the performance cycle after the grant date and the denominator of which is the total number of calendar days in the performance cycle after the grant date.

(5) The Time-based Deferred Units are awards that vest in equal installments over three years, on the first, second and third anniversaries of the date of grant. Upon an involuntary convenience of the Company termination all of the restricted shares would vest.

(6) Each Named Executive Officer's supplemental savings plan benefit is equal to the balance, which includes interest, recorded in his account as of December 31, 2010. Each Named Executive Officer is eligible to receive a single lump sum payment of the balance after a six-month waiting period after his termination. A participant may not receive a distribution or make any withdrawals prior to his termination.

(7) Each Named Executive Officer would receive continuation of coverage under the Company's medical and dental insurance plans for the lesser of two years or until he obtains other employment providing such benefits.

	Mr. Newman ($)	Mr. Rosa ($)	Mr. Brown ($)	Mr. Bobillier ($)	Mr. Toma ($)
II. Voluntary Termination					
Pension Equalization Plan(1)	1,497,623	0	1,760,697	0	0
Equity Incentive Plan Compensation under our LTIP					
Vested Stock Options	173,967	75,911	94,887	94,887	0
Unvested Stock Options	0	0	0	0	0
Performance-Based Deferred Units(2)	0	0	818,623	0	0
Time-Based Deferred Units	0	0	0	0	0
Supplemental Savings Plan	36,426	4,494	62,971	0	0
Welfare Payment	0	0	0	0	0
Total Voluntary Termination Potential Payments	1,708,016	80,405	2,737,178	94,887	0

(1) Mr. Brown is the only Named Executive Officer who had satisfied the age (at least 55 years of age) and service (at least five years of credited service) requirements under the PEP as of December 31, 2010 and was therefore eligible to receive actual payments under the plan as of December 31, 2010. Mr. Brown could have received his PEP benefits through a lump sum payment after a six-month waiting period following termination. The amount of PEP benefits included in the table for Mr. Newman represents the present value of those benefits which would not have been payable as of December 31, 2010 but would be payable once he reaches 55 years of age.

(2) The 2009 and 2010 CDU awards contain a Rule of 70 provision, which provides that a pro-rata portion of this award will vest upon the retirement of a Named Executive Officer who has reached the minimum age of 55 and has accumulated 70 years of combined age and service time. Mr. Brown would satisfy the requirements of the Rule of 70, so, for purposes of this award in the table above, he has been treated as if he retired and were entitled to a pro-rata portion of the award.

The following table describes payments and other benefits to Ms. Richard in connection with her resignation from employment with the Company effective May 31, 2010. In accordance with her severance agreement, Ms. Richard's benefits were calculated as follows:

Compensation Type	Terms of Agreement	Compensation Amount
Severance Pay:	Payment of a cash severance payment equal to three times Ms. Richard's base salary at her termination date, paid out in equal installments over a three-year period.	$1,065,000
Severance Bonus:	Payment of a cash severance bonus equal to three times the highest total bonus paid in any one year to Ms. Richard in the three years immediately prior to her termination date of May 31, 2010.	$1,080,000
2010 Annual Bonus:	Ms. Richard will participate in the Company's Performance Award and Cash Bonus Plan for the 2010 calendar year through her termination date. The bonus opportunity is 60% of actual base salary earnings for January 1, 2010—May 31, 2010.	$ 39,245
Equity Awards:	All awards previously granted under the LTIP will be treated in accordance with the termination provisions associated with termination for "convenience of the Company."	(1)
IRC Section 280G Tax Gross-up:	With respect to any payment by the Company to Ms. Richard that constitutes a "parachute payment" as defined in Section 280G of the Internal Revenue Code that would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the Company will make an additional gross-up payment to Ms. Richard to cover the excise tax and all applicable taxes.	$ 907,878

(1) The following table provides further details regarding the effect of her severance agreement on Ms. Richard's stock options, time-vested restricted share awards and performance-based contingent deferred units:

	Award Date	Exercise Price	Shares Awarded	Shares Vested	Shares Unvested	Out-standing & Retained	Treatment at May 31, 2010	Value of Change
Stock Options:	7/9/08	$144.32	9,566	3,188	6,378	3,188	Unvested options were forfeited on her termination date and vested options are exercisable for remaining term	—
	2/12/09	$ 60.19	24,436	8145	16,291	8,145	Unvested options were forfeited on her termination date and vested options are exercisable for three years from her termination date	$ 75,911
	2/18/10	$ 83.32	14,150	0	14,150	0	All unvested options were forfeited on her termination date	—
Restricted Stock:	2/12/08	N/A	3,315	2,210	1,105	1,105	All unvested shares were accelerated and vested on her termination date	$ 62,731
Performance-Based Deferred Units:(1)	2/12/09	N/A	11,847	6,520	11,847	5,327	Shares outstanding were pro-rated based on days employed during performance period; outstanding shares to be distributed 3/15/11 contingent on performance criteria	$370,280
	2/18/10	N/A	6,868	6,198	6,868	670	Shares outstanding were pro-rated based on days employed during performance period; outstanding shares to be distributed 3/15/12 contingent on performance criteria	$ 46,572
Total:			**70,182**	**26,261**	**56,639**	**18,435**		**$555,494**

(1) Based on the target (100%) payout. The actual number of deferred units received will be determined after the end of the applicable performance cycle and is contingent on the Company's performance in total shareholder return relative to the Performance Peer Group. Ms. Richard's performance-based deferred units that were granted on July 9, 2008 were also pro-rated based on days employed during the performance period. However, in February 2010 the Committee determined that the payout for these performance-based deferred units was zero.

	Mr. Newman ($)	Mr. Rosa ($)	Mr. Brown ($)	Mr. Bobillier ($)	Mr. Toma ($)
III. Retirement(1)					
Non-Equity Incentive Plan Compensation	900,000	450,000	304,200	294,000	285,000
Pension Equalization Plan(2)	1,497,623	0	1,760,697	0	0
Equity Incentive Plan Compensation under our LTIP					
Vested Stock Options	173,967	75,911	94,887	94,887	0
Unvested Stock Options	0	0	0	0	0
Performance-Based Deferred Units(3)	0	0	818,623	0	0
Time-Based Deferred Units	0	0	0	0	0
Supplemental Savings Plan(2)	36,426	4,494	62,971	0	0
Total Retirement Potential Payments	2,608,016	530,405	3,041,378	388,887	285,000

(1) Mr. Newman had not reached at least 55 years of age as of December 31, 2010 and was therefore not eligible for early retirement or normal retirement (age 65) under the PEP.

(2) Mr. Brown was over 55 years of age as of December 31, 2010 and was therefore eligible for early retirement under the PEP. He would have been eligible to receive the same PEP and supplemental savings plan payments under this "III. Retirement" scenario as he would have received under the "II. Voluntary Termination" scenario described above.

(3) The treatment of CDU awards upon retirement would be the same as the treatment described under "II. Voluntary Termination" above.

The following table describes payments and other benefits to Mr. Long in connection with his retirement from employment with the Company effective February 28, 2010.

	Retirement
Non-Equity Incentive Plan Compensation(1)	$ 86,912
Pension Equalization Plan(2)	$13,592,587
Equity Incentive Plan Compensation under our LTIP(3)	
2009 Stock Options	$ 2,332,809
2008 Stock Options	$ 0
2009 Contingent Deferred Unit Award(4)	$ 3,962,394
2008 Contingent Deferred Unit Award(4)	$ 0
2007 Restricted Stock Award	$ 1,092,877
Supplemental Savings Plan(2)	$ 295,104
Transfer of country club membership	$ 14,000

(1) Pursuant to the terms of the Bonus Plan, Mr. Long has the opportunity to receive a pro rata performance award for the 2010 performance period. The extent to which a performance award shall be deemed to have been earned shall be determined by multiplying the amount of the performance award that would have earned had Mr. Long not retired by a fraction, the numerator of which is the number of full calendar months Mr. Long was employed during the performance period and the denominator of which is the total number of calendar months during the performance period. The grant of a performance award is subject to achievement by the Company of certain performance measures and the discretion of the Executive Compensation Committee. Mr. Long's target bonus opportunity was 100% of his base salary at the time he retired.

(2) Estimated amount to be paid in a lump sum. The payment of these amounts was deferred until September 1, 2010 to comply with Section 409A of the Internal Revenue Code and applicable Treasury authorities.

(3) On February 22, 2010, the Executive Compensation Committee of the Board of Directors approved the acceleration of the vesting of all stock options and time-vested restricted share awards held by Mr. Long upon his retirement, such that the awards vested upon his retirement and will be exercisable pursuant to the original terms of such awards. In addition, the Executive Compensation Committee approved a modification of the performance-based contingent deferred units held by Mr. Long at his retirement such that he will receive the entire amount of the units

that he would have earned over the three-year performance cycle for the units, instead of a pro rata portion. The ultimate award he receives will be based on his target performance award modified by the Committee's determination of the Company's relative total shareholder return (as that term is defined in the award) performance at the conclusion of the applicable performance cycle. The amount listed is based on the closing price of the Company's shares on the NYSE on December 31, 2009, which was $82.80. This amount represents the value of awards that would have been forfeited but for the action of the Executive Compensation Committee.

(4) Based on the target (100%) payout. The actual number of deferred units received will be determined after the end of the applicable performance cycle and is contingent on the Company's performance in Total Shareholder Return relative to a subgroup of the Company's peer group. In February 2010, the Committee determined that the payout for the 2008 Contingent Deferred Unit Award was zero.

	Mr. Newman ($)	Mr. Rosa ($)	Mr. Brown ($)	Mr. Bobillier ($)	Mr. Toma ($)
IV. Termination in Connection with a Change of Control					
Cash Severance Payment(1)	900,000	450,000	2,308,878	392,000	380,000
Non-Equity Incentive Plan Compensation(1)	900,000	337,500	304,200	294,000	285,000
Outplacement Services(1)	45,000	22,500	23,400	19,600	19,000
Pension Equalization Plan	1,497,623	0	3,253,446	0	0
Equity Incentive Plan Compensation under our LTIP					
Vested Stock Options	173,967	75,911	94,887	94,887	0
Unvested Stock Options(2)	347,953	151,832	189,792	189,792	0
Performance-Based Deferred Units(3)	4,154,474	2,292,509	2,282,917	2,280,276	1,327,780
Time-Based Deferred Units(2)	119,071	872,281	656,870	654,228	850,385
Supplemental Savings Plan(4)	36,426	4,494	62,971	0	0
Welfare Payment(5)	25,758	28,947	30,342	28,003	31,386
Excise Tax Gross Up(1)	0	0	0	0	0
Total Change of Control Termination Potential Payments	8,200,272	4,235,974	9,207,703	3,952,786	2,893,551

(1) This assumes a change of control event as of December 31, 2010. Mr. Brown would receive a payment under the executive change in control benefit. Messrs. Newman, Rosa, Bobillier and Toma would receive the same payments under this "IV. Termination in Connection with a Change of Control" scenario that they would receive under the "I. Involuntary Not-for-Cause Termination."

(2) The unvested portions of the stock options and time-based deferred unit awards vest immediately upon a change of control.

(3) Each Named Executive Officer is entitled to the number of performance-based deferred units equal to the target award upon a change of control.

(4) Each Named Executive Officer would be eligible to receive the same supplemental savings plan payments as contemplated under the "I. Involuntary Not-for-Cause Termination" scenario described above.

(5) Each Named Executive Officer would receive continuation of coverage under the Company's medical and dental insurance plans for the lesser of two years or until he or she obtains other employment providing such benefits.

	Mr. Newman ($)	Mr. Rosa ($)	Mr. Brown ($)	Mr. Bobillier ($)	Mr. Toma ($)
V. Death					
Non-Equity Incentive Plan Compensation(1)	900,000	450,000	304,200	294,000	285,000
U.S. Pension Equalization Plan	920,843	0	1,352,273	0	0
Equity Incentive Plan Compensation under our LTIP					
Vested Stock Options	173,967	75,911	94,887	94,887	0
Unvested Stock Options(2)	347,953	151,832	189,792	189,792	0
Performance-Based Deferred Units(3)	1,902,481	1,561,650	1,475,493	1,472,851	988,161
Time-Based Deferred Units(2)	119,071	872,281	656,870	654,228	850,385
Supplemental Savings Plan(4)	36,426	4,494	62,971	0	0
Life Insurance Proceeds(5)	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000
Total Death Potential Payments	5,400,741	4,116,168	5,136,486	3,705,758	3,123,546

(1) Each Named Executive Officer's beneficiary would receive the pro rata share of the deceased's targeted non-equity incentive plan compensation for 2010. If the Named Executive Officer died on December 31, 2010, then this pro rata share would be equal to 100% of such Named Executive Officer's targeted non-equity compensation for 2010.

(2) The unvested portions of the stock options and time-based deferred unit awards vest immediately upon death.

(3) The beneficiary of each Named Executive Officer is entitled to a pro-rata portion of performance-based deferred units upon such Named Executive Officer's death.

(4) Each Named Executive Officer would be eligible to receive the same supplemental savings plan payments as contemplated under the "I. Involuntary Not-for-Cause Termination" scenario described above.

(5) We provide each of our Named Executive Officers with a life insurance benefit equal to four times covered annual earnings, capped at a maximum of $1,000,000.

	Mr. Newman ($)	Mr. Rosa ($)	Mr. Brown ($)	Mr. Bobillier ($)	Mr. Toma ($)
VI. Disability					
Non-Equity Incentive Plan Compensation(1)	900,000	450,000	304,200	294,000	285,000
U.S. Pension Equalization Plan	1,497,623	0	1,760,697	0	0
Equity Incentive Plan Compensation under our LTIP					
Vested Stock Options	173,967	75,911	94,887	94,887	0
Unvested Stock Options(2)	347,953	151,832	189,792	189,792	0
Performance-Based Deferred Units(3)	1,902,481	1,561,650	1,475,493	1,472,851	988,161
Time-Based Deferred Units(2)	119,071	872,281	656,870	654,228	850,385
Supplemental Savings Plan(1)	36,426	4,494	62,971	0	0
Disability Benefits(4)	0	0	0	0	0
Total Disability Potential Payments	4,977,521	3,116,168	4,544,910	2,705,758	2,123,546

(1) Each of the potential non-equity incentive plan compensation and supplemental savings plan payments under this "VI. Disability" scenario would be the same as contemplated under the "V. Death" scenario described above.

(2) The unvested portions of the stock options and time-based deferred unit awards vest immediately upon disability.

(3) Each Named Executive Officer is entitled to a pro-rata portion of the performance-based deferred units upon disability.

(4) None of our Named Executive Officers is eligible for any disability benefits beyond those benefits that are available generally to all of our salaried employees. The standard disability benefits that our Named Executive Officers would receive in the event of their disability are described under "Compensation Discussion and Analysis—Other Benefits."

CERTAIN TRANSACTIONS

Our director W. Richard Anderson is the Chief Financial Officer of Eurasia Drilling Company Limited ("EDC"). We sold an entity that owns the rig *Trident 20* to EDC in February 2011. The transaction resulted in a payment by the EDC entity to us of approximately $262 million, subject to certain post-closing purchase price adjustments. We are currently chartering the rig from the EDC entity pursuant to a bareboat charter in order to continue to perform our obligations under a drilling contract with our customer. We and EDC have agreed that an EDC entity will assume the obligations under this drilling contract, subject to certain approvals that are expected to be obtained in the first half of 2011. We have also agreed to perform certain transition services for EDC following the assumption of the drilling contract by the EDC entity.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning securities authorized for issuance under our equity compensation plans as of December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	967,462	$70.10	16,250,228
Equity compensation plans not approved by security holders(2)(3)	—	—	—
Total	967,462	$70.10	16,250,228

(1) In addition to stock options, we are authorized to grant awards of restricted shares and deferred units under our Long-Term Incentive Plan, and 2,271,629 shares are available for future issuance pursuant to grants of restricted shares and deferred units under this plan.

(2) Does not include 395,083 shares to be issued upon the exercise of options with a weighted average exercise price of $46.02 that were granted under (a) equity compensation plans of GlobalSantaFe Corporation assumed by us in connection with our merger with GlobalSantaFe and (b) the Sedco Forex Option plan assumed by us in connection with our merger with Sedco Forex Holding Limited, and (c) equity compensation plans of R&B Falcon Corporation assumed by us in connection with our merger with R&B Falcon (collectively, the "Assumed Plans"). No new awards will be granted under the Assumed Plans.

(3) Does not include any shares that may be distributed under our deferred compensation plan, which has not been approved by our shareholders. Under this plan, our directors could defer any fees or retainers by investing those amounts in Transocean Inc. ordinary share equivalents or in other investments selected by the administrative committee. Amounts that are invested in the share equivalents at the time of distribution are distributed in ordinary shares. After December 31, 2005, no further deferrals may be made under the plan. As of the time immediately prior to our merger with GlobalSantaFe, our directors had purchased 30,490 Transocean Inc. ordinary share equivalents under this plan. Each of the share equivalents was reclassified into 0.6996 share equivalents and $33.03 cash. Fractional share equivalents were paid in cash. The total cash consideration was used to purchase additional share equivalents using the closing price for Transocean Inc. ordinary shares on November 27, 2007. As a result of the Redomestication, each Transocean Inc. ordinary share equivalent was exchanged for a Transocean Ltd. share equivalent. For the years ended December 31, 2009 and December 31, 2010, our directors held 28,749 share equivalents under the plan.

AGENDA ITEM 10

Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2011 and Reelection of Ernst & Young Ltd., Zurich, as the Company's Auditor Pursuant to the Swiss Code of Obligations for a Further One-Year Term

Proposal

The Board of Directors proposes that Ernst & Young LLP be appointed as the Company's independent registered public accounting firm for fiscal year 2011 and Ernst & Young Ltd., Zurich, be reelected as the Company's auditor pursuant to the Swiss Code of Obligations for a further one-year term, commencing on the day of election at the 2011 annual general meeting and terminating on the day of the 2012 annual general meeting.

Representatives of Ernst & Young LLP and Ernst & Young Ltd. will be present at the annual general meeting, will have the opportunity to make a statement and will be available to respond to questions you may ask. Information regarding the fees paid by the Company to Ernst & Young appears below.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions or blank or invalid ballots.

Recommendation

Our Board of Directors recommends a vote "FOR" the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year 2011 and the election of Ernst & Young Ltd., Zurich, as the Company's auditor pursuant to the Swiss Code of Obligations for a further one-year term, commencing on the day of election at the 2011 annual general meeting and terminating on the day of the 2012 annual general meeting.

FEES PAID TO ERNST & YOUNG

Audit Fees for Ernst & Young LLP and its affiliates for each of the fiscal years 2010 and 2009 and Audit-Related Fees, Tax Fees and Total of All Other Fees for services rendered in 2010 and 2009 are as follows, as described below:

	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	Total of All Other Fees(4)
Fiscal year 2010	$5,933,736	$565,112	$ 877,469	$ 6,012
Fiscal year 2009	$5,594,545	$211,487	$1,059,602	$182,948

(1) The audit fees include those associated with our annual audit, reviews of our quarterly reports on Form 10-Q, statutory audits of our subsidiaries, services associated with documents filed with the SEC and audit consultations.

(2) The audit related fees include services in connection with accounting consultations, employee benefit plan audits and attest services related to financial reporting.

(3) Tax fees were for tax preparation, tax compliance and tax advice, including tax services related to our expatriate program.

(4) All other fees were for test monitoring services, certain legislative updates, other publications and subscription services.

Audit Committee Pre-Approval of Audit and Non-Audit Services

The Audit Committee pre-approves all auditing services, review or attest engagements and permitted non-audit services to be performed by our independent registered public accounting firm. The Audit Committee has considered whether the provision of services rendered in 2010 other than the audit of our financial statements and reviews of quarterly financial statements was compatible with maintaining the independence of Ernst & Young LLP and determined that the provision of such services was compatible with maintaining such independence.

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services performed by the independent registered public accounting firm. The policy requires advance approval by the Audit Committee of all audit and non-audit work. Unless the specific service has been previously pre-approved with respect to the 12-month period following the advance approval, the Audit Committee must approve a service before the independent registered public accounting firm is engaged to perform the service. The Audit Committee has given advance approval for specified audit, audit-related and tax services for 2011. Requests for services that have received this pre-approval are subject to specified fee or budget restrictions as well as internal management controls.

AGENDA ITEM 11.

Advisory Vote on Executive Compensation

Proposal

As required by Section 14A of the Securities Exchange Act, the Board of Directors proposes that shareholders be provided with an advisory vote on the compensation of the Company's Named Executive Officers, as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in this proxy statement, and that the same be approved. The proposed shareholder resolution is as follows:

RESOLVED, that the compensation of the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and narrative disclosure in the proxy statement for the Company's 2011 annual general meeting of shareholders is hereby APPROVED.

Explanation

The Company is presenting this proposal to give you as a shareholder the opportunity to endorse or not endorse the Company's pay program for Named Executive Officers by voting for or against the above resolution.

Our compensation program for our Named Executive Officers is designed to reward performance that creates long-term shareholder value for the Company's shareholders through the following features, which are discussed in more detail in our Compensation Discussion and Analysis:

- annual cash bonuses based on performance as measured against pre-determined performance goals;
- a compensation mix weighted toward long-term incentives to allow our Named Executive Officers to participate in the long-term growth and profitability of the Company;
- fully contingent deferred units that vest based on total shareholder return compared to 11 companies in our performance peer group;
- median pay positioning for target performance, above median pay for above target performance, and below median pay for below target performance; and
- a stock ownership policy that requires our executive officers to build and maintain a minimum equity stake in the Company to help align our executive officers' interests with the long-term interests of our shareholders.

While our Board of Directors intends to carefully consider the results of the shareholder vote on the proposal, the final vote will not be binding on us and is advisory in nature. If there are a significant number of negative votes, we will seek to understand the concerns that influenced the vote and address them in making future decisions about executive compensation programs.

Voting Requirement to Approve Advisory Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions, broker non-votes or blank or invalid ballots.

Recommendation

The Board of Directors recommends that you vote "FOR" approval of the compensation of our Named Executive Officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosure in the proxy statement for the Company's 2011 annual general meeting of shareholders.

AGENDA ITEM 12.

Advisory Vote on Frequency of Executive Compensation Vote

Proposal

As required by Section 14A of the Securities Exchange Act, the Board of Directors proposes that shareholders be provided with an advisory vote on whether the advisory vote on the compensation of the Company's Named Executive Officers should occur every one, two or three years.

Explanation

The Company is presenting this proposal to give you as a shareholder the opportunity to inform the Company as to how often you wish the Company to hold an advisory vote on executive compensation. While our Board of Directors intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on us and is advisory in nature.

We recommend that a non-binding advisory vote on the compensation of our executive officers as disclosed in our proxy statement for our annual general meeting be held every year. We believe holding that vote every year provides the most effective timeframe because it will provide our shareholders a consistent and clear communication channel for shareholder concerns about our executive pay programs. In the future, we may determine that a less frequent advisory vote is appropriate, either in response to the vote of our shareholders on this Agenda Item 12 or for other reasons.

Voting Requirement to Approve Advisory Proposal

Shareholders are being asked to provide an advisory vote on whether the non-binding advisory vote on the approval of the compensation of the Named Executive Officers should be held every one, two or three years. The approval of an alternative requires the affirmative vote of a majority of the votes cast in person or by proxy at the annual general meeting. If none of the alternatives (one year, two years or three years) receive a majority vote, we will consider the alternative with the highest number of votes cast by shareholders to be the alternative that has been selected by shareholders.

Recommendation

The Board of Directors recommends that you vote to hold an advisory vote on executive compensation every year.

OTHER MATTERS

Compensation Committee Interlocks and Insider Participation

The members of the Executive Compensation Committee of the Board of Directors during the last completed fiscal year were Edward R. Muller, Chairman, Martin B. McNamara and Robert M. Sprague. John L. Whitmire was the Chairman of the Committee until his resignation from the Board in June 2010. There are no matters relating to interlocks or insider participation that we are required to report.

Section 16(a) Beneficial Ownership Reporting Compliance

Federal securities laws require the Company's executive officers and directors, and persons who own more than ten percent of the Company's shares, to file initial reports of ownership and reports of changes in ownership of the Company's equity securities with the Securities and Exchange Commission. Based solely on a review of such reports furnished to the Company and written representations as to Form 5 requirements for 2010, the Company believes that two officers failed to file a report on a timely basis in 2010 and that no beneficial owner of more than ten percent of the Company's shares failed to file a report on a timely basis during 2010. Mr. Rosa failed to timely report the purchase of 175 of the Company's shares on July 20, 2010, and Mr. Toma failed to timely report the conversion of 1,411 of his time-vested deferred units into shares upon the vesting of the deferred units on August 17, 2010.

Solicitation of Proxies

The accompanying proxy is being solicited on behalf of the Board of Directors. The expenses of preparing, printing and mailing the proxy and the materials used in the solicitation will be borne by us. We have retained D. F. King & Co., Inc. for a fee of $18,500, plus expenses, to aid in the solicitation of proxies. Proxies may be solicited by personal interview, mail, telephone, facsimile, Internet or other means of electronic distribution by our directors, officers and employees, who will not receive additional compensation for those services. Arrangements also may be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares held by those persons, and we will reimburse them for reasonable expenses incurred by them in connection with the forwarding of solicitation materials.

Householding

The SEC permits a single set of annual reports and proxy statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding.

As a result, if you hold your shares through a broker and you reside at an address at which two or more shareholders reside, you will likely be receiving only one annual report and proxy statement unless any shareholder at that address has given the broker contrary instructions. However, if any such beneficial shareholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, or if any such beneficial shareholder that elected to continue to receive separate annual reports or proxy statements wishes to receive a single annual report or proxy statement in the future, that shareholder should contact their broker or send a request to Investor Relations at our offices in the United States, at 4 Greenway Plaza, Houston, Texas 77046. We will deliver, promptly upon written or oral request to Investor Relations, a separate copy of the 2010 Annual Report and this proxy statement to a beneficial stockholder at a shared address to which a single copy of the documents was delivered.

Proposals of Shareholders

Shareholder Proposals in the Proxy Statement. Rule 14a-8 under the Securities Exchange Act of 1934 addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. Under Rule 14a-8, in order for your proposals to be considered for inclusion in the proxy statement and proxy card relating to our 2012 annual general meeting, your proposals must be received at our principal executive offices c/o Transocean Management Ltd., 10 Chemin de Blandonnet, CH-1214 Vernier, Switzerland by no later than December 3, 2011. However, if the date of the 2012 annual general meeting changes by more than 30 days from the anniversary of the 2011 annual general meeting, the deadline is a reasonable time before we begin to print and mail our proxy materials. We will notify you of this deadline in a Quarterly Report on Form 10-Q or in another communication to you. Shareholder proposals must also be otherwise eligible for inclusion.

Shareholder Proposals and Nominations for Directors to Be Presented at Meetings. If you desire to bring a matter before an annual general meeting and the proposal is submitted outside the process of Rule 14a-8, you must follow the procedures set forth in our Articles of Association. Our Articles of Association provide generally that, if you desire to propose any business at an annual meeting (including the nomination of any director), you must give us written notice at least 30 calendar days prior to the anniversary date of the proxy statement in connection with Transocean's last general meeting of shareholders; provided, however, that if the date of the general meeting of shareholders is more than 15 days before or 30 days after the anniversary date of the last annual general meeting of shareholders, such request must instead be made by the tenth day following the date on which we have made public disclosure of the date of the general meeting of shareholders. The deadline under our Articles of Association for submitting proposals will be March 2, 2012 for the 2012 annual meeting unless it is more than 15 days before or 30 days after May 13, 2012. The request must specify the relevant agenda items and motions, together with evidence of the required shareholdings recorded in the share register, as well as any other information as would be required to be included in a proxy statement pursuant to the rules of the SEC.

If you desire to nominate directors to be presented at an annual general meeting, you must give us written notice within the time period described in the preceding paragraph. If you desire to nominate directors to be presented at an extraordinary general meeting at which the Board of Directors has determined that directors will be elected, you must give us written notice by the close of business on the tenth day following our public disclosure of the meeting date. Notice must set forth:

- your name and address and the name and address of the person or persons to be nominated;
- a representation that you are a holder of record of our shares entitled to vote at the meeting or, if the record date for the meeting is subsequent to the date required for that shareholder notice, a representation that you are a holder of record at the time of the notice and intend to be a holder of record on the date of the meeting and, in either case, setting forth the class and number of shares so held, including shares held beneficially;
- a representation that you intend to appear in person or by proxy as a holder of record at the meeting to nominate the person or persons specified in the notice;
- a description of all arrangements or understandings between you and each nominee you proposed and any other person or persons under which the nomination or nominations are to be made by you;
- any other information regarding each nominee you proposed that would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and
- the consent of each nominee to serve as a director if so elected.

The Board of Directors may refuse to transact any business or to acknowledge the nomination of any person if you fail to comply with the foregoing procedures. You may obtain a copy of our Articles of Association and Organizational Regulations, in which these procedures are set forth, upon written request to our Corporate Secretary, Transocean Ltd., Turmstrasse 30, CH-6300 Zug, Switzerland.

Annexes

Annex A

Dividend Out of Reserve From Capital Contributions

Note: A vote by shareholders at the 2011 Annual General Meeting on Agenda Item 6 regarding the release and allocation of legal reserve, reserve from capital contributions, to dividend reserve from capital contributions; and the dividend distribution out of the dividend reserve from capital contributions is contingent on shareholder approval at the 2011 Annual General Meeting of the proposals of the Board of Directors under Agenda Item 3 and Agenda Item 5. Accordingly, if either Agenda Item 3 or Agenda Item 5 is not approved at the 2011 Annual General Meeting, there will be no vote on Agenda Item 6 at the 2011 Annual General Meeting.

The Board of Directors submits the shareholder resolution set forth below for approval by the Company's shareholders.

Shareholder Resolution

It is hereby resolved as follows:

(1) A dividend in the amount of USD 3.16 per share of the Company (the "Per Share USD Dividend Amount," and the aggregate Per Share USD Dividend Amount, calculated on the basis of the total number of shares outstanding as of the 2011 Annual General Meeting, excluding any shares held by the Company or any of its direct or indirect subsidiaries, the "Aggregate USD Dividend Amount") shall be distributed out of the dividend reserve from capital contributions (expressed in CHF and amounting to CHF 1,937,000,000, or approximately USD 6.65 per share based on a USD/CHF exchange rate of CHF 0.912 per USD 1 in effect on March 16, 2011) pursuant to the proposal of the Board of Directors under Agenda Item 6 (the "Dividend Reserve"); the dividend shall be payable in four equal installments of USD 0.79 per share of the Company outstanding (excluding any shares held by the Company or any of its direct or indirect subsidiaries) on the record date for the applicable installment (each such installment hereinafter a "Per Share Quarterly USD Dividend Amount"; each date on which a Per Share Quarterly USD Dividend Amount is paid hereinafter an "Installment Date"; and the aggregate Per Share Quarterly USD Dividend Amount payable on an Installment Date, calculated on the basis of the total number of shares outstanding as of the record date for the relevant Per Share Quarterly USD Dividend Amount, the "Aggregate Quarterly USD Dividend Amount");

provided, however, that:

(a) if, on the date of the 2011 Annual General Meeting, the Aggregate USD Dividend Amount exceeds, when converted into CHF at a USD/CHF exchange rate prevailing on or about the date of the 2011 Annual General Meeting as determined by the Board of Directors or, upon due authorization by the Board of Directors, executive management, in its reasonable discretion, the Dividend Reserve (expressed in CHF), the proposed Per Share USD Dividend Amount shall be reduced such that the Aggregate USD Dividend Amount, converted into CHF at a USD/CHF exchange rate prevailing on or about the date of the 2011 Annual General Meeting as determined by the Board of Directors or, upon due authorization by the Board of Directors, executive management, in its reasonable discretion, is at a maximum equal to the Dividend Reserve (expressed in CHF); and

provided, further, that

(b) if any Aggregate Quarterly USD Dividend Amount, when converted into CHF at a USD/CHF exchange rate prevailing on or about the record date for that Aggregate Quarterly USD Dividend Amount as determined by the Board of Directors or, upon due authorization by the Board of Directors, executive management, in its reasonable discretion, exceeds the Dividend Reserve amount (expressed in CHF) as of the record date for that Aggregate Quarterly USD Dividend Amount, taking into account the payment of any preceding Aggregate Quarterly USD Dividend Amount (if any) (the Dividend Reserve so calculated hereinafter the "Remaining Dividend Reserve"), the Per Share Quarterly USD Dividend Amount shall be reduced such that the Aggregate Quarterly USD Dividend Amount, converted into CHF at a USD/CHF exchange rate prevailing on or about the record date for such Aggregate Quarterly USD Dividend Amount as determined by the Board of Directors or, upon due authorization by the Board of Directors, executive management in its reasonable discretion, is at a maximum equal to the Remaining Dividend Reserve.

(2) Shareholders may, upon the terms and conditions provided by the Board of Directors in its reasonable discretion, elect, during the election period as determined by the Board of Directors or, upon due authorization by the Board of Directors, executive management, in its reasonable discretion, to receive any Per Share Quarterly USD Dividend Amount in CHF (subject to the downward adjustments in accordance with the principles set forth above under (1)), at the USD/CHF exchange rate prevailing on or about the record date for the relevant Per Share Quarterly USD Dividend Amount, as determined by the Board of Directors or, upon due authorization by the Board of Directors, executive management, in its discretion.

(3) It shall be the task of the Board of Directors or, upon due authorization by the Board of Directors, executive management to execute this resolution of the 2011 Annual General Meeting, including, but not limited to, setting the record date (and thus, indirectly, the ex-dividend date), the Installment Dates and determining the duration of the election period to request payment of Per Share Quarterly USD Dividend Amount in CHF. As specified in the Articles of Association, the Board of Directors will determine the date from which shares newly issued out of the authorized share capital of the Company are entitled to dividend payments. Shares newly issued out of the conditional share capital are entitled to dividend payments if such shares are issued and outstanding on or before the record date for the relevant Per Share Quarterly USD Dividend Amount. For the avoidance of doubt, shareholders who sell their shares prior to the relevant record date lose their dividend entitlement and transfer such entitlement to the purchaser(s) of their shares.

(4) Any Dividend Reserve amount remaining after the payment of the final Aggregate Quarterly USD Dividend Amount shall, by operation of this shareholder resolution, be immediately reallocated to the account "legal reserve, reserve from capital contributions," included in the Company's statutory standalone balance sheet, without any requirement that such reallocation be approved by the Board of Directors or the general meeting of shareholders.

Annex B

New Authorized Share Capital

The Board of Directors proposes that the existing Article 5 of the Articles of Association be replaced in its entirety by the following new provision (changes to the previously existing Article 5 are marked):

Artikel 5	**Article 5**
Genehmigtes Aktienkapital 1 Der Verwaltungsrat ist ermächtigt, das Aktienkapital jederzeit bis zum ~~18. Dezember 2010~~ 13. Mai 2013 im Maximalbetrag von CHF ~~2'514'264'735~~ 1'005'705'855[*] durch Ausgabe von höchstens ~~167'617'649~~ 67'047'057 vollständig zu liberierenden Aktien mit einem Nennwert von je CHF 15[*] zu erhöhen. Eine Erhöhung (i) auf dem Weg einer Festübernahme durch eine Bank, ein Bankenkonsortium oder Dritte und eines anschliessenden Angebots an die bisherigen Aktionäre sowie (ii) in Teilbeträgen ist zulässig.	Authorized Share Capital 1 The Board of Directors is authorized to increase the share capital, at any time until ~~December 18, 2010~~ May 13, 2013, by a maximum amount of CHF ~~2,514,264,735~~ 1,005,705,855[*] by issuing a maximum of ~~167,617,649~~ 67,047,057 fully paid up Shares with a par value of CHF 15[*] each. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate of financial institutions or another third party or third parties, followed by an offer to the then-existing shareholders of the Company, and (ii) in partial amounts shall be permissible.
2 Der Verwaltungsrat legt den Zeitpunkt der Ausgabe, den Ausgabebetrag, die Art, wie die neuen Aktien zu liberieren sind, den Beginn der Dividendenberechtigung, die Bedingungen für die Ausübung der Bezugsrechte sowie die Zuteilung der Bezugsrechte, welche nicht ausgeübt wurden, fest. Nicht-ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen, oder er kann diese bzw. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.	2 The Board of Directors shall determine the time of the issuance, the issue price, the manner in which the new Shares have to be paid up, the date from which the Shares carry the right to dividends, the conditions for the exercise of the preemptive rights and the allotment of preemptive rights that have not been exercised. The Board of Directors may allow the preemptive rights that have not been exercised to expire, or it may place such rights or Shares, the preemptive rights of which have not been exercised, at market conditions or use them otherwise in the interest of the Company.

[*] Subject to downward adjustment pursuant to the shareholder resolution adopted at the 2010 Annual General Meeting approving the 2010 Distribution if (1) the 2010 Distribution is not rescinded as proposed by the Board of Directors pursuant to Agenda Item 5 and (2) the initial partial par value reduction from CHF 15 to CHF 14.14 per share to be implemented under the shareholder resolution approving the 2010 Distribution is registered in the commercial register. If the circumstances described in the immediately preceding sentence have not occurred prior to the time of the registration of the amended Article 5 regarding the authorized share capital of the Company, the Board of Directors shall be authorized to register the amended Article 5 of the Articles of Association regarding the authorized share capital of the Company prior to the registration of the initial partial par value reduction under the shareholder resolution approving the 2010 Distribution (if any) with a par value per share of CHF 15 and a maximum amount of CHF 1,005,705,855. Alternatively, if such circumstances have previously occurred, the Board of Directors shall be authorized to register the amended Article 5 of the Articles of Association regarding the authorized share capital of the Company with a par value of CHF 14.14 and a maximum amount of CHF 948,045,385.98.

3 Der Verwaltungsrat ist ermächtigt, die Bezugsrechte der Aktionäre zu entziehen oder zu beschränken und einzelnen Aktionären oder Dritten zuzuweisen:	3 The Board of Directors is authorized to withdraw or limit the preemptive rights of the shareholders and to allot them to individual shareholders or third parties:
(a) wenn der Ausgabebetrag der neuen Aktien unter Berücksichtigung des Marktpreises festgesetzt wird; oder	(a) if the issue price of the new Shares is determined by reference to the market price; or
(b) für die Übernahme von Unternehmen, Unternehmensteilen oder Beteiligungen oder für die Finanzierung oder Refinanzierung solcher Transaktionen oder die Finanzierung von neuen Investitionsvorhaben der Gesellschaft; oder	(b) for the acquisition of an enterprise, part(s) of an enterprise or participations, or for the financing or refinancing of any of such transactions, or for the financing of new investment plans of the Company; or
(c) zum Zwecke der Erweiterung des Aktionärskreises in bestimmten Finanz- oder Investoren-Märkten, zur Beteiligung von strategischen Partnern, oder im Zusammenhang mit der Kotierung von neuen Aktien an inländischen oder ausländischen Börsen; oder	(c) for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new Shares on domestic or foreign stock exchanges; or
(d) für die Einräumung einer Mehrzuteilungsoption (*Greenshoe*) von bis zu 20% der zu platzierenden oder zu verkaufenden Aktien an die betreffenden Erstkäufer oder Festübernehmer im Rahmen einer Aktienplatzierung oder eines Aktienverkaufs; oder	(d) for purposes of granting an over-allotment option (*Greenshoe*) of up to 20% of the total number of Shares in a placement or sale of Shares to the respective initial purchaser(s) or underwriter(s); or
(e) für die Beteiligung von Mitgliedern des Verwaltungsrates, Mitglieder der Geschäftsleitung, Mitarbeitern, Beauftragten, Beratern oder anderen Personen, die für die Gesellschaft oder eine ihrer Tochtergesellschaften Leistungen erbringen; oder	(e) for the participation of members of the Board of Directors, members of the executive management, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its subsidiaries; or

(f) wenn ein Aktionär oder eine Gruppe von in gemeinsamer Absprache handelnden Aktionären mehr als 15% des im Handelsregister eingetragenen Aktienkapitals der Gesellschaft auf sich vereinigt hat, ohne den übrigen Aktionären ein vom Verwaltungsrat empfohlenes Übernahmeangebot zu unterbreiten; oder zur Abwehr eines unterbreiteten, angedrohten oder potentiellen Übernahmeangebotes, welches der Verwaltungsrat, nach Konsultation mit einem von ihm beigezogenen unabhängigen Finanzberater, den Aktionären nicht zur Annahme empfohlen hat, weil der Verwaltungsrat das Übernahmeangebot in finanzieller Hinsicht gegenüber den Aktionären nicht als fair beurteilt hat.	(f) following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 15% of the share capital registered in the commercial register without having submitted to the other shareholders a takeover offer recommended by the Board of Directors, or for the defense of an actual, threatened or potential takeover bid, in relation to which the Board of Directors, upon consultation with an independent financial adviser retained by it, has not recommended to the shareholders acceptance on the basis that the Board of Directors has not found the takeover bid to be financially fair to the shareholders.
4 Die neuen Aktien unterliegen den Eintragungsbeschränkungen in das Aktienbuch von Artikel 7 und 9 dieser Statuten.	4 The new Shares shall be subject to the limitations for registration in the share register pursuant to Articles 7 and 9 of these Articles of Association.

Annex C

Amended Article 22 of the Articles of Association

The Board of Directors proposes that article 22 of the Articles of Association be amended as follows (changes are marked):

Artikel 22—Anzahl der Verwaltungsräte	**Article 22—Number of Directors**
Der Verwaltungsrat besteht aus mindestens zwei und höchstens ~~14~~ 12 Mitgliedern.	The Board of Directors shall consist of no less than two and no more than ~~14~~ 12 members.

ANNUAL REPORT TO SHAREHOLDERS

TRANSOCEAN LTD. AND SUBSIDIARIES
INDEX TO ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2010

Forward-Looking Information

The statements included in this annual report regarding future financial performance and results of operations and other statements that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this annual report include, but are not limited to, statements about the following subjects:

- the impact of the Macondo well incident and related matters,
- the offshore drilling market, including the impact of the drilling moratorium and new regulations in the United States ("U.S.") Gulf of Mexico, supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, stacking of rigs, reactivation of rigs, effects of new rigs on the market and effects of declines in commodity prices and the downturn in the global economy or market outlook for our various geographical operating sectors and classes of rigs,
- customer contracts, including contract backlog, force majeure provisions, contract commencements, contract extensions, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations,
- newbuild, upgrade, shipyard and other capital projects, including completion, delivery and commencement of operation dates, expected downtime and lost revenue, the level of expected capital expenditures and the timing and cost of completion of capital projects,
- liquidity and adequacy of cash flow for our obligations, including our ability and the expected timing to access certain investments in highly liquid instruments,
- our results of operations and cash flow from operations, including revenues and expenses,
- uses of excess cash, including the payment of dividends and other distributions and debt retirement,
- the cost and timing of acquisitions and the proceeds and timing of dispositions,
- tax matters, including our effective tax rate, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Brazil, Norway and the U.S.,
- legal and regulatory matters, including results and effects of legal proceedings and governmental audits and assessments, outcomes and effects of internal and governmental investigations, customs and environmental matters,
- insurance matters, including adequacy of insurance, renewal of insurance, insurance proceeds and cash investments of our wholly owned captive insurance company,
- debt levels, including impacts of the financial and economic downturn,
- effects of accounting changes and adoption of accounting policies, and
- investments in recruitment, retention and personnel development initiatives, pension plan and other postretirement benefit plan contributions, the timing of severance payments and benefit payments.

Forward-looking statements in this annual report are identifiable by use of the following words and other similar expressions:

- "anticipates"
- "believes"
- "budgets"
- "could"
- "estimates"
- "expects"
- "forecasts"
- "intends"
- "may"
- "might"
- "plans"
- "predicts"
- "projects"
- "scheduled"
- "should"

Such statements are subject to numerous risks, uncertainties and assumptions, including, but not limited to:

- those described under "Item 1A. Risk Factors,"
- the adequacy of and access to sources of liquidity,
- our inability to obtain contracts for our rigs that do not have contracts,
- our inability to renew contracts at comparable dayrates,
- the cancellation of contracts currently included in our reported contract backlog,
- increased political and civil unrest,
- the effect and results of litigation, tax audits and contingencies, and
- other factors discussed in this annual report and in our other filings with the U.S. Securities and Exchange Commission ("SEC"), which are available free of charge on the SEC website at www.sec.gov.

The foregoing risks and uncertainties are beyond our ability to control, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.

All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements, except as required by law.

PART I

Item 1. Business

Overview

Transocean Ltd. (together with its subsidiaries and predecessors unless the context requires otherwise, "Transocean," the "Company," "we," "us" or "our") is a leading international provider of offshore contract drilling services for oil and gas wells. As of February 10, 2011, we owned, had partial ownership interests in or operated 138 mobile offshore drilling units. As of this date, our fleet consisted of 47 High-Specification Floaters (Ultra-Deepwater, Deepwater and Harsh Environment semisubmersibles and drillships), 25 Midwater Floaters, nine High-Specification Jackups, 54 Standard Jackups and three Other Rigs. In addition, we had one Ultra-Deepwater Floater and three High-Specification Jackups under construction.

We believe our mobile offshore drilling fleet is one of the most modern and versatile fleets in the world. Our primary business is to contract our drilling rigs, related equipment and work crews predominantly on a dayrate basis to drill oil and gas wells. We specialize in technically demanding sectors of the offshore drilling business with a particular focus on deepwater and harsh environment drilling services. We also provide oil and gas drilling management services on either a dayrate basis or a completed-project, fixed-price (or "turnkey") basis, as well as drilling engineering and drilling project management services, and we participate in oil and gas exploration and production activities.

Transocean Ltd. is a Swiss corporation with principal executive offices located at Chemin de Blandonnet 10, 1214 Vernier, Switzerland. Our telephone number at that address is +41 22 930-9000. Our shares are listed on the New York Stock Exchange ("NYSE") under the symbol "RIG," and effective April 20, 2010, our shares were listed and began trading on the SIX Swiss Exchange under the symbol "RIGN." For information about the revenues, operating income, assets and other information related to our business, our segments and the geographic areas in which we operate, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes to Consolidated Financial Statements—Note 22—Segments, Geographical Analysis and Major Customers.

Background

In December 2008, Transocean Ltd. completed a transaction pursuant to an Agreement and Plan of Merger among Transocean Ltd., Transocean Inc., which was our former parent holding company, and Transocean Cayman Ltd., a company organized under the laws of the Cayman Islands that was a wholly owned subsidiary of Transocean Ltd., pursuant to which Transocean Inc. merged by way of schemes of arrangement under Cayman Islands law with Transocean Cayman Ltd., with Transocean Inc. as the surviving company and, as a result, a wholly owned subsidiary of Transocean Ltd. (the "Redomestication Transaction"). In the Redomestication Transaction, Transocean Ltd. issued one of its shares in exchange for each ordinary share of Transocean Inc. In addition, Transocean Ltd. issued 16 million of its shares to Transocean Inc. for future use to satisfy Transocean Ltd.'s obligations to deliver shares in connection with awards granted under our incentive plans or other rights to acquire shares of Transocean Ltd. The Redomestication Transaction effectively changed the place of incorporation of our parent holding company from the Cayman Islands to Switzerland. As a result of the Redomestication Transaction, Transocean Inc. became a direct, wholly owned subsidiary of Transocean Ltd. In connection with the Redomestication Transaction, we relocated our principal executive offices to Vernier, Switzerland. We refer to the Redomestication Transaction and the relocation of our principal executive offices together as the "Redomestication."

Drilling Fleet

We principally operate three types of drilling rigs:

- drillships;
- semisubmersibles; and
- jackups.

Also included in our fleet are barge drilling rigs and a coring drillship.

Most of our drilling equipment is suitable for both exploration and development drilling, and we normally engage in both types of drilling activity. Likewise, most of our drilling rigs are mobile and can be moved to new locations in response to customer demand. All of our mobile offshore drilling units are designed for operations away from port for extended periods of time and most have living quarters for the crews, a helicopter landing deck and storage space for pipe and drilling supplies.

We categorize our fleet as follows: (1) "High-Specification Floaters," consisting of our "Ultra-Deepwater Floaters," "Deepwater Floaters" and "Harsh Environment Floaters," (2) "Midwater Floaters," (3) "High-Specification Jackups," (4) "Standard Jackups" and (5) "Other Rigs." As of February 10, 2011, our fleet of 138 rigs, excluding rigs under construction, included:

- 47 High-Specification Floaters, which are comprised of:
- 26 Ultra-Deepwater Floaters;
- 16 Deepwater Floaters; and
- five Harsh Environment Floaters;
- 25 Midwater Floaters;
- Nine High-Specification Jackups;
- 54 Standard Jackups; and
- three Other Rigs, which are comprised of:
- two barge drilling rigs; and
- one coring drillship.

As of February 10, 2011, our fleet was located in the Far East (29 units), Middle East (17 units), West African countries other than Nigeria and Angola (16 units), United States ("U.S.") Gulf of Mexico (14 units), U.K. North Sea (13 units), India (11 units), Brazil (10 units), Nigeria (seven units), Norway (five units), Angola (five units), the Mediterranean (three units), the Netherlands (three units), Australia (three units) and Canada (two units).

High-Specification Floaters are specialized offshore drilling units that we categorize into three sub-classifications based on their capabilities. Ultra-Deepwater Floaters are equipped with high-pressure mud pumps and are capable of drilling in water depths of 7,500 feet or greater. Deepwater Floaters are generally those other semisubmersible rigs and drillships capable of drilling in water depths between 7,200 and 4,500 feet. Harsh Environment Floaters are capable of drilling in harsh environments in water depths between 5,000 and 1,500 feet and have greater displacement, which offers larger variable load capacity, more useable deck space and better motion characteristics. Midwater Floaters are generally comprised of those non-high-specification semisubmersibles that have a water depth capacity of less than 4,500 feet. High-Specification Jackups consist of our harsh environment and high-performance jackups, and Standard Jackups consist of our remaining jackup fleet. Other Rigs consist of rigs that are of a different type or use than those mentioned above.

Drillships are generally self-propelled vessels, shaped like conventional ships, and are the most mobile of the major rig types. All of our high-specification drillships are dynamically positioned, which allows them to maintain position without anchors through the use of their onboard propulsion and station-keeping systems. Drillships typically have greater load capacity than early generation semisubmersible rigs. This enables them to carry more supplies on board, which often makes them better suited for drilling in remote locations where resupply is more difficult. However, drillships are generally limited to operations in calmer water conditions than those in which semisubmersibles can operate. Ten out of 12 of our existing Enhanced Enterprise-class and Enterprise-class drillships are, and our additional newbuild drillship under construction will be, equipped with our patented dual-activity technology. Dual-activity technology employs structures, equipment and techniques using two drilling stations within a single derrick to perform drilling tasks. Dual-activity technology allows our rigs to perform simultaneous drilling tasks in a parallel rather than sequential manner and reduces critical path activity, improving efficiency in both exploration and development drilling.

Semisubmersibles are floating vessels that can be submerged by means of a water ballast system such that the lower hulls are below the water surface during drilling operations. These rigs are capable of maintaining their position over a well through the use of an anchoring system or a computer-controlled dynamic positioning thruster system. Although most semisubmersible rigs are relocated with the assistance of tugs, some units are self-propelled and move between locations under their own power when afloat on pontoons. Typically, semisubmersibles are better suited than drillships for operations in rougher water conditions. Our three Express-class semisubmersibles are designed for mild environments and are equipped with the unique tri-act derrick, which was designed to reduce overall well construction costs. The tri-act derrick allows offline tubular and riser handling operations to occur at two sides of the derrick while the center portion of the derrick is being used for normal drilling operations through the rotary table. Our three Development Driller-class semisubmersibles are equipped with our patented dual-activity technology.

Jackup rigs are mobile self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the drilling platform. Once a foundation is established, the drilling platform is then jacked further up the legs so that the platform is above the highest expected waves. These rigs are generally suited for water depths of 400 feet or less.

We classify certain of our jackup rigs as High-Specification Jackups. These rigs have greater operational capabilities than Standard Jackups and are able to operate in harsh environments, and have higher capacity derricks, drawworks, mud systems and storage. Typically, High-Specification Jackups also have deeper water depth capacity than Standard Jackups.

Depending on market conditions, we may idle or stack non-contracted rigs. An *idle* rig is between contracts, readily available for operations, and operating costs are typically at or near normal levels. A *stacked* rig is staffed by a reduced crew or has no crew and typically has reduced operating costs and is (a) preparing for an extended period of inactivity, (b) expected to continue to be inactive for an extended period, or (c) completing a period of extended inactivity. Some idle rigs and all stacked rigs require additional costs to return to service. The actual cost, which could fluctuate over time, depends upon various factors, including the availability and cost of shipyard facilities, cost of equipment and materials and the extent of repairs and maintenance that may ultimately be required. Under certain circumstances, the cost could be significant. We consider these factors, together with market conditions, length of contract and dayrate and other contract terms, when deciding whether to return a stacked rig to service. We may consider marketing stacked rigs as accommodation units or for other alternative uses, from time to time, until drilling activity increases and we obtain drilling contracts for these units.

As of February 10, 2011, we owned all of the drilling rigs in our fleet noted in the tables below, except for the following: (1) those specifically described as being owned through our interests in joint venture companies, (2) *GSF Jack Ryan*, which is subject to a fully defeased capital lease through November 2020 and (3) *Petrobras 10000*, which is subject to a capital lease through August 2029.

In the tables presented below, the location of each rig indicates the current drilling location for operating rigs or the next operating location for rigs in shipyards with a follow-on contract, unless otherwise noted. In addition to the rigs presented below, we also own or operate three Other Rigs, including two drilling barges and a coring drillship.

Rigs Under Construction

The following table provides certain information regarding our four rigs under construction as of February 10, 2011:

Name	Type	Expected completion	Water depth capacity (in feet)	Drilling depth capacity (in feet)	Contracted location
Ultra-Deepwater Floater (a)					
Deepwater Champion	HSD	2Q 2011	12,000	40,000	To be advised
High-Specification Jackups					
Transocean Honor	Jackup	4Q 2011	400	30,000	To be advised
High-Specification Jackup TBN1	Jackup	4Q 2012	350	35,000	To be advised
High-Specification Jackup TBN2	Jackup	4Q 2012	350	35,000	To be advised

"HSD" means high-specification drillship
(a) Dynamically positioned and dual-activity.

High-Specification Floaters

The following table provides certain information regarding our 47 High-Specification Floaters as of February 10, 2011:

Name	Type	Year entered service/ upgraded (a)	Water depth capacity (in feet)	Drilling depth capacity (in feet)	Location
Ultra-Deepwater Floaters (26)					
Discoverer Clear Leader (b) (c) (d)	**HSD**	**2009**	**12,000**	**40,000**	**U.S. Gulf**
Discoverer Americas (b) (c) (d)	HSD	2009	12,000	40,000	Egypt
Discoverer Inspiration (b) (c) (d)	**HSD**	**2010**	**12,000**	**40,000**	**U.S. Gulf**
Petrobras 10000 (b) (c) (d)	HSD	2009	12,000	37,500	Brazil
Dhirubhai Deepwater KG1 (b) (d) (e)	**HSD**	**2009**	**12,000**	**35,000**	**India**
Dhirubhai Deepwater KG2 (b) (d) (e)	HSD	2010	12,000	35,000	India
Discoverer India (b) (c) (d)	**HSD**	**2010**	**10,000**	**40,000**	**India**
Discoverer Deep Seas (b) (c) (d)	HSD	2001	10,000	35,000	U.S. Gulf
Discoverer Enterprise (b) (c) (d)	**HSD**	**1999**	**10,000**	**35,000**	**U.S. Gulf**
Discoverer Spirit (b) (c) (d)	HSD	2000	10,000	35,000	U.S. Gulf
GSF C.R. Luigs (b)	**HSD**	**2000**	**10,000**	**35,000**	**U.S. Gulf**
GSF Jack Ryan (b)	HSD	2000	10,000	35,000	Nigeria
Deepwater Discovery (b)	**HSD**	**2000**	**10,000**	**30,000**	**Brazil**
Deepwater Frontier (b)	HSD	1999	10,000	30,000	Timor-Leste
Deepwater Millennium (b)	**HSD**	**1999**	**10,000**	**30,000**	**Ghana**
Deepwater Pathfinder (b)	HSD	1998	10,000	30,000	U.S. Gulf
Deepwater Expedition (b)	**HSD**	**1999**	**8,500**	**30,000**	**Malaysia**
Cajun Express (b) (f)	HSS	2001	8,500	35,000	Brazil
Deepwater Nautilus (g)	**HSS**	**2000**	**8,000**	**30,000**	**U.S. Gulf**
GSF Explorer (b)	HSD	1972/1998	7,800	30,000	Indonesia
Discoverer Luanda (b) (c) (d) (h)	**HSD**	**2010**	**7,500**	**40,000**	**Angola**
GSF Development Driller I (b) (c)	HSS	2005	7,500	37,500	U.S. Gulf
GSF Development Driller II (b) (c)	**HSS**	**2005**	**7,500**	**37,500**	**U.S. Gulf**
Development Driller III (b) (c) (d)	HSS	2009	7,500	37,500	U.S. Gulf
Sedco Energy (b) (f)	**HSS**	**2001**	**7,500**	**35,000**	**Nigeria**
Sedco Express (b) (f)	HSS	2001	7,500	35,000	Israel
Deepwater Floaters (16)					
Deepwater Navigator (b)	**HSD**	**1971/2000**	**7,200**	**25,000**	**Brazil**
Discoverer 534 (b)	HSD	1975/1991	7,000	25,000	Idle
Discoverer Seven Seas (b)	**HSD**	**1976/1997**	**7,000**	**25,000**	**India**
Transocean Marianas (g)	HSS	1979/1998	7,000	25,000	Nigeria
Sedco 702 (b)	**HSS**	**1973/2007**	**6,500**	**25,000**	**Nigeria**
Sedco 706 (b)	HSS	1976/2008	6,500	25,000	Brazil
Sedco 707 (b)	**HSS**	**1976/1997**	**6,500**	**25,000**	**Brazil**
GSF Celtic Sea (g)	HSS	1982/1998	5,750	25,000	Angola
Jack Bates (g)	**HSS**	**1986/1997**	**5,400**	**30,000**	**Australia**
M.G. Hulme, Jr. (g)	HSS	1983/1996	5,000	25,000	Idle
Sedco 709 (b)	**HSS**	**1977/1999**	**5,000**	**25,000**	**Stacked**
Transocean Richardson (g)	HSS	1988	5,000	25,000	Angola
Jim Cunningham (g)	**HSS**	**1982/1995**	**4,600**	**25,000**	**Stacked**
Sedco 710 (b)	HSS	1983/2001	4,500	25,000	Brazil
Sovereign Explorer (g)	**HSS**	**1984**	**4,500**	**25,000**	**Stacked**
Transocean Rather (g)	HSS	1988	4,500	25,000	Angola
Harsh Environment Floaters (5) (g)					
Henry Goodrich	**HSS**	**1985/2007**	**5,000**	**30,000**	**Canada**
Transocean Leader	HSS	1987/1997	4,500	25,000	Norwegian N. Sea
Paul B. Loyd, Jr.	**HSS**	**1990**	**2,000**	**25,000**	**U.K. N. Sea**
Transocean Arctic	HSS	1986	1,650	25,000	Norwegian N. Sea
Polar Pioneer	**HSS**	**1985**	**1,500**	**25,000**	**Norwegian N. Sea**

"HSD" means high-specification drillship.

"HSS" means high-specification semisubmersible.

(a) Dates shown are the original service date and the date of the most recent upgrade, if any.

(b) Dynamically positioned.

(c) Dual-activity.

(d) Enhanced Enterprise-class or Enterprise-class rig.

(e) Owned through our 50 percent interest in Transocean Pacific Drilling Inc. and pledged as collateral for debt of the joint venture company.

(f) Express-class rig.

(g) Moored floaters.

(h) Owned through our 65 percent interest in Angola Deepwater Drilling Company Limited and pledged as collateral for the debt of the joint venture company.

Midwater Floaters

The following table provides certain information regarding our 25 Midwater Floaters as of February 10, 2011:

Name	Type	Year entered service/ upgraded (a)	Water depth capacity (in feet)	Drilling depth capacity (in feet)	Location
Sedco 700	**OS**	**1973/1997**	**3,600**	**25,000**	**Stacked**
Transocean Amirante	OS	1978/1997	3,500	25,000	U.S. Gulf
Transocean Legend	**OS**	**1983**	**3,500**	**25,000**	**Australia**
GSF Arctic I	OS	1983/1996	3,400	25,000	Brazil
C. Kirk Rhein, Jr.	**OS**	**1976/1997**	**3,300**	**25,000**	**Stacked**
Transocean Driller	OS	1991	3,000	25,000	Brazil
GSF Rig 135	**OS**	**1983**	**2,800**	**25,000**	**Idle**
Falcon 100	OS	1974/1999	2,400	25,000	Brazil
GSF Rig 140	**OS**	**1983**	**2,400**	**25,000**	**Equatorial Guinea**
GSF Aleutian Key	OS	1976/2001	2,300	25,000	Stacked
Sedco 703	**OS**	**1973/1995**	**2,000**	**25,000**	**Stacked**
GSF Arctic III	OS	1984	1,800	25,000	U.K. N. Sea
Sedco 711	**OS**	**1982**	**1,800**	**25,000**	**U.K. N. Sea**
Transocean John Shaw	OS	1982	1,800	25,000	U.K. N. Sea
Sedco 712	**OS**	**1983**	**1,600**	**25,000**	**Stacked**
Sedco 714	OS	1983/1997	1,600	25,000	U.K. N. Sea
Actinia	**OS**	**1982**	**1,500**	**25,000**	**Idle**
GSF Grand Banks	OS	1984	1,500	25,000	Canada
Sedco 601	**OS**	**1983**	**1,500**	**25,000**	**Malaysia**
Sedneth 701	OS	1972/1993	1,500	25,000	Idle
Transocean Prospect	**OS**	**1983/1992**	**1,500**	**25,000**	**U.K. N. Sea**
Transocean Searcher	OS	1983/1988	1,500	25,000	Norwegian N. Sea
Transocean Winner	**OS**	**1983**	**1,500**	**25,000**	**Norwegian N. Sea**
J. W. McLean	OS	1974/1996	1,250	25,000	U.K. N. Sea
Sedco 704	**OS**	**1974/1993**	**1,000**	**25,000**	**U.K. N. Sea**

"OS" means other semisubmersible.

(a) Dates shown are the original service date and the date of the most recent upgrade, if any.

High-Specification Jackups

The following table provides certain information regarding our nine High-Specification Jackups as of February 10, 2011:

Name	Year entered service/ upgraded (a)	Water depth capacity (in feet)	Drilling depth capacity (in feet)	Location
GSF Constellation I	**2003**	**400**	**30,000**	**Gabon**
GSF Constellation II	2004	400	30,000	Egypt
GSF Galaxy I	**1991/2001**	**400**	**30,000**	**Stacked**
GSF Galaxy II	1998	400	30,000	U.K. N. Sea
GSF Galaxy III	**1999**	**400**	**30,000**	**U.K. N. Sea**
GSF Baltic	1983	375	25,000	Nigeria
GSF Magellan	**1992**	**350**	**30,000**	**Stacked**
GSF Monarch	1986	350	30,000	Idle
GSF Monitor	**1989**	**350**	**30,000**	**Idle**

(a) Dates shown are the original service date and the date of the most recent upgrades, if any.

Standard Jackups

The following table provides certain information regarding our 54 Standard Jackups as of February 10, 2011:

Name	Year entered service/ upgraded (a)	Water depth capacity (in feet)	Drilling depth capacity (in feet)	Location
Trident IX	1982	400	21,000	Idle
GSF Adriatic II	1981	350	25,000	Stacked
GSF Adriatic IX	1981	350	25,000	Nigeria
GSF Adriatic X	1982	350	30,000	Idle
GSF Key Manhattan	1980	350	25,000	Italy
GSF Key Singapore	1982	350	25,000	Stacked
GSF Adriatic VI	1981	328	25,000	Stacked
GSF Adriatic VIII	1983	328	25,000	Stacked
C. E. Thornton	1974	300	25,000	India
D. R. Stewart	1980	300	25,000	Stacked
F. G. McClintock	1975	300	25,000	India
George H. Galloway	1984	300	25,000	Stacked
GSF Adriatic I	1981	300	25,000	Stacked
GSF Adriatic V	1979	300	25,000	Stacked
GSF Adriatic XI	1983	300	25,000	Stacked
GSF Compact Driller	1992	300	25,000	Thailand
GSF Galveston Key	1978	300	25,000	Vietnam
GSF Key Gibraltar	1976/1996	300	25,000	Thailand
GSF Key Hawaii	1982	300	25,000	Qatar
GSF Labrador	1983	300	25,000	Stacked
GSF Main Pass I	1982	300	25,000	Arabian Gulf
GSF Main Pass IV	1982	300	25,000	Arabian Gulf
GSF Rig 136	1982	300	25,000	Stacked
Harvey H. Ward	1981	300	25,000	Idle
J. T. Angel	1982	300	25,000	India
Randolph Yost	1979	300	25,000	Stacked
Roger W. Mowell	1982	300	25,000	Stacked
Ron Tappmeyer	1978	300	25,000	India
Transocean Shelf Explorer	1982	300	20,000	Stacked
Interocean III	1978/1993	300	25,000	Stacked
Transocean Nordic	1984	300	25,000	Stacked
Trident II	1977/1985	300	25,000	India
Trident IV-A	1980/1999	300	25,000	Stacked
Trident 17	1983	300	25,000	Stacked
Trident XII	1982/1992	300	25,000	India
Trident XIV	1982/1994	300	25,000	Angola
Trident 15	1982	300	25,000	Thailand
Trident 16	1982	300	25,000	Vietnam
Trident VIII	1981	300	21,000	Gabon
GSF Parameswara	1983	300	20,000	Indonesia
GSF Rig 134	1982	300	20,000	Stacked
GSF High Island II	1979	270	20,000	Arabian Gulf
GSF High Island IV	1980/2001	270	20,000	Arabian Gulf
GSF High Island V	1981	270	20,000	Stacked
GSF High Island VII	1982	250	20,000	Nigeria
GSF High Island IX	1983	250	20,000	Stacked
GSF Rig 103	1974	250	20,000	Stacked
GSF Rig 105	1975	250	20,000	Egypt
GSF Rig 124	1980	250	20,000	Idle
GSF Rig 127	1981	250	20,000	Stacked
GSF Rig 141	1982	250	20,000	Egypt
Transocean Comet	1980	250	20,000	Egypt
Trident VI	1981	220	21,000	Stacked
GSF Britannia	1968	200	20,000	Stacked

(a) Dates shown are the original service date and the date of the most recent upgrade, if any.

Markets

Our operations are geographically dispersed in oil and gas exploration and development areas throughout the world. Although the cost of moving a rig and the availability of rig-moving vessels may cause the balance between supply and demand to vary between regions, significant variations do not tend to exist long-term because of rig mobility. Consequently, we operate in a single, global offshore drilling market. Because our drilling rigs are mobile assets and are able to be moved according to prevailing market conditions, we cannot predict the percentage of our revenues that will be derived from particular geographic or political areas in future periods.

In recent years, there has been increased emphasis by oil companies on exploring for hydrocarbons in deeper waters. This deepwater focus is due, in part, to technological developments that have made such exploration more feasible and cost-effective. Therefore, water-depth capability is a key component in determining rig suitability for a particular drilling project. Another distinguishing feature in some drilling market sectors is a rig's ability to operate in harsh environments, including extreme marine and climatic conditions and temperatures.

The deepwater and midwater market sectors are serviced by our semisubmersibles and drillships. Although the term *deepwater* as used in the drilling industry to denote a particular sector of the market can vary and continues to evolve with technological improvements, we generally view the deepwater market sector as that which begins in water depths of approximately 4,500 feet and extends to the maximum water depths in which rigs are capable of drilling, which is currently approximately 12,000 feet. We view the midwater market sector as that which covers water depths of about 300 feet to approximately 4,500 feet.

The global jackup market sector begins at the outer limit of the transition zone and extends to water depths of about 400 feet. This sector has been developed to a significantly greater degree than the deepwater market sector because the shallower water depths have made it much more affordable and accessible than the deeper water market sectors.

The *transition zone* market sector is characterized by marshes, rivers, lakes, and shallow bay and coastal water areas. We operate in this sector using our two barge drilling rigs located in Southeast Asia.

Contract Backlog

Our contract backlog at December 31, 2010 was approximately $24.6 billion, representing a 21 percent and 38 percent decrease compared to our contract backlog of $31.2 billion and $39.8 billion at December 31, 2009 and 2008, respectively. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook—Drilling market" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Performance and Other Key Indicators."

Operating Revenues and Long-Lived Assets by Country

Operating revenues and long-lived assets by country are as follows (in millions):

	Years ended December 31,		
	2010	2009	2008
Operating revenues			
U.S.	$ 2,117	$ 2,239	$ 2,578
Brazil	1,288	1,108	547
U.K.	1,183	1,563	2,012
India	828	1,084	890
Other countries (a)	4,160	5,562	6,647
Total operating revenues	$ 9,576	$ 11,556	$ 12,674

	December 31,	
	2010	2009
Long-lived assets		
U.S.	$ 5,573	$ 6,203
India	2,632	1,358
Brazil	2,472	1,433
South Korea	820	3,128
Other countries (a)	9,961	10,896
Total long-lived assets	$ 21,458	$ 23,018

(a) Other countries represents countries in which we operate that individually had operating revenues or long-lived assets representing less than 10 percent of total operating revenues earned or total long-lived assets for any of the periods presented

Contract Drilling Services

Our contracts to provide offshore drilling services are individually negotiated and vary in their terms and provisions. We obtain most of our contracts through competitive bidding against other contractors. Drilling contracts generally provide for payment on a dayrate basis, with higher rates while the drilling unit is operating and lower rates for periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond our control.

A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. Certain of our contracts with customers may be cancelable at the option of the customer upon payment of an early termination payment. Such payments may not, however, fully compensate us for the loss of the contract. Contracts also customarily provide for either automatic termination or termination at the option of the customer typically without the payment of any termination fee, under various circumstances such as non-performance, in the event of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond our control. The contract term in some instances may be extended by the customer exercising options for the drilling of additional wells or for an additional term. Our contracts also typically include a provision that allows the customer to extend the contract to finish drilling a well-in-progress. During periods of depressed market conditions, our customers may seek to renegotiate firm drilling contracts to reduce their obligations or may seek to repudiate their contracts. Suspension of drilling contracts will result in the reduction in or loss of dayrate for the period of the suspension. If our customers cancel some of our contracts and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statement of financial position, results of operations or cash flows. See "Item 1A. Risk Factors—Risks related to our business—Our drilling contracts may be terminated due to a number of events."

Consistent with standard industry practice, our customers generally assume, and indemnify us against, well control and subsurface risks under dayrate contracts. Under all of our current drilling contracts, the operator indemnifies us for pollution damages in connection with reservoir fluids stemming from operations under the contract; and we indemnify the operator for pollution from substances in our control that originate from the rig (e.g., diesel used onboard the rig or other fluids stored onboard the rig and above the water surface). Also, under all of our current drilling contracts, the operator indemnifies us against damage to the well or reservoir and loss of subsurface oil and gas and the cost of bringing the well under control. However, our drilling contracts are individually negotiated, and the degree of indemnification we receive from the operator against the liabilities discussed above can vary from contract to contract, based on market conditions and customer requirements existing when the contract was negotiated. In some instances, we have contractually agreed upon certain limits to our indemnification rights and can be responsible for damages up to a specified maximum dollar amount, which amount is usually $5 million or less, although the amount can be greater depending on the nature of our liability. In most instances in which we are indemnified for damages to the well, we have the responsibility to redrill the well at a reduced dayrate. Notwithstanding a contractual indemnity from a customer, there can be no assurance that our customers will be financially able to indemnify us or will otherwise honor their contractual indemnity obligations.

The interpretation and enforceability of a contractual indemnity depends upon the specific facts and circumstances involved, as governed by applicable laws. The question may ultimately need to be decided by a court or other proceeding which will need to consider the specific contract language, the facts and applicable laws. The inability or other failure of our customers to fulfill their indemnification obligations to us could have a material adverse effect on our consolidated statement of financial position, results of operations and cash flows.

Drilling Management Services

We provide drilling management services primarily on a turnkey basis through Applied Drilling Technology Inc., our wholly owned subsidiary, which primarily operates in the U.S. Gulf of Mexico, and through ADT International, a division of one of our U.K. subsidiaries, which primarily operates in the North Sea (together, "ADTI"). As part of our turnkey drilling services, we provide planning, engineering and management services beyond the scope of our traditional contract drilling business and, thereby, assume greater risk. Under turnkey arrangements, we typically assume responsibility for the design and execution of a well and deliver a logged or cased hole to an agreed depth for a guaranteed price for which payment is contingent upon successful completion of the well program.

In addition to turnkey drilling services, we participate in project management operations that include providing certain planning, management and engineering services, purchasing equipment and providing personnel and other logistical services to customers. Our project management services differ from turnkey drilling services in that the customer assumes control of the drilling operations and thereby retains the risks associated with the project.

These drilling management services revenues represented less than four percent of our consolidated revenues for the year ended December 31, 2010. In the course of providing drilling management services, ADTI may use a drilling rig in our fleet or contract for a rig owned by another contract driller.

Integrated Services

From time to time, we provide well and logistics services in addition to our normal drilling services through third party contractors and our employees. We refer to these other services as integrated services, which are generally subject to individual contractual agreements executed to meet specific customer needs and may be provided on either a dayrate, cost plus or fixed-price basis, depending on the daily activity. As of February 10, 2011, we were only performing such services in India. These integrated services revenues represented less than one percent of our consolidated revenues for the year ended December 31, 2010.

Oil and Gas Properties

We conduct oil and gas exploration, development and production activities through our oil and gas subsidiaries. We acquire interests in oil and gas properties principally in order to facilitate the awarding of turnkey contracts for our drilling management services operations. Our oil and gas activities are conducted through Challenger Minerals Inc. and Challenger Minerals (North Sea) Limited (together, "CMI"), which hold property interests primarily in the U.S. offshore Louisiana and Texas and in the U.K. sector of the North Sea. The oil and gas properties revenues represented less than one percent of our consolidated revenues for the year ended December 31, 2010.

Joint Venture, Agency and Sponsorship Relationships and Other Investments

In some areas of the world, local customs and practice or governmental requirements necessitate the formation of joint ventures with local participation, which we may or may not control. We are an active participant in several joint venture drilling companies, principally in Angola, India, Indonesia, Malaysia and Nigeria. Local laws or customs in some areas of the world also effectively mandate establishment of a relationship with a local agent or sponsor. When appropriate in these areas, we enter into agency or sponsorship agreements.

We hold a 50 percent interest in Transocean Pacific Drilling Inc. ("TPDI"), a consolidated British Virgin Islands joint venture company formed by us and Pacific Drilling Limited ("Pacific Drilling"), a Liberian company, to own and operate two ultra-deepwater drillships named *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2*. Under a management services agreement with TPDI, we provide operating management services for *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2*. Effective October 18, 2010, Pacific Drilling has the unilateral right to exchange its interest in the joint venture for our shares or cash, at an amount based on an appraisal of the fair value of the drillships, subject to certain adjustments.

We hold a 65 percent interest in Angola Deepwater Drilling Company Limited ("ADDCL"), a consolidated Cayman Islands joint venture company formed to own and operate *Discoverer Luanda*. Angco Cayman Limited, a Cayman Islands company, holds the remaining 35 percent interest in ADDCL. Under a management services agreement with ADDCL, we provide operating management services for *Discoverer Luanda*. Beginning January 31, 2016, Angco Cayman Limited will have the right to exchange its interest in the joint venture for cash at an amount based on an appraisal of the fair value of the drillship, subject to certain adjustments.

We hold a 50 percent interest in Overseas Drilling Limited ("ODL"), an unconsolidated Cayman Islands joint venture company, which owns and operates *Joides Resolution*. Siem Offshore Invest AS owns the other 50 percent interest in ODL. Under a management services agreement with ODL, we provide certain operational and management services.

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions."

Significant Customers

We engage in offshore drilling services for most of the leading international oil companies (or their affiliates), as well as for many government-controlled and independent oil companies. Our most significant customer in 2010 was BP plc (together with its affiliates, "BP"), accounting for approximately 10 percent of our operating revenues. The loss of this significant customer could, at least in the short term, have a material adverse effect on our results of operations. No other customer accounted for 10 percent or more of our 2010 operating revenues.

Employees

We require highly skilled personnel to operate our drilling units. We conduct extensive personnel recruiting, training and safety programs. At December 31, 2010, we had approximately 18,050 employees, including approximately 1,950 persons engaged through contract labor providers. Some of our employees working in Angola, the U.K., Norway and Australia, are represented by, and some of our contracted labor work under, collective bargaining agreements. Many of these represented individuals are working under agreements that are subject to annual salary negotiation. These negotiations could result in higher personnel expenses, other increased costs or increased operational restrictions as the outcome of such negotiations apply to all offshore employees not just the union members.

Additionally, the unions in the U.K. sought an interpretation of the application of the Working Time Regulations to the offshore sector. Although the Employment Tribunal endorsed the unions' position that offshore workers are entitled to 28 days of annual leave, at the subsequent appeals to date, both the Employment Appeal Tribunal and the Court of Session have reversed the Employment Tribunal's decision. However, the unions have intimated their intention to lodge a further appeal to the Supreme Court which may not be heard until the fourth quarter of 2011 or 2012.

The application of the Working Time Regulations to the offshore sector could result in higher labor costs and could undermine our ability to obtain a sufficient number of skilled workers in the U.K. Legislation has been introduced in the U.S. Congress that could encourage additional unionization efforts in the U.S., as well as increase the chances that such efforts succeed. Additional unionization efforts, if successful, new collective bargaining agreements or work stoppages could materially increase our labor costs and operating restrictions.

Technological Innovation

We are the world's largest offshore drilling contractor and leading provider of drilling management services worldwide. Our fleet is considered one of the most modern and versatile in the world due to its emphasis on technically demanding sectors of the offshore drilling business. Since launching the offshore industry's first jackup drilling rig in 1954, we have achieved a long history of technological innovations, including the first dynamically positioned drillship, the first rig to drill year-round in the North Sea, the first semisubmersible rig for Sub-Arctic, year-round operations, and the latest generations of ultra-deepwater drillships and semisubmersibles. Twelve of our existing fleet are, and one of our newbuilds will be, equipped with our patented dual-activity technology, which allows our rigs to perform simultaneous drilling tasks in a parallel rather than sequential manner and reduces critical path activity while improving efficiency in both exploration and development drilling. The effective use of and continued improvements in technology are critical to the maintenance of our competitive position within the drilling services industry. We expect to continue to develop technology internally or to acquire technology through strategic acquisitions.

Environmental Regulation

For a discussion of the effects of environmental regulation, see "Item 1A. Risk Factors—Risks related to our business—Compliance with or breach of environmental laws can be costly and could limit our operations."

Our operations are subject to a variety of global environmental regulations. We monitor environmental regulation in each country of operation and, while we see an increase in general environmental regulation, we have made and will continue to make the required expenditures to comply with current and future environmental requirements. We make expenditures to further our commitment to environmental improvement and the setting of a global environmental standard as part of our wider corporate responsibility effort. We assess the environmental impacts of our business, specifically in the areas of greenhouse gas emissions, climate change, discharges and waste management. We report our global emissions data each year through the Carbon Disclosure Project in addition to a description of our actions being undertaken to manage under future emissions legislation under development in a number of countries in North America and Europe. Our actions are designed to reduce risk in our future operations and promote sound environmental management. While we continue to assess further projects designed to reduce our overall emissions, to date, we have not expended material amounts in order to comply with recent legislation, and we do not believe that our compliance with such requirements will have a material adverse effect upon our results of operations or competitive position or materially increase our capital expenditures.

Available Information

Our website address is www.deepwater.com. Information contained on or accessible from our website is not incorporated by reference into our annual report on Form 10-K and should not be considered a part of that report or any other filing that we make with the SEC. We make available on this website free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file those materials with, or furnish those materials to, the SEC. You may also find information related to our corporate governance, board committees and company code of business conduct and ethics on our website. The SEC also maintains a website, www.sec.gov, that contains reports, proxy statements and other information regarding SEC registrants, including us.

We recently replaced our Code of Business Conduct and Ethics with a Code of Integrity. We intend to satisfy the requirement under Item 5.05 of Form 8-K to disclose any amendments to our Code of Integrity and any waiver from any provision of our Code of Integrity by posting such information in the Corporate Governance section of our website at www.deepwater.com.

Item 1A. Risk Factors

Risks related to our business

The Macondo well incident could result in increased expenses and decreased revenues, which could ultimately have a material adverse effect on us.

Numerous lawsuits have been filed against us and unaffiliated defendants related to the Macondo well incident, and we expect additional lawsuits to be filed. We are subject to claims alleging that we are jointly and severally liable, along with BP and others, for damages arising from the Macondo well incident. We expect to incur significant legal fees and costs in responding to these matters. We may also be subject to governmental fines or penalties. Although we have excess liability insurance coverage, our personal injury and other third party liability insurance coverage is subject to deductibles and overall aggregate policy limits. In addition, the Macondo well operator has submitted a claim on our excess liability coverage. Such a claim, if paid, could limit the amount of coverage otherwise available to us. In addition, other parties may submit claims on our excess liability coverage in the future. There can be no assurance that our insurance will ultimately be adequate to cover all of our potential liabilities in connection with these matters. For a discussion of the potential impact of the failure of the Macondo well operator to honor its indemnification obligations to us, see "We could experience a material adverse effect on our consolidated statement of financial position, results of operations and cash flows to the extent any of the operator's indemnification obligations to us are not enforceable or the operator does not indemnify us" below. If we ultimately incur substantial liabilities in connection with these matters with respect to which we are neither insured nor indemnified, those liabilities could have a material adverse effect on us.

As a result of the incident, our business will be negatively impacted by the loss of revenue from *Deepwater Horizon*. The backlog associated with the *Deepwater Horizon* drilling contract was approximately $590 million through the end of the contract term in 2013. We do not carry insurance for business interruption or loss of hire. For the year ended December 31, 2010, incremental costs associated with the Macondo well incident, recorded in operating and maintenance expense, were $137 million, including approximately $65 million associated with our insurance deductibles, $26 million of higher insurance premiums, $22 million of additional legal expenses related to lawsuits and investigations, net of insurance recoveries, and $24 million of additional costs primarily related to our internal investigation of the Macondo well incident, including consultant costs, travel costs and other miscellaneous costs. For the year ending December 31, 2011 we expect incremental operating costs and expenses associated with the Macondo well incident to be approximately $100 million, primarily related to legal costs and expenses resulting from lawsuits and investigations, net of insurance recoveries. We may also experience increased operating and maintenance expenses resulting from changing regulations and practices as a result of the Macondo well incident. Two rating agencies have reduced our credit ratings and have placed our ratings on negative outlook because of the uncertainties and contingencies resulting from the incident. These uncertainties and contingencies could result in further reductions of our credit ratings by the rating agencies or could have a material adverse effect on our ability to access the debt and equity markets, and could ultimately have an adverse effect on our liquidity in the future.

Our business may also be adversely impacted by any negative publicity relating to the incident and us, any negative perceptions about us by customers, the skilled personnel that we require to support our operations or others, any further increases in premiums for insurance or difficulty in obtaining coverage and the diversion of management's attention from our other operations to focus on matters relating to the incident. Ultimately, these factors could have a material adverse effect on our statement of financial position, results of operations or cash flows.

We could experience a material adverse effect on our consolidated statement of financial position, results of operations and cash flows to the extent any of the operator's indemnification obligations to us are not enforceable or the operator does not indemnify us.

The combined response team was unable to stem the flow of hydrocarbons from the well prior to the sinking of the rig. The resulting spill of hydrocarbons has been the most extensive in United States ("U.S.") history. According to its public filings, as of December 31, 2010, the operator had already recognized a pre-tax charge of $40.9 billion in relation to the spill. As described under "Part I. Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations—Contingencies—Macondo well incident—Contractual indemnity," under the drilling contract for *Deepwater Horizon*, BP has agreed to indemnify us with respect to certain matters, and we have agreed to indemnify BP with respect to certain matters. We could ultimately experience a material adverse effect on our consolidated statement of financial position, results of operations and cash flows to the extent that BP does not honor its indemnification obligations, including by reason of financial or legal restrictions, or our insurance policies do not fully cover these amounts. In response to our demand to BP to honor its indemnity obligations, BP's outside counsel has submitted a letter to us that stated that BP could not yet determine that it was obligated to defend or indemnify us under the contract and that BP has reserved its rights in that regard. The letter also claims that the operator may not be obligated to defend or indemnify us based on various arguments, including alleged breach of contract and gross negligence or other factors, such as in the event our actions materially increased the risks to, or prejudiced the rights of, BP. The interpretation and enforceability of this contractual indemnity depends upon the specific facts and circumstances involved in this case, as governed by applicable laws. The question may ultimately need to be decided by an independent arbitrator or the courts or other proceeding which will need to consider the specific contract language, the facts and applicable laws.

The continuing effects of the moratorium on drilling operations in the U.S Gulf of Mexico and new related enhanced regulations could materially and adversely affect our worldwide operations.

In May 2010, the U.S. government implemented a six-month moratorium on certain drilling activities in the U.S. Gulf of Mexico, which was lifted on October 12. 2010. While the moratorium was in place. some operators claimed that the moratorium was a force majeure event under their drilling contracts that allowed them to terminate these contracts. We do not believe that a force majeure event existed as a result of the moratorium or the enhanced drilling regulations in effect following the moratorium and are in discussions with our customers. In some instances. we have negotiated lower special standby dayrates with our customers for rigs in the U.S. Gulf of Mexico for the period in which the moratorium was in effect or while our customers are unable to obtain drilling permits and have also agreed that for every day on a special standby rate the contract term is extended by an equal number of days.

In connection with the moratorium. new governmental safety and environmental requirements applicable to both deepwater and shallow water operations were adopted. In order to obtain drilling permits and resume drilling activities, operators must submit applications that demonstrate compliance with enhanced regulations. which now require independent third-party inspections. certification of well design and well control equipment and emergency response plans in the event of a blowout. among other requirements. Operators have. and may continue to have. difficulties obtaining drilling permits in the U.S. Gulf of Mexico. Although we are working in close consultation with our customers to review and implement the new rules and requirements, we cannot predict when, if at all, operators will be able to satisfy these requirements. These new safety and environmental guidelines. and any further new guidelines or regulations the U.S. government may issue or any other steps the U.S. government may take. have disrupted and could continue to disrupt or delay operations, increase the cost of operations, increase out-of-service time or reduce the area of operations for drilling rigs in U.S. and non-U.S. offshore areas. The U.S. government and other governments could adopt similar moratoria and take similar actions relating to implementing new safety and environmental regulations in the future. Additionally. some of our customers have elected to voluntarily comply with some or all of the new inspections, certification requirements and safety and environmental guidelines on rigs operating outside of the U.S. Gulf of Mexico. Additional governmental regulations and requirements concerning licensing, taxation, equipment specifications and training requirements could increase the costs of our operations, increase certification and permitting requirements, increase review periods and impose increased liability on offshore operations.

The continuing effects of the moratorium and enhanced regulations may result in a number of rigs being moved. or becoming available for movement. to locations outside of the U.S. Gulf of Mexico. which could potentially reduce dayrates worldwide and negatively affect our ability to contract our rigs that are currently uncontracted or coming off contract. The continuing effects of the moratorium and enhanced regulations may also decrease the demand for drilling services. negatively affect dayrates and increase out-of-service time, which could ultimately have a material adverse affect on our revenue and profitability. We are unable to predict the full impact that the continuing effects of the moratorium and the enhanced regulations will have on our operations.

Many investigations are ongoing in connection with the Macondo well incident, the outcome of which are unknown and could have a material adverse effect on us.

The Departments of Homeland Security and Interior have begun a joint investigation into the cause or causes of the Macondo well incident. The U.S. Coast Guard and the Bureau of Ocean Energy Management, Regulation, and Enforcement (the "BOE") share jurisdiction over the investigation into the incident. In connection with the investigation, we received subpoenas from the Office of Inspector General of the Department of Interior for certain information. In addition, an investigation has been commenced by the Chemical Safety Board, and the President of the United States has established the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling (the "National Commission") to. among other things. examine the relevant facts and circumstances concerning the cause or causes of the Macondo well incident and develop options for guarding against future oil spills associated with offshore drilling. In addition, we have participated in hearings related to the incident before various committees and subcommittees of the House of Representatives and the Senate of the United States. These hearings may result in changes in laws and regulations that may have a material adverse effect on the level of liability that we expect in connection with the Macondo well incident.

On June 28, 2010, we received a letter from the U.S. Department of Justice ("DOJ") asking us to meet with them to discuss our financial responsibilities in connection with the Macondo well incident and requesting that we provide them certain financial and organizational information. The letter also requested that we provide the DOJ advance notice of certain corporate actions involving the transfer of cash or other assets outside the ordinary course of business. We have engaged in discussions with the DOJ and have responded to their document requests, and we expect these discussions to continue. In addition, on December 15, 2010, the DOJ filed a civil lawsuit against us and other unaffiliated defendants. The complaint alleges violations under the Oil Pollution Act of 1990 and the Clean Water Act, and the DOJ reserved its rights to amend the complaint to add new claims and defendants. The complaint asserts that all defendants are jointly and severally liable for all removal costs and damages resulting from the Macondo well incident. In addition to the civil complaint, the DOJ served us with Civil Investigative Demands ("CIDs") on December 8, 2010. These demands are part of an on-going investigation by the DOJ to determine if we made false claims in connection with the operator's acquisition of the leasehold interest in the Mississippi Canyon Block 252, Gulf of Mexico and drilling operations on *Deepwater Horizon*.

Our business depends on the level of activity in the offshore oil and gas industry, which is significantly affected by volatile oil and gas prices and other factors.

Our business depends on the level of activity in oil and gas exploration, development and production in offshore areas worldwide. Demand for our services depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and, to a lesser extent, natural gas prices. Demand for our services is particularly sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. Any prolonged reduction in oil and natural gas prices could depress the immediate levels of exploration, development, and production activity. Perceptions of longer-term lower oil and natural gas prices by oil and gas companies could similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects. Lower levels of activity result in a corresponding decline in the demand for our services, which could have a material adverse effect on our revenue and profitability. Oil and gas prices and market expectations of potential changes in these prices significantly affect this level of activity. However, higher commodity prices do not necessarily translate into increased drilling activity since customers' expectations of future commodity prices typically drive demand for our rigs. Also, increased competition for customers' drilling budgets could come from, among other areas, land-based energy markets in Africa, Russia, Western Asian countries, the Middle East, the U.S. and elsewhere. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments also affect customers' drilling campaigns. Worldwide military, political and economic events have contributed to oil and gas price volatility and are likely to do so in the future.

Oil and gas prices are extremely volatile and are affected by numerous factors, including the following:

- worldwide demand for oil and gas including economic activity in the U.S. and other energy-consuming markets;
- the ability of the Organization of the Petroleum Exporting Countries ("OPEC") to set and maintain production levels and pricing;
- the level of production in non-OPEC countries;
- the policies of various governments regarding exploration and development of their oil and gas reserves;
- advances in exploration and development technology; and
- the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, civil unrest or other crises in the Middle East or other geographic areas or further acts of terrorism in the U.S., or elsewhere.

Our industry is highly competitive and cyclical, with intense price competition.

The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded a job, although rig availability and the quality and technical capability of service and equipment may also be considered.

Our industry has historically been cyclical and is impacted by oil and gas price levels and volatility. There have been periods of high demand, short rig supply and high dayrates, followed by periods of low demand, excess rig supply and low dayrates. Changes in commodity prices can have a dramatic effect on rig demand, and periods of excess rig supply intensify the competition in the industry and often result in rigs being idle for long periods of time. Since the onset of the worldwide financial and economic downturn, we have experienced weakness in our Midwater Floater, High-Specification Jackups and Standard Jackup market sectors. We have idled and stacked rigs, and may in the future idle or stack additional rigs or enter into lower dayrate contracts in response to market conditions. We cannot predict when any idled or stacked rigs will return to service.

During prior periods of high dayrates and utilization, industry participants have increased the supply of rigs by ordering the construction of new units. This has typically resulted in an oversupply of rigs and has caused a subsequent decline in dayrates and utilization, sometimes for extended periods of time. Presently, there are numerous recently constructed high-specification floaters and jackups that have entered the market, and there are more that are under contract for construction. The entry into service of these new units has increased and will continue to increase supply and could curtail a strengthening, or trigger a reduction, in dayrates as rigs are absorbed into the active fleet. Any further increase in construction of new units would likely exacerbate the negative impact on dayrates and utilization. Lower dayrates and utilization could adversely affect our revenues and profitability.

We rely heavily on a relatively small number of customers and the loss of a significant customer or a dispute that leads to the loss of a customer could have a material adverse impact on our financial results.

We engage in offshore drilling services for most of the leading international oil companies (or their affiliates), as well as for many government-controlled and independent oil companies. Our most significant customer in 2010 was BP, accounting for 10 percent of our operating revenues for the year ended December 31, 2010. As of February 10, 2011, the contract backlog associated with our contracts with BP and its affiliates was $2.9 billion. Our relationship with BP, whose affiliate was the operator of the Macondo well, could also be negatively impacted by the Macondo well incident. The loss of this customer or another significant customer could, at least in the short term, have a material adverse effect on our results of operations.

Our operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues.

Our operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Costs for operating a rig are generally fixed or only semi-variable regardless of the dayrate being earned. In addition, should our rigs incur idle time between contracts, we typically will not reduce the staff on those rigs because we will use the crew to prepare the rig for its next contract. During times of reduced activity, reductions in costs may not be immediate as portions of the crew may be required to prepare rigs for stacking, after which time the crew members are assigned to active rigs or dismissed. In addition, as our rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are amortized.

Our shipyard projects and operations are subject to delays and cost overruns.

As of February 10, 2011, we had one Ultra-Deepwater Floater and three High-Specification Jackup newbuild rig projects. We also have a variety of other more limited shipyard projects at any given time. These shipyard projects are subject to the risks of delay or cost overruns inherent in any such construction project resulting from numerous factors, including the following:

- shipyard availability;
- shortages of equipment, materials or skilled labor;
- unscheduled delays in the delivery of ordered materials and equipment;
- engineering problems, including those relating to the commissioning of newly designed equipment;
- availability of suppliers to recertify equipment for enhanced regulations;
- work stoppages;
- customer acceptance delays;
- weather interference or storm damage;
- civil unrest;
- unanticipated cost increases; and
- difficulty in obtaining necessary permits or approvals.

These factors may contribute to cost variations and delays in the delivery of our newbuild units and other rigs undergoing shipyard projects. Delays in the delivery of these units would result in delay in contract commencement, resulting in a loss of revenue to us, and may also cause customers to terminate or shorten the term of the drilling contract for the rig pursuant to applicable late delivery clauses. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms, if at all.

Our operations also rely on a significant supply of capital and consumable spare parts and equipment to maintain and repair our fleet. We also rely on the supply of ancillary services, including supply boats and helicopters. Shortages in materials, delays in the delivery of necessary spare parts, equipment or other materials, or the unavailability of ancillary services could negatively impact our future operations and result in increases in rig downtime, and delays in the repair and maintenance of our fleet.

Our drilling contracts may be terminated due to a number of events.

Certain of our contracts with customers may be cancelable at the option of the customer upon payment of an early termination payment. Such payments may not, however, fully compensate us for the loss of the contract. Contracts also customarily provide for either automatic termination or termination at the option of the customer typically without the payment of any termination fee, under various circumstances such as non-performance, as a result of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond our control. During periods of depressed market conditions such as the current economic downturn, we are subject to an increased risk of our customers seeking to repudiate their contracts, including through claims of non-performance. Our customers' ability to perform their obligations under their drilling contracts with us may also be negatively impacted by the economic downturn. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.

Our current backlog of contract drilling revenue may not be fully realized.

Our contract backlog as of February 10, 2011 was approximately $24.0 billion. This amount represents the firm term of the contract multiplied by the contractual operating rate, which may be higher than the actual dayrate we receive or we may receive other dayrates included in the contract such as waiting on weather rate, repair rate or force majeure rate. The contractual operating dayrate may also be higher than the actual dayrate we receive because of a number of factors, including rig downtime or suspension of operations. Our contract backlog includes signed drilling contracts and, in some cases, other definitive agreements awaiting contract execution. We may not be able to realize the full amount of our contract backlog due to events beyond our control. In addition, some of our customers have experienced liquidity issues, and these liquidity issues could increase if commodity prices decline to lower levels for an extended period of time. Liquidity issues could lead our customers to go into bankruptcy or could encourage our customers to seek to repudiate, cancel or renegotiate these agreements for various reasons, as described under "Our drilling contracts may be terminated due to a number of events" above. Our inability to realize the full amount of our contract backlog may have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

The global nature of our operations involves additional risks.

We operate in various regions throughout the world, which may expose us to political and other uncertainties, including risks of:

- terrorist acts, war, piracy and civil disturbances;
- seizure, expropriation or nationalization of equipment;
- imposition of trade barriers;
- import-export quotas;
- wage and price controls;
- changes in law and regulatory requirements, including changes in interpretation and enforcement;
- damage to our equipment or violence directed at our employees, including kidnappings;
- civil unrest resulting in suspension of operations;
- complications associated with supplying, repairing and replacing equipment in remote locations; and
- the inability to move income or capital.

Our non-U.S. contract drilling operations are subject to various laws and regulations in certain countries in which we operate, including laws and regulations relating to the import and export, equipment and operation of drilling units, currency conversions and repatriation, oil and gas exploration and development, and taxation of offshore earnings and earnings of expatriate personnel. We are also subject to the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") and other U.S. laws and regulations governing our international operations. In addition, various state and municipal governments, universities and other investors have proposed or adopted divestment and other initiatives regarding investments (including, with respect to state governments, by state retirement systems) in companies that do business with countries that have been designated as state sponsors of terrorism by the U.S. State Department. Our internal compliance program has identified and we have self-reported a potential OFAC compliance issue involving the shipment of goods by a freight forwarder through Iran, a country that has been designated as a state sponsor of terrorism by the U.S. State Department. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Contingencies—Regulatory matters." We have also operated rigs in Myanmar, a country that is subject to some U.S. trading sanctions. We have received and responded to an administrative subpoena from OFAC concerning our operations in Myanmar and a follow up administrative subpoena from OFAC with questions relating to the previous Myanmar operations subpoena response and the self-reported shipment through Iran matter. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets. Investors could view any potential violations of OFAC regulations negatively, which could adversely affect our reputation and the market for our shares.

Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries, including local content requirements for participating in tenders for certain drilling contracts. Many governments favor or effectively require the awarding of drilling contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, government action, including initiatives by OPEC, may continue to cause oil or gas price volatility. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work by major oil companies and may continue to do so.

A substantial portion of our drilling contracts are partially payable in local currency. Those amounts may exceed our local currency needs, leading to the accumulation of excess local currency, which, in certain instances, may be subject to either temporary blocking or other difficulties converting to U.S. dollars. Excess amounts of local currency may be exposed to the risk of currency exchange losses.

The shipment of goods, services and technology across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by unique customs laws and regulations in each of the countries where we operate. Moreover, many countries, including the U.S., control the import and export of certain goods, services and technology and impose related import and export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities, and we are also subject to the U.S. anti-boycott law.

The laws and regulations concerning import and export activity, recordkeeping and reporting, import and export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. The global economic downturn may increase some foreign government's efforts to enact, enforce, amend or interpret laws and regulations as a method to increase revenue. Shipments can be delayed and denied import or export for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with these applicable legal and regulatory obligations also could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

An inability to obtain visas and work permits for our employees on a timely basis could hurt our operations and have an adverse effect on our business.

Our ability to operate worldwide depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. For example, in the past few years, we have experienced considerable difficulty in obtaining the necessary visas and work permits for our employees to work in Angola, where we operate a number of rigs. If we are not able to obtain visas and work permits for the employees we need to operate our rigs on a timely basis, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.

Failure to comply with the U.S. Foreign Corrupt Practices Act and the Bribery Act 2010 recently enacted by the U.K. could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

The U.S. Foreign Corrupt Practices Act ("FCPA") and similar anti-bribery laws in other jurisdictions, including the Bribery Act 2010 recently enacted by the U.K., generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. If we are found to be liable for FCPA violations or, once implemented, violations under the Bribery Act 2010 (either due to our own acts or our omissions, or due to the acts or omissions of others, including our partners in our various joint ventures), we could suffer from civil and criminal penalties or other sanctions, which could have a material adverse effect on our business, financial condition, and results of operations.

Civil penalties under the anti-bribery provisions of the FCPA could range up to $10,000 per violation, with a criminal fine up to the greater of $2 million per violation or twice the gross pecuniary gain to us or twice the gross pecuniary loss to others, if larger. Civil penalties under the accounting provisions of the FCPA can range up to $500,000 per violation and a company that knowingly commits a violation can be fined up to $25 million per violation. In addition, both the SEC and the DOJ could assert that conduct extending over a period of time may constitute multiple violations for purposes of assessing the penalty amounts. Often, dispositions for these types of matters result in modifications to business practices and compliance programs and possibly the appointment of a monitor to review future business and practices with the goal of ensuring compliance with the FCPA. On November 4, 2010, we reached a settlement with the SEC and the DOJ with respect to certain charges relating to the anti-bribery and books and records provisions of the FCPA. In November 2010, under the terms of the settlements, we paid a total of approximately $27 million in penalties, interest and disgorgement of profits. We have also consented to the entry of a civil injunction in two SEC actions and have entered into a three-year deferred prosecution agreement with the DOJ (the "DPA"). In connection with the DPA, we have agreed to implement and maintain certain internal controls, policies and procedures. For the duration of the DPA, we are also obligated to provide an annual written report to the DOJ of our efforts and progress in maintaining and enhancing our compliance policies and procedures. In the event the DOJ determines that we have knowingly violated the terms of the DPA, the DOJ may impose an extension of the term of the agreement or, if the DOJ determines we have breached the DPA, the DOJ may pursue criminal charges or a civil or administrative action against us. The DOJ may also find, in its sole discretion, that a change in circumstances has eliminated the need for the corporate compliance reporting obligations of the DPA and may terminate the DPA prior to the three-year term. Failure to comply with the terms of the DPA may impact our operations and any resulting fines may have a material adverse effect on our results of operations or cash flows.

We could also face fines, sanctions and other penalties from authorities in the relevant foreign jurisdictions, including prohibition of our participating in or curtailment of business operations in those jurisdictions and the seizure of rigs or other assets. Our customers in those jurisdictions could seek to impose penalties or take other actions adverse to our interests. We could also face other third-party claims by directors, officers, employees, affiliates, advisors, attorneys, agents, stockholders, debt holders, or other interest holders or constituents of our company. In addition, disclosure of the subject matter of the investigation could adversely affect our reputation and our ability to obtain new business or retain existing business from our current clients and potential clients, to attract and retain employees and to access the capital markets. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Contingencies-Regulatory matters."

Our labor costs and the operating restrictions under which we operate could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.

Some of our employees working in Angola, the U.K., Norway and Australia, are represented by, and some of our contracted labor work under, collective bargaining agreements. Many of these represented individuals are working under agreements that are subject to annual salary negotiation. These negotiations could result in higher personnel expenses, other increased costs or increased operational restrictions as the outcome of such negotiations apply to all offshore employees not just the union members. Additionally, the unions in the U.K. sought an interpretation of the application of the Working Time Regulations to the offshore sector. Although the Employment Tribunal endorsed the unions' position that offshore workers are entitled to 28 days of annual leave, at the subsequent appeals to date, both the Employment Appeal Tribunal and the Court of Sessions have reversed the Employment Tribunal's decision. However, the unions have intimated their intention to lodge a further appeal to the Supreme Court which may not be heard until the fourth quarter of 2011 or 2012.

The application of the Working Time Regulations to the offshore sector could result in higher labor costs and could undermine our ability to obtain a sufficient number of skilled workers in the U.K. Legislation has been introduced in the U.S. Congress that could encourage additional unionization efforts in the U.S., as well as increase the chances that such efforts succeed. Additional unionization efforts, if successful, new collective bargaining agreements or work stoppages could materially increase our labor costs and operating restrictions.

Worldwide financial and economic conditions could have a material adverse effect on our revenue, profitability and financial position.

The worldwide financial and economic downturn reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The shortage of liquidity and credit combined with losses in worldwide equity markets led to an extended worldwide economic recession. Our ability to access the capital markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. Recent worldwide economic conditions impacted lenders participating in our credit facilities and our customers, and another economic shock could cause them to fail to meet their obligations to us. The slowdown in economic activity caused by the recession also reduced worldwide demand for energy and resulted in an extended period of lower oil and natural gas prices. Crude oil prices, although recently on the rise, have declined from record levels in July 2008, and natural gas prices have also experienced sharp declines. Declines in commodity prices, along with difficult conditions in the credit markets, have had a negative impact on our business, and this impact could continue or worsen.

Our business involves numerous operating hazards.

Our operations are subject to the usual hazards inherent in the drilling of oil and gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punch-throughs, craterings, fires and natural disasters such as hurricanes and tropical storms. In particular, the South China Sea, the Northwest Coast of Australia and the U.S. Gulf of Mexico area are subject to typhoons, hurricanes or other extreme weather conditions on a relatively frequent basis, and our drilling rigs in these regions may be exposed to damage or total loss by these storms, some of which may not be covered by insurance. The occurrence of these events could result in the suspension of drilling operations, damage to or destruction of the equipment involved and injury to or death of rig personnel. Some experts believe global climate change could increase the frequency and severity of these extreme weather conditions. We are also subject to personal injury and other claims by rig personnel as a result of our drilling operations. Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services, or personnel shortages. In addition, offshore drilling operations are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. There are also risks following the loss of control of a well, such as blowout or cratering, including the cost to regain control of or redrill the well and associated pollution. Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires.

We maintain insurance coverage for property damage, occupational injury and illness, and general and marine third-party liabilities. We generally have no coverage for named storms in the U.S. Gulf of Mexico and war perils worldwide. We also self-insure coverage for expenses incurred by ADTI and CMI related to well control and redrill liability for well blowouts. Also, pollution and environmental risks generally are not totally insurable. We maintain a $125 million per occurrence deductible for damage to our offshore drilling equipment. However, in the event of a total loss of a drilling unit there is no deductible. We also maintain per occurrence deductibles generally ranging up to $10 million for various third-party liabilities and an additional aggregate annual self-insured retention of $50 million. We generally retain the risk for any liability in excess of $1.0 billion.

If a significant accident or other event occurs and is not fully covered by insurance or an enforceable or recoverable indemnity from a customer, it could adversely affect our consolidated statement of financial position, results of operations or cash flows. The amount of our insurance may be less than the related impact on enterprise value after a loss. Our insurance coverage will not in all situations provide sufficient funds to protect us from all liabilities that could result from our drilling operations. Our coverage includes annual aggregate policy limits. As a result, we retain the risk for any losses in excess of these limits. We generally do not carry insurance for loss of revenue unless contractually required, and certain other claims may also not be reimbursed by insurance carriers. Any such lack of reimbursement may cause us to incur substantial costs. In addition, we could decide to retain substantially more risk in the future. Moreover, no assurance can be made that we will be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks. As of February 10, 2011, all of the rigs that we owned or operated were covered by existing insurance policies.

Regulation of greenhouse gases and climate change could have a negative impact on our business.

Some scientific studies have suggested that emissions of certain gases, commonly referred to as "greenhouse gases" ("GHGs") and including carbon dioxide and methane, may be contributing to warming of the Earth's atmosphere and other climatic changes. In response to such studies, the issue of climate change and the effect of GHG emissions, in particular emissions from fossil fuels, is attracting increasing attention worldwide.

Legislation to regulate emissions of GHGs has been introduced in the U.S. Congress, and there has been a wide-ranging policy debate, both in the U.S. and internationally, regarding the impact of these gases and possible means for their regulation. Some of the proposals would require industries to meet stringent new standards that would require substantial reductions in carbon emissions. Those reductions could be costly and difficult to implement. In addition, efforts have been made and continue to be made in the international community toward the adoption of international treaties or protocols that would address global climate change issues, such as the United Nations Climate Change Conference in Copenhagen in 2009. Also, the U.S. Environmental Protection Agency ("EPA") has undertaken new efforts to collect information regarding GHG emissions and their effects. Following a finding by the EPA that certain GHGs represent an endangerment to human health, EPA finalized motor vehicle GHG standards, the effect of which could reduce demand for motor fuels refined from crude oil, and a final rule to address permitting of GHG emissions from stationary sources under the Clean Air Act's Prevention of Significant Deterioration and Title V programs. Additionally, EPA has issued a "Mandatory Reporting of Greenhouse Gases" final rule, which establishes a new comprehensive scheme requiring operators of stationary sources in the U.S. emitting more than established annual thresholds of carbon dioxide-equivalent GHGs to inventory and report their GHG emissions annually. In late 2010, EPA finalized new GHG reporting requirements for upstream petroleum and natural gas systems, which will be added to EPA's GHG Reporting Rule, and will require facilities containing petroleum and natural gas systems that emit 25,000 metric tons or more of CO_2 equivalent per year to report annual GHG emissions, with the first report due on March 31, 2012.

Because our business depends on the level of activity in the offshore oil and gas industry, existing or future laws, regulations, treaties or international agreements related to GHGs and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties or international agreements reduce the worldwide demand for oil and gas. In addition, such laws, regulations, treaties or international agreements could result in increased compliance costs or additional operating restrictions, which may have a negative impact on our business.

Failure to retain key personnel could hurt our operations.

We require highly skilled personnel to operate and provide technical services and support for our business worldwide. Historically, competition for the labor required for drilling operations, including for turnkey drilling and drilling management services businesses and construction projects, has intensified as the number of rigs activated, added to worldwide fleets or under construction increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. We may experience a reduction in the experience level of our personnel as a result of any increased turnover, which could lead to higher downtime and more operating incidents, which in turn could decrease revenues and increase costs. If increased competition for labor were to intensify in the future we may experience increases in costs or limits on operations.

We have a substantial amount of debt, and we may lose the ability to obtain future financing and suffer competitive disadvantages.

Our overall debt level was approximately $11 billion, $12 billion and $14 billion at December 31, 2010, December 31, 2009 and December 31, 2008, respectively. This substantial level of debt and other obligations could have significant adverse consequences on our business and future prospects, including the following:

- we may not be able to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;
- we may not be able to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt;
- we could become more vulnerable to general adverse economic and industry conditions, including increases in interest rates, particularly given our substantial indebtedness, some of which bears interest at variable rates;
- we may not be able to meet financial ratios or satisfy certain other conditions included in our bank credit agreements due to market conditions or other events beyond our control, which could result in our inability to meet requirements for borrowings under our bank credit agreements or a default under these agreements and trigger cross default provisions in our other debt instruments;
- less levered competitors could have a competitive advantage because they have lower debt service requirements; and
- we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our competitors.

Our overall debt level or market conditions could lead the credit rating agencies to lower our corporate credit ratings below current levels and possibly below investment grade.

Our high leverage level or market conditions could lead the credit rating agencies to downgrade our credit ratings below current levels and possibly to non-investment grade levels. Such ratings levels could limit our ability to refinance our existing debt, cause us to issue debt with less favorable terms and conditions and increase certain fees we pay under our credit facilities. In addition, such ratings levels could negatively impact current and prospective customers' willingness to transact business with us. Suppliers and financial institutions may lower or eliminate the level of credit provided through payment terms or intraday funding when dealing with us thereby increasing the need for higher levels of cash on hand, which would decrease our ability to repay debt balances. As a result of the Macondo well incident, both Moody's Investors Service and Standard & Poor's downgraded their ratings of our senior unsecured debt with a negative outlook. We cannot provide assurance that our credit ratings will not be downgraded in the future. See "The Macondo well incident could result in increased expenses and decreased revenues, which could ultimately have a material adverse effect on us."

We are subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We are subject to a variety of litigation and may be sued in additional cases. Numerous lawsuits have been filed against us and unaffiliated defendants related to the Macondo well incident, and additional lawsuits may be filed in the future. See "The Macondo well incident could result in increased expenses and decreased revenues, which could ultimately have a material adverse effect on us." In addition, certain of our subsidiaries are named as defendants in numerous lawsuits alleging personal injury as a result of exposure to asbestos or toxic fumes or resulting from other occupational diseases, such as silicosis, and various other medical issues that can remain undiscovered for a considerable amount of time. Some of these subsidiaries that have been put on notice of potential liabilities have no assets. Further, our patent for dual-activity technology has been challenged, and we have been accused of infringing other patents. Other subsidiaries are subject to litigation relating to environmental damage. We cannot predict the outcome of the cases involving those subsidiaries or the potential costs to resolve them. Insurance may not be applicable or sufficient in all cases, insurers may not remain solvent, and policies may not be located. Suits against non-asset-owning subsidiaries have and may in the future give rise to alter ego or successor-in-interest claims against us and our asset-owning subsidiaries to the extent a subsidiary is unable to pay a claim or insurance is not available or sufficient to cover the claims. To the extent that one or more pending or future litigation matters is not resolved in our favor and is not covered by insurance, a material adverse effect on our financial results and condition could result.

Public health threats could have a material adverse effect on our operations and our financial results.

Public health threats, such as the H1N1 flu virus, Severe Acute Respiratory Syndrome, and other highly communicable diseases, outbreaks of which have already occurred in various parts of the world in which we operate, could adversely impact our operations, the operations of our customers and the global economy, including the worldwide demand for oil and natural gas and the level of demand for our services. Any quarantine of personnel or inability to access our offices or rigs could adversely affect our operations. Travel restrictions or operational problems in any part of the world in which we operate, or any reduction in the demand for drilling services caused by public health threats in the future, may materially impact operations and adversely affect our financial results.

Compliance with or breach of environmental laws can be costly and could limit our operations.

Our operations are subject to regulations controlling the discharge of materials into the environment, requiring removal and cleanup of materials that may harm the environment or otherwise relating to the protection of the environment. For example, as an operator of mobile offshore drilling units in navigable U.S. waters and some offshore areas, we may be liable for damages and costs incurred in connection with oil spills or waste disposals related to those operations. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. Numerous lawsuits, including one brought by the DOJ, allege that we may have liability under the environmental laws relating to the Macondo well incident. See "The Macondo well incident could result in increased expenses and decreased revenues, which could ultimately have a material adverse effect on us."

There is no assurance that we can obtain enforceable indemnities against liability for pollution, well and environmental damages in all of our contracts or that, in the event of extensive pollution and environmental damages, our customers will have the financial capability to fulfill their contractual obligations to us.

Acts of terrorism and social unrest could affect the markets for drilling services.

Acts of terrorism and social unrest, brought about by world political events or otherwise, have caused instability in the world's financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services. Insurance premiums could increase and coverages may be unavailable in the future. U.S. government regulations may effectively preclude us from actively engaging in business activities in certain countries. These regulations could be amended to cover countries where we currently operate or where we may wish to operate in the future.

We are protected to some extent against loss of capital assets, but generally not loss of revenue, from most of these risks through indemnity provisions in our drilling contracts. Our assets, however, are generally not insured against risk of loss due to perils such as terrorist acts, civil unrest, expropriation, nationalization and acts of war.

Other risks

We have significant carrying amounts of goodwill and long-lived assets that are subject to impairment testing.

At December 31, 2010, the carrying amount of our property and equipment was $21.5 billion, representing 58 percent of our total assets, and the carrying amount of our goodwill was $8.1 billion, representing 22 percent of our total assets. In accordance with our critical accounting policies, we review our property and equipment for impairment when events or changes in circumstances indicate that carrying amounts of our assets held and used may not be recoverable, and we conduct impairment testing for our goodwill when events and circumstances indicate that the fair value of a reporting unit may have fallen below its carrying amount.

In the fourth quarter of 2010, we recognized a loss of $1.0 billion on the impairment of our Standard Jackup asset group due to projected declines in dayrates and utilization, and we have previously recognized losses on impairment of goodwill and other intangible assets. Continued or future expectations of low dayrates and utilization could result in the recognition of additional losses on impairment of our long-lived asset groups or our goodwill or other intangible assets if future cash flow expectations, based upon information available to management at the time of measurement, indicate that the carrying amount of our asset groups, goodwill or other intangible assets may be impaired.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we have operations, are incorporated or are resident could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We operate worldwide through our various subsidiaries. Consequently, we are subject to changes in applicable tax laws, treaties or regulations in the jurisdictions in which we operate, which could include laws or policies directed toward companies organized in jurisdictions with low tax rates. A material change in the tax laws or policies, or their interpretation, of any country in which we have significant operations, or in which we are incorporated or resident, could result in a higher effective tax rate on our worldwide earnings and such change could be significant to our financial results.

Tax legislative proposals intending to eliminate some perceived tax advantages of companies that have legal domiciles outside the U.S., but have certain U.S. connections, have repeatedly been introduced in the U.S. Congress. Recent examples include, but are not limited to, legislative proposals that would broaden the circumstances in which a non-U.S. company would be considered a U.S. resident and proposals that could override certain tax treaties and limit treaty benefits on certain payments by U.S. subsidiaries to non-U.S. affiliates. Additionally, Congressional committees have made inquiries into our tax practices in the past. Any material change in tax laws or policies, or their interpretation, resulting from such legislative proposals or inquiries could result in a higher effective tax rate on our worldwide earnings and such change could have a material effect on our results of operations.

A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We are a Swiss corporation that operates through our various subsidiaries in a number of countries throughout the world. Consequently, we are subject to tax laws, treaties and regulations in and between the countries in which we operate. Our income taxes are based upon the applicable tax laws and tax rates in effect in the countries in which we operate and earn income as well as upon our operating structures in these countries.

Our income tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the U.S., Norway or Brazil, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected. For example, there is considerable uncertainty as to the activities that constitute being engaged in a trade or business within the U.S. (or maintaining a permanent establishment under an applicable treaty), so we cannot be certain that the Internal Revenue Service ("IRS") will not contend successfully that we or any of our key subsidiaries were or are engaged in a trade or business in the U.S. (or, when applicable, maintained or maintains a permanent establishment in the U.S.). If we or any of our key subsidiaries were considered to have been engaged in a trade or business in the U.S. (when applicable, through a permanent establishment), we could be subject to U.S. corporate income and additional branch profits taxes on the portion of our earnings effectively connected to such U.S. business during the period in which this was considered to have occurred, in which case our effective tax rate on worldwide earnings for that period could increase substantially, and our earnings and cash flows from operations for that period could be adversely affected.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75 percent of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50 percent of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest and gains from the sale or exchange of investment property and certain rents and royalties, but does not include income derived from the performance of services.

We believe that we have not been and will not be a PFIC with respect to any taxable year. Our income from offshore contract drilling services should be treated as services income for purposes of determining whether we are a PFIC. Accordingly, we believe that our income from our offshore contract drilling services should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is significant legal authority supporting this position, including statutory provisions, legislative history, case law and IRS pronouncements concerning the characterization, for other tax purposes, of income derived from services where a substantial component of such income is attributable to the value of the property or equipment used in connection with providing such services. It should be noted, however, that a recent case and an IRS pronouncement which relies on the recent case characterize income from time chartering of vessels as rental income rather than services income for other tax purposes. However, the IRS subsequently has formally announced that it does not agree with the decision in that case. Moreover, we believe that the terms of the time charters in the recent case differ in material respects from the terms of our drilling contracts with customers. No assurance can be given that the IRS or a court will accept our position, and there is a risk that the IRS or a court could determine that we are a PFIC.

If we were to be treated as a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. tax consequences. Under the PFIC rules, unless a shareholder makes certain elections available under the Internal Revenue Code of 1986, as amended (which elections could themselves have adverse consequences for such shareholder), such shareholder would be liable to pay U.S. federal income tax at the highest applicable income tax rates on ordinary income upon the receipt of excess distributions (as defined for U.S. tax purposes) and upon any gain from the disposition of our shares, plus interest on such amounts, as if such excess distribution or gain had been recognized ratably over the shareholder's holding period of our shares. In addition, under applicable statutory provisions, the preferential 15 percent tax rate on "qualified dividend income," which applies to dividends paid to non-corporate shareholders prior to 2011, does not apply to dividends paid by a foreign corporation if the foreign corporation is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year.

We may be limited in our use of net operating losses.

Our ability to benefit from our deferred tax assets depends on us having sufficient future earnings to utilize our net operating loss ("NOL") carryforwards before they expire. We have established a valuation allowance against the future tax benefit for a number of our foreign NOL carryforwards, and we could be required to record an additional valuation allowance against our foreign or U.S. deferred tax assets if market conditions change materially and, as a result, our future earnings are, or are projected to be, significantly less than we currently estimate. Our NOL carryforwards are subject to review and potential disallowance upon audit by the tax authorities of the jurisdictions where the NOLs are incurred.

Our status as a Swiss corporation may limit our flexibility with respect to certain aspects of capital management and may cause us to be unable to make distributions or repurchase shares without subjecting our shareholders to Swiss withholding tax.

Swiss law allows our shareholders to authorize share capital that can be issued by the board of directors without additional shareholder approval, but this authorization is limited to 50 percent of the existing registered share capital and must be renewed by the shareholders every two years. Our current authorized share capital expired on December 18, 2010, and our board of directors has proposed that our shareholders approve, at our May 2011 annual general meeting, a new authorized share capital limited to 19.99 percent of our existing share capital, which may or may not be approved by our shareholders. Additionally, subject to specified exceptions, Swiss law grants preemptive rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. In the event we need to raise common equity capital at a time when the trading price of our shares is below the par value of the shares (currently CHF 15, equivalent to $15.46 based on a foreign exchange rate of USD 1.00 to CHF 0.97 on February 15, 2011), we will need to obtain approval of shareholders to decrease the par value of our shares or issue another class of shares with a lower par value. Any reduction in par value would decrease our par value available for future repayment of share capital not subject to Swiss withholding tax. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

If we are not successful in our efforts to make distributions, if any, through a reduction of par value or, out of qualifying additional paid-in capital as shown on Transocean Ltd.'s standalone Swiss statutory financial statements, then any dividends paid by us will generally be subject to a Swiss federal withholding tax at a rate of 35 percent. Payment of a capital distribution in the form of a par value reduction is not subject to Swiss withholding tax. However, we may not be able to meet the legal requirements for a reduction in par value. On August 13, 2010, the Commercial Register of the Canton of Zug rejected our application to register the first of four planned partial par value reductions previously approved by our shareholders at our 2010 annual general meeting in an amount of CHF 0.86 per issued share, equal to approximately $0.89 (using an exchange rate of USD 1.00 to CHF 0.97 as of the close of trading on February 15, 2011). The Commercial Register's rejection was related to the fact that Transocean Ltd. had been served in Switzerland with several complaints from lawsuits filed in the U.S. We appealed the Commercial Register's decision, and on December 9, 2010, the Administrative Court of the

Canton of Zug rejected our appeal. On January 24, 2011, we filed an appeal of the decision of the Administrative Court of the Canton of Zug to the Swiss Federal Supreme Court. On February 11, 2011, our board of directors recommended that shareholders at the May 2011 annual general meeting approve a U.S. dollar-denominated dividend of approximately U.S. $1 billion out of qualifying additional paid-in capital and payable in four quarterly installments. The board of directors expects that the four payment dates will be set in June 2011, September 2011, December 2011 and March 2012. The proposed dividend will, among other things, be contingent on shareholders approving at the same meeting a rescission of the 2010 distribution. Due to, among other things, the uncertainty of the timing and outcome of the pending appeal with the Swiss Federal Supreme Court, our board of directors believes it is in the best interest of the Company to discontinue with the disputed 2010 distribution and to file a request to stay the pending appeal with the Swiss Federal Supreme Court against the decision of the Administrative Court until shareholders have voted on the proposed rescission. Like distributions to shareholders in the form of a par value reduction dividend distributions out of qualifying additional paid-in capital are not subject to the 35 percent Swiss federal withholding tax. Dividend distributions out of qualifying additional paid-in capital do not require registration with the Commercial Register of the Canton of Zug. The Swiss withholding tax rules could also be changed in the future. In addition, over the long term, the amount of par value available for us to use for par value reductions or the amount of qualifying additional paid-in capital available for us to pay out as distributions will be limited. If we are unable to make a distribution through a reduction in par value or out of qualifying additional paid-in capital as shown on Transocean Ltd.'s standalone Swiss statutory financial statements, we may not be able to make distributions without subjecting our shareholders to Swiss withholding taxes.

Under present Swiss tax law, repurchases of shares for the purposes of capital reduction are treated as a partial liquidation subject to a 35 percent Swiss withholding tax on the difference between the repurchase price and the par value. At our 2009 annual general meeting, our shareholders approved the repurchase of up to 3.5 billion Swiss francs of our shares for cancellation (the "Share Repurchase Program"). On February 12, 2010, our board of directors authorized our management to implement the Share Repurchase Program. We may repurchase shares under the Share Repurchase Program via a second trading line on the SIX from institutional investors who are generally able to receive a full refund of the Swiss withholding tax. Alternatively, in relation to the U.S. market, we may repurchase shares under the Share Repurchase Program using an alternative procedure pursuant to which we can repurchase shares under the Share Repurchase Program via a "virtual second trading line" from market players (in particular, banks and institutional investors) who are generally entitled to receive a full refund of the Swiss withholding tax. There may not be sufficient liquidity in our shares on the SIX to repurchase the amount of shares that we would like to repurchase using the second trading line on the SIX. In addition, our ability to use the "virtual second trading line" is limited to the share repurchase program currently approved by our shareholders, and any use of the "virtual second trading line" with respect to future share repurchase programs will require the approval of the competent Swiss tax and other authorities. We may not be able to repurchase as many shares as we would like to repurchase for purposes of capital reduction on either the "virtual second trading line" or, in the future, a SIX second trading line without subjecting the selling shareholders to Swiss withholding taxes.

We are subject to anti-takeover provisions.

Our articles of association and Swiss law contain provisions that could prevent or delay an acquisition of the company by means of a tender offer, a proxy contest or otherwise. These provisions may also adversely affect prevailing market prices for our shares. These provisions, among other things:

- classify our board into three classes of directors, each of which serve for staggered three-year periods;
- if approved, provide that the board of directors is authorized, subject to obtaining shareholder approval every two years, at any time during a maximum two-year period, to issue a number of shares of up to 50 percent of the share capital registered in the commercial register and to limit or withdraw the preemptive rights of existing shareholders in various circumstances, including (1) following a shareholder or group of shareholders acting in concert having acquired in excess of 15 percent of the share capital registered in the commercial register without having submitted a takeover proposal to shareholders that is recommended by the board of directors or (2) for purposes of the defense of an actual, threatened or potential unsolicited takeover bid, in relation to which the board of directors has, upon consultation with an independent financial adviser retained by the board of directors, not recommended acceptance to the shareholders;
- provide that any shareholder who wishes to propose any business or to nominate a person or persons for election as director at any annual meeting may only do so if advance notice is given to the company;
- provide that directors can be removed from office only by the affirmative vote of the holders of at least 66 2/3 percent of the shares entitled to vote;
- provide that a merger or demerger transaction requires the affirmative vote of the holders of at least 66 2/3 percent of the shares represented at the meeting and provide for the possibility of a so-called "cashout" or "squeezeout" merger if the acquirer controls 90 percent of the outstanding shares entitled to vote at the meeting;
- provide that any action required or permitted to be taken by the holders of shares must be taken at a duly called annual or extraordinary general meeting of shareholders;
- limit the ability of our shareholders to amend or repeal some provisions of our articles of association; and
- limit transactions between us and an "interested shareholder," which is generally defined as a shareholder that, together with its affiliates and associates, beneficially, directly or indirectly, owns 15 percent or more of our shares entitled to vote at a general meeting.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The description of our property included under "Item 1. Business" is incorporated by reference herein.

We maintain offices, land bases and other facilities worldwide, including the following:

- principal executive offices in Vernier, Switzerland;
- corporate offices in Zug, Switzerland; Houston, Texas; Cayman Islands, Barbados and Luxembourg; and
- a regional operational office in France.

Our remaining offices and bases are located in various countries in North America, South America, the Caribbean, Europe, Africa, Russia, the Middle East, India, the Far East and Australia. We lease most of these facilities.

Item 3. Legal Proceedings

Macondo well incident

Overview—On April 22, 2010, the Ultra-Deepwater Floater *Deepwater Horizon* sank after a blowout of the Macondo well caused a fire and explosion on the rig. Eleven persons were declared dead and others were injured as a result of the incident. At the time of the explosion, *Deepwater Horizon* was located approximately 41 miles off the coast of Louisiana in Mississippi Canyon Block 252 and was contracted to BP America Production Co.

As we continue to investigate the cause or causes of the incident, we are evaluating its consequences. Although we cannot predict the final outcome or estimate the reasonably possible range of loss with certainty, we have recognized a liability for estimated loss contingencies that we believe are probable and for which a reasonable estimate can be made. We have also recognized a receivable for the portion of this liability that we believe is recoverable from insurance. As of December 31, 2010, the amount of the estimated liability was $135 million, recorded in other current liabilities, and the corresponding estimated recoverable amount was $94 million, recorded in accounts receivable, net, on our consolidated balance sheet. New information or future developments could require us to adjust our disclosures and our estimated liabilities and insurance recoveries. See "—Contractual indemnity."

Litigation—As of December 31, 2010, 304 actions or claims were pending against Transocean entities, along with other unaffiliated defendants, in state and federal courts. Additionally, government agencies have initiated investigations into the Macondo well incident. We have categorized below the nature of the legal actions or claims. We are evaluating all claims and intend to vigorously defend any claims and pursue any and all defenses available. In addition, we believe we are entitled to contractual defense and indemnity for all wrongful death and personal injury claims made by non-employees and third-party subcontractors' employees as well as all liabilities for pollution or contamination, other than for pollution or contamination originating on or above the surface of the water. See "—Contractual indemnity."

Wrongful death and personal injury—As of December 31, 2010, we and one or more of our subsidiaries have been named, along with other unaffiliated defendants, in 30 complaints that were pending in state and federal courts in Louisiana and Texas involving multiple plaintiffs that allege wrongful death and other personal injuries arising out of the Macondo well incident. Per the order of the Multi-District Litigation Panel (the "MDL"), these claims have been centralized for discovery purposes in the U.S. District Court, Eastern District of Louisiana. The complaints generally allege negligence and seek awards of unspecified economic damages and punitive damages. BP plc (together with its affiliates, "BP"), MI-SWACO, Weatherford Ltd. and Cameron International Corporation and certain of its affiliates, have, based on contractual arrangements, also made indemnity demands upon us with respect to personal injury and wrongful death claims asserted by our employees or representatives of our employees against these entities. See "—Contractual indemnity."

Economic loss—As of December 31, 2010, we and one or more of our subsidiaries were named, along with other unaffiliated defendants, in 70 individual complaints as well as 185 putative class-action complaints that were pending in the federal and state courts in Louisiana, Texas, Mississippi, Alabama, Georgia, Kentucky, South Carolina, Tennessee, Florida and possibly other courts. The complaints generally allege, among other things, potential economic losses as a result of environmental pollution arising out of the Macondo well incident and are based primarily on the Oil Pollution Act of 1990 ("OPA") and state OPA analogues. See "—Environmental matters." One complaint also alleges a violation of the Racketeer Influenced and Corrupt Organizations Act, but we were not named in this particular master complaint. The plaintiffs are generally seeking awards of unspecified economic, compensatory and punitive damages, as well as injunctive relief. See "—Contractual indemnity." Per the order of the MDL, the economic loss claims filed in federal courts have been or will be centralized for discovery purposes in the U.S. District Court, Eastern District of Louisiana. Absent agreement of the parties, however, the cases will be tried in the courts from which they were transferred.

Federal securities claims—Three federal securities law class actions are currently pending in the U.S. District Court, Southern District of New York, naming us and certain of our officers and directors as defendants. Two of these actions generally allege violations of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), Rule 10b-5 promulgated under the Exchange Act and Section 20(a) of the Exchange Act in connection with the Macondo well incident. The plaintiffs are generally seeking awards of unspecified economic damages, including damages resulting from the decline in our stock price after the Macondo well incident. The third action was filed by a former GlobalSantaFe shareholder, alleging that the proxy statement related to our shareholder meeting in connection with our merger with GlobalSantaFe violated Section 14(a) of the Exchange Act, Rule 14a-9 promulgated thereunder and Section 20(a) of the

Exchange Act. The plaintiff claims that GlobalSantaFe shareholders received inadequate consideration for their shares as a result of the alleged violations and seeks rescission and compensatory damages.

Shareholder derivative claims—In June 2010, two shareholder derivative suits were filed by our shareholders naming us as a nominal defendant and certain of our officers and directors as defendants in the District Courts of the State of Texas. The first case generally alleges breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement and waste of corporate assets in connection with the Macondo well incident and the other generally alleges breach of fiduciary duty, unjust enrichment and waste of corporate assets in connection with the Macondo well incident. The plaintiffs are generally seeking, on behalf of Transocean, restitution and disgorgement of all profits, benefits and other compensation from the defendants.

Environmental matters—Environmental claims under two different schemes, statutory and common law, and in two different regimes, federal and state, have been asserted against us. See "—Litigation—Economic loss." Liability under many statutes is imposed without fault, but such statutes often allow the amount of damages to be limited. In contrast, common law liability requires proof of fault and causation, but generally has no readily defined limitation on damages, other than the type of damages that may be redressed. We have described below certain significant applicable environmental statutes and matters relating to the Macondo well incident. As described below, we believe that we have limited statutory environmental liability and we are entitled to contractual defense and indemnity for all liabilities for pollution or contamination, other than for pollution or contamination originating on or above the surface of the water. See "—Contractual indemnity."

Oil Pollution Act—OPA imposes strict liability on responsible parties of vessels or facilities from which oil is discharged into or upon navigable waters or adjoining shore lines. OPA defines the responsible parties with respect to the source of discharge. We believe that the owner or operator of a mobile offshore drilling unit ("MODU"), such as *Deepwater Horizon*, is only a responsible party with respect to discharges from the vessel that occur on or above the surface of the water. As the responsible party for *Deepwater Horizon*, we believe we are responsible only for the discharges of oil emanating from the rig. Therefore, we believe we are not responsible for the discharged hydrocarbons from the Macondo well.

Responsible parties for discharges are liable for: (1) removal and cleanup costs, (2) damages that result from the discharge, including natural resources damages, generally up to a statutorily defined limit, (3) reimbursement for government efforts and (4) certain other specified damages. For responsible parties of MODUs, the limitation on liability is determined based on the gross tonnage of the vessel. The statutory limits are not applicable, however, if the discharge is the result of gross negligence, willful misconduct, or violation of federal construction or permitting regulations by the responsible party or a party in a contractual relationship with the responsible party.

Additionally, the National Pollution Funds Center ("NPFC"), a division of the U.S. Coast Guard, is charged with administering the Oil Spill Liability Trust Fund ("OSLTF"). The NPFC collects fines and civil penalties under OPA from responsible parties, as defined in the statute. The payments are directed to the OSLTF. To date, the NPFC has issued nine invoices to BP, Anadarko Petroleum Corporation (together with its affiliates, "Anadarko") and MOEX Offshore LLC (together with its affiliates, "MOEX"), as the operator and leasehold owners of the well and, thus, the statutorily defined responsible parties for discharges from the well and wellhead. To date, BP has paid all nine of these invoices. Invoices have also been sent to us, and we have acknowledged responsible party status only with respect to discharges from the vessel on or above the surface of the water, if any.

In addition, on December 15, 2010, the DOJ filed a civil lawsuit against us and other unaffiliated defendants. The complaint alleges violations under OPA and the Clean Water Act, and the DOJ reserved its rights to amend the complaint to add new claims and defendants. The complaint asserts that all defendants named are jointly and severally liable for all removal costs and damages resulting from the Macondo well incident. In addition to the civil complaint, the DOJ served us with Civil Investigative Demands ("CIDs") on December 8, 2010. These demands are part of an on-going investigation by the DOJ to determine if we made false claims in connection with the acquisition of the leasehold interest in the Mississippi Canyon Block 252, Gulf of Mexico and drilling operations on *Deepwater Horizon*.

We have also received claims directly from individuals, pursuant to OPA, requesting compensation for loss of income as a result of the Macondo well incident. BP has accepted responsible party status with the U.S. Coast Guard for the release of hydrocarbons from the Macondo well and has stated its intent to pay all legitimate claims, and we have not paid any of these claims.

Other federal statutes—Several of the claimants have made assertions under other statutes, including the Clean Water Act, the Endangered Species Act, the Migratory Bird Treaty Act, the Clean Air Act, the Comprehensive Environmental Response Compensation and Liability Act and the Emergency Planning and Community Right-to-Know Act.

State environmental laws—As of December 31, 2010, claims had been asserted by private claimants under state environmental statutes in Florida, Louisiana, Mississippi and Texas. As described below, claims asserted by various state and local governments are pending in Alabama, Florida, Louisiana and Texas.

In June 2010, the Louisiana Department of Environmental Quality (the "LDEQ") issued a consolidated compliance order and notice of potential penalty to us and certain of our subsidiaries asking us to eliminate and remediate discharges of oil and other pollutants into waters and property located in the State of Louisiana, and to submit a plan and report in response to the order. We requested that the LDEQ rescind the enforcement actions against us and our subsidiaries because the remediation actions that are the subject of such orders are actions that do not involve us or our subsidiaries, as we are not involved in the remediation or clean-up activities. Alternatively, if the

LDEQ would not rescind the enforcement actions altogether, we requested the LDEQ to dismiss the enforcement actions against us and certain of our subsidiaries as these entities are not proper parties to the enforcement actions and were improperly served. In October 2010, the LDEQ rescinded its enforcement actions against us and our subsidiaries but reserved its rights to seek civil penalties for future violations of the Louisiana Environmental Quality Act.

In September 2010, the State of Louisiana filed a declaratory judgment seeking to designate us as a responsible party under OPA and the Louisiana Oil Spill Prevention and Response Act ("LOSPRA") for the discharges emanating from the Macondo well. Specifically the declaratory judgment claims (1) that we are a responsible party under OPA for all hydrocarbons discharged from the Macondo well, including underwater discharges of oil from the well head; (2) that we, as a responsible party, are jointly, severally, and strictly liable for the spill from the Macondo well in accordance with OPA; (3) that we are a responsible party under the Louisiana Oil Spill Prevention and Response Act for all hydrocarbons discharged from the Macondo well, including underwater discharges of oil from the well head; (4) that we, as a responsible party, are jointly, severally, and strictly liable for the spill from the Macondo well in accordance with the LOSPRA; and (5) seeks an award Plaintiff's costs incurred in pursuing this action as allowed by law.

Additionally, suits have been filed by the State of Alabama and the cities of Greenville, Evergreen, Georgiana and McKenzie, Alabama in the U.S. District Court, Middle District of Alabama; the Mexican States of Veracruz, Quintana Roo and Tamaulipas in the U.S. District Court, Western District of Texas; and the City of Panama City Beach, Florida in the U.S. District Court, Northern District of Florida. Generally, these governmental entities allege economic losses under OPA and other statutory environmental state claims and also assert various common law state claims. The claims of the State of Alabama, the cities in Alabama, and the Mexican States have been centralized in the MDL and will proceed in accordance with the MDL scheduling order, and the City of Panama City Beach's claim was voluntarily dismissed. No additional lawsuits have been filed by the states.

By letter dated May 5, 2010, the Attorneys General of the five Gulf Coast states of Alabama, Florida, Louisiana, Mississippi and Texas informed us that they intend to seek recovery of pollution clean-up costs and related damages arising from the Macondo well incident. In addition, by letter dated June 21, 2010, the Attorneys General of the 11 Atlantic Coast states of Connecticut, Delaware, Georgia, Maine, Maryland, Massachusetts, New Hampshire, New York, North Carolina, Rhode Island and South Carolina informed us that their states have not sustained any damage from the Macondo well incident but they would like assurances that we will be responsible financially if damages are sustained. We responded to each letter from the Attorneys General and indicated that we intend to fulfill our obligations as a responsible party for any discharge of oil from *Deepwater Horizon* on or above the surface of the water, and we assume that the operator will similarly fulfill its obligations under OPA for discharges from the undersea well. Other than the lawsuit filed by the State of Alabama discussed above, no further requests have been made or actions taken with regard to the initial communication.

Wreck removal—By letter dated December 6, 2010, the Coast Guard requested us to formulate and submit a comprehensive oil removal plan to remove any diesel fuel contained in the sponsons and fuel tanks that can be recovered from *Deepwater Horizon*. We have conducted a survey of the rig wreckage and are reviewing the results. We have insurance coverage for wreck removal for up to 25 percent of *Deepwater Horizon's* insured value, or $140 million, with any excess wreck removal liability generally covered to the extent of our remaining excess liability limits.

Contractual indemnity—Under our drilling contract for *Deepwater Horizon*, the operator has agreed, among other things, to assume full responsibility for and defend, release and indemnify us from any loss, expense, claim, fine, penalty or liability for pollution or contamination, including control and removal thereof, arising out of or connected with operations under the contract other than for pollution or contamination originating on or above the surface of the water from hydrocarbons or other specified substances within the control and possession of the contractor, as to which we agreed to assume responsibility and protect, release and indemnify the operator. Although we do not believe it is applicable to the Macondo well incident, we also agreed to indemnify and defend the operator up to a limit of $15 million for claims for loss or damage to third parties arising from pollution caused by the rig while it is off the drilling location, while the rig is underway or during drive off or drift off of the rig from the drilling location. The operator has also agreed, among other things, (1) to defend, release and indemnify us against loss or damage to the reservoir, and loss of property rights to oil, gas and minerals below the surface of the earth and (2) to defend, release and indemnify us and bear the cost of bringing the well under control in the event of a blowout or other loss of control. We agreed to defend, release and indemnify the operator for personal injury and death of our employees, invitees and the employees of our subcontractors while the operator agreed to defend, release and indemnify us for personal injury and death of its employees, invitees and the employees of its subcontractors, other than us. We have also agreed to defend, release and indemnify the operator for damages to the rig and equipment, including salvage or removal costs.

Although we believe we are entitled to contractual defense and indemnity, given the potential amounts involved in connection with the Macondo well incident, the operator may seek to avoid its indemnification obligations. In particular, the operator, in response to our request for indemnification, has generally reserved all of its rights and stated that it could not at this time conclude that it is obligated to indemnify us. In doing so, the operator has asserted that the facts are not sufficiently developed to determine who is responsible and has cited a variety of possible legal theories based upon the contract and facts still to be developed. We believe this reservation of rights is without justification and that the operator is required to honor its indemnification obligations contained in our contract and described above.

Other legal proceedings

Asbestos litigation—In 2004, several of our subsidiaries were named, along with numerous other unaffiliated defendants, in 21 complaints filed on behalf of 769 plaintiffs in the Circuit Courts of the State of Mississippi and which claimed injuries arising out of exposure to asbestos allegedly contained in drilling mud during these plaintiffs' employment in drilling activities between 1965 and 1986. A Special Master, appointed to administer these cases pre-trial, subsequently required that each individual plaintiff file a separate lawsuit, and the original 21 multi-plaintiff complaints were then dismissed by the Circuit Courts. The amended complaints resulted in one of our subsidiaries being named as a direct defendant in seven cases. We have or may have an indirect interest in an additional 12 cases. The complaints generally allege that the defendants used or manufactured asbestos-containing products in connection with drilling operations and have included allegations of negligence, products liability, strict liability and claims allowed under the Jones Act and general maritime law. The plaintiffs generally seek awards of unspecified compensatory and punitive damages. In each of these cases, the complaints have named other unaffiliated defendant companies, including companies that allegedly manufactured the drilling-related products that contained asbestos. The preliminary information available on these claims is not sufficient to determine if there is an identifiable period for alleged exposure to asbestos, whether any asbestos exposure in fact occurred, the vessels potentially involved in the claims, or the basis on which the plaintiffs would support claims that their injuries were related to exposure to asbestos. However, the initial evidence available would suggest that we would have significant defenses to liability and damages. In 2009, two cases that were part of the original 2004 multi-plaintiff suits went to trial in Mississippi against unaffiliated defendant companies which allegedly manufactured drilling-related products containing asbestos. We were not a defendant in either of these cases. One of the cases resulted in a substantial jury verdict in favor of the plaintiff, and this verdict was subsequently vacated by the trial judge on the basis that the plaintiff failed to meet its burden of proof. While the court's decision is consistent with our general evaluation of the strength of these cases, it has not been reviewed on appeal. The second case resulted in a verdict completely in favor of the defendants. There were two additional trials in 2010, one resulting in a substantial verdict for the plaintiff and one resulting in a complete verdict for the defendants. We were not a defendant in either case and both of the matters are currently on appeal. We intend to defend these lawsuits vigorously, although there can be no assurance as to the ultimate outcome. We historically have maintained broad liability insurance, although we are not certain whether insurance will cover the liabilities, if any, arising out of these claims. Based on our evaluation of the exposure to date, we do not expect the liability, if any, resulting from these claims to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

One of our subsidiaries was involved in lawsuits arising out of the subsidiary's involvement in the design, construction and refurbishment of major industrial complexes. The operating assets of the subsidiary were sold and its operations discontinued in 1989, and the subsidiary has no remaining assets other than the insurance policies involved in its litigation, with its insurers and, either directly or indirectly as the beneficiary of a qualified settlement fund, funding from settlements with insurers, assigned rights from insurers and "coverage-in-place" settlement agreements with insurers, and funds received from the communication of certain insurance policies. The subsidiary has been named as a defendant, along with numerous other companies, in lawsuits alleging bodily injury or personal injury as a result of exposure to asbestos. As of December 31, 2010, the subsidiary was a defendant in approximately 1,037 lawsuits. Some of these lawsuits include multiple plaintiffs and we estimate that there are approximately 2,440 plaintiffs in these lawsuits. For many of these lawsuits, we have not been provided with sufficient information from the plaintiffs to determine whether all or some of the plaintiffs have claims against the subsidiary, the basis of any such claims, or the nature of their alleged injuries. The first of the asbestos-related lawsuits was filed against this subsidiary in 1990. Through December 31, 2010, the amounts expended to resolve claims, including both defense fees and expenses and settlement costs, have not been material, all known deductibles have been satisfied or are inapplicable, and the subsidiary's defense fees and expenses and costs of settlement have been met by insurance made available to the subsidiary. The subsidiary continues to be named as a defendant in additional lawsuits, and we cannot predict the number of additional cases in which it may be named a defendant nor can we predict the potential costs to resolve such additional cases or to resolve the pending cases. However, the subsidiary has in excess of $1 billion in insurance limits potentially available to the subsidiary. Although not all of the policies may be fully available due to the insolvency of certain insurers, we believe that the subsidiary will have sufficient funding from settlements and claims payments from insurers, assigned rights from insurers and "coverage-in-place" settlement agreements with insurers to respond to these claims. While we cannot predict or provide assurance as to the final outcome of these matters, we do not believe that the current value of the claims where we have been identified will have a material impact on our consolidated statement of financial position, results of operations or cash flows.

Rio de Janeiro tax assessment—In the third quarter of 2006, we received tax assessments of approximately $188 million from the state tax authorities of Rio de Janeiro in Brazil against one of our Brazilian subsidiaries for taxes on equipment imported into the state in connection with our operations. The assessments resulted from a preliminary finding by these authorities that our subsidiary's record keeping practices were deficient. We currently believe that the substantial majority of these assessments are without merit. We filed an initial response with the Rio de Janeiro tax authorities on September 9, 2006 refuting these additional tax assessments. In September 2007, we received confirmation from the state tax authorities that they believe the additional tax assessments are valid, and as a result, we filed an appeal on September 27, 2007 to the state Taxpayer's Council contesting these assessments. While we cannot predict or provide assurance as to the final outcome of these proceedings, we do not expect it to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

Brazilian import license assessment—In the fourth quarter of 2010, one of our Brazilian subsidiaries received an assessment from the Brazilian federal tax authorities in Rio de Janeiro of approximately $235 million based upon the alleged failure to timely apply for import licenses for certain equipment and for allegedly providing improper information on import license applications. We responded to the assessment on December 22, 2010, and we currently believe that a substantial majority of the assessment is without merit. While we cannot predict or provide assurance as to the final outcome of these proceedings, we do not expect it to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

Patent litigation—In 2007, several of our subsidiaries were sued by Heerema Engineering Services ("Heerema") in the United States District Court for the Southern District of Texas for patent infringement, claiming that we infringe their U.S. patent entitled Method and Device for Drilling Oil and Gas. Heerema claims that our Enterprise class, advanced Enterprise class, Express class and Development Driller class of drilling rigs operating in the U.S. Gulf of Mexico infringe on this patent. Heerema seeks unspecified damages and injunctive relief. The court has held a hearing on construction of Heerema's patent but has not yet issued a decision. We deny liability for patent infringement, believe that Heerema's patent is invalid and intend to vigorously defend against the claim. We do not expect the liability, if any, resulting from this claim to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

Other matters—We are involved in various tax matters and various regulatory matters. We are also involved in lawsuits relating to damage claims arising out of hurricanes Katrina and Rita, all of which are insured and which are not material to us. In addition, as of December 31, 2010, we were involved in a number of other lawsuits, including a dispute for municipal tax payments in Brazil and a dispute involving customs procedures in India, neither of which is material to us, and all of which have arisen in the ordinary course of our business. We do not expect the liability, if any, resulting from these other matters to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. We cannot predict with certainty the outcome or effect of any of the litigation matters specifically described above or of any such other pending or threatened litigation. There can be no assurance that our beliefs or expectations as to the outcome or effect of any lawsuit or other litigation matter will prove correct and the eventual outcome of these matters could materially differ from management's current estimates.

Other environmental matters

Hazardous waste disposal sites—We have certain potential liabilities under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state acts regulating cleanup of various hazardous waste disposal sites, including those described below. CERCLA is intended to expedite the remediation of hazardous substances without regard to fault. Potentially responsible parties ("PRPs") for each site include present and former owners and operators of, transporters to and generators of the substances at the site. Liability is strict and can be joint and several.

We have been named as a PRP in connection with a site located in Santa Fe Springs, California, known as the Waste Disposal, Inc. site. We and other PRPs have agreed with the EPA and the DOJ to settle our potential liabilities for this site by agreeing to perform the remaining remediation required by the EPA. The form of the agreement is a consent decree, which has been entered by the court. The parties to the settlement have entered into a participation agreement, which makes us liable for approximately eight percent of the remediation and related costs. The remediation is complete, and we believe our share of the future operation and maintenance costs of the site is not material. There are additional potential liabilities related to the site, but these cannot be quantified, and we have no reason at this time to believe that they will be material.

One of our subsidiaries has been ordered by the California Regional Water Quality Control Board ("CRWQCB") to develop a testing plan for a site known as Campus 1000 Fremont in Alhambra, California. This site was formerly owned and operated by certain of our subsidiaries. It is presently owned by an unrelated party, which has received an order to test the property. We have also been advised that one or more of our subsidiaries is likely to be named by the EPA as a PRP for the San Gabriel Valley, Area 3, Superfund site, which includes this property. Testing has been completed at the property but no contaminants of concern were detected. In discussions with CRWQCB staff, we were advised of their intent to issue us a "no further action" letter but it has not yet been received. Based on the test results, we would contest any potential liability. We have no knowledge at this time of the potential cost of any remediation, who else will be named as PRPs, and whether in fact any of our subsidiaries is a responsible party. The subsidiaries in question do not own any operating assets and have limited ability to respond to any liabilities.

Resolutions of other claims by the EPA, the involved state agency or PRPs are at various stages of investigation. These investigations involve determinations of:

- the actual responsibility attributed to us and the other PRPs at the site;
- appropriate investigatory or remedial actions; and
- allocation of the costs of such activities among the PRPs and other site users.

Our ultimate financial responsibility in connection with those sites may depend on many factors, including:

- the volume and nature of material, if any, contributed to the site for which we are responsible;
- the numbers of other PRPs and their financial viability; and
- the remediation methods and technology to be used.

It is difficult to quantify with certainty the potential cost of these environmental matters, particularly in respect of remediation obligations. Nevertheless, based upon the information currently available, we believe that our ultimate liability arising from all environmental matters, including the liability for all other related pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, is adequately accrued and should not have a material effect on our financial position, or ongoing results of operations. Estimated costs of future expenditures for environmental remediation obligations are not discounted to their present value.

Contamination litigation

On July 11, 2005, one of our subsidiaries was served with a lawsuit filed on behalf of three landowners in Louisiana in the 12th Judicial District Court for the Parish of Avoyelles, State of Louisiana. The lawsuit named 19 other defendants, all of which were alleged to have contaminated the plaintiffs' property with naturally occurring radioactive material, produced water, drilling fluids, chlorides, hydrocarbons, heavy metals and other contaminants as a result of oil and gas exploration activities. Experts retained by the plaintiffs issued a report suggesting significant contamination in the area operated by the subsidiary and another codefendant, and claimed that over $300 million would be required to properly remediate the contamination. The experts retained by the defendants conducted their own investigation and concluded that the remediation costs would amount to no more than $2.5 million.

The plaintiffs and the codefendant threatened to add GlobalSantaFe as a defendant in the lawsuit under the "single business enterprise" doctrine contained in Louisiana law. The single business enterprise doctrine is similar to corporate veil piercing doctrines. On August 16, 2006, our subsidiary and its immediate parent company, each of which is an entity that no longer conducts operations or holds assets, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. Later that day, the plaintiffs dismissed our subsidiary from the lawsuit. Subsequently, the codefendant filed various motions in the lawsuit and in the Delaware bankruptcies attempting to assert alter ego and single business enterprise claims against GlobalSantaFe and two other subsidiaries in the lawsuit. The efforts to assert alter ego and single business enterprise theory claims against GlobalSantaFe were rejected by the Court in Avoyelles Parish, and the lawsuit against the other defendant went to trial on February 19, 2007. This lawsuit was resolved at trial with a settlement by the codefendant that included a $20 million payment and certain cleanup activities to be conducted by the codefendant. The codefendant further claimed to receive a right to continue to pursue the original plaintiff's claims.

The codefendant sought to dismiss the bankruptcies. In addition, the codefendant filed proofs of claim against both our subsidiary and its parent with regard to its claims arising out of the settlement of the lawsuit. On February 15, 2008, the Bankruptcy Court denied the codefendant's request to dismiss the bankruptcy case but modified the automatic stay to allow the codefendant to proceed on its claims against the debtors, our subsidiary and its parent, and their insurance companies. The codefendant subsequently filed suit against the debtors and certain of its insurers in the Court of Avoyelles Parish to determine their liability for the settlement. The denial of the motion to dismiss the bankruptcies was appealed. On appeal the bankruptcy cases were ordered to be dismissed, and the bankruptcies were dismissed on June 14, 2010.

On March 10, 2010, GlobalSantaFe and the two subsidiaries filed a declaratory judgment action in State District Court in Houston, Texas against the codefendant and the debtors seeking a declaration that GlobalSantaFe and the two subsidiaries had no liability under legal theories advanced by the codefendant. This action is currently stayed.

On March 11, 2010, the codefendant filed a motion for leave to amend the pending litigation in Avoyelles Parish to add GlobalSantaFe, Transocean Worldwide Inc., its successor and our wholly owned subsidiary, and one of the subsidiaries as well as various additional insurers. Leave to amend was granted and the amended petition was filed. An extension to respond for all purposes was agreed until April 28, 2010 for the debtors, GlobalSantaFe, Transocean Worldwide Inc. and the subsidiary. On April 28, 2010, GlobalSantaFe and its two subsidiaries filed various exceptions seeking dismissal of the Avoyelles Parish lawsuit, which have been denied. Subsequent to denial, supervisory writs were filed with the Third Circuit Court of Appeals for the State of Louisiana.

On December 15, 2010, as permitted under the existing Case Management Order, GlobalSantaFe and various subsidiaries served third-party demands joining various insurers in the Avoyelles Parish lawsuit seeking insurance coverage for the claims brought against GlobalSantaFe and the various subsidiaries. On January 27, 2011, one of the recently joined insurers filed pleadings removing the Avoyelles Parish lawsuit to the United States District Court for the Western District of Louisiana, Alexandria Division (the "Western District Action"). On February 3, 2011, GlobalSantaFe and the two subsidiaries filed motions to dismiss the Western District Action, which are now pending.

We believe that these legal theories should not be applied against GlobalSantaFe or Transocean Worldwide Inc. Our subsidiary, its parent and GlobalSantaFe intend to continue to vigorously defend against any action taken in an attempt to impose liability against them under the theories discussed above or otherwise and believe they have good and valid defenses thereto. We do not believe that these claims will have a material impact on our consolidated statement of financial position, results of operations or cash flows.

Executive Officers of the Registrant

We have included the following information, presented as of February 15, 2011, on our executive officers in Part I of this report in reliance on General Instruction (3) to Form 10-K. The officers of the Company are elected annually by the board of directors. There is no family relationship between any of the executive officers named below.

Officer	Office	Age as of February 15, 2011
Steven L. Newman	President and Chief Executive Officer	46
Arnaud A.Y. Bobillier	Executive Vice President, Asset and Performance	55
John H. Briscoe	Vice President and Controller	53
Nick Deeming	Senior Vice President, General Counsel and Assistant Corporate Secretary	56
Ricardo H. Rosa	Senior Vice President and Chief Financial Officer	54
Ihab Toma	Executive Vice President, Global Business	48

Steven L. Newman is President and Chief Executive Officer and a member of the board of directors of the Company. Before being named as Chief Executive Officer in March 2010, Mr. Newman served as President and Chief Operating Officer from May 2008 to November 2009 and subsequently as President. Mr. Newman's prior senior management roles included Executive Vice President, Performance (November 2007 to May 2008), Executive Vice President and Chief Operating Officer (October 2006 to November 2007), Senior Vice President of Human Resources and Information Process Solutions (May 2006 to October 2006), Senior Vice President of Human Resources, Information Process Solutions and Treasury (March 2005 to May 2006), and Vice President of Performance and Technology (August 2003 to March 2005). He also has served as Regional Manager for the Asia and Australia Region and in international field and operations management positions, including Project Engineer, Rig Manager, Division Manager, Region Marketing Manager and Region Operations Manager. Mr. Newman joined the Company in 1994 in the Corporate Planning Department. Mr. Newman received his Bachelor of Science degree in Petroleum Engineering in 1989 from the Colorado School of Mines and his MBA in 1992 from the Harvard University Graduate School of Business. Mr. Newman is also a member of the Society of Petroleum Engineers.

Arnaud A.Y. Bobillier is Executive Vice President, Asset and Performance of the Company. Before being named to his current position in August 2010, Mr. Bobillier served as Executive Vice President, Assets of the Company (March 2008 to August 2010), Senior Vice President of the Company's Europe and Africa Unit, which covers offshore drilling operations in 15 countries (January 2008 to March 2008), Vice President of the Company's Europe and Africa unit (May 2005 to January 2008) and Regional Manager for the Europe and Africa Region (January 2004 to May 2005). From September 2001 to January 2004, Mr. Bobillier served as Regional Manager for the Company's West Africa Region. He began his career with a predecessor company in 1980 and has served in various management positions in several countries, including the U.S., France, Saudi Arabia, Indonesia, Congo, Brazil, South Africa and China. Mr. Bobillier received his engineering degree in fluid mechanics and thermodynamics in 1980 from the Ecole Superieure des Techniques de l'Ingenieur de Nancy, France.

John H. Briscoe is Vice President and Controller of the Company. Before being named to his current position in October 2007, Mr. Briscoe served as Vice President, Audit and Advisory Services (June 2007 to October 2007), Director of Investor Relations and Communications (January 2007 to June 2007) and Finance Director for the Company's North and South America Unit (June 2005 to January 2007). Prior to joining the Company in June 2005, Mr. Briscoe served as Ferrellgas Inc.'s Vice President of Accounting (July 2003 to June 2005), Vice President of Administration (June 2002 to July 2003) and Division Controller (June 1997 to June 2002). Prior to working for Ferrellgas, Mr. Briscoe served as Controller for Latin America for Dresser Industries Inc., which has subsequently been acquired by Halliburton, Inc. Mr. Briscoe started his career with seven years in public accounting beginning with the firm of KPMG and ending with Ernst & Young as an Audit Manager. Mr. Briscoe is a certified public accountant and received his Bachelor's degree in Business Administration—Accounting in 1981 from the University of Texas.

Nick Deeming is Senior Vice President, General Counsel and Assistant Corporate Secretary of the Company. Before being named to this position in February 2011, Mr. Deeming most recently served as Group General Counsel and Secretary of Christie's International Plc, from 2007 to 2010. Prior to Christie's, from 2001 to 2007, Mr. Deeming served as the Chief Legal Officer of Linde Group AG, formerly BOC Group Plc. Prior to that, from 1999 to 2001, he served as the Chief Legal Officer of Sema Group Plc; from 1990 to 1998, the Group Legal Director of PPP Healthcare Group Plc; from 1986 to 1990, the Group Legal Director of the financial services group Target Group Plc and from 1983 to 1986, the Head of Legal Services of Burmah Oil Exploration. Mr. Deeming received his law degree in 1977 from Guildhall University, subsequently qualified as a solicitor in 1981 and received his MBA in 1996 from Cranfield University.

Ricardo H. Rosa is Senior Vice President and Chief Financial Officer of the Company. Before being named to his current position in September 2009, Mr. Rosa served as Senior Vice President of the Company's Europe and Africa Unit, which covers offshore drilling operations in 15 countries (April 2008 to August 2009), Senior Vice President of the Asia and Pacific Unit (January 2008 to March 2008), Vice President of the Asia and Pacific Unit (May 2005 to December 2007), Regional Manager for the Asia Region (June 2003 to April 2005) and Vice President and Controller (December 1999 to May 2003). Beginning in September 1995, Mr. Rosa was Controller of Sedco Forex Holdings Limited, one of our predecessor companies. Mr. Rosa received his Master of Arts degree in 1977 from Oxford University and subsequently qualified as a Chartered Accountant with the Institute of Chartered Accountants in England and Wales in 1981.

Ihab Toma is Executive Vice President, Global Business of the Company. Before being named to his current position in August 2010, Mr. Toma served as Senior Vice President, Marketing and Planning of the Company from August 2009 to August 2010. Before joining the Company, Mr. Toma served as Vice President, Sales and Marketing for Europe, Africa and Caspian for Schlumberger Oilfield Services from April 2006 to August 2009. Mr. Toma led Schlumberger's information solutions business in various capacities, including Vice President, Sales and Marketing, from 2004 to April 2006, prior to which he served in a variety of positions with Schlumberger Ltd., including President of Information Solutions, Vice President of Information Management and Vice President of Europe, Africa and CIS Operations. He started his career with Schlumberger in 1986. Mr. Toma received his Bachelor's degree in Electrical Engineering in 1985 from Cairo University.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market and share prices—Our shares are listed on the New York Stock Exchange ("NYSE") under the symbol "RIG." and effective April 20, 2010, our shares were listed and began trading on the SIX Swiss Exchange ("SIX") under the symbol "RIGN." The following table presents the high and low sales prices of our shares for the periods indicated as reported on the NYSE and the SIX.

	NYSE Stock Price				SIX Stock Price			
	2010		2009		2010		2009	
	High	Low	High	Low	High	Low	High	Low
First quarter	$ 94.88	$ 76.96	$ 67.17	$ 46.11	CHF —	CHF —	CHF —	CHF —
Second quarter	92.67	41.88	85.57	56.75	101.10	49.90	—	—
Third quarter	65.98	44.30	87.22	65.04	64.45	46.54	—	—
Fourth quarter	73.94	61.60	94.44	78.71	72.00	59.15	—	—

On February 15, 2011, the last reported sales price of our shares on the NYSE and the SIX was $79.45 per share and CHF 77.30 per share, respectively. On such date, there were 8,174 holders of record of our shares and 319,100,641 shares outstanding.

Shareholder matters—In May 2010, at our annual general meeting, our shareholders approved a cash distribution in the form of a par value reduction in the aggregate amount of CHF 3.44 per issued share, equal to approximately $3.70, using an exchange rate of USD 1.00 to CHF 0.93 as of the close of trading on December 31, 2010. The cash distribution would have been calculated and paid in four quarterly installments. According to the May 2010 shareholder resolution and pursuant to applicable Swiss law, we were required to submit an application to the Commercial Register of the Canton of Zug in relation to each quarterly installment to register the relevant partial par value reduction, together with, among other things, a compliance deed issued by an independent notary public. On August 13, 2010, the Commercial Register of the Canton of Zug rejected our application to register the first of the four partial par value reductions. We appealed the Commercial Register's decision, and on December 9, 2010, the Administrative Court of the Canton of Zug rejected our appeal. The Administrative Court held that the statutory requirements for the registration of the par value reduction in the commercial register could not be met given the existence of lawsuits filed in the United States related to the Macondo well incident that were served in Switzerland and the reference to such lawsuits in the compliance deed. The Administrative Court's opinion also held that under these circumstances it was not possible to submit an amended compliance deed. Based on these considerations, we do not believe that a financial obligation existed for the distribution.

To preserve our rights, on January 24, 2011, we filed an appeal with the Swiss Federal Supreme Court against the decision of the Administrative Court of the Canton of Zug. On February 11, 2011, our board of directors recommended that shareholders at the May 2011 annual general meeting approve a U.S. dollar-denominated dividend of approximately U.S. $1 billion out of qualifying additional paid-in capital and payable in four quarterly installments. The board of directors expects that the four payment dates will be set in June 2011, September 2011, December 2011 and March 2012. The proposed dividend will, among other things, be contingent on shareholders approving at the same meeting a rescission of the 2010 distribution. Due to, among other things, the uncertainty of the timing and outcome of the pending appeal with the Swiss Federal Supreme Court, our board of directors believes it is in the best interest of the Company to discontinue with the disputed 2010 distribution and to file a request to stay the pending appeal with the Swiss Federal Supreme Court against the decision of the Administrative Court until shareholders have voted on the proposed rescission. Like distributions to shareholders in the form of a par value reduction dividend distributions out of qualifying additional paid-in capital are not subject to the 35 percent Swiss federal withholding tax. Dividend distributions out of qualifying additional paid-in capital do not require registration with the Commercial Register of the Canton of Zug.

Any future declaration and payment of any cash distributions will (1) depend on our results of operations, financial condition, cash requirements and other relevant factors, (2) be subject to shareholder approval, (3) be subject to restrictions contained in our credit facilities and other debt covenants and (4) be subject to restrictions imposed by Swiss law, including the requirement that sufficient distributable profits from the previous year or freely distributable reserves must exist.

In December 2008, Transocean Ltd. completed the Redomestication Transaction. In the Redomestication Transaction, Transocean Ltd. issued one of its shares in exchange for each ordinary share of Transocean Inc. In addition, Transocean Ltd. issued 16 million of its shares to Transocean Inc. for future use to satisfy Transocean Ltd.'s obligations to deliver shares in connection with awards granted under our incentive plans, warrants or other rights to acquire shares of Transocean Ltd. The Redomestication Transaction effectively changed the place of incorporation of our parent holding company from the Cayman Islands to Switzerland. As a result of the Redomestication Transaction, Transocean Inc. became a direct, wholly owned subsidiary of Transocean Ltd. In connection with the Redomestication Transaction, we relocated our principal executive offices to Vernier, Switzerland.

Swiss Tax Consequences to Shareholders of Transocean

The tax consequences discussed below are not a complete analysis or listing of all the possible tax consequences that may be relevant to shareholders of Transocean. Shareholders should consult their own tax advisors in respect of the tax consequences related to receipt, ownership, purchase or sale or other disposition of our shares and the procedures for claiming a refund of withholding tax.

Swiss Income Tax on Dividends and Similar Distributions

A non-Swiss holder will not be subject to Swiss income taxes on dividend income and similar distributions in respect of our shares, unless the shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss holder. However, dividends and similar distributions are subject to Swiss withholding tax", subject to certain exceptions. See "—Swiss Withholding Tax—Distributions to Shareholders" and "—Exemption from Swiss Withholding Tax—Distributions to Shareholders."

Swiss Wealth Tax

A non-Swiss holder will not be subject to Swiss wealth taxes unless the holder's shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss holder.

Swiss Capital Gains Tax upon Disposal of Shares

A non-Swiss holder will not be subject to Swiss income taxes for capital gains unless the holder's shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss holder. In such case, the non-Swiss holder is required to recognize capital gains or losses on the sale of such shares, which will be subject to cantonal, communal and federal income tax.

Swiss Withholding Tax—Distributions to Shareholders

A Swiss withholding tax of 35 percent is due on dividends and similar distributions to our shareholders from us, regardless of the place of residency of the shareholder (subject to the exceptions discussed under "—Exemption from Swiss Withholding Tax—Distributions to Shareholders" below). We will be required to withhold at such rate and remit on a net basis any payments made to a holder of our shares and pay such withheld amounts to the Swiss federal tax authorities. See "—Refund of Swiss Withholding Tax on Dividends and Other Distributions."

Exemption from Swiss Withholding Tax—Distributions to Shareholders

Distributions to shareholders in relation to a reduction of par value are exempt from Swiss withholding tax. Since January 1, 2011, distributions to shareholders out of qualifying additional paid-in capital for Swiss statutory purposes are also exempt from the Swiss withholding tax. On December 31, 2010, the aggregate amount of par value and qualifying additional paid-in capital of our outstanding shares was 5.0 billion Swiss francs and 11.4 billion Swiss francs, respectively (which is equivalent to approximately U.S. $5.4 billion and U.S. $12.3 billion, respectively, at an exchange rate as of the close of trading on December 31, 2010 of U.S. $1.00 to 0.93 Swiss francs.) Consequently, we expect that a substantial amount of any potential future distributions may be exempt from Swiss withholding tax.

Repurchases of Shares

Repurchases of shares for the purposes of capital reduction are treated as a partial liquidation subject to the 35 percent Swiss withholding tax. However, for shares repurchased for capital reduction, the portion of the repurchase price attributable to the par value of the shares repurchased will not be subject to the Swiss withholding tax. Since January 1, 2011, the portion of the repurchase price that is according to Swiss tax law and practice attributable to the qualifying additional paid-in capital for Swiss statutory reporting purposes of the shares repurchased will also not be subject to the Swiss withholding tax. We would be required to withhold at such rate the tax from the difference between the repurchase price and the related amount of par value and, since January 2011, the related amount of qualifying additional paid-in capital. We would be required to remit on a net basis the purchase price with the Swiss withholding tax deducted to a holder of our shares and pay the withholding tax to the Swiss federal tax authorities.

With respect to the refund of Swiss withholding tax from the repurchase of shares, see "—Refund of Swiss Withholding Tax on Dividends and Other Distributions" below.

In most instances, Swiss companies listed on the SIX carry out share repurchase programs through a second trading line on the SIX. Swiss institutional investors typically purchase shares from shareholders on the open market and then sell the shares on the second trading line back to the company. The Swiss institutional investors are generally able to receive a full refund of the withholding tax. Due to, among other things, the time delay between the sale to the company and the institutional investors' receipt of the refund, the price companies pay to repurchase their shares has historically been slightly higher (but less than one percent) than the price of such companies' shares in ordinary trading on the SIX first trading line. Effective April 20, 2010, we listed our shares on the SIX. We may repurchase our shares from institutional investors who are generally able to receive a full refund of the Swiss withholding tax via a second trading line on the SIX. There may not be sufficient liquidity in our shares on the SIX to repurchase the amount of shares that we would like to repurchase using the second trading line on the SIX. In relation to the U.S. market, we may therefore repurchase such shares using an alternative procedure pursuant to which we repurchase our shares via a "virtual second trading line" from market players (in particular, banks and institutional investors) who are generally entitled to receive a full refund of the Swiss withholding tax. Currently, our ability to use the "virtual second trading line" will be limited to the share repurchase program currently approved by our shareholders, and any use of the "virtual second trading line" with respect to future share repurchase programs will require approval of the competent Swiss tax and other authorities. We may not be able to repurchase as many shares as we would like to repurchase for purposes of capital reduction on either the "virtual second trading line" or, a SIX second trading line without subjecting the selling shareholders to Swiss withholding taxes. The repurchase of shares for purposes other than for cancellation, such as to retain as treasury shares for use in connection with stock incentive plans, convertible debt or other instruments within certain periods, will generally not be subject to Swiss withholding tax.

Refund of Swiss Withholding Tax on Dividends and Other Distributions

Swiss holders—A Swiss tax resident, corporate or individual, can recover the withholding tax in full if such resident is the beneficial owner of our shares at the time the dividend or other distribution becomes due and provided that such resident reports the gross distribution received on such resident's income tax return, or in the case of an entity, includes the taxable income in such resident's income statement.

Non-Swiss holders—If the shareholder that receives a distribution from us is not a Swiss tax resident, does not hold our shares in connection with a permanent establishment or a fixed place of business maintained in Switzerland, and resides in a country that has concluded a treaty for the avoidance of double taxation with Switzerland for which the conditions for the application and protection of and by the treaty are met, then the shareholder may be entitled to a full or partial refund of the withholding tax described above. The procedures for claiming treaty refunds (and the time frame required for obtaining a refund) may differ from country to country.

Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with numerous countries, including the U.S., whereby under certain circumstances all or part of the withholding tax may be refunded.

U.S. residents—The Swiss-U.S. tax treaty provides that U.S. residents eligible for benefits under the treaty can seek a refund of the Swiss withholding tax on dividends for the portion exceeding 15 percent (leading to a refund of 20 percent) or a 100 percent refund in the case of qualified pension funds.

As a general rule, the refund will be granted under the treaty if the U.S. resident can show evidence of:

- beneficial ownership,
- U.S. residency, and
- meeting the U.S.-Swiss tax treaty's limitation on benefits requirements.

The claim for refund must be filed with the Swiss federal tax authorities (Eigerstrasse 65, 3003 Bern, Switzerland), not later than December 31 of the third year following the year in which the dividend payments became due. The relevant Swiss tax form is Form 82C for companies, 82E for other entities and 82I for individuals. These forms can be obtained from any Swiss Consulate General in the U.S. or from the Swiss federal tax authorities at the above address. Each form needs to be filled out in triplicate, with each copy duly completed and signed before a notary public in the U.S. Evidence that the withholding tax was withheld at the source must also be included.

Stamp duties in relation to the transfer of shares—The purchase or sale of our shares may be subject to Swiss federal stamp taxes on the transfer of securities irrespective of the place of residency of the purchaser or seller if the transaction takes place through or with a Swiss bank or other Swiss securities dealer, as those terms are defined in the Swiss Federal Stamp Tax Act and no exemption applies in the specific case. If a purchase or sale is not entered into through or with a Swiss bank or other Swiss securities dealer, then no stamp tax will be due. The applicable stamp tax rate is 0.075 percent for each of the two parties to a transaction and is calculated based on the purchase price or sale proceeds. If the transaction does not involve cash consideration, the transfer stamp duty is computed on the basis of the market value of the consideration.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (2) (in millions)
October 2010	—	$ —	—	$ 3,560
November 2010	107	67.29	—	3,560
December 2010	714	61.67	—	3,560
Total	821	$ 62.40	—	$ 3,560

(1) Total number of shares purchased in the fourth quarter of 2010 includes 821 shares withheld by us through a broker arrangement and limited to statutory tax in satisfaction of withholding taxes due upon the vesting of restricted shares granted to our employees under our Long-Term Incentive Plan.

(2) In May 2009, at the annual general meeting of Transocean Ltd., our shareholders approved and authorized our board of directors, at its discretion, to repurchase an amount of our shares for cancellation with an aggregate purchase price of up to CHF 3.5 billion (which is equivalent to approximately $3.8 billion at an exchange rate as of the close of trading on December 31, 2010 of USD 1.00 to CHF 0.93). On February 12, 2010, our board of directors authorized our management to implement the share repurchase program. We may decide, based upon our ongoing capital requirements, the price of our shares, matters relating to the Macondo well incident, regulatory and tax considerations, cash flow generation, the relationship between our contract backlog and our debt, general market conditions and other factors, that we should retain cash, reduce debt, make capital investments or otherwise use cash for general corporate purposes, and consequently, repurchase fewer or no shares under this program. Decisions regarding the amount, if any, and timing of any share repurchases would be made from time to time based upon these factors. Through December 31, 2010, we have repurchased a total of 2,863,267 of our shares under this share repurchase program at a total cost of $240 million ($83.74 per share). See "Part I. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources and Uses of Liquidity—Overview."

Item 6. Selected Financial Data

The selected financial data as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 have been derived from the audited consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data." The selected financial data as of December 31, 2008, 2007 and 2006, and for the years ended December 31, 2007 and 2006 has been derived from audited consolidated financial statements not included herein. The following data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and the notes thereto included under "Item 8. Financial Statements and Supplementary Data."

	Years ended December 31,				
	2010	2009	2008	2007 (a)	2006
	(In millions, except per share data)				
Statement of operations data					
Operating revenues	$ 9,576	$ 11,556	$ 12,674	$ 6,377	$ 3,882
Operating income	1,866	4,400	5,357	3,239	1,641
Net income	988	3,170	4,029	3,121	1,385
Net income attributable to controlling interest	961	3,181	4,031	3,121	1,385
Earnings per share					
Basic	$ 2.99	$ 9.87	$ 12.63	$ 14.58	$ 6.31
Diluted	$ 2.99	$ 9.84	$ 12.53	$ 14.08	$ 6.10
Balance sheet data (at end of period)					
Total assets	$ 36,811	$ 36,436	$ 35,182	$ 34,356	$ 11,476
Debt due within one year	2,012	1,868	664	6,172	95
Long-term debt	9,209	9,849	12,893	10,266	3,203
Total equity	21,375	20,559	17,167	13,382	6,836
Other financial data					
Cash provided by operating activities	$ 3,946	$ 5,598	$ 4,959	$ 3,073	$ 1,237
Cash used in investing activities	(721)	(2,694)	(2,196)	(5,677)	(415)
Cash provided by (used in) financing activities	(961)	(2,737)	(3,041)	3,378	(800)
Capital expenditures	1,411	3,052	2,208	1,380	876

(a) In November 2007, Transocean Inc., a wholly owned subsidiary and our former parent holding company, reclassified each of its outstanding ordinary shares by way of a scheme of arrangement under Cayman Islands law immediately followed by its merger with GlobalSantaFe Corporation (the "Merger"). We accounted for the reclassification as a reverse stock split and a dividend, which requires restatement of historical weighted-average shares outstanding and historical earnings per share for prior periods. Per share amounts for all periods have been adjusted for the reclassification. We applied the purchase accounting method for the Merger and identified Transocean Inc. as the acquirer in the business combination. The balance sheet data as of December 31, 2007 represents the consolidated statement of financial position of the combined company. The statement of operations and other financial data for the year ended December 31, 2007 include approximately one month of operating results and cash flows for the combined company. Transocean Inc. financed payments made in connection with the reclassification and Merger with borrowings under a $15 billion bridge loan facility.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the information contained in "Item 1. Business," "Item 1A. Risk Factors" and the audited consolidated financial statements and the notes thereto included under "Item 8. Financial Statements and Supplementary Data" elsewhere in this annual report.

Business

Transocean Ltd. (together with its subsidiaries and predecessors, unless the context requires otherwise, "Transocean," the "Company," "we," "us" or "our") is a leading international provider of offshore contract drilling services for oil and gas wells. As of February 10, 2011, we owned, had partial ownership interests in or operated 138 mobile offshore drilling units. As of this date, our fleet consisted of 47 High-Specification Floaters (Ultra-Deepwater, Deepwater and Harsh Environment semisubmersibles and drillships), 25 Midwater Floaters, nine High-Specification Jackups, 54 Standard Jackups and three Other Rigs. In addition, we had one Ultra-Deepwater Floater and three High-Specification Jackups under construction.

We have two reportable segments: (1) contract drilling services and (2) other operations. Contract drilling services, our primary business, involves contracting our mobile offshore drilling fleet, related equipment and work crews primarily on a dayrate basis to drill oil and gas wells. We believe our drilling fleet is one of the most modern and versatile fleets in the world, consisting of floaters, jackups and other rigs used in support of offshore drilling activities and offshore support services on a worldwide basis. We specialize in technically demanding regions of the offshore drilling business with a particular focus on deepwater and harsh environment drilling services.

Our contract drilling operations are geographically dispersed in oil and gas exploration and development areas throughout the world. Although rigs can be moved from one region to another, the cost of moving rigs and the availability of rig-moving vessels may cause the supply and demand balance to fluctuate somewhat between regions. Still, significant variations between regions do not tend to persist long term because of rig mobility. Our fleet operates in a single, global market for the provision of contract drilling services. The location of our rigs and the allocation of resources to build or upgrade rigs are determined by the activities and needs of our customers.

Our other operations segment includes drilling management services and oil and gas properties. We provide drilling management services through Applied Drilling Technology Inc., our wholly owned subsidiary, and through ADT International, a division of one of our U.K. subsidiaries (together, "ADTI"). ADTI provides oil and gas drilling management services on either a dayrate basis or a completed-project, fixed-price (or "turnkey") basis, as well as drilling engineering and drilling project management services. Our oil and gas properties consist of exploration, development and production activities carried out through Challenger Minerals Inc. and Challenger Minerals (North Sea) Limited (together, "CMI"), our oil and gas subsidiaries.

In December 2008, Transocean Ltd. completed a transaction pursuant to an Agreement and Plan of Merger among Transocean Ltd., Transocean Inc., which was our former parent holding company, and Transocean Cayman Ltd., a company organized under the laws of the Cayman Islands that was a wholly owned subsidiary of Transocean Ltd., pursuant to which Transocean Inc. merged by way of schemes of arrangement under Cayman Islands law with Transocean Cayman Ltd., with Transocean Inc. as the surviving company (the "Redomestication Transaction"). In the Redomestication Transaction, Transocean Ltd. issued one of its shares in exchange for each ordinary share of Transocean Inc. In addition, Transocean Ltd. issued 16 million of its shares to Transocean Inc. for future use to satisfy Transocean Ltd.'s obligations to deliver shares in connection with awards granted under our incentive plans or other rights to acquire shares of Transocean Ltd. The Redomestication Transaction effectively changed the place of incorporation of our parent holding company from the Cayman Islands to Switzerland. As a result of the Redomestication Transaction, Transocean Inc. became a direct, wholly owned subsidiary of Transocean Ltd. In connection with the Redomestication Transaction, we relocated our principal executive offices to Vernier, Switzerland.

Significant Events

Debt issuance—In September 2010, we issued $1.1 billion aggregate principal amount of 4.95% Senior Notes due November 2015 (the "4.95% Senior Notes") and $900 million aggregate principal amount of 6.50% Senior Notes due November 2020 (the "6.50% Senior Notes" and together with the 4.95% Senior Notes, the "Senior Notes"). See "—Liquidity and Capital Resources—Sources and Uses of Liquidity."

Debt repurchases—Holders of the 1.625% Series A Convertible Senior Notes due 2037 ("Series A Convertible Senior Notes") had the option to require Transocean Inc., our wholly owned subsidiary and the issuer of the Series A Convertible Senior Notes, to repurchase all or any part of such holder's notes on December 15, 2010. As a result, we were required to repurchase an aggregate principal amount of $1,288 million of our Series A Convertible Senior Notes for an aggregate cash payment of $1,288 million. On January 31, 2011, we redeemed the remaining aggregate principal amount of $11 million of our Series A Convertible Senior Notes for an aggregate cash payment of $11 million. See "—Liquidity and Capital Resources—Sources and Uses of Liquidity."

During 2010, we also repurchased an aggregate principal amount of $520 million of our 1.50% Series B Convertible Senior Notes due 2037 ("Series B Convertible Senior Notes") for an aggregate cash payment of $505 million and an aggregate principal amount of $478 million of our 1.50% Series C Convertible Senior Notes due 2037 ("Series C Convertible Senior Notes" and collectively with the Series A Convertible Senior Notes and the Series B Convertible Senior Notes, the "Convertible Senior Notes") for an aggregate cash payment of $453 million. In connection with the repurchases, we recognized a loss on retirement of debt of $35 million. See "—Liquidity and Capital Resources—Sources and Uses of Liquidity."

Fleet expansion—In 2010, we completed construction of five Ultra-Deepwater newbuilds, four of which have commenced their respective contracts. In November 2010, we purchased for $195 million a PPL Pacific Class 400 design High-Specification Jackup to be named *Transocean Honor*, under construction at PPL Shipyard Pte Ltd. in Singapore. Delivery of *Transocean Honor* is expected in the fourth quarter of 2011. Additionally, in December 2010, we entered into agreements to purchase for $186 million each, two Keppel FELS Super B class design High-Specification Jackups under construction at Keppel FELS yard in Singapore. Delivery of the two High-Specification Jackups is expected in the fourth quarter of 2012. See "—Outlook."

Disposition—Subsequent to December 31, 2010, we completed the sale of the High-Specification Jackup *Trident 20* and received net cash proceeds of $262 million. See "—Liquidity and Capital Resources—Drilling Fleet."

Macondo well incident—On April 22, 2010, the Ultra-Deepwater Floater *Deepwater Horizon* sank after a blowout of the Macondo well caused a fire and explosion on the rig, and the rig has been declared a total loss. Eleven persons were declared dead and others were injured as a result of the incident. The incident could ultimately have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. Although the rig was operating under a contract which was to extend through September 2013, the total loss of the rig resulted in an automatic termination of the agreement. At the time of the incident, the backlog associated with the *Deepwater Horizon* drilling contract was approximately $590 million. During the year ended December 31, 2010, we received $560 million in cash proceeds from insurance recoveries related to the loss of the drilling unit and, for the year ended December 31, 2010, we recognized a gain on the loss of the rig in the amount of $267 million. See "—Contingencies—Macondo well incident."

Impairment of long-lived assets—In the three months ended December 31, 2010, we determined that the Standard Jackup asset group in our contract drilling services reporting unit was impaired due to projected declines in dayrates and utilization for this asset group, and we recognized a loss on impairment of $1.0 billion. See "—Results of Operations" and "—Critical Accounting Policies and Estimates."

Exchange listing—Effective April 20, 2010, our shares began trading on the SIX Swiss Exchange under the symbol "RIGN." Our shares also continue to be listed on the New York Stock Exchange under the symbol "RIG."

Share repurchase program—As of December 31, 2010, we had repurchased a total of 2,863,267 of our shares under our share repurchase program for an aggregate purchase price of CHF 257 million, equivalent to $240 million. See "—Liquidity and Capital Resources—Sources and Uses of Liquidity."

Distribution—In May 2010, at our annual general meeting, our shareholders approved a cash distribution in the form of a par value reduction in the aggregate amount of CHF 3.44 per issued share, equal to approximately $3.70, using an exchange rate of USD 1.00 to CHF 0.93 as of the close of trading on December 31, 2010. On August 13, 2010, the Commercial Register of the Canton of Zug rejected our application to register the first of four partial par value reductions. We appealed the Commercial Register's decision, and on December 9, 2010, the Administrative Court of the Canton of Zug rejected our appeal. On January 24, 2011, we filed an appeal with the Swiss Federal Supreme Court against the decision of the Administrative Court of the Canton of Zug. On February 11, 2011, the board of directors recommended that shareholders at the May 2011 annual general meeting approve a United States ("U.S.") dollar-denominated dividend of approximately U.S. $1 billion out of qualifying additional paid-in capital and payable in four quarterly installments. The proposed dividend will, among other things, be contingent on shareholders approving at the same meeting a rescission of the 2010 distribution. Due to, among other things, the uncertainty of the timing and outcome of the pending appeal with the Swiss Federal Supreme Court, our board of directors believes it is in the best interest of the Company to discontinue with the disputed 2010 distribution and to file a request to stay the pending appeal with the Swiss Federal Supreme Court against the decision of the Administrative Court until shareholders have voted on the proposed rescission. See "—Liquidity and Capital Resources—Sources and Uses of Liquidity."

Outlook

Drilling market—We expect utilization to remain steady or improve over the next few quarters for the High-Specification Jackup and Midwater Floater fleets due to increasing oil and gas prices as a result of the improved global economic outlook. We expect this favorable commodity pricing to result in contracting opportunities for all classes within our drilling fleet for 2011. However, considering the potential impact on capacity in 2011 resulting from uncontracted newbuilds and existing units entering or available in the market, coupled with the continued uncertainties surrounding the enhanced regulations in the U.S. Gulf of Mexico, it is difficult to project the levels of utilization. Consequently, we do not believe that the increased tendering activity we are currently experiencing will lead to a corresponding increase in dayrates for any asset category in the short term, and we may experience declines in dayrates for our Standard Jackups.

As of February 10, 2011, our contract backlog had declined to $24.0 billion from $26.1 billion as of October 14, 2010 and $31.2 billion as of December 31, 2009. Although we are currently engaged in advanced discussions with customers on several additional opportunities, our backlog may continue to decline if we are unable to obtain new contracts for our rigs that sufficiently replace existing backlog as it is consumed over time or if any contracts are terminated.

On May 30, 2010, the U.S. government implemented a moratorium on certain drilling activities in the U.S. Gulf of Mexico. On October 12, 2010, the U.S. government lifted the moratorium. In order to obtain new drilling permits and resume drilling activities, operators must submit applications that demonstrate compliance with enhanced regulations which now require independent third-party inspection, certification of well design and well control equipment and emergency response plans in the event of a blowout, among other requirements. On January 3, 2011, the U.S. government allowed the resumption of drilling under permits issued prior to the moratorium with the stipulation that operators must first comply with the recommendations of independent third-party inspections of well control equipment. We are working in close consultation with our customers to review and implement the new rules and requirements and, although, as of February 10, 2011, five rigs have resumed operations under permits issued before the moratorium, no new permits have been issued. Some customers have also elected to voluntarily implement the requirement for third-party inspections and certification on equipment operating outside the U.S. Gulf of Mexico, and the application of and compliance with these enhanced requirements has caused and may continue to cause additional out of service time. At the time the moratorium was implemented, we had 14 rigs under contract in the U.S. Gulf of Mexico. As of February 10, 2011, we had 12 rigs under contract in the U.S. Gulf of Mexico. While the moratorium was in effect, two rigs were moved, at the customers' election, to locations outside the U.S. Gulf of Mexico and additional rigs may be relocated by our customers. We are unable to predict, with certainty, the impact that the enhanced regulations will have on our operations. The backlog associated with the contracts for our remaining rigs in the U.S. Gulf of Mexico was $6.6 billion as of February 10, 2011, of which $2.2 billion could be lost if our customers are legally permitted to and choose to exercise their termination rights under certain contracts.

While the moratorium was in place, several customers either declared force majeure or indicated that they may declare force majeure under their respective contracts. We do not believe that a force majeure event existed as a result of the drilling moratorium nor do we believe that the enhanced regulations in effect following the moratorium amount to a force majeure event under the drilling contracts for the rigs in the U.S. Gulf of Mexico. We cannot predict if customers may continue to assert claims of force majeure as a result of the new regulations. If an actual force majeure event occurs, as determined under the applicable drilling contract, these agreements generally allow for a period of 30 to 60 days during which the rig will earn a force majeure rate, which is generally between 85 percent and 100 percent of the contracted dayrate. Following this period, and in some cases subject to a notice or waiting period, either we or the customer may terminate the contract. In some contracts, we have the right to further extend the contract for a period of time by electing to continue the contract at a zero dayrate, thereby retaining the backlog associated with the contract for possible recognition in a later period. Some drilling contracts for rigs in the U.S. Gulf of Mexico include early termination provisions that require the payment of the contractual dayrate for the remaining term of the contract upon termination for force majeure either in a lump sum or over an extended term. We have, in some instances, negotiated and may continue to negotiate or extend special standby rates with some of our customers under our drilling contracts for rigs in the U.S. Gulf of Mexico. These special standby rates are significantly lower than the regular contract dayrate and apply during periods when the customer is prevented from performing drilling operations for reasons beyond the customer's control. For every day on special standby rate, the contract term of the applicable contract is extended by an equal number of days.

Fleet status—The uncommitted fleet rate is the number of uncommitted days as a percentage of the total number of available rig calendar days in the period. As of February 10, 2011, the uncommitted fleet rates for the remainder of 2011, 2012, 2013 and 2014 are as follows:

	Years ending December 31,			
	2011	2012	2013	2014
Uncommitted fleet rate				
High-Specification Floaters	**16%**	**27%**	**42%**	**68%**
Midwater Floaters	57%	79%	91%	92%
High-Specification Jackups	**58%**	**88%**	**100%**	**100%**
Standard Jackups	70%	85%	93%	98%

As of February 10, 2011, we have 12 existing contracts with fixed-price or capped options that are exercisable, at the customer's discretion, any time through their expiration dates. Customers are more likely to exercise fixed-price options when dayrates are higher on new contracts relative to existing contracts, and customers are less likely to exercise fixed-price options when dayrates are lower on new contracts relative to existing contracts. Given current market conditions, we expect that a number of these options will not be exercised by our customers in 2011. Additionally, well-in-progress or similar provisions of our existing contracts may delay the start of higher or lower dayrates in subsequent contracts, and some of the delays could be significant.

High-Specification Floaters—Our Ultra-Deepwater Floater fleet has one remaining Ultra-Deepwater Floater with availability in 2011. Subletting of certain units in our High-Specification Floater fleet had minimal impact on our operations in 2010, but we cannot be certain of the impact on our operations in 2011 and beyond. As of February 10, 2011, we had 39 of our 48 current and future High-Specification Floaters, including all of our newbuilds, contracted through the end of 2011, and 39 of 48 rigs in this fleet, including all of our newbuilds, contracted beyond 2011. We believe continued exploration successes in the major deepwater offshore provinces will generate additional demand and should support our long-term positive outlook for our High-Specification Floater fleet.

Midwater Floaters—For our Midwater Floater fleet, which includes 25 semisubmersible rigs, customer interest has remained steady, and we expect to see a near-term increase in activity in the U.K. and India. We have executed several contracts for our Midwater Floater fleet for short-term work in the fourth quarter of 2010 and the first quarter of 2011. We believe the recent tendering activity, although generally for short-term work, may result in our active rigs working beyond their current contracts on a well-to-well basis. Market utilization for this fleet, however, may face challenges from the available moored Deepwater Floaters potentially competing in the midwater market sector and additional capacity resulting from the enhanced regulations in the U.S. Gulf of Mexico.

High-Specification Jackups—The High-Specification Jackup fleet is experiencing increased interest from customers, and we expect utilization to improve during 2011. Tendering activity strengthened during the fourth quarter of 2010 and early 2011, and should result in new contracting opportunities for this fleet. In the fourth quarter of 2010, we purchased a PPL Pacific Class 400 design High-Specification Jackup under construction, to be named *Transocean Honor*, with an expected delivery in the fourth quarter of 2011. We are actively marketing the rig, and based on customer interest, we expect to sign a contract prior to delivery. Additionally, we entered into construction agreements for two Keppel FELS Super B class design High-Specification Jackups with expected deliveries in the fourth quarter of 2012. As of February 10, 2011, we had two of our existing 10 High-Specification Jackups stacked.

Standard Jackups—Considering the number of units currently stacked, the increasing customer preference for high-specification capable units and the lack of customer demand for standard jackups, we expect dayrates for our Standard Jackup fleet to decline in the near term as contracts are renewed or completed. However, if the increasing demand for high-specification capable units exceeds the number of available units in that fleet for the first half of 2011, new opportunities may emerge for our Standard Jackups. As of February 10, 2011, we had 26 of our 54 Standard Jackups stacked, including one that was held for sale. In the first quarter of 2011, we expect a few more of our Standard Jackups to be stacked, but we also expect to reactivate a few of our Standard Jackups that require minimal reactivation costs during 2011.

Operating results—For the year ending December 31, 2011 compared to the year ended December 31, 2010, we expect our total revenues to be higher primarily due to the increased drilling activity associated with our newbuilds delivered in 2010 and 2011 and lower planned out-of-service time for shipyard, maintenance and repair projects, partially offset by reduced revenues resulting from lower dayrates and the reduced drilling activity resulting from our stacked and idle rigs. We are unable to predict, with certainty, the full impact that the enhanced regulations, described under "—Drilling market", will have on our operations in 2011 and beyond. We have negotiated special standby rates with four of our customers under our drilling contracts for rigs in the U.S. Gulf of Mexico. These special standby rates are significantly lower than the regular contract dayrates and apply only during periods when the customer is prevented from performing drilling operations. For every day on special standby rate, the contract term of the applicable contract is extended by an equal number of days.

For the year ending December 31, 2011 compared to the year ended December 31, 2010, we expect our total operating and maintenance expenses to be higher primarily due to the increased drilling activity of our newbuilds delivered in 2010 and 2011 and higher shipyard and maintenance expense in 2011. These increases are expected to be partially offset by the reduced drilling activity associated with our stacked rigs. Our projected operating and maintenance expenses for the year ending December 31, 2011 remain uncertain and could be affected by actual activity levels, rig reactivations, the enhanced regulations described under "—Drilling market", the Macondo well incident and related contingencies, exchange rates and cost inflation as well as other factors.

Although we are unable to estimate the full impact that the Macondo well incident will have on our business, the incident could ultimately have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. For the year ended December 31, 2010, incremental costs associated with the Macondo well incident, recorded in operating and maintenance expense, were $137 million, including $65 million associated with our insurance deductibles, $26 million resulting from higher insurance premiums, $22 million of additional legal expenses related to lawsuits and investigations, net of insurance recoveries, and $24 million of additional costs primarily related to our internal investigation of the Macondo well incident, including consultant costs, travel costs and other miscellaneous costs. For the year ending December 31, 2011, we expect incremental operating costs and expenses related to the Macondo well incident to be approximately $100 million, primarily due to legal expenses for lawsuits and investigations, net of insurance recoveries. See "—Contingencies—Insurance matters" and "Part I., Item 1A. Risk Factors."

At December 31, 2010, the carrying amount of our property and equipment was $21.5 billion, representing 58 percent of our total assets, and the carrying amount of our goodwill was $8.1 billion, representing 22 percent of our total assets. In accordance with our critical accounting policies, we review our property and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable, and we conduct impairment testing for our goodwill when events and circumstances indicate that the fair value of a reporting unit falls below its carrying amount. In the three months ended December 31, 2010, we determined that the Standard Jackup asset group in our contract drilling services reporting unit was impaired due to projected declines in dayrates and utilization for this asset group, and we recognized a loss on impairment of $1.0 billion (see "—Results of Operations" and "—Critical Accounting Policies and Estimates"). If we are unable to secure new or extended contracts for our active units or the reactivation of any of our stacked units, or if we experience further declines in actual or anticipated dayrates, we may be required to recognize additional losses in future periods as a result of an impairment of the carrying amount of one or more of our asset groups. Additionally, we may be required to recognize losses on impairment of goodwill if we determine that the fair value of our contract drilling services reporting unit has declined below its carrying amount. See "—Critical Accounting Policies and Estimates" and "Part I., Item 1A. Risk Factors."

Performance and Other Key Indicators

Contract backlog—The following table presents our contract backlog, including firm commitments only, for our contract drilling services segment as of February 10, 2011, October 14, 2010 and December 31, 2009. Firm commitments are represented by signed drilling contracts or, in some cases, by other definitive agreements awaiting contract execution. Our contract backlog is calculated by multiplying the full contractual operating dayrate by the number of days remaining in the firm contract period, excluding revenues for mobilization, demobilization and contract preparation or other incentive provisions, which are not expected to be significant to our contract drilling revenues. The contractual operating dayrate may be higher than the actual dayrate we receive or we may receive other dayrates included in the contract, such as a waiting-on-weather rate, repair rate, standby rate or force majeure rate. The contractual operating dayrate may also be higher than the actual dayrate we receive because of a number of factors, including rig downtime or suspension of operations. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period of time.

	February 10, 2011	October 14, 2010	December 31, 2009
Contract backlog		(in millions)	
High-Specification Floaters	$ 20,956	$ 22,107	$ 25,704
Midwater Floaters	1,912	2,320	3,412
High-Specification Jackups	129	335	374
Standard Jackups	936	1,251	1,601
Other Rigs	47	55	80
Total	$ 23,980	$ 26,068	$ 31,171

We have 12 rigs under contract and operating in the U.S. Gulf of Mexico. The backlog associated with the contracts relating to these rigs was $6.6 billion as of February 10, 2011, of which $2.2 billion could be lost if our customers are legally permitted to and choose to exercise their termination rights under certain contracts.

Although *Deepwater Horizon* was operating under a contract, which was to extend through September 2013, the total loss of the rig resulted in an automatic termination of the agreement. At the time of the Macondo well incident, the backlog associated with the *Deepwater Horizon* drilling contract was approximately $590 million.

The firm commitments that comprise the contract backlog for our contract drilling services segment are presented in the following table along with the associated average contractual dayrates measured at February 10, 2010. The actual amounts of revenues earned and the actual periods during which revenues are earned will differ from the amounts and periods shown in the tables below due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in lower applicable dayrates than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenue to be recognized and timing include customer liquidity issues and contract terminations, which are available to our customers under certain circumstances. The contract backlog average contractual dayrate is defined as the contracted operating dayrate to be earned per revenue earning day in the period. A revenue earning day is defined as a day for which a rig earns a dayrate during the firm contract period after commencement of operations.

	For the years ending December 31					
	Total	2011	2012	2013	2014	Thereafter
Contract backlog	(In millions, except average dayrates)					
High-Specification Floaters	$ 20,956	$ 5,710	$ 5,660	$ 4,511	$ 2,503	$ 2,572
Midwater Floaters	1,912	949	545	170	98	150
High-Specification Jackups	129	104	25	—	—	—
Standard Jackups	936	536	241	112	38	9
Other Rigs	47	23	24	—	—	—
Total contract backlog	$ 23,980	$ 7,322	$ 6,495	$ 4,793	$ 2,639	$ 2,731
Average contractual dayrates	Total	2011	2012	2013	2014	Thereafter
High-Specification Floaters	$ 466,000	$ 471,000	$ 472,000	$ 476,000	$ 466,000	$ 429,000
Midwater Floaters	318,000	325,000	342,000	294,000	268,000	268,000
High-Specification Jackups	103,000	103,000	100,000	—	—	—
Standard Jackups	97,000	107,000	89,000	82,000	81,000	78,000
Other Rigs	72,000	72,000	72,000	—	—	—
Total fleet average	$ 383,000	$ 342,000	$ 385,000	$ 420,000	$ 425,000	$ 410,000

Fleet average daily revenue—The following table presents the average daily revenue for our contract drilling services segment for each of the quarters ended December 31, 2010, September 30, 2010 and December 31, 2009.

	Three months ended		
	December 31, 2010	September 30, 2010	December 31, 2009
Average daily revenue (a) (b)			
High-Specification Floaters			
Ultra-Deepwater Floaters	$ 435,900	$ 422,800	$ 486,200
Deepwater Floaters	$ 395,600	$ 365,600	$ 346,600
Harsh Environment Floaters	$ 366,800	$ 414,100	$ 405,800
Total High-Specification Floaters	$ 414,500	$ 403,900	$ 425,900
Midwater Floaters	$ 298,500	$ 328,400	$ 325,100
High-Specification Jackups	$ 162,600	$ 138,100	$ 175,100
Standard Jackups	$ 110,600	$ 113,200	$ 147,300
Other Rigs	$ 73,000	$ 72,900	$ 72,300
Total fleet average daily revenue	$ 276,600	$ 271,200	$ 295,700

(a) Average daily revenue is defined as contract drilling revenue earned per revenue earning day. A revenue earning day is defined as a day for which a rig earns dayrate after commencement of operations. Stacking rigs, such as Midwater Floaters, High-Specification Jackups and Standard Jackups, has the effect of increasing the average daily revenue since these rig types are typically contracted at lower dayrates compared to the High-Specification Floaters. Average daily revenue includes our rigs that are operating on standby rates in the U.S. Gulf of Mexico.

(b) Calculation excludes results for *Joides Resolution*, a drillship engaged in scientific geological coring activities that is owned by an unconsolidated joint venture in which we have a 50 percent interest and for which we apply the equity method of accounting.

Utilization—The following table presents the utilization for our contract drilling services segment for each of the quarters ended December 31, 2010, September 30, 2010 and December 31, 2009.

	Three months ended		
	December 31, 2010	September 30, 2010	December 31, 2009
Utilization (a) (b)			
High-Specification Floaters			
Ultra-Deepwater Floaters	76%	77%	91%
Deepwater Floaters	58%	65%	88%
Harsh Environment Floaters	92%	93%	83%
Total High-Specification Floaters	71%	75%	89%
Midwater Floaters	68%	73%	69%
High-Specification Jackups	38%	61%	53%
Standard Jackups	46%	52%	57%
Other Rigs	48%	50%	50%
Total fleet average utilization	58%	64%	69%

(a) Utilization is the total actual number of revenue earning days as a percentage of the total number of calendar days in the period. Idle and stacked rigs are included in the calculation and reduce the utilization rate to the extent these rigs are not earning revenues. Newbuilds are included in the calculation upon acceptance by the customer.

(b) Calculation excludes results for *Joides Resolution*, a drillship engaged in scientific geological coring activities that is owned by an unconsolidated joint venture in which we have a 50 percent interest and for which we apply the equity method of accounting.

Results of Operations

Historical 2010 compared to 2009

Following is an analysis of our operating results. See "—Performance and Other Key Indicators—Fleet average daily revenue" for a definition of revenue earning days and average daily revenue. See "—Performance and Other Key Indicators—Utilization" for a definition of utilization.

	Years ended December 31, 2010	Years ended December 31, 2009	Change	% Change
	(In millions, except day amounts and percentages)			
Revenue earning days	31,713	39,085	(7,372)	(19)%
Utilization	63%	80%	n/a	n/m
Average daily revenue	$ 282,700	$ 271,400	$ 11,300	4%
Contract drilling revenues	$ 8,967	$ 10,607	$ (1,640)	(15)%
Contract drilling intangible revenues	98	281	(183)	(65)%
Other revenues	511	668	(157)	(24)%
	9,576	11,556	(1,980)	(17)%
Operating and maintenance expense	(5,119)	(5,140)	21	—%
Depreciation, depletion and amortization	(1,589)	(1,464)	(125)	9%
General and administrative expense	(247)	(209)	(38)	18%
	(6,955)	(6,813)	(142)	2%
Loss on impairment	(1,012)	(334)	(678)	n/m
Gain (loss) on disposal of assets, net	257	(9)	266	n/m
Operating income	1,866	4,400	(2,534)	(58)%
Other income (expense), net				
Interest income	23	5	18	n/m
Interest expense, net of amounts capitalized	(567)	(484)	(83)	17%
Loss on retirement of debt	(33)	(29)	(4)	14%
Other, net	10	32	(22)	(69)%
Income before income tax expense	1,299	3,924	(2,625)	(67)%
Income tax expense	(311)	(754)	443	(59)%
Net income	988	3,170	(2,182)	(69)%
Net income (loss) attributable to noncontrolling interest	27	(11)	38	n/m
Net income attributable to controlling interest	$ 961	$ 3,181	$ (2,220)	(70)%

"n/a" means not applicable.

"n/m" means not meaningful.

Operating revenues—Contract drilling revenues decreased for the year ended December 31, 2010 compared to the year ended December 31, 2009 as follows: (a) approximately $1.4 billion due to reduced drilling activity, as a greater number of rigs were stacked or idle, (b) approximately $520 million due to higher out-of-service time for shipyard, mobilization, maintenance and repair projects, (c) approximately $305 million due to special standby rates in effect during and subsequent to the U.S. Gulf of Mexico drilling moratorium and (d) approximately $120 million from the lost revenues associated with the *Deepwater Horizon* contract. These decreases in revenues were partially offset by increased revenues of approximately $890 million associated with our newbuilds that commenced operations during 2009 and 2010.

Contract drilling intangible revenues declined for the year ended December 31, 2010, compared to the year ended December 31, 2009, due to completion of the contracts with which they were associated. Contract drilling intangible revenues represent the amortization of the fair value of drilling contracts in effect at the time of our merger with GlobalSantaFe. We recognize contract drilling intangible revenues over the respective contract period using the straight-line method of amortization.

Other revenues decreased for the year ended December 31, 2010 compared to the year ended December 31, 2009, primarily due to reduced integrated services activity of $127 million and lower reimbursable revenues of $41 million. These reductions were partially offset by increased revenues of approximately $11 million associated with our other operations segment.

Costs and expenses—Operating and maintenance expenses decreased for the year ended December 31, 2010 compared to the year ended December 31, 2009 as follows: (a) approximately $400 million resulting from lower utilization, (b) approximately $110 million due to reduced litigation settlement expense, (c) approximately $105 million due to reduced activities in our integrated services operations and (d) approximately $40 million related to the sale of our ownership interest in two rigs. These reductions were partially offset by $260 million of expenses resulting from our newbuilds that commenced operations during 2009 and 2010, approximately $225 million of expense due to increased shipyard and maintenance projects and $137 million of costs associated with the Macondo well incident, net of insurance recoveries.

Depreciation, depletion and amortization increased primarily due to $84 million of additional expense related to the commencement of operations of five newbuilds in late 2009, $32 million related to the commencement of operations of four newbuilds in 2010, $21 million due to accelerated depletion of our oil and gas properties during 2010 and $22 million due to normal operations of our contract drilling services. Partially offsetting the increase was $20 million of reduced depreciation related to the extension of useful lives of five rigs in 2010, $6 million related to the loss of *Deepwater Horizon*, and $6 million related to the stacking of rigs.

In the year ended December 31, 2010, we determined that the Standard Jackups asset group in our contract drilling services reporting unit was impaired due to projected declines in dayrates and utilization for this asset group, and we recognized a loss on impairment of $1.0 billion. During the year ended December 31, 2009, *GSF Arctic II* and *GSF Arctic IV*, both previously classified as assets held for sale, were impaired due to the global economic downturn and pressure on commodity prices, both of which have had an adverse effect on our industry, and we recognized a loss on impairment of $279 million. Additionally, during the year ended December 31, 2009, we recognized losses on the impairment of the intangible assets associated with our drilling management services reporting unit in the aggregate amount of $55 million.

During the year ended December 31, 2010, we recognized a net gain on disposal of assets of $257 million, including a $267 million gain on insurance recoveries for the loss of *Deepwater Horizon* that exceeded the carrying amount of the rig. Partially offsetting the gain was a loss of $15 million related to the sale of *GSF Arctic II* and *GSF Arctic IV*. During the year ended December 31, 2009, we recognized a net loss of $9 million related to sales of rigs and other property and equipment.

Other income and expense—Interest income increased in the year ended December 31, 2010 compared to 2009, primarily due to higher average cash balances.

Interest expense increased in the year ended December 31, 2010 compared to the year ended December 31, 2009, primarily due to a $93 million reduction in interest capitalized for our newbuild projects, $33 million of increased interest expense associated with the *Petrobras 10000* capital lease and $33 million of increased interest expense associated with additional borrowings and debt issued subsequent to December 31, 2009. Partially offsetting these increases was $76 million associated with debt repaid or repurchased subsequent to 2009.

In the year ended December 31, 2010, we recognized losses on retirement of debt of $35 million primarily related to repurchases of the Series B Convertible Senior Notes and Series C Convertible Senior Notes and recognized a gain on debt retirement of $2 million related to the termination of the *GSF Explorer* capital lease obligation. In the year ended December 31, 2009, we recognized a loss on retirement of debt of $29 million primarily related to repurchases of the Series A Convertible Senior Notes.

Income tax expense—We operate internationally and provide for income taxes based on the tax laws and rates in the countries in which we operate and earn income. The annual effective tax rates at December 31, 2010 and 2009 were 13.8 percent and 16.0 percent, respectively, based on income before income taxes, after excluding certain items, such as losses on impairment, net gains on disposal of assets, costs for litigation matters, and the gain resulting from insurance recoveries on the loss of *Deepwater Horizon*. The tax effect, if any, of the excluded items as well as settlements of prior year tax liabilities and changes in prior year tax estimates are all treated as discrete period tax expenses or benefits. For the years ended December 31, 2010 and December 31, 2009, the impact of the various discrete period tax items was a net tax expense of $15 million and $54 million, respectively. These discrete tax items, coupled with the excluded income and expense items noted above, resulted in effective tax rates of 23.9 percent and 19.2 percent on income before income tax expense for the years ended December 31, 2010 and 2009, respectively.

There is little to no expected relationship between our provision for income taxes and income before income taxes considering, among other factors, (a) changes in the blend of income that is taxed based on gross revenues versus income before taxes, (b) rig movements between taxing jurisdictions and (c) our rig operating structures. With respect to the annual effective tax rate calculation for the year ended December 31, 2010, a significant portion of our income tax expense was generated in countries in which income taxes are imposed on gross revenues, with the most significant of these countries being Angola, India and Nigeria. Conversely, the most significant countries in which we operated during this period that impose income taxes based on income before income tax include the U.K., Brazil and the U.S.

Our rig operating structures further complicate our tax calculations, especially in instances where we have more than one operating structure for the particular taxing jurisdiction and, thus, more than one method of calculating taxes depending on the operating structure utilized by the rig under the contract. For example, two rigs operating in the same country could generate significantly different provisions for income taxes if they are owned by two different subsidiaries that are subject to differing tax laws and regulations in the respective country of incorporation.

Historical 2009 compared to 2008

Following is an analysis of our operating results. See "—Performance and Other Key Indicators—Fleet average daily revenue" for a definition of revenue earning days and average daily revenue. See "—Performance and Other Key Indicators—Utilization" for a definition of utilization.

	Years ended December 31,			
	2009	2008	Change	% Change
	(In millions, except day amounts and percentages)			
Revenue earning days	39,085	44,761	(5,676)	(13)%
Utilization	80%	90%	n/a	n/m
Average daily revenue	$ 271,400	$ 240,300	$ 31,100	13%
Contract drilling revenues	$ 10,607	$ 10,756	$ (149)	(1)%
Contract drilling intangible revenues	281	690	(409)	(59)%
Other revenues	668	1,228	(560)	(46)%
	11,556	12,674	(1,118)	(9)%
Operating and maintenance expense	(5,140)	(5,355)	215	(4)%
Depreciation, depletion and amortization	(1,464)	(1,436)	(28)	2%
General and administrative expense	(209)	(199)	(10)	5%
	(6,813)	(6,990)	177	3%
Loss on impairment	(334)	(320)	(14)	4%
Gain (loss) on disposal of assets, net	(9)	(7)	(2)	29%
Operating income	4,400	5,357	(957)	(18)%
Other income (expense), net				
Interest income	5	32	(27)	(84)%
Interest expense, net of amounts capitalized	(484)	(640)	156	(24)%
Loss on retirement of debt	(29)	(3)	(26)	n/m
Other, net	32	26	6	23%
Income before income tax expense	3,924	4,772	(848)	18%
Income tax expense	(754)	(743)	(11)	1%
Net income	3,170	4,029	(859)	(21)%
Net loss attributable to noncontrolling interest	(11)	(2)	(9)	n/m
Net income attributable to controlling interest	$ 3,181	$ 4,031	$ (850)	(21)%

"n/a" means not applicable.

"n/m" means not meaningful.

Operating revenues—Contract drilling revenues decreased for the year ended December 31, 2009 compared to the year ended December 31, 2008 as follows: (a) approximately $1.1 billion due to reduced drilling activity, as a greater number of rigs were stacked or idle and (b) approximately $70 million due to sales of rigs. These decreases were partially offset by approximately $755 million resulting from an increase in average daily revenue and approximately $260 million of revenues associated with our newbuilds that commenced operations during 2009. Our average daily revenue increases as we commence operations under new contracts that offer higher dayrates and as our newbuilds commence operations.

Contract drilling intangible revenues declined for the year ended December 31, 2009 compared to the year ended December 31, 2008 due to completion of the contracts with which they were associated. Contract drilling intangible revenues represent the amortization of the fair value of drilling contracts in effect at the time of our merger with GlobalSantaFe. We recognize contract drilling intangible revenues over the respective contract period using the straight-line method of amortization.

Other revenues decreased for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to reduced activity in our other operations segment.

Costs and expenses—Operating and maintenance expenses decreased for the year ended December 31, 2009 compared to the year ended December 31, 2008 as follows: (a) approximately $465 million due to reduced activity in our other operations segment and (b) approximately $220 million due to lower utilization. These decreases were partially offset by approximately $250 million of expense due to increased shipyard and maintenance repairs, approximately $115 million in provisions associated with litigation settlements in 2009 and approximately $90 million of expenses resulting from our newbuilds, which commenced operations during 2009.

Depreciation, depletion and amortization increased primarily due to $21 million of expense related to the commencement of operations of four newbuilds and $14 million related to a life-enhancement project on the *Sedco 706* upgrade. Partly offsetting the increase was $14 million of reduced depreciation expense related to the extension of the useful lives of four rigs in 2009.

In the year ended December 31, 2009, we recognized losses on impairment of $334 million, including $279 million and $55 million related to assets held for sale and other intangible assets, respectively. In the year ended December 31, 2008, we recognized losses on impairment of $320 million, including $176 million, $97 million and $47 million related to goodwill, assets held for sale and other intangible assets, respectively.

Other income and expense—Interest income decreased primarily due to reduced average cash balances and reduced interest rates on cash investments.

Interest expense decreased primarily due to $131 million associated with debt repaid or repurchased, $34 million associated with reduced borrowings under our commercial paper program and $35 million associated with increased interest capitalized for our newbuild projects. Partially offsetting the decrease was $40 million of interest expense associated with the commencement of the *Petrobras 10000* capital lease and additional borrowings under our Transocean Pacific Drilling Inc. ("TPDI") Credit Facilities and Angola Deepwater Drilling Company Limited ("ADDCL") Credit Facilities in 2009.

In the year ended December 31, 2009, we recognized losses on retirement of debt of $29 million primarily related to repurchases of the Series A Convertible Senior Notes. In the year ended December 31, 2008, we recognized a loss on retirement of debt of $3 million related to the early termination of the Bridge Loan Facility.

Income tax expense—We operate internationally and provide for income taxes based on the tax laws and rates in the countries in which we operate and earn income. The estimated annual effective tax for the years ended December 31, 2009 and 2008 was 16.0 percent and 14.4 percent, respectively, based on projected 2009 and 2008 annual income before income tax expense after adjusting for certain items such as losses on impairment, losses on litigation matters, losses on retirement of debt and merger-related costs. The tax effect, if any, of the excluded items as well as settlements of prior year tax liabilities and changes in prior year tax estimates are all treated as discrete period tax expenses or benefits. In the year ended December 31, 2009 and 2008, the impact of the various discrete period tax items was a net tax expense of $54 million and a net tax benefit of $2 million, respectively. These discrete tax items, coupled with the excluded income and expense items noted above, resulted in effective tax rates of 19.2 percent and 15.6 percent on income before income tax expense for the year ended December 31, 2009 and 2008, respectively.

There is little to no expected relationship between our provision for income taxes and income before income taxes considering, among other factors, (a) changes in the blend of income that is taxed based on gross revenues versus income before taxes, (b) rig movements between taxing jurisdictions and (c) our rig operating structures. With respect to the annual effective tax rate calculation for the year ended December 31, 2010, a significant portion of our income tax expense was generated in countries in which income taxes are imposed on gross revenues, with the most significant of these countries being Angola, India and Nigeria. Conversely, the most significant countries in which we operated during this period that impose income taxes based on income before income tax include the U.K., Trinidad Brazil and the U.S.

Our rig operating structures further complicate our tax calculations, especially in instances where we have more than one operating structure for the particular taxing jurisdiction and, thus, more than one method of calculating taxes depending on the operating structure utilized by the rig under the contract. For example, two rigs operating in the same country could generate significantly different provisions for income taxes if they are owned by two different subsidiaries that are subject to differing tax laws and regulations in the respective country of incorporation.

Liquidity and Capital Resources

Sources and Uses of Cash

Our primary sources of cash during the year ended December 31, 2010 were our cash flows from operating activities, proceeds from the issuance in September 2010 of our 4.95% Senior Notes and our 6.50% Senior Notes and the receipt of insurance proceeds of $560 million following the total loss of *Deepwater Horizon*. Our primary uses of cash were capital expenditures, primarily associated with our newbuild projects, repurchases of our Convertible Senior Notes and repurchases of shares under our share repurchase program. At December 31, 2010, we had $3.4 billion in cash and cash equivalents.

	Years ended December 31,		
	2010	2009	Change
	(In millions)		
Cash flows from operating activities			
Net income	$ 988	$ 3,170	$ (2,182)
Amortization of drilling contract intangibles	(98)	(281)	183
Depreciation, depletion and amortization	1,589	1,464	125
Loss on impairment	1,012	334	678
(Gain) loss on disposal of assets, net	(257)	9	(266)
Other non-cash items	303	468	(165)
Changes in operating assets and liabilities, net	409	434	(25)
	$ 3,946	$ 5,598	$ (1,652)

Net cash provided by operating activities decreased primarily due to less cash generated from net income, after adjusting for non-cash items largely related to a loss on impairment to our Standard Jackup asset group and a gain on the loss of *Deepwater Horizon* during the year ended December 31, 2010.

	Years ended December 31,		
	2010	2009	Change
	(In millions)		
Cash flows from investing activities			
Capital expenditures	$ (1,411)	$ (3,052)	$ 1,641
Proceeds from disposal of assets, net	60	18	42
Proceeds from insurance recoveries for loss of drilling unit	560	—	560
Proceeds from payments on notes receivables	37	—	37
Proceeds from short-term investments	37	564	(527)
Purchases of short-term investments	—	(269)	269
Joint ventures and other investments, net	(4)	45	(49)
	$ (721)	$ (2,694)	$ 1,973

Net cash used in investing activities decreased primarily due to reduced capital expenditures, as five of our Ultra-Deepwater Floaters were under construction during the year ended December 31, 2010 compared to 10 of our Ultra-Deepwater Floaters that were under construction during the year ended December 31, 2009. In addition, net cash used in investing activities declined as a result of the proceeds from insurance recoveries for the loss of *Deepwater Horizon* in the year ended December 31, 2010. These reductions of net cash used in investing activities were partially offset by reduced proceeds from, and net of purchases of, short-term investments as a result of diminished investing activity in marketable securities during the year ended December 31, 2010 compared to the year ended December 31, 2009.

	Years ended December 31,		
	2010	2009	Change
	(In millions)		
Cash flows from financing activities			
Change in short-term borrowings, net	$ (193)	$ (382)	$ 189
Proceeds from debt	2,054	514	1,540
Repayments of debt	(2,565)	(2,871)	306
Purchases of shares held in treasury	(240)	—	(240)
Financing costs	(15)	(2)	(13)
Proceeds from (taxes paid for) share-based compensation plans, net	(1)	17	(18)
Excess tax benefit from share-based compensation plans	1	2	(1)
Other, net	(2)	(15)	13
	$ (961)	$ (2,737)	$ 1,776

Net cash used in financing activities decreased primarily due to increased proceeds from borrowing and issuing debt and reduced cash used to repay or repurchase debt during the year ended December 31, 2010 compared to the year ended December 31, 2009. Partially offsetting this net reduction of cash used in financing activities was an increase of cash used to repurchase our shares in the year ended December 31, 2010 with no comparable activity during the year ended 2009.

Drilling fleet

Expansion—From time to time, we review possible acquisitions of businesses and drilling rigs and may make significant future capital commitments for such purposes. We may also consider investments related to major rig upgrades or new rig construction. Any such acquisition, upgrade or new rig construction could involve the payment by us of a substantial amount of cash or the issuance of a substantial number of additional shares or other securities.

Capital expenditures, including capitalized interest of $89 million, totaled $1.4 billion during the year ended December 31, 2010, substantially all of which related to our contract drilling services segment. Having completed nine of our 13 newbuild projects in the year ended December 31, 2010, the following table presents the historical and projected capital expenditures and other capital additions, including capitalized interest, for our major construction and conversion projects (in millions):

	Total costs through December 31, 2010	Expected costs for the year ending December 31, 2011	Estimated costs thereafter	Total estimated costs at completion
Discoverer India (a)	$ 744	$ —	$ —	$ 744
Deepwater Champion (b)	733	27	—	760
Discoverer Luanda (a) (c)	709	—	—	709
Discoverer Inspiration (a)	679	—	—	679
Dhirubhai Deepwater KG2 (a) (d)	677	—	—	677
Transocean Honor (e)	97	98	—	195
High-Specification Jackup TBN1 (f)	9	102	75	186
High-Specification Jackup TBN2 (f)	9	102	75	186
Capitalized interest	273	30	21	324
Mobilization costs	100	36	26	162
Total	$ 4,030	$ 395	$ 197	$ 4,622

(a) The accumulated construction costs of these rigs are no longer included in construction work in progress, as their construction projects had been completed as of December 31, 2010.

(b) These costs include our initial investment in *Deepwater Champion* of $109 million, representing the estimated fair value of the rig at the time of our merger with GlobalSantaFe in November 2007.

(c) The costs for *Discoverer Luanda* represent 100 percent of expenditures incurred since inception. ADDCL is responsible for all of these costs. We hold a 65 percent interest in ADDCL, and Angco Cayman Limited holds the remaining 35 percent interest.

(d) The costs for *Dhirubhai Deepwater KG2* represent 100 percent of TPDI's expenditures, including those incurred prior to our investment in the joint venture. TPDI is responsible for all of these costs. We hold a 50 percent interest in TPDI, and Pacific Drilling holds the remaining 50 percent interest.

(e) In November 2010, we made an initial installment payment of $97 million to purchase a PPL Pacific Class 400 design jackup, to be named *Transocean Honor*, for $195 million. The High-Specification Jackup is under construction at PPL Shipyard Pte Ltd. in Singapore and is expected for delivery in the fourth quarter of 2011.

(f) In December 2010, we made initial installment payments of $9 million each, to purchase two Keppel FELS Super B class design jackups for $186 million each. The two High-Specification Jackups under construction at Keppel FELS yard in Singapore and are expected for delivery in the fourth quarter of 2012.

During 2011, we expect capital expenditures to be approximately $1.1 billion, including approximately $440 million of cash capital costs for our major construction projects. The level of our capital expenditures is partly dependent upon financial market conditions, the actual level of operational and contracting activity, the costs associated with the new regulatory requirements and the level of capital expenditures requested by our customers for which they agree to reimburse us.

As with any major shipyard project that takes place over an extended period of time, the actual costs, the timing of expenditures and the project completion date may vary from estimates based on numerous factors, including actual contract terms, weather, exchange rates, shipyard labor conditions, availability of suppliers to recertify equipment for enhanced regulations and the market demand for components and resources required for drilling unit construction. See "Item 1A. Risk Factors—Risks related to our business—Our shipyard projects and operations are subject to delays and cost overruns."

We intend to fund the cash requirements relating to our capital expenditures through available cash balances, cash generated from operations and asset sales. We also have available credit under the Five-Year Revolving Credit Facility (see "—Sources and Uses of Liquidity") and may utilize other commercial bank or capital market financings. We intend to fund the cash requirements of our joint ventures for capital expenditures in connection with newbuild construction through their respective credit facilities. The economic conditions could impact the availability of these sources of funding. See "Item 1A. Risk Factors—Risks related to our business—Worldwide financial and economic conditions could have a material adverse effect on our revenue, profitability and financial position."

During the year ended December 31, 2010, we acquired *GSF Explorer*, an asset formerly held under capital lease, in exchange for a cash payment of $15 million, thereby terminating the capital lease obligation.

In November 2010, we reached an agreement to purchase for $195 million a PPL Pacific Class 400 design jackup, to be named *Transocean Honor*, under construction at PPL Shipyard Pte Ltd. in Singapore. Delivery of the High-Specification Jackup is expected in the fourth quarter of 2011. Additionally, in December 2010, we reached an agreement to purchase for $186 million each, two Keppel FELS Super B class design High-Specification Jackups under construction at Keppel FELS yard in Singapore. Delivery of these two High-Specification Jackups is expected in the fourth quarter of 2012.

Dispositions—From time to time, we may review possible dispositions of drilling units. During the year ended December 31, 2010, we completed the sale of two Midwater Floaters, *GSF Arctic II* and *GSF Arctic IV*. In connection with the sale, we received net cash proceeds of $38 million and non-cash proceeds in the form of two notes receivable in the aggregate amount of $165 million. We operated *GSF Arctic IV* under a short-term bareboat charter with the new owner of the vessel until November 2010. As a result of the sale, we recognized a loss on disposal of assets in the amount of $15 million for the year ended December 31, 2010.

In December 2010, we entered into an agreement to sell our Standard Jackup *Transocean Mercury* and related equipment. As of December 31, 2010, *Transocean Mercury* had a net carrying amount of less than $1 million, recorded in assets held for sale on our consolidated balance sheet. Subsequent to December 31, 2010, we completed the sale of the High-Specification Jackup *Trident 20* and received net cash proceeds of $262 million.

Deepwater Horizon—On April 22, 2010, the Ultra-Deepwater Floater *Deepwater Horizon* sank after a blowout of the Macondo well caused a fire and explosion on the rig. The rig's insured value was $560 million, which was not subject to a deductible, and our insurance underwriters declared the vessel a total loss. During the year ended December 31, 2010, we received $560 million in cash proceeds from insurance recoveries related to the loss of the drilling unit and, for the year ended December 31, 2010, we recognized a gain on the loss of the rig in the amount of $267 million.

Sources and Uses of Liquidity

Overview—We expect to use existing cash balances, internally generated cash flows, bank credit agreements and proceeds from asset sales to fulfill anticipated obligations such as scheduled debt maturities or other payments, repayment of debt due within one year, including the expected repurchase of any Series B Convertible Senior Notes that the noteholders may require us to repurchase in December 2011, capital expenditures, shareholder-approved distributions and working capital needs. Subject in each case to then existing market conditions and to our then expected liquidity needs, among other factors, we may continue to use a portion of our internally generated cash flows and proceeds from asset sales to reduce other debt prior to scheduled maturities through debt repurchases, either in the open market or in privately negotiated transactions, through debt redemptions or tender offers, or through repayments of bank borrowings. From time to time, we may also use borrowings under bank lines of credit and under our commercial paper program to maintain liquidity for short-term cash needs.

In May 2010, at our annual general meeting, our shareholders approved a cash distribution in the form of a par value reduction in the aggregate amount of CHF 3.44 per issued share, equal to approximately $3.70, using an exchange rate of USD 1.00 to CHF 0.93 as of the close of trading on December 31, 2010. See "—Distribution." In May 2009, our shareholders approved, and our board of directors subsequently authorized management to implement, a program to repurchase an amount of our shares for cancellation with an aggregate purchase price of up to CHF 3.5 billion, which is equivalent to approximately $3.6 billion at an exchange rate as of the close of business on February 15, 2011 of USD 1.00 to CHF 0.97. See "—Share repurchase program."

On June 28, 2010, we received a letter from the U.S. Department of Justice ("DOJ") asking us to meet with them to discuss our financial responsibilities in connection with the Macondo well incident and requesting that we provide them certain financial and organizational information. The letter also requested that we provide the DOJ advance notice of certain corporate actions involving the transfer of cash or other assets outside the ordinary course of business. We have engaged in discussions with the DOJ and have responded to their document requests, and we expect these discussions to continue. We can give no assurance that the DOJ investigation and other matters arising out of the Macondo well incident will not adversely affect our liquidity in the future.

Our access to debt and equity markets may be limited due to a variety of events, including among others, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry. The economic downturn and related financial market instability, as well as uncertainty related to our potential liabilities from the Macondo well incident, have had, and could continue to have, an impact on our business and our financial condition. Our ability to access such markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The economic downturn could have an impact on the lenders participating in our credit facilities or on our customers, causing them to fail to meet their obligations to us. Uncertainty related to our potential liabilities from the Macondo well incident has impacted our share price and could impact our ability to access capital markets in the future.

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the drilling market deteriorate, or should we experience poor results in our operations, cash flow from operations may be reduced. We have, however, continued to generate positive cash flow from operating activities over recent years and expect that such cash flow will continue to be positive over the next year.

Notes receivable—In connection with our disposal of *GSF Arctic II* and *GSF Arctic IV* in January 2010, we received two notes in the aggregate amount of $165 million. The notes bear a fixed interest rate of nine percent and require scheduled quarterly installments of principal and interest with a final payment in 2015. The vessels are pledged as security for the payment and performance of obligations under the notes. See "—Drilling fleet—Dispositions."

Bank credit agreements—We have a $2.0 billion five-year revolving credit facility, which is scheduled to expire on November 27, 2012, under the Five-Year Revolving Credit Facility Agreement dated November 27, 2007 (the "Five-Year Revolving Credit Facility"). We may borrow under the Five-Year Revolving Credit Facility at either (1) the adjusted London Interbank Offer Rate ("LIBOR") plus a margin (the "Five-Year Revolving Credit Facility Margin") based on our Debt Rating (based on our current Debt Rating, a margin of 1.325 percent) or (2) the Base Rate plus the Five-Year Revolving Credit Facility Margin, less one percent per annum. Throughout the term of the Five-Year Revolving Credit Facility, we pay a facility fee on the daily amount of the underlying commitment, whether used or unused, which ranges from 0.10 percent to 0.30 percent (based on our Debt Rating) and was 0.175 percent at February 15, 2011. The Five-Year Revolving Credit Facility includes limitations on creating liens, incurring subsidiary debt, transactions with affiliates, sale/leaseback transactions, mergers and the sale of substantially all assets. The Five-Year Revolving Credit Facility also includes a covenant imposing a maximum debt to tangible capitalization ratio of 0.6 to 1.0. As of December 31, 2010, our debt to tangible capitalization ratio was 0.48 to 1.0. In order to borrow under the Five-Year Revolving Credit Facility, we must, at the time of the borrowing request, not be in default under the bank credit agreement and make certain representations and warranties, including with respect to compliance with laws and solvency, to the lenders. We are not required to make any representation to the lenders as to the absence of a material adverse effect. Borrowings under the Five-Year Revolving Credit Facility are subject to acceleration upon the occurrence of an event of default. We are also subject to various covenants under the indentures pursuant to which our public debt was issued, including restrictions on creating liens, engaging in sale/leaseback transactions and engaging in certain merger, consolidation or reorganization transactions. Although credit rating downgrades below investment grade do not constitute an event of default under the Five-Year Revolving Credit Facility, our commitment fee and lending margin are subject to change based on our credit rating. A default under our public debt indentures could trigger a default under the Five-Year Revolving Credit Facility and, if not waived by the lenders, could cause us to lose access to the Five-Year Revolving Credit Facility and the commercial paper program for which it provides liquidity. As of February 15, 2011, we had $1.9 billion available borrowing capacity, we had $71 million in letters of credit issued and outstanding and we had no borrowings outstanding under the Five-Year Revolving Credit Facility.

Commercial paper program—We maintain a commercial paper program, which is supported by the Five-Year Revolving Credit Facility, under which we may issue privately placed, unsecured commercial paper notes up to a maximum aggregate outstanding amount of $1.5 billion. At February 15, 2011, $150 million in commercial paper was outstanding at a weighted-average interest rate of 0.9 percent, including commissions.

TPDI Credit Facilities—TPDI has a bank credit agreement for a $1.265 billion secured credit facility (the "TPDI Credit Facilities"), comprised of a $1.0 billion senior term loan, a $190 million junior term loan and a $75 million revolving credit facility, which was established to finance the construction of and is secured by *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2*. One of our subsidiaries participates in the term loan with an aggregate commitment of $595 million. The senior term loan requires quarterly payments with a final payment in March 2015. The junior term loan and the revolving credit facility are due in full in March 2015. The TPDI Credit Facilities may be prepaid in whole or in part without premium or penalty. The TPDI Credit Facilities have covenants that require TPDI to maintain a minimum cash balance and available liquidity, a minimum debt service ratio and a maximum leverage ratio. At February 15, 2011, $1.0 billion was outstanding under the TPDI Credit Facilities, of which $525 million was due to one of our subsidiaries and was eliminated in consolidation. The weighted-average interest rate on February 15, 2011 was 1.9 percent.

In April 2010, TPDI obtained a letter of credit in the amount of $60 million to satisfy its liquidity requirements under the TPDI Credit Facilities. The letter of credit was issued under an uncommitted credit facility that has been established by one of our subsidiaries.

TPDI Notes—TPDI has issued promissory notes payable to Pacific Drilling and one of our subsidiaries (the "TPDI Notes"). The TPDI Notes bear interest at LIBOR plus the applicable margin of two percent and have maturities through October 2019. As of February 15, 2011, $296 million in promissory notes remained outstanding, $148 million of which was due to one of our subsidiaries and has been eliminated in consolidation. The weighted-average interest rate on February 15, 2011 was 2.4 percent.

ADDCL Credit Facilities—ADDCL has a senior secured bank credit agreement for a credit facility (the "ADDCL Primary Loan Facility") comprised of Tranche A, Tranche B and Tranche C for $215 million, $270 million and $399 million, respectively, which was established to finance the construction of and is secured by *Discoverer Luanda*. Unaffiliated financial institutions provide the commitment for and borrowings under Tranche A. Tranche A bears interest at LIBOR plus the applicable margin of 0.725 percent. Tranche A requires semi-annual payments beginning in June 2011 and matures in December 2017. One of our subsidiaries provides the commitment for Tranche C. In March 2010, ADDCL terminated Tranche B, having repaid borrowings of $235 million under Tranche B using borrowings under Tranche C. The ADDCL Primary Loan Facility contains covenants that require ADDCL to maintain certain cash balances to service the debt and also limits ADDCL's ability to incur additional indebtedness, to acquire assets, or to make distributions or other payments. At February 15, 2011, $215 million was outstanding under Tranche A at a weighted-average interest rate of 1.2 percent. At February 15, 2011, $399 million was outstanding under Tranche C, which was eliminated in consolidation.

Additionally, ADDCL has a secondary bank credit agreement for a $90 million credit facility (the "ADDCL Secondary Loan Facility"), for which one of our subsidiaries provides 65 percent of the total commitment. The facility bears interest at LIBOR plus the applicable margin, ranging from 3.125 percent to 5.125 percent, depending on certain milestones. The ADDCL Secondary Loan Facility is payable in full in December 2015, and it may be prepaid in whole or in part without premium or penalty. Borrowings under the ADDCL Secondary Loan Facility are subject to acceleration by the unaffiliated financial institution upon the occurrence of certain events of default, including the occurrence of a credit rating assignment of less than Baa3 or BBB- by Moody's Investors Service or Standard & Poor's Ratings Services, respectively, for Transocean Inc.'s long-term, unsecured, unguaranteed and unsubordinated indebtedness. At February 15, 2011, $77 million was outstanding under the ADDCL Secondary Loan Facility, of which $50 million was provided by one of our subsidiaries and was eliminated in consolidation. The weighted-average interest rate on February 15, 2011 was 3.4 percent.

Capital lease contract—*Petrobras 10000* is held by one of our subsidiaries under a capital lease contract that requires scheduled monthly payments of $6.0 million through its stated maturity on August 4, 2029, at which time our subsidiary will have the right and obligation to acquire *Petrobras 10000* from the lessor for one dollar. Upon the occurrence of certain termination events, our subsidiary is also required to purchase *Petrobras 10000* and pay a termination amount determined by a formula based upon the total cost of the drillship. As of February 15, 2011, $692 million was outstanding under the capital lease contract.

The capital lease contract includes limitations on creating liens on *Petrobras 10000* and requires our subsidiary to make certain representations in connection with each monthly payment, including with respect to the absence of pending or threatened litigation or other proceedings against our subsidiary or any of its affiliates, which could, if determined adversely, have a material adverse effect on our subsidiary's ability to perform its obligations under the capital lease contract. Additionally, another subsidiary of ours has guaranteed the obligations under the capital lease contract, and this guarantor subsidiary is required to maintain an adjusted net worth, as defined, of at least $5.0 billion as of the end of each fiscal quarter. In the event the guarantor subsidiary does not satisfy this covenant at the end of any fiscal quarter, it is required to deposit the deficit amount, determined as the difference between $5.0 billion and the adjusted net worth for such fiscal quarter, into an escrow account for the benefit of the lessor.

Convertible Senior Notes—In December 2007, we issued $6.6 billion aggregate principal amount of Convertible Senior Notes. Our Convertible Senior Notes may be converted at a rate of 5.9310 shares per $1,000 note, equivalent to a conversion price of $168.61 per share. Upon conversion, we will deliver, in lieu of shares, cash up to the aggregate principal amount of notes to be converted and shares in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. The conversion rate is subject to increase upon the occurrence of certain fundamental changes and adjustment upon certain other corporate events, such as the distribution of cash to our shareholders as described below.

Holders of the Series A Convertible Senior Notes had the option to require Transocean Inc., our wholly owned subsidiary and the issuer of the Series A Convertible Senior Notes, to repurchase all or any part of such holder's notes. As a result, we were required to repurchase an aggregate principal amount of $1,288 million of our Series A Convertible Senior Notes for an aggregate cash payment of $1,288 million. On January 31, 2011, we redeemed the remaining aggregate principal amount of $11 million of our Series A Convertible Senior Notes for an aggregate cash payment of $11 million.

Holders of the Series B Convertible Senior Notes have the right to require us to repurchase their notes on December 15, 2011. In addition, holders of any series of the Convertible Senior Notes will have the right to require us to repurchase their notes on December 14, 2012, December 15, 2017, December 15, 2022, December 15, 2027 and December 15, 2032, and upon the occurrence of a fundamental change, at a repurchase price in cash equal to 100 percent of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any. As of February 15, 2011, $3.4 billion of the Convertible Senior Notes remained outstanding compared to $5.7 billion outstanding as of December 31, 2009.

Debt issuance—In September 2010, we issued $1.1 billion aggregate principal amount of 4.95% Senior Notes and $900 million aggregate principal amount of 6.50% Senior Notes. We are required to pay interest on the notes on May 15 and November 15 of each year. We may redeem some or all of the notes at any time at a redemption price equal to 100 percent of the principal amount plus accrued and unpaid interest, if any, and a make whole premium. The indenture pursuant to which the notes were issued contains restrictions on creating liens, engaging in sale/leaseback transactions and engaging in merger, consolidation or reorganization transactions. At February 15, 2011, $1.1 billion and $900 million aggregate principal amount of the 4.95% Senior Notes and 6.50% Senior Notes, respectively, were outstanding.

Distribution—In May 2010, at our annual general meeting, our shareholders approved a cash distribution in the form of a par value reduction in the aggregate amount of CHF 3.44 per issued share, equal to approximately $3.70, using an exchange rate of USD 1.00 to CHF 0.93 as of the close of trading on December 31, 2010. The cash distribution would have been calculated and paid in four quarterly installments. According to the May 2010 shareholder resolution and pursuant to applicable Swiss law, we were required to submit an application to the Commercial Register of the Canton of Zug in relation to each quarterly installment to register the relevant partial par value reduction, together with, among other things, a compliance deed issued by an independent notary public. On August 13, 2010, the Commercial Register of the Canton of Zug rejected our application to register the first of the four partial par value reductions. We appealed the Commercial Register's decision, and on December 9, 2010, the Administrative Court of the Canton of Zug rejected our appeal. The Administrative Court held that the statutory requirements for the registration of the par value reduction in the commercial register could not be met given the existence of lawsuits filed in the U.S. related to the Macondo well incident that were served in Switzerland and the reference to such lawsuits in the compliance deed. The Administrative Court's opinion also held that under these circumstances it was not possible to submit an amended compliance deed. Based on these considerations, we do not believe that a financial obligation existed for the distribution.

To preserve our rights, on January 24, 2011, we filed an appeal with the Swiss Federal Supreme Court against the decision of the Administrative Court of the Canton of Zug. On February 11, 2011, our board of directors recommended that shareholders at the May 2011 annual general meeting approve a U.S. dollar-denominated dividend of approximately U.S. $1 billion out of additional paid-in capital and payable in four quarterly installments. The board of directors expects that the four payment dates will be set in June 2011, September 2011, December 2011 and March 2012. The proposed dividend will be contingent on shareholders approving at the same meeting a rescission of the 2010 distribution. Due to, among other things, the uncertainty of the timing and outcome of the pending appeal with the Swiss Federal Supreme Court, our board of directors believes it is in the best interest of the Company to discontinue with the disputed 2010 distribution and to file a request to stay the pending appeal with the Swiss Federal Supreme Court against the decision of the Administrative Court until shareholders have voted on the proposed rescission. Like distributions to shareholders in the form of a par value reduction, dividend distributions out of qualifying additional paid-in capital are not subject to the 35 percent Swiss federal withholding tax. Dividend distributions out of qualifying additional paid-in capital do not require registration with the Commercial Register of the Canton of Zug.

Share repurchase program—In May 2009, at our annual general meeting, our shareholders approved and authorized our board of directors, at its discretion, to repurchase an amount of our shares for cancellation with an aggregate purchase price of up to CHF 3.5 billion, which is equivalent to approximately $3.6 billion at an exchange rate as of the close of trading on February 15, 2011 of USD 1.00 to CHF 0.97. On February 12, 2010, our board of directors authorized our management to implement the share repurchase program. We intend to fund any repurchases using available cash balances and cash from operating activities. As of February 15, 2011, we have repurchased 2,863,267 of our shares under our share repurchase program for an aggregate purchase price of CHF 257 million, equivalent to $240 million.

We may decide, based upon our ongoing capital requirements, the price of our shares, matters relating to the Macondo well incident, regulatory and tax considerations, cash flow generation, the amount and duration our contract backlog, general market conditions and other factors, that we should retain cash, reduce debt, make capital investments or otherwise use cash for general corporate purposes, and consequently, repurchase fewer or no additional shares under this program. Decisions regarding the amount, if any, and timing of any share repurchases would be made from time to time based upon these factors.

Any shares repurchased under this program are expected to be purchased from time to time either, with respect to the U.S. market, from market participants that have acquired those shares on the open market and that can fully recover Swiss withholding tax resulting from the share repurchase or, with respect to the Swiss market, on the second trading line for our shares on the SIX Swiss Exchange. Repurchases could also be made by tender offer, in privately negotiated transactions or by any other share repurchase method. Any repurchased shares would be held by us for cancellation by the shareholders at a future annual general meeting. The share repurchase program could be suspended or discontinued by our board of directors or company management, as applicable, at any time.

Under Swiss corporate law, the right of a company and its subsidiaries to repurchase and hold its own shares is limited. A company may repurchase such company's shares to the extent it has freely distributable reserves as shown on its Swiss statutory balance sheet in the amount of the purchase price and the aggregate par value of all shares held by the company as treasury shares does not exceed 10 percent of the company's share capital recorded in the Swiss Commercial Register, whereby for purposes of determining whether the 10 percent threshold has been reached, shares repurchased under a share repurchase program for cancellation purposes authorized by the company's shareholders are disregarded. As of February 15, 2011, Transocean Inc., our wholly owned subsidiary, held as treasury shares approximately four percent of our issued shares. At the annual general meeting in May 2009, the shareholders approved the release of 3.5 billion Swiss francs of additional paid-in capital to other reserves, or freely available reserves as presented on our Swiss statutory balance sheet, to create the freely available reserve necessary for the 3.5 billion Swiss franc share repurchase program for the purpose of the cancellation of shares (the "Currently Approved Program"). At the May 2011 annual general meeting, in order to comply with new requirements of the Swiss federal tax authorities, the board of directors is proposing that 3.2 billion shares, which is the remaining amount authorized under the share repurchase program, be reallocated from free reserve to legal reserve, reserve from capital contributions. This amount will continue to be available for Swiss federal withholding tax-free share repurchases. We may only repurchase shares to the extent freely distributable reserves are available. Our board of directors could, to the extent freely distributable reserves are available, authorize the repurchase of additional shares for purposes other than cancellation, such as to retain treasury shares for use in satisfying our obligations in connection with incentive plans or other rights to acquire our shares. Based on the current amount of shares held as treasury shares, approximately six percent of our issued shares could be repurchased for purposes of retention as additional treasury shares. Although our board of directors has not approved such a share repurchase program for the purpose of retaining repurchased shares as treasury shares, if it did so, any such shares repurchased would be in addition to any shares repurchased under the Currently Approved Program.

Redeemable noncontrolling interest—Pacific Drilling, a Liberian company, owns the 50 percent interest in TPDI that is not owned by us, and we present its interest in TPDI as noncontrolling interest on our consolidated balance sheets. Beginning on October 18, 2010, Pacific Drilling had the unilateral right to exchange its interest in TPDI for our shares or cash, at its election, measured at an amount based on an appraisal of the fair value of the drillships, subject to certain adjustments. Accordingly, at the time this option became exercisable, subsequent to September 30, 2010, we reclassified the carrying amount of Pacific Drilling's interest from permanent equity to temporary equity, located between liabilities and equity on our consolidated balance sheets, since the event that gives rise to a potential redemption of the noncontrolling interest is not within our control.

Contractual obligations—As of December 31, 2010, our contractual obligations stated at face value, were as follows:

	For the years ending December 31,				
	Total	2011	2012 - 2013	2014 - 2015	Thereafter
			(in millions)		
Contractual obligations					
Debt (a)	$ 9,730	$ 1,954	$ 2,472	$ 1,100	$ 4,204
Debt of consolidated variable interest entities	950	95	195	440	220
Interest on debt (b)	4,999	454	779	701	3,065
Capital lease	1,346	66	144	146	990
Operating leases	150	36	54	28	32
Purchase obligations	530	381	149	—	—
Total (c)	$ 17,705	$ 2,986	$ 3,793	$ 2,415	$ 8,511

(a) Noteholders may, at their option, require Transocean Inc. to repurchase the Series B Convertible Senior Notes in December 2011. In addition, holders of any series of the Convertible Senior Notes may, at their option, require Transocean Inc. to repurchase their notes in December 2012, 2017, 2022, 2027 and 2032. In preparing the table above, we have assumed that the holders of our notes exercise the options at the first available date.

(b) Includes interest on consolidated debt.

(c) As of December 31, 2010, our defined benefit pension and other postretirement plans represented an aggregate liability of $477 million, representing the aggregate projected benefit obligation, net of the aggregate fair value of plan assets. The carrying amount of this liability is affected by net periodic benefit costs, funding contributions, participant demographics, plan amendments, significant current and future assumptions, and returns on plan assets. Due to the uncertainties resulting from these factors and since the carrying amount is not representative of future liquidity requirements, we have excluded this amount from the contractual obligations presented in the table above. See "—Retirement Pension Plans and Other Postretirement Benefit Plans" and Notes to Consolidated Financial Statements—Note 13—Postemployment Benefit Plans.

As of December 31, 2010, our unrecognized tax benefits related to uncertain tax positions, net of prepayments, represented a liability of $720 million. Due to the high degree of uncertainty regarding the timing of future cash outflows associated with the liabilities recognized in this balance, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities, and we have excluded this amount from the contractual obligations presented in the table above. See Notes to Consolidated Financial Statements—Note 6—Income Taxes.

Other commercial commitments—We have other commercial commitments that we are contractually obligated to fulfill with cash under certain circumstances. These commercial commitments include standby letters of credit and surety bonds that guarantee our performance as it relates to our drilling contracts, insurance, customs, tax and other obligations in various jurisdictions. Standby letters of credit are issued under a number of committed and uncommitted bank credit facilities. The obligations that are the subject of these standby letters of credit and surety bonds are geographically concentrated in Nigeria and India. Obligations under these standby letters of credit and surety bonds are not normally called, as we typically comply with the underlying performance requirement. At December 31, 2010, these obligations stated in U.S. dollar equivalents and their time to expiration were as follows:

	For the years ending December 31,				
	Total	2011	2012 - 2013	2014 - 2015	Thereafter
			(in millions)		
Other commercial commitments					
Standby letters of credit	$ 595	$ 516	$ 77	$ —	$ 2
Surety bonds	27	25	2	—	—
Total	$ 622	$ 541	$ 79	$ —	$ 2

We have established a wholly owned captive insurance company to insure various risks of our operating subsidiaries. Access to the cash investments of the captive insurance company may be limited due to local regulatory restrictions. At December 31, 2010, the cash investments held by the captive insurance company totaled $230 million, as such, cash investments are expected to range from $200 million to $300 million by December 31, 2011. The amount of actual cash investments held by the captive insurance company varies, depending on the amount of premiums paid to the captive insurance company, the timing and amount of claims paid by the captive insurance company, and the amount of dividends paid by the captive insurance company.

Derivative Instruments

We have established policies and procedures for derivative instruments approved by our board of directors that provide for the approval of our Chief Financial Officer prior to entering into any derivative instruments. From time to time, we may enter into a variety of derivative instruments in connection with the management of our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, we may enter into certain transactions that do not meet the criteria for hedge accounting. See Notes to Consolidated Financial Statements—Note 12—Derivatives and Hedging.

Retirement Pension Plans and Other Postretirement Benefit Plans

Overview—Effective January 1, 2009, following mergers of existing plans with similar characteristics, we maintain a single qualified defined benefit pension plan in the U.S. (the "U.S. Plan") and a single funded supplemental benefit plan (the "Supplemental Plan"). The U.S. Plan covers substantially all U.S. employees, and the Supplemental Plan, along with two unfunded supplemental benefit plans (the "Other Supplemental Plans"), provide certain eligible employees with benefits in excess of those allowed under the U.S. Plan. Additionally, we maintain two funded and two unfunded defined benefit plans (collectively, the "Frozen Plans") that we assumed in connection with our mergers with GlobalSantaFe in 2007 and R&B Falcon in 2001, all of which were frozen prior to the respective merger and for which benefits no longer accrue but the pension obligations have not been fully distributed. We refer to the U.S. Plan, the Supplemental Plan, the Other Supplemental Plans and the Frozen Plans, collectively, as the "U.S. Plans."

We maintain a defined benefit plan in the U.K. covering certain current and former employees in the U.K. (the "U.K. Plan"). We also provide four funded defined benefit plans, primarily group pension schemes with life insurance companies, and two unfunded plans, covering certain current and former employees in Norway (the "Norway Plans"). Additionally, we maintain unfunded defined benefit plans that provide retirement and severance benefits for certain of our Indonesian, Nigerian and Egyptian employees (the "Other Plans"). We refer to the U.K. Plan, the Norway Plans and the Other Plans, collectively, as the "Non-U.S. Plans."

We refer to the U.S. Plans and the Non-U.S. Plans, collectively, as the "Transocean Plans." Additionally, we have several unfunded contributory and noncontributory other postretirement benefit plans (the "OPEB Plans") covering substantially all of our U.S. employees.

The following table presents the amounts and weighted-average assumptions associated with the U.S. Plans, the Non-U.S. Plans and the OPEB Plans.

	Year ended December 31, 2010				Year ended December 31, 2009			
	U.S. Plans	Non-U.S. Plans	OPEB Plans	Total	U.S. Plans	Non-U.S. Plans	OPEB Plans	Total
Net periodic benefit costs (a)	$ 58	$ 31	$ 2	$ 91	$ 60	$ 24	$ 3	$ 87
Other comprehensive income	44	(56)	4	(8)	(117)	67	(10)	(60)
Employer contributions	69	45	4	118	50	20	3	73
At end of period:								
Accumulated benefit obligation	$ 921	$ 336	$ 56	$ 1,313	$ 789	$ 344	$ 54	$ 1,187
Projected benefit obligation	1,068	374	56	1,498	932	403	54	1,389
Fair value of plan assets	697	332	—	1,029	594	281	—	875
Funded status	(371)	(42)	(56)	(469)	(338)	(122)	(54)	(514)
Weighted-Average Assumptions								
-Net Periodic Benefit costs								
Discount rate (b)	5.86 %	5.67%	5.51%	5.80%	5.41%	6.06%	5.34%	5.57%
Long-term rate of return (c)	8.49 %	6.65%	n/a	7.89%	8.50%	6.59%	n/a	7.90%
Compensation trend rate (b)	4.21 %	4.77%	n/a	4.37%	4.21%	4.55%	n/a	4.30%
Health care cost trend rate-initial	n/a	n/a	8.00%	8.00%	n/a	n/a	8.99%	8.99%
Health care cost trend rate-ultimate (d)	n/a	n/a	5.00%	5.00%	n/a	n/a	5.00%	5.00%
-Benefit Obligations								
Discount rate (b)	5.48 %	5.81%	4.92%	5.54%	5.84%	5.59%	5.52%	5.76%
Compensation trend rate (b)	4.24 %	4.65%	n/a	4.36%	4.21%	4.73%	n/a	4.37%

"n/a" means not applicable.

(a) Net periodic benefit costs were reduced by expected returns on plan assets of $75 million and $71 million for the years ended December 31, 2010 and 2009, respectively.

(b) Weighted-average based on relative average projected benefit obligation for the year.

(c) Weighted-average based on relative average fair value of plan assets for the year.

(d) Ultimate health care trend rate is expected to be reached in 2016.

Net periodic benefit costs—In the year ended December 31, 2010, net periodic benefit costs increased by $4 million primarily due to higher interest costs. For the year ending December 31, 2011, we expect net periodic benefit costs to increase by $1 million compared to the net periodic benefit costs recognized in the year ended December 31, 2010.

Plan assets—We review our investment policies at least annually and our plan assets and asset allocations at least quarterly to evaluate performance relative to specified objectives. In determining our asset allocation strategies for the U.S. Plans, we review results of regression models to assess the most appropriate target allocation for each plan, given the plan's status, demographics, and duration. For the U.K. Plans, the plan trustees establish the asset allocation strategies consistent with the regulations of the U.K. pension regulators and in consultation with financial advisors and company representatives. Investment managers for the U.S. Plans and the U.K. Plan are given established ranges within which the investments may deviate from the target allocations. For the Norway Plans, we establish minimum returns under the terms of investment contracts with insurance companies.

In the year ended December 31, 2010, plan assets of the funded Transocean Plans benefited from the favorable impact of improvements in global equity markets since December 31, 2009, due to the 61.0 percent allocation of plan assets to equity securities. To a lesser extent, plan assets allocated to debt securities and other investments also experienced improved values. In the year ended December 31, 2010, the fair value of the investments in the funded Transocean Plans increased by $154 million, or 17.7 percent, due to net investment gains of $114 million, primarily in the funded U.S. Plans, resulting from the favorable performance of equity markets.

Funding contributions—We review the funded status of our plans at least annually and contribute an amount at least equal to the minimum amount required. For the funded U.S. Plans, we contribute an amount at least equal to that required by the Employee Retirement Income Security Act of 1974 ("ERISA") and the Pension Protection Act of 2006 ("PPA"). We use actuarial computations to establish the minimum contribution required under ERISA and PPA and the maximum deductible contribution allowed for income tax purposes. For the funded U.K. Plan, we contribute an amount, as mutually agreed with the plan trustees, based on actuarial recommendations. For the funded Norway Plans, we contribute an amount determined by the plan trustee based on Norwegian pension laws. For the unfunded Transocean Plans and OPEB Plans, we generally fund benefit payments for plan participants as incurred. We fund our contributions to the Transocean Plans and the OPEB Plans using cash flows from operations.

For the year ended December 31, 2010, we contributed $118 million and participants contributed $3 million to the Transocean Plans and the OPEB Plans. For the year ended December 31, 2009, we contributed $73 million and participants contributed $3 million to the Transocean Plans and the OPEB Plans.

For the year ending December 31, 2011, we expect to contribute $93 million to the Transocean Plans and $4 million to the OPEB Plans. These estimated contributions are comprised of $56 million to meet minimum funding requirements for the funded U.S. Plans, $32 million to meet the funding requirements for the funded non-U.S. Plans, and approximately $9 million to fund expected benefit payments for the unfunded U.S. Plans, unfunded non-U.S. Plans and OPEB Plans.

Benefit payments—Our projected benefit payments for the Transocean Plans and the OPEB Plans are as follows (in millions):

	U.S. Plans	Non-U.S. Plans	OPEB Plans	Total
Years ending December 31,				
2011	$ 37	$ 7	$ 4	$ 48
2012	40	7	4	51
2013	42	8	4	54
2014	45	8	4	57
2015	47	9	4	60
2016-2019	285	57	22	364

Contingencies

Macondo well incident

On April 22, 2010, the Ultra-Deepwater Floater *Deepwater Horizon* sank after a blowout of the Macondo well caused a fire and explosion on the rig. Eleven persons were declared dead and others were injured as a result of the incident. At the time of the explosion, *Deepwater Horizon* was located approximately 41 miles off the coast of Louisiana in Mississippi Canyon Block 252 and was contracted to BP America Production Co.

The rig has been declared a total loss. Although the rig was operating under a contract, which was to extend through September 2013, the total loss of the rig resulted in an automatic termination of the agreement. The backlog associated with the *Deepwater Horizon* drilling contract was approximately $590 million. As we continue to investigate the cause or causes of the incident, we are evaluating its consequences, which could ultimately have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

Although we cannot predict the final outcome or estimate the reasonably possible range of loss with certainty, as of December 31, 2010, we have recognized a liability of approximately $135 million, recorded in other current liabilities on our consolidated balance sheet based on estimated losses related to the incident that we believe are probable and for which a reasonable estimate can be made. We believe that a portion of this liability is recoverable from insurance and have recognized a receivable of approximately $94 million, recorded in accounts receivable, net.

See "Part I., Item 3. Legal Proceedings—Macondo well incident."

Insurance coverage—We expect certain costs resulting from the Macondo well incident to be recoverable under insurance policies as described below.

Hull and machinery coverage—Deepwater Horizon had an insured value of $560 million, and there was no deductible for the total loss of the unit. During the year ended December 31, 2010, we received $560 million of cash proceeds from insurance recoveries for the loss of the drilling unit. During the year ended December 31, 2010, we recognized a gain on the disposal of the rig in the amount of $267 million. We also have coverage for costs incurred in our attempt to mitigate or minimize damage to *Deepwater Horizon* up to an amount equal to 25 percent of the rig's insured value, or $140 million. We also have coverage for wreck removal, which includes coverage for removal of diesel, for up to 25 percent of *Deepwater Horizon*'s insured value, or $140 million, with any excess wreck removal liability generally covered to the extent of our excess liability coverage described below, in the event wreck removal is required. As *Deepwater Horizon* was a total loss, there was no deductible for any applicable costs incurred to mitigate damages or for wreck removal, provided the costs are within the limits mentioned above.

Excess liability coverage—We carry $950 million of commercial market excess liability coverage, exclusive of deductibles and self-insured retention, noted below, which generally covers offshore risks such as personal injury, third-party property claims and third-party non-crew claims, including wreck removal and pollution. This $950 million excess liability limit is an annual aggregate limit covering the entire Transocean worldwide fleet, including *Deepwater Horizon*. Prior to the April 20, 2010 Macondo well incident, there were no known incidents or occurrences that would have eroded the $950 million aggregate excess liability limit. We generally retain the risk for any liability losses with respect to the Macondo well incident and any other incidents or occurrences in excess of $1.0 billion. In the case of the Macondo well incident, we have paid $65 million in deductible costs prior to any insurance reimbursements from the excess liability insurance. We expect liability costs from the Macondo well incident in excess of the $65 million deductible costs to be covered up to the $950 million excess liability limit.

In May 2010, we received notice from the operator under the drilling contract for *Deepwater Horizon* maintaining that it believes that it is entitled to additional insured status as provided for under the drilling contract. In response, many of our insurers filed declaratory judgment actions in the Houston Division of the U.S. District Court for the Southern District of Texas in May 2010, seeking a judgment declaring that they have limited additional-insured obligation to the operator. These actions have been transferred to the MDL for discovery purposes in the U.S. District Court, Eastern District of Louisiana. In the actions, our insurers maintain that, although the drilling contract requires additional insured protection for certain entities related to the operator, the protection is limited to the liabilities assumed by us under the terms of the drilling contract, which includes above land or water surface pollution emanating from substances in our possession, such as fuels, lubricants, motor oils, and bilge. Our insurers maintain that, under the drilling contract, the operator accepted full responsibility and indemnified us for any pollution not assumed by us. Further, our insurers contend that the liabilities the operator currently faces arise from pollution originating from the operator's well, below the surface and not within the scope of the additional insured protection.

Specifically, our insurers seek declarations that: (1) the operator assumed full responsibility in the drilling contract for any and all liabilities arising out of or in any way related to the release of oil originating from its well; (2) the additional insured status in the drilling contract therefore does not extend to the pollution liabilities the operator has incurred and will incur with respect to oil originating from its well; (3) our insurers have no additional obligation to the operator under any of the policies for the pollution liabilities it has incurred and will incur with respect to the oil originating from its well; and (4) the operator is not entitled to coverage under any of the policies for pollution liabilities it has incurred and will incur with respect to the oil originating from its well. The operator has filed a cross-claim, seeking contrary declarations.

On October 28, 2010, our insurer notified us that they have received letters from representatives of Anadarko and MOEX, each advising of its intent to preserve any rights to our insurance policies that it may have as an additional insured under the drilling contract. Any such claim, if paid to the operators, could limit the amount of coverage otherwise available to us. We can provide no assurances as to the estimated costs, insurance recoveries, or other actions that will result from this incident. See "Part I., Item 1A. Risk Factors."

Other insurance—We also carry $100 million of additional insurance that generally covers expenses that would otherwise be assumed by the well owner, such as costs to control the well, redrill expenses and pollution from the well. This additional insurance provides coverage for such expenses in circumstances in which we have legal or contractual liability arising from our gross negligence or willful misconduct.

Limitation of liability action—At the instruction of our insurers and to preserve our insurance coverage, pursuant to the federal Limitation of a Shipowner's Liability Act (the "Limitation Act"), we filed a complaint in the Houston Division of the Southern District of Texas on May 13, 2010 regarding the casualty of the *Deepwater Horizon* rig. The action has been transferred to the U.S. District Court, Eastern District of Louisiana for further proceedings. Under the Limitation Act, a vessel owner is generally liable only for the post-accident value of the vessel and cargo as long as the vessel owner can show that it had no knowledge of or privity of knowledge with entities that were negligent. Claims limited under the Limitation Act include personal injury, wrongful death, and damage to property contained on the rig. Statutory claims that may be asserted by the U.S. government or individuals under OPA, the Parks Systems Resource Protection Act, the National Marine Sanctuaries Act (the "NMSA"), the Rivers and Harbors Act or CERCLA and claims by the U.S. government for fines and penalties under the Clean Water Act, the NMSA, the Marine Mammal Protection Act, the Endangered Species Act, the Shipping Act, the

Ports and Waterways Safety Act, the Act to Prevent Pollution from Ships, the Clean Air Act, the Resource Conservation and Recovery Act and the Outer Continental Shelf and Lands Act are not covered by the limitation proceeding. In addition, a number of similar state statutory environmental claims are not covered by the limitation proceeding.

Pursuant to the Limitation Act, we are seeking an injunction staying certain lawsuits underway in jurisdictions other than the Eastern District of Louisiana. In addition, we are seeking to limit our liability for personal injury, wrongful death and damage to property contained on the rig to $27 million, the value of the rig and its freight, including the accounts receivable and accrued accounts receivable, as of April 28, 2010. One objective of the filing is to consolidate lawsuits relating to the *Deepwater Horizon* casualty and to process these lawsuits and claims in an orderly fashion, before a single federal judge. The filing also seeks to establish a single fund from which legitimate claims may be paid.

After the transfer, the presiding judge in the Eastern District of Louisiana issued an order amending the deadline for filing notices of claims. Pursuant to the amended order, notices of claims must be filed with the court no later than April 20, 2011. A prior order excluded claims filed under OPA or state OPA analogue statutes enacted to impose liability for the discharge of oil or claims relating to any removal activities in connection with such a discharge. If a lawsuit is filed under OPA by another party held responsible for the accident, such as the operator, the action could potentially be included in the limitation proceeding. We expect that the order will be modified in the future, as necessary and appropriate, based on the review and assessment of newly filed claims.

On February 18, 2011, we filed a Rule 14(c) tender in the limitation action. As a result of the tender, all defendants will be treated as direct defendants to the plaintiff's claims as if the plaintiffs had sued each defendant directly.

The U.S. House of Representatives has passed legislation to repeal retroactively the Limitation Act. We can provide no assurance of the final form of such legislation, if enacted, or its anticipated impact on us.

Investigations—As a result of the Macondo well incident, the Department of Homeland Security and the Department of Interior have announced a joint investigation into the cause or causes of the incident and its effects. The U.S. Coast Guard and the Bureau of Ocean Energy Management, Regulation, and Enforcement (the "BOE"), formerly the Minerals Management Service, share jurisdiction over the investigation into the incident and we have participated in their hearings related to the incident. In connection with the investigation, we received subpoenas from the Office of Inspector General of the Department of Interior for certain information. In addition, an investigation has been commenced by the Chemical Safety Board, the National Academy of Engineering and the President of the United States has established the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling (the "National Commission") to, among other things, examine the relevant facts and circumstances concerning the cause or causes of the Macondo well incident and develop options for guarding against future oil spills associated with offshore drilling. Further, we have participated in hearings related to the incident before various committees and subcommittees of the House of Representatives and the Senate of the United States, conferred with state and local government officials, and the DOJ has publicly announced that it has opened criminal and civil investigations of the Macondo well incident. We cannot predict the ultimate outcome of these investigations, the total costs to be incurred in completing the investigations, the potential impact on personnel and the effect of implementing measures that may result from these investigations or to what extent, if any, we could be subject to fines, sanctions or other penalties.

U.S. Department of Justice—On June 28, 2010, we received a letter from the DOJ asking us to meet with them to discuss our financial responsibilities in connection with the Macondo well incident and requesting that we provide them certain financial and organizational information. The letter also requested that we provide the DOJ advance notice of certain corporate actions involving the transfer of cash or other assets outside the ordinary course of business. We have engaged in discussions with the DOJ and have responded to their document requests, and we expect these discussions to continue. In addition, on December 15, 2010, the DOJ filed a civil lawsuit against us and other unaffiliated defendants. The complaint alleges violations under the Oil Pollution Act of 1990 and the Clean Water Act, and the DOJ reserved its rights to amend the complaint to add new claims and defendants. The complaint asserts that all defendants are jointly and severally liable for all removal costs and damages resulting from the Macondo well incident. In addition to the civil complaint, the DOJ served us with Civil Investigative Demands ("CIDs") on December 8, 2010. These demands are part of an on-going investigation by the DOJ to determine if we made false claims in connection with the operator's acquisition of the leasehold interest in the Mississippi Canyon Block 252, Gulf of Mexico and drilling operations on *Deepwater Horizon*.

Drilling moratorium and enhanced regulations—On May 30, 2010, the BOE issued a notice to lessees and operators implementing a six-month moratorium on drilling activities with respect to new wells in water depths greater than 500 feet in the U.S. Gulf of Mexico. The notice also stated that the BOE would not consider for the six-month moratorium period drilling permits for wells and related activities for those water depths. Subsequently, on June 22, 2010, a United States District Court in the Eastern District of Louisiana granted a preliminary injunction that effectively lifted the moratorium. On July 12, 2010, the U.S. Department of the Interior issued a revised moratorium that was scheduled to end on November 30, 2010 and that applied to deepwater drilling configurations and technologies rather than specific water depths. On October 12, 2010, the U.S. government lifted its moratorium. Following the lifting of the moratorium on October 12, 2010, operators are required to submit applications in order to obtain drilling permits and resume drilling activities that demonstrate compliance with enhanced regulations, which now require independent third-party inspections, certification of well design and well control equipment and emergency response plans in the event of a blowout, among other requirements. We are working in close consultation with our customers to review the new rules and requirements. See "—Outlook—Drilling market." Although the moratorium has been lifted, we are unable to predict the impact of the continuing effects of the moratorium and the related enhanced regulations on our operations.

Insurance matters

Our hull and machinery and excess liability insurance program is comprised of commercial market and captive insurance policies. We periodically evaluate our insurance limits and self-insured retentions. Although our existing insurance policies were scheduled to expire May 1, 2010, we negotiated with our underwriters a one-month extension on some of our insurance policies as we assessed the incident involving the loss of the Ultra-Deepwater Floater *Deepwater Horizon*. As a result, our current insurance program consists of insurance policies primarily with 12-month and 11-month policy periods beginning on May 1, 2010 and June 1, 2010, respectively.

Hull and machinery—We completed the renewal of our hull and machinery insurance coverage, effective June 1, 2010, with updated rig insured values, primarily based on fair market value appraisals, and with similar terms as previous policies. Under the hull and machinery program, we generally maintain a $125 million per occurrence deductible, limited to a maximum of $250 million per policy period. Subject to the same shared deductible, we also have coverage for costs incurred to mitigate damage to a rig up to an amount equal to 25 percent of a rig's insured value. Also subject to the same shared deductible, we have additional coverage for wreck removal for up to 25 percent of a rig's insured value, with any excess generally covered to the extent of our remaining excess liability coverage. The above shared deductible is $0 in the event of a total loss or a constructive total loss of a drilling unit.

Excess liability coverage—We completed the renewal of our excess liability insurance coverage with some policies effective May 1, 2010 and others effective June 1, 2010. These policies were renewed with substantially the same terms and conditions except for additional provisions to address the Macondo well incident. We renewed $950 million of commercial market excess liability coverage, exclusive of deductibles and self-insured retention, noted below, which generally covers offshore risks such as personal injury, third-party property claims, and third-party non-crew claims, including wreck removal and pollution. Our excess liability coverage has (1) separate $10 million per occurrence deductibles on crew personal injury liability and on collision liability claims and (2) a separate $5 million per occurrence deductible on other third-party non-crew claims. These types of excess liability coverages are subject to an additional aggregate self-insured retention of $50 million that is applied to any occurrence in excess of the per occurrence deductible until the $50 million is exhausted. We generally retain the risk for any liability losses in excess of $1.0 billion.

Other insurance—We also carry $100 million of additional insurance that generally covers expenses that would otherwise be assumed by the well owner, such as costs to control the well, redrill expenses and pollution from the well. This additional insurance provides coverage for such expenses in circumstances in which we have legal or contractual liability arising from our gross negligence or willful misconduct.

We have elected to self-insure operators extra expense coverage for ADTI and CMI. This coverage provides protection against expenses related to well control, pollution and redrill liability associated with blowouts. ADTI's customers assume, and indemnify ADTI for, liability associated with blowouts in excess of a contractually agreed amount, generally $50 million.

We generally do not have commercial market insurance coverage for physical damage losses, including liability for wreck removal expenses, to our fleet caused by named windstorms in the U.S. Gulf of Mexico and war perils worldwide. Except with respect to *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2*, we generally do not carry insurance for loss of revenue unless contractually required.

See Notes to Consolidated Financial Statements Note 14—Commitments and Contingencies—Retained risk and "Part I., Item 1A. Risk Factors."

Tax matters

We are a Swiss corporation and we operate through our various subsidiaries in a number of countries throughout the world. Our tax provision is based upon and subject to changes in the tax laws, regulations and treaties in effect in and between the countries in which our operations are conducted and income is earned. Our effective tax rate for financial reporting purposes fluctuates from year to year considering, among other factors, (a) changes in the blend of income that is taxed based on gross revenues versus income before taxes, (b) rig movements between taxing jurisdictions and (c) our rig operating structures. A change in the tax laws, treaties or regulations in any of the countries in which we operate, or in which we are incorporated or resident, could result in a higher or lower effective tax rate on our worldwide earnings and, as a result, could have a material effect on our financial results.

With respect to our 2004 and 2005 U.S. federal income tax returns, the U.S. tax authorities have withdrawn all of their previously proposed tax adjustments, except a claim regarding transfer pricing for certain charters of drilling rigs between our subsidiaries, reducing the total proposed adjustment to approximately $79 million, exclusive of interest. We believe an unfavorable outcome on this assessment with respect to 2004 and 2005 activities would not result in a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. If the authorities were to continue to pursue this transfer pricing position with respect to subsequent years and were successful in such assertion, our effective tax rate on worldwide earnings with respect to years following 2005 could increase substantially, and our earnings and cash flows from operations could be materially and adversely affected. Although we believe the transfer pricing for these charters is materially correct, we have been unable to reach a resolution with the tax authorities. In August 2010, we filed a petition in the U.S. Tax Court to resolve this issue.

The U.S. tax authorities' original assessment against our 2004 and 2005 activities also asserted that one of our key subsidiaries maintains a permanent establishment in the U.S. and is, therefore, subject to U.S. taxation on certain earnings effectively connected to such U.S. business. In November 2009, we were notified that this position was withdrawn by the U.S. tax authorities. If the authorities were to pursue this permanent establishment position with respect to years following 2005 and were successful in such assertion, our effective tax rate on worldwide earnings with respect to those years could increase substantially, and our earnings and cash flows from operations could be materially and adversely affected. We believe our returns are materially correct as filed, and we intend to continue to vigorously defend against any such claim.

In May 2010, we received an assessment from the U.S. tax authorities related to our 2006 and 2007 U.S. federal income tax returns. We filed a protest letter covering this assessment with the U.S. tax authorities in July 2010. The significant issues raised in the assessment relate to transfer pricing for certain charters of drilling rigs between our subsidiaries and the creation of intangible assets resulting from the performance of engineering services between our subsidiaries. These two items would result in net adjustments of approximately $278 million of additional taxes, exclusive of interest. An unfavorable outcome on these adjustments could result in a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. Furthermore, if the authorities were to continue to pursue these positions with respect to subsequent years and were successful in such assertions, our effective tax rate on worldwide earnings with respect to years following 2007 could increase substantially, and our earnings and cash flows from operations could be materially and adversely affected. We believe our returns are materially correct as filed, and we intend to continue to vigorously defend against all such claims.

In addition, the May 2010 assessment included adjustments related to a series of restructuring transactions that occurred between 2001 and 2004. These restructuring transactions affected our basis in our former subsidiary TODCO, which we disposed of in 2004 and 2005. The authorities are disputing the amount of capital losses resulting from the disposition of TODCO. We utilized a portion of the capital losses to offset capital gains on the 2006, 2007, 2008 and 2009 tax returns. The majority of the capital losses were unutilized and expired on December 31, 2009. The adjustments would also impact the amount of certain net operating losses and other carryovers into 2006 and later years. The authorities are also contesting the characterization of certain amounts of income received in 2006 and 2007 as capital gain and thus the availability of the capital gain for offset by the capital loss. These claims with respect to our U.S. federal income tax returns for 2006 through 2009 could result in net tax adjustments of approximately $295 million. An unfavorable outcome on these potential adjustments could result in a material adverse effect on our consolidated financial position, results of operations or cash flows. We believe that our tax returns are materially correct as filed, and we intend to vigorously defend against any potential claims.

The May 2010 assessment also included certain claims with respect to withholding taxes and certain other items resulting in net tax adjustments of approximately $166 million, exclusive of interest. In addition, the tax authorities assessed penalties associated with the various tax adjustments in the aggregate amount of approximately $92 million, exclusive of interest. We believe that our U.S. tax returns are materially correct as filed, and we intend to vigorously defend against any potential claims.

Norwegian civil tax and criminal authorities are investigating various transactions undertaken by our subsidiaries in 2001 and 2002 as well as the actions of certain of our former external advisors on these transactions. The authorities issued tax assessments of approximately $268 million, plus interest, related to certain restructuring transactions, approximately $117 million, plus interest, related to the migration of a subsidiary that was previously subject to tax in Norway, approximately $71 million, plus interest, related to a 2001 dividend payment, and approximately $7 million, plus interest, related to certain foreign exchange deductions and dividend withholding tax. We have filed or expect to file appeals to these tax assessments. We may be required to provide some form of financial security, in an amount up to $1.0 billion, including interest and penalties, for these assessed amounts as this dispute is appealed and addressed by the Norwegian courts. The authorities have indicated that they plan to seek penalties of 60 percent on all matters. For these matters, we believe our returns are materially correct as filed, and we have and will continue to respond to all information requests from the Norwegian authorities. We intend to vigorously contest any assertions by the Norwegian authorities in connection with the various transactions being investigated. An unfavorable outcome on the Norwegian civil tax matters could result in a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. While we cannot predict or provide assurance as to the final outcome of these proceedings, we do not expect the ultimate resolution of these matters to have a material adverse effect on our consolidated statement of financial position or results of operations, although it may have a material adverse effect on our consolidated cash flows.

Certain of our Brazilian income tax returns for the years 2000 through 2004 are currently under examination. The Brazil tax authorities have issued tax assessments totaling $115 million, plus a 75 percent penalty of $86 million and interest of $138 million through December 31, 2010. An unfavorable outcome on these assessments could result in a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. We believe our returns are materially correct as filed, and we are vigorously contesting these assessments. We filed a protest letter with the Brazilian tax authorities on January 25, 2008, and we are currently engaged in the appeals process.

See Notes to Consolidated Financial Statements—Note 6—Income Taxes.

Regulatory matters

In June 2007, GlobalSantaFe's management retained outside counsel to conduct an internal investigation of its Nigerian and West African operations, focusing on brokers who handled customs matters with respect to its affiliates operating in those jurisdictions and whether those brokers have fully complied with the U.S. Foreign Corrupt Practices Act ("FCPA") and local laws. GlobalSantaFe commenced its investigation following announcements by other oilfield service companies that they were independently investigating the FCPA implications of certain actions taken by third parties in respect of customs matters in connection with their operations in Nigeria, as well as another company's announced settlement implicating a third party handling customs matters in Nigeria. In each case, the customs broker was reported to be Panalpina Inc., which GlobalSantaFe used to obtain temporary import permits for its rigs operating offshore Nigeria. GlobalSantaFe voluntarily disclosed its internal investigation to the DOJ and the U.S. Securities and Exchange Commission ("SEC") and, at their request, expanded its investigation to include the activities of its customs brokers in certain other African countries. The investigation focused on whether the brokers fully complied with the requirements of their contracts, local laws and the FCPA and GlobalSantaFe's possible involvement in any inappropriate or illegal conduct in connection with such brokers. In late November 2007, GlobalSantaFe received a subpoena from the SEC for documents related to its investigation. In addition, the SEC advised GlobalSantaFe that it had issued a formal order of investigation.

On July 25, 2007, our legal representatives met with the DOJ in response to a notice we received requesting such a meeting regarding our engagement of Panalpina Inc. for freight forwarding and other services in the U.S. and abroad. The DOJ informed us that it was conducting an investigation of alleged FCPA violations by oil service companies who used Panalpina Inc. and other brokers in Nigeria and other parts of the world. We developed an investigative plan that allowed us to review and produce relevant and responsive information requested by the DOJ and SEC. The investigation was expanded to include one of our agents for Nigeria. This investigation and the legacy GlobalSantaFe investigation were conducted by outside counsel who reported directly to the audit committee of our board of directors. The investigation focused on whether the agent and the customs brokers fully complied with the terms of their respective agreements, the FCPA and local laws and the company's and its employees' possible involvement in any inappropriate or illegal conduct in connection with such brokers and agent. Our outside counsel coordinated their efforts with the DOJ and the SEC with respect to the implementation of our investigative plan, including keeping the DOJ and SEC apprised of the scope and details of the investigation and producing relevant information in response to their requests. The SEC also issued a formal order of investigation in this case and issued a subpoena for further information.

On November 4, 2010, we reached a settlement with the SEC and the DOJ with respect to certain charges relating to the anti-bribery and books and records provisions of the FCPA. In November 2010, under the terms of the settlements, we paid a total of approximately $27 million in penalties, interest and disgorgement of profits. We have also consented to the entry of a civil injunction in two SEC actions and have entered into a three-year deferred prosecution agreement with the DOJ (the "DPA"). In connection with the DPA, we have agreed to implement and maintain certain internal controls, policies and procedures. For the duration of the DPA, we are also obligated to provide an annual written report to the DOJ of our efforts and progress in maintaining and enhancing our compliance policies and procedures. In the event the DOJ determines that we have knowingly violated the terms of the DPA, the DOJ may impose an extension of the term of the agreement or, if the DOJ determines we have breached the DPA, the DOJ may pursue criminal charges or a civil or administrative action against us. The DOJ may also find, in its sole discretion, that a change in circumstances has eliminated the need for the corporate compliance reporting obligations of the DPA and may terminate the DPA prior to the three-year term.

Our internal compliance program has detected a potential violation of U.S. sanctions regulations in connection with the shipment of goods to our operations in Turkmenistan. Goods bound for our rig in Turkmenistan were shipped through Iran by a freight forwarder. Iran is subject to a number of economic regulations, including sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), and comprehensive restrictions on the export and re-export of U.S. -origin items to Iran. Iran has been designated as a state sponsor of terrorism by the U.S. State Department. Failure to comply with applicable laws and regulations relating to sanctions and export restrictions may subject us to criminal sanctions and civil remedies, including fines, denial of export privileges, injunctions or seizures of our assets. We have self-reported the potential violation to OFAC and retained outside counsel who conducted an investigation of the matter and submitted a report to OFAC. We are cooperating with OFAC with respect to resolution of the matter. We may incur significant legal fees and related expenses, and the investigations may involve management time. We cannot predict the ultimate outcome of their investigation, the total costs to be incurred in completing the investigation, the potential impact on personnel, the effect of implementing any further measures that may be necessary to ensure full compliance with applicable laws or to what extent, if at all, we could be subject to fines, sanctions or other penalties.

For a description of regulatory and environmental matters relating to the Macondo well incident, please see "—Macondo well incident."

Other matters

In addition, from time to time, we receive inquiries from governmental regulatory agencies regarding our operations around the world, including inquiries with respect to various tax, environmental, regulatory and compliance matters. To the extent appropriate under the circumstances, we investigate such matters, respond to such inquiries and cooperate with the regulatory agencies. We have received and responded to an administrative subpoena from OFAC concerning our operations in Myanmar and a follow-up administrative subpoena from OFAC with questions relating to the previous Myanmar operations subpoena response and the self-reported shipment through Iran matter. We are cooperating with OFAC and believe that all of our operations fully comply with applicable laws. Although we are unable to predict the outcome of any of these matters, we do not expect the liability, if any, resulting from these inquiries to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2010.

Related Party Transactions

Pacific Drilling Limited—We hold a 50 percent interest in TPDI, a consolidated British Virgin Islands joint venture company formed by us and Pacific Drilling, a Liberian company, to own and operate *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2*. Effective October 18, 2010, Pacific Drilling has the unilateral right to exchange its interest in the joint venture for our shares or cash, at an amount based on an appraisal of the fair value of the drillships, subject to certain adjustments.

As of February 15, 2011, TPDI had outstanding promissory notes in the aggregate amount of $296 million, of which $148 million was due to Pacific Drilling and was included in long-term debt on our consolidated balance sheet.

Angco Cayman Limited—We hold a 65 percent interest in ADDCL, a consolidated Cayman Islands joint venture company formed to own and operate *Discoverer Luanda*. Angco Cayman Limited, a Cayman Islands company, holds the remaining 35 percent interest in ADDCL. Beginning January 31, 2016, Angco Cayman Limited will have the right to exchange its interest in the joint venture for cash at an amount based on the appraisal of the fair value of the drillship, subject to certain adjustments.

Overseas Drilling Limited—We hold a 50 percent interest in Overseas Drilling Limited ("ODL"), an unconsolidated Cayman Islands joint venture company, which owns and operates *Joides Resolution*. Siem Offshore Invest AS owns the other 50 percent interest in ODL. Under a management services agreement with ODL, we provide certain operational and management services. We earned $2 million for these services in each of the years ended December 31, 2010, 2009 and 2008.

We have a $10 million loan facility with ODL. ODL may demand repayment of the borrowings at any time upon five business days prior written notice, and any amounts due to us from ODL may be offset against the borrowings at the time of repayment. As of February 15, 2011, $5 million was outstanding under this loan agreement.

Critical Accounting Policies and Estimates

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the U.S., which require us to make estimates, judgments and assumptions that affect the amounts reported on the consolidated financial statements and disclosed in the accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We consider the following to be our critical accounting policies and estimates, and we have discussed the development, selection and disclosure of these critical accounting policies and estimates with the audit committee of our board of directors. For a discussion of our significant accounting policies, refer to our Notes to Consolidated Financial Statements—Note 2—Significant Accounting Policies.

Income taxes—We are a Swiss corporation, operating through our various subsidiaries in a number of countries throughout the world. We have provided for income taxes based upon the tax laws and rates in the countries in which we operate and earn income. There is little to no expected relationship between the provision for or benefit from income taxes and income or loss before income taxes because the countries in which we operate have taxation regimes that vary with respect to the nominal tax rate and the availability of deductions, credits and other benefits. Variations also arise when income earned and taxed in a particular country or countries fluctuates from year to year.

Our annual tax provision is based on expected taxable income, statutory rates and tax planning opportunities available to us in the various jurisdictions in which we operate. The determination of our annual tax provision and evaluation of our tax positions involves interpretation of tax laws in the various jurisdictions and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of income, deductions and tax credits. Our tax liability in any given year could be affected by changes in tax laws, regulations, agreements, and treaties, foreign currency exchange restrictions or our level of operations or profitability in each jurisdiction. Additionally, we operate in many jurisdictions where the tax laws relating to the offshore drilling industry are not well developed. Although our annual tax provision is based on the best information available at the time, a number of years may elapse before the ultimate tax liabilities in the various jurisdictions are determined.

We maintain liabilities for estimated tax exposures in our jurisdictions of operation, and the provisions and benefits resulting from changes to those liabilities are included in our annual tax provision along with related interest. Tax exposure items include potential challenges to permanent establishment positions, intercompany pricing, disposition transactions, and withholding tax rates and their applicability. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means, but can also be affected by changes in applicable tax law or other factors, which could cause us to revise past estimates.

We are currently undergoing examinations in a number of taxing jurisdictions for various fiscal years. We review our liabilities on an ongoing basis and, to the extent audits or other events cause us to adjust the liabilities accrued in prior periods, we recognize those adjustments in the period of the event. We do not believe it is possible to reasonably estimate the future impact of changes to the assumptions and estimates related to our annual tax provision because changes to our tax liabilities are dependent on numerous factors that cannot be reasonably projected. These factors include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts: and the potential for changes in the taxes paid to one country that either produce, or fail to produce, offsetting tax changes in other countries.

We consider the earnings of certain of our subsidiaries to be indefinitely reinvested. As such, we have not provided for taxes on these unremitted earnings. At December 31, 2010, the amount of indefinitely reinvested earnings was approximately $2.0 billion. Should we make a distribution from the unremitted earnings of these subsidiaries, we would be subject to taxes payable to various jurisdictions. We estimate taxes in the range of $150 million to $200 million would be payable upon distribution of all previously unremitted earnings at December 31, 2010.

We have recognized deferred taxes related to the earnings of certain subsidiaries that are not permanently reinvested or that will not be permanently reinvested in the future. If facts and circumstances cause us to change our expectations regarding future tax consequences, the resulting adjustments to our deferred tax balances could have a material effect on our consolidated statement of financial position, results of operations or cash flows.

Estimates, judgments and assumptions are required in determining whether deferred tax assets will be fully or partially realized. When it is estimated to be more likely than not that all or some portion of certain deferred tax assets, such as foreign tax credit carryovers or net operating loss carryforwards, will not be realized, we establish a valuation allowance for the amount of the deferred tax assets that is considered to be unrealizable. We continually evaluate strategies that could allow for the future utilization of our deferred tax assets. We did not make any significant changes to our valuation allowance against deferred tax assets during the years ended December 31, 2008, 2009 and 2010.

See Notes to Consolidated Financial Statements—Note 6—Income Taxes.

Goodwill—The carrying amount of goodwill was $8.1 billion, representing 22 percent of our total assets, as of December 31, 2010. We conduct impairment testing for our goodwill annually as of October 1 and more frequently, on an interim basis, when an event occurs or circumstances change that may indicate a reduction in the fair value of a reporting unit below its carrying amount. We test goodwill at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. We have determined that our reporting units for this purpose are as follows: (1) contract drilling services, (2) drilling management services and (3) oil and gas properties.

To determine the fair value of each reporting unit, we use a combination of valuation methodologies, including both income and market approaches. For our contract drilling services reporting unit, we estimate fair value using discounted cash flows, publicly traded company multiples and acquisition multiples. To develop the projected cash flows associated with our contract drilling services reporting unit, which are based on estimated future dayrates and utilization, we consider key factors that include assumptions regarding future commodity prices, credit market conditions and the effect these factors may have on our contract drilling operations and the capital expenditure budgets of our customers. We discount projected cash flows using a long-term weighted-average cost of capital, which is based on our estimate of the investment returns that market participants would require for each of our reporting units. To develop the publicly traded company multiples, we gather available market data for companies with operations similar to our reporting units and publicly available information for recent acquisitions in the marketplace.

Because our business is cyclical in nature, the results of our impairment testing are expected to vary significantly depending on the timing of the assessment relative to the business cycle. Altering either the timing of or the assumptions used in a reporting unit's fair value calculations could result in an estimate that is significantly below its carrying amount, which may indicate its goodwill is impaired.

For our annual impairment testing, conducted on October 1, 2010, the remaining goodwill was associated with our contract drilling services reporting unit. In calculating the fair value of this reporting unit for the annual impairment test, we applied a discount rate of 11 percent and a terminal growth rate of three percent to our contract drilling services reporting unit. Applying a hypothetical three percent increase in the discount rate and a hypothetical 10 percent decrease in our projected cash flows for the annual impairment test would not have resulted in the impairment of goodwill associated with the contract drilling services reporting unit.

Property and equipment—The carrying amount of our property and equipment was $21 billion as of December 31, 2010, representing 58 percent of our total assets. The carrying amount of these assets is subject to our estimates, assumptions, and judgments related to capitalized costs, useful lives and salvage values.

Capitalized costs—We capitalize costs incurred to enhance, improve and extend the useful lives of our assets and expense costs incurred to repair and maintain the existing condition of our rigs. Capitalized costs increase the carrying amounts and depreciation expense of the related assets, which would also impact our results of operations.

Useful lives—We depreciate our assets over their estimated useful lives, which we determine by applying judgments and assumptions that reflect both historical experience and expectations regarding future operations, utilization and asset performance. Useful lives of rigs are difficult to estimate due to a variety of factors, including (a) technological advances that impact the methods or cost of oil and gas exploration and development, (b) changes in market or economic conditions, and (c) changes in laws or regulations affecting the drilling industry. Applying different judgments and assumptions in establishing the useful lives would likely result in materially different net carrying amounts and depreciation expense for our assets. We evaluate the remaining useful lives of our rigs when certain events occur that directly impact the useful lives of the rigs, including changes in operating condition, functional capability and market and economic factors. When evaluating the remaining useful lives of rigs, we also consider major capital upgrades required to perform certain contracts and the long-term impact of those upgrades on future marketability. A hypothetical one-year increase in the useful lives of all of our rigs would cause a decrease in our annual depreciation expense of approximately $280 million. A hypothetical one-year decrease would cause an increase in our annual depreciation expense of approximately $371 million.

Impairment of long-lived assets—We review our property and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable or when carrying amounts of assets held for sale exceed fair value less cost to sell. Potential impairment indicators include rapid declines in commodity prices and related market conditions, actual or expected declines in dayrates or utilization, cancellations of contracts or credit concerns of multiple customers. During periods of oversupply, we may idle or stack rigs for extended periods of time, which could be an indication that an asset group may be impaired since supply and demand are the key drivers of rig utilization and our ability to contract our rigs at economical rates. Our rigs are mobile units, equipped to operate in geographic regions throughout the world and, consequently, we may move rigs from an oversupplied market sector to a more lucrative and undersupplied market sector when it is economical to do so. Many of our contracts generally allow our customers to relocate our rigs from one geographic region to another, subject to certain conditions, and our customers utilize this capability to meet their worldwide drilling requirements. Accordingly, our rigs are considered to be interchangeable within classes or asset groups, and we evaluate impairment by asset group. We consider our asset groups to be Ultra-Deepwater Floaters, Deepwater Floaters, Harsh Environment Floaters, Midwater Floaters, High-Specification Jackups, Standard Jackups and Other Rigs.

We assess recoverability of assets held and used by projecting undiscounted cash flows for the asset group being evaluated. When the carrying amount of the asset group is determined to be unrecoverable, we recognize an impairment loss, measured as the amount by which the carrying amount of the asset group exceeds its estimated fair value. The evaluation requires us to make judgments about long-term projections for future revenues and costs, dayrates, rig utilization and idle time. These projections involve uncertainties that rely on assumptions about demand for our services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could materially alter an outcome that could otherwise result in an impairment loss. Given the nature of these evaluations and their application to specific asset groups and specific time periods, it is not possible to reasonably quantify the impact of changes in these assumptions.

Pension and other postretirement benefits—We use a January 1 measurement date for net periodic benefit costs and a December 31 measurement date for projected benefit obligations and plan assets. We measure our pension liabilities and related net periodic benefit costs using actuarial assumptions based on a market-related valuation of assets that reduces year-to-year volatility. In applying this approach, we recognize investment gains or losses over a five-year period beginning with the year in which they occur. Investment gains or losses for this purpose are measured as the difference between the expected and actual returns calculated using the market-related value of assets. Actual results may differ from these measurements under different conditions or assumptions. Future changes in plan asset returns, assumed discount rates and various other factors related to the pension plans will impact our future pension obligations and net periodic benefit costs.

Additionally, the pension obligations and related net periodic benefit costs for our defined benefit pension and other postretirement benefit plans, including retiree life insurance and medical benefits, are actuarially determined and are affected by assumptions, including long-term rate of return, discount rates, compensation increases, employee turnover rates and health care cost trend rates. The two most critical assumptions are the long-term rate of return and the discount rate. We periodically evaluate our assumptions and, when appropriate, adjust the recorded liabilities and expense. Changes in these and other assumptions used in the actuarial computations could impact our projected benefit obligations, pension liabilities, net periodic benefit costs and other comprehensive income. See "—Retirement Pension Plans and Other Postretirement Benefit Plans."

Long-term rate of return—We develop our assumptions regarding the estimated rate of return on plan assets based on historical experience and projected long-term investment returns, considering each plan's target asset allocation and long-term asset class expected returns. We regularly review our actual asset allocation and periodically rebalance plan assets as appropriate. For each percentage point the expected long-term rate of return assumption is lowered, pension expense would increase by approximately $11 million.

Discount rate—As a basis for determining the discount rate, we utilize a yield curve approach based on Aa-rated corporate bonds and the expected timing of future benefit payments. For each one-half percentage point the discount rate is lowered, net periodic benefit costs would increase by approximately $18 million.

Contingent liabilities—We establish liabilities for estimated loss contingencies when we believe a loss is probable and the amount of the probable loss can be reasonably estimated. Once established, we adjust the carrying amount of a contingent liability upon the occurrence of a recognizable event when facts and circumstances change, altering our previous assumptions with respect to the likelihood or amount of loss.

New Accounting Pronouncements

For a discussion of the new accounting pronouncements that have had or are expected to have an effect on our consolidated financial statements, see Notes to Consolidated Financial Statements—Note 3—New Accounting Pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to interest rate risk, primarily associated with our long-term and short-term debt. For our debt obligations, including obligations of our consolidated variable interest entities, as of December 31, 2010, the following table presents our scheduled debt maturities in U.S. dollars and related weighted-average stated interest rates for the years ending December 31 (in millions, except interest rate percentages):

	Scheduled Maturity Date (a)							Fair Value
	2011	2012	2013	2014	2015	Thereafter	Total	12/31/10
Debt								
Fixed rate	$ 1,882	$ 1,741	$ 770	$ 22	$ 1,123	$ 4,797	$ 10,335	$ 10,492
Average interest rate	2.01 %	1.57 %	5.23 %	7.76 %	5.01 %	6.85 %		
Variable rate	$ 88	$ —	$ —	$ —	$ —	$ —	$ 88	$ 88
Average interest rate	0.98 %	— %	— %	— %	— %	— %		
Debt of consolidated variable interest entities								
Variable rate	$ 95	$ 97	$ 98	$ 100	$ 340	$ 220	$ 950	$ 950
Average interest rate	1.61 %	1.60 %	1.59 %	1.58 %	2.05 %	2.11 %		
Interest rate swaps								
Fixed to variable	$ —	$ —	$ 750	$ —	$ —	$ —	$ 750	$ (17)
Average pay rate	— %	— %	3.47 %	— %	— %	— %		
Average receive rate	— %	— %	5.17 %	— %	— %	— %		
Interest rate swaps of consolidated variable interest entities								
Variable to fixed	$ 70	$ 70	$ 70	$ 70	$ 262	$ —	$ 542	$ 13
Average pay rate	2.34 %	2.34 %	2.34 %	2.34 %	2.34 %	— %		
Average receive rate	0.30 %	0.30 %	0.30 %	0.30 %	0.30 %	— %		

(a) Expected maturity amounts are based on the face value of debt.

In preparing the scheduled maturities of our debt, we assume the noteholders will exercise their options to require us to repurchase the 1.50% Series B Convertible Senior Notes and 1.50% Series C Convertible Senior Notes in December 2011 and 2012, respectively.

We have engaged in certain hedging activities designed to reduce our exposure to interest rate risk (see Notes to Consolidated Financial Statements—Note 12—Derivatives and Hedging).

At December 31, 2010, the face value of our variable-rate debt was approximately $1.2 billion, which represented 11 percent of the face value of our total debt, including the effect of our hedging activities. At December 31, 2010, our variable-rate debt, excluding the effect of our hedging activities, primarily consisted of borrowings under the ADDCL Credit Facilities and the TPDI Credit Facilities. At December 31, 2009, the face value of our variable-rate debt was approximately $1.7 billion, which represented 14 percent of the face value of our total debt, including the effect of our hedging activities. Based upon variable-rate debt amounts outstanding as of December 31, 2010 and 2009, a one percentage point change in annual interest rates would result in a corresponding change in annual interest expense of approximately $12 million and $17 million, respectively.

The fair value of our debt was $11.5 billion and $12.4 billion at December 31, 2010 and 2009, respectively. The $0.9 billion decrease was primarily due to the repurchase of $2.2 billion of the Convertible Senior Notes and repayments of other debt, partially offset by the issuance of $2.0 billion of senior notes during the year ended December 31, 2010.

A large portion of our cash investments is subject to variable interest rates and would earn commensurately higher rates of return if interest rates increase. Based upon cash investments as of December 31, 2010 and 2009, a one percentage point change in interest rates would result in a corresponding change in annual interest income of approximately $33 million and $11 million, respectively.

Foreign Exchange Risk

We are exposed to foreign exchange risk associated with our international operations. Our primary foreign exchange risk management strategy involves structuring customer contracts to provide for payment in both U.S. dollars, which is our functional currency, and local currency. The payment portion denominated in local currency is based on our anticipated local currency needs over the contract term. Due to various factors, including customer acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, actual local currency needs may vary from those anticipated in the customer contracts, resulting in partial exposure to foreign exchange risk. Fluctuations in foreign currencies generally have not had a material impact on our overall operating results. In situations where local currency receipts do not equal local currency requirements, we may use foreign exchange derivative instruments, including forward exchange contracts, or spot purchases, to mitigate foreign currency risk. A forward exchange contract obligates us to exchange predetermined amounts of specified currencies at a stated exchange rate on a stated date or to make a U.S. dollar payment equal to the value of such exchange. At December 31, 2010 and 2009, we had no outstanding foreign exchange derivative instruments. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Derivative instruments."

Item 8. Financial Statements and Supplementary Data

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Transocean Ltd. (the "Company" or "our") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting includes the controls themselves, monitoring (including internal auditing practices), and actions taken to correct deficiencies as identified.

There are inherent limitations to the effectiveness of internal control over financial reporting, however well designed, including the possibility of human error and the possible circumvention or overriding of controls. The design of an internal control system is also based in part upon assumptions and judgments made by management about the likelihood of future events, and there can be no assurance that an internal control will be effective under all potential future conditions. As a result, even an effective system of internal controls can provide no more than reasonable assurance with respect to the fair presentation of financial statements and the processes under which they were prepared.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria for internal control over financial reporting described in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting.

Management reviewed the results of its assessment with the Audit Committee of the Company's Board of Directors. Based on this assessment, management has concluded that, as of December 31, 2010, the Company's internal control over financial reporting was effective.

The Company's independent auditors, Ernst & Young LLP, a registered public accounting firm, are appointed by the Audit Committee of the Company's Board of Directors, subject to ratification by our shareholders. Ernst & Young LLP has audited and reported on the consolidated financial statements of Transocean Ltd. and Subsidiaries, and the Company's internal control over financial reporting. The reports of the independent auditors are contained in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Transocean Ltd. and Subsidiaries

We have audited Transocean Ltd. and Subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Transocean Ltd. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Transocean Ltd. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Transocean Ltd. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Transocean Ltd.

We have audited the accompanying consolidated balance sheets of Transocean Ltd. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transocean Ltd. and Subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Transocean Ltd.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 28, 2011

Ernst & Young Ltd
Brandschenkestrasse 100
P.O. Box
CH-8022 Zurich

Phone +41 58 286 31 11
Fax +41 58 286 40 20
www.ey.com/ch

To the General Meeting of
Transocean Ltd., Zug
Zurich, February 28, 2011

Report of the statutory auditor on the consolidated financial statements

As statutory auditor, we have audited the consolidated financial statements of Transocean Ltd. and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2010 and 2009 and the related consolidated statements of operations, comprehensive income, equity, and cash flows and notes thereto (pages AR-72 to AR-119) for the years ended December 31, 2010 and 2009.

Board of Directors' responsibility

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements for the years ended December 31, 2010 and 2009 present fairly in all material respects, the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States and comply with Swiss law.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd

/s/ Robin Errico
Licensed audit expert
(Auditor in charge)

/s/ Jolanda Dolente
Licensed audit expert

TRANSOCEAN LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Years ended December 31,		
	2010	2009	2008
Operating revenues			
Contract drilling revenues	$ 8,967	$ 10,607	$ 10,756
Contract drilling intangible revenues	98	281	690
Other revenues	511	668	1,228
	9,576	11,556	12,674
Costs and expenses			
Operating and maintenance	5,119	5,140	5,355
Depreciation, depletion and amortization	1,589	1,464	1,436
General and administrative	247	209	199
	6,955	6,813	6,990
Loss on impairment	(1,012)	(334)	(320)
Gain (loss) on disposal of assets, net	257	(9)	(7)
Operating income	1,866	4,400	5,357
Other income (expense), net			
Interest income	23	5	32
Interest expense, net of amounts capitalized	(567)	(484)	(640)
Loss on retirement of debt	(33)	(29)	(3)
Other, net	10	32	26
	(567)	(476)	(585)
Income before income tax expense	1,299	3,924	4,772
Income tax expense	311	754	743
Net income	988	3,170	4,029
Net income (loss) attributable to noncontrolling interest	27	(11)	(2)
Net income attributable to controlling interest	$ 961	$ 3,181	$ 4,031
Earnings per share			
Basic	$ 2.99	$ 9.87	$ 12.63
Diluted	$ 2.99	$ 9.84	$ 12.53
Weighted-average shares outstanding			
Basic	320	320	318
Diluted	320	321	321

See accompanying notes.

TRANSOCEAN LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Years ended December 31,		
	2010	2009	2008
Net income	$ 988	$ 3,170	$ 4,029
Other comprehensive income (loss) before income taxes			
Unrecognized components of net periodic benefit costs	(8)	37	(388)
Recognized components of net periodic benefit costs	16	24	5
Unrecognized loss on derivative instruments	(29)	(2)	(1)
Recognized loss on derivative instruments	12	6	—
Other, net	—	1	(3)
Other comprehensive income (loss) before income taxes	(9)	66	(387)
Income taxes related to other comprehensive income (loss)	(9)	24	9
Other comprehensive income (loss), net of income taxes	(18)	90	(378)
Total comprehensive income	970	3,260	3,651
Total comprehensive income (loss) attributable to noncontrolling interest	6	(6)	(2)
Total comprehensive income attributable to controlling interest	$ 964	$ 3,266	$ 3,653

See accompanying notes.

TRANSOCEAN LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31,	
	2010	2009
Assets		
Cash and cash equivalents	$ 3,394	$ 1,130
Accounts receivable, net		
Trade	1,811	2,330
Other	189	55
Materials and supplies, net	517	462
Deferred income taxes, net	115	104
Assets held for sale	—	186
Other current assets	169	209
Total current assets	6,195	4,476
Property and equipment	27,007	27,383
Property and equipment of consolidated variable interest entities	2,214	1,968
Less accumulated depreciation	7,763	6,333
Property and equipment, net	21,458	23,018
Goodwill	8,132	8,134
Other assets	1,026	808
Total assets	$ 36,811	$ 36,436
Liabilities and equity		
Accounts payable	$ 847	$ 780
Accrued income taxes	116	240
Debt due within one year	1,917	1,568
Debt of consolidated variable interest entities due within one year	95	300
Other current liabilities	861	730
Total current liabilities	3,836	3,618
Long-term debt	8,354	8,966
Long-term debt of consolidated variable interest entities	855	883
Deferred income taxes, net	594	726
Other long-term liabilities	1,772	1,684
Total long-term liabilities	11,575	12,259
Commitments and contingencies		
Redeemable noncontrolling interest	25	—
Shares, CHF 15.00 par value, 335,235,298 authorized, 167,617,649 conditionally authorized, 335,235,298 issued and 319,080,678 outstanding at December 31, 2010; and 502,852,947 authorized, 167,617,649 conditionally authorized, 335,235,298 issued and 321,223,882 outstanding at December 31, 2009	4,482	4,472
Additional paid-in capital	7,504	7,407
Treasury shares, at cost, 2,863,267 and none held at December 31, 2010 and 2009, respectively	(240)	—
Retained earnings	9,969	9,008
Accumulated other comprehensive loss	(332)	(335)
Total controlling interest shareholders' equity	21,383	20,552
Noncontrolling interest	(8)	7
Total equity	21,375	20,559
Total liabilities and equity	$ 36,811	$ 36,436

See accompanying notes.

TRANSOCEAN LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(In millions)

	Years ended December 31,			Years ended December 31,		
	2010	2009	2008	2010	2009	2008
	Shares			Amount		
Shares						
Balance, beginning of period	321	319	317	$ 4,472	$ 4,444	$ 3
Issuance of shares under share-based compensation plans	1	2	2	10	28	—
Purchases of shares held in treasury	(3)	—	—	—	—	—
Cancellation of shares for redomestication	—	—	(317)	—	—	(3)
Issuance of shares for redomestication	—	—	317	—	—	4,444
Balance, end of period	319	321	319	$ 4,482	$ 4,472	$ 4,444
Additional paid-in capital						
Balance, beginning of period				$ 7,407	$ 7,313	$ 11,619
Share-based compensation expense				102	81	64
Issuance of shares under share-based compensation plans				(11)	7	62
Repurchases of convertible senior notes				14	22	—
Redomestication				—	—	(4,441)
Changes in ownership of noncontrolling interest and other, net				(8)	(16)	9
Balance, end of period				$ 7,504	$ 7,407	$ 7,313
Treasury shares, at cost						
Balance, beginning of period				$ —	$ —	$ —
Purchases of shares held in treasury				(240)	—	—
Balance, end of period				$ (240)	$ —	$ —
Retained earnings						
Balance, beginning of period				$ 9,008	$ 5,827	$ 1,796
Net income attributable to controlling interest				961	3,181	4,031
Balance, end of period				$ 9,969	$ 9,008	$ 5,827
Accumulated other comprehensive loss						
Balance, beginning of period				$ (335)	$ (420)	$ (42)
Other comprehensive income (loss) attributable to controlling interest				3	85	(378)
Balance, end of period				$ (332)	$ (335)	$ (420)
Total controlling interest shareholders' equity						
Balance, beginning of period				$ 20,552	$ 17,164	$ 13,376
Total comprehensive income attributable to controlling interest				964	3,266	3,653
Share-based compensation expense				102	81	64
Issuance of shares under share-based compensation plans				(1)	35	62
Purchases of shares held in treasury				(240)	—	—
Repurchases of convertible senior notes				14	22	—
Changes in ownership of noncontrolling interest and other, net				(8)	(16)	9
Balance, end of period				$ 21,383	$ 20,552	$ 17,164
Noncontrolling interest						
Balance, beginning of period				$ 7	$ 3	$ 5
Total comprehensive income (loss) attributable to noncontrolling interest				7	(6)	(2)
Reclassification of redeemable noncontrolling interest				(26)	—	—
Changes in ownership of noncontrolling interest and other, net				4	10	—
Balance, end of period				$ (8)	$ 7	$ 3
Total equity						
Balance, beginning of period				$ 20,559	$ 17,167	$ 13,381
Total comprehensive income				971	3,260	3,651
Share-based compensation expense				102	81	64
Issuance of shares under share-based compensation plans				(1)	35	62
Purchases of shares held in treasury				(240)	—	—
Repurchases of convertible senior notes				14	22	—
Reclassification of redeemable noncontrolling interest and other, net				(30)	(6)	9
Balance, end of period				$ 21,375	$ 20,559	$ 17,167

See accompanying notes.

TRANSOCEAN LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Years ended December 31,		
	2010	2009	2008
Cash flows from operating activities			
Net income	$ 988	$ 3,170	$ 4,029
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of drilling contract intangibles	(98)	(281)	(690)
Depreciation, depletion and amortization	1,589	1,464	1,436
Share-based compensation expense	102	81	64
Excess tax benefit from share-based compensation plans	(1)	(2)	(10)
(Gain) loss on disposal of assets, net	(257)	9	7
Loss on impairment	1,012	334	320
Loss on retirement of debt	33	29	3
Amortization of debt issue costs, discounts and premiums, net	189	209	176
Deferred income taxes	(145)	13	8
Other, net	(1)	7	41
Deferred revenue, net	205	169	11
Deferred expenses, net	(79)	(38)	(115)
Changes in operating assets and liabilities	409	434	(321)
Net cash provided by operating activities	3,946	5,598	4,959
Cash flows from investing activities			
Capital expenditures	(1,411)	(3,052)	(2,208)
Proceeds from disposal of assets, net	60	18	348
Proceeds from insurance recoveries for loss of drilling unit	560	—	—
Proceeds from payments on notes receivable	37	—	—
Proceeds from short-term investments	37	564	59
Purchases of short-term investments	—	(269)	(408)
Joint ventures and other investments, net	(4)	45	13
Net cash used in investing activities	(721)	(2,694)	(2,196)
Cash flows from financing activities			
Change in short-term borrowings, net	(193)	(382)	(837)
Proceeds from debt	2,054	514	2,661
Repayments of debt	(2,565)	(2,871)	(4,893)
Purchases of shares held in treasury	(240)	—	—
Financing costs	(15)	(2)	(24)
Proceeds from (taxes paid for) share-based compensation plans, net	(1)	17	51
Excess tax benefit from share-based compensation plans	1	2	10
Other, net	(2)	(15)	(9)
Net cash used in financing activities	(961)	(2,737)	(3,041)
Net increase (decrease) in cash and cash equivalents	2,264	167	(278)
Cash and cash equivalents at beginning of period	1,130	963	1,241
Cash and cash equivalents at end of period	$ 3,394	$ 1,130	$ 963

See accompanying notes.

Note 1—Nature of Business

Transocean Ltd. (together with its subsidiaries and predecessors, unless the context requires otherwise, "Transocean," the "Company," "we," "us" or "our") is a leading international provider of offshore contract drilling services for oil and gas wells. Our mobile offshore drilling fleet is considered one of the most modern and versatile fleets in the world. Specializing in technically demanding sectors of the offshore drilling business with a particular focus on deepwater and harsh environment drilling services, we contract our drilling rigs, related equipment and work crews predominantly on a dayrate basis to drill oil and gas wells. At December 31, 2010, we owned, had partial ownership interests in or operated 139 mobile offshore drilling units. As of this date, our fleet consisted of 47 High-Specification Floaters (Ultra-Deepwater, Deepwater and Harsh Environment semisubmersibles and drillships), 25 Midwater Floaters, 10 High-Specification Jackups, 54 Standard Jackups and three Other Rigs. We also have one Ultra-Deepwater Floater and three High-Specification Jackups under construction (see Note 9—Drilling Fleet and Note 25—Subsequent Events).

We also provide oil and gas drilling management services, drilling engineering and drilling project management services, and we participate in oil and gas exploration and production activities. We provide drilling management services through Applied Drilling Technology Inc., our wholly owned subsidiary, and through ADT International, a division of one of our U.K. subsidiaries (together, "ADTI"). ADTI conducts drilling management services primarily on either a dayrate or a completed-project, fixed-price (or "turnkey") basis. Oil and gas properties consist of exploration, development and production activities performed by Challenger Minerals Inc. and Challenger Minerals (North Sea) Limited (together, "CMI"), our oil and gas subsidiaries.

In December 2008, Transocean Ltd. completed a transaction pursuant to an Agreement and Plan of Merger among Transocean Ltd., Transocean Inc., which was our former parent holding company, and Transocean Cayman Ltd., a company organized under the laws of the Cayman Islands that was a wholly owned subsidiary of Transocean Ltd., pursuant to which Transocean Inc. merged by way of schemes of arrangement under Cayman Islands law with Transocean Cayman Ltd., with Transocean Inc. as the surviving company (the "Redomestication Transaction"). In the Redomestication Transaction, Transocean Ltd. issued one of its shares in exchange for each ordinary share of Transocean Inc. In addition, Transocean Ltd. issued 16 million of its shares to Transocean Inc. for future use to satisfy Transocean Ltd.'s obligations to deliver shares in connection with awards granted under our incentive plans or other rights to acquire shares of Transocean Ltd. (see Note 16—Shareholders' Equity). The Redomestication Transaction effectively changed the place of incorporation of our parent holding company from the Cayman Islands to Switzerland. As a result of the Redomestication Transaction, Transocean Inc. became a direct, wholly owned subsidiary of Transocean Ltd. In connection with the Redomestication Transaction, we relocated our principal executive offices to Vernier, Switzerland.

Note 2—Significant Accounting Policies

Accounting estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States ("U.S.") requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and assumptions, including those related to our allowance for doubtful accounts, materials and supplies obsolescence, property and equipment, investments, notes receivable, goodwill and other intangible assets, income taxes, share-based compensation, defined benefit pension plans and other postretirement benefits and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Fair value measurements—We estimate fair value at a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. Our valuation techniques require inputs that we categorize using a three-level hierarchy, from highest to lowest level of observable inputs, as follows: (1) unadjusted quoted prices for identical assets or liabilities in active markets ("Level 1"), (2) direct or indirect observable inputs, including quoted prices or other market data, for similar assets or liabilities in active markets or identical assets or liabilities in less active markets ("Level 2") and (3) unobservable inputs that require significant judgment for which there is little or no market data ("Level 3"). When multiple input levels are required for a valuation, we categorize the entire fair value measurement according to the lowest level of input that is significant to the measurement even though we may have also utilized significant inputs that are more readily observable.

Principles of consolidation—We consolidate entities in which we have a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate intercompany transactions and accounts in consolidation. We apply the equity method of accounting for investments in entities if we have the ability to exercise significant influence over an entity that (a) does not meet the variable interest entity criteria or (b) meets the variable interest entity criteria, but for which we are not deemed to be the primary beneficiary. We apply the cost method of accounting for investments in other entities if we do not have the ability to exercise significant influence over the unconsolidated affiliate. See Note 4—Variable Interest Entities.

Our investments in and advances to unconsolidated affiliates, recorded in other assets on our consolidated balance sheets, had carrying amounts of $19 million and $11 million at December 31, 2010 and 2009, respectively. We recognized equity in earnings of unconsolidated affiliates, recorded in other, net, on our consolidated statements of operations, in the amount of $8 million, $2 million and $2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Cash and cash equivalents—Cash equivalents are highly liquid debt instruments with original maturities of three months or less that may include time deposits with commercial banks that have high credit ratings, U.S. Treasury and government securities, Eurodollar time deposits, certificates of deposit and commercial paper. We may also invest excess funds in no-load, open-end, management investment trusts ("management trusts"). The management trusts invest exclusively in high-quality money market instruments.

Allowance for doubtful accounts—We establish an allowance for doubtful accounts on a case-by-case basis, considering changes in the financial position of a major customer, when we believe the required payment of specific amounts owed is unlikely to occur. We derive a majority of our revenues from services to international oil companies and government-owned or government-controlled oil companies. We evaluate the credit quality of our customers on an ongoing basis, and we do not generally require collateral or other security to support customer receivables. The allowance for doubtful accounts was $38 million and $65 million at December 31, 2010 and 2009, respectively.

Materials and supplies—Materials and supplies are carried at average cost less an allowance for obsolescence. The allowance for obsolescence was $70 million and $66 million at December 31, 2010 and 2009, respectively.

Property and equipment—Property and equipment, consisting primarily of offshore drilling rigs and related equipment, represented approximately 58 percent of our total assets at December 31, 2010. The carrying amounts of these assets are based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values of our rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. We compute depreciation using the straight-line method after allowing for salvage values. We capitalize expenditures for renewals, replacements and improvements, and we expense maintenance and repair costs as incurred. Upon sale or other disposition of an asset, we recognize a net gain or loss on disposal of the asset, which is measured as the difference between the net carrying amount of the asset and the net proceeds received.

Estimated original useful lives of our drilling units range from 18 to 35 years, buildings and improvements from 10 to 30 years and machinery and equipment from four to 12 years. From time to time, we may review the estimated remaining useful lives of our drilling units, and we may extend the useful life when events and circumstances indicate a drilling unit can operate beyond its remaining useful life. During 2010, we adjusted the useful lives for five rigs, extending the estimated useful lives from between 20 and 36 years to between 25 and 39 years. During 2009, we adjusted the useful lives for 10 rigs, extending the estimated useful lives from between 30 and 35 years to between 33 and 50 years. During 2008, we adjusted the useful lives for five rigs, extending the estimated useful lives from between 30 and 35 years to between 34 and 50 years. We deemed the life extensions appropriate for each of these rigs based on the respective contracts under which the rigs were operating and the additional life-extending work, upgrades and inspections we performed on the rigs. For each of the years ended December 31, 2010, 2009 and 2008, the changes in estimated useful lives of these rigs resulted in a reduction in depreciation expense of $23 million ($0.07 per diluted share), $23 million ($0.07 per diluted share) and $6 million ($0.02 per diluted share), respectively, which had no tax effect for any period.

During 2008, we also adjusted the useful lives for four rigs that we acquired through a merger transaction (the "Merger") with GlobalSantaFe Corporation ("GlobalSantaFe"), reducing the estimated useful lives from between eight and 16 years to between three and nine years. We determined the appropriate useful lives for each of these rigs based on our review of technical specifications of the rigs and comparisons to the remaining useful lives of comparable rigs in our fleet. In 2008, the change in estimated useful life of these rigs resulted in an increase in depreciation expense of $46 million ($0.14 per diluted share), which had no tax effect. See Note 9—Drilling Fleet.

Assets held for sale—We classify an asset as held for sale when the facts and circumstances meet the criteria for such classification, including the following: (a) we have committed to a plan to sell the asset, (b) the asset is available for immediate sale, (c) we have initiated actions to complete the sale, including locating a buyer, (d) the sale is expected to be completed within one year, (e) the asset is being actively marketed at a price that is reasonable relative to its fair value, and (f) the plan to sell is unlikely to be subject to significant changes or termination. At December 31, 2010, assets held for sale were less than $1 million. At December 31, 2009, we had assets held for sale, included in current assets, in the amount of $186 million. See Note 9—Drilling Fleet and Note 25—Subsequent Events.

Long-lived assets and definite-lived intangible assets—We review the carrying amounts of long-lived assets and definite-lived intangible assets, principally property and equipment and a drilling management services customer relationships intangible asset, for potential impairment when events occur or circumstances change that indicate that the carrying value of such assets may not be recoverable.

For assets classified as held and used, we determine recoverability by evaluating the undiscounted estimated future net cash flows, based on projected dayrates and utilization, of the asset group under review. We consider our asset groups to be Ultra-Deepwater Floaters, Deepwater Floaters, Harsh Environment Floaters, Midwater Floaters, High-Specification Jackups, Standard Jackups and Other Rigs. When an impairment of one or more of our asset groups is indicated, we measure the impairment as the amount to which the asset group's carrying amount exceeds its fair value. We measure the fair values of our contract drilling asset groups by applying a combination of income and market approaches, using projected discounted cash flows and estimates of the exchange price that would be received for the assets in the principal or most advantageous market for the assets in an orderly transaction between market participants as of the measurement date. For our drilling management services customer relationships asset, we estimate fair value using the excess earnings method, which applies the income approach. For an asset classified as held for sale, we consider the asset to be impaired to the extent its carrying amount exceeds fair value less cost to sell.

In the years ended December 31, 2010, 2009 and 2008, respectively, we concluded that our Standard Jackup asset group, customer relationships intangible asset and our assets held for sale were impaired. See Note 5—Impairments and Note 10—Goodwill and Other Intangible Assets.

Goodwill and other indefinite-lived intangible assets—We conduct impairment testing for our goodwill and other indefinite-lived intangible assets annually as of October 1 and more frequently, on an interim basis, when an event occurs or circumstances change that may indicate a reduction in the fair value of a reporting unit or the indefinite-lived intangible asset is below its carrying value.

We test goodwill at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. We have identified three reporting units for this purpose: (1) contract drilling services, (2) drilling management services and (3) oil and gas properties. We test goodwill for impairment by comparing the carrying amount of the reporting unit, including goodwill, to the fair value of the reporting unit.

For our contract drilling services reporting unit, we estimate fair value using projected discounted cash flows, publicly traded company multiples and acquisition multiples. To develop the projected cash flows associated with our contract drilling services reporting unit, which are based on estimated future dayrates and utilization, we consider key factors that include assumptions regarding future commodity prices, credit market conditions and the effect these factors may have on our contract drilling operations and the capital expenditure budgets of our customers. We discount the projected cash flows using a long-term weighted-average cost of capital, which is based on our estimate of the investment returns that market participants would require for each of our reporting units. We derive publicly traded company multiples for companies with operations similar to our reporting units using observable information related to shares traded on stock exchanges and, when available, observable information related to recent acquisitions. If the reporting unit's carrying amount exceeds its fair value, we consider goodwill impaired and perform a second step to measure the amount of the impairment loss, if any. As a result of our annual impairment testing in each of the years ended December 31, 2010 and 2009, we concluded that goodwill was not impaired. As a result of our interim impairment testing in the year ended December 31, 2010, we concluded that the goodwill associated with our oil and gas properties reporting unit was impaired. As a result of our annual impairment testing in the year ended December 31, 2008, we concluded that the goodwill associated with our drilling management services reporting unit was impaired. See Note 5—Impairments and Note 10—Goodwill and Other Intangible Assets.

For our trade name intangible asset, which we have identified as indefinite-lived, we estimate fair value using the relief from royalty method, which applies the income approach. As a result of our annual impairment testing in the year ended December 31, 2010, we concluded that the trade name intangible asset for our drilling management services reporting unit was not impaired. As a result of interim impairment testing in the year ended December 31, 2009 and as a result of our annual impairment testing in the year ended December 31, 2008, we concluded that the trade name intangible asset for our drilling management services reporting unit was impaired. See Note 5—Impairments and Note 10—Goodwill and Other Intangible Assets.

Contingent liabilities—We establish liabilities for estimated loss contingencies when we believe a loss is probable and the amount of the probable loss can be reasonably estimated. Once established, we adjust the carrying amount of a contingent liability upon the occurrence of a recognizable event when facts and circumstances change, altering our previous assumptions with respect to the likelihood or amount of loss. See Note 14—Commitments and Contingencies.

Operating revenues and expenses—We recognize operating revenues as they are earned, based on contractual daily rates or on a fixed-price basis. In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to rigs. In connection with new drilling contracts, revenues earned and incremental costs incurred directly related to contract preparation and mobilization are deferred and recognized over the primary contract term of the drilling project using the straight-line method. Our policy to amortize the fees related to contract preparation, mobilization and capital upgrades on a straight-line basis over the estimated firm period of drilling is consistent with the general pace of activity, level of services being provided and dayrates being earned over the life of the contract. For contractual daily rate contracts, we account for loss contracts as the losses are incurred. Costs of relocating drilling units without contracts to more promising market areas are expensed as incurred. Upon completion of drilling contracts, any demobilization fees received are reported in income, as are any related expenses. Capital upgrade revenues received are deferred and recognized over the primary contract term of the drilling project. The actual cost incurred for the capital upgrade is depreciated over the estimated useful life of the asset. We incur periodic survey and drydock costs in connection with obtaining regulatory certification to operate our rigs on an ongoing basis. Costs associated with these certifications are deferred and amortized on a straight-line basis over the period until the next survey.

Contract drilling intangible revenues—In connection with the Merger, we acquired drilling contracts for future contract drilling services of GlobalSantaFe. The terms of these contracts include fixed dayrates that were above or below the market dayrates available for similar contracts as of the date of the Merger. We recognized the fair value adjustments as contract intangible assets and liabilities, recorded in other assets and other long-term liabilities, respectively. We amortize the resulting contract drilling intangible revenues on a straight-line basis over the respective contract period. During the years ended December 31, 2010, 2009 and 2008, we recognized contract intangible revenues of $98 million, $281 million and $690 million, respectively. See Note 10—Goodwill and Other Intangible Assets.

Other revenues—Our other revenues represent those derived from drilling management services, integrated services, oil and gas properties, and customer reimbursable revenues. For fixed-price contracts associated with our drilling management services, we recognize revenues and expenses upon well completion and customer acceptance, and we recognize loss provisions on contracts in progress when losses are anticipated. We refer to integrated services as those services we provide through contractors and our employees under certain contracts that include well and logistics services in addition to our normal drilling services. We consider customer reimbursable revenues to be billings to our customers for reimbursement of certain equipment, materials and supplies, third-party services, employee bonuses and other expenses that we recognize in operating and maintenance expense, the result of which has little or no effect on operating income.

Share-based compensation—For time-based awards, we recognize compensation expense on a straight-line basis through the date the employee is no longer required to provide service to earn the award (the "service period"). For market-based awards that vest at the end of the service period, we recognize compensation expense on a straight-line basis through the end of the service period. For performance-based awards with graded vesting conditions, we recognize compensation expense on a straight-line basis over the service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. Share-based compensation expense is recognized, net of a forfeiture rate, estimated at the time of grant based on historical experience and adjusted, if necessary, in subsequent periods based on actual forfeitures.

To measure the fair values of time-based restricted shares and deferred units granted or modified, we use the market price of our shares on the grant date or modification date. To measure the fair values of stock options and stock appreciation rights ("SARs") granted or modified, we use the Black-Scholes-Merton option-pricing model and apply assumptions for the expected life, risk-free interest rate, dividend yield and expected volatility. The expected life is based on historical information of past employee behavior regarding exercises and forfeitures of options. The risk-free interest rate is based upon the published U.S. Treasury yield curve in effect at the time of grant or modification for instruments with a similar life. The dividend yield is based on our history and expectation of dividend payouts. The expected volatility is based on a blended rate with an equal weighting of the (a) historical volatility based on historical data for an amount of time approximately equal to the expected life and (b) implied volatility derived from our at-the-money long-dated call options. To measure the fair values of market-based deferred units granted or modified, we use a Monte Carlo simulation model and, in addition to the assumptions applied for the Black-Scholes-Merton option-pricing model, we apply assumptions using a risk neutral model and an average price at the performance start date. The risk neutral model assumes that all peer group stocks grow at the risk-free rate. The average price at the performance start date is based on the average stock price for the preceding 30 trading days.

We recognize share-based compensation expense in the same financial statement line item as cash compensation paid to the respective employees. Tax deduction benefits for awards in excess of recognized compensation costs are reported as a financing cash flow. Share-based compensation expense was $102 million, $81 million and $64 million in the years ended December 31, 2010, 2009 and 2008, respectively. Income tax benefit on share-based compensation expense was $10 million, $8 million, and $8 million in the years ended December 31, 2010, 2009 and 2008, respectively. See Note 17—Share-Based Compensation Plans.

Pension and other postretirement benefits—We use a measurement date of January 1 for determining net periodic benefit costs and December 31 for determining benefit obligations and the fair value of plan assets. We determine our net periodic benefit costs based on a market-related valuation of assets that reduces year-to-year volatility by recognizing investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are measured as the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

The obligations and related costs for our defined benefit pension and other postretirement benefit plans, retiree life insurance and medical benefits, are actuarially determined by applying assumptions, including long-term rate of return on plan assets, discount rates, compensation increases, employee turnover rates and health care cost trend rates. The two most critical assumptions are the long-term rate of return on plan assets and the discount rate.

For the long-term rate of return, we develop our assumptions regarding the expected rate of return on plan assets based on historical experience and projected long-term investment returns, which are weighted to consider each plan's target asset allocation. For the discount rate, we base our assumptions on a yield curve approach using Aa-rated corporate bonds and the expected timing of future benefit payments. For the projected compensation trend rate, we consider short-term and long-term compensation expectations for participants, including salary increases and performance bonus payments. For the health care cost trend rate for other postretirement benefits, we establish our assumptions for health care cost trends, applying an initial trend rate that reflects both our recent historical experience and broader national statistics with an ultimate trend rate that assumes that the portion of gross domestic product devoted to health care eventually becomes constant.

Pension and other postretirement benefit plan obligations represented an aggregate liability in the amount of their net underfunded status of $469 million and $514 million, at December 31, 2010 and 2009, respectively. Net periodic benefit costs were $91 million, $87 million and $47 million for the years ended December 31, 2010, 2009 and 2008, respectively. See Note 13—Postemployment Benefit Plans.

Capitalized interest—We capitalize interest costs for qualifying construction and upgrade projects. We capitalized interest costs on construction work in progress of $89 million, $182 million and 147 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Derivatives and hedging—From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to variability in foreign exchange rates and interest rates. We record derivatives on our consolidated balance sheet, measured at fair value. For derivatives that do not qualify for hedge accounting, we recognize the gains and losses associated with changes in the fair value in current period earnings. See Note 12—Derivatives and Hedging and Note 20—Financial Instruments and Risk Concentration.

We may enter into cash flow hedges to manage our exposure to variability of the expected future cash flows of recognized assets or liabilities or of unrecognized forecasted transactions. For a derivative that is designated and qualifies as a cash flow hedge, we initially recognize the effective portion of the gains or losses in other comprehensive income and subsequently recognize the gains and losses in earnings in the period in which the hedged forecasted transaction affects earnings. We recognize the gains and losses associated with the ineffective portion of the hedges in interest expense in the period in which they are realized.

We may enter into fair value hedges to manage our exposure to changes in fair value of recognized assets or liabilities, such as fixed-rate debt, or of unrecognized firm commitments. For a derivative that is designated and qualifies as a fair value hedge, we simultaneously recognize in current period earnings the gains or losses on the derivative along with the offsetting losses or gains on the hedged item attributable to the hedged risk. The resulting ineffective portion, which is measured as the difference between the change in fair value of the derivative and the hedged item, is recognized in current period earnings.

Foreign currency—The majority of our revenues and expenditures are denominated in U.S. dollars to limit our exposure to foreign currency fluctuations, resulting in the use of the U.S. dollar as the functional currency for all of our operations. Foreign currency exchange gains and losses are primarily included in other income (expense) as incurred. We had a net foreign currency exchange gain of less than $1 million for the year ended December 31, 2010. We had net foreign currency exchange losses of $34 million and $3 million for the years ended December 31, 2009 and 2008, respectively.

Income taxes—We provide for income taxes based upon the tax laws and rates in effect in the countries in which operations are conducted and income is earned. There is little or no expected relationship between the provision for or benefit from income taxes and income or loss before income taxes because the countries in which we operate have taxation regimes that vary not only with respect to nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year.

We recognize deferred tax assets and liabilities for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable jurisdictional tax rates in effect at year end. We record a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. We provide a valuation allowance to offset deferred tax assets for net operating losses ("NOL") incurred during the year in certain jurisdictions and for other deferred tax assets where, in our opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. We provide a valuation allowance for foreign tax credit carryforwards to reflect the possible expiration of these benefits prior to their utilization.

We maintain liabilities for estimated tax exposures in our jurisdictions of operation, and the provisions and benefits resulting from changes to those liabilities are included in our annual tax provision along with related interest and penalties. Tax exposure items include potential challenges to permanent establishment positions, intercompany pricing, disposition transactions, and withholding tax rates and their applicability. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means, but can also be affected by changes in applicable tax law or other factors, which could cause us to revise past estimates. See Note 6—Income Taxes.

Reclassifications—We have made certain reclassifications to prior period amounts to conform with the current year's presentation. These reclassifications did not have a material effect on our consolidated statement of financial position, results of operations or cash flows.

Subsequent events—We evaluate subsequent events through the time of our filing on the date we issue our financial statements. See Note 25—Subsequent Events.

Note 3—New Accounting Pronouncements

Recently Adopted Accounting Standards

Consolidation—Effective January 1, 2010, we adopted the accounting standards update that requires enhanced transparency of our involvement with variable interest entities, which (a) amends certain guidance for determining whether an enterprise is a variable interest entity, (b) requires a qualitative rather than a quantitative analysis to determine the primary beneficiary, and (c) requires continuous assessments of whether an enterprise is the primary beneficiary of a variable interest entity. We evaluated these requirements, particularly with regard to our interests in Transocean Pacific Drilling Inc. ("TPDI") and Angola Deepwater Drilling Company Limited ("ADDCL") and our adoption did not have a material effect on our consolidated statement of financial position, results of operations or cash flows. See Note 4—Variable Interest Entities.

Fair value measurements and disclosures—Effective January 1, 2010, we adopted the effective provisions of the accounting standards update that clarifies existing disclosure requirements and introduces additional disclosure requirements for fair value measurements. The update requires entities to disclose the amounts of and reasons for significant transfers between Level 1 and Level 2, the reasons for any transfers into or out of Level 3, and information about recurring Level 3 measurements of purchases, sales, issuances and settlements on a gross basis. The update also clarifies that entities must provide (a) fair value measurement disclosures for each class of assets and liabilities and (b) information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. We have applied the effective provisions of this accounting standards update in preparing the disclosures in our notes to consolidated financial statements and our adoption did not have a material effect on such disclosures. See Note 2—Significant Accounting Policies.

Subsequent events—Effective for financial statements issued after February 2010, we adopted the accounting standards update regarding subsequent events, which clarifies that U.S. Securities and Exchange Commission ("SEC") filers are not required to disclose the date through which management evaluated subsequent events in the financial statements. Our adoption did not have a material effect on the disclosures contained within our notes to consolidated financial statements. See Note 2—Significant Accounting Policies.

Recently Issued Accounting Standards

Fair value measurements and disclosures—Effective January 1, 2011, we will adopt the remaining provisions of the accounting standards update that clarifies existing disclosure requirements and introduces additional disclosure requirements for fair value measurements. The update requires entities to separately disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis. The update is effective for interim and annual periods beginning after December 15, 2010. We do not expect that our adoption will have a material effect on the disclosures contained in our notes to consolidated financial statements.

Note 4—Variable Interest Entities

Consolidated variable interest entities—TPDI and ADDCL, joint venture companies in which we hold interests, were formed to own and operate certain ultra-deepwater drillships. We have determined that each of these joint venture companies meets the criteria of a variable interest entity for accounting purposes because their equity at risk is insufficient to permit them to carry on their activities without additional subordinated financial support from us. We have also determined, in each case, that we are the primary beneficiary for accounting purposes since (a) we have the power to direct the construction, marketing and operating activities, which are the activities that most significantly impact each entity's economic performance, and (b) we have the obligation to absorb a majority of the losses or the right to receive a majority of the benefits that could be potentially significant to the variable interest entity. As a result, we consolidate TPDI and ADDCL in our consolidated financial statements, we eliminate intercompany transactions, and we present the interests that are not owned by us as noncontrolling interest on our consolidated balance sheets. The carrying amounts associated with these joint venture companies, after eliminating the effect of intercompany transactions, were as follows (in millions):

	December 31, 2010			December 31, 2009		
	Assets	Liabilities	Net carrying amount	Assets	Liabilities	Net carrying amount
Variable interest entity						
TPDI	$ 1,598	$ 763	$ 835	$ 1,500	$ 763	$ 737
ADDCL	864	345	519	582	482	100
Total	$ 2,462	$ 1,108	$ 1,354	$ 2,082	$ 1,245	$ 837

At December 31, 2010 and 2009, the aggregate carrying amount of assets of our consolidated variable interest entities that were pledged as security for the outstanding debt of our consolidated variable interest entities was $2,191 million and $1,975 million, respectively. See Note 11—Debt.

Pacific Drilling Limited ("Pacific Drilling"), a Liberian company, owns the 50 percent interest in TPDI that is not owned by us, and we present its interest in TPDI as noncontrolling interest on our consolidated balance sheets. Beginning on October 18, 2010, Pacific

Drilling had the unilateral right to exchange its interest in TPDI for our shares or cash, at its election, at an amount based on an appraisal of the fair value of the drillships, subject to certain adjustments. Accordingly, when this option became exercisable, we reclassified the carrying amount of Pacific Drilling's interest from permanent equity to temporary equity, located between liabilities and equity on our consolidated balance sheets, since the event that gives rise to a potential redemption of the noncontrolling interest is not within our control. See Note 15—Redeemable Noncontrolling Interest.

Unconsolidated variable interest entities—In January 2010, we completed the sale of two Midwater Floaters, *GSF Arctic II* and *GSF Arctic IV*, to subsidiaries of Awilco Drilling Limited ("ADL"), a U.K. company (see Note 9—Drilling Fleet). We have determined that ADL meets the criteria of a variable interest entity for accounting purposes because its equity at risk is insufficient to permit it to carry on its activities without additional subordinated financial support. We have also determined that we are not the primary beneficiary for accounting purposes since, although we hold a significant financial interest in the variable interest entity and have the obligation to absorb losses or receive benefits that could be potentially significant to the variable interest entity, we do not have the power to direct the marketing and operating activities, which are the activities that most significantly impact the entity's economic performance.

In connection with the sale, we received net cash proceeds of $38 million and non-cash proceeds in the form of two notes receivable in the aggregate amount of $165 million. The notes receivable, which are secured by the drilling units, have stated interest rates of 9 percent and are payable in scheduled quarterly installments of principal and interest through maturity in January 2015 (see Note 19—Fair Values of Financial Instruments). We have also committed to provide ADL with a working capital loan, which is also secured by the drilling units, with a maximum borrowing amount of $35 million. Additionally, we operated *GSF Arctic IV* under a short-term bareboat charter with ADL, until November 2010. We evaluate the credit quality and financial condition of ADL quarterly. At December 31, 2010, the notes receivable and working capital loan receivable had no amounts past due and had aggregate carrying amounts of $109 million and $6 million, respectively.

Note 5—Impairments

Long-lived assets—During the year ended December 31, 2010, we determined that the Standard Jackup asset group in our contract drilling services reporting unit was impaired due to projected declines in dayrates and utilization. We measured the fair value of this asset group by applying a combination of income and market approaches, using projected discounted cash flows and estimates of the exchange price that would be received for the assets in the principal or most advantageous market for the assets in an orderly transaction between market participants as of the measurement date. Our valuation utilized the projection of the future performance of the asset group based on unobservable inputs that require significant judgment for which there is little or no market data, including assumptions regarding long-term projections for future revenues and costs, dayrates, rig utilization and idle time. As a result, we determined that the carrying amount of the Standard Jackup asset group exceeded its fair value, and we recognized a loss on impairment of long-lived assets in the amount of $1.0 billion ($3.15 per diluted share), which had no tax effect, during the year ended December 31, 2010.

Goodwill and other indefinite-lived intangible assets—As a result of interim impairment testing in the year ended December 31, 2010, we determined that the goodwill associated with our oil and gas properties reporting unit was impaired. Accordingly, we recognized a loss on impairment of the full carrying amount of the goodwill associated with the reporting unit in the amount of $2 million ($0.01 per diluted share), which had no tax effect. As a result of our annual impairment testing in the year ended December 31, 2008, we determined that the goodwill associated with our drilling management services reporting unit was impaired. Accordingly, we recognized a loss on impairment of the full carrying amount of goodwill associated with this reporting unit in the amount of $176 million ($0.55 per diluted share), which had no tax effect.

During the years ended December 31, 2009 and 2008, we determined that the trade name intangible asset associated with our drilling management services reporting unit was impaired due to market conditions resulting from the global economic downturn and continued pressure on commodity prices. We estimated the fair value of the trade name intangible asset using the relief from royalty method, a valuation methodology that applies the income approach. Our valuation required us to project the future performance of the drilling management services reporting unit based on unobservable inputs that require significant judgment for which there is little or no market data, including assumptions for future commodity prices, projected demand for our services, rig availability and dayrates. As a result of our evaluations in each of the years ended December 31, 2009 and 2008, we determined that the carrying amount of the trade name intangible asset exceeded its fair value, and we recognized a loss on impairment of $6 million ($0.02 per diluted share, which had no tax effect) and $31 million ($20 million or $0.06 per diluted share, net of tax), respectively. The carrying amount of the trade name intangible asset, recorded in other assets on our consolidated balance sheets, was $39 million at both December 31, 2010 and December 31, 2009.

Definite-lived intangible assets—During the years ended December 31, 2009 and 2008, we determined that the customer relationships intangible asset associated with our drilling management services reporting unit was impaired due to market conditions resulting from the global economic downturn and continued pressure on commodity prices. We estimated the fair value of the customer relationships intangible asset using the multiperiod excess earnings method, a valuation methodology that applies the income approach. Our valuation required us to project the future performance of the drilling management services reporting unit based on unobservable inputs that require significant judgment for which there is little or no market data, including assumptions for future commodity prices, projected demand for our services, rig availability and dayrates. As a result of our evaluations in each of the years ended December 31, 2009 and 2008, we determined that the carrying amount of the customer relationships intangible asset exceeded its fair value and recognized a loss on impairment of $49 million ($0.15 per diluted share, which had no tax effect) and $16 million ($11 million or $0.04 per diluted share, net of tax), respectively. There was no impairment for the year ended December 31, 2010. The carrying amount of the customer relationships intangible asset, recorded in other assets on our consolidated balance sheets was $59 million and $64 million at December 31, 2010 and 2009, respectively.

Assets held for sale—During the years ended December 31, 2009 and 2008, we determined that *GSF Arctic II* and *GSF Arctic IV*, both classified as assets held for sale, were impaired due to the global economic downturn and pressure on commodity prices, both of which had an adverse effect on our industry. We estimated the fair values of these rigs based on an exchange price that would be received for the assets in the principal or most advantageous market for the assets in an orderly transaction between market participants as of the measurement date and considering our undertakings to the Office of Fair Trading in the U.K. ("OFT") that required the sale of the rigs with certain limitations and in a limited amount of time. We based our estimates on unobservable inputs that require significant judgment, for which there is little or no market data, including non-binding price quotes from unaffiliated parties, considering the then-current market conditions and restrictions imposed by the OFT. For each of the years ended December 31, 2009 and 2008, as a result of our evaluation, we recognized a loss on impairment of $279 million ($0.87 per diluted share) and $97 million ($0.30 per diluted share), respectively, which had no tax effect. The carrying amount of assets held for sale was $186 million at December 31, 2009, and these assets were sold in the year ended December 31, 2010. See Note 9—Drilling Fleet.

Note 6—Income Taxes

Tax Provision—Transocean Ltd., a holding company and Swiss resident, is exempt from cantonal and communal income tax in Switzerland, but is subject to Swiss federal income tax. At the federal level, qualifying net dividend income and net capital gains on the sale of qualifying investments in subsidiaries are exempt from Swiss federal income tax. Consequently, Transocean Ltd. expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be exempt from Swiss federal income tax.

We conduct operations through our various subsidiaries in a number of countries throughout the world, all of which have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Our provision for income taxes is based on the tax laws and rates applicable in the jurisdictions in which we operate and earn income. There is little to no expected relationship between the provision for or benefit from income taxes and income or loss before income taxes considering, among other factors, (a) changes in the blend of income that is taxed based on gross revenues versus income before taxes, (b) rig movements between taxing jurisdictions and (c) our rig operating structures.

The components of our provision (benefit) for income taxes were as follows (in millions):

	Years ended December 31,		
	2010	2009	2008
Current tax expense	$ 456	$ 741	$ 735
Deferred tax expense (benefit)	(145)	13	8
Income tax expense	$ 311	$ 754	$ 743
Effective tax rate	23.9 %	19.2 %	15.6 %

We are subject to changes in tax laws, treaties and regulations in and between the countries in which we operate, or in which we are incorporated or resident. A material change in these tax laws, treaties or regulations could result in a higher or lower effective tax rate on our worldwide earnings.

A reconciliation of the differences between our income tax expense computed at the Swiss holding company statutory rate of 7.83 percent and our reported provision for income taxes for the years ended December 31, 2010 and 2009, was as follows (in millions):

	Years ended December 31,	
	2010	2009
Income tax expense at the federal statutory rate	$ 102	$ 307
Taxes on earnings subject to rates greater than the Swiss rate	89	321
Taxes on impairment loss subject to rates less than the Swiss rate	79	—
Changes in unrecognized tax benefits	71	135
Change in valuation allowance	(4)	46
Benefit from foreign tax credits	(23)	(49)
Other, net	(3)	(6)
Income tax expense	$ 311	$ 754

For the year ended December 31, 2008, our parent holding company was a Cayman Islands company and our earnings were not subject to income tax in the Cayman Islands because the country does not levy tax on corporate income. As a result, we have not presented a reconciliation of the differences between the income tax provision computed at the statutory rate and the reported provision for income taxes for this period.

The significant components of our deferred tax assets and liabilities were as follows (in millions):

	December 31,	
	2010	2009
Deferred tax assets		
Drilling contract intangibles	$ 6	$ 14
Net operating loss carryforwards	114	135
Tax credit carryforwards	29	29
Accrued payroll expenses not currently deductible	72	74
Deferred income	84	74
Other	61	29
Valuation allowance	(94)	(98)
Total deferred tax assets	272	257
Deferred tax liabilities		
Depreciation and amortization	(699)	(834)
Drilling management services intangibles	(26)	(27)
Other	(26)	(18)
Total deferred tax liabilities	(751)	(879)
Net deferred tax liabilities	$ (479)	$ (622)

Our deferred tax assets include U.S. foreign tax credit carryforwards of $29 million, which will expire between 2015 and 2020. Deferred tax assets related to our NOLs were generated in various worldwide tax jurisdictions. The tax effect of our Brazilian NOLs, which do not expire, was $53 million and $59 million at December 31, 2010 and 2009, respectively. On December 31, 2009, our unrecognized U.S. capital loss carryforward expired. We did not recognize a deferred tax asset for the capital loss carryforward, as it was not probable that we would realize the benefit of this tax attribute. Our operations do not normally generate capital gain income, which is the only type of income that may be offset by capital losses. Certain activities related to the TODCO tax sharing agreement also serve to increase or decrease the capital loss carryforward.

For the year ended December 31, 2010, the valuation allowance against our non-current deferred tax assets did not change significantly. For the year ended December 31, 2009, the valuation allowance against our non-current deferred tax assets increased from $52 million to $98 million, resulting primarily from reassessments of valuation allowances, as well as the corresponding NOLs associated with our Brazil operations.

Our deferred tax liabilities include taxes related to the earnings of certain subsidiaries that are not permanently reinvested or that will not be permanently reinvested in the future. Should our expectations change regarding future tax consequences, we may be required to record additional deferred taxes that could have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

We consider the earnings of certain of our subsidiaries to be indefinitely reinvested. As such, we have not provided for taxes on these unremitted earnings. Should we make a distribution from the unremitted earnings of these subsidiaries, we would be subject to taxes payable to various jurisdictions. At December 31, 2010, the amount of indefinitely reinvested earnings was approximately $2.0 billion. If all of these indefinitely reinvested earnings were distributed, we would be subject to estimated taxes of $150 million to $200 million.

Tax returns—We file federal and local tax returns in several jurisdictions throughout the world. With few exceptions, we are no longer subject to examinations of our U.S. and non-U.S. tax matters for years prior to 1999. For the years ended December 31, 2010 and December 31, 2009, the amount of current tax benefit recognized from the settlement of disputes with tax authorities and from the expiration of statutes of limitations was insignificant.

Our tax returns in the other major jurisdictions in which we operate are generally subject to examination for periods ranging from three to six years. We have agreed to extensions beyond the general examination periods in four major jurisdictions for up to 16 years. Tax authorities in certain jurisdictions are examining our tax returns and in some cases have issued assessments. We are defending our tax positions in those jurisdictions. While we cannot predict or provide assurance as to the final outcome of these proceedings, we do not expect the ultimate liability to have a material adverse effect on our consolidated statement of financial position, or results of operations, although it may have a material adverse effect on our consolidated cash flows.

The following is a reconciliation of our unrecognized tax benefits, excluding interest and penalties (in millions):

	Years ended December 31,		
	2010	2009	2008
Balance, beginning of period	$ 460	$ 372	$ 299
Additions for current year tax positions	46	64	46
Additions for prior year tax positions	9	62	67
Reductions for prior year tax positions	(11)	(22)	(36)
Settlements	(17)	(3)	(3)
Reductions related to statute of limitation expirations	(2)	(13)	(1)
Balance, end of period	$ 485	$ 460	$ 372

The liabilities related to our unrecognized tax benefits, including related interest and penalties that we recognize as a component of income tax expense, were as follows (in millions):

	December 31,	
	2010	2009
Unrecognized tax benefits, excluding interest and penalties	$ 485	$ 460
Interest and penalties	235	200
Unrecognized tax benefits, including interest and penalties	$ 720	$ 660

For the years ended December 31, 2010, 2009 and 2008, we recognized interest and penalties related to our unrecognized tax benefits, recorded as a component of income tax expense, in the amount of $35 million, $51 million and $24 million, respectively. If recognized, $693 million of our unrecognized tax benefits, including interest and penalties, as of December 31, 2010, would favorably impact our effective tax rate.

It is reasonably possible that our existing liabilities for unrecognized tax benefits may increase or decrease in the year ending December 31, 2011 primarily due to the progression of open audits or the expiration of statutes of limitation. However, we cannot reasonably estimate a range of potential changes in our existing liabilities for unrecognized tax benefits due to various uncertainties, such as the unresolved nature of various audits.

Tax positions—With respect to our 2004 and 2005 U.S. federal income tax returns, the U.S. tax authorities have withdrawn all of their previously proposed tax adjustments, except a claim regarding transfer pricing for certain charters of drilling rigs between our subsidiaries, resulting in a total proposed adjustment of approximately $79 million, excluding interest. We believe an unfavorable outcome on this assessment with respect to 2004 and 2005 activities would not result in a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. Although we believe the transfer pricing for these charters is materially correct, we have been unable to reach a resolution with the tax authorities. In August 2010, we filed a petition with the U.S. Tax Court to resolve this issue.

In May 2010, we received an assessment from the U.S. tax authorities related to our 2006 and 2007 U.S. federal income tax returns. In July 2010, we filed a protest letter with the U.S. tax authorities covering this assessment. The significant issues raised in the assessment relate to transfer pricing for certain charters of drilling rigs between our subsidiaries and the creation of intangible assets resulting from the performance of engineering services between our subsidiaries. These two items would result in net adjustments of approximately $278 million of additional taxes, excluding interest. An unfavorable outcome on these adjustments could result in a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. We believe our returns are materially correct as filed, and we intend to continue to vigorously defend against all such claims.

In addition, the May 2010 assessment included adjustments related to a series of restructuring transactions that occurred between 2001 and 2004. These restructuring transactions impacted our basis in our former subsidiary TODCO, which we disposed of in 2004 and 2005. The authorities are disputing the amount of capital losses that resulted from the disposition of TODCO. We utilized a portion of the capital losses to offset capital gains on our 2006, 2007, 2008 and 2009 tax returns. The majority of the capital losses were unutilized and expired on December 31, 2009. The adjustments would also impact the amount of certain net operating losses and other carryovers into 2006 and later years. The authorities are also contesting the characterization of certain amounts of income received in 2006 and 2007 as capital gain and thus the availability of the capital gain for offset by the capital loss. These claims with respect to our U.S. federal income tax returns for 2006 through 2009 could result in net tax adjustments of approximately $295 million. An unfavorable outcome on these potential adjustments could result in a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. We believe that our tax returns are materially correct as filed, and we intend to vigorously defend against any potential claims.

The May 2010 assessment also included certain claims with respect to withholding taxes and certain other items resulting in net tax adjustments of approximately $166 million, exclusive of interest. In addition, the tax authorities assessed penalties associated with the various tax adjustments in the aggregate amount of approximately $92 million, exclusive of interest. We believe that our tax returns are materially correct as filed, and we intend to vigorously defend against any potential claims.

Norwegian civil tax and criminal authorities are investigating various transactions undertaken by our subsidiaries in 2001 and 2002 as well as the actions of certain of our former external advisors on these transactions. The authorities issued tax assessments of (a) approximately $268 million plus interest, related to certain restructuring transactions, (b) approximately $117 million plus interest, related to the migration of a subsidiary that was previously subject to tax in Norway, (c) approximately $71 million plus interest, related to a 2001 dividend payment and (d) approximately $7 million plus interest, related to certain foreign exchange deductions and dividend withholding tax. We have filed or expect to file appeals to these tax assessments. We may be required to provide some form of financial security, in an amount up to $1.0 billion, including interest and penalties, for these assessed amounts as this dispute is appealed and addressed by the Norwegian courts. The authorities have indicated that they plan to seek penalties of 60 percent on all matters. For these matters, we believe our returns are materially correct as filed, and we have and will continue to respond to all information requests from the Norwegian authorities. We intend to vigorously contest any assertions by the Norwegian authorities in connection with the various transactions being investigated. An unfavorable outcome on these Norwegian civil tax matters could result in a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. While we cannot predict or provide assurance as to the final outcome of these proceedings, we do not expect the ultimate resolution of these matters to have a material adverse effect on our consolidated statement of financial position or results of operations, although it may have a material adverse effect on our consolidated cash flows.

The Norwegian authorities issued notification of criminal charges against Transocean Ltd. and certain of its subsidiaries related to disclosures included in one of our Norwegian tax returns. This notification, however, does not itself constitute an indictment under Norwegian law nor does it initiate legal proceedings but represents a formal expression of suspicion and continued investigation. All income taxes, interest charges and penalties related to this Norwegian tax return have previously been settled. We believe that these charges are without merit and plan to vigorously defend Transocean Ltd. and its subsidiaries to the fullest extent.

Certain of our Brazilian income tax returns for the years 2000 through 2004 are currently under examination. The Brazilian tax authorities have issued tax assessments totaling $115 million, plus a 75 percent penalty of $86 million and $138 million of interest through December 31, 2010. An unfavorable outcome on these proposed assessments could result in a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. We believe our returns are materially correct as filed, and we are vigorously contesting these assessments. On January 25, 2008, we filed a protest letter with the Brazilian tax authorities, and we are currently engaged in the appeals process.

Note 7—Earnings Per Share

The reconciliation of the numerator and denominator used for the computation of basic and diluted earnings per share is as follows (in millions, except per share data):

	Years ended December 31,					
	2010		2009		2008	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Numerator for earnings per share						
Net income attributable to controlling interest	$ 961	$ 961	$ 3,181	$ 3,181	$ 4,031	$ 4,031
Undistributed earnings allocable to participating securities	(5)	(5)	(18)	(18)	(10)	(10)
Net income available to shareholders	$ 956	$ 956	$ 3,163	$ 3,163	$ 4,021	$ 4,021
Denominator for earnings per share						
Weighted-average shares outstanding	320	320	320	320	318	318
Effect of dilutive securities:						
Stock options and other share-based awards	—	—	—	1	—	2
Stock warrants	—	—	—	—	—	1
Weighted-average shares for per share calculation	320	320	320	321	318	321
Earnings per share	$ 2.99	$ 2.99	$ 9.87	$ 9.84	$ 12.63	$ 12.53

For the years ended December 31, 2010, 2009 and 2008 we have excluded 2.2 million, 1.7 million and 0.4 million share-based awards, respectively, from the calculation since the effect would have been anti-dilutive.

The 1.625% Series A Convertible Senior Notes, 1.50% Series B Convertible Senior Notes and 1.50% Series C Convertible Senior Notes did not have an effect on the calculation for the periods presented. See Note 11—Debt.

Note 8—Other Comprehensive Income

The allocation of other comprehensive income (loss) attributable to controlling interest and to noncontrolling interest was as follows (in millions):

	Years ended December 31,								
	2010			2009			2008		
	Controlling interest	Non-controlling interest (a)	Total	Controlling interest	Non-controlling interest (a)	Total	Controlling interest	Non-controlling interest (a)	Total
Unrecognized components of net periodic benefit costs	$ (8)	$ —	$ (8)	$ 37	$ —	$ 37	$ (388)	$ —	$ (388)
Recognized components of net periodic benefit costs	16	—	16	24	—	24	5	—	5
Unrecognized gain (loss) on derivative instruments	(10)	(19)	(29)	(4)	2	(2)	(1)	—	(1)
Recognized (gain) loss on derivative instruments	14	(2)	12	3	3	6	—	—	—
Other, net	—	—	—	1	—	1	(3)	—	(3)
Other comprehensive income (loss) before income taxes	12	(21)	(9)	61	5	66	(387)	—	(387)
Income taxes related to other comprehensive income	(9)	—	(9)	24	—	24	9	—	9
Other comprehensive income (loss), net of tax	$ 3	$ (21)	$ (18)	$ 85	$ 5	$ 90	$ (378)	$ —	$ (378)

(a) Includes amounts attributable to noncontrolling interest and redeemable noncontrolling interest.

The components of accumulated other comprehensive income (loss), net of tax, were as follows (in millions):

	December 31, 2010			December 31, 2009		
	Controlling interest	Non-controlling interest	Redeemable non-controlling interest	Controlling interest	Non-controlling interest	Redeemable non-controlling interest
Unrecognized components of net periodic benefit costs (a)	$ (335)	$ —	$ —	$ (334)	$ —	$ —
Unrecognized gain (loss) on derivative investments	5	(3)	(13)	1	5	—
Unrealized loss on marketable securities	(2)	—	—	(2)	—	—
Accumulated other comprehensive income (loss)	$ (332)	$ (3)	$ (13)	$ (335)	$ 5	$ —

(a) Amounts are net of income tax effect of $36 million and $45 million for December 31, 2010 and 2009, respectively.

Note 9—Drilling Fleet

Expansion—Construction work in progress, recorded in property and equipment, was $1.5 billion and $3.7 billion at December 31, 2010 and 2009, respectively. The following table presents actual capital expenditures and other capital additions, including capitalized interest, for our remaining major construction projects for the three years ended December 31, 2010 (in millions):

	Years ended December 31,				
	2010	2009	2008	2007 - 2006	Total
Deepwater Champion (a)	$ 206	$ 263	$ 155	$ 109	$ 733
Discoverer India (b)	203	291	250	—	744
Discoverer Luanda (b) (c)	174	220	208	107	709
Transocean Honor (d)	97	—	—	—	97
Dhirubhai Deepwater KG2 (b) (e)	36	371	91	179	677
Development Driller III (b) (a)	24	117	133	350	624
Discoverer Inspiration (b)	12	224	205	238	679
High-Specification Jackup TBN1 (f)	9	—	—	—	9
High-Specification Jackup TBN2 (f)	9	—	—	—	9
Discoverer Americas (b)	6	148	167	311	632
Discoverer Clear Leader (b)	6	115	107	409	637
Petrobras 10000 (b) (g)	6	735	—	—	741
Dhirubhai Deepwater KG1 (b) (e)	—	295	105	279	679
Sedco 700-series upgrades (b)	—	71	124	396	591
Capitalized interest	89	182	147	93	511
Mobilization costs	89	155	—	—	244
Total	$ 966	$ 3,187	$ 1,692	$ 2,471	$ 8,316

(a) These costs include our initial investment in *Deepwater Champion* of $109 million and our initial investment in *Development Driller III* of $350 million, representing the estimated fair value of the rig at the time of our merger with GlobalSantaFe in November 2007

(b) The accumulated construction costs of these rigs are no longer included in construction work in progress, as their construction projects had been completed as of December 31, 2010.

(c) The costs for *Discoverer Luanda* represent 100 percent of expenditures incurred since inception. ADDCL is responsible for all of these costs. We hold a 65 percent interest in ADDCL, and Angco Cayman Limited holds the remaining 35 percent interest.

(d) In November 2010, we made an initial installment payment of $97 million to purchase a PPL Pacific Class 400 design jackup, to be named *Transocean Honor*, for $195 million. The High-Specification Jackup is under construction at PPL Shipyard Pte Ltd. in Singapore and is expected for delivery in the fourth quarter of 2011.

(e) The costs for *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2* represent 100 percent of TPDI's expenditures, including those incurred prior to our investment in the joint venture. TPDI is responsible for all of these costs. We hold a 50 percent interest in TPDI, and Pacific Drilling holds the remaining 50 percent interest.

(f) In December 2010, we made initial installment payments of $9 million each, to purchase two Keppel FELS Super B class design jackups for $186 million each. The two High-Specification Jackups are under construction at Keppel FELS yard in Singapore and are expected for delivery in the fourth quarter of 2012.

(g) In June 2008, we reached an agreement with a joint venture formed by subsidiaries of Petrobras and Mitsui to acquire *Petrobras 10000* under a capital lease contract. In connection with the agreement, we agreed to provide assistance and advisory services for the construction of the rig and operating management services once the rig commenced operations. On August 4, 2009, we accepted delivery of *Petrobras 10000* and recorded non-cash additions of $716 million to property and equipment, net, along with a corresponding increase to long-term debt. Total capital additions include $716 million in capital costs incurred by Petrobras and Mitsui for the construction of the drillship and $19 million of other capital expenditures. The capital lease agreement has a 20-year term, after which we will have the right and obligation to acquire the drillship for one dollar. See Note 11—Debt and Note 14—Commitments and Contingencies.

In March 2010, we acquired *GSF Explorer*, an asset formerly held under capital lease, in exchange for a cash payment in the amount of $15 million, terminating the capital lease obligation. See Note 11—Debt.

Dispositions—During the year ended December 31, 2010, we completed the sale of two Midwater Floaters, *GSF Arctic II* and *GSF Arctic IV*. In connection with the sale, we received net cash proceeds of $38 million and non-cash proceeds in the form of two notes receivable in the aggregate amount of $165 million (see Note 4—Variable Interest Entities and Note 19—Fair Values of Financial Instruments). We operated *GSF Arctic IV* under a short-term bareboat charter with the new owner of the vessel, until November 2010. As a result of the sale, we recognized a loss on disposal of assets in the amount of $15 million ($0.04 per diluted share), which had no tax effect for the year ended December 31, 2010. For the year ended December 31, 2010, we recognized a gain on disposal of other unrelated assets in the amount of $5 million. In December 2010, we entered into an agreement to sell our Standard Jackup

Transocean Mercury and related equipment. As of December 31, 2010, *Transocean Mercury* had a net carrying amount of less than $1 million, recorded in assets held for sale on our consolidated balance sheet. See Note 25—Subsequent Events.

During the year ended December 31, 2009, we received net proceeds of $10 million in connection with our sale of *Sedco 135-D* and disposals of other unrelated property and equipment, and these disposals had no net effect on income taxes or net income. In addition, we received net proceeds of $4 million in exchange for our 45 percent ownership interest in Caspian Drilling Company Limited, which operates *Dada Gorgud* and *Istigal* under long-term bareboat charters with the owner of the rigs and $38 million in exchange for our interest in Arab Drilling & Workover Company. During the year ended December 31, 2009, we recognized a loss on disposal of assets of $9 million, which had no tax effect.

During the year ended December 31, 2008, we completed the sale of three Standard Jackups, *GSF High Island VIII*, *GSF Adriatic III* and *GSF High Island I*. We received cash proceeds of $320 million associated with the sales, which had no effect on earnings.

Deepwater Horizon—On April 22, 2010, the Ultra-Deepwater Floater *Deepwater Horizon* sank after a blowout of the Macondo well caused a fire and explosion on the rig. The rig's insured value was $560 million, which was not subject to a deductible, and our insurance underwriters declared the vessel a total loss. During the year ended December 31, 2010, we received $560 million in cash proceeds from insurance recoveries related to the loss of the drilling unit and, for the year ended December 31, 2010, we recognized a gain on the loss of the rig in the amount of $267 million ($0.83 per diluted share), which had no tax effect. See Note 14—Commitments and Contingencies.

Note 10—Goodwill and Other Intangible Assets

Goodwill and other indefinite-lived intangible assets—The gross carrying amounts of goodwill and accumulated impairment were as follows (in millions):

	Year ended December 31, 2010			Year ended December 31, 2009		
	Gross carrying amount	Accumulated impairment	Net carrying amount	Gross carrying amount	Accumulated impairment	Net carrying amount
Contract drilling services						
Balance, beginning of period	$ 10,626	$ (2,494)	$ 8,132	$ 10,620	$ (2,494)	$ 8,126
Purchase price adjustment	—	—	—	6	—	6
Balance, end of period	10,626	(2,494)	8,132	10,626	(2,494)	8,132
Drilling management services						
Balance, beginning of period	176	(176)	—	176	(176)	—
Balance, end of period	176	(176)	—	176	(176)	—
Oil and gas properties						
Balance, beginning of period	2	—	2	2	—	2
Impairment	—	(2)	(2)	—	—	—
Balance, end of period	2	(2)	—	2	—	2
Total goodwill						
Balance, beginning of period	10,804	(2,670)	8,134	10,798	(2,670)	8,128
Impairment	—	(2)	(2)	—	—	—
Purchase price adjustment	—	—	—	6	—	6
Balance, end of period	$ 10,804	$ (2,672)	$ 8,132	$ 10,804	$ (2,670)	$ 8,134

The gross carrying amounts of the ADTI trade name, which we consider to be an indefinite-lived intangible asset, and accumulated impairment were as follows (in millions):

	Year ended December 31, 2010			Year ended December 31, 2009		
	Gross carrying amount	Accumulated impairment	Net carrying amount	Gross carrying amount	Accumulated impairment	Net carrying amount
Trade name						
Balance, beginning of period	$ 76	$ (37)	$ 39	$ 76	$ (31)	$ 45
Impairment	—	—	—	—	(6)	(6)
Balance, end of period	$ 76	$ (37)	$ 39	$ 76	$ (37)	$ 39

Definite-lived intangible assets—The gross carrying amounts of our drilling contract intangibles and drilling management customer relationships, both of which we consider to be definite-lived intangible assets and intangible liabilities, and accumulated amortization and impairment were as follows (in millions):

	Year ended December 31, 2010			Year ended December 31, 2009		
	Gross carrying amount	Accumulated amortization and impairment	Net carrying amount	Gross carrying amount	Accumulated amortization and impairment	Net carrying amount
Drilling contract intangible assets						
Balance, beginning of period	$ 191	$ (167)	$ 24	$ 191	$ (123)	$ 68
Amortization	—	(18)	(18)	—	(44)	(44)
Balance, end of period	191	(185)	6	191	(167)	24
Customer relationships						
Balance, beginning of period	148	(84)	64	148	(27)	121
Amortization	—	(5)	(5)	—	(8)	(8)
Impairment	—	—	—	—	(49)	(49)
Balance, end of period	148	(89)	59	148	(84)	64
Total definite-lived intangible assets						
Balance, beginning of period	339	(252)	87	339	(150)	189
Amortization	—	(23)	(23)	—	(53)	(53)
Impairment	—	—	—	—	(49)	(49)
Balance, end of period	$ 339	(275)	64	$ 339	$ (252)	$ 87
Drilling contract intangible liabilities						
Balance, beginning of period	$ 1,494	$ (1,226)	$ 268	$ 1,494	$ (901)	$ 593
Amortization	—	(116)	(116)	—	(325)	(325)
Balance, end of period	$ 1,494	(1,342)	152	$ 1,494	$ (1,226)	$ 268

We amortize the drilling contract intangibles over the term of the respective drilling contracts using the straight-line method of amortization, recognized in contract intangible revenues on our consolidated statements of operations. We amortize the customer relationships intangible asset over its 15-year life using the straight-line method of amortization, recognized in operating and maintenance expense on our consolidated statements of operations. The estimated net future amortization related to intangible assets and liabilities as of December 31, 2010, was as follows (in millions):

	Drilling contract intangibles	Customer relationships
Years ending December 31,		
2011	$ (45)	$ 5
2012	(42)	5
2013	(25)	5
2014	(15)	5
2015	(14)	5
Thereafter	(6)	34
Total intangible assets (liabilities), net	$ (147)	$ 59

Note 11—Debt

Debt, net of unamortized discounts, premiums and fair value adjustments, was comprised of the following (in millions):

	December 31, 2010			December 31, 2009		
	Transocean Ltd. and subsidiaries	Consolidated variable interest entities	Consolidated total	Transocean Ltd and subsidiaries	Consolidated variable interest entities	Consolidated total
ODL Loan Facility	$ 10	$ —	$ 10	$ 10	$ —	$ 10
Commercial paper program (a)	88	—	88	281	—	281
6.625% Notes due April 2011 (a)	167	—	167	170	—	170
5% Notes due February 2013	255	—	255	247	—	247
5.25% Senior Notes due March 2013 (a)	511	—	511	496	—	496
TPDI Credit Facilities due March 2015	—	560	560	—	581	581
4.95% Senior Notes due November 2015 (a)	1,099	—	1,099	—	—	—
ADDCL Credit Facilities due November 2017	—	242	242	—	454	454
6.00% Senior Notes due March 2018 (a)	997	—	997	997	—	997
7.375% Senior Notes due April 2018 (a)	247	—	247	247	—	247
TPDI Notes due October 2019	—	148	148	—	148	148
6.50% Senior Notes due November 2020 (a)	899	—	899	—	—	—
Capital lease obligation due July 2026	—	—	—	15	—	15
8% Debentures due April 2027 (a)	57	—	57	57	—	57
7.45% Notes due April 2027 (a)	96	—	96	96	—	96
7% Notes due June 2028	313	—	313	313	—	313
Capital lease contract due August 2029	694	—	694	711	—	711
7.5% Notes due April 2031 (a)	598	—	598	598	—	598
1.625% Series A Convertible Senior Notes due December 2037 (a)	11	—	11	1,261	—	1,261
1.50% Series B Convertible Senior Notes due December 2037 (a)	1,625	—	1,625	2,057	—	2,057
1.50% Series C Convertible Senior Notes due December 2037 (a)	1,605	—	1,605	1,979	—	1,979
6.80% Senior Notes due March 2038 (a)	999	—	999	999	—	999
Total debt	10,271	950	11,221	10,534	1,183	11,717
Less debt due within one year						
ODL Loan Facility	10	—	10	10	—	10
Commercial paper program (a)	88	—	88	281	—	281
6.625% Notes due April 2011 (a)	167	—	167	—	—	—
TPDI Credit Facilities due March 2015	—	70	70	—	52	52
ADDCL Credit Facilities due November 2017	—	25	25	—	248	248
Capital lease contract due August 2029	16	—	16	16	—	16
1.625% Series A Convertible Senior Notes due December 2037 (a)	11	—	11	1,261	—	1,261
1.50% Series B Convertible Senior Notes due December 2037 (a)	1,625	—	1,625	—	—	—
Total debt due within one year	1,917	95	2,012	1,568	300	1,868
Total long-term debt	$ 8,354	$ 855	$ 9,209	$ 8,966	$ 883	$ 9,849

(a) Transocean Inc., a 100 percent owned subsidiary of Transocean Ltd., is the issuer of the notes and debentures, which have been guaranteed by Transocean Ltd. Transocean Ltd. has also guaranteed borrowings under the commercial paper program and the Five-Year Revolving Credit Facility. Transocean Ltd. has no independent assets or operations, its guarantee of debt securities of Transocean Inc. is full and unconditional and its only other subsidiary, not owned indirectly through Transocean Inc., is minor. Transocean Inc.'s only operating assets are its investments in its operating subsidiaries. Transocean Inc.'s independent assets and operations, other than those related to investments in its subsidiaries and balances primarily pertaining to its cash and cash equivalents and debt are less than two percent of the total consolidated assets and operations of Transocean Ltd., and thus, substantially all of the assets and operations exist within these non-guarantor operating companies. Furthermore, Transocean Ltd. and Transocean Inc. are not subject to any significant restrictions on their ability to obtain funds from their consolidated subsidiaries or entities accounted for under the equity method by dividends, loans or return of capital distributions.

Scheduled maturities—In preparing the scheduled maturities of our debt, we assume the noteholders will exercise their options to require us to repurchase the 1.50% Series B Convertible Senior Notes and 1.50% Series C Convertible Senior Notes in December 2011 and 2012, respectively. At December 31, 2010, the scheduled maturities of our debt were as follows (in millions):

	Transocean Ltd. and subsidiaries	Consolidated variable interest entities	Consolidated total
Years ending December 31,			
2011	$ 1,970	$ 95	$ 2,065
2012	1,741	97	1,838
2013	770	98	868
2014	22	100	122
2015	1,123	340	1,463
Thereafter	4,797	220	5,017
Total debt, excluding unamortized discounts, premiums and fair value adjustments	10,423	950	11,373
Total unamortized discounts, premiums and fair value adjustments	(152)	—	(152)
Total debt	$ 10,271	$ 950	$ 11,221

ODL Loan Facility—We have a $10 million loan facility with Overseas Drilling Limited ("ODL") under a loan agreement dated December 2009, as amended (the "ODL Loan Facility"). ODL may demand repayment of the borrowings under the loan facility at any time upon written notice, five business days in advance. Any amounts due to us from ODL may be offset against the borrowings at the time of repayment. As of December 31, 2010 and 2009, $10 million was outstanding under the ODL Loan Facility.

Commercial paper program—We maintain a commercial paper program (the "Program"), which is supported by the Five-Year Revolving Credit Facility, under which we may issue privately placed, unsecured commercial paper notes for general corporate purposes up to a maximum aggregate outstanding amount of $1.5 billion. Proceeds from commercial paper issuance under the Program may be used for general corporate purposes. At December 31, 2010, $88 million in commercial paper was outstanding at a weighted-average interest rate of 1.0 percent, including commissions.

6.625% Notes and 7.5% Notes—In April 2001, Transocean Inc. issued $700 million aggregate principal amount of 6.625% Notes due April 2011 and $600 million aggregate principal amount of 7.5% Notes due April 2031. The indenture pursuant to which the notes were issued contains restrictions on creating liens, engaging in sale/leaseback transactions and engaging in merger, consolidation or reorganization transactions. At December 31, 2010, $166 million and $600 million principal amount of the 6.625% Notes and 7.5% Notes, respectively, were outstanding.

Five-Year Revolving Credit Facility—We have a $2.0 billion, five-year revolving credit facility under the Five-Year Revolving Credit Facility Agreement dated November 27, 2007, as amended ("Five-Year Revolving Credit Facility"). We may borrow under the Five-Year Revolving Credit Facility at either (1) the adjusted London Interbank Offered Rate ("LIBOR") plus a margin (the "Five-Year Revolving Credit Facility Margin") based on our Debt Rating (based on our current Debt Rating, a margin of 1.325 percent) or (2) the Base Rate plus the Five-Year Revolving Credit Facility Margin, less one percent per annum. Throughout the term of the Five-Year Revolving Credit Facility, we pay a facility fee on the daily amount of the underlying commitment, whether used or unused, which ranges from 0.10 percent to 0.30 percent, based on our Debt Rating, and was 0.175 percent at December 31, 2010. The Five-Year Revolving Credit Facility expires on November 27, 2012 and may be prepaid in whole or in part without premium or penalty. The Five-Year Revolving Credit Facility includes limitations on creating liens, incurring subsidiary debt, transactions with affiliates, sale/leaseback transactions, mergers and the sale of substantially all assets. The Five-Year Revolving Credit Facility also includes a covenant imposing a maximum debt to tangible capitalization ratio of 0.6 to 1.0. Borrowings under the Five-Year Revolving Credit Facility are subject to acceleration upon the occurrence of an event of default. At December 31, 2010, we had $1.9 billion available borrowing capacity, we had $81 million in letters of credit issued and outstanding and we had no borrowings outstanding under the Five-Year Revolving Credit Facility.

5% Notes and 7% Notes—Two of our wholly-owned subsidiaries are the obligors on the 5% Notes due 2013 (the "5% Notes") and the 7% Notes due 2028 (the "7% Notes"), and we have not guaranteed either obligation. The respective obligor may redeem the 5% Notes and the 7% Notes in whole or in part at a price equal to 100 percent of the principal amount plus accrued and unpaid interest, if any, and a make-whole premium. The indentures related to the 5% Notes and the 7% Notes contain limitations on creating liens and sale/leaseback transactions. At December 31, 2010, $250 million and $300 million aggregate principal amount of the 5% Notes and the 7% Notes, respectively, remained outstanding. See Note 12—Derivatives and Hedging.

5.25%, 6.00% and 6.80% Senior Notes—In December 2007, Transocean Inc. issued $500 million aggregate principal amount of 5.25% Senior Notes due March 2013 (the "5.25% Senior Notes"), $1.0 billion aggregate principal amount of 6.00% Senior Notes due March 2018 (the "6.00% Senior Notes") and $1.0 billion aggregate principal amount of 6.80% Senior Notes due March 2038 (the "6.80% Senior Notes"). Transocean Inc. may redeem some or all of the notes at any time, at a redemption price equal to 100 percent of the principal amount plus accrued and unpaid interest, if any, and a make-whole premium. The indenture pursuant to which the notes were issued contains restrictions on creating liens, engaging in sale/leaseback transactions and engaging in merger, consolidation or reorganization transactions. At December 31, 2010, $500 million, $1 billion and $1 billion principal amount of the 5.25% Senior Notes, the 6.00% Senior Notes and the 6.80% Senior Notes, respectively, were outstanding. See Note 12—Derivatives and Hedging.

TPDI Credit Facilities—TPDI has a bank credit agreement for a $1.265 billion secured credit facility (the "TPDI Credit Facilities"), comprised of a $1.0 billion senior term loan, a $190 million junior term loan and a $75 million revolving credit facility, which was established to finance the construction of and is secured by *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2*. One of our subsidiaries participates in the senior and junior term loans with an aggregate commitment of $595 million. The senior term loan, the junior term loan and the revolving credit facility bear interest at LIBOR plus the applicable margins of 1.45 percent, 2.25 percent and 1.45 percent, respectively. The senior term loan requires quarterly payments with a final payment in March 2015. The junior term loan and the revolving credit facility are due in full in March 2015. The TPDI Credit Facilities may be prepaid in whole or in part without premium or penalty. The TPDI Credit Facilities have covenants that require TPDI to maintain a minimum cash balance and available liquidity, a minimum debt service ratio and a maximum leverage ratio. At December 31, 2010, $1.1 billion was outstanding under the TPDI Credit Facilities, of which $543 million was due to one of our subsidiaries and was eliminated in consolidation. The weighted-average interest rate on December 31, 2010 was 1.9 percent.

In April 2010, TPDI obtained a letter of credit in the amount of $60 million to satisfy its liquidity requirements under the TPDI Credit Facilities. The letter of credit was issued under an uncommitted credit facility that has been established by one of our subsidiaries.

4.95% Senior Notes and 6.50% Senior Notes—In September 2010, we issued $1.1 billion aggregate principal amount of 4.95% Senior Notes due November 2015 (the "4.95% Senior Notes") and $900 million aggregate principal amount of 6.50% Senior Notes due November 2020 (the "6.50% Senior Notes," and together with the 4.95% Senior Notes, the "Senior Notes"). We are required to pay interest on the Senior Notes on May 15 and November 15 of each year, beginning November 15, 2010. We may redeem some or all of the Senior Notes at any time at a redemption price equal to 100 percent of the principal amount plus accrued and unpaid interest, if any, and a make whole premium. The indenture pursuant to which the Senior Notes were issued contains restrictions on creating liens, engaging in sale/leaseback transactions and engaging in merger, consolidation or reorganization transactions. At December 31, 2010, $1.1 billion and $900 million aggregate principal amount of the 4.95% Senior Notes and 6.50% Senior Notes, respectively, were outstanding.

ADDCL Credit Facilities—ADDCL has a senior secured bank credit agreement for a credit facility (the "ADDCL Primary Loan Facility") comprised of Tranche A, Tranche B and Tranche C for $215 million, $270 million and $399 million, respectively, which was established to finance the construction of and is secured by *Discoverer Luanda*. Unaffiliated financial institutions provide the commitment for and borrowings under Tranche A, and one of our subsidiaries provides the commitment for Tranche C. In March 2010, ADDCL terminated Tranche B, having repaid borrowings of $235 million under Tranche B using borrowings under Tranche C. Tranche A bears interest at LIBOR plus the applicable margin of 0.725 percent. Tranche A requires semi-annual payments beginning six months after the rig's first well commencement date and matures in December 2017. The ADDCL Primary Loan Facility contains covenants that require ADDCL to maintain certain cash balances to service the debt and also limits ADDCL's ability to incur additional indebtedness, to acquire assets, or to make distributions or other payments. At December 31, 2010, $215 million was outstanding under Tranche A at a weighted-average interest rate of 1.2 percent. At December 31, 2010, $399 million was outstanding under Tranche C, which was eliminated in consolidation.

Additionally, ADDCL has a secondary bank credit agreement for a $90 million credit facility (the "ADDCL Secondary Loan Facility"), for which one of our subsidiaries provides 65 percent of the total commitment. The facility bears interest at LIBOR plus the applicable margin, ranging from 3.125 percent to 5.125 percent, depending on certain milestones. The ADDCL Secondary Loan Facility is payable in full in December 2015, and it may be prepaid in whole or in part without premium or penalty. Borrowings under the ADDCL Secondary Loan Facility are subject to acceleration by the unaffiliated financial institution upon the occurrence of certain events of default, including the occurrence of a credit rating assignment of less than Baa3 or BBB- by Moody's Investors Service or Standard & Poor's Ratings Services, respectively, for Transocean Inc.'s long-term, unsecured, unguaranteed and unsubordinated indebtedness. At December 31, 2010, $77 million was outstanding under the ADDCL Secondary Loan Facility, of which $50 million was provided by one of our subsidiaries and has been eliminated in consolidation. The weighted-average interest rate on December 31, 2010 was 3.4 percent.

7.375% Senior Notes—In March 2002, we completed an exchange offer and consent solicitation for TODCO's 7.375% Senior Notes (the "Exchange Offer"). As a result of the Exchange Offer, we issued $247 million principal amount of our 7.375% Senior Notes. The indenture pursuant to which the 7.375% Senior Notes were issued contains restrictions on creating liens, engaging in sale/leaseback transactions and engaging in merger, consolidation or reorganization transactions. At December 31, 2010, $246 million principal amount of the 7.375% Senior Notes were outstanding.

TPDI Notes—TPDI has issued promissory notes (the "TPDI Notes") payable to its two shareholders, Pacific Drilling and one of our subsidiaries, which have maturities through October 2019. At December 31, 2010, the aggregate outstanding principal amount was $296 million, of which $148 million was due to one of our subsidiaries and has been eliminated in consolidation. The weighted-average interest rate on December 31, 2010 was 2.6 percent.

7.45% Notes and 8% Debentures—In April 1997, a predecessor of Transocean Inc. issued $100 million aggregate principal amount of 7.45% Notes due April 2027 (the "7.45% Notes") and $200 million aggregate principal amount of 8% Debentures due April 2027 (the "8% Debentures"). The 7.45% Notes and the 8% Debentures are redeemable at any time at Transocean Inc.'s option subject to a make-whole premium. The indenture pursuant to which the 7.45% Notes and the 8% Debentures were issued contains restrictions on creating liens, engaging in sale/leaseback transactions and engaging in merger, consolidation or reorganization transactions. At December 31, 2010, $100 million and $57 million principal amount of the 7.45% Notes and the 8% Debentures, respectively, were outstanding.

***GSF Explorer* capital lease obligation**—During the year ended December 31, 2010, we acquired *GSF Explorer*, an asset formerly held under a capital lease, in exchange for a cash payment of $15 million, thereby terminating the capital lease obligation. In connection with the termination of the capital lease obligation, we recognized a gain on debt retirement of $2 million, which had no per diluted share or tax effect. See Note 9—Drilling Fleet.

1.625% Series A, 1.50% Series B and 1.50% Series C Convertible Senior Notes—In December 2007, we issued $2.2 billion aggregate principal amount of 1.625% Series A Convertible Senior Notes due December 2037 (the "Series A Convertible Senior Notes"), $2.2 billion aggregate principal amount of 1.50% Series B Convertible Senior Notes due December 2037 (the "Series B Convertible Senior Notes") and $2.2 billion aggregate principal amount of 1.50% Series C Convertible Senior Notes due December 2037 (the "Series C Convertible Senior Notes," and together with the Series A Convertible Senior Notes and Series B Convertible Senior Notes, the "Convertible Senior Notes"). The Convertible Senior Notes may be converted under the circumstances specified below at a rate of 5.9310 shares per $1,000 note, equivalent to a conversion price of $168.61 per share, subject to adjustments upon the occurrence of certain events. Upon conversion, we will deliver, in lieu of shares, cash up to the aggregate principal amount of notes to be converted and shares in respect of the remainder, if any, of our conversion obligation. In addition, if certain fundamental changes occur on or before December 20, 2011, with respect to Series B Convertible Senior Notes, or December 20, 2012, with respect to Series C Convertible Senior Notes, we will, in some cases, increase the conversion rate for a holder electing to convert notes in connection with such fundamental change.

Holders may convert their notes only under the following circumstances: (1) during any calendar quarter if the last reported sale price of our shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 130 percent of the conversion price, (2) during the five business days after the average trading price per $1,000 principal amount of the notes is equal to or less than 98 percent of the average conversion value of such notes during the preceding five trading-day period as described herein, (3) during specified periods if specified distributions to holders of our shares are made or specified corporate transactions occur, (4) prior to the close of business on the business day preceding the redemption date if the notes are called for redemption or (5) on or after September 15, 2037 and prior to the close of business on the business day prior to the stated maturity of the notes. As of December 31, 2010, no shares were issuable upon conversion of any series of the Convertible Senior Notes since none of the circumstances giving rise to potential conversion were present.

We may redeem some or all of the notes at any time after December 20, 2011, in the case of the Series B Convertible Senior Notes, and December 20, 2012, in the case of the Series C Convertible Senior Notes, in each case at a redemption price equal to 100 percent of the principal amount plus accrued and unpaid interest, if any. Holders of the Series B Convertible Senior Notes have the right to require us to repurchase their notes on December 15, 2011. In addition, holders of any series of notes will have the right to require us to repurchase their notes on December 14, 2012, December 15, 2017, December 15, 2022, December 15, 2027 and December 15, 2032, and upon the occurrence of a fundamental change, at a repurchase price in cash equal to 100 percent of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any.

The carrying amounts of the liability components of the Convertible Senior Notes were as follows (in millions):

	December 31, 2010			December 31, 2009		
	Principal amount	Unamortized discount	Carrying amount	Principal amount	Unamortized discount	Carrying amount
Carrying amount of liability component						
Series A Convertible Senior Notes due 2037	$ 11	$ —	$ 11	$ 1,299	$ (38)	$ 1,261
Series B Convertible Senior Notes due 2037	1,680	(55)	1,625	2,200	(143)	2,057
Series C Convertible Senior Notes due 2037	1,722	(117)	1,605	2,200	(221)	1,979

The carrying amounts of the equity components of the Convertible Senior Notes were as follows (in millions):

	December 31,	
	2010	2009
Carrying amount of equity component		
Series A Convertible Senior Notes due 2037	$ 1	$ 114
Series B Convertible Senior Notes due 2037	210	275
Series C Convertible Senior Notes due 2037	276	352

Including the amortization of the unamortized discount, the effective interest rates were 5.08 percent for the Series B Convertible Senior Notes and 5.28 percent for the Series C Convertible Senior Notes. At December 31, 2010, the remaining period over which the discount will be amortized is less than one year for the Series B Convertible Senior Notes and 1.9 years for the Series C Convertible Senior Notes. Interest expense, excluding amortization of debt issue costs, was as follows (in millions):

	Years ended December 31,		
	2010	2009	2008
Interest expense			
Series A Convertible Senior Notes due 2037	$ 58	$ 85	$ 97
Series B Convertible Senior Notes due 2037	98	100	97
Series C Convertible Senior Notes due 2037	98	100	97

Holders of the Series A Convertible Senior Notes had the option to require Transocean Inc., our wholly owned subsidiary and the issuer of the Series A Convertible Senior Notes, to repurchase all or any part of such holder's notes on December 15, 2010. As a result, we were required to repurchase an aggregate principal amount of $1,288 million of our Series A Convertible Senior Notes for an aggregate cash payment of $1,288 million. On December 31, 2010, Transocean Inc. called the remaining $11 million of Series A Convertible Senior Notes for redemption on January 31, 2011. See Note 25—Subsequent Events.

During the year ended December 31, 2010, we repurchased an aggregate principal amount of $520 million of the Series B Convertible Senior Notes for an aggregate cash payment of $505 million and an aggregate principal amount of $478 million of the Series C Convertible Senior Notes for an aggregate cash payment of $453 million. In connection with the repurchases, we recognized a loss on retirement of $35 million ($0.11 per diluted share), with no tax effect, associated with the debt components of the repurchased notes, and we recorded additional paid-in capital of $14 million associated with the equity components of the repurchased notes.

During the year ended December 31, 2009, we repurchased an aggregate principal amount of $901 million of the Series A Convertible Senior Notes for an aggregate cash payment of $865 million. We recognized a loss of $28 million associated with the debt component of the instrument and recorded additional paid-in capital of $22 million associated with the equity component of the instrument.

Note 12—Derivatives and Hedging

Cash flow hedges—TPDI has entered into interest rate swaps, which have been designated and have qualified as a cash flow hedge, to reduce the variability of cash interest payments associated with the variable-rate borrowings under the TPDI Credit Facilities. The aggregate notional amount corresponds with the aggregate outstanding amount of the borrowings under the TPDI Credit Facilities. As of December 31, 2010, the aggregate notional amount was $1.1 billion, of which $543 million was attributable to the intercompany borrowings provided by one of our subsidiaries and the related balances have been eliminated in consolidation. At December 31, 2010, the weighted-average variable interest rate associated with the interest rate swaps was 0.3 percent, and the weighted-average fixed interest rate was 2.3 percent. At December 31, 2010, the interest rate swaps represented a liability measured at a fair value of $11 million, recorded in other long-term liabilities, with a corresponding increase to accumulated other comprehensive loss. At December 31, 2009, the interest rate swaps represented an asset measured at a fair value of $6 million, recorded in other assets, and a liability measured at a fair value of less than $1 million, recorded in other long-term liabilities, with a corresponding net decrease to accumulated other comprehensive loss. The amount associated with the ineffective portion of the cash flow hedges was less than $1 million, recorded in interest expense for the years ended December 31, 2010 and 2009.

In February 2009, Transocean Inc. entered into interest rate swaps with an aggregate notional value of $1 billion, which were designated and qualified as a cash flow hedge, to reduce the variability of our cash interest payments on the borrowings under a term loan. Under the interest rate swaps, Transocean Inc. received interest at one-month LIBOR and paid interest at a fixed rate of 0.768 percent over the six-month period ended August 6, 2009. Upon their stated maturity, Transocean Inc. settled these interest rate swaps with no gain or loss recognized. No ineffectiveness was recorded in interest expense.

Fair value hedges—Two of our wholly owned subsidiaries have entered into interest rate swaps, which are designated and have qualified as fair value hedges, to reduce our exposure to changes in the fair values of the 5.25% Senior Notes and the 5.00% Notes. The interest rate swaps have aggregate notional amounts of $500 million and $250 million, respectively, equal to the face values of the hedged instruments and have stated maturities that coincide with those of the hedged instruments. We have determined that the hedging relationships qualify for, and we have applied, the shortcut method of accounting, under which the interest rate swaps are considered to have no ineffectiveness and no ongoing assessment of effectiveness is required. At December 31, 2010, the weighted-average variable interest rate on the interest rate swaps was 3.5 percent, and the fixed interest rates matched those of the underlying debt instruments. At December 31, 2010, the interest rate swaps represented an asset measured at fair value of $17 million, recorded in other assets, with a corresponding increase to the carrying amounts of the underlying debt instruments. At December 31, 2009, the interest rate swaps represented a liability measured at a fair value of $4 million, recorded in other long-term liabilities, with a corresponding decrease to the carrying amount of the underlying debt instrument.

Note 13—Postemployment Benefit Plans

Defined benefit pension plans and other postretirement employee benefit plans

Overview—We maintain a single qualified defined benefit pension plan in the U.S. (the "U.S. Plan") and a single funded supplemental benefit plan (the "Supplemental Plan"). The U.S. Plan covers substantially all U.S. employees, and the Supplemental Plan, along with two other unfunded supplemental benefit plans (the "Other Supplemental Plans"), provide certain eligible employees with benefits in excess of those allowed under the U.S. Plan. Additionally, we maintain two funded and two unfunded defined benefit plans (collectively, the "Frozen Plans") that we assumed in connection with our mergers with GlobalSantaFe and R&B Falcon, all of which were frozen prior to the respective mergers and for which benefits no longer accrue but the pension obligations have not been fully distributed. We refer to the U.S. Plan, the Supplemental Plan, the Other Supplemental Plans and the Frozen Plans, collectively, as the "U.S. Plans."

We maintain a defined benefit plan in the U.K. (the "U.K. Plan") covering certain current and former employees in the U.K. We also provide several funded defined benefit plans, primarily group pension schemes with life insurance companies, and two unfunded plans, covering our eligible Norway employees and former employees (the "Norway Plans"). We also maintain unfunded defined benefit plans (the "Other Plans") that provide retirement and severance benefits for certain of our Indonesian, Nigerian and Egyptian employees. We refer to the U.K. Plan, the Norway Plans and the Other Plans, collectively, as the "Non-U.S. Plans."

We refer to the U.S. Plans and the Non-U.S. Plans, collectively, as the "Transocean Plans". Additionally, we have several unfunded contributory and noncontributory other postretirement employee benefits plans (the "OPEB Plans") covering substantially all of our U.S. employees.

Assumptions—The following were the weighted-average assumptions used to determine benefit obligations:

	December 31, 2010			December 31, 2009		
	U.S. Plans	Non-U.S. Plans	OPEB Plans	U.S. Plans	Non-U.S. Plans	OPEB Plans
Discount rate	5.48%	5.81%	4.92%	5.84%	5.59%	5.52%
Compensation trend rate	4.24%	4.65%	n/a	4.21%	4.73%	n/a

The following were the weighted-average assumptions used to determine net periodic benefit costs:

	Year ended December 31, 2010			Year ended December 31, 2009			Year ended December 31, 2008		
	U.S. Plans	Non-U.S. Plans	OPEB Plans	U.S. Plans	Non-U.S. Plans	OPEB Plans	U.S. Plans	Non-U.S. Plans	OPEB Plans
Discount rate	5.86%	5.67%	5.51%	5.41%	6.06%	5.34%	6.14%	5.97%	5.96%
Expected rate of return	8.49%	6.65%	n/a	8.50%	6.59%	n/a	8.50%	7.16%	n/a
Compensation trend rate	4.21%	4.77%	n/a	4.21%	4.55%	n/a	4.57%	4.64%	n/a
Health care cost trend rate									
-initial	n/a	n/a	8.00%	n/a	n/a	8.99%	n/a	n/a	8.55%
-ultimate	n/a	n/a	5.00%	n/a	n/a	5.00%	n/a	n/a	5.00%
-ultimate year	n/a	n/a	2016	n/a	n/a	2016	n/a	n/a	2014

"n/a" means not applicable.

Funded status—The changes in projected benefit obligation, plan assets and funded status and the amounts recognized on our consolidated balance sheets were as follows (in millions):

	Year ended December 31, 2010				Year ended December 31, 2009			
	U.S. Plans	Non-U.S. Plans	OPEB Plans	Total	U.S. Plans	Non-U.S. Plans	OPEB Plans	Total
Change in projected benefit obligation								
Projected benefit obligation, beginning of period	$ 932	$ 403	$ 54	$ 1,389	$ 900	$ 250	$ 64	$ 1,214
Plan amendments	—	—	—	—	—	—	5	5
Actuarial (gains) losses, net	89	(46)	2	45	(31)	86	(16)	39
Service cost	42	20	1	63	44	18	1	63
Interest cost	54	20	3	77	50	17	3	70
Foreign currency exchange rate	—	(13)	—	(13)	—	40	—	40
Benefits paid	(51)	(14)	(5)	(70)	(32)	(11)	(4)	(47)
Participant contributions	—	2	1	3	—	2	1	3
Special termination benefits	3	—	—	3	—	—	—	—
Settlements and curtailments	(1)	2	—	1	1	1	—	2
Projected benefit obligation, end of period	$ 1,068	$ 374	$ 56	$ 1,498	$ 932	$ 403	$ 54	$ 1,389
Change in plan assets								
Fair value of plan assets, beginning of period	$ 594	$ 281	$ —	$ 875	$ 455	$ 208	$ —	$ 663
Actual return on plan assets	85	29	—	114	121	31	—	152
Foreign currency exchange rate changes	—	(11)	—	(11)	—	31	—	31
Employer contributions	69	45	4	118	50	20	3	73
Participant contributions	—	2	1	3	—	2	1	3
Benefits paid	(51)	(14)	(5)	(70)	(32)	(11)	(4)	(47)
Fair value of plan assets, end of period	$ 697	$ 332	$ —	$ 1,029	$ 594	$ 281	$ —	$ 875
Funded status, end of period	$ (371)	$ (42)	$ (56)	$ (469)	$ (338)	$ (122)	$ (54)	$ (514)
Balance sheet classification, end of period:								
Pension asset, non-current	$ —	$ (8)	$ —	$ (8)	$ —	$ —	$ —	$ —
Accrued pension liability, current	3	2	4	9	5	2	3	10
Accrued pension liability, non-current	368	48	52	468	333	120	51	504
Accumulated other comprehensive income (loss) (a)	(308)	(61)	(2)	(371)	(264)	(117)	2	(379)

(a) Amounts are before income tax effect.

The aggregate projected benefit obligation and fair value of plan assets for plans with a projected benefit obligation in excess of plan assets were as follows (in millions):

	December 31, 2010				December 31, 2009			
	U.S. Plans	Non-U.S. Plans	OPEB Plans	Total	U.S. Plans	Non-U.S. Plans	OPEB Plans	Total
Projected benefit obligation	$ 1,068	$ 290	$ 56	$ 1,414	$ 932	$ 403	$ 54	$ 1,389
Fair value of plan assets	697	248	—	945	594	281	—	875

The accumulated benefit obligation for all defined benefit pension plans was $1.3 billion and $1.1 billion at December 31, 2010 and 2009, respectively. The aggregate accumulated benefit obligation and fair value of plan assets for plans with an accumulated benefit obligation in excess of plan assets were as follows (in millions):

	December 31, 2010				December 31, 2009			
	U.S. Plans	Non-U.S. Plans	OPEB Plans	Total	U.S. Plans	Non-U.S. Plans	OPEB Plans	Total
Accumulated benefit obligation	$ 921	$ 269	$ 56	$ 1,246	$ 789	$ 344	$ 54	$ 1,187
Fair value of plan assets	697	248	—	945	594	281	—	875

Plan assets—We periodically review our investment policies, plan assets and asset allocation strategies to evaluate performance relative to specified objectives. In determining our asset allocation strategies for the U.S. Plans, we review the results of regression models to assess the most appropriate target allocation for each plan, given the plan's status, demographics and duration. For the U.K. Plans, the plan trustees establish the asset allocation strategies consistent with the regulations of the U.K. pension regulators and in consultation with financial advisors and company representatives. Investment managers for the U.S. Plans and the U.K. Plan are given established ranges within which the investments may deviate from the target allocations. For the Norway Plans, we establish minimum returns under the terms of investment contracts with insurance companies.

As of December 31, 2010 and 2009, the weighted-average target and actual allocations of the investments for our funded Transocean Plans were as follows:

	Target allocation		Actual allocation at December 31, 2010		Actual allocation at December 31, 2009	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Equity securities	65 %	52 %	65 %	53 %	72 %	57 %
Fixed income securities	35 %	15 %	34 %	10 %	27 %	11 %
Other investments	— %	33 %	1 %	37 %	1 %	32 %
Total	100 %	100 %	100 %	100 %	100 %	100 %

As of December 31, 2010, the investments for our funded Transocean Plans were categorized as follows (in millions):

	December 31, 2010								
	Quoted prices in active markets for identical assets			Significant other observable inputs			Total		
	U.S. Plans	Non-U.S. Plans	Transocean Plans	U.S. Plans	Non-U.S. Plans	Transocean Plans	U.S. Plans	Non-U.S. Plans	Transocean Plans
Equity securities:									
U.S.	$ 359	$ —	$ 359	$ —	$ 28	$ 28	$ 359	$ 28	$ 387
Non-U.S.	91	—	91	2	148	150	93	148	241
Total equity securities	450	—	450	2	176	178	452	176	628
Fixed income securities:									
U.S. government	59	—	59	—	—	—	59	—	59
U.S. corporate	175	—	175	—	—	—	175	—	175
Non-U.S. government	—	—	—	—	34	34	—	34	34
Non-U.S.	7	—	7	—	—	—	7	—	7
Total fixed income securities	241	—	241	—	34	34	241	34	275
Other investments:									
Cash	4	31	35	—	—	—	4	31	35
Property	—	—	—	—	7	7	—	7	7
Investment contracts	—	—	—	—	84	84	—	84	84
Total other investments	4	31	35	—	91	91	4	122	126
Total investments	$ 695	$ 31	$ 726	$ 2	$ 301	$ 303	$ 697	$ 332	$ 1,029

As of December 31, 2009, the investments for our funded Transocean Plans were categorized as follows (in millions):

	December 31, 2009								
	Quoted prices in active markets for identical assets			Significant other observable inputs			Total		
	U.S. Plans	Non-U.S. Plans	Transocean Plans	U.S. Plans	Non-U.S. Plans	Transocean Plans	U.S. Plans	Non-U.S. Plans	Transocean Plans
Equity securities:									
U.S.	$ 341	$ —	$ 341	$ —	$ 25	$ 25	$ 341	$ 25	$ 366
Non-U.S.	88	—	88	2	136	138	90	136	226
Total equity securities	429	—	429	2	161	163	431	161	592
Fixed income securities:									
U.S. government	109	—	109	—	—	—	109	—	109
U.S. corporate	38	—	38	—	—	—	38	—	38
Non-U.S. government	—	—	—	—	30	30	—	30	30
Non-U.S.	12	—	12	—	—	—	12	—	12
Total fixed income securities	159	—	159	—	30	30	159	30	189
Other investments:									
Cash	4	2	6	—	—	—	4	2	6
Property	—	—	—	—	11	11	—	11	11
Investment contracts	—	—	—	—	77	77	—	77	77
Total other investments	4	2	6	—	88	88	4	90	94
Total investments	$ 592	$ 2	$ 594	$ 2	$ 279	$ 281	$ 594	$ 281	$ 875

The U.S. Plans invest in passively managed funds that reference market indices. The Non-U.S. Plans invest in actively managed funds that are measured for performance against relevant index benchmarks or that are subject to contractual terms under selected insurance programs. Each plan's investment managers have discretion to select the securities held within each asset category. Given this discretion, the managers may occasionally invest in our debt or equity securities, and may hold either long or short positions in such securities. As the plan investment managers are required to maintain well diversified portfolios, the actual investment in our securities would be immaterial relative to asset categories and the overall plan assets.

Net periodic benefit costs—Net periodic benefit costs, before tax, included the following components (in millions):

	Year ended December 31, 2010			Year ended December 31, 2009			Year ended December 31, 2008		
	U.S. Plans	Non-U.S. Plans	Transocean Plans	U.S. Plans	Non-U.S. Plans	Transocean Plans	U.S. Plans	Non-U.S. Plans	Transocean Plans
Service cost	$ 42	$ 20	$ 62	$ 44	$ 18	$ 62	$ 30	$ 16	$ 46
Interest cost	54	20	74	50	17	67	47	17	64
Expected return on plan assets	(58)	(17)	(75)	(55)	(16)	(71)	(53)	(21)	(74)
Settlements and curtailments	5	3	8	4	2	6	(1)	—	(1)
Special termination benefits	3	—	3	—	—	—	3	—	3
Actuarial losses, net	13	4	17	18	2	20	4	—	4
Prior service cost (credit), net	(1)	—	(1)	(1)	1	—	—	1	1
Transition obligation, net	—	1	1	—	—	—	—	1	1
Net periodic benefit costs	$ 58	$ 31	$ 89	$ 60	$ 24	$ 84	$ 30	$ 14	$ 44

For the OPEB Plans, the combined components of net periodic benefit costs, including service cost, interest cost, amortization of prior service cost and recognized net actuarial losses were $2 million, $3 million and $3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The following table presents the amounts in accumulated other comprehensive income, before tax, that have not been recognized as components of net periodic benefit costs (in millions):

	December 31, 2010				December 31, 2009			
	U.S. Plans	Non-U.S. Plans	OPEB Plans	Total	U.S. Plans	Non-U.S. Plans	OPEB Plans	Total
Actuarial loss, net	$ 319	$ 52	$ 7	$ 378	$ 277	$ 117	$ 5	$ 399
Prior service cost (credit), net	(11)	8	(5)	(8)	(13)	(2)	(7)	(22)
Transition obligation, net	—	1	—	1	—	2	—	2
Total	$ 308	$ 61	$ 2	$ 371	$ 264	$ 117	$ (2)	$ 379

The following table presents the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit costs during the year ending December 31, 2011 (in millions):

	Year ending December 31, 2011			
	U.S. Plans	Non-U.S. Plans	OPEB Plans	Total
Actuarial loss, net	$ 22	$ 2	$ —	$ 24
Prior service cost (credit), net	(1)	1	(2)	(2)
Transition obligation, net	—	—	—	—
Total amount expected to be recognized	$ 21	$ 3	$ (2)	$ 22

Funding contributions—During the years ended December 31, 2010, 2009 and 2008, we contributed $115 million, $73 million and $78 million, respectively, to the Transocean Plans and the OPEB Plans using our cash flows from operations. For the year ending December 31, 2011, we expect to contribute $93 million to the Transocean Plans, and we expect to fund benefit payments of approximately $4 million for the OPEB Plans as costs are incurred.

Benefit payments—The following were the projected benefits payments (in millions):

	U.S. Plans	Non-U.S. Plans	OPEB Plans	Total
Years ending December 31,				
2011	$ 37	$ 7	$ 4	$ 48
2012	40	7	4	51
2013	42	8	4	54
2014	45	8	4	57
2015	47	9	4	60
2016-2020	285	57	22	364

Defined contribution plans

We sponsor three defined contribution plans, including (1) one qualified defined contribution savings plan covering certain employees working in the U.S. (the "U.S. Savings Plan"), (2) one defined contribution savings plan covering certain employees working outside the U.S. and U.K. (the "Non-U.S. Savings Plan"), and (3) one defined contribution pension plan that covers certain employees working outside the U.S. (the "Non-U.S. Pension Plan").

For the U.S. Savings Plan and the Non-U.S. Savings Plan, we make a matching contribution of up to 6.0 percent of each covered employee's base salary, based on the employee's contribution to the plan. For the Non-U.S. Pension Plan, we contribute between 4.5 percent and 6.5 percent of each covered employee's base salary, based on the employee's years of eligible service. We recorded approximately $69 million, $67 million and $51 million of expense related to our defined contribution plans for the years ended December 31, 2010, 2009 and 2008, respectively.

Severance plan

Following our merger with GlobalSantaFe in 2007, we established a plan to consolidate operations and administrative functions and identified 377 employees that were involuntarily terminated pursuant to this plan. We recognized $5 million, $17 million and $5 million of severance expense, recorded in operating and maintenance expense and in general and administrative expense, for the years ended December 31, 2010, 2009 and 2008, respectively. No additional expense will be recognized under the severance plan, which expired in January 2010. The liability associated with the severance plan, recorded in other current liabilities, was $1 million and $17 million at December 31, 2010 and 2009, respectively. Since the severance plan's inception in 2007, we have paid an aggregate amount of $74 million in termination benefits under the plan, including $21 million, $18 million and $33 million paid during the years ended December 31, 2010, 2009 and 2008, respectively.

Note 14—Commitments and Contingencies

Lease obligations

We have operating lease commitments expiring at various dates, principally for real estate, office space and office equipment. In August 2009, we accepted delivery of *Petrobras 10000*, an asset held under a capital lease through August 2029. Additionally, in March 2010, we acquired *GSF Explorer*, an asset formerly held under a capital lease, in exchange for a cash payment terminating the capital lease obligation in the amount of $15 million (see Note 11—Debt). Rental expenses for all leases, including leases with terms of less than one year, was approximately $98 million, $99 million and $89 million for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, future minimum rental payments related to noncancellable operating leases and the capital leases were as follows (in millions):

	Capital leases	Operating leases
Years ending December 31,		
2011	$ 66	$ 36
2012	72	31
2013	72	23
2014	73	16
2015	73	12
Thereafter	990	32
Total future minimum rental payment	$ 1,346	$ 150
Less amount representing imputed interest	(652)	
Present value of future minimum rental payments under capital leases	694	
Less current portion included in debt due within one year	(16)	
Long-term capital lease obligation	$ 678	

The following were the aggregate carrying amount of our assets held under capital lease, as of December 31, 2010 and 2009, respectively (in millions):

	December 31,	
	2010	2009
Property and equipment, cost	$ 740	$ 982
Accumulated depreciation	(20)	(27)
Property and equipment, net	$ 720	$ 955

Depreciation expense associated with our assets held under capital lease was $23 million, $14 million and $12 million for the years ended December 31, 2010, 2009 and 2008, respectively. The amount for the year ended December 31, 2010 includes only three months of depreciation expense for *GSF Explorer* through the date of our acquisition of the rig in March 2010.

Purchase obligations

At December 31, 2010, our purchase obligations, primarily related to our newbuilds, were as follows (in millions):

	Purchase obligations
Years ending December 31,	
2011	$ 381
2012	149
2013	—
2014	—
2015	—
Thereafter	—
Total	$ 530

Macondo well incident

Overview—On April 22, 2010, the Ultra-Deepwater Floater *Deepwater Horizon* sank after a blowout of the Macondo well caused a fire and explosion on the rig. Eleven persons were declared dead and others were injured as a result of the incident. At the time of the explosion, *Deepwater Horizon* was located approximately 41 miles off the coast of Louisiana in Mississippi Canyon Block 252 and was contracted to BP America Production Co.

As we continue to investigate the cause or causes of the incident, we are evaluating its consequences. Although we cannot predict the final outcome or estimate the reasonably possible range of loss with certainty, we have recognized a liability for estimated loss contingencies that we believe are probable and for which a reasonable estimate can be made. We have also recognized a receivable for the portion of this liability that we believe is recoverable from insurance. As of December 31, 2010, the amount of the estimated liability was $135 million, recorded in other current liabilities, and the corresponding estimated recoverable amount was $94 million, recorded in accounts receivable, net, on our consolidated balance sheet. New information or future developments could require us to adjust our disclosures and our estimated liabilities and insurance recoveries. See "—Contractual indemnity."

Litigation—As of December 31, 2010, 304 actions or claims were pending against Transocean entities, along with other unaffiliated defendants, in state and federal courts. Additionally, government agencies have initiated investigations into the Macondo well incident. We have categorized below the nature of the legal actions or claims. We are evaluating all claims and intend to vigorously defend any claims and pursue any and all defenses available. In addition, we believe we are entitled to contractual defense and indemnity for all wrongful death and personal injury claims made by non-employees and third-party subcontractors' employees as well as all liabilities for pollution or contamination, other than for pollution or contamination originating on or above the surface of the water. See "—Contractual indemnity."

Wrongful death and personal injury—As of December 31, 2010, we and one or more of our subsidiaries have been named, along with other unaffiliated defendants, in 30 complaints that were pending in state and federal courts in Louisiana and Texas involving multiple plaintiffs that allege wrongful death and other personal injuries arising out of the Macondo well incident. Per the order of the Multi-District Litigation Panel (the "MDL"), these claims have been centralized for discovery purposes in the U.S. District Court, Eastern District of Louisiana. The complaints generally allege negligence and seek awards of unspecified economic damages and punitive damages. BP plc (together with its affiliates, "BP"), MI-SWACO, Weatherford Ltd. and Cameron International Corporation and certain of its affiliates have, based on contractual arrangements, also made indemnity demands upon us with respect to personal injury and wrongful death claims asserted by our employees or representatives of our employees against these entities. See "—Contractual indemnity."

Economic loss—As of December 31, 2010, we and one or more of our subsidiaries were named, along with other unaffiliated defendants, in 70 individual complaints as well as 185 putative class-action complaints that were pending in the federal and state courts in Louisiana, Texas, Mississippi, Alabama, Georgia, Kentucky, South Carolina, Tennessee, Florida and possibly other courts. The complaints generally allege, among other things, potential economic losses as a result of environmental pollution arising out of the Macondo well incident and are based primarily on the Oil Pollution Act of 1990 ("OPA") and state OPA analogues. See "—Environmental matters." One complaint also alleges a violation of the Racketeer Influenced and Corrupt Organizations Act, but we were not named in this particular master complaint. The plaintiffs are generally seeking awards of unspecified economic, compensatory and punitive damages, as well as injunctive relief. See "—Contractual indemnity." Per the order of the MDL, the economic loss claims filed in federal courts have been or will be centralized for discovery purposes in the U.S. District Court, Eastern District of Louisiana. Absent agreement of the parties, however, the cases will be tried in the courts from which they were transferred.

Federal securities claims—Three federal securities law class actions are currently pending in the U.S. District Court, Southern District of New York, naming us and certain of our officers and directors as defendants. Two of these actions generally allege violations of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), Rule 10b-5 promulgated under the Exchange Act and Section 20(a) of the Exchange Act in connection with the Macondo well incident. The plaintiffs are generally seeking awards of unspecified economic damages, including damages resulting from the decline in our stock price after the Macondo well incident. The third action was filed by a former GlobalSantaFe shareholder, alleging that the proxy statement related to our shareholder meeting in connection with our merger with GlobalSantaFe violated Section 14(a) of the Exchange Act, Rule 14a-9 promulgated thereunder and Section 20(a) of the Exchange Act. The plaintiff claims that GlobalSantaFe shareholders received inadequate consideration for their shares as a result of the alleged violations and seeks rescission and compensatory damages.

Shareholder derivative claims—In June 2010, two shareholder derivative suits were filed by our shareholders naming us as a nominal defendant and certain of our officers and directors as defendants in the District Courts of the State of Texas. The first case generally alleges breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement and waste of corporate assets in connection with the Macondo well incident and the other generally alleges breach of fiduciary duty, unjust enrichment and waste of corporate assets in connection with the Macondo well incident. The plaintiffs are generally seeking, on behalf of Transocean, restitution and disgorgement of all profits, benefits and other compensation from the defendants.

Environmental matters—Environmental claims under two different schemes, statutory and common law, and in two different regimes, federal and state, have been asserted against us. See "—Litigation—Economic loss." Liability under many statutes is imposed without fault, but such statutes often allow the amount of damages to be limited. In contrast, common law liability requires proof of fault and causation, but generally has no readily defined limitation on damages, other than the type of damages that may be redressed. We have described below certain significant applicable environmental statutes and matters relating to the Macondo well incident. As described below, we believe that we have limited statutory environmental liability and we are entitled to contractual defense and indemnity for all liabilities for pollution or contamination, other than for pollution or contamination originating on or above the surface of the water. See "—Contractual indemnity."

Oil Pollution Act—OPA imposes strict liability on responsible parties of vessels or facilities from which oil is discharged into or upon navigable waters or adjoining shore lines. OPA defines the responsible parties with respect to the source of discharge. We believe that the owner or operator of a mobile offshore drilling unit ("MODU"), such as *Deepwater Horizon*, is only a responsible party with respect to discharges from the vessel that occur on or above the surface of the water. As the responsible party for *Deepwater Horizon*, we believe we are responsible only for the discharges of oil emanating from the rig. Therefore, we believe we are not responsible for the discharged hydrocarbons from the Macondo well.

Responsible parties for discharges are liable for: (1) removal and cleanup costs, (2) damages that result from the discharge, including natural resources damages, generally up to a statutorily defined limit, (3) reimbursement for government efforts and (4) certain other specified damages. For responsible parties of MODUs, the limitation on liability is determined based on the gross tonnage of the vessel. The statutory limits are not applicable, however, if the discharge is the result of gross negligence, willful misconduct, or violation of federal construction or permitting regulations by the responsible party or a party in a contractual relationship with the responsible party.

Additionally, the National Pollution Funds Center ("NPFC"), a division of the U.S. Coast Guard, is charged with administering the Oil Spill Liability Trust Fund ("OSLTF"). The NPFC collects fines and civil penalties under OPA from responsible parties, as defined in the statute. The payments are directed to the OSLTF. To date, the NPFC has issued nine invoices to BP, Anadarko Petroleum Corporation (together with its affiliates, "Anadarko") and MOEX Offshore LLC (together with its affiliates, "MOEX"), as the operator and leasehold owners of the well and, thus, the statutorily defined responsible parties for discharges from the well and wellhead. To date, BP has paid all nine of these invoices. Invoices have also been sent to us, and we have acknowledged responsible party status only with respect to discharges from the vessel on or above the surface of the water, if any.

In addition, on December 15, 2010, the Department of Justice (the "DOJ") filed a civil lawsuit against us and other unaffiliated defendants. The complaint alleges violations under OPA and the Clean Water Act, and the DOJ reserved its rights to amend the complaint to add new claims and defendants. The complaint asserts that all defendants named are jointly and severally liable for all removal costs and damages resulting from the Macondo well incident. In addition to the civil complaint, the DOJ served us with Civil Investigative Demands ("CIDs") on December 8, 2010. These demands are part of an on-going investigation by the DOJ to determine if we made false claims in connection with the operator's acquisition of the leasehold interest in the Mississippi Canyon Block 252, Gulf of Mexico and drilling operations on *Deepwater Horizon*.

We have also received claims directly from individuals, pursuant to OPA, requesting compensation for loss of income as a result of the Macondo well incident. BP has accepted responsible party status with the U.S. Coast Guard for the release of hydrocarbons from the Macondo well and has stated its intent to pay all legitimate claims, and we have not paid any of these claims.

Other federal statutes—Several of the claimants have made assertions under other statutes, including the Clean Water Act, the Endangered Species Act, the Migratory Bird Treaty Act, the Clean Air Act, the Comprehensive Environmental Response Compensation and Liability Act and the Emergency Planning and Community Right-to-Know Act.

State environmental laws—As of December 31, 2010, claims had been asserted by private claimants under state environmental statutes in Florida, Louisiana, Mississippi and Texas. As described below, claims asserted by various state and local governments are pending in Alabama, Florida, Louisiana and Texas.

In June 2010, the Louisiana Department of Environmental Quality (the "LDEQ") issued a consolidated compliance order and notice of potential penalty to us and certain of our subsidiaries asking us to eliminate and remediate discharges of oil and other pollutants into waters and property located in the State of Louisiana, and to submit a plan and report in response to the order. We requested that the LDEQ rescind the enforcement actions against us and our subsidiaries because the remediation actions that are the subject of such orders are actions that do not involve us or our subsidiaries, as we are not involved in the remediation or clean-up activities. Alternatively, if the LDEQ would not rescind the enforcement actions altogether, we requested the LDEQ to dismiss the enforcement actions against us and certain of our subsidiaries as these entities are not proper parties to the enforcement actions and were improperly served. In October 2010, the LDEQ rescinded its enforcement actions against us and our subsidiaries but reserved its rights to seek civil penalties for future violations of the Louisiana Environmental Quality Act.

In September 2010, the State of Louisiana filed a declaratory judgment seeking to designate us as a responsible party under OPA and the Louisiana Oil Spill Prevention and Response Act ("LOSPRA") for the discharges emanating from the Macondo well. Specifically the declaratory judgment claims (1) that we are a responsible party under OPA for all hydrocarbons discharged from the Macondo well, including underwater discharges of oil from the well head; (2) that we, as a responsible party, are jointly, severally, and strictly liable for the spill from the Macondo well in accordance with OPA; (3) that we are a responsible party under the Louisiana Oil Spill Prevention and Response Act for all hydrocarbons discharged from the Macondo well, including underwater discharges of oil from the well head; (4) that we, as a responsible party, are jointly, severally, and strictly liable for the spill from the Macondo well in accordance with the LOSPRA; and (5) seeks an award Plaintiff's costs incurred in pursuing this action as allowed by law.

Additionally, suits have been filed by the State of Alabama and the cities of Greenville, Evergreen, Georgiana and McKenzie, Alabama in the U.S. District Court, Middle District of Alabama; the Mexican States of Veracruz, Quintana Roo and Tamaulipas in the U.S. District Court, Western District of Texas; and the City of Panama City Beach, Florida in the U.S. District Court, Northern District of Florida. Generally, these governmental entities allege economic losses under OPA and other statutory environmental state claims and also assert various common law state claims. The claims of the State of Alabama, the cities in Alabama, and the Mexican States have been centralized in the MDL and will proceed in accordance with the MDL scheduling order, and the City of Panama City Beach's claim was voluntarily dismissed.

By letter dated May 5, 2010, the Attorneys General of the five Gulf Coast states of Alabama, Florida, Louisiana, Mississippi and Texas informed us that they intend to seek recovery of pollution clean-up costs and related damages arising from the Macondo well incident. In addition, by letter dated June 21, 2010, the Attorneys General of the 11 Atlantic Coast states of Connecticut, Delaware, Georgia, Maine, Maryland, Massachusetts, New Hampshire, New York, North Carolina, Rhode Island and South Carolina informed us that their states have not sustained any damage from the Macondo well incident but they would like assurances that we will be responsible financially if damages are sustained. We responded to each letter from the Attorneys General and indicated that we intend to fulfill our obligations as a responsible party for any discharge of oil from *Deepwater Horizon* on or above the surface of the water, and we assume that the operator will similarly fulfill its obligations under OPA for discharges from the undersea well. Other than the lawsuit filed by the State of Alabama discussed above, no further requests have been made or actions taken with regard to the initial communication.

Wreck removal—By letter dated December 6, 2010, the Coast Guard requested us to formulate and submit a comprehensive oil removal plan to remove any diesel fuel contained in the sponsons and fuel tanks that can be recovered from *Deepwater Horizon*. We have conducted a survey of the rig wreckage and are reviewing the results. We have insurance coverage for wreck removal for up to 25 percent of *Deepwater Horizon's* insured value, or $140 million, with any excess wreck removal liability generally covered to the extent of our remaining excess liability limits.

Contractual indemnity—Under our drilling contract for *Deepwater Horizon*, the operator has agreed, among other things, to assume full responsibility for and defend, release and indemnify us from any loss, expense, claim, fine, penalty or liability for pollution or contamination, including control and removal thereof, arising out of or connected with operations under the contract other than for pollution or contamination originating on or above the surface of the water from hydrocarbons or other specified substances within the control and possession of the contractor, as to which we agreed to assume responsibility and protect, release and indemnify the operator. Although we do not believe it is applicable to the Macondo well incident, we also agreed to indemnify and defend the operator up to a limit of $15 million for claims for loss or damage to third parties arising from pollution caused by the rig while it is off the drilling location, while the rig is underway or during drive off or drift off of the rig from the drilling location. The operator has also agreed, among other things, (1) to defend, release and indemnify us against loss or damage to the reservoir, and loss of property rights to oil, gas and minerals below the surface of the earth and (2) to defend, release and indemnify us and bear the cost of bringing the well under control in the event of a blowout or other loss of control. We agreed to defend, release and indemnify the operator for personal injury and death of our employees, invitees and the employees of our subcontractors while the operator agreed to defend, release and indemnify us for personal injury and death of its employees, invitees and the employees of its other subcontractors, other than us. We have also agreed to defend, release and indemnify the operator for damages to the rig and equipment, including salvage or removal costs.

Although we believe we are entitled to contractual defense and indemnity, given the potential amounts involved in connection with the Macondo well incident, the operator may seek to avoid its indemnification obligations. In particular, the operator, in response to our request for indemnification, has generally reserved all of its rights and stated that it could not at this time conclude that it is obligated to indemnify us. In doing so, the operator has asserted that the facts are not sufficiently developed to determine who is responsible and has cited a variety of possible legal theories based upon the contract and facts still to be developed. We believe this reservation of rights is without justification and that the operator is required to honor its indemnification obligations contained in our contract and described above.

Other legal proceedings

Asbestos litigation—In 2004, several of our subsidiaries were named, along with numerous other unaffiliated defendants, in 21 complaints filed on behalf of 769 plaintiffs in the Circuit Courts of the State of Mississippi and which claimed injuries arising out of exposure to asbestos allegedly contained in drilling mud during these plaintiffs' employment in drilling activities between 1965 and 1986. A Special Master, appointed to administer these cases pre-trial, subsequently required that each individual plaintiff file a separate lawsuit, and the original 21 multi-plaintiff complaints were then dismissed by the Circuit Courts. The amended complaints resulted in one of our subsidiaries being named as a direct defendant in seven cases. We have or may have an indirect interest in an additional 12 cases. The complaints generally allege that the defendants used or manufactured asbestos-containing products in connection with drilling operations and have included allegations of negligence, products liability, strict liability and claims allowed under the Jones Act and general maritime law. The plaintiffs generally seek awards of unspecified compensatory and punitive damages. In each of these cases, the complaints have named other unaffiliated defendant companies, including companies that allegedly manufactured the drilling-related products that contained asbestos. The preliminary information available on these claims is not sufficient to determine if there is an identifiable period for alleged exposure to asbestos, whether any asbestos exposure in fact occurred, the vessels potentially involved in the claims, or the basis on which the plaintiffs would support claims that their injuries were related to exposure to asbestos. However, the initial evidence available would suggest that we would have significant defenses to liability and damages. In 2009, two cases that were part of the original 2004 multi-plaintiff suits went to trial in Mississippi against unaffiliated defendant companies which allegedly manufactured drilling-related products containing asbestos. We were not a defendant in either of these cases. One of the cases resulted in a substantial jury verdict in favor of the plaintiff, and this verdict was subsequently vacated by the trial judge on the basis that the plaintiff failed to meet its burden of proof. While the court's decision is consistent with our general evaluation of the strength of these cases, it has not been reviewed on appeal. The second case resulted in a verdict completely in favor of the defendants. There were two additional trials in 2010, one resulting in a substantial verdict for the plaintiff and one resulting in a complete verdict for the defendants. We were not a defendant in either case and both of the matters are currently on appeal. We intend to defend these lawsuits vigorously, although there can be no assurance as to the ultimate outcome. We historically have maintained broad liability insurance, although we are not certain whether insurance will cover the liabilities, if any, arising out of these claims. Based on our evaluation of the exposure to date, we do not expect the liability, if any, resulting from these claims to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

One of our subsidiaries was involved in lawsuits arising out of the subsidiary's involvement in the design, construction and refurbishment of major industrial complexes. The operating assets of the subsidiary were sold and its operations discontinued in 1989, and the subsidiary has no remaining assets other than the insurance policies involved in its litigation, with its insurers and, either directly or indirectly as the beneficiary of a qualified settlement fund, funding from settlements with insurers, assigned rights from insurers and "coverage-in-place" settlement agreements with insurers, and funds received from the communication of certain insurance policies. The subsidiary has been named as a defendant, along with numerous other companies, in lawsuits alleging bodily injury or personal injury as a result of exposure to asbestos. As of December 31, 2010, the subsidiary was a defendant in approximately 1,037 lawsuits. Some of these lawsuits include multiple plaintiffs and we estimate that there are approximately 2,440 plaintiffs in these lawsuits. For many of these lawsuits, we have not been provided with sufficient information from the plaintiffs to determine whether all or some of the plaintiffs have claims against the subsidiary, the basis of any such claims, or the nature of their alleged injuries. The first of the asbestos-related lawsuits was filed against this subsidiary in 1990. Through December 31, 2010, the amounts expended to resolve claims, including both defense fees and expenses and settlement costs, have not been material, all known deductibles have been satisfied or are inapplicable, and the subsidiary's defense fees and expenses and costs of settlement have been met by insurance made available to the subsidiary. The subsidiary continues to be named as a defendant in additional lawsuits, and we cannot predict the number of additional cases in which it may be named a defendant nor can we predict the potential costs to resolve such additional cases or to resolve the pending cases. However, the subsidiary has in excess of $1 billion in insurance limits potentially available to the subsidiary. Although not all of the policies may be fully available due to the insolvency of certain insurers, we believe that the subsidiary will have sufficient funding from settlements and claims payments from insurers, assigned rights from insurers and "coverage-in-place" settlement agreements with insurers to respond to these claims. While we cannot predict or provide assurance as to the final outcome of these matters, we do not believe that the current value of the claims where we have been identified will have a material impact on our consolidated statement of financial position, results of operations or cash flows.

Rio de Janeiro tax assessment—In the third quarter of 2006, we received tax assessments of approximately $188 million from the state tax authorities of Rio de Janeiro in Brazil against one of our Brazilian subsidiaries for taxes on equipment imported into the state in connection with our operations. The assessments resulted from a preliminary finding by these authorities that our subsidiary's record keeping practices were deficient. We currently believe that the substantial majority of these assessments are without merit. We filed an initial response with the Rio de Janeiro tax authorities on September 9, 2006 refuting these additional tax assessments. In September 2007, we received confirmation from the state tax authorities that they believe the additional tax assessments are valid, and as a result, we filed an appeal on September 27, 2007 to the state Taxpayer's Council contesting these assessments. While we cannot predict or provide assurance as to the final outcome of these proceedings, we do not expect it to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

Brazilian import license assessment—In the fourth quarter of 2010, one of our Brazilian subsidiaries received an assessment from the Brazilian federal tax authorities in Rio de Janeiro of approximately $235 million based upon the alleged failure to timely apply for import licenses for certain equipment and for allegedly providing improper information on import license applications. We responded to the assessment on December 22, 2010, and we currently believe that a substantial majority of the assessment is without merit. While we cannot predict or provide assurance as to the final outcome of these proceedings, we do not expect it to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

Patent litigation—In 2007, several of our subsidiaries were sued by Heerema Engineering Services ("Heerema") in the United States District Court for the Southern District of Texas for patent infringement, claiming that we infringe their U.S. patent entitled Method and Device for Drilling Oil and Gas. Heerema claims that our Enterprise class, advanced Enterprise class, Express class and Development Driller class of drilling rigs operating in the U.S. Gulf of Mexico infringe on this patent. Heerema seeks unspecified damages and injunctive relief. The court has held a hearing on construction of Heerema's patent but has not yet issued a decision. We deny liability for patent infringement, believe that Heerema's patent is invalid and intend to vigorously defend against the claim. We do not expect the liability, if any, resulting from this claim to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

Other matters—We are involved in various tax matters and various regulatory matters. We are also involved in lawsuits relating to damage claims arising out of hurricanes Katrina and Rita, all of which are insured and which are not material to us. In addition, as of December 31, 2010, we were involved in a number of other lawsuits, including a dispute for municipal tax payments in Brazil and a dispute involving customs procedures in India, neither of which is material to us, and all of which have arisen in the ordinary course of our business. We do not expect the liability, if any, resulting from these other matters to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. We cannot predict with certainty the outcome or effect of any of the litigation matters specifically described above or of any such other pending or threatened litigation. There can be no assurance that our beliefs or expectations as to the outcome or effect of any lawsuit or other litigation matter will prove correct and the eventual outcome of these matters could materially differ from management's current estimates.

Other environmental matters

Hazardous waste disposal sites—We have certain potential liabilities under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state acts regulating cleanup of various hazardous waste disposal sites, including those described below. CERCLA is intended to expedite the remediation of hazardous substances without regard to fault. Potentially responsible parties ("PRPs") for each site include present and former owners and operators of, transporters to and generators of the substances at the site. Liability is strict and can be joint and several.

We have been named as a PRP in connection with a site located in Santa Fe Springs, California, known as the Waste Disposal, Inc. site. We and other PRPs have agreed with the U.S. Environmental Protection Agency ("EPA") and the DOJ to settle our potential liabilities for this site by agreeing to perform the remaining remediation required by the EPA. The form of the agreement is a consent decree, which has been entered by the court. The parties to the settlement have entered into a participation agreement, which makes us liable for approximately eight percent of the remediation and related costs. The remediation is complete, and we believe our share of the future operation and maintenance costs of the site is not material. There are additional potential liabilities related to the site, but these cannot be quantified, and we have no reason at this time to believe that they will be material.

One of our subsidiaries has been ordered by the California Regional Water Quality Control Board ("CRWQCB") to develop a testing plan for a site known as Campus 1000 Fremont in Alhambra, California. This site was formerly owned and operated by certain of our subsidiaries. It is presently owned by an unrelated party, which has received an order to test the property. We have also been advised that one or more of our subsidiaries is likely to be named by the EPA as a PRP for the San Gabriel Valley, Area 3, Superfund site, which includes this property. Testing has been completed at the property but no contaminants of concern were detected. In discussions with CRWQCB staff, we were advised of their intent to issue us a "no further action" letter but it has not yet been received. Based on the test results, we would contest any potential liability. We have no knowledge at this time of the potential cost of any remediation, who else will be named as PRPs, and whether in fact any of our subsidiaries is a responsible party. The subsidiaries in question do not own any operating assets and have limited ability to respond to any liabilities.

Resolutions of other claims by the EPA, the involved state agency or PRPs are at various stages of investigation. These investigations involve determinations of:

- the actual responsibility attributed to us and the other PRPs at the site;
- appropriate investigatory or remedial actions; and
- allocation of the costs of such activities among the PRPs and other site users.

Our ultimate financial responsibility in connection with those sites may depend on many factors, including:

- the volume and nature of material, if any, contributed to the site for which we are responsible;
- the numbers of other PRPs and their financial viability; and
- the remediation methods and technology to be used.

It is difficult to quantify with certainty the potential cost of these environmental matters, particularly in respect of remediation obligations. Nevertheless, based upon the information currently available, we believe that our ultimate liability arising from all environmental matters, including the liability for all other related pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, is adequately accrued and should not have a material effect on our financial position, or ongoing results of operations. Estimated costs of future expenditures for environmental remediation obligations are not discounted to their present value.

Contamination litigation

On July 11, 2005, one of our subsidiaries was served with a lawsuit filed on behalf of three landowners in Louisiana in the 12th Judicial District Court for the Parish of Avoyelles, State of Louisiana. The lawsuit named 19 other defendants, all of which were alleged to have contaminated the plaintiffs' property with naturally occurring radioactive material, produced water, drilling fluids, chlorides, hydrocarbons, heavy metals and other contaminants as a result of oil and gas exploration activities. Experts retained by the plaintiffs issued a report suggesting significant contamination in the area operated by the subsidiary and another codefendant, and claimed that over $300 million would be required to properly remediate the contamination. The experts retained by the defendants conducted their own investigation and concluded that the remediation costs would amount to no more than $2.5 million.

The plaintiffs and the codefendant threatened to add GlobalSantaFe as a defendant in the lawsuit under the "single business enterprise" doctrine contained in Louisiana law. The single business enterprise doctrine is similar to corporate veil piercing doctrines. On August 16, 2006, our subsidiary and its immediate parent company, each of which is an entity that no longer conducts operations or holds assets, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. Later that day, the plaintiffs dismissed our subsidiary from the lawsuit. Subsequently, the codefendant filed various motions in the lawsuit and in the Delaware bankruptcies attempting to assert alter ego and single business enterprise claims against GlobalSantaFe and two other subsidiaries in the lawsuit. The efforts to assert alter ego and single business enterprise theory claims against

GlobalSantaFe were rejected by the Court in Avoyelles Parish, and the lawsuit against the other defendant went to trial on February 19, 2007. This lawsuit was resolved at trial with a settlement by the codefendant that included a $20 million payment and certain cleanup activities to be conducted by the codefendant. The codefendant further claimed to receive a right to continue to pursue the original plaintiff's claims.

The codefendant sought to dismiss the bankruptcies. In addition, the codefendant filed proofs of claim against both our subsidiary and its parent with regard to its claims arising out of the settlement of the lawsuit. On February 15, 2008, the Bankruptcy Court denied the codefendant's request to dismiss the bankruptcy case but modified the automatic stay to allow the codefendant to proceed on its claims against the debtors, our subsidiary and its parent, and their insurance companies. The codefendant subsequently filed suit against the debtors and certain of its insurers in the Court of Avoyelles Parish to determine their liability for the settlement. The denial of the motion to dismiss the bankruptcies was appealed. On appeal the bankruptcy cases were ordered to be dismissed, and the bankruptcies were dismissed on June 14, 2010.

On March 10, 2010, GlobalSantaFe and the two subsidiaries filed a declaratory judgment action in State District Court in Houston, Texas against the codefendant and the debtors seeking a declaration that GlobalSantaFe and the two subsidiaries had no liability under legal theories advanced by the codefendant. This action is currently stayed.

On March 11, 2010, the codefendant filed a motion for leave to amend the pending litigation in Avoyelles Parish to add GlobalSantaFe, Transocean Worldwide Inc., its successor and our wholly owned subsidiary, and one of the subsidiaries as well as various additional insurers. Leave to amend was granted and the amended petition was filed. An extension to respond for all purposes was agreed until April 28, 2010 for the debtors, GlobalSantaFe, Transocean Worldwide Inc. and the subsidiary. On April 28, 2010, GlobalSantaFe and its two subsidiaries filed various exceptions seeking dismissal of the Avoyelles Parish lawsuit, which have been denied. Subsequent to denial supervisory writs were filed with the Third Circuit Court of Appeals for the State of Louisiana.

On December 15, 2010, as permitted under the existing Case Management Order, GlobalSantaFe and various subsidiaries served third-party demands joining various insurers in the Avoyelles Parish lawsuit seeking insurance coverage for the claims brought against GlobalSantaFe and various subsidiaries.

We believe that these legal theories should not be applied against GlobalSantaFe or Transocean Worldwide Inc. Our subsidiary, its parent and GlobalSantaFe intend to continue to vigorously defend against any action taken in an attempt to impose liability against them under the theories discussed above or otherwise and believe they have good and valid defenses thereto. We do not believe that these claims will have a material impact on our consolidated statement of financial position, results of operations or cash flows.

Retained risk

Our hull and machinery and excess liability insurance program consists of commercial market and captive insurance policies primarily with 12-month and 11-month policy periods beginning on May 1, 2010 and June 1, 2010, respectively.

Under the hull and machinery program, we generally maintain a $125 million per occurrence deductible, limited to a maximum of $250 million per policy period. Subject to the same shared deductible, we also have coverage for costs incurred to mitigate damage to a rig up to an amount equal to 25 percent of a rig's insured value. Also subject to the same shared deductible, we have coverage for wreck removal for an amount up to 25 percent of a rig's insured value, with any excess generally covered to the extent of our excess liability coverage described below. However, the shared deductible is $0 in the event of a total loss or a constructive total loss of a drilling unit.

We carry $950 million of commercial market excess liability coverage, exclusive of deductibles and self-insured retention, noted below, which generally covers offshore risks such as personal injury, third-party property claims, and third-party non-crew claims, including wreck removal and pollution. Our excess liability coverage has separate (1) $10 million per occurrence deductibles on crew personal injury liability and on collision liability claims and (2) a separate $5 million per occurrence deductible on other third-party non-crew claims. These types of excess liability coverages are subject to an additional aggregate self-insured retention of $50 million that is applied to any occurrence in excess of the per occurrence deductible until the $50 million is exhausted. We generally retain the risk for any liability losses in excess of $1.0 billion.

We also carry $100 million of additional insurance that generally covers expenses that would otherwise be assumed by the well owner, such as costs to control the well, redrill expenses and pollution from the well. This additional insurance provides coverage for such expenses in circumstances in which we have legal or contractual liability arising from our gross negligence or willful misconduct. As of December 31, 2010, the insured value of our drilling rig fleet was approximately $38.5 billion in the aggregate, excluding rigs under construction.

We have elected to self-insure operators extra expense coverage for ADTI and CMI. This coverage provides protection against expenses related to well control, pollution and redrill liability associated with blowouts. ADTI's customers assume, and indemnify ADTI for, liability associated with blowouts in excess of a contractually agreed amount, generally $50 million.

We generally do not have commercial market insurance coverage for physical damage losses, including liability for wreck removal expenses, to our fleet caused by named windstorms in the U.S. Gulf of Mexico and war perils worldwide. Except with respect to *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2*, we generally do not carry insurance for loss of revenue unless contractually required.

Letters of credit and surety bonds

We had letters of credit outstanding totaling $595 million and $567 million at December 31, 2010 and December 31, 2009, respectively. These letters of credit guarantee various import duties, contract bidding and performance activities under various committed and uncommitted credit lines provided by several banks.

In April 2010, TPDI obtained a letter of credit in the amount of $60 million to satisfy its liquidity requirements under the TPDI Credit Facilities, which is included in the total as of December 31, 2010. The letter of credit was issued under an uncommitted credit facility that has been established by one of our subsidiaries. See Note 11—Debt.

As is customary in the contract drilling business, we also have various surety bonds in place that secure customs obligations relating to the importation of our rigs and certain performance and other obligations. Surety bonds outstanding totaled $27 million and $31 million at December 31, 2010 and December 31, 2009, respectively.

Note 15—Redeemable Noncontrolling Interest

In October 2010, Pacific Drilling's interest in TPDI became redeemable, and we reclassified to temporary equity the carrying amount associated with its interest (see Note 4—Variable Interest Entities). Changes in redeemable noncontrolling interest were as follows:

	Years ended December 31,		
	2010	2009	2008
Redeemable noncontrolling interest			
Balance, beginning of period	$ —	$ —	$ —
Reclassification from noncontrolling interest	26		—
Net income attributable to noncontrolling interest (a)	13	—	—
Other comprehensive income attributable to noncontrolling interest (a)	(14)		—
Balance, end of period	$ 25	$ —	$ —

(a) Amounts represent activity following reclassification to temporary equity in October 2010.

Note 16—Shareholders' Equity

Shares held by subsidiary—In connection with the Redomestication Transaction in December 2008, we issued 16 million of our shares to one of our subsidiaries for future use to satisfy our obligations to deliver shares in connection with awards granted under our incentive plans or other rights to acquire our shares. At December 31, 2010 and December 31, 2009, our subsidiary held 13,291,353 shares and 14,011,416 shares, respectively.

Share repurchase program—In May 2009, at our annual general meeting, our shareholders approved and authorized our board of directors, at its discretion, to repurchase an amount of our shares for cancellation with an aggregate purchase price of up to CHF 3.5 billion, which is equivalent to approximately $3.8 billion, using an exchange rate of USD 1.00 to CHF 0.93 as of the close of trading on December 31, 2010. On February 12, 2010, our board of directors authorized our management to implement the share repurchase program.

During the year ended December 31, 2010, following the authorization by our board of directors, we repurchased 2,863,267 of our shares under our share repurchase program for an aggregate purchase price of CHF 257 million, equivalent to $240 million. At December 31, 2010, we held 2,863,267 treasury shares purchased under our share repurchase program, recorded at cost.

Distribution—In May 2010, at our annual general meeting, our shareholders approved a cash distribution in the form of a par value reduction in the aggregate amount of CHF 3.44 per issued share, equal to approximately $3.70, using an exchange rate of USD 1.00 to CHF 0.93 as of the close of trading on December 31, 2010. According to the May 2010 shareholder resolution and pursuant to applicable Swiss law, we were required to submit an application to the Commercial Register of the Canton of Zug in relation to each quarterly installment to register the relevant partial par value reduction, together with, among other things, a compliance deed issued by an independent notary public. On August 13, 2010, the Commercial Register of the Canton of Zug rejected our application to register the first of the four partial par value reductions. We appealed the Commercial Register's decision, and on December 9, 2010, the Administrative Court of the Canton of Zug rejected our appeal. The Administrative Court held that the statutory requirements for the registration of the par value reduction in the commercial register could not be met given the existence of lawsuits filed in the United States related to the Macondo well incident that were served in Switzerland and the reference to such lawsuits in the compliance deed. The Administrative Court's opinion also held that under these circumstances it was not possible to submit an amended compliance deed. Based on these considerations, we do not believe that a financial obligation existed for the distribution. See Note 25—Subsequent Events.

Note 17—Share-Based Compensation Plans

Overview—We have (i) a long-term incentive plan (the "Long-Term Incentive Plan") for executives, key employees and outside directors under which awards can be granted in the form of stock options, restricted shares, deferred units, SARs and cash performance awards and (ii) other incentive plans under which awards are currently outstanding. Awards that may be granted under the Long-Term Incentive Plan include traditional time-vesting awards ("time-based awards") and awards that are earned based on the achievement of certain performance criteria ("performance-based awards") or market factors ("market-based awards"). Our executive compensation committee of our board of directors determines the terms and conditions of the awards granted under the Long-Term Incentive Plan. As of December 31, 2010, we had 36 million shares authorized and 16 million shares available to be granted under the Long-Term Incentive Plan.

Time-based awards typically vest either in three equal annual installments beginning on the first anniversary date of the grant or in an aggregate installment at the end of the stated vesting period. Performance-based and market-based awards are typically awarded subject to either a two-year or a three-year measurement period during which the number of options, shares or deferred units remains uncertain. At the end of the measurement period, the awarded number of options, shares or deferred units is determined (the "determination date") subject to the stated vesting period. The two-year awards generally vest in three equal installments beginning on the determination date and on January 1 of each of the two subsequent years. The three-year awards generally vest in one aggregate installment following the determination date. Once vested, options and SARs generally have a 10-year term during which they are exercisable.

In connection with the Redomestication Transaction, we adopted and assumed the Long-Term Incentive Plan and other employee benefit plans and arrangements of Transocean Inc., and those plans and arrangements were amended as necessary to give effect to the Redomestication Transaction, including to provide (1) that our shares will be issued, held, available or used to measure benefits as appropriate under the plans and arrangements, in lieu of Transocean Inc. ordinary shares, including upon exercise of any options or SARs issued under those plans and arrangements; and (2) for the appropriate substitution of us for Transocean Inc. in those plans and arrangements. Additionally, we issued 16 million of our shares to Transocean Inc., 13 million of which remained available as of December 31, 2010, for future use to satisfy our obligations to deliver shares in connection with awards granted under incentive plans, warrants or other rights to acquire our shares (see Note 16—Shareholders' Equity).

As of December 31, 2010, total unrecognized compensation costs related to all unvested share-based awards totaled $99 million, which is expected to be recognized over a weighted-average period of 1.8 years. During the years ended December 31, 2010 and 2009, we recognized additional share-based compensation expense of $12 million and $8 million, respectively, in connection with modifications of share-based awards. During the year ended December 31, 2008, we did not recognize a significant amount of additional share-based compensation expense in connection with modifications of share-based awards.

Option valuation assumptions—We estimated the fair value of each option award under the Long-Term Incentive Plan on the grant date using the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions:

	Years ended December 31,		
	2010	2009	2008
Dividend yield	4%	—	—
Expected price volatility	39%	49%	36%
Risk-free interest rate	2.30%	1.80%	3.00%
Expected life of options	4.7 years	4.8 years	4.4 years
Weighted-average fair value of options granted	$ 30.03	$ 26.07	$ 49.32

We estimated the fair value of each option grant under the Employee Stock Purchase Plan ("ESPP") using the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions:

	Years ended December 31,		
	2010 (a)	2009 (a)	2008
Dividend yield	—	—	—
Expected price volatility	—	—	31%
Risk-free interest rate	—	—	3.15%
Expected life of options	—	—	1.0 year
Weighted-average fair value of options granted	$ —	$ —	$ 41.39

(a) As of January 1, 2009, we discontinued offering the ESPP.

Time-Based Awards

Stock options—The following table summarizes vested and unvested time-based vesting stock option ("time-based options") activity under our incentive plans during the year ended December 31, 2010:

	Number of shares under option	Weighted-average exercise price per share	Weighted-average remaining contractual term (years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2010	1,828,655	$ 60.69	4.96	$ 40
Granted	253,288	82.55		
Exercised	(289,445)	42.26		
Forfeited	(138,815)	71.37		
Outstanding at December 31, 2010	1,653,683	$ 66.37	5.29	$ 5
Vested and exercisable at December 31, 2010	1,183,283	$ 61.28	3.99	$ 10

The weighted-average grant-date fair value of time-based options granted during the year ended December 31, 2010 was $30.03 per share. The total pretax intrinsic value of time-based options exercised during the year ended December 31, 2010 was $11 million. There were 470,400 unvested time-based options outstanding as of December 31, 2010.

There were time-based options to purchase 597,898 and 276,281 shares granted during the years ended December 31, 2009 and 2008, respectively, with weighted-average grant-date fair values of $26.07 and $49.32 per share, respectively. There were 980,105 and 1,066,173 time-based options exercised during the years ended December 31, 2009 and 2008, respectively. The total pretax intrinsic value of time-based options exercised was $43 million and $101 million during the years ended December 31, 2009 and 2008, respectively. There were 656,790 and 273,314 unvested time-based options outstanding as of December 31, 2009 and 2008, respectively.

Restricted shares—The following table summarizes unvested share activity for time-based vesting restricted shares ("time-based shares") granted under our incentive plans during the year ended December 31, 2010:

	Number of shares	Weighted-average grant-date fair value per share
Unvested at January 1, 2010	98,386	$ 112.14
Vested	(92,573)	111.32
Forfeited	(1,874)	109.97
Unvested at December 31, 2010	3,939	$ 132.32

We did not grant any time-based shares during the years ended December 31, 2010 and 2009. There were 259,057 time-based shares granted during the year ended December 31, 2008. The weighted-average grant-date fair value of time-based shares granted was $126.26 per share for the year ended December 31, 2008. There were 320,782 and 129,979 time-based shares that vested during the years ended December 31, 2009 and 2008, respectively. The total grant-date fair value of time-based shares that vested was $10 million, $39 million and $14 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Deferred units—A deferred unit is a unit that is equal to one share but has no voting rights until the underlying shares are issued. The following table summarizes unvested activity for time-based vesting deferred units ("time-based units") granted under our incentive plans during the year ended December 31, 2010:

	Number of units	Weighted-average grant-date fair value per share
Unvested at January 1, 2010	1,455,447	$ 76.58
Granted	1,055,367	76.83
Vested	(559,339)	81.11
Forfeited	(106,691)	78.65
Unvested at December 31, 2010	1,844,784	$ 75.23

The total grant-date fair value of the time-based units vested during the year ended December 31, 2010 was $45 million.

There were 1,287,893 and 498,216 time-based units granted during the years ended December 31, 2009 and 2008, respectively. The weighted-average grant-date fair value of time-based units granted was $60.53 and $143.85 per share for the years ended December 31, 2009 and 2008, respectively. There were 282,543 and 25,740 time-based units that vested during the years ended

December 31, 2009 and 2008, respectively. The total grant-date fair value of deferred units that vested was $33 million and $3 million for the years ended December 31, 2009 and 2008, respectively.

SARs—The following table summarizes share-settled SARs activity under our incentive plans during the year ended December 31, 2010:

	Number of awards	Weighted-average exercise price per share	Weighted-average remaining contractual term (years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2010	189,139	$ 93.28	6.76	$ —
Outstanding at December 31, 2010	189,139	$ 93.28	5.76	$ —
Vested and exercisable at December 31, 2010	189,139	$ 93.28	5.76	$ —

At January 1 and December 31, 2010, we have presented the aggregate intrinsic value as zero since the weighted-average exercise price per share exceeded the market price of our shares on those dates. We did not grant share-settled SARs during the years ended December 31, 2010, 2009, and 2008. There were no performance-based options exercised during the year ended December 31, 2010. There were 224 and 315,408 share-settled SARs exercised, with a total pretax intrinsic value of zero, during the years ended December 31, 2009 and 2008, respectively. There were no unvested share-settled SARs outstanding as of December 31, 2010, 2009 and 2008.

Performance-Based Awards

Stock options—We grant performance-based stock options ("performance-based options") that can be earned depending on the achievement of certain performance targets. The number of options earned is quantified upon completion of the performance period at the determination date. The following table summarizes vested and unvested performance-based option activity under our incentive plans during the year ended December 31, 2010:

	Number of shares under option	Weighted-average exercise price per share	Weighted-average remaining contractual term (years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2010	179,262	$ 75.30	6.22	$ 1
Outstanding at December 31, 2010	179,262	$ 75.30	5.22	$ —
Vested and exercisable at December 31, 2010	179,262	$ 75.30	5.22	$ —

At December 31, 2010, we have presented the aggregate intrinsic value as zero since the weighted-average exercise price per share exceeded the market price of our shares on that date. We did not grant performance-based options during the years ended December 31, 2010, 2009 and 2008. There were no performance-based options exercised during the years ended December 31, 2010 and 2009. There were 212,840 performance-based options exercised, with a total pretax intrinsic value of $22 million, during the year ended December 31, 2008. There were no unvested performance-based stock options outstanding as of December 31, 2010, 2009 and 2008.

Market-Based Awards

Deferred units—We grant market-based deferred units ("market-based units") that can be earned depending on the achievement of certain market conditions. The number of units earned is quantified upon completion of the specified period at the determination date. The following table summarizes unvested activity for market-based units granted under our incentive plans during the year ended December 31, 2010:

	Number of units	Weighted-average grant-date fair value per share
Unvested at January 1, 2010	330,870	$ 93.70
Granted	122,934	82.55
Forfeited	(30,898)	84.48
Unvested at December 31, 2010	422,906	$ 89.14

There were 285,012 and 99,464 market-based units granted with a weighted-average grant-date fair value of $75.98 and $144.32 per share during the years ended December 31, 2009 and 2008, respectively. No market-based units vested in the years ended December 31, 2009 and 2008.

ESPP—Through December 31, 2008, we offered an ESPP under which certain full-time employees could choose to have between two and 20 percent of their annual base earnings withheld to purchase up to $21,150 of our shares each year. The purchase price of the shares was 85 percent of the lower of the beginning-of-year or end-of-year market price of our shares. At December 31, 2008, 577,537 shares were available for issuance under the ESPP. As of January 1, 2009, we discontinued offering the ESPP.

Note 18—Supplemental Balance Sheet Information

Other current liabilities were comprised of the following (in millions):

	December 31,	
	2010	2009
Other current liabilities		
Accrued payroll and employee benefits	$ 272	$ 263
Deferred revenue	150	147
Accrued taxes, other than income	123	102
Accrued interest	97	83
Unearned income	15	15
Other	204	120
Total other current liabilities	$ 861	$ 730

Other long-term liabilities were comprised of the following (in millions):

	December 31,	
	2010	2009
Other long-term liabilities		
Long-term income taxes payable	$ 655	$ 594
Accrued pension liabilities	416	453
Deferred revenue	393	214
Drilling contract intangibles	152	268
Accrued retiree life insurance and medical benefits	53	51
Other	103	104
Total other long-term liabilities	$ 1,772	$ 1,684

Note 19—Fair Value of Financial Instruments

We estimate the fair value of each class of financial instruments, for which estimating fair value is practicable, by applying the following methods and assumptions:

Cash and cash equivalents—The carrying amount of cash and cash equivalents, which are stated at cost plus accrued interest, approximates fair value because of the short maturities of those instruments.

Accounts receivable—The carrying amount, net of valuation allowance, approximates fair value because of the short maturities of those instruments.

Short-term investments—The carrying amount of our short-term investments approximates fair value and represents our estimate of the amount we expect to recover. Our short-term investments primarily include our investment in The Reserve International Liquidity Fund Ltd. At December 31, 2010, we did not hold any short-term investments. At December 31, 2009, the carrying amount of our short-term investments was $38 million, recorded in other current assets on our consolidated balance sheets (see Note 21—Supplemental Cash Flow Information).

Notes receivable and working capital loan receivable—The carrying amount represents the estimated fair value, measured using unobservable inputs that require significant judgment, for which there is little or no market data, including the credit rating of the borrower. At December 31, 2010, the aggregate carrying amount of our notes receivable and working capital loan receivable was $115 million, including $4 million and $111 million recorded in other current assets and other assets, respectively. We did not hold notes receivable as of December 31, 2009.

Debt—The fair value of our fixed-rate debt is measured using direct or indirect observable inputs, including quoted prices or other market data, for similar assets or liabilities in active markets or identical assets or liabilities in less active markets. Our variable-rate debt is included in the fair values stated below at its carrying amount since the short-term interest rates cause the face value to approximate its fair value. The TPDI Notes and ODL Loan Facility are included in the fair values stated below at their aggregate carrying amount of $158 million at December 31, 2010 and December 31, 2009, since there is no available market price for such related-party debt (see Note 23—Related Party Transactions). The carrying amounts and estimated fair values of our long-term debt, including debt due within one year, were as follows (in millions):

	December 31, 2010		December 31, 2009	
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt, including current maturities	$ 10,271	$ 10,562	$ 10,534	$ 11,218
Long-term debt of consolidated variable interest entities, including current maturities	950	964	1,183	1,178

Derivative instruments—The carrying amount of our derivative instruments represents the estimated fair value, measured using direct or indirect observable inputs, including quoted prices or other market data for similar assets or liabilities in active markets or identical assets or liabilities in less active markets. At December 31, 2010, the carrying amounts of our derivative instruments were $17 million and $13 million, recorded in other assets and other long-term liabilities, respectively, on our consolidated balance sheets. At December 31, 2009, the carrying amounts of our derivative instruments were $5 million and $5 million, recorded in other assets and other long-term liabilities, respectively, on our consolidated balance sheets.

Note 20—Financial Instruments and Risk Concentration

Interest rate risk—Financial instruments that potentially subject us to concentrations of interest rate risk include our cash equivalents, short-term investments, debt and capital lease obligations. We are exposed to interest rate risk related to our cash equivalents and short-term investments, as the interest income earned on these investments changes with market interest rates. Floating rate debt, where the interest rate can be adjusted every year or less over the life of the instrument, exposes us to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument and the instrument's maturity is greater than one year, exposes us to changes in market interest rates when we refinance maturing debt with new debt.

From time to time, we may use interest rate swap agreements to manage the effect of interest rate changes on future income. These derivatives are used as hedges and are not used for speculative or trading purposes. Interest rate swaps are designated as a hedge of underlying future interest payments. These agreements involve the exchange of amounts based on variable interest rates and amounts based on a fixed interest rate over the life of the agreement without an exchange of the notional amount upon which the payments are based. The interest rate differential to be received or paid on the swaps is recognized over the lives of the swaps as an adjustment to interest expense. Gains and losses on terminations of interest rate swap agreements are deferred and recognized as an adjustment to interest expense over the remaining life of the underlying debt. In the event of the early retirement of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income.

Foreign exchange risk—Our international operations expose us to foreign exchange risk. This risk is primarily associated with compensation costs denominated in currencies other than the U.S. dollar, which is our functional currency, and with purchases from foreign suppliers. We use a variety of techniques to minimize the exposure to foreign exchange risk, including customer contract payment terms and, from time to time, the use of foreign exchange derivative instruments.

Our primary foreign exchange risk management strategy involves structuring customer contracts to provide for payment in both U.S. dollars and local currency. The payment portion denominated in local currency is based on anticipated local currency requirements over the contract term. Due to various factors, including customer acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, actual foreign exchange needs may vary from those anticipated in the customer contracts, resulting in partial exposure to foreign exchange risk. Fluctuations in foreign currencies typically have not had a material impact on overall results. In situations where payments of local currency do not equal local currency requirements, we may use foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange.

We do not enter into derivative transactions for speculative purposes. Gains and losses on foreign exchange derivative instruments that qualify as accounting hedges are deferred as other comprehensive income and recognized when the underlying foreign exchange exposure is realized. Gains and losses on foreign exchange derivative instruments that do not qualify as hedges for accounting purposes are recognized currently based on the change in market value of the derivative instruments. At December 31, 2010 and 2009, we had no outstanding foreign exchange derivative instruments.

Credit risk—Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents, short-term investments and trade receivables. It is our practice to place our cash and cash equivalents in time deposits at commercial banks with high credit ratings or mutual funds, which invest exclusively in high quality money market instruments. We limit the amount of exposure to any one institution and do not believe we are exposed to any significant credit risk.

We derive the majority of our revenue from services to international oil companies, government-owned and government-controlled oil companies. Receivables are dispersed in various countries (see Note 22—Segments, Geographical Analysis and Major Customers). We maintain an allowance for doubtful accounts receivable based upon expected collectability and establish reserves for doubtful accounts on a case-by-case basis when we believe the required payment of specific amounts owed to us is unlikely to occur. Although we have encountered isolated credit concerns related to independent oil companies, we are not aware of any significant credit risks related to our customer base and do not generally require collateral or other security to support customer receivables.

Labor agreements—We require highly skilled personnel to operate our drilling units. We conduct extensive personnel recruiting, training and safety programs. At December 31, 2010, we had approximately 18,050 employees, including approximately 1,950 persons engaged through contract labor providers. Some of our employees working in Angola, the U.K., Norway and Australia, are represented by, and some of our contracted labor work under, collective bargaining agreements. Many of these represented individuals are working under agreements that are subject to annual salary negotiation. These negotiations could result in higher personnel expenses, other increased costs or increased operational restrictions as the outcome of such negotiations apply to all offshore employees not just the union members.

Additionally, the unions in the U.K. sought an interpretation of the application of the Working Time Regulations to the offshore sector. Although the Employment Tribunal endorsed the unions' position that offshore workers are entitled to 28 days of annual leave, at the subsequent appeals to date, both the Employment Appeal Tribunal and the Court of Session have reversed the Employment Tribunal's decision. However, the unions have intimated their intention to lodge a further appeal to the Supreme Court which may not be heard until the fourth quarter of 2011 or 2012.

The application of the Working Time Regulations to the offshore sector could result in higher labor costs and could undermine our ability to obtain a sufficient number of skilled workers in the U.K. Legislation has been introduced in the U.S. Congress that could encourage additional unionization efforts in the U.S., as well as increase the chances that such efforts succeed. Additional unionization efforts, if successful, new collective bargaining agreements or work stoppages could materially increase our labor costs and operating restrictions.

Note 21—Supplemental Cash Flow Information

We include investments in highly liquid debt instruments with an original maturity of three months or less in cash and cash equivalents. In September 2008, The Reserve announced that certain funds, including The Reserve Primary Fund and The Reserve International Liquidity Fund Ltd. (together, the "Reserve Funds"), had lost the ability to maintain a net asset value of $1.00 per share due to losses in connection with the bankruptcy of Lehman Brothers Holdings, Inc. ("Lehman Holdings"). According to its public disclosures, The Reserve stopped processing redemption requests in order to develop an orderly plan of liquidation that would protect all of the funds' shareholders. At the time of The Reserve's announcements, we had an aggregate investment of $408 million in the Reserve Funds. We collected $37 million, $296 million and $58 million from the Reserve Funds in the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, we had collected our total expected recoveries from the Reserve Funds, having recognized losses on impairment of $1 million and $16 million, recorded in other, net in the years ended December 31, 2010 and 2008, respectively. There was no loss on impairment for the year ended December 31, 2009.

Net cash provided by (used in) operating activities attributable to the net change in operating assets and liabilities were composed of the following (in millions):

	Years ended December 31,		
	2010	2009	2008
Changes in operating assets and liabilities			
Decrease (increase) in accounts receivable	$ 386	$ 504	$ (501)
Increase in other current assets	(75)	(50)	(118)
Increase in other assets	(40)	(30)	(8)
Increase (decrease) in accounts payable and other current liabilities	227	(60)	75
Decrease in other long-term liabilities	(52)	(7)	(43)
Change in income taxes receivable / payable, net	(37)	77	274
	$ 409	$ 434	$ (321)

Additional cash flow information were as follows (in millions):

	Years ended December 31,		
	2010	2009	2008
Certain cash operating activities			
Cash payments for interest	$ 641	$ 683	$ 545
Cash payments for income taxes	493	663	461
Non-cash investing and financing activities			
Capital expenditures, accrued at end of period (a)	$ 69	$ 139	$ 268
Asset capitalized under capital leases (b)	—	716	—
Non-cash proceeds received for the sale of assets (c)	134	—	—

(a) These amounts represent additions to property and equipment for which we had accrued a corresponding liability in accounts payable.

(b) On August 4, 2009, we accepted delivery of *Petrobras 10000* and recorded non-cash additions of $716 million to property and equipment, net along with a corresponding increase to long-term debt. See Note 11—Debt and Note 14—Commitments and Contingencies.

(c) During the year ended December 31, 2010, we completed the sale of two Midwater Floaters, *GSF Arctic II* and *GSF Arctic IV*. In connection with the sale, we received net cash proceeds of $38 million and non-cash proceeds in the form of two notes receivable in the aggregate face value amount of $165 million. We recognized the notes receivable at their estimated fair value, in the aggregate amount of $134 million, measured at the time of the sale. See Note 4—Variable Interest Entities and Note 9—Drilling Fleet.

Note 22—Segments, Geographical Analysis and Major Customers

We have established two reportable segments: (1) contract drilling services and (2) other operations. The drilling management services and oil and gas properties businesses do not meet the quantitative thresholds for determining reportable segments and are combined for reporting purposes in the other operations segment.

Our contract drilling services segment fleet operates in a single, global market for the provision of contract drilling services. The location of our rigs and the allocation of resources to build or upgrade rigs are determined by the activities and needs of our customers.

Operating revenues by country were as follows (in millions):

	Years ended December 31,		
	2010	2009	2008
Operating revenues			
U.S.	$ 2,117	$ 2,239	$ 2,578
Brazil	1,288	1,108	547
U.K.	1,183	1,563	2,012
India	828	1,084	890
Other countries (a)	4,160	5,562	6,647
Total operating revenues	$ 9,576	$ 11,556	$ 12,674

(a) Other countries represents countries in which we operate that individually had operating revenues representing less than 10 percent of total operating revenues earned.

Long-lived assets by country were as follows (in millions):

	December 31,	
	2010	2009
Long-lived assets		
U.S.	$ 5,573	$ 6,203
India	2,632	1,358
Brazil	2,472	1,433
South Korea	820	3,128
Other countries (a)	9,961	10,896
Total long-lived assets	$ 21,458	$ 23,018

(a) Other countries represents countries in which we operate that individually had long-lived assets representing less than 10 percent of total long-lived assets.

A substantial portion of our assets are mobile. Asset locations at the end of the period are not necessarily indicative of the geographic distribution of the revenues generated by such assets during the periods. Although we are organized under the laws of Switzerland, we do not conduct any operations and do not have operating revenues in Switzerland. At December 31, 2010 and 2009, we had $15 million and $19 million, respectively, of long-lived assets in Switzerland.

Our international operations are subject to certain political and other uncertainties, including risks of war and civil disturbances (or other events that disrupt markets), expropriation of equipment, repatriation of income or capital, taxation policies, and the general hazards associated with certain areas in which operations are conducted.

For the years ended December 31, 2010, 2009 and 2008, BP accounted for approximately 10 percent, 12 percent and 11 percent, respectively, of our operating revenues. The loss of this customer or other significant customers could have a material adverse effect on our results of operations.

Note 23—Related Party Transactions

Pacific Drilling Limited—We hold a 50 percent interest in TPDI, a consolidated British Virgin Islands joint venture company formed by us and Pacific Drilling, a Liberian company, to own and operate *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2*. Effective October 18, 2010, Pacific Drilling has the unilateral right to exchange its interest in the joint venture for our shares or cash, at an amount based on an appraisal of the fair value of the drillships, subject to certain adjustments.

As of December 31, 2010 and 2009, TPDI had outstanding promissory notes in the aggregate amount of $296 million, of which $148 million was due to Pacific Drilling and was included in long-term debt on our consolidated balance sheet.

Angco Cayman Limited—We hold a 65 percent interest in ADDCL, a consolidated Cayman Islands joint venture company formed to own and operate *Discoverer Luanda*. Angco Cayman Limited, a Cayman Islands company, holds the remaining 35 percent interest in ADDCL. Beginning January 31, 2016, Angco Cayman Limited will have the right to exchange its interest in the joint venture for cash at an amount based on the appraisal of the fair value of the drillship, subject to certain adjustments.

Overseas Drilling Limited—We hold a 50 percent interest in ODL, an unconsolidated Cayman Islands joint venture company, which owns the *Joides Resolution*. Siem Offshore Invest AS owns the other 50 percent interest in ODL. Under a management services agreement with ODL, we provide certain operational and management services. We earned $2 million for these services in each of the years ended December 31, 2010, 2009 and 2008.

We have a $10 million loan facility with ODL. ODL may demand repayment of the borrowings at any time upon five business days prior written notice, and any amounts due to us from ODL may be offset against the borrowings at the time of repayment. As of December 31, 2010 and 2009, $10 million was outstanding under this loan agreement.

Note 24—Quarterly Results (Unaudited)

Shown below are selected unaudited quarterly data. Amounts are rounded for consistency in presentation with no effect to the results of operations previously reported on Form 10-Q or Form 10-K.

	Three months ended			
	March 31,	June 30,	September 30,	December 31,
	(In millions, except per share data)			
2010				
Operating revenues	$ 2,602	$ 2,505	$ 2,309	$ 2,160
Operating income (loss) (a)	926	957	645	(662)
Net income (loss) attributable to controlling interest (a)	677	715	368	(799)
Earnings (loss) per share				
Basic	$ 2.10	$ 2.23	$ 1.15	$ (2.51)
Diluted	$ 2.09	$ 2.22	$ 1.15	$ (2.51)
Weighted-average shares outstanding				
Basic	321	319	319	319
Diluted	322	320	319	319
2009				
Operating revenues	$ 3,118	$ 2,882	$ 2,823	$ 2,733
Operating income (b)	1,319	1,121	957	1,003
Net income attributable to controlling interest (b)	942	806	710	723
Earnings per share				
Basic	$ 2.94	$ 2.50	$ 2.20	$ 2.24
Diluted	$ 2.93	$ 2.49	$ 2.19	$ 2.24
Weighted-average shares outstanding				
Basic	319	320	321	321
Diluted	320	321	322	322

(a) First quarter included loss on impairment of $2 million. Second quarter included gain on the loss of *Deepwater Horizon* of $267 million. Fourth quarter included loss on impairment of $1.0 billion. See Note 5—Impairments and Note 9—Drilling Fleet.

(b) First quarter included loss on impairment of $221 million. Second quarter included loss on impairment of $67 million. Third quarter included loss on impairment of $46 million and settlement charges related to litigation matters of $132 million. See Note 5—Impairments.

Note 25—Subsequent Events (Unaudited)

Debt—On December 31, 2010, Transocean Inc. called the remaining Series A Convertible Senior Notes for redemption. On January 31, 2011, we redeemed the remaining aggregate principal amount of $11 million of our Series A Convertible Senior Notes for an aggregate cash payment of $11 million. As a result, no Series A Convertible Senior Notes remain outstanding as of January 31, 2011.

Disposition—Subsequent to December 31, 2010, we completed the sale of the High-Specification Jackup *Trident 20* and received net cash proceeds of $262 million.

Distribution—On January 24, 2011, we filed an appeal on the decision of the Administrative Court of the Canton of Zug to the Swiss Federal Supreme Court. On February 11, 2011, our board of directors recommended that shareholders at the May 2011 annual general meeting approve a U.S. dollar-denominated dividend of approximately U.S. $1 billion out of qualifying additional paid-in capital and payable in four quarterly installments. The board of directors expects that the four payment dates will be set in June 2011, September 2011, December 2011 and March 2012. The proposed dividend will, among other things, be contingent on shareholders approving at the same meeting a rescission of the 2010 distribution. Due to, among other things, the uncertainty of the timing and outcome of the pending appeal with the Swiss Federal Supreme Court, our board of directors believes it is in the best interest of the Company to discontinue with the disputed 2010 distribution and to file a request to stay the pending appeal with the Swiss Federal Supreme Court against the decision of the Administrative Court until shareholders have voted on the proposed rescission.

Note 26—Supplemental Disclosures Required by Swiss Law

Personnel expenses—Total personnel expenses were $2.293 million. $2.332 million and $2.221 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Fire insurance—The fire insurance value of property. plant and equipment was $38.653 million $39.255 million at December 31, 2010 and 2009, respectively.

Compensation and security ownership of board members and executive officers—The compensation and security ownership of members of the Board of Directors of Transocean Ltd. and of Transocean executive officers is presented in Note 7—Board of Directors Compensation, Note 8—Executive Management Compensation and Note 9—Share Ownership–Board of Directors and Executive Management in the Transocean Ltd. stand-alone statutory financial statements.

Risk assessment—Transocean Ltd's risk assessment is presented in Note 11—Risk Assessment Disclosure of the Transocean Ltd. stand-alone statutory financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

We have not had a change in or disagreement with our accountants within 24 months prior to the date of our most recent financial statements or in any period subsequent to such date.

Item 9A. Controls and Procedures

Disclosure controls and procedures—We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), were effective as of December 31, 2010 and provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is (1) accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure and (2) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Internal controls over financial reporting—There were no changes in these internal controls during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Other matters—In April 2010, we implemented a new global Enterprise Resource Planning ("ERP") system, a fully integrated software environment, designed to optimize and standardize processes in treasury, accounting, supply chain management, asset management and information technology. Although we have updated our internal controls that have been affected by the ERP implementation, we do not believe that the ERP implementation has had an adverse effect on our internal controls over financial reporting.

See "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" included in Item 8 of this Annual Report.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Item 13. Certain Relationships, Related Transactions, and Director Independence

Item 14. Principal Accountant Fees and Services

The information required by Items 10, 11, 12, 13 and 14 is incorporated herein by reference to our definitive proxy statement for our 2011 annual general meeting of shareholders, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934 within 120 days of December 31, 2010. Certain information with respect to our executive officers is set forth in Item 4 of this annual report under the caption "Executive Officers of the Registrant."

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Index to Financial Statements, Financial Statement Schedules and Exhibits

(1) Financial Statements

Financial statements of unconsolidated subsidiaries are not presented herein because such subsidiaries do not meet the significance test.

(2) Financial Statement Schedules

Transocean Ltd. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts
(In millions)

	Balance at beginning of period	Additions: Charge to cost and expenses	Additions: Charge to other accounts -describe	Deductions -describe	Balance at end of period
Year ended December 31, 2008					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts receivable	$ 50	$ 95	$ —	$ 31 (a)	$ 114
Allowance for obsolete materials and supplies	22	27	—	—	49
Valuation allowance on deferred tax assets	58	4	—	10 (b)	52
Year ended December 31, 2009					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts receivable	$ 114	$ 27	$ —	$ 76 (a)	$ 65
Allowance for obsolete materials and supplies	49	17	—	—	66
Valuation allowance on deferred tax assets	52	46	—	—	98
Year ended December 31, 2010					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts receivable	$ 65	$ 5	$ —	$ 32 (a)	$ 38
Allowance for obsolete materials and supplies	66	6	—	2 (c)	70
Valuation allowance on deferred tax assets	98	—	—	4 (d)	94

(a) Uncollectible accounts receivable written off, net of recoveries.

(b) Amount represents the valuation allowances established in connection with the tax assets acquired and the liabilities assumed in connection with the merger with GlobalSantaFe Corporation.

(c) Amount represents $1 million related to sale of rigs and inventory and $1 million related to the loss of *Deepwater Horizon*.

(d) Primarily due to reassessments of valuation allowances against future operations.

Other schedules are omitted either because they are not required or are not applicable or because the required information is included in the financial statements or notes thereto.

(3) Exhibits

The following exhibits are filed in connection with this Report:

Number	Description
2.1	Agreement and Plan of Merger dated as of August 19, 2000 by and among Transocean Sedco Forex Inc., Transocean Holdings Inc., TSF Delaware Inc. and R&B Falcon Corporation (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus dated October 30, 2000 included in a 424(b)(3) prospectus (Registration No. 333-46374) filed by Transocean Sedco Forex Inc. on November 1, 2000)
2.2	Agreement and Plan of Merger dated as of July 12, 1999 among Schlumberger Limited, Sedco Forex Holdings Limited, Transocean Offshore Inc. and Transocean SF Limited (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus dated October 27, 2000 included in a 424(b)(3) prospectus (Registration No. 333-46374) filed by Transocean Sedco Forex Inc. on November 1, 2000)
2.3	Distribution Agreement dated as of July 12, 1999 between Schlumberger Limited and Sedco Forex Holdings Limited (incorporated by reference to Annex B to the Joint Proxy Statement/Prospectus dated October 27, 2000 included in a 424(b)(3) prospectus (Registration No. 333-46374) filed by Transocean Sedco Forex Inc. on November 1, 2000)
2.4	Agreement and Plan of Merger, dated as of July 21, 2007, among Transocean Inc., GlobalSantaFe Corporation and Transocean Worldwide Inc. (incorporated by reference to Exhibit 2.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on July 23, 2007)
2.5	Agreement and Plan of Merger, dated as of October 9, 2008, among Transocean Inc., Transocean Ltd. and Transocean Cayman Ltd. (incorporated by reference to Exhibit 2.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on October 10, 2008)
2.6	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 31, 2008, among Transocean Inc., Transocean Ltd. and Transocean Cayman Ltd. (incorporated by reference to Exhibit 2.2 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on November 3, 2008)
3.1	Articles of Association of Transocean Ltd. (incorporated by reference to Exhibit 3.1 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 000-53533) for the quarter ended June 30, 2010)
3.2	Organizational Regulations of Transocean Ltd. (incorporated by reference to Annex G to Transocean Inc.'s Proxy Statement (Commission File No. 333-75899) filed on November 3, 2008)
4.1	Indenture dated as of April 15, 1997 between Transocean Offshore Inc. and Texas Commerce Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Transocean Offshore Inc.'s Current Report on Form 8-K (Commission File No. 001-07746) filed on April 30, 1997)
4.2	First Supplemental Indenture dated as of April 15, 1997 between Transocean Offshore Inc. and Texas Commerce Bank National Association, as trustee, supplementing the Indenture dated as of April 15, 1997 (incorporated by reference to Exhibit 4.2 to Transocean Offshore Inc.'s Current Report on Form 8-K (Commission File No. 001-07746) filed on April 30, 1997)
4.3	Second Supplemental Indenture dated as of May 14, 1999 between Transocean Offshore (Texas) Inc., Transocean Offshore Inc. and Chase Bank of Texas, National Association, as trustee (incorporated by reference to Exhibit 4.5 to Transocean Offshore Inc.'s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-59001-99))
4.4	Third Supplemental Indenture dated as of May 24, 2000 between Transocean Sedco Forex Inc. and Chase Bank of Texas, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Transocean Sedco Forex Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on May 24, 2000)
4.5	Fourth Supplemental Indenture dated as of May 11, 2001 between Transocean Sedco Forex Inc. and The Chase Manhattan Bank (incorporated by reference to Exhibit 4.3 to Transocean Sedco Forex Inc.'s Quarterly Report on Form 10-Q (Commission File No. 333-75899) for the quarter ended March 31, 2001)
4.6	Fifth Supplemental Indenture, dated as of December 18, 2008, among Transocean Ltd., Transocean Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.4 to Transocean Ltd.'s Current Report on Form 8-K filed on December 19, 2008)
4.7	Form of 7.45% Notes due April 15, 2027 (incorporated by reference to Exhibit 4.3 to Transocean Offshore Inc.'s Current Report on Form 8-K (Commission File No. 001-07746) filed on April 30, 1997)
4.8	Form of 8.00% Debentures due April 15, 2027 (incorporated by reference to Exhibit 4.4 to Transocean Offshore Inc.'s Current Report on Form 8-K (Commission File No. 001-07746) filed on April 30, 1997)
4.9	Form of 6.625% Note due April 15, 2011 (incorporated by reference to Exhibit 4.3 to Transocean Sedco Forex Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on April 9, 2001)

4.10 Form of 7.5% Note due April 15, 2031 (incorporated by reference to Exhibit 4.3 to Transocean Sedco Forex Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on April 9, 2001)

4.11 Officers' Certificate establishing the terms of the 6.50% Notes due 2003, 6.75% Notes due 2005, 6.95% Notes due 2008, 7.375% Notes due 2018, 9.125% Notes due 2003 and 9.50% Notes due 2008 (incorporated by reference to Exhibit 4.13 to Transocean Sedco Forex Inc.'s Annual Report on Form 10-K (Commission File No. 333-75899) for the fiscal year ended December 31, 2001)

4.12 Officers' Certificate establishing the terms of the 7.375% Notes due 2018 (incorporated by reference to Exhibit 4.14 to Transocean Sedco Forex Inc.'s Annual Report on Form 10-K (Commission File No. 333-75899) for the fiscal year ended December 31, 2001)

4.13 Indenture dated as of February 1, 2003, between GlobalSantaFe Corporation and Wilmington Trust Company, as trustee, relating to debt securities of GlobalSantaFe Corporation (incorporated by reference to Exhibit 4.9 to GlobalSantaFe Corporation's Annual Report on Form 10-K (Commission File No. 001-14634) for the year ended December 31, 2002)

4.14 Supplemental Indenture dated November 27, 2007 among Transocean Worldwide Inc., GlobalSantaFe Corporation and Wilmington Trust Company, as trustee, to the Indenture dated as of February 1, 2003 between GlobalSantaFe Corporation and Wilmington Trust Company (incorporated by reference to Exhibit 4.4 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 3, 2007)

4.15 Form of 7% Note Due 2028 (incorporated by reference to Exhibit 4.2 of Global Marine Inc.'s Current Report on Form 8-K (Commission File No. 1-5471) filed on May 22, 1998)

4.16 Terms of 7% Note Due 2028 (incorporated by reference to Exhibit 4.1 of Global Marine Inc.'s Current Report on Form 8-K (Commission File No. 1-5471) filed on May 22, 1998)

4.17 Indenture dated as of September 1, 1997, between Global Marine Inc. and Wilmington Trust Company, as Trustee, relating to Debt Securities of Global Marine Inc. (incorporated by reference to Exhibit 4.1 of Global Marine Inc.'s Registration Statement on Form S-4 (No. 333-39033) filed with the Commission on October 30, 1997); First Supplemental Indenture dated as of June 23, 2000 (incorporated by reference to Exhibit 4.2 of Global Marine Inc.'s Quarterly Report on Form 10-Q (Commission File No. 1-5471) for the quarter ended June 30, 2000); Second Supplemental Indenture dated as of November 20, 2001 (incorporated by reference to Exhibit 4.2 to GlobalSantaFe Corporation's Annual Report on Form 10-K (Commission File No. 001-14634) for the year ended December 31, 2004)

4.18 Form of 5% Note due 2013 (incorporated by reference to Exhibit 4.10 to GlobalSantaFe Corporation's Annual Report on Form 10-K (Commission File No. 001-14634) for the year ended December 31, 2002)

4.19 Terms of 5% Note due 2013 (incorporated by reference to Exhibit 4.11 to GlobalSantaFe Corporation's Annual Report on Form 10-K (Commission File No. 001-14634) for the year ended December 31, 2002)

4.20 364-Day Revolving Credit Agreement dated December 3, 2007 among Transocean Inc. and the lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent for the lenders, Citibank, N.A., as syndication agent for the lenders, Calyon New York Branch, as co-syndication agent, and Credit Suisse, Cayman Islands Branch and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents for the lenders (incorporated by reference to Exhibit 4.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 5, 2007)

4.21 364-Day Revolving Credit Agreement dated as of November 25, 2008 among Transocean Inc., the lenders parties thereto, JPMorgan Chase Bank, N.A., as administrative agent for the lenders, Citibank, N.A. and Calyon New York Branch, as co-syndication agents for the lenders, and Wells Fargo Bank, N.A., as documentation agent for the lenders (incorporated by reference to Exhibit 4.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on November 26, 2008)

4.22 Guaranty Agreement, dated as of December 19, 2008, among Transocean Ltd., Transocean Inc. and JPMorgan Chase Bank, N.A., as administrative agent under the 364-Day Revolving Credit Agreement (incorporated by reference to Exhibit 4.8 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 19, 2008)

4.23 Senior Indenture, dated as of December 11, 2007, between Transocean Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.36 to Transocean Inc.'s Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 2007)

4.24 First Supplemental Indenture, dated as of December 11, 2007, between Transocean Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.37 to Transocean Inc.'s Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 2007)

4.25 Second Supplemental Indenture, dated as of December 11, 2007, between Transocean Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.38 to Transocean Inc.'s Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 2007)

4.26 Third Supplemental Indenture, dated as of December 18, 2008, among Transocean Ltd., Transocean Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 19, 2008)

4.27 Term Credit Agreement dated as of March 13, 2008 among Transocean Inc., the lenders parties thereto and Citibank, N.A., as Administrative Agent, Calyon New York Branch and JP Morgan Chase Bank, N.A., as Co-Syndication Agents, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Fortis Bank SA/NV, New York Branch, as Co-Documentation Agents, and Citigroup Global Markets, Inc., Calyon New York Branch and J.P. Morgan Securities Inc., as Joint Lead Arrangers and Bookrunners (incorporated by reference to Exhibit 4.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on March 18, 2008)

4.28 Agreement for First Amendment of Term Credit Agreement dated as of November 25, 2008 among Transocean Inc., the lenders parties thereto and Citibank, N.A., as administrative agent for the lenders (incorporated by reference to Exhibit 4.3 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on November 26, 2008)

4.29 Guaranty Agreement, dated as of December 19, 2008, among Transocean Ltd., Transocean Inc. and Citibank, N.A., as administrative agent under the Term Credit Agreement (incorporated by reference to Exhibit 4.10 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 19, 2008)

4.30 Fourth Supplemental Indenture, dated as of September 21, 2010, among Transocean Ltd., Transocean Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 000-53533) for the quarter ended September 30, 2010)

10.1 Tax Sharing Agreement between Sonat Inc. and Sonat Offshore Drilling Inc. dated June 3, 1993 (incorporated by reference to Exhibit 10-(3) to Sonat Offshore Drilling Inc.'s Form 10-Q (Commission File No. 001-07746) for the quarter ended June 30, 1993)

* 10.2 Long-Term Incentive Plan of Transocean Ltd. (as amended and restated as of February 12, 2009) (incorporated by reference to Exhibit 10.5 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 000-53533) for the year ended December 31, 2008)

* 10.3 Deferred Compensation Plan of Transocean Offshore Inc., as amended and restated effective January 1, 2000 (incorporated by reference to Exhibit 10.10 to Transocean Sedco Forex Inc.'s Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 1999)

* 10.4 GlobalSantaFe Corporation Key Employee Deferred Compensation Plan effective January 1, 2001; and Amendment to GlobalSantaFe Corporation Key Employee Deferred Compensation Plan effective November 20, 2001 (incorporated by reference to Exhibit 10.33 to the GlobalSantaFe Corporation Annual Report on Form 10-K for the year ended December 31, 2004)

* 10.5 Amendment to Transocean Inc. Deferred Compensation Plan (incorporate by reference to Exhibit 10.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 29, 2005)

* 10.6 Sedco Forex Employees Option Plan of Transocean Sedco Forex Inc. effective December 31, 1999 (incorporated by reference to Exhibit 4.5 to Transocean Sedco Forex Inc.'s Registration Statement on Form S-8 (Registration No. 333-94569) filed January 12, 2000)

* 10.7 1997 Long-Term Incentive Plan of Reading & Bates Corporation (incorporated by reference to Exhibit 99.A to Reading & Bates' Proxy Statement (Commission File No. 001-05587) dated March 28, 1997)

* 10.8 1998 Employee Long-Term Incentive Plan of R&B Falcon Corporation (incorporated by reference to Exhibit 99.A to R&B Falcon Corporation's Proxy Statement (Commission File No. 001-13729) dated April 23, 1998)

* 10.9 1998 Director Long-Term Incentive Plan of R&B Falcon Corporation (incorporated by reference to Exhibit 99.B to R&B Falcon Corporation's Proxy Statement (Commission File No. 001-13729) dated April 23, 1998)

* 10.10 1999 Employee Long-Term Incentive Plan of R&B Falcon Corporation (incorporated by reference to Exhibit 99.A to R&B Falcon Corporation's Proxy Statement (Commission File No. 001-13729) dated April 13, 1999)

* 10.11 1999 Director Long-Term Incentive Plan of R&B Falcon Corporation (incorporated by reference to Exhibit 99.B to R&B Falcon Corporation's Proxy Statement (Commission File No. 001-13729) dated April 13, 1999)

10.12 Master Separation Agreement dated February 4, 2004 by and among Transocean Inc., Transocean Holdings Inc. and TODCO (incorporated by reference to Exhibit 99.2 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on March 3, 2004)

10.13 Tax Sharing Agreement dated February 4, 2004 between Transocean Holdings Inc. and TODCO (incorporated by reference to Exhibit 99.3 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on March 3, 2004)

10.14 Amended and Restated Tax Sharing Agreement effective as of February 4, 2004 between Transocean Holdings Inc. and TODCO (incorporated by reference to Exhibit 4.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on November 30, 2006)

*	10.15	Form of 2004 Performance-Based Nonqualified Share Option Award Letter (incorporated by reference to Exhibit 10.2 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on February 15, 2005)
*	10.16	Form of 2004 Director Deferred Unit Award (incorporated by reference to Exhibit 10.5 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on February 15, 2005)
*	10.17	Form of 2008 Director Deferred Unit Award (incorporated by reference to Exhibit 10.20 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 000-53533) for the year ended December 31, 2008)
*	10.18	Form of 2009 Director Deferred Unit Award (incorporated by reference to Exhibit 10.19 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 000-53533) for the year ended December 31, 2009)
*	10.19	Performance Award and Cash Bonus Plan of Transocean Ltd. (incorporated by reference to Exhibit 10.21 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 000-53533) for the year ended December 31, 2008)
† *	10.20	Description of Base Salaries of Named Executive Officers
*	10.21	Executive Change of Control Severance Benefit (incorporated by reference to Exhibit 10.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on July 19, 2005)
*	10.22	Terms of July 2007 Employee Restricted Stock Awards (incorporated by reference to Exhibit 10.2 to Transocean Inc.'s Form 10-Q (Commission File No. 333-75899) for the quarter ended June 30, 2007)
*	10.23	Terms of July 2007 Employee Deferred Unit Awards (incorporated by reference to Exhibit 10.3 to Transocean Inc.'s Form 10-Q (Commission File No. 333-75899) for the quarter ended June 30, 2007)
*	10.24	Terms and Conditions of the July 2008 Employee Contingent Deferred Unit Award (incorporated by reference to Exhibit 10.2 to Transocean Inc.'s Form 10-Q (Commission File No. 333-75899) for the quarter ended June 30, 2008)
*	10.25	Terms and Conditions of the July 2008 Nonqualified Share Option Award (incorporated by reference to Exhibit 10.2 to Transocean Inc.'s Form 10-Q (Commission File No. 333-75899) for the quarter ended June 30, 2008)
*	10.26	Terms and Conditions of the February 2009 Employee Deferred Unit Award (incorporated by reference to Exhibit 10.28 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 000-53533) for the year ended December 31, 2008)
*	10.27	Terms and Conditions of the February 2009 Employee Contingent Deferred Unit Award (incorporated by reference to Exhibit 10.29 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 000-53533) for the year ended December 31, 2008)
*	10.28	Terms and Conditions of the February 2009 Nonqualified Share Option Award (incorporated by reference to Exhibit 10.30 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 000-53533) for the year ended December 31, 2008)
	10.29	Put Option and Registration Rights Agreement, dated as of October 18, 2007, among Pacific Drilling Limited, Transocean Pacific Drilling Inc., Transocean Inc. and Transocean Offshore International Ventures Limited (incorporated by reference to Exhibit 10.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on October 24, 2007)
	10.30	Form of Novation Agreement dated as of November 27, 2007 by and among GlobalSantaFe Corporation, Transocean Offshore Deepwater Drilling Inc. and certain executives (incorporated by reference to Exhibit 10.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 3, 2007)
*	10.31	Form of Severance Agreement with GlobalSantaFe Corporation Executive Officers (incorporated by reference to Exhibit 10.1 to GlobalSantaFe Corporation's Current Report on Form 8-K/A (Commission File No. 001-14634) filed on July 26, 2005)
*	10.32	Transocean Special Transition Severance Plan for Shore-Based Employees (incorporated by reference to Exhibit 10.3 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 3, 2007)
*	10.33	Global Marine Inc. 1990 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.18 of Global Marine Inc.'s Annual Report on Form 10-K (Commission File No. 1-5471) for the year ended December 31, 1991); First Amendment (incorporated by reference to Exhibit 10.1 of Global Marine Inc.'s Quarterly Report on Form 10-Q (Commission File No. 1-5471) for the quarter ended June 30, 1995); Second Amendment (incorporated by reference to Exhibit 10.37 of Global Marine Inc.'s Annual Report on Form 10-K (Commission File No. 1-5471) for the year ended December 31, 1996)
*	10.34	1997 Long-Term Incentive Plan (incorporated by reference to GlobalSantaFe Corporation's Registration Statement on Form S-8 (No. 333-7070) filed June 13, 1997); Amendment to 1997 Long Term Incentive Plan (incorporated by reference to GlobalSantaFe Corporation's Annual Report on Form 20-F (Commission File No. 001-14634) for the calendar year ended December 31, 1998); Amendment to 1997 Long Term Incentive Plan dated December 1, 1999 (incorporated by reference to GlobalSantaFe Corporation's Annual Report on Form 20-F (Commission File No. 001-14634) for the calendar year ended December 31, 1999)
*	10.35	GlobalSantaFe Corporation 1998 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 of Global Marine Inc.'s Quarterly Report on Form 10-Q (Commission File No. 1-5471) for the quarter ended March 31, 1998); First Amendment (incorporated by reference to Exhibit 10.2 of Global Marine Inc.'s Quarterly Report on Form 10-Q (Commission File No. 1-5471) for the quarter ended June 30, 2000)

*	10.36	GlobalSantaFe Corporation 2001 Non-Employee Director Stock Option and Incentive Plan (incorporated by reference to GlobalSantaFe Corporation's Registration Statement on Form S-8 (No. 333-73878) filed November 21, 2001)
*	10.37	GlobalSantaFe Corporation 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to GlobalSantaFe Corporation's Quarterly Report on Form 10-Q (Commission File No. 001-14634) for the quarter ended June 30, 2001)
*	10.38	GlobalSantaFe 2003 Long-Term Incentive Plan (as Amended and Restated Effective June 7, 2005) (incorporated by reference to Exhibit 10.4 to GlobalSantaFe Corporation's Quarterly Report on Form 10-Q (Commission File No. 001-14634) for the quarter ended June 30, 2005)
*	10.39	Transocean Ltd. Pension Equalization Plan, as amended and restated, effective January 1, 2009 (incorporated by reference to Exhibit 10.41 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 000-53533) for the year ended December 31, 2008)
*	10.40	Transocean U.S. Supplemental Retirement Benefit Plan, as amended and restated, effective as of November 27, 2007 (incorporated by reference to Exhibit 10.11 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 3, 2007)
*	10.41	GlobalSantaFe Corporation Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.1 to the GlobalSantaFe Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)
*	10.42	Transocean U.S. Supplemental Savings Plan (incorporated by reference to Exhibit 10.44 to Transocean Ltd.'s Annual Report on Form 10-K (Commission File No. 000-53533) for the year ended December 31, 2008)
	10.43	Commercial Paper Dealer Agreement between Transocean Inc. and Lehman Brothers Inc., dated as of December 20, 2007 (incorporated by reference to Exhibit 10.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 21, 2007)
	10.44	Amended and Restated Commercial Paper Dealer Agreement between Transocean Inc. and Barclays Capital Inc., dated as of December 3, 2008 (including form of Accession Agreement) (incorporated by reference to Exhibit 10.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 9, 2008)
	10.45	Commercial Paper Dealer Agreement between Transocean Inc. and Morgan Stanley & Co. Incorporated, dated as of December 20, 2007 (incorporated by reference to Exhibit 10.2 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 21, 2007)
	10.46	Amended and Restated Commercial Paper Dealer Agreement between Transocean Inc. and Morgan Stanley & Co. Incorporated, dated as of December 3, 2008 (including form of Accession Agreement) (incorporated by reference to Exhibit 10.3 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 9, 2008)
	10.47	Commercial Paper Dealer Agreement between Transocean Inc. and J.P. Morgan Securities Inc., dated as of December 20, 2007 (incorporated by reference to Exhibit 10.3 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 21, 2007)
	10.48	Amended and Restated Commercial Paper Dealer Agreement between Transocean Inc. and J.P. Morgan Securities Inc., dated as of December 3, 2008 (including form of Accession Agreement) (incorporated by reference to Exhibit 10.2 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 9, 2008)
	10.49	Amended and Restated Commercial Paper Dealer Agreement between Transocean Inc. and Goldman, Sachs & Co., dated as of December 3, 2008 (including form of Accession Agreement) (incorporated by reference to Exhibit 10.4 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 9, 2008)
	10.50	Guarantee, dated as of December 19, 2008, of Transocean Ltd. pursuant to the Issuing and Paying Agent Agreement, dated as of December 20, 2007 (incorporated by reference to Exhibit 10.5 to Transocean Ltd.'s Current Report on Form 8-K filed on December 19, 2008)
	10.51	Form of Indemnification Agreement entered into between Transocean Ltd. and each of its Directors and Executive Officers (incorporated by reference to Exhibit 10.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on October 10, 2008)
*	10.52	Form of Assignment Memorandum for Executive Officers (incorporated by reference to Exhibit 10.5 to Transocean Ltd.'s Current Report on Form 8-K filed on December 19, 2008)
*	10.53	Consulting Arrangement with Gregory L. Cauthen (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 21, 2009)
	10.54	Drilling Contract between Vastar Resources, Inc. and R&B Falcon Drilling Co. dated December 9, 1998 with respect to *Deepwater Horizon*, as amended (incorporated by reference to Exhibit 10.1 to Transocean Ltd.'s Quarterly Report on Form 10-Q (Commission File No. 000-53533) for the quarter ended June 30, 2010)
† *	10.55	Executive Severance Benefit
†	21	Subsidiaries of Transocean Ltd.
†	23.1	Consent of Ernst & Young LLP

†	24	Powers of Attorney
†	31.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†	31.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†	32.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
†	32.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	99.1	Deferred Prosecution Agreement by and between The United States Department of Justice, Transocean Inc. and Transocean Ltd (incorporated by reference to Exhibit 99.1 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 000-53533) filed on November 5, 2010)
†	101.INS	XBRL Instance Document
†	101.SCH	XBRL Taxonomy Extension Schema
†	101.CAL	XBRL Taxonomy Extension Calculation Linkbase
†	101.DEF	XBRL Taxonomy Extension Definition Linkbase
†	101.LAB	XBRL Taxonomy Extension Label Linkbase
†	101.PRE	XBRL Taxonomy Extension Presentation Linkbase

---

† Filed with our Annual Report on Form 10-K.
* Compensatory plan or arrangement.

Exhibits listed above as previously having been filed with the SEC are incorporated herein by reference pursuant to Rule 12b-32 under the Securities Exchange Act of 1934 and made a part hereof with the same effect as if filed herewith.

Certain instruments relating to our long-term debt and our subsidiaries have not been filed as exhibits since the total amount of securities authorized under any such instrument does not exceed 10 percent of our total assets and our subsidiaries on a consolidated basis. We agree to furnish a copy of each such instrument to the SEC upon request.

Certain agreements filed as exhibits to this Report may contain representations and warranties by the parties to such agreements. These representations and warranties have been made solely for the benefit of the parties to such agreements and (1) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate, (2) may have been qualified by certain disclosures that were made to other parties in connection with the negotiation of such agreements, which disclosures are not reflected in such agreements, and (3) may apply standards of materiality in a way that is different from what may be viewed as material to investors.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized, on February 28, 2011.

TRANSOCEAN LTD.
By /s/ Ricardo H. Rosa
Ricardo H. Rosa
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated on February 28, 2011.

Signature	Title
* **Robert E. Rose**	Chairman of the Board of Directors
* **J. Michael Talbert**	Vice Chairman of the Board
/s/ Steven L. Newman **Steven L. Newman**	Chief Executive Officer (Principal Executive Officer)
/s/ Ricardo H. Rosa **Ricardo H. Rosa**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ John H. Briscoe **John H. Briscoe**	Vice President and Controller (Principal Accounting Officer)
* **W. Richard Anderson**	Director
* **Thomas W. Cason**	Director
* **Victor E. Grijalva**	Director
* **Martin B. McNamara**	Director
* **Edward R. Muller**	Director

Signature	Title
* Robert M. Sprague	Director
* Ian C. Strachan	Director
* /s/ John H. Briscoe John H. Briscoe (Attorney-in-Fact)	

TRANSOCEAN LTD.

STATUTORY FINANCIAL STATEMENTS
For the years ended December 31, 2010 and 2009

Ernst & Young Ltd
Brandschenkestrasse 100
P.O. Box
CH-8022 Zurich

Phone +41 58 286 31 11
Fax +41 58 286 40 20
www.ey.com/ch

To the Annual General Meeting of
Transocean Ltd., Zug
Zurich, February 28, 2011

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of Transocean Ltd., which comprise the statement of operations, balance sheet and notes (pages SR-2 to SR-18), for the year ended December 31, 2010.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended December 31, 2010 comply with Swiss law and the company's articles of incorporation.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

/s/ Robin Errico
Robin Errico
Licensed audit expert
(Auditor in charge)

/s/ Jolanda Dolente
Jolanda Dolente
Licensed audit expert

TRANSOCEAN LTD.
STATEMENT OF OPERATIONS
(in CHF thousands)

	Year ended December 31, 2010	Year ended December 31, 2009
Income		
Dividend income	292,001	65,144
Interest income	849	1,110
Total income	292,850	66,254
General and administrative expenses	43,014	27,796
Depreciation	262	68
Financial expenses	24,480	1,722
Interest expense	118	-
Total expenses	67,874	29,586
Net income	224,976	36,668

See accompanying notes.

TRANSOCEAN LTD.
BALANCE SHEET
(in CHF thousands)

	December 31, 2010	December 31, 2009
Assets		
Cash	35,710	5,422
Receivables from affiliates	4,267	2,870
Trade and other current assets	6,908	1,089
Total current assets	46,885	9,381
Property and equipment	1,258	1,275
Less accumulated depreciation	295	65
Property and equipment, net	963	1,210
Investment in affiliates	16,476,198	16,476,198
Long-term note receivable from affiliates	-	30,725
Treasury Shares	256,949	-
Other non-current assets	78	77
Total assets	16,781,073	16,517,591
Liabilities and shareholders' equity		
Accounts payable to affiliates	2,103	3,275
Trade and other current liabilities	38,360	1,395
Total current liabilities	40,463	4,670
Other non-current liabilities	2,713	-
Total non-current liabilities	2,713	-
Share capital	5,028,529	5,028,529
Legal reserve		
General legal reserves		
Reserve from capital contribution	7,925,000	7,947,579
Reserve for treasury shares		
Reserve from capital contribution	279,628	100
Free reserve		
Reserve from capital contribution	3,243,051	3,500,000
Retained earnings		
Earnings brought forward	36,713	45
Net Income of the period	224,976	36,668
Total shareholders' equity	16,737,897	16,512,921
Total liabilities and shareholders' equity	16,781,073	16,517,591

See accompanying notes.

Note 1—General

Transocean Ltd. ("Transocean," the "Company," "we," "us" or "our") is the parent company of Transocean Inc. and Transocean Management Ltd. The statutory financial statements are of overriding importance for the purpose of the economic and financial assessment of the Company. The unconsolidated statutory financial statements of the Company are prepared in accordance with Swiss law.

In December 2008, Transocean Ltd. completed a transaction pursuant to an Agreement and Plan of Merger among Transocean Ltd., Transocean Inc., which was our former parent holding company, and Transocean Cayman Ltd., a company organized under the laws of the Cayman Islands that was a wholly-owned subsidiary of Transocean Ltd., pursuant to which Transocean Inc. merged by way of schemes of arrangement under Cayman Islands law with Transocean Cayman Ltd., with Transocean Inc. as the surviving company (the "Redomestication Transaction"). In the Redomestication Transaction, Transocean Ltd. issued one of its shares in exchange for each ordinary share of Transocean Inc. In addition, Transocean Ltd. issued 16 million of its shares to Transocean Inc. for future use to satisfy Transocean Ltd.'s obligations to deliver shares in connection with awards granted under our incentive plans, warrants or other rights to acquire shares of Transocean Ltd. As a result of the Redomestication Transaction, Transocean Inc. became a direct, wholly-owned subsidiary of Transocean Ltd.

Note 2—Summary of Significant Accounting Policies

Exchange rate differences—The Company keeps its accounting records in U.S. Dollars (USD) and translates them into Swiss Francs (CHF) for statutory reporting purposes. Assets and liabilities denominated in foreign currencies are translated into CHF using the year-end rates of exchange, except investments in affiliates and the Company's equity (other than current-year transactions), which are translated at historical rates. Income statement transactions are translated into Swiss Francs at the average rate of the year. Exchange differences arising from business transactions are recorded in the income statement, except for net unrealized gains, which are deferred and recorded in other current liabilities.

Current assets and liabilities—Current assets and liabilities are recorded at cost less adjustments for impairment of value.

Financial assets—Financial assets are recorded at acquisition cost less adjustments for impairment of value.

Cash—Cash consists of cash in the bank.

Property and equipment—Property and equipment consists primarily of office equipment and is recorded at historical cost net of accumulated depreciation. We generally provide for depreciation under the straight-line method. The estimated original useful life of our office equipment is four years.

Note 3—Investment in Affiliates

(in CHF thousands)						Investment	
Company name	Purpose	Domicile	Ownership interest	Capital par value (local currency)		2010	2009
Transocean Inc.	Holding	Cayman Islands	100%	USD	0.01	16,476,108	16,476,108
Transocean Management Ltd.	Management and administration	CH - Geneva	90%	USD	100.00	90	90

Principal indirect investments in affiliates include:

Company name	Purpose	Domicile	Ownership interest
Global Marine Inc.	Leasing/Operating	United States	100%
GSF Leasing Services GmbH	Leasing	CH - Zug	100%
Sedco Forex International Inc.	Leasing/Operating	Panama	100%
Transocean Financing GmbH	Financing	CH - Zug	100%
Transocean Offshore Deepwater Drilling Inc.	Leasing/Operating	United States	100%
Transocean Offshore Drilling Holdings Limited	Holding	Cayman Islands	100%
Transocean Offshore Holdings Limited	Holding	Cayman Islands	100%
Transocean Offshore International Ventures Limited	Leasing/Operating	Cayman Islands	100%
Transocean Worldwide Inc.	Holding	Cayman Islands	100%
Triton Asset Leasing GmbH	Leasing	CH - Zug	100%
Triton Hungary Investments 1 Kft	Holding	Hungary	100%
Triton Nautilus Asset Leasing GmbH	Leasing	CH - Zug	100%

Note 4—Shareholders' Equity

(in CHF thousands except share data)	Ordinary shares		Legal reserve				
	Shares	Amount	General reserves - reserve from capital contribution	Reserve for treasury shares - reserve from capital contributions (a)	Free reserve - reserve from capital contribution	Retained earnings	Total shareholder's equity
Balance at December 31, 2008	335,235,298	5,028,529	11,447,579	100	-	45	16,476,253
Tranfer to free reserve	-	-	(3,500,000)	-	3,500,000	-	-
Net Income	-	-	-	-		36,668	36,668
Balance at December 31, 2009	335,235,298	5,028,529	7,947,579	100	3,500,000	36,713	16,512,921
Treasury share repurchased	-	-	(22,579)	279,528	(256,949)	-	-
Net income						224,976	224,976
Balance at December 31, 2010	335,235,298	5,028,529	7,925,000	279,628	3,243,051	261,689	16,737,897

(a) The reserve for treasury shares represents the cost of treasury shares held by Transocean Inc. on behalf of Transocean Ltd. which were originally issued to Transocean Inc. for CHF 100,000 at formation of the Company and were transferred to the Company as part of the Redomestication Transaction. During 2010, we repurchased 2,863,267 shares valued at CHF 257 million under the share repurchase program in Transocean Ltd and in addition we purchased 325,470 treasury shares in connection with share-based compensation valued at CHF 23 million. See Note 5—Treasury Shares.

Transocean Ltd. has 167,617,649 conditional shares. Transocean Ltd.'s articles of association provide for conditional capital that allows the Board of Directors to authorize the issuance of additional registered shares up to a maximum amount of 50% of the share capital registered in the commercial register without obtaining additional shareholder approval. The conditional shares may be issued:

(1) Through the exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted in connection with bonds, options, warrants or other securities newly or already issued in national or international capital markets or new or already existing contractual obligations convertible into or exercisable or exchangeable for Transocean Ltd. registered shares or shares of one of its subsidiaries; or

(2) In connection with the issuance of registered shares, options or other share-based awards to directors, employees, contractors, consultants or other persons providing services to Transocean Ltd. or one of its subsidiaries.

In connection with the issuance of bonds, notes, warrants or other financial instruments or contractual obligations convertible into or exercisable or exchangeable for Transocean Ltd. registered shares, the board of directors is authorized to withdraw or limit the advance subscription rights of shareholders in certain circumstances.

The authorized share capital of Transocean Ltd., which authorized the Board of Directors to issue an additional 167,617,649 new shares, expired on December 18, 2010.

Par Value Reduction—In May 2010, at our annual general meeting, our shareholders approved a cash distribution in the form of a par value reduction in the aggregate amount of CHF 3.44 per issued share, equal to approximately $3.70, using an exchange rate of USD 1.00 to CHF 0.93 as of the close of trading on December 31, 2010. The cash distribution would have been calculated and paid in four quarterly installments. According to the May 2010 shareholder resolution and pursuant to applicable Swiss law, we were required to submit an application to the Commercial Register of the Canton of Zug in relation to each quarterly installment to register the relevant partial par value reduction, together with, among other things, a compliance deed issued by an independent notary public. On August 13, 2010, the Commercial Register of the Canton of Zug rejected our application to register the first of the four partial par value reductions. We appealed the Commercial Register's decision, and on December 9, 2010, the Administrative Court of the Canton of Zug rejected our appeal. The Administrative Court held that the statutory requirements for the registration of the par value reduction in the commercial register could not be met given the existence of lawsuits filed in the United States related to the Macondo well incident (see Note 13—Contingencies) that were served in Switzerland and the reference to such lawsuits in the compliance deed. The Administrative Court's opinion also held that under these circumstances it was not possible to submit an amended compliance deed. See Note 15—Subsequent Events.

Note 5—Treasury Shares

	Number of shares	Share %
Total treasury registered shares at December 31, 2008	15,973,185	4.76%
Transferred during the year under share-based compensation plans	(1,954,177)	
Balance at December 31, 2009	14,019,008	4.18%
Transferred during the year under share-based compensation plans	(737,655)	
Repurchase of shares through share repurchase program	2,863,267	
Balance at December 31, 2010	16,144,620	4.82%

Shares held by subsidiary—The Company transferred 737,655 and 1,954,177 treasury shares in 2010 and 2009, respectively, to satisfy obligations under share-based compensation plans from the treasury shares issued to Transocean Inc. as part of the Redomestication Transaction in connection with obligations under share-based compensation plans. The proceeds of the treasury share transfers in connection with exercises of options amounted to CHF 12.9 million and CHF 20.3 million for 2010 and 2009 respectively. Transfers under restricted share awards schemes were at book value.

Share repurchase program—In May 2009, at our annual general meeting, our shareholders approved and authorized our Board of Directors, at its discretion, to repurchase an amount of shares for cancellation with an aggregate purchase price of up to CHF 3.5 billion, which is equivalent to approximately USD 3.7 billion, using an exchange rate of USD 1.00 to CHF 0.94 as of the close of trading on December 31, 2010. On February 12, 2010, our Board of Directors authorized our management to implement the share repurchase program.

During the year ended December 31, 2010, following the authorization by our Board of Directors, we repurchased 2,863,267 of our shares under the share repurchase program for an aggregate purchase price of CHF 257 million. At December 31 2010, we held 2,863,267 treasury shares purchased under our share repurchase program, recorded at cost. These shares have not been marked to market because they are to be cancelled.

Note 6—Significant Shareholders

Listed below are the only persons who, to the knowledge of the Company, may be deemed to be beneficial owners as of December 31, 2010 and 2009, of more than 5% of Company's shares:

As of December 31, 2010

Name and address of beneficial owner	Shares beneficially owned	Percent of class (a)
FMR LLC 82 Devonshire Street MA 02109, Boston, USA	19,165,692	5.72%

(a) The percentage indicated is based on the 335,235,298 issued shares as of December 31, 2010.

(b) The number of shares held by FMR LLC is based on a statement on Schedule 13G filed with the SEC on February 14, 2011, which was filed jointly by FMR LLC, Edward C. Johnson 3d, and Fidelity Management & Research Company. According to the filing, FMR LLC has sole voting power over 2,891,991 shares and sole dispositive power over 19,165,692 shares and shared voting or dispositive power over no shares. Of the shares reported, 15,660,402 shares are beneficially owned by Fidelity Management & Research Company, an investment adviser and a wholly-owned subsidiary of FMR LLC, as a result of acting as investment advisor to various investment companies (collectively, the "Fidelity Funds"); with respect to these shares, FMR LLC, Mr. Edward C. Johnson 3d and each of the Fidelity Funds exercise sole dispositive power and the Fidelity Funds' Board of Trustees exercise sole voting power.

Based on a notification received by the Company on November 15, 2010 informing the Company that the ownership of FMR LLC, on behalf of funds managed by and clients of FMR LLC and its direct and indirect subsidiaries, has exceeded 5%, FMR LLC held 16,903,001 or 5.04 of the issued shares as of December 31, 2010. That notification was made on the basis of the reporting obligations of beneficial owners pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading and the implementing ordinances thereof.

As of December 31, 2009

Name and address of beneficial owner	Shares beneficially owned	Percent of class (a)
Marsico Capital Management, LLC 1200 17th Street, Suite 1600 Denver, Colorado 80202	20,960,136 (b)	6.25%

(a) The percentage indicated is based on the 335,235,298 issued shares as of December 31, 2009.

(b) The number of shares indicated is based on a statement on Schedule 13G/A filed with the SEC on February 12, 2010. According to the filing, Marsico Capital Management, LLC has sole voting power over 16,960,519 shares and sole dispositive power over 20,960,136 shares and shared voting or dispositive power over no shares.

Transocean held directly and indirectly through its affiliate Transocean Inc. 16,144,620 and 14,019,008 treasury shares representing 4.82% and 4.18% of the share capital at December 31, 2010 and 2009, respectively, as outlined in Note 5 – Treasury Shares.

Note 7—Board of Directors Compensation

Directors who are employees of the Company do not receive compensation for Board service. At present, all of the directors except Mr. Newman are non-employees and receive compensation.

We use a combination of cash and equity incentive compensation to attract and retain qualified candidates to serve on our Board. The Corporate Governance Committee of the Board annually reviews the compensation paid to our directors and considers the significant amount of time directors expend in fulfilling their duties to the Company as well as the skill level we require of members of the Board.

Non-employee director compensation is listed in the table below:

(in CHF)	2010 (a)	2009 (a)
Annual retainer	93,857	97,716
Additional annual retainer for Committee Chairmen:		
Audit Committee	36,500	38,001
Executive Compensation Committee	20,857	21,715
Corporate Governance, Finance and Benefits, and Health, Safety and Environment Committees	10,429	10,857
Board meeting attendance fee (b)	2,607	2,714
Committee meeting attendance fee (c)	2,607	2,714
Grant of deferred units in CHF	273,408	270,072

(a) Non-employee director compensation is paid in USD and did not change from 2009 to 2010. The fees fluctuation from 2009 in the table above is due to the difference in exchange rate used for the presentation of the Swiss statutory financial statements.

(b) The board meeting attendance fee is paid for those meetings that were attended in excess of the four regularly scheduled board meetings.

(c) The committee meeting attendance fee is only paid for those meetings that were attended in excess of four regularly scheduled committee meetings.

Mr. Rose serves the Company as its non-executive Chairman of the Board, in which capacity he receives a CHF 346,230 annual retainer in lieu of the annual retainer the other non-employee directors receive. Mr. Talbert serves the Company as its non-executive Vice Chairman, in which capacity he receives a CHF 52,143 annual retainer in addition to the CHF 93,857 retainer. Mr. Rose and Mr. Talbert also receive the same meeting fees and the CHF 273,408 grant of deferred units to non-employee directors described above.

In addition, we pay or reimburse our directors' travel and incidental expenses incurred for attending Board, committee and shareholder meetings and for other Company business-related purposes.

At our Board meeting held immediately after the 2010 annual general meeting of our shareholders, the Board granted 3,703 deferred units to each non-employee director equal in aggregate value to CHF 273,408 based upon the average price of the high and low sales prices of our shares for the 10 trading days immediately prior to the date of our Board meeting (calculated at CHF 73.83 per share). The terms of the deferred units included vesting in equal installments over three years, on the first, second and third anniversaries of the date of grant, and a requirement that each director hold the vested deferred units or the shares attributable to such units until they leave the Board.

The following table summarizes the compensation of our non-employee directors for 2010:

Name	Function	Total compensation (a)	Fees earned (b)	Annual deferred units (c)	Annual deferred units in shares
		(CHF)	(CHF)	(CHF)	
Robert E. Rose	Chairman of the Board	622,245	348,837	273,408	3,703
W. Richard Anderson (d), (e), (h)	Member of the Board	419,408	146,000	273,408	3,703
Thomas W. Cason (e) (i)	Member of the Board and Chairman of the Audit Committee	508,052	234,644	273,408	3,703
Richard L. George (d), (g), (h)	Member of the Board	367,265	93,857	273,408	3,703
Victor E. Grijalva (e), (h)	Member of the Board	419,408	146,000	273,408	3,703
Martin B. McNamara (f), (g)	Member of the Board and Chairman of the Corporate Governance Committee	380,301	106,893	273,408	3,703
Edward R. Muller (f), (g)	Member of the Board and Chairman of the Executive Compensation Committee	377,864	104,456	273,408	3,703
Robert M. Sprague (f), (h)	Member of the Board and Chairman of the Health, Safety, and Environment Committee	373,868	100,460	273,408	3,703
Ian C. Strachan (d), (e)	Member of the Board and Chairman of the Finance/Benefits Committee	424,623	151,215	273,408	3,703
J. Michael Talbert (d), (g)	Vice Chairman of the Board	389,852	116,444	273,408	3,703
John L. Whitmire	Member of the Board until June 30, 2010	333,372	59,964	273,408	3,703
Total		**4,616,258**	**1,608,770**	**3,007,488**	**40,733**

(a) Compensation for the period of Board membership from January 1, 2010 to December 31, 2010.
(b) Fees earned from January 1, 2010 to December 31, 2010.
(c) Deferred units are based on the fair value granted during the year.
(d) Members of the Finance/Benefits Committee
(e) Members of the Audit Committee
(f) Members of Executive Compensation Committee
(g) Members of Corporate Governance Committee
(h) Members of Health, Safety, and Environment Committee
(i) On November 18, 2010, the Board of Directors granted Mr. Cason a special cash award of CHF 52,143 for extraordinary efforts and time expended in connection with FCPA investigations by the Company.

The following table summarizes the compensation of our non-employee directors for 2009:

Name	Function	Total compensation (a)	Fees earned (b)	Annual deferred units (c)	Annual deferred units in shares
		(CHF)	(CHF)	(CHF)	
Robert E. Rose	Chairman of the Board	630,534	360,462	270,072	3,565
W. Richard Anderson (d), (e)	Member of the Board	409,588	139,516	270,072	3,565
Thomas W. Cason (e)	Member of the Board and Chairman of the Audit Committee	447,589	177,517	270,072	3,565
Richard L. George (d), (g)	Member of the Board	367,788	97,716	270,072	3,565
Victor E. Grijalva (e)	Member of the Board	407,960	137,888	270,072	3,565
Martin B. McNamara (f), (g)	Member of the Board and Chairman of the Corporate Governance Committee	383,531	113,459	270,072	3,565
Edward R. Muller (f), (g)	Member of the Board	372,673	102,601	270,072	3,565
Robert M. Sprague (f)	Member of the Board	372,673	102,601	270,072	3,565
Ian C. Strachan (d), (e)	Member of the Board and Chairman of the Finance/Benefits Committee	416,103	146,031	270,072	3,565
J. Michael Talbert (d), (g)	Member of the Board	367,788	97,716	270,072	3,565
John L. Whitmire (f)	Member of the Board and Chairman of the Executive Compensation Committee	394,931	124,859	270,072	3,565
Total		**4,571,158**	**1,600,366**	**2,970,792**	**39,215**

(a) Compensation for the period of Board membership from January 1, 2009 to December 31, 2009.
(b) Fees earned from January 1, 2009 to December 31, 2009.
(c) Deferred units are based on the fair value granted during the year.
(d) Members of the Finance/Benefits Committee
(e) Members of the Audit Committee
(f) Members of Executive Compensation Committee
(g) Members of Corporate Governance Committee

Note 8—Executive Management Compensation

The total compensation of the executive officers of the Company is summarized in the table below. In accordance with its authority under the Company's organizational regulations, the Board of Directors determined that all officers who meet the definition of officers under Section 16 of the Securities and Exchange Act of 1934, as amended, are members of the Company's executive management. The table below reflects the determination by the Board of Directors of the new composition of executive management. Corresponding amounts in prior year tables are presented in accordance with the above definition to conform to the current year presentation.

Name	Function	Year	Total salary and other non share-based compensation	Total share-based compensation	Total compensation
			(CHF)	(CHF)	(CHF)
Steven L. Newman	President and Chief Executive Officer since March 1, 2010; and Member of the Board since May 14, 2010	2010	1,909,741	4,078,555	5,988,296
		2009	2,222,181	3,822,878	6,045,059
Arnaud Bobillier	Executive Vice President, Asset and Performance	2010	1,164,546	1,931,454	3,096,000
		2009	1,721,640	2,085,149	3,806,789
Ihab Toma	Executive Vice President, Global Business since August 16, 2010; Senior Vice President, Marketing and Planning from August 17, 2009 to August 16, 2010	2010	931,123	1,677,639	2,608,762
		2009	359,606	559,529	919,135
Eric B. Brown	Senior Vice President and General Counsel	2010	1,839,752	1,965,271	3,805,023
		2009	1,830,279	2,085,149	3,915,428
Ricardo H. Rosa	Senior Vice President and Chief Financial Officer since September 1, 2009	2010	1,352,025	2,152,245	3,504,270
		2009	1,949,063	1,668,168	3,617,231
John H. Briscoe	Vice President and Controller	2010	377,889	1,262,556	1,640,445
		2009	465,115	695,058	1,160,173
Robert L. Long	Chief Executive Officer and a Member of Board of Directors until February 28, 2010	2010	21,439,224	-	21,439,224
		2009	5,103,508	10,564,947	15,668,455
Cheryl D. Richard	Senior Vice President, Human Resources and I.T. until May 31, 2010	2010	8,660,099	1,015,198	9,675,297
		2009	943,232	1,668,168	2,611,400
Gregory L. Cauthen	Former Senior Vice President and Chief Financial Officer until August 31, 2009	2010	-	-	-
		2009	1,356,752	309,682	1,666,434
Robert J. Saltiel	Former Executive Vice President and Chief Operating Officer until December 14, 2009	2010	-	-	-
		2009	892,258	-	892,258
Total		**2010**	**37,674,399**	**14,082,918**	**51,757,317**
		2009	**16,843,634**	**23,458,728**	**40,302,362**

The following tables show the gross payments (i.e. compensation before deduction of employee social insurance and pension contributions) that were made to or on behalf of the executive officers of the Company in 2010 and 2009 but excluding share-based compensation, which is shown in separate tables below. The bonus and the tax equalization payments to the executive officers are presented on a cash basis.

For the year 2010

Name	Base salary	Bonus	Additional compensation (a)	Swiss tax on global earnings and benefits	Employer's pension contributions	Employer's social security payments (b)	Total
	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)
Steven L. Newman	886,431	-	417,983	201,973	359,297	44,057	1,909,741
Arnaud Bobillier	471,975	-	274,792	218,247	116,657	82,875	1,164,546
Ihab Toma	448,479	-	235,069	79,936	84,644	82,995	931,123
Eric B. Brown	485,656	-	443,367	571,464	292,457	46,808	1,839,752
Ricardo H. Rosa	542,177	-	318,727	268,875	119,195	103,051	1,352,025
John H. Briscoe	278,313	-	10,440	-	62,891	26,245	377,889
Robert L. Long	228,625	-	14,772,100 (c)	232,551	5,956,939	249,009	21,439,224
Cheryl D. Richard	163,338	-	5,486,979 (d)	-	2,342,536	667,246	8,660,099
Total	**3,504,994**	**-**	**21,959,457**	**1,573,046**	**9,334,616**	**1,302,286**	**37,674,399**

(a) Additional compensation includes tax reimbursements, relocation pay, housing allowance, car allowance, vacation payoff, cost of living allowance, other company reimbursed expenses and benefits provided to expatriate employees.

(b) Employer's social security payments include costs of health benefits, such as medical and dental insurance, and unemployment and social taxes.

(c) Mr. Long's additional compensation includes CHF 14.5 million paid out from his supplemental savings and retirement plans in association with his February 28, 2010 retirement.

(d) Ms. Richards additional compensation included CHF 1.3 million attributable to severance payout and CHF 3.2 million paid out from her supplemental savings and retirement plan in association with her May 31, 2010 retirement.

In 2010, Greg Cauthen, Senior Vice President and Chief Financial Officer until August 31, 2009, received consulting fees of CHF 450,168 as per a consulting agreement between Transocean Ltd. and Mr. Cauthen, after his voluntary termination of employment on August 31, 2009.

For the year 2009

Name	Base salary	Bonus	Additional compensation (a)	Swiss tax on global earnings and benefits	Employer's pension contributions	Employer's social security payments (b)	Total
	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)
Steven L. Newman	651,438	380,481	538,550	210,790	401,761	39,161	2,222,181
Arnaud Bobillier	471,979	246,510	620,728	131,251	123,721	127,451	1,721,640
Ihab Toma	165,830	-	116,448	14,903	27,661	34,764	359,606
Eric B. Brown	488,579	227,684	437,374	307,511	338,637	30,494	1,830,279
Ricardo H. Rosa	428,787	160,849	886,875	57,177	136,783	278,592	1,949,063
John H. Briscoe	266,004	88,883	24,604	-	61,026	24,598	465,115
Robert L. Long	1,302,876	997,364	383,884	436,011	1,916,051	67,322	5,103,508
Cheryl D. Richard	374,577	182,550	18,149	-	342,310	25,646	943,232
Gregory L. Cauthen	387,244	300,958	388,517 (c)	-	241,347	38,686	1,356,752
Robert J. Saltiel	417,658	231,697	32,459	-	170,777	39,667	892,258
Total	**4,954,972**	**2,816,976**	**3,447,588**	**1,157,643**	**3,760,074**	**706,381**	**16,843,634**

(a) Additional compensation includes tax reimbursements, relocation pay, housing allowance, car allowance, vacation travel allowance, cost of living allowance, other company reimbursed expenses and benefits provided to expatriate employees.

(b) Employer's social security payments include costs of health benefits, such as medical and dental insurance, and unemployment and social taxes.

(c) Mr. Cauthen's additional compensation includes consulting fees of CHF 193,622 as per a consulting agreement between Transocean Ltd. and Mr. Cauthen, after his voluntary termination of employment on August 31, 2009.

Share-based compensation granted to the executive officers of the Company during 2010 and 2009 is summarized in the tables below. The vesting dates of the respective awards, principally granted under the long-term incentive plan ("LTIP"), are listed in the footnotes to the tables. The numbers of shares awarded under the LTIP and their valuation assume 100% vesting, although less than 100% may actually vest.

As of December 31, 2010

Name	Restricted stock units - 2010 (a)	Fair value - 2010 restricted stock units (b)	2010 contingent deferred units in shares(c)	Fair value – 2010 contingent deferred units (b)	Option shares - 2010 (d)	Fair value – 2010 options (b)	Total fair value of share-based awards granted in 2010
		(CHF)		(CHF)		(CHF)	(CHF)
Steven L. Newman	-	-	30,906	2,125,610	63,675	1,952,945	4,078,555
Arnaud Bobillier	9,412	662,441	8,585	687,407	17,688	581,606	1,931,454
Ihab Toma	9,412	662,441	6,868	549,926	14,150	465,272	1,677,639
Eric B. Brown	8,013	696,258	8,585	687,407	17,688	581,606	1,965,271
Ricardo H. Rosa	12,549	883,232	8,585	687,407	17,688	581,606	2,152,245
John H. Briscoe	10,854	839,525	2,862	229,162	5,896	193,869	1,262,556
Robert L. Long (e)	-	-	-	-	-	-	-
Cheryl D. Richard	-	-	6,868	549,926	6,868	465,272	1,015,198
Total	**50,240**	**3,743,897**	**73,259**	**5,516,845**	**143,653**	**4,822,176**	**14,082,918**

(a) The number of time-vested restricted stock units (RSUs) granted to the executives under the LTIP on February 18 and/or November 17, 2010.

(b) The fair value was calculated using the share price on date of grant for Restricted Shares Units, a Monte Carlo simulation model for Contingent Deferred Units (CDUs) and option pricing models for Non-Qualified Stock Options grants.

(c) The number of CDUs granted to the executives under the LTIP on February 18, 2010 or March 1, 2010. The 2010 CDUs awards are based upon the achievement of the performance standard over the three-year period ending on December 31, 2012. The actual number of deferred units received will be determined in the first sixty days of 2013 and it is contingent on our performance in Total Shareholder Return relative to a sub-group of our peer group. The above table reflects target number of shares to be received and actual shares will be determined based on performance thresholds.

(d) The number of options granted to the executives under the LTIP. The options vest in one-third increments over a three-year period on the anniversary of the date of grant.

(e) Mr. Long was not granted any restricted stock or deferred units prior to his February 28, 2010 retirement.

As of December 31, 2009

Name	Contingent deferred units in shares - 2009 (a)	Fair value - 2009 contingent deferred units (b)	Option shares - 2009 (c)	Fair value - 2009 options (b)	Total fair value of share-based awards granted in 2009
		(CHF)		(CHF)	(CHF)
Steven L. Newman	27,149	2,239,623	56,000	1,583,255	3,822,878
Arnaud Bobillier	14,808	1,221,568	30,545	863,581	2,085,149
Ihab Toma (d)	4,233	333,249	7,277	226,280	559,529
Eric B. Brown	14,808	1,221,568	30,545	863,581	2,085,149
Ricardo H. Rosa	11,847	977,304	24,436	690,864	1,668,168
John H. Briscoe	4,936	407,189	10,182	287,869	695,058
Robert L. Long	75,029	6,189,424	154,763	4,375,523	10,564,947
Cheryl D. Richard	11,847	977,304	24,436	690,864	1,668,168
Gregory L. Cauthen (e)	3,754	309,682	-	-	309,682
Robert J. Saltiel (f)	-	-	-	-	-
Total	**168,411**	**13,876,911**	**338,184**	**9,581,817**	**23,458,728**

(a) The number of contingent deferred units granted to the executives under the LTIP on February 12 and August 17, 2009. The February 12, 2009 contingent deferred units award is based upon the achievement of the performance standard over the three-year period ending on December 31, 2011. The actual number of deferred units received will be determined in the first sixty days of 2012 and it is contingent on our performance in Total Shareholder Return relative to a sub-group of our peer group. The above table reflects target number of shares to be received and actual shares will be determined based on performance thresholds. The August 17 contingent deferred units were granted to Mr. Toma (see (d) for further details).

(b) The fair value was calculated using share price on date of grant for restricted shares or deferred units and option pricing models for option grants.

(c) The number of options granted to the executives under the LTIP on February 12 and August 17, 2009. The options vest in one-third increments over a three-year period on the anniversary of the date of grant. The August 17 options were granted to Mr. Toma (see (d) for further details).

(d) The contingent deferred unit award and options were granted to Mr. Toma at time of employment with Transocean on August 17, 2009.

(e) 19,745 shares were granted to Mr. Cauthen on February 12, 2009. 15,991 shares were forfeited according to the terms of the award document.

(f) 14,808 shares were granted to Mr. Saltiel in 2009. He left the company voluntarily prior to vesting of any shares and the shares were forfeited at the time of termination of employment.

Note 9—Share Ownership – Board of Directors and Executive Management

As of December 31, 2010 and 2009, the members of the Board of Directors held the following numbers of shares:

	2010		2009	
Name	Vested and unvested deferred units and restricted shares (a)	Options and SARs	Vested and unvested deferred units and restricted shares (a)	Options and SARs
Robert E. Rose	14,550	17,828	11,085	17,828
W. Richard Anderson	10,876	6,368	7,173	6,368
Thomas W. Cason	19,008	28,855	14,035	30,125
Richard L. George	17,164	11,460	13,461	11,460
Victor E. Grijalva	52,131	5,635	48,428	5,635
Martin B. McNamara	33,155	16,905	28,505	20,661
Edward R. Muller	15,522	13,370	11,819	16,757
Robert M. Sprague	15,151	-	11,448	-
Ian C. Strachan	18,951	11,270	15,248	11,270
J. Michael Talbert	15,937	-	12,234	-
Steven L. Newman (appointed May 14, 2010)	79,142	181,899	68,727	118,224
Robert L. Long (retired February 28, 2010) (b)	-	-	264,624	328,498
John L. Whitmire (resigned June 30, 2010) (b)	-	-	13,197	19,937
Total	**291,587**	**293,590**	**519,984**	**586,763**

(a) Includes privately held shares, U.S. retirement savings plan shares, and shares subject to deferred compensation.
(b) Mr. Long and Mr. Whitmire are no longer directors of the Company as of December 31, 2010 and therefore we do not disclose the number of shares they may own.

As of December 31, 2010 and 2009, the executives officers of the Company held the following number of shares and the conditional rights to receive shares under the LTIP plan:

As of December 31, 2010

Name	Total number of shares held (a)	Number of granted shares vesting in 2011 (b)	Number of granted shares vesting in 2012 (b)	Number of granted shares vesting in 2013 (b)	Total
Steven L. Newman	19,374	28,862	30,906	-	79,142
Arnaud Bobillier	22,746	17,945	11,722	3,138	55,551
Ihab Toma	986	4,548	11,416	3,138	20,088
Eric B. Brown	8,815	18,916	11,256	2,671	41,658
Ricardo H. Rosa	12,216	16,030	12,768	4,183	45,197
John H. Briscoe	2,764	8,553	6,480	3,619	21,416
Robert L. Long (c)	-	75,029	-	-	75,029
Cheryl D. Richard (c)	-	5,327	670	-	5,997
Total	**66,901**	**175,210**	**85,218**	**16,749**	**344,078**

(a) Shares held include privately held shares, U.S. retirement savings plan shares and employee stock purchase plan shares.
(b) The number of shares includes the vesting of time-based restricted share units (RSUs) and performance based contingent deferred units (CDUs). These totals include 148,577 and 66,391 in 2011 and 2012 for shares vesting from 2009 and 2010 CDUs, respectively. In 2013 all shares to vest are annual traunches of time-based awards.
(c) Mr. Long and Ms. Richards are no longer employees of the Company as of December 31, 2010 and therefore we do not disclose the number of shares they may own.

As of December 31, 2009

Name	Total number of shares held (a)	Number of granted shares vesting in 2010 (b)	Number of granted shares vesting in 2011 (b)	Number of granted shares vesting in 2012 (b)	Total
Steven L. Newman	23,133	16,732	28,862	-	68,727
Arnaud Bobillier	22,746	6,714	14,808	-	44,268
Ihab Toma (c)	-	1,411	1,411	1,411	4,233
Eric B. Brown	11,671	10,436	16,245	-	38,352
Ricardo H. Rosa	12,041	4,884	11,847	-	28,772
John H. Briscoe	2,947	3,191	4,936	-	11,074
Robert L. Long	151,108	38,487	75,029	-	264,624
Cheryl D. Richard	2,955	4,549	12,952	-	20,456
Gregory L. Cauthen (d)	-	6,300	3,754	-	10,054
Robert J. Saltiel (d)	-	-	-	-	-
Total	**226,601**	**92,704**	**169,844**	**1,411**	**490,560**

(a) Shares held include privately held shares, U.S. retirement savings plan shares and employee stock purchase plan shares.

(b) These totals include 68,960, 191,046, and 1,940 contingent deferred units vesting in 2010, 2011, and 2012, respectively. The contingent deferred units award is based upon the achievement of the performance standard over the three-year period. The actual number of deferred units received will be determined in the first sixty days of the third year and it is contingent on our performance in Total Shareholder Return relative to a sub-group of our peer group. Above table reflects target number of shares to be received and actual shares will be determined based on performance thresholds.

(c) The contingent deferred unit award was granted to Mr. Toma at time of employment with Transocean on August 17, 2009.

(d) Mr. Cauthen and Mr. Saltiel are no longer employees of the Company as of December 31, 2009 and therefore we no longer disclose the number of shares they may own.

Furthermore, as of December 31, 2010 and 2009, the following executive officers of the Company held the following vested and unvested stock options:

As of December 31, 2010

Name	Number of granted option shares vested and oustanding	Number of granted option shares vesting in 2011	Number of granted option shares vesting in 2012	Number of granted option shares vesting in 2013	Total
Steven L. Newman	71,647	49,135	39,892	21,225	181,899
Arnaud Bobillier	20,039	21,008	16,078	5,896	63,021
Ihab Toma	2,425	7,142	7,143	4,717	21,427
Eric B. Brown	21,272	21,624	16,078	5,896	64,870
Ricardo H. Rosa	14,615	17,276	14,042	5,896	51,829
John H. Briscoe	8,015	7,670	5,359	1,966	23,010
Robert L. Long (a)	328,498	-	-	-	328,498
Cheryl D. Richard (b)	11,334	-	-	-	11,334
Total	**477,845**	**123,855**	**98,592**	**45,596**	**745,888**

(a) Mr. Long's 328,498 shares were vested on February 28, 2010 in association with his retirement.

(b) Ms. Richard's 11,334 shares were vested on May 31, 2010 related to her retirement.

As of December 31, 2009

Name	Number of granted option shares vested and oustanding	Number of granted option shares vesting in 2010	Number of granted option shares vesting in 2011	Number of granted option shares vesting in 2012	Total
Steven L. Newman	43,738	27,909	27,910	18,667	118,224
Arnaud Bobillier	4,929	15,110	15,112	10,182	45,333
Ihab Toma (a)	-	2,425	2,426	2,426	7,277
Eric B. Brown	5,545	15,727	15,728	10,182	47,182
Ricardo H. Rosa	3,235	11,380	11,380	8,146	34,141
John H. Briscoe	2,310	5,705	5,705	3,394	17,114
Robert L. Long	126,905	75,002	75,003	51,588	328,498
Cheryl D. Richard	3,188	11,334	11,334	8,146	34,002
Gregory L. Cauthen	6,593	-	-	-	6,593
Robert J. Saltiel	4,929	-	-	-	4,929
Total	**201,372**	**164,592**	**164,598**	**112,731**	**643,293**

(a) The stock options were granted to Mr. Toma at time of employment with Transocean on August 17, 2009. The options vest in one-third increments over a three-year period on the anniversary of the date of grant.

Note 10—Credits and Loans Granted to Governing Bodies

In 2010, there were no credits or loans granted to active or former members of the Company's Board of Directors, members of the executive management or to any related persons and at December 31, 2010, there are no such credits or loans outstanding.

Note 11—Risk Assessment Disclosure

Transocean Ltd., as the ultimate parent company of Transocean Inc. and Transocean Management Ltd., is fully integrated into the Company-wide internal risk assessment process.

The Company-wide internal risk assessment process consists of regular reporting to the Board of Directors of Transocean Ltd. on identified risks and management's reaction to them. The procedures and actions to identify the risks, and where appropriate remediate, are performed by specific corporate functions (i.e. Treasury, Legal, Internal Audit, Engineering and Operations) as well as by the operating divisions of the Company.

These functions and divisions have the responsibility to support and monitor the Company-wide procedures and processes to ensure their effective operation.

Note 12—Guarantees and Commitments

Transocean Inc., our wholly-owned subsidiary, is the issuer of certain debt securities that we have guaranteed. The guaranteed debt includes certain short and long-term commercial paper, notes, revolving credit facilities, debentures and convertible note obligations totaling CHF 8.5 billion and CHF 9.6 billion as of December 31, 2010 and 2009, respectively. We have no independent assets or operations, our only other subsidiary, Transocean Management Ltd., is minor, and our guarantee of Transocean Inc. debt securities is full and unconditional. There are no significant restrictions on our ability to obtain funds from our consolidated subsidiaries or entities, accounted for under the equity method, through dividends, loans or return of capital distributions.

Note 13—Contingencies

Overview—On April 22, 2010, the Ultra-Deepwater Floater *Deepwater Horizon*, a rig owned and operated by our wholly-owned subsidiaries, sank after a blowout of the Macondo well caused a fire and explosion on the rig. Transocean Ltd. and several of our wholly-owned subsidiaries have been named in lawsuits related to the Macondo well incident. Although the potential impact is uncertain, the Company and its subsidiaries have excess liability insurance coverage as well as contractual indemnities from the operator of the well.

Federal securities claims—Three federal securities law class actions are currently pending, in the U.S. District Court, Southern District of New York, naming us and certain of our officers and directors as defendants. Two of these actions generally allege violations of Section 10(b) of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), Rule 10b-5 promulgated under the Exchange Act and Section 20(a) of the Exchange Act in connection with the Macondo well incident. The plaintiffs are generally seeking awards of unspecified economic damages, including damages resulting from the decline in our stock price after the Macondo well incident. The third action was filed by a former shareholder of a predecessor company, alleging that the proxy statement related to our shareholder meeting in connection with our merger with the predecessor company violated Section 14(a) of the Exchange Act, Rule 14a-9 promulgated thereunder and Section 20(a) of the Exchange Act. The plaintiff claims that the predecessor company's shareholders received inadequate consideration for their shares as a result of the alleged violations and seeks rescission and compensatory damages.

Shareholder derivative claims—In June 2010, two shareholder derivative suits were filed by our shareholders naming us as a nominal defendant and certain of our officers and directors as defendants in the District Courts of the U.S. State of Texas. The first case generally alleges breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement and waste of corporate assets in connection with the Macondo well incident and the other generally alleges breach of fiduciary duty, unjust enrichment and waste of corporate assets in connection with the Macondo well incident. The plaintiffs are generally seeking, on behalf of Transocean, restitution and disgorgement of all profits, benefits and other compensation from the defendants.

Note 14—Related Party Transactions

We issued 16 million of our shares (treasury shares) to Transocean Inc., 13 million and 14 million of which remain available as of December 31, 2010 and 2009, respectively, for our future use to satisfy our obligation to deliver shares in connection with awards granted under our incentive plans, warrants or other right to acquire our shares.

In 2010 and 2009, we received cash dividends amounting to CHF 292 million and CHF 65 million, respectively, from our 100 percent-owned subsidiary, Transocean Inc.

On March 27, 2009, Transocean Ltd. entered into a credit agreement for a CHF 56 million revolving credit facility with Transocean Management Ltd., the borrower. The variable interest rate, linked to the London Interbank Offered Rate ("LIBOR"), was 3.5 percent and 4.5 percent on December 31, 2010 and 2009, respectively. The outstanding balance was zero and CHF 31 million for the years ended December 31, 2010 and 2009, respectively.

Transocean Ltd. subsidiaries perform certain general and administrative services on our behalf, including executive administration, procurement and payables, treasury and cash management, personnel and payroll, accounting and other administrative functions. These expenses are included in costs and expenses from subsidiaries in the statement of operations and totaled CHF 15 million for both years ended December 31, 2010 and 2009, of which CHF 12 million and CHF 10 million related to personnel expenses for the year ended December 31, 2010 and 2009, respectively.

Note 15—Subsequent Events

On January 24, 2011, we filed an appeal with the Swiss Federal Supreme Court against the decision of the Administrative Court of the Canton of Zug (see Note 4 – Par Value Reduction). Pursuant to the Invitation and Proxy Statement for the 2011 annual general meeting, the Board of Directors has proposed that shareholders at the meeting approve the rescission of the cash distribution in the form of a par value reduction approved at the 2010 annual general meeting. In addition, the Board of Directors has proposed for approval by the shareholders at the 2011 annual general meeting a U.S. dollar-denominated dividend of USD 3.16 per outstanding share out of additional paid-in capital, which is payable in four quarterly installments. The proposed dividend is, among other things, contingent on shareholders approving the rescission of the cash distribution in the form of a par value reduction approved at the 2010 annual general meeting (see Proposed Appropriation of Available Earnings). On February 18, 2011, we filed with the Swiss Federal Supreme Court a request to stay the pending appeal against the decision of the Administrative Court of the Canton of Zug until shareholders have voted on the proposed rescission of the cash distribution in the form of a par value reduction approved at the 2010 annual general meeting.

Proposed Appropriation of Available Earnings

(in CHF thousands)	December 31, 2010	December 31, 2009
Balance brought forward from previous years	36,713	45
Net profit of the year	224,976	36,668
Total available earnings	261,689	36,713
Balance to be carried forward on this account	261,689	36,713

(in CHF thousands)	Legal reserve - general reserve - reserve from capital contribution	Free Reserve	
		Reserve from capital contribution	Dividend reserve reserve from capital contribution
Balance as of December 31, 2010	7,925,000	3,243,051	-
Proposed reallocation of free reserve - reserve from capital contribution to general legal reserves - reserves from capital contribution	3,243,051	(3,243,051)	-
Proposed release of general legal reserves from capital contribution to dividend reserve from capital contribution	(1,937,000)	-	1,937,000
Balance to be carried forward on these accounts	9,231,051	-	1,937,000

Release and Allocation of Legal Reserve, Reserve From Capital Contributions, to Dividend Reserve From Capital Contributions; Dividend Out of Reserve From Capital Contribution

Note: ***A vote by shareholders at the 2011 Annual General Meeting on the proposed release and allocation of legal reserve, reserve from capital contributions, to dividend reserve from capital contributions; and the dividend distribution out of the dividend reserve from capital contributions is contingent on the approval by shareholders at the 2011 Annual General Meeting of the proposals of the Board of Directors to (1) carry-forward all available earnings and (2) rescind the distribution to shareholders in the form of a par value reduction as approved at the 2010 Annual General Meeting. If either of these proposals is not approved, then there will be no vote on the agenda item at the 2011 Annual General Meeting regarding the distribution of a dividend out of reserve from capital contribution and, as a result, no dividend out of reserve from capital contribution will be authorized by shareholders at the 2011 Annual General Meeting.***

The Board of Directors submits to the shareholders a resolution containing the following elements:

(1) A dividend in the amount of USD 3.16 per share of the Company (the "Per Share USD Dividend Amount," and the aggregate Per Share USD Dividend Amount, calculated on the basis of the total number of shares outstanding as of the 2011 Annual General Meeting, excluding any shares held by the Company or any of its direct or indirect subsidiaries, the "Aggregate USD Dividend Amount"), shall be distributed out of the dividend reserve from capital contributions (expressed in CHF and amounting to CHF 1,937,000,000) approved pursuant to the proposal of the Board of Directors under Agenda Item 6(A) [sc. of the proxy statement and the invitation to the annual general meeting of the Company] (the "Dividend Reserve"); the dividend shall be payable in four equal installments of USD 0.79 per share of the Company outstanding (excluding any shares held by the Company or any of its direct or indirect subsidiaries) on the record date for the applicable installment (each such installment hereinafter a "Per Share Quarterly USD Dividend Amount"; each date on which a Per Share Quarterly USD Dividend Amount is paid hereinafter an "Installment Date"; and the aggregate Per Share Quarterly USD Dividend Amount payable on an Installment Date, calculated on the basis of the total number of shares outstanding as of the record date for the relevant Per Share Quarterly USD Dividend Amount, the "Aggregate Quarterly USD Dividend Amount");

provided, however, that:

(a) if, on the date of the 2011 Annual General Meeting, the Aggregate USD Dividend Amount exceeds, when converted into CHF at a USD/CHF exchange rate prevailing on or about the date of the 2011 Annual General Meeting as determined by the Board of Directors or, upon due authorization by the Board of Directors, executive management in its reasonable discretion, the Dividend Reserve (expressed in CHF), the proposed Per Share USD Dividend Amount shall be reduced such that the Aggregate USD Dividend Amount, converted into CHF at a USD/CHF exchange rate prevailing on or about the date of the 2011 Annual General Meeting as determined by the Board of Directors or, upon due authorization by the Board of Directors, executive management, in its reasonable discretion, is at a maximum equal to the Dividend Reserve (expressed in CHF); and

provided, further, that

(b) if any Aggregate Quarterly USD Dividend Amount, when converted into CHF at a USD/CHF exchange rate prevailing on or about the record date for that Aggregate Quarterly USD Dividend Amount as determined by the Board of Directors or, upon due authorization by the Board of Directors, executive management in its reasonable discretion, exceeds the Dividend Reserve amount (expressed in CHF) as of the record date for that Aggregate Quarterly USD Dividend Amount, taking into account the payment of any preceding Aggregate Quarterly USD Dividend Amount (if any) (the Dividend Reserve so calculated hereinafter the "Remaining Dividend Reserve"), the Per Share Quarterly USD Dividend Amount shall be reduced such that the Aggregate Quarterly USD Dividend Amount, converted into CHF at a USD/CHF exchange rate prevailing on or about the record date for such Aggregate Quarterly USD Dividend Amount as determined by the Board of Directors or, upon due authorization by the Board of Directors, executive management in its reasonable discretion, is at a maximum equal to the Remaining Dividend Reserve.

(2) Shareholders may, upon the terms and conditions provided by the Board of Directors in its reasonable discretion, elect, during the election period as determined by the Board of Directors or, upon due authorization by the Board of Directors, executive management in its reasonable discretion, to receive any Per Share Quarterly USD Dividend Amount in CHF (subject to the downward adjustments in accordance with the principles set forth above under (1)), at the USD/CHF exchange rate prevailing on or about the record date for the relevant Per Share Quarterly USD Dividend Amount, as determined by the Board of Directors or, upon due authorization by the Board of Directors, executive management in its discretion.

(3) It shall be the task of the Board of Directors or, upon due authorization by the Board of Directors, executive management to execute this resolution of the 2011 Annual General Meeting, including, but not limited to, setting the record date (and thus indirectly the ex-dividend date), the Installment Dates and determining the duration of the election period to request payment of Per Share Quarterly USD Dividend Amount in CHF. As specified in the Articles of Association, the Board of Directors will determine the date from which shares newly issued out of the authorized share capital of the Company are entitled to dividend payments. Shares newly issued out of the conditional share capital are entitled to dividend payments if such shares are issued on or before the record date for the relevant Per Share Quarterly USD Dividend Amount. For the avoidance of doubt, shareholders who sell their shares prior to the relevant record date lose their dividend entitlement and transfer such entitlement to the purchaser(s) of their shares.

(4) Any Dividend Reserve amount remaining after the payment of the final Aggregate Quarterly USD Dividend Amount shall, by operation of this shareholder resolution, be immediately reallocated to the account "legal reserve, reserve from capital contributions," included in the Company's statutory standalone balance sheet, without any requirement that such reallocation be approved by the Board of Directors or the general meeting of shareholders.

Corporate Governance Report

Transocean Ltd. (together with its subsidiaries and predecessors, unless the context requires otherwise, "Transocean", the "Company", "we", "us" or "our") is committed to the highest standards for corporate ethics and governance. This long-standing commitment is supported, in part, by our Governance Guidelines, Committee Charters and Code of Integrity.

As a company whose shares are listed on both the New York Stock Exchange ("NYSE") and SIX Swiss Exchange ("SIX"), we are bound by the legal and regulatory requirements of both Switzerland and the United States of America. This Corporate Governance Report (the "Report") has been designed to comply with the SIX Directive on Information Relating to Corporate Governance.

This Report refers at various places to information contained in other parts of the document "Transocean Proxy Statement and 2010 Annual Report," of which this Report forms a part and to which we collectively refer in this Report as the "Annual Report." In addition to this Corporate Governance Report, the Annual Report consists of the following parts:

(1) 2010 Letter to the Shareholders;

(2) Invitation to and Proxy Statement for the Annual General Meeting of Transocean Ltd. of May 14, 2011;

(3) 2010 Annual Report to Shareholders (including the consolidated financial statements of Transocean Ltd. and its subsidiaries for fiscal year 2010, the notes thereto, and the audit reports thereon); and

(4) Statutory Financial Statements of Transocean Ltd. for the years ended December 31, 2010 and 2009 and the audit report thereon.

1. *Group Structure and Shareholders*

1.1 *Group Structure*

Transocean is comprised of Transocean Ltd., a company incorporated under the laws of Switzerland and the ultimate parent of the group, and the unlisted subsidiaries presented in Annex 1 to this Report.

Transocean Ltd.'s registered office is at Steinhausen, Turmstrasse 30, CH-6300 Zug, Switzerland.

Stock Exchange Listings[1]

Stock Exchange	Security	Ticker Symbol	Security No.	ISIN Code
NYSE	Transocean Ltd., Steinhausen, shares	RIG	H8817H100	CH 004 826551 3
SIX	Transocean Ltd.,	RIGN	4 826 551	CH 004 826551 3
	Steinhausen, shares	RIGNE (second trading line)	1 111 719 0 (second trading line)	CH 011 117190 3 (second trading line)

[1] All data as of December 31, 2010.

As of December 31, 2010, Transocean Ltd. had a market capitalization of approximately USD 22.2 billion or CHF 20.6 billion.

The Transocean operational group structure is described in "Item 8. Financial Statements and Supplementary Data" on page AR-68 of this Annual Report, which also contains disclosures regarding the segments in which we operate pursuant to generally accepted accounting principles in the United States.

Transocean is a leading international provider of offshore contract drilling services for oil and gas wells. Our mobile offshore drilling fleet is considered one of the most modern and versatile fleets in the world. Specializing in technically demanding sectors of the offshore drilling business with a particular focus on deepwater and harsh environment drilling services, we contract our drilling rigs, related equipment and work crews predominantly on a dayrate basis to drill oil and gas wells. At December 31, 2010, we owned, had partial ownership interests in or operated 139 mobile offshore drilling units, consisting of 47 High-Specification Floaters (Ultra-Deepwater, Deepwater and Harsh Environment semisubmersibles and drillships), 25 Midwater Floaters, 10 High-Specification Jackups, 54 Standard Jackups and three Other Rigs. We also had one Ultra-Deepwater Floater and three High-Specification Jackups under construction (see Notes to the Consolidated Financial Statements—Note 9—Drilling Fleet on page AR-89 *et seq.* of this Annual Report).

We also provide oil and gas drilling management services, drilling engineering and drilling project management services, and we participate in oil and gas exploration and production activities. Drilling management services are provided through Applied Drilling Technology Inc., our wholly owned subsidiary, and through ADT International, a division of one of our U.K. subsidiaries (together, "ADTI").

ADTI conducts drilling management services primarily on either a dayrate or a completed-project, fixed-price (or "turnkey") basis. Oil and gas properties consist of exploration, development and production activities performed by Challenger Minerals Inc. and Challenger Minerals (North Sea) Limited (together, "CMI"), our oil and gas subsidiaries.

1.2 *Significant Shareholders*

The table below sets forth the persons or entities known to the Company as of December 31, 2010 to be holding beneficially 2% or more of the Company's share capital registered in the commercial register. Each Share carries one vote at a general meeting of shareholders of the Company and, as such, the number of Shares held by each person or entity set forth below is equal to the number of voting rights held by such person or entity. The Swiss Federal Act on Stock Exchanges and Securities Trading (the "SESTA") and the rules and regulations promulgated thereunder, to which the Company and beneficial owners of its shares are subject, requires persons who directly, indirectly or in concert with other parties acquire or dispose of Transocean shares or purchase or sale rights or obligations relating to Transocean shares, and, thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33⅓%, 50% or 66⅔% of the Company's voting rights (whether exercisable or not) to notify the Company and the Disclosure Office of SIX of such acquisition or disposal in writing.

Shareholder	**Purchase Positions**	**Sale Positions**	**% of Shares Registered**[1]
BlackRock Group[2]	12,450,671 Shares 17,902 (contract for difference with actual delivery)	-	3.72%
FMR LLC[3]	19,165,692 Shares	-	5.72%
The Capital Group Companies, Inc.[4]	9,422,907 Shares 163,103 (1.625% Series A Convertible Senior Notes)	-	2.86%
Transocean Ltd.	16,154,620 Shares	4,314,017 [5][6][7]	6.11%[5][6][7]
Marsico Capital Management, LLC[8]	8,607,055 Shares	-	2.57%

(1) The percentage indicated is based on the 335,235,298 shares issued and registered in the commercial register as of December 31, 2010.

(2) The number of shares held by the BlackRock Group is based on a notification received by the Company on December 6, 2010 informing the Company that the ownership of the BlackRock Group has exceeded 3%.

(3) The number of shares held by FMR LLC is based on a statement on Schedule 13G filed with the SEC on February 14, 2011, which was filed jointly by FMR LLC, Edward C. Johnson 3d, and Fidelity Management & Research Company. According to the filing, FMR LLC has sole voting power over 2,891,991 shares and sole dispositive power over 19,165,692 shares and shared voting or dispositive power

over no shares. Of the shares reported, 15,660,402 shares are beneficially owned by Fidelity Management & Research Company, an investment adviser and a wholly-owned subsidiary of FMR LLC, as a result of acting as investment advisor to various investment companies (collectively, the "Fidelity Funds"); with respect to these shares, FMR LLC, Mr. Edward C. Johnson 3d and each of the Fidelity Funds exercise sole dispositive power and the Fidelity Funds' Board of Trustees exercise sole voting power.

Based on a notification received by the Company on November 15, 2010 informing the Company that the ownership of FMR LLC, on behalf of funds managed by and clients of FMR LLC and its direct and indirect subsidiaries, has exceeded 5%, FMR LLC held 16,903,001 or 5.04 of the issued shares as of December 31, 2010. That notification was made on the basis of the reporting obligations of beneficial owners pursuant to the SESTA and the implementing ordinances thereof.

(4) The number of shares held by Capital Group Companies, Inc., is based on a notification received by the Company on November 9, 2010 informing the Company that the ownership of the Capital Group Companies, Inc., on behalf of funds managed by and clients of Capital Group Companies, Inc. and its direct and indirect subsidiaries, has fallen below 3%. Note that as of December 31, 2010 substantially all of the 1.625% Series A Convertible Senior Notes, which Capital Group Companies, Inc. notified as a purchase position, were repurchased, subject to an amount of USD 11 million, which we called for redemption on January 31, 2011. For further information on our Convertible Senior Notes, please refer to the Notes to the Consolidated Financial Statements—Note 11 Debt 1.625% Series A, 1.50% Series B and 1.50% Series C Convertible Senior Notes on page AR-95 *et seq*. of this Annual Report

(5) Since October 18, 2010, Pacific Drilling Limited ("Pacific Drilling") has the right to exchange its 50%-interest in the joint venture TPDI formed by Transocean Offshore International Ventures Limited ("TOIVL") and Pacific Drilling to own and operate two ultra-deepwater drillships named Dhirubhai Deepwater KG1 and Dhirubhai Deepwater KG2 (collectively, the "Drillships"). Pacific Drilling may elect to exchange its interest in (a) registered shares of Transocean Ltd. (the "Exchange Right") or (b) cash. To calculate the number of shares deliverable or issuable by Transocean Ltd. (if any), Pacific Drilling and TOIVL have contractually agreed to conduct upon exercise by Pacific Drilling of its Exchange Right an appraisal of the fair market value of Pacific Drilling's stake in TPDI, subject to various adjustments. As of the date hereof, it cannot be determined what number of registered shares of Transocean Ltd. (if any) will be issuable or deliverable upon exercise of the Exchange Right. At any rate, Transocean Ltd's obligation to issue or deliver registered shares would be capped at 15% of the then-issued and outstanding shares.

Based on the fair value set forth in publicly available broker reports, taking into account the carrying amount of debt related to each Drillship, and using, the 30-day average closing price per Transocean share on the NYSE of USD 70.25 as of December 31, 2010, the percentage of voting rights conferred on Pacific Drilling would be approximately 2.68% of Transocean's share capital as currently registered in the commercial register.

Note that the values indicated above are used for guidance only. The fair value of the Drillships and the Transocean reference share price at the date the Exchange Right is exercised may be materially different from the values disclosed in or used for purposes of this disclosure.

(6) Transocean Ltd. is the sponsor of the stock options, deferred units and share appreciation rights ("SARs") (collectively the "Awards") outstanding under Transocean Ltd.'s share-based compensation plans (collectively the "Plans"). See the separate disclosure of outstanding Awards per Plan at http://phx.corporate-ir.net/phoenix.zhtml?c=113031&p=summary. Overall, the Plans relate to 4,314,017 shares and voting rights or 1.29% of Transocean's registered share capital. The underlying in relation to each Plan are registered shares of Transocean Ltd. (either out of conditional share capital, authorized share capital or by delivery of treasury shares). Transocean Ltd. will, in accordance with an exemption granted by the SIX Disclosure Office, update its disclosure regarding sale positions pertaining to its Plans once a year on the date of the release of its quarterly results for the period ending March 31 in the event that an updated disclosure is required because one of the thresholds set forth in Article 20 SESTA has been triggered.

(7) Transocean Inc. has granted written conversion and share purchase rights in the form of convertible senior notes (USD 1.7 billion aggregate principal amount of 1.5% Series B Convertible Senior Notes due December 2037 and USD 1.7 billion aggregate principal amount of 1.5% Series C Convertible Senior Notes due December 2037 (collectively with the 1.625% Series A Convertible Senior Notes, the "Convertible Senior Notes") - see item 2.7 of this Report, including information regarding the 1.625% Series A Convertible Senior Notes due December 2037, substantially all of which were repurchased as of December 31, 2010, subject to an amount of USD 11 million, which we called for redemption on January 31, 2011.

Under the terms and conditions contained within the indentures of the Convertible Senior Notes, Transocean Inc. will, upon occurrence of a conversion event, deliver cash up to the aggregate principal amount of the notes and accrued interest (if any). Transocean Ltd. would only be required to deliver or issue shares for the remainder of its conversion obligation.

As long as the share price per Transocean Ltd. registered share does not exceed USD 168.61 (as increased and adjusted upon the occurrence of certain events) as quoted on the NYSE during the relevant reference period prior to a conversion event, Transocean Ltd. will not be required to issue or deliver any shares in addition to its cash delivery obligation. The Convertible Senior Notes do not provide for a cap on the relevant conversion price and therefore, there is no maximum number of shares issuable or deliverable at the date hereof and at any date thereafter prior to the occurrence of a conversion event and the lapse of the relevant reference period. The SIX Disclosure Office has therefore granted Transocean Ltd. an exemption from the requirement to disclose the number and percentage of voting rights attached to the sale positions in the form of the Senior Convertible Senior Notes.

(8) The number of shares held by Marsico Capital Management, LLC is based on a notification received by the Company on May 3, 2010 informing the Company that the ownership of Marsico Capital Management, LLC, on behalf of funds managed by and clients of Marsico Capital Management, LLC and its direct and indirect subsidiaries, has fallen below 3%.

For a full review of the disclosure reports that were made to the Company and the SIX Disclosure Office during fiscal year 2010, and then published on the SIX electronic publication platform in accordance with art. 20 SESTA, please refer to the search facility of the SIX Disclosure Office at http://www.six-swiss-exchange.com/shares/companies/major_shareholders_en.html.

Information on the share ownership by directors and executive officers, and greater than 5% shareholders as of December 31, 2010, based on the number of the Company's shares outstanding (which is equal to the shares issued less the shares held in the Company's treasury), is included on page P-32 of this Annual Report under the heading "Security Ownership of Certain Beneficial Owners" and on page P-33 of this Annual Report under the heading "Security Ownership of Directors and Executive Officers."

1.3 *Cross-Shareholdings*

Transocean does not have any shareholdings in companies outside the group that to its knowledge have shareholdings in Transocean.

2. *Capital Structure*

2.1 *Share Capital*

As of December 31, 2010, the Company's share capital amounted to CHF 5,028,529,470 and was divided into 335,235,298 shares. The shares are registered shares (*Namenaktien*) with a par value of CHF 15 each. The shares are fully paid, non-assessable and rank *pari passu* with each other and all other shares.

As of December 31, 2010, the Company has no authorized share capital. The authorized capital pursuant to art. 5 of our Articles of Association expired on December 18, 2010. Note that our Board of Directors (the "Board") proposed to the 2011 annual general meeting of shareholders of the Company, scheduled for May 13, 2011, to amend the Articles of Association in order to renew the Company's authorized share capital until May 13, 2013. For details of that proposal refer to page P-13 of this Annual Report under the heading "Agenda Item 7, New Authorized Share Capital."

As to conditional share capital, see item 2.2 of this Report.

As to the Company's par value distribution approved at the 2010 Annual General Meeting, see item 2.3 of this Report.

2.2 *Conditional Share Capital*

As of December 31, 2010, our Articles of Association provide for a conditional share capital that authorizes the issuance of new shares up to a maximum amount of CHF 1,951,069,434.36 by issuing a maximum of 167,617,649 fully paid up shares with a par value of CHF 15 each. Any such shares may be issued through:

- the exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted in connection with bonds, options, warrants or other securities newly or already issued in national or international capital markets or new or already existing contractual obligations by or of any member of the group (hereinafter collectively, the "Rights-Bearing Obligations"); or

- in connection with the issuance of shares, options or other share-based awards to members of the Board, employees, contractors, consultants or other persons providing services to a member of the Group.

The conditional share capital does not have an expiration date. Shareholders do not have pre-emptive rights to subscribe to the newly issued shares issued out of the conditional share capital.

However, in connection with the issuance by the Company or one of its group companies of Rights-Bearing Obligations, shareholders generally have advance subscription rights. The Board may withdraw or limit the advance subscription rights of the shareholders if (1) the issuance is for purposes of financing or refinancing the acquisition of an enterprise, parts of an enterprise, participations or investments or (2) the issuance occurs in national or international capital markets or through a private placement.

If the advance subscription rights are neither granted directly nor indirectly by the Board, the following applies: (i) The Rights-Bearing Obligations shall be issued or entered into at market conditions; (ii) the conversion, exchange or exercise price of the Rights-Bearing Obligations shall be set with reference to the market conditions prevailing at the date on which the Rights-Bearing Obligations are issued; and (iii) the Rights-Bearing Obligations may be converted, exchanged or exercised during a maximum period of 30 years from the date of the relevant issuance or entry.

In connection with the issuance of any shares or Rights-Bearing Obligations pursuant to the second prong of the conditional share capital described above (*i.e.*, the conditional share capital to satisfy our obligations under the share-based compensation plans), the preemptive rights and advance subscription rights of the shareholders are generally excluded. The respective shares or Rights-Bearing Obligations are to be issued in accordance with the share-based compensation plans of the Company or its subsidiaries.

2.3 *Changes in Capital*

2008 Ordinary Capital Increase / Contribution in Kind

In connection with the Redomestication Transaction and related capital increase of December 19, 2008 (see "Item 1. Business Background" on page AR-3 of this Annual Report), and in accordance with the contribution in kind agreement dated as of December 18, 2008 (the "Contribution in Kind Agreement"), the Company acquired 319,228,632 ordinary shares of the former group parent company, Transocean Inc., a Cayman Islands company ("Transocean Inc."). The shares of Transocean Inc. were acquired for a total value of CHF 16,476,107,961.80. As consideration for this contribution, the Company issued to an exchange agent, acting for the account of the holders of ordinary shares of Transocean Inc. outstanding immediately prior to the completion of the Contribution in Kind Agreement and in the name and the account of Transocean Inc., a total of 335,228,632 fully paid shares with a total par value of CHF 5,028,429,480. The difference between the aggregate par value of the issued shares and the total value of CHF 11,447,678,481.80 was allocated to the legal reserves (additional paid-in capital) of the Company.

As part of the above described transactions, the extraordinary general meeting of shareholders of the Company held on December 18, 2008 approved, among other things, (i) the consolidation of the registered shares of the Company with a par value of CHF 0.01 each into registered shares with a par value of CHF 15 each, (ii) an increase in the Company's share capital from CHF 100,000 by an amount of CHF 5,028,429,480 (eliminating fractional shares resulting from the consolidation described in clause (i) above) to CHF 5,028,529,470 through the issuance of 335,228,632 fully paid registered shares with a par value of CHF 15 each, (iii) authorized share capital authorizing the Board to issue new shares up to a maximum amount of CHF 1,951,069,434.36 by issuing a maximum of 167,617,649 fully paid up shares with a par value of CHF 15 each (the authorized share capital expired on December 18, 2010 – see item 2.2 of this Report), and (iv) the conditional share capital as described in more detail in item 2.2 of this Report.

Release of CHF 3.5 billion of legal reserves (additional paid-in capital) to free reserves (approved at the 2009 AGM)

At the 2009 Annual General Meeting, shareholders approved a proposal by the Board that CHF 3.5 billion of legal reserves (additional paid-in capital) be released and allocated to other reserves. As to the reallocation of free reserves to legal reserves, reserve from capital contributions, refer to page P-9 of this Annual Report under the heading "Agenda Item 4, Reallocation of Free Reserve to Legal Reserve, Reserve From Capital Contributions."

As of December 31, 2010, December 31, 2009 and December 31, 2008, balances in shareholders' equity of Transocean Ltd., based on the parent company's Swiss Statutory Financial Statements, were as follows:

(in CHF thousands except share data)	Ordinary shares		Legal reserve				
	Shares	Amount	General reserves - reserve from capital contribution	Reserve for treasury shares - reserve from capital contributions (a)	Free reserve - reserve from capital contribution	Retained earnings	Total shareholder's equity
Balance at December 31, 2008	335,235,298	5,028,529	11,447,579	100	-	45	16,476,253
Tranfer to free reserve	-	-	(3,500,000)	-	3,500,000	-	-
Net Income	-	-	-	-		36,668	36,668
Balance at December 31, 2009	335,235,298	5,028,529	7,947,579	100	3,500,000	36,713	16,512,921
Treasury share repurchased	-	-	(22,579)	279,528	(256,949)	-	-
Net income						224,976	224,976
Balance at December 31, 2010	335,235,298	5,028,529	7,925,000	279,628	3,243,051	261,689	16,737,897

2009 Share Repurchase Program (approved at the 2009 AGM)

In May 2009, at our annual general meeting, our shareholders approved and authorized our Board, at its discretion, to repurchase an amount of our shares for cancellation with an aggregate purchase price of up to CHF 3.5 billion, which is equivalent to approximately USD 3.76 billion at an exchange rate as of the close of trading on December 31, 2010 of USD 1.00 to 0.93 Swiss francs. On February 12, 2010, our Board authorized our management to implement the share repurchase program.

As of December 31, 2010, following the authorization by our Board, we repurchased 2,863,267 of our shares under our share repurchase program for an aggregate purchase price of CHF 257 million, which is equivalent to approximately USD 240 million at an exchange rate as of the close of trading on December 31, 2010 of USD 1.00 to 0.93 Swiss francs. At December 31, 2010, we held 2,863,267 treasury shares purchased under our share repurchase program, recorded at cost.

For further information on the Company's share repurchase program, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources–Sources and Uses of Liquidity–Share repurchase program" on page AR-54 of this Annual Report.

Distribution of Par Value to Shareholders (approved at the 2010 AGM)

In May 2010, at our annual general meeting, our shareholders approved a cash distribution in the form of a par value reduction in the aggregate amount of CHF 3.44 per issued share, equal to approximately $3.70, using an exchange rate of USD 1.00 to CHF 0.93 as of the close of trading on December 31, 2010. On August 13, 2010, the Commercial Register of the Canton of Zug rejected our application to register the first of four partial par value reductions. We appealed the Commercial Register's decision, and on December 9, 2010, the Administrative Court of the Canton of Zug rejected our appeal. On January 24, 2011, we filed an appeal with the Swiss Federal Supreme Court against the decision of the Administrative Court of the Canton of Zug. On February 18, 2011, we filed with the Swiss Federal Supreme Court a request to stay the pending appeal until shareholders have voted on a proposal to rescind the cash distribution in the form of a par value reduction approved at the 2010 annual general meeting. The Swiss Federal Supreme Court has approved our stay request. For further information refer to page P-10 of this Annual Report under the heading Agenda Item 5, Recission of the Distribution to Shareholders in the Form of a Par Value Reduction as Approved at the 2010 Annual General Meeting.

Conditional Share Capital / Authorized Share Capital

Although the Company has been authorized by its shareholders to use conditional share capital to satisfy its obligations under its share-based compensation plans, the Company has not issued any shares out of its conditional share capital and instead only used shares held in treasury. Further, the Company did not issue any shares out of its authorized share capital, which was approved by shareholders at the extraordinary general meeting on December 19, 2008 and expired on December 18, 2010. As to the proposed authorized share capital to be approved at the 2011 annual general meeting, refer to page P-13 of this Annual Report under the heading "Agenda Item 7, New Authorized Share Capital."

2.4 *Shares and Other Equity Securities*

Each Transocean share carries one vote at a general meeting of shareholders. Voting rights may be exercised by shareholders (including nominees) registered in the Company's share register or by a duly appointed proxy of a registered shareholder or nominee, which proxy need not be a shareholder of the Company. Shareholders wishing to exercise their voting rights who hold their shares through a bank, broker or other nominee must follow the instructions provided by such bank, broker or other nominee or, absent instructions, contact such bank, broker or other nominee for instructions. Shareholders holding their shares through a bank, broker or other nominee will not automatically be registered in the Company's share register. If any such shareholder wishes to be registered in the Company's share register, such shareholder must contact the bank, broker or other nominee through which it holds its shares.

Our Articles of Association do not limit the number of shares that may be voted by a single shareholder. Holders of treasury shares, whether the holder is the Company or one of its majority-owned subsidiaries, will not be entitled to vote at general meetings of the shareholders.

Our shares are registered shares with a par value of CHF 15 each. The shares are fully paid-up. The shares have been issued in uncertificated form in accordance with article 973c of the Swiss Code of Obligations ("CO") as uncertificated securities (*Wertrechte*). In accordance with article 973c CO, the Company maintains a register of uncertificated securities (*Wertrechtebuch*).

The Company has not issued any preferred shares or any non-voting equity security, such as participation certificates (*Partizipationsscheine*) or profit sharing certificates (*Genussscheine*).

2.5 *Dividend-Right Certificates*

The Company has not issued any dividend-right certificates.

2.6 *Limitations on the Transferability of Shares and Nominee Registrations*

The Company has not imposed any restrictions regarding the transfer of shares.

The Company's share register is maintained by BNY Mellon Shareholder Services, which acts as transfer agent and registrar. The share register lists the names of the registered record owners of the Company's shares. Beneficial owners of shares who hold shares through a bank, broker or other nominee exercise the shareholders' rights through the intermediation of such nominee. Nominee companies can be entered into the share register with voting rights. The Company does not limit or restrict nominee registrations.

Only holders of shares (including nominees) that are recorded in the share register as of the record date (*see* item 6.5 of this Report) are entitled to vote at a general meeting of shareholders.

2.7 *Convertible Bonds and Options*

In December 2007, Transocean Inc. issued $2.2 billion aggregate principal amount of 1.625% Series A Convertible Senior Notes due December 2037, $2.2 billion aggregate principal amount of 1.50% Series B Convertible Senior Notes due December 2037, and $2.2 billion aggregate principal amount of 1.50% Series C Convertible Senior Notes due December 2037 (collectively the "Convertible Senior Notes"). For more detailed information on the Senior Convertible Notes, refer to the Notes to the Consolidated Financial Statements—Note 11—Debt—1.625% Series A, 1.50% Series B and 1.50% Series C Convertible Senior Notes on page AR-95 of this Annual Report. Note in particular that substantially all of the 1.625% Series A Convertible Senior Notes were repurchased as of December 31, 2010, subject to an amount of USD 11 million, which we called for redemption on January 31, 2011.

We have (i) a long-term incentive plan (the "Long-Term Incentive Plan") for executives, key employees and outside directors under which awards can be granted in the form of stock options, restricted shares, deferred units, SARs and cash performance awards and (ii) other incentive plans under which awards are currently outstanding. Awards that may be granted under the Long-Term Incentive Plan include traditional time-vesting awards ("time-based awards") and awards that are earned based on the achievement of certain performance criteria ("performance-based awards") or market factors ("market-based awards"). For information on our share-based compensation plans, refer to the Notes to the Consolidated Financial Statements—Note 17—Share Based Compensation Plans on page AR-110 of this Annual Report and Transocean's compensation discussion and analysis on page P-34 *et seq.* of this Annual Report under the caption "Compensation Discussion and Analysis."

3. ***Board of Directors***

3.1 The members of the Board as of December 31, 2010 are set forth below. All ages included are as of
3.2 February 15, 2011.

Note that Robert L. Long and John L. Whitmire resigned from the Board effective February 28, 2010 and July 1, 2010, respectively.

Note further that Richard L. George resigned from the Board effective February 11, 2011, and Robert E. Rose and Victor E. Grijalva will not stand for re-election at the 2011 annual general meeting to be held on May 13, 2011.

Class III—Terms Expiring 2011

ROBERT E. ROSE, age 71, U.S. citizen, has served as Chairman of the Board of Directors of the Company since November 2007. Since February 2009, Mr. Rose has served on the Industry Executive Board of Avista Capital Partners II, LP, a private equity company. Mr. Rose served as President of Taylor Energy Company LLC, a private oil and gas production company based in New Orleans, Louisiana, from March 2008 until July 2009 when he resigned as President, but continues to serve on the Board of Directors of Taylor Energy Company LLC. Mr. Rose was the non-executive Chairman of the Board of Directors of GlobalSantaFe Corporation from March 2004, when he retired as an employee of GlobalSantaFe, until November 2007. Mr. Rose served as GlobalSantaFe's Executive Chairman from 2001 until 2004, prior to which he served as the President and Chief Executive Officer of Global Marine after re-joining Global Marine in 1998 and as Global Marine's Chairman from 1999 through 2001. He began his professional career with Global Marine in 1964 and left Global Marine in 1976. Mr. Rose then held executive positions with other offshore drilling companies, including more than a decade as President and Chief Executive Officer of Diamond Offshore Drilling, Inc. and its predecessor, Diamond M Company. He resigned from Diamond Offshore in 1998 and served as President and Chief Executive Officer of Cardinal Services, Inc., an oil services company, before re-joining Global Marine. Mr. Rose holds a Master of Business Administration (MBA) degree from Southern Methodist University, Dallas Texas (1980).

MARTIN B. MCNAMARA, age 63, U.S. citizen, has served as a director of the Company since November 1994. Mr. McNamara is a retired Partner of the law firm of Gibson, Dunn & Crutcher LLP and has served as a member of the firm's executive, finance, planning and compensation committees, as well as a Partner-in-Charge of the firm's Texas practice. During the past ten years and prior to his retirement in 2010, Mr. McNamara was in the private practice of law. Mr. McNamara received his Bachelor of Arts degree in 1969 from Providence College and his law degree in 1972 from Yale Law School. Mr. McNamara has served as the chair of the Corporate Counsel Section of the State Bar of Texas and is a lifetime fellow of the Texas Bar Foundation.

IAN C. STRACHAN, age 67, U.K. and U.S. citizen, has served as a director of the Company since December 1999. Mr. Strachan is a director of Caithness Petroleum Ltd. (since 2008), Xstrata plc (since 2003), and Rolls Royce Group plc (since 2003). He served as a director of Johnson Matthey plc from 2002 to March 2009 and as Chairman of the Board of Instinet Group Incorporated from January 2003 to December 2005. Mr. Strachan served as Chief Executive Officer of BTR plc from 1996 until 1999. From 1987 to 1995, Mr. Strachan was with Rio Tinto plc, serving as Chief Financial Officer from 1987 to 1991 and as Deputy Chief Executive Officer from 1991 to 1995. He was employed by Exxon Corporation from 1970 to 1986. Mr. Strachan received his Master of Arts in History in 1965 from Christ's College, Cambridge University, and his Master of Public Affairs in 1967 from the Woodrow Wilson School, Princeton University and was a teaching fellow and Ph.D. candidate at Harvard University from 1969 to 1970.

VICTOR E. GRIJALVA, age 72, U.S. citizen, has served as a director of the Company since December 1999 and served as Chairman of our Board of Directors until October 2002. He is the retired Vice Chairman of Schlumberger Limited. Before serving as Vice Chairman, Mr. Grijalva served as Executive Vice President of Schlumberger's Oilfield Services division from 1994 to January 1999 and as Executive Vice President of Schlumberger's Wireline, Testing & Anadrill division from 1992 to 1994. He is currently a director of Dynegy Inc. (since 2006) and Global Oilfield Services (since 2009). Within the past five years, Mr. Grijalva was also an advisory director of Tenaris S.A. from 2004 to 2006 and a director of Hanover Compressor Company from 2002 to 2006. Mr. Grijalva graduated in 1963 from Carnegie Mellon University with a bachelors degree in electrical engineering and in 1964 from the University of Pennsylvania with a masters degree in electrical engineering.

Class I—Terms Expiring 2012

W. RICHARD ANDERSON, age 57, U.S. citizen, has served as a director of the Company since November 2007. He served as a director of GlobalSantaFe Corporation from September 2006 until November 2007. Since August 2008, Mr. Anderson has served as the Chief Financial Officer of Eurasia Drilling Company Limited, the largest land drilling company in the former Soviet Union. From March 2007 until August 2008, Mr. Anderson was a private investor. Mr. Anderson served as the President and Chief Executive Officer of Prime Natural Resources, Inc. from May 2002 until March 2007. Before joining Prime Natural Resources, Inc., Mr. Anderson was managing partner of Hein & Associates, LLP, a certified public accounting firm. Since 2007, he has served as the chairman of the board and chairman of the audit committee of Vanguard Natural Resources, LLC. Within the past ten years, Mr. Anderson was also a director of Calibre Energy, Inc. from 2006 to 2007 and a director of Boots & Coots, Inc. from 1999 until it was acquired by Halliburton Company in September 2010. Mr. Anderson received his Bachelor of Science degree in accounting in 1978 and his Masters in Taxation degree in 1985 from the University of Colorado. He is a member of the AICPA, the Texas Society of CPAs and the Society of Exploration Geophysicists.

EDWARD R. MULLER, age 59, U.S. citizen, has served as a director of the Company since November 2007 and served as a director of GlobalSantaFe Corporation from November 2001 to November 2007 and of Global Marine, Inc. from 1997 to 2001. Since the merger of Mirant Corporation with RRI Energy, Inc. to form GenOn Energy, Inc. in December 2010, he has served as GenOn Energy Inc.'s Chairman and Chief Executive Officer. Prior to the merger, Mr. Muller served as Chairman, President and Chief Executive Officer of Mirant Corporation since September 2005. Mr. Muller was a private investor from 2000 until 2005. Mr. Muller served as President and Chief Executive Officer of Edison Mission Energy, a wholly owned subsidiary of Edison International, from 1993 until 2000. During his tenure, Edison Mission Energy was engaged in developing, owning and operating independent power production facilities worldwide. Within the past ten years, Mr. Muller was also a director of The Keith Companies, Inc. and Omat Technologies, Inc. Mr. Muller received his Bachelor of Arts degree in 1973 from Dartmouth College and his law degree in 1976 from Yale Law School. Since 2004, Mr. Muller has been a trustee of the Riverview School and, since 2008, its chairman.

RICHARD L. GEORGE, age 60, U.S. and Canadian citizen, has served as a director of the Company since November 2007. He served as a director of GlobalSantaFe Corporation from November 2001 until November 2007. Since 1991, he has been the President and Chief Executive Officer of Suncor Energy Inc., a widely held Canadian integrated oil and gas company. Prior to 1991, Mr. George spent ten years in the international oil business with Sun Company where he held various positions in project planning, production evaluation, exploration and production. During the last four years of this period, he was Managing Director of Sun Oil Britain Limited in the U.K. Mr. George is the past Chairman and a current member of the Board of Directors of the Canadian Council of Chief Executives. Mr. George holds a Bachelor of Science degree in engineering from Colorado State University (1973), a law degree from the University of Houston Law School (1977) and is a graduate of the Harvard Business School Program for Management Development (1984).

Class II—Terms Expiring 2013

STEVEN L. NEWMAN, age 46, U.S. citizen, is President and Chief Executive Officer, and a member of the Board of the Company since 2010. Before being named as Chief Executive Officer in March 2010, Mr. Newman served as President and Chief Operating Officer from May 2008 to November 2009 and subsequently as President. Mr. Newman's prior senior management roles included Executive Vice President, Performance (November 2007 to May 2008), Executive Vice President and Chief Operating Officer (October 2006 to November 2007), Senior Vice President of Human Resources and Information Process Solutions (May 2006 to October 2006), Senior Vice President of Human Resources, Information Process Solutions and Treasury (March 2005 to May 2006), and Vice President of Performance and Technology (August 2003 to March 2005). He also has served as Regional Manager for the Asia and Australia Region and in international field and operations management positions, including Project Engineer, Rig Manager, Division Manager, Region Marketing Manager and Region Operations Manager. Mr. Newman joined the Company in 1994 in the Corporate Planning Department. Mr. Newman received his Bachelor of Science degree in Petroleum Engineering in 1989 from the Colorado School of Mines and his MBA in 1992 from the Harvard University Graduate School of Business. Mr. Newman is also a member of the Society of Petroleum Engineers.

THOMAS W. CASON, age 68, U.S. citizen, has served as a director of the Company since November 2007. He served as a director of GlobalSantaFe Corporation from November 2001 until November 2007 and of Global Marine, Inc. from 1995 to 2001. Mr. Cason owned and managed five agricultural equipment dealerships until his retirement in December 2006. He served as interim President and Chief Operating Officer of Key Tronic

Corporation during 1994 and 1995 and was a partner in Hiller Key Tronic Partners, L.P. Mr. Cason previously held various financial and operating positions with Baker Hughes Incorporated, including senior executive positions with Baker Hughes' Drilling Group, serving most recently as Senior Vice President and Chief Financial Officer of Baker Hughes Incorporated. Mr. Cason started his career as a public accountant with Arthur Young & Company. Mr. Cason served as a member of the Board of Directors of Mirant Corporation from 2006 until December 2010 and was chairman of its audit committee from January 2006 until May 2009. Mr. Cason received his Bachelor of Science degree in Accounting in 1970 from Louisiana State University.

ROBERT M. SPRAGUE, age 66, U.S. citizen, has served as a director of the Company since May 2004. Mr. Sprague is the retired Regional Business Director of Shell EP International BV, a position in which he served from April 1997 until June 2003. Mr. Sprague served as Director of Strategy & Business Services for Shell EP International BV from January 1996 until March 1997 and as Exploration & Production Coordinator of Shell International Petroleum BV from May 1994 to December 1995. Mr. Sprague joined the Royal Dutch/Shell group of companies in 1967 and served in a variety of positions in the United States and Europe during his career, including as a director of Shell Canada Limited, a publicly traded company, from April 2000 to April 2003. Mr. Sprague received his Bachelor of Science degree in 1966 and his Masters in Electrical Engineering degree in 1967 from Cornell University.

J. MICHAEL TALBERT, age 64, U.S. citizen, has served as a director of the Company since August 1994. He has served as the non-executive Vice Chairman of the Board since August 2010 and previously served as non-executive Chairman of the Board from October 2004 until November 2007. Mr. Talbert served as the executive Chairman of the Board from October 2002 until October 2004. Mr. Talbert also served as Chief Executive Officer from August 1994 until October 2002, Chairman of the Board of Directors from August 1994 until December 1999, and as President from December 1999 until December 2001. Prior to assuming his duties with us, Mr. Talbert was President and Chief Executive Officer of Lone Star Gas Company, a natural gas distribution company and a division of Ensearch Corporation. He is currently a director of El Paso Corporation (since 2003). Within the past ten years, Mr. Talbert was also a director and the chairman of TODCO. Mr. Talbert received his Bachelor of Science degree in chemical engineering in 1970 from the University of Akron and his MBA in 1975 from Loyola of the South.

3.3 *Election and Term of Office*

3.3.1 *Election Procedure and Term Limits*

Our Articles of Association provide that members of the Board may be elected at a general meeting of shareholders by a plurality of the votes cast by the shareholders present in person or by proxy at the meeting. The Company's Corporate Governance Guidelines have a majority vote policy that provides that the Board may nominate only those candidates for membership who have submitted an irrevocable letter of resignation that would be effective upon and only in the event that (1) such nominee fails to receive a sufficient number of votes from shareholders in an uncontested election and (2) the Board accepts the resignation. If a nominee who has submitted such a letter of resignation does not receive more votes cast "for" than "against" the nominee's election, the Company's corporate governance committee must promptly review the letter of resignation and recommend to the Board whether to accept the tendered resignation or reject it. The Board must then act on the corporate governance committee's recommendation within 90 days following the certification of the shareholder vote. The Board must promptly disclose its decision regarding whether or not to accept the nominee's resignation letter.

Our Board is classified into three classes of directors, each of which serve for staggered three-year periods.

Under our Corporate Governance Guidelines, directors must retire at the annual general meeting following their 72nd birthday. Other than that we do not have any term limits.

3.3.2 *Time of First Election / Remaining Term of Office for each Director*

Name	Age(1)	Position	First Election	Remaining Term
Steven L. Newman	46	Executive director	2010	2 years
Thomas W. Cason	68	Independent outside director	2007	2 years
Robert B. Sprague	66	Independent outside director	2004	2 years
J. Michael Talbert	64	Independent outside director	1994	2 years
Victor E. Grijalva	72	Independent outside director	1999	Expires at the 2011 AGM(2)
Martin B. McNamara	63	Independent outside director	1994	Proposed for reelection at 2011 AGM
Robert E. Rose	71	Independent outside director	2007	Expires at the 2011 AGM(2)
Ian C. Strachan	67	Independent outside director	1999	Proposed for reelection at 2011 AGM
W. Richard Anderson	57	Independent outside director	2007	1 year
Edward R. Muller	59	Independent outside director	2007	1 year
Richard L. George	60	Independent outside director	2007	Resigned effective February 11, 2011

(1) Age as of February 15, 2011.
(2) Messrs. Robert E. Rose and Victor E. Grijalva will not stand for re-election at the 2011 annual general meeting.

For further information regarding the proposed election of new directors and the reelection of existing directors refer to page P-16 of this Annual Report under the heading "Agenda Item 9, Election of Three New Directors—Jagjeet S. Bindra, Steve Lucas and Tan Ek Kia; Reelections."

3.4 ***Internal Organizational Structure***

The Board is ultimately responsible for the general policies and management of the Company. The Board establishes the strategic, organizational, accounting and financing policies to be followed by the Company and the other group companies. The Board has delegated the conduct of the day-to-day business operations to Executive Management, which is headed by Steven L. Newman, President and CEO. The Board met four times in 2010. For further information on the allocation of tasks with the Board, the membership, tasks and area of responsibility of the Board Committees, and the work methods of the Board and its Committees, refer to page P-21 *et seq.* of this Annual Report under the caption "Corporate Governance."

3.5 *Definition of Areas of Responsibility*

For information regarding the general principles regarding the areas of responsibility between the Board of Directors and Executive Management, including the responsibility and composition of the committees of the Board of Directors, refer to (i) page P-21 *et seq.* of this Annual Report under the caption "Corporate Governance," and (ii) page AR-31of this Annual Report under the caption "Executive Officers of the Registrant."

3.6 *Information and Control Instruments Vis-à-vis Executive Management*

The Board uses several tools to be kept informed about group operations and exercise control over executive management:

- The Board receives a quarterly performance and financial report from executive management. The report is comprised of consolidated financial information and includes: (i) an income statement, balance sheet, and cash flow statement, including a comparison of each to budgeted and prior year figures; (ii) management performance comments; and (iii) communication of key issues.

- Members of Executive Management generally attend the quarterly meetings of the Board of Directors.

- Between each quarterly meeting of the Board of Directors, the Chief Executive Officer distributes a report detailing the company's performance in the areas of safety, marketing, and financial results. Additionally, the Chief Executive Officers keeps the Board of Directors informed of ad-hoc issues which affect the Company's performance.

- The internal audit function reports directly to the Audit Committee and only administratively to the Chief Executive Officer.

- Transocean has a risk management process, whereby key risks are identified and communicated to executive management and the Board of Directors. As to risk management, please also refer to page P-21 *et seq.* of this Annual Report under the caption "Corporate Governance."

4. *Executive Management*

4.1/ 4.2 The members of executive management as of December 31, 2010 are set forth below. All ages included are as of February 15, 2011.

Note that Robert L. Long, our former President and Chief Executive Officer, resigned effective February 28, 2010, and Cheryl D. Richard, our former Senior Vice President, Human Resources and IT, resigned effective May 31, 2010.

Note further that effective February 2011, the Board appointed Nick Deeming as Senior Vice President, General Counsel and Assistant Corporate Secretary of the Company. Eric B. Brown, who served in that role until February 2011, will take up a new role within the Company and is no longer a member of executive management.

STEVEN L. NEWMAN, aged 46, U.S. citizen, is our President and Chief Executive Officer. He is also a member of the Board. Refer to items 3.1/3.2 of this Report for information regarding his professional and educational background, his previous tasks for us, and his other activities.

ARNAUD A.Y. BOBILLIER, aged 55, French citizen, is Executive Vice President, Asset and Performance of the Company. Before being named to his current position in August 2010, Mr. Bobillier served as Executive Vice President, Assets of the Company (March 2008 to August 2010), Senior Vice President of the Company's Europe and Africa Unit, which covers offshore drilling operations in 15 countries (January 2008 to March 2008), Vice President of the Company's Europe and Africa unit (May 2005 to January 2008) and Regional Manager for the Europe and Africa Region (January 2004 to May 2005). From September 2001 to January 2004, Mr. Bobillier served as Regional Manager for the Company's West Africa Region. He began his career with a predecessor company in 1980 and has served in various management positions in several countries, including the U.S., France, Saudi Arabia, Indonesia, Congo, Brazil, South Africa and China. Mr. Bobillier received his engineering degree in fluid mechanics and thermodynamics in 1980 from the Ecole Superieure des Techniques de l'Ingenieur de Nancy, France.

JOHN H. BRISCOE, aged 53, U.S. citizen, is Vice President and Controller of the Company. Before being named to his current position in October 2007, Mr. Briscoe served as Vice President, Audit and Advisory Services (June 2007 to October 2007), Director of Investor Relations and Communications (January 2007 to June 2007) and Finance Director for the Company's North and South America Unit (June 2005 to January 2007). Prior to joining the Company in June 2005, Mr. Briscoe served as Ferrellgas Inc.'s Vice President of Accounting (July 2003 to June 2005), Vice President of Administration (June 2002 to July 2003) and Division Controller (June 1997 to June 2002). Prior to working for Ferrellgas, Mr. Briscoe served as Controller for Latin America for Dresser Industries Inc., which has subsequently been acquired by Halliburton, Inc. Mr. Briscoe started his career with seven years in public accounting beginning with the firm of KPMG and ending with Ernst & Young as an Audit Manager. Mr. Briscoe is a certified public accountant and received his Bachelor's degree in Business Administration Accounting in 1981 from the University of Texas.

RICARDO H. ROSA, aged 54, U.K. citizen, is Senior Vice President and Chief Financial Officer of the Company. Before being named to his current position in September 2009, Mr. Rosa served as Senior Vice President of the Company's Europe and Africa Unit, which covers offshore drilling operations in 15 countries (April 2008 to August 2009), Senior Vice President of the Asia and Pacific Unit (January 2008 to March 2008), Vice President of the Asia and Pacific Unit (May 2005 to December 2007), Regional Manager for the Asia Region (June 2003 to April 2005) and Vice President and Controller (December 1999 to May 2003). Beginning in September 1995, Mr. Rosa was Controller of Sedco Forex Holdings Limited, one of our predecessor companies. Mr. Rosa received his Master of Arts degree in 1977 from Oxford University and subsequently qualified as a Chartered Accountant with the Institute of Chartered Accountants in England and Wales in 1981.

IHAB TOMA, aged 48, Egyptian citizen, is Executive Vice President, Global Business of the Company. Before being named to his current position in August 2010, Mr. Toma served as Senior Vice President, Marketing and Planning of the Company from August 2009 to August 2010. Before joining the Company, Mr. Toma served as Vice President, Sales and Marketing for Europe, Africa and Caspian for Schlumberger Oilfield Services from April 2006 to August 2009. Mr. Toma led Schlumberger's information solutions business in various capacities, including Vice President, Sales and Marketing, from 2004 to April 2006, prior to which he served in a variety of positions with Schlumberger Ltd., including President of Information Solutions, Vice President of Information Management and Vice President of Europe, Africa and CIS Operations. He started his career with Schlumberger in 1986. Mr. Toma received his Bachelor's degree in Electrical Engineering in 1985 from Cairo University.

ERIC B. BROWN, aged 59, U.S. citizen, is Senior Vice President and General Counsel of Transocean Ltd. Mr. Brown served as Vice President and General Counsel since February 1995 and Corporate Secretary since September 1995. He was named a Senior Vice President in February 2001. Prior to assuming his duties with the company, Mr. Brown worked at Coastal Gas Marketing Company and served as its General Counsel. He earned a Bachelor of Arts degree from Hope College in Michigan (1973) and a J.D. degree from Indiana University law school (1976).

4.3 *Management Contracts*

Transocean has not entered into any contractual relationships with third parties regarding the management of the Company or its subsidiaries.

5. *Compensation, Shareholdings and Loans*

Please refer to Transocean's compensation discussion and analysis on page P-34 *et seq.* of this Annual Report under the caption "Compensation Discussion and Analysis" for information on Transocean's compensation of its directors and executive officers, and regarding how and why we make compensation decisions.

Please note that the specific compensation elements of Mr. John H. Briscoe, Vice President & Controller, are not incorporated into the "Compensation Discussion and Analysis" based on the criteria for Named Executive Officers as established by The United States Securities & Exchange Commission's Regulation S-K but described below. Mr. Briscoe's compensation elements are largely the same and calculated similarly as those of all other Named Executive Officers, with the exception of the data used to determine the competitive market compensation for his role. Because Mr. Briscoe is not among the top five highest paid executives, compensation data for a comparably ranked executive is not available from the peer group; therefore, we rely solely on published compensation survey data to determine the competitive market compensation for his position.

Executive Compensation Program – Direct Compensation Elements

Base Salary

Effective February 16, 2010 for Mr. Briscoe's base salary was USD 270,000.

Performance-Based Incentive Compensation

Mr. Briscoe's performance-based incentive compensation is delivered through our Performance Award and Cash Bonus Plan and our Long-Term Incentive Plan.

Performance Award and Cash Bonus Plan

2010 Cash Bonus Plan

In February 2010, a target bonus opportunity for 2010 for Mr. Briscoe was established at 40% of base salary.

Long-Term Incentive Plan

The annual long-term incentive award granted to Mr. Briscoe in 2010 was USD 500,000.

Special Retention Awards

In February and November 2010, recognizing the need for an additional mechanism to ensure the Company is able to retain key executives, the Committee approved special retention awards to Mr. Briscoe totaling USD 800,000 that were intended to address competitive market pressures and ensure stability in the executive leadership team for the future.

Executive Compensation Summary

The following table provides information about the compensation of Mr. John H. Briscoe, Vice President & Controller.

Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3] ($)	All Other Compensation ($)	Total ($)
2010	266,875	47,846	1,024,766	185,901	—	74,013	38,804	1,638,205

(1) Represents the aggregate grant date fair value during such year under accounting standards for recognition of share-based compensation expense for restricted shares and deferred units granted pursuant to our LTIP in the specified year. For a discussion of the valuation assumptions with respect to these awards, please refer to the Notes to the Consolidated Financial Statements—Note 17—Shared Based Compensation Plans on page AR-110 of this Annual Report.

(2) Represents the aggregate grant date fair value during such year under accounting standards for recognition of share-based compensation expense for options to purchase our shares granted under the LTIP in the specified year. For a discussion of the valuation assumptions with respect to these awards, please refer to the Notes to the Consolidated Financial Statements—Note 17—Shared Based Compensation Plans on page AR-110 of this Annual Report.

(3) There are no nonqualified deferred compensation earnings included in this column because Mr. Briscoe did not receive above-market or preferential earnings on such compensation during 2010.

Grants of Plan-Based Awards for Fiscal Year 2010

The following table sets forth information concerning grants of plan-based awards for the year ended December 31, 2010 for Mr. Briscoe.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]					
Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Option Awards: Number of Securities Underlying Options[3] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[4] ($)
	0	108,000	216,000						
2/18/2010							5,896	83.32	557,703
2/18/2010				716	2,862	5,009			219,744
2/18/2010					4,579[5]				381,522
11/17/2010					6,275[5]				423,500

(1) This column shows the potential amount of cash payable to Mr. Briscoe under our Performance Award and Cash Bonus Plan. For more information regarding our Performance Award and Cash Bonus Plan, including the performance targets used for 2010, see "Compensation Discussion and Analysis—Performance Award and Cash Bonus Plan."

(2) The February 18, 2010 contingent deferred unit award is subject to a three-year performance period ending on December 31, 2012. The actual number of deferred units received will be determined in the first 60 days of 2013 and is contingent on our performance in Total Shareholder Return relative to the Performance Peer Group. Any earned shares will vest on December 31, 2012. For more information regarding our LTIP, including the performance targets used for 2010 and the contingent nature of the awards granted under our LTIP, please read, "Compensation Discussion and Analysis—Long-Term Incentive Plan."

(3) This column shows the number of time-vested stock options granted to Mr. Briscoe under the LTIP. The options vest in one-third increments over a three-year period on the anniversary of the date of grant.
(4) This column represents the grant date fair value of these awards calculated in accordance with accounting standards for recognition of share-based payment awards.
(5) Represents time-vested deferred unit retention awards granted to Mr. Briscoe. The awards vest in one-third increments over a three-year period on the anniversary of the dates of grant

Outstanding Equity Awards at Fiscal Year-End 2010

The following table sets forth information with respect to outstanding equity awards at December 31, 2010 for Mr. Briscoe.

Option Awards					Stock Awards			
Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($/Share)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
4,621	2,311	$144.32	7/9/08	7/8/18				
3,394	6,788	$60.19	2/12/09	2/11/19				
	5,896	$83.32	2/18/10	2/17/20				
					4,579[2]	318,286		
					6,275[3]	436,175		
							4,936[4]	343,101
							2,862[5]	198,938

(1) For purposes of calculating the amounts in these columns, the closing price of our shares on the NYSE on December 31, 2010 of $69.51 was used.
(2) Represents a time-vested deferred unit retention award granted on February 18, 2010. The award vests in one-third increments over a three-year period on the anniversary of the date of grant.
(3) Represents time-vested deferred unit retention awards granted on November 17, 2010. The awards vest in one-third increments over a three-year period on the anniversary of the date of grant.
(4) Represents the February 12, 2009 contingent deferred unit award, which is subject to a three-year performance period ending on December 31, 2011. The actual number of deferred units received will be determined in the first 60 days of 2012 and is contingent on our performance in Total Shareholder Return relative to the Performance Peer Group. Any shares earned will vest on December 31, 2011.
(5) Represents the February 18, 2010 contingent deferred unit award, which is subject to a three-year performance period ending on December 31, 2012. The actual number of deferred units received will be determined in the first 60 days of 2013 and is contingent on our performance in Total Shareholder Return relative to the Performance Peer Group. Any shares earned will vest on December 31, 2012. For more information regarding our LTIP, including the performance targets used for 2010 and the contingent nature of the awards granted under our LTIP, please refer to "Compensation Discussion and Analysis—Long-Term Incentive Plan" on page P-48 of this Annual Report

Option Exercises and Shares Vested for Fiscal Year 2010

The following table sets forth information with respect to the exercise of options and the vesting of restricted shares and deferred units, as applicable, during 2010 for Mr. Briscoe.

Option Awards		Stock Awards	
Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
0	0	695	33,777

Pension Benefits for Fiscal Year 2010

We maintain the Transocean U.S. Retirement Plan and the Transocean Pension Equalization Plan for Mr. Briscoe that provide for post-retirement income based on age and years of service. The following table sets forth information with respect to pension benefits payable to Mr. Briscoe pursuant to these plans:

Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Transocean U.S. Retirement Plan	5	169,815	0
Transocean Pension Equalization Plan	5	89,081	0

Nonqualified Deferred Compensation for Fiscal Year 2010

The following table sets forth information with respect to nonqualified deferred compensation payable to Mr. Briscoe. These plan benefits are payable in cash from the Company's general assets.

Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY(1) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE(2) ($)
0	0	6	0	200

(1) The Transocean U.S. Supplemental Savings Plan was frozen as of December 31, 2008. Accordingly, no new participants were added in 2010. The balances under the plan will continue to accrue interest and remain in the plan until the participant leaves the Company.

(2) Represents earnings in 2010 on balances in the Transocean U.S. Supplemental Savings Plan.

(3) Represents balances as of December 31, 2010 in the Transocean U.S. Supplemental Savings Plan.

Potential Payments Upon Termination or Change of Control

The following tables set forth, as of December 31, 2010, information with respect to compensation that would be payable to Mr. Briscoe upon a variety of termination or change of control scenarios. Mr. Briscoe is eligible to receive severance benefits under the executive severance benefit policy. For additional details on each compensation element as determined by the termination scenario, please refer to Transocean's compensation discussion and analysis on page P-68 *et seq.* of this Annual Report under the caption "Compensation Discussion and Analysis – Potential Payments Upon Termination or Change of Control."

	Voluntary	Involuntary Not-for-Cause	Change of Control	Retirement	Death	Disability
Cash Severance Payment	-	$270,000	$270,000	-	-	-
Non-Equity Incentive Plan Compensation	-	$108,000	$108,000	$108,000	$108,000	$108,000
Outplacement Services	-	$13,500	$13,500	-	-	-
Pension Equalization Plan	$89,081	$89,081	$89,081	$89,081	$54,774	$89,081
Equity Incentive Plan Compensation under our LTIP						
Vested Stock Options	$31,632	$31,632	$31,632	$31,632	$31,632	$31,632
Unvested Stock Options	-	-	$63,264	-	$63,264	$63,264
Time-Based Deferred Units	-	$754,462	$754,462	$754,462	$754,462	$754,462
Performance-Based Deferred Units	-	$272,881	$542,039	$272,881	$272,881	$272,881
Supplemental Savings Plan(8)	$200	$200	$200	$200	$200	$200
Welfare Payment	-	$27,287	$27,287	$27,287	-	-
Disability Benefit	-	-	-	-	-	-
Life Insurance	-	-	-	-	$1,000,000	-
Total Potential Payments	$120,913	$1,598,675	$1,899,465	$1,315,675	$2,285,213	$1,319,520

In addition, for information required to be disclosed under Swiss law regarding compensation during fiscal year 2010 of directors and executive officers, in the aggregate, and regarding the security ownership of directors and executive officers as of December 31, 2010, please refer to the Notes to the Consolidated Financial Statements-Note 26-Supplemental Disclosures Required by Swiss Law Compensation and Security Ownership of Board Members and Executive Officers on page AR-119 of this Annual Report, in conjunction with the Notes to the Transocean Ltd. standalone statutory financial statements included in this Annual Report—Note 7 Board of Directors Compensation, Note 8–Executive Management Compensation and Note 9-Share Ownership Board of Directors and Executive Management on page SR-8, page SR-11 and page SR-15, respectively, of this Annual Report.

6. *Shareholders' Participation Rights*

6.1 *Voting Rights and Limitations to Shareholders' Voting Rights*

Each share carries one vote at a general meeting of shareholders. Voting rights may be exercised by shareholders (including nominees) registered in the Company's share register or by a duly appointed proxy of a registered shareholder or nominee, which proxy need not be a shareholder of the Company. Shareholders wishing to exercise their voting rights who hold their shares through a bank, broker or other nominee must follow the instructions provided by such bank, broker or other nominee or, absent instructions, contact such bank, broker or other nominee for instructions. Shareholders holding their shares through a bank, broker or other nominee will not automatically be registered in the Company's share register. If any such shareholder wishes to be registered in the Company's share register, such shareholder must contact the bank, broker or other nominee through which it holds its shares.

There are currently no limitations under our Articles of Association restricting the rights of shareholders to hold or vote Transocean shares.

6.2 *Supermajority Requirements / Quorums*

Supermajority Requirements

Pursuant to our Articles of Association, the shareholders generally pass resolutions by the affirmative vote of a majority of the votes cast at the general meeting of shareholders (not counting broker non-votes, abstentions and blank or invalid ballots), unless otherwise provided by law (including stock exchange regulations) or our Articles of Association.

Regarding election of directors by a plurality of the votes cast and Transocean's majority vote policy, refer to item 3.3.1 of this Report.

The CO and/or our Articles of Association require the affirmative vote of at least two-thirds of the voting rights and an absolute majority of the par value of the shares, each as represented (in person or by proxy) at a general meeting of shareholders to approve the following matters:

- the amendment to or the modification of the purpose of the Company;
- the creation or cancellation of shares with privileged voting rights;
- the restriction on the transferability of shares or cancellation thereof;
- the restriction on the exercise of the right to vote or the cancellation thereof;
- an authorized or conditional increase in the share capital;
- an increase in the share capital (1) through the conversion of capital surplus, (2) through a contribution in kind, or for purposes of an acquisition of assets, or (3) a grant of special privileges;
- the limitation on or withdrawal of preemptive rights;
- a change in the registered office of the Company;
- the conversion of registered shares into bearer shares and vice versa; and
- the dissolution of the Company.

Our Articles of Association further require the affirmative vote of at least two-thirds of the shares entitled to vote at a general meeting of shareholders to approve the following matters:

- the removal of a member of the Board;
- any changes to Article 14, paragraph 1 of the Articles, which requires advance notice of proposal requirements;
- any changes to Article 20 of the Articles, which sets forth the supermajority vote requirements;
- any changes to Article 21 of the Articles, which sets forth the quorum requirements;
- any changes to Article 22 of the Articles, which specifies the number of members of the Board;
- any changes to Article 23 of the Articles, which sets forth the classification of the Board; and
- any changes to Article 24 of the Articles, which sets forth the indemnification provisions for members of the Board and officers.

The Articles require the affirmative vote of holders of the number of shares equal to the sum of (x) two-thirds of the number of all shares entitled to vote at a general meeting of shareholders, plus (y) a number of shares entitled to vote at the general meeting of shareholders that is equal to one-third of the number of shares held by interested shareholders, for the Company to (subject to certain exceptions) engage in any business combination with an interested shareholder and for the amendment of the provisions in the Articles relating to this shareholder approval requirement. An "interested shareholder" is generally defined as a shareholder that, together with its affiliates and associates, beneficially, directly or indirectly, owns 15% or more of the shares entitled to vote at a general meeting of the shareholders of the Company.

Irrespective of Swiss law and the Articles of Association, the NYSE requires a shareholder vote for certain matters such as:

- The approval of equity compensation plans (or amendments to such plans);
- the issuance of shares equal to or in excess of 20% of the voting power of the shares outstanding before the issuance of such shares (subject to certain exceptions, such as public offerings for cash and certain bona fide private placements);
- certain issuances of shares to related parties; and
- issuances of shares that would result in a change of control.

For these types of matters, the minimum vote which will constitute shareholder approval for NYSE listing purposes is the approval by a majority of votes cast, provided that the total vote cast on the proposal represents over 50% in interest of all securities entitled to vote on the proposal.

Quorums

The presence of shareholders, in person or by proxy, holding at least a majority of the Shares recorded in the Company's share register and generally entitled to vote at a meeting, is a quorum for the transaction of most business at the general meeting of shareholders.

Shareholders present, in person or by proxy, holding at least two-thirds of the Shares recorded in the commercial register and generally entitled to vote at a general meeting constitute the required quorum at a general meeting to consider or adopt a resolution to amend, vary, suspend the operation of or cause any of the following provisions of the Articles to cease to apply:

- Article 18, which relates to proceedings and procedures at general meetings of shareholders;
- Article 19(f), which relates to business combinations with interested shareholders;
- Article 20, which sets forth the level of shareholder approval required for certain matters;
- Article 21, which sets forth the quorum at a general meeting required for certain matters, including the removal of a member of the Board; and
- Articles 22, 23 and 24, which relate to the election and appointment of members of the Board.

6.3 *Convocation of the General Meeting of Shareholders*

Notice and Proxy Statements

The Board generally convenes a general meeting of shareholders. Under Swiss law, the convocation notice is published in the Swiss Official Gazette of Commerce and must be sent to each registered shareholder at the address recorded in the share register at least 20 days prior to the meeting.

In addition to being required to comply with the notice provisions under the CO, the Company is subject to the rules of the SEC that regulate the solicitation of proxies (the "Proxy Rules"). The Company is required to file with the SEC its proxy statement related to a general meeting of the Company's shareholders, together with a form of proxy card used by the Company and certain other soliciting material furnished to the Company's shareholders in connection with such meeting. The disclosure the Company is required to include in its proxy statement generally includes certain information with respect to the matters that are known by the Company to be presented for a vote at the meeting. With respect to a proxy statement for an annual general meeting, the disclosure in the proxy statement would generally include, among other things, certain information about directors, executive officers and corporate governance; executive compensation; security ownership of certain beneficial owners and management and related shareholder matters; certain relationships and related party transactions; and director independence. In addition, the proxy statement will be made available to each shareholder registered in the Company's share register as of the relevant record date.

Extraordinary General Meetings of Shareholders

An extraordinary general meeting of shareholders may be called upon the resolution of the Board or, under certain circumstances, by the auditor. In addition, the Board is required to convene an extraordinary general meeting of shareholders if so resolved by the general meeting of shareholders, or if so requested by shareholders holding an aggregate of at least 10% of the Shares, specifying the items for the agenda and their proposals, or if it appears from the annual standalone statutory balance sheet that half of the Company's share capital and reserves are not covered by the Company's assets. In the latter case, the Board must immediately convene an extraordinary general meeting of shareholders and propose financial restructuring measures.

6.4 *Agenda Requests*

Under our Articles of Association, any shareholder may request that an item be included on the agenda of a general meeting of shareholders. Such shareholder may also nominate one or more members of the Board for election. A request for inclusion of an item on the agenda or a nominee must be in writing and received by the Company at least 30 calendar days prior to the anniversary date of the proxy statement filed with the SEC in connection with the Company's last general meeting of shareholders; provided, however, that if the date of the general meeting of shareholders is more than 15 days before or 30 days after the anniversary date of the last annual general meeting of shareholders, such request must instead be made by the tenth day following the date on which the Company has made public disclosure of the date of the general meeting of shareholders. The request must specify the relevant agenda items and motions, together with evidence of the required Shares recorded in the share register, as well as any other information as would be required to be included in a proxy statement pursuant to the Proxy Rules.

6.5 *Registration in the Company's Share Register / Record Date*

Registration in the Company's share register maintained by the Company's U.S. transfer agent and registrar, BNY Mellon Shareholder Services, occurs upon request and is not subject to any condition. Only those shareholders (including nominees) who are registered in the share register on the record date have the right to vote at the meeting. The Company generally expects to set the record date for each annual general meeting of shareholders to be a date not more than 20 calendar days prior to the date of the relevant annual general meeting and announce the date of the annual general meeting of shareholders prior to the record date.

7. *Mandatory Offer Requirement / Change of Control*

7.1 *Duty to make a public takeover offer*

Pursuant to the applicable provisions of the SESTA, any person that acquires shares of a listed Swiss company, whether directly or indirectly or acting in concert with third parties, which shares, when taken together with any other shares of such company held by such person (or such third parties), exceed the threshold of 33 $^1/_3$% of the voting rights (whether exercisable or not) of such company, must make a takeover bid to acquire all the other listed shares of such company. A company's articles of association may either eliminate this provision of the SESTA or may raise the relevant threshold to 49% ("opting-out" or "opting-up" respectively).

Our Articles of Association do not contain an opting-out or opting-up provision pursuant to art. 22 SESTA.

7.2 *Change of Control Clauses*

Please refer to Transocean's compensation discussion and analysis on page P-34 *et seq.* of this Annual Report under the caption "Compensation Discussion and Analysis" for information on the severance and change of control agreements in place with Transocean' executive officers, and regarding the potential payments in the event of termination of service of an executive officer or a change in control of Transocean.

8. *Auditor*

8.1 *Duration of the mandate and term of office of the lead auditors*

Under the Company's Articles of Association, the shareholders elect the Company's independent statutory auditor each year at the Annual General Meeting. Re-election is permitted. The Company's independent Swiss auditor is Ernst & Young Ltd., Zurich, Bleicherweg 21, CH-8002 Zurich. Ernst & Young Ltd. assumed its first audit mandate for Transocean in 2008. Ernst & Young Ltd. were last re-elected as the Company's auditor at the Annual General Meeting in May 2010.

The responsible principal audit partner at Ernst & Young Ltd. as of December 31, 2010 is Robin Errico. Robin Errico has been the principal responsible audit partner at Ernst & Young Ltd. since 2008.

For purposes of U.S. securities law reporting, Ernst & Young LLP, Houston, Texas, serves as the Company's independent registered public accounting firm. The Company's independent registered public accounting firm is appointed annually by the Audit Committee of the Board, subject to ratification by the Annual General Meeting.

8.2/ 8.3 *Auditing Fees / Additional Fees*

Please refer to page P-75 of this Annual Report under the caption "Fees Paid to Ernst & Young".

8.4 *Informational Instruments Pertaining to the External Audit*

Please refer to page P-31 of this Annual Report under the caption "Audit Committee Report" and to page P-76 of this Annual Report under the caption "Audit Committee Pre-Approval of Audit and Non-Audit Services."

9. *Information Policy*

The Company reports its financial results quarterly with an earnings press release.

The Company's 2011 Annual General Meeting is to be held on May 13, 2011 at Lorzensaal Cham, Dorfplatz 3, CH-6330 Cham, Switzerland.

All registered shareholders and all shareholders in the United States that hold their shares through a U.S. bank or brokerage or other nominee receive a copy of the Transocean Annual Report and Invitation and Proxy Statement, or a notice that such documents are available. The Annual Report contains an overview of Transocean's business in the fiscal year, audited financial statements for the group and the Company, the Corporate Governance

Report and other key financial and business information. The Invitation and Proxy Statement includes a description of the matters to be acted upon at the Annual General Meeting of shareholders, a compensation report on executive officers and directors' compensation, and other disclosures required under applicable Swiss and U.S. laws.

Transocean holds public conference calls after its quarterly earnings releases to discuss the results and present an opportunity for institutional analysts to ask questions of the Chief Executive Officer and Chief Financial Officer.

These events are webcast and remain available on Transocean's Investor Relations website for a period of time after the events. Transocean's management also regularly participates in institutional investor seminars and road shows, many of which are also webcast.

Our Investor Relations website is located at http://www.deepwater.com/fw/main/Investor-Relations-272.html. We post and maintain an archive of our earnings and other press releases, current reports, annual and quarterly reports, earnings release schedule, information regarding annual general meetings, further information on corporate governance, and other information regarding the Company on the Investor Relations website. The information we post includes, and in the future will include, filings we make with the SEC, including reports on Forms 8-K, 10-K, 10-Q, and our proxy statement related to our annual general meeting, including our compensation report on executive officers and directors' compensation, and any amendments to those reports or statements filed or furnished pursuant to U.S. securities laws. All such filings and information are available free of charge on our web site, and we make them available on the web site as soon as reasonably possible after we file or furnish them with the SEC. The contents of these web sites are not intended to be incorporated by reference into this Report or in any other report or document we file and our references to these websites are intended to be inactive textual references only.

In addition, Transocean publishes press releases upon occurrence of significant events within Transocean.

Shareholders and members of the public may elect to receive e-mails when Transocean issues press releases upon occurrence of significant events within Transocean or other press releases by subscribing through http://www.deepwater.com/fw/main/Investor-Relations-272.html. As a Swiss company whose shares are traded on SIX, and as a company subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended, we file reports on transactions in Transocean securities by directors and executive officers. The reports that we file with the SEC on Forms 3, 4 and 5 may be accessed on our website or on the SEC's website at http://www.sec.gov, and the reports that we file that are published by SIX may be accessed at http://www.six-exchange-regulation.com/obligations/management_transactions_en.html.

Annex 1
Subsidiaries of Transocean Ltd.
as of December 31, 2010

Name	Jurisdiction	Registered Office	Share Capital		Interest
15375 Memorial Corporation	Delaware	Wilmington	USD	1,000	100.00%
Aguas Profundas, Limitada	Angola	Luanda	USD	100,200	100.00%
Angola Deepwater Drilling Company (Offshore Services) Ltd.	Cayman Islands	George Town	USD	0.01	65.00%
Angola Deepwater Drilling Company (Operations) Ltd	Cayman Islands	George Town	USD	0.01	65.00%
Angola Deepwater Drilling Company Ltd	Cayman Islands	George Town	USD	1.00	65.00%
AngoSantaFe - Prestacao de Servicos Petroliferos, Limitada	Angola	Luanda	AOA	17,220,000	49.00%
Applied Drilling Technology Inc.	Texas	Dallas	USD	1,000	100.00%
Arcade Drilling AS	Norway	Stavanger	NOK	216,065,250	100.00%
Ashgrove Carriers Ltd.	Liberia	Montserrado	USD	100	50.00%
Asie Sonat Offshore Sdn Bhd	Malaysia	Kuala Lumpur	MYR	100,000	49.00%
Blegra Asset Holdings Limited	Cyprus	Limassol	CYP	1,000	100.00%
Blegra Asset Management Limited	Cyprus	Limassol	CYP	1,000	100.00%
Blegra Financing Limited	Cyprus	Limassol	CYP	1,000	100.00%
Blegra Holdings Limited	Cyprus	Limassol	CYP	1,000	100.00%
Campeche Drilling Services Inc.	Delaware	Wilmington	USD	1,000	100.00%
Challenger Minerals (Accra) Inc.	Cayman Islands	Grand Cayman	USD	1,000	100.00%
Challenger Minerals (Celtic Sea) Limited	British Virgin Islands	Tortola	USD	1.00	100.00%
Challenger Minerals (Ghana) Limited	Ghana	North Labone	GHC	57,500	100.00%
Challenger Minerals (Nigeria) Limited	Nigeria	Lagos	NGN	10,000,000	100.00%
Challenger Minerals (North Sea) Limited	Scotland	Aberdeen	GBP	3,870,351	100.00%
Challenger Minerals Inc.	California	Los Angeles	USD	5,101,000	100.00%
Cliffs Drilling do Brasil Servicos de Petroleo S/C Ltda.	Brazil	Macae	BRL	208,669	100.00%
Covent Garden - Servicos e Marketing, Sociedade Unipessoal Lda	Portugal	Madeira	EUR	208,524,320.20	100.00%
Deepwater Drilling II L.L.C.	Delaware	Wilmington	-	No shares issued	100.00%
Deepwater Drilling L.L.C.	Delaware	Wilmington	-	No shares issued	100.00%
Deepwater Pacific 1 Inc.	British Virgin Islands	Tortola	USD	500	50.00%
Deepwater Pacific 2 Inc.	British Virgin Islands	Tortola	USD	500	50.00%
Eaton Industries of Houston, Inc.	Texas	Dallas	USD	419	100.00%
Elder Trading Co.	Liberia	Montserrado	USD	100	50.00%
Entities Holdings, Inc.	Delaware	Wilmington	USD	10,000	100.00%
Falcon Atlantic Ltd.	Cayman Islands	Grand Cayman	USD	100	100.00%
Fortress Energy Services LLC	Oman	Muttrah	OMR	250,000	49.00%
Global Dolphin Drilling Company Limited	India	Mumbai	INR	500,000	40.00%
Global Marine Inc.	Delaware	Wilmington	USD	10	100.00%
Global Mining Resources, Inc.	Philippines	Makati	PHP	50,012	40.00%
Global Offshore Drilling Limited	Nigeria	Lagos	NGN	500,000	100.00%
GlobalSantaFe (Africa) Inc.	Cayman Islands	Grand Cayman	USD	1,000	100.00%
GlobalSantaFe (Labuan) Inc.	Malaysia	Jalan Kemajuan	USD	1	100.00%
GlobalSantaFe (Norge) AS	Norway	Sandnes	NOK	100,000	100.00%
GlobalSantaFe Arctic Ltd.	Nova Scotia	Halifax	USD	18,633	100.00%
GlobalSantaFe B.V.	Netherlands	Amsterdam	EUR	18,200	100.00%
GlobalSantaFe Beaufort Sea Inc.	Delaware	Wilmington	USD	1,000	100.00%
GlobalSantaFe C.R. Luigs Limited	England	London	GBP	1,000	100.00%
GlobalSantaFe Campeche Holdings LLC	Delaware	Wilmington	USD	1,000	100.00%
GlobalSantaFe Caribbean Inc.	California	Los Angeles	USD	25,000	100.00%

Name	Jurisdiction	Registered Office	Share Capital		Interest
GlobalSantaFe Communications, Inc.	Delaware	Wilmington	USD	1,000	100.00%
GlobalSantaFe Corporate Services Inc.	Delaware	Wilmington	USD	1,000	100.00%
GlobalSantaFe de Venezuela Inc.	Delaware	Wilmington	USD	10,000	100.00%
GlobalSantaFe Deepwater Drilling LLC	Delaware	Wilmington	USD	1,000	100.00%
GlobalSantaFe Denmark Holdings ApS	Denmark	Copenhagen	DKK	125,000	100.00%
GlobalSantaFe Development Inc	California	Los Angeles	USD	1,000	100.00%
GlobalSantaFe do Brasil Ltda.	Brazil	Rio de Janeiro	BRL	6,356,380	100.00%
GlobalSantaFe Drilling (N.A.) N.V.	Netherlands Antilles	Curacao	USD	6,452	100.00%
GlobalSantaFe Drilling (South Atlantic) Inc.	British Virgin Islands	Tortola	USD	25,001	100.00%
GlobalSantaFe Drilling Company	Delaware	Wilmington	USD	100	100.00%
GlobalSantaFe Drilling Company (Canada) Limited	Nova Scotia	Halifax	CAD	10,000	100.00%
GlobalSantaFe Drilling Company (North Sea) Limited	England	London	GBP	200	100.00%
GlobalSantaFe Drilling Company (Overseas) Limited	England	London	GBP	100	100.00%
GlobalSantaFe Drilling Mexico, S. de R.L. de C.V.	Mexico	Mexico City	MXN	3,000	100.00%
GlobalSantaFe Drilling Operations Inc.	Cayman Islands	Grand Cayman	USD	1,006	100.00%
GlobalSantaFe Drilling Services (North Sea) Limited	England	London	GBP	100	100.00%
GlobalSantaFe Drilling Trinidad LLC	Delaware	Wilmington	USD	1,000	100.00%
GlobalSantaFe Drilling Venezuela, C.A.	Venezuela	Caracas	VEB	12,230,000,000	100.00%
GlobalSantaFe Financial Services (Luxembourg) S.a.r.l.	Luxembourg	Munsbach	USD	17,962,000	100.00%
GlobalSantaFe GOM Services Inc.	British Virgin Islands	Tortola	USD	1,000	100.00%
GlobalSantaFe Group Financing Limited Liability Company	Hungary	Budapest	USD	15,000	100.00%
GlobalSantaFe Holding Company (North Sea) Limited	England	London	GBP	300	100.00%
GlobalSantaFe Hungary Services Limited Liability Company	Hungary	Budapest	USD	96,000	100.00%
GlobalSantaFe International Drilling Corporation	Bahamas	Nassau	USD	154	100.00%
GlobalSantaFe International Drilling Inc.	British Virgin Islands	Tortola	USD	11	100.00%
GlobalSantaFe International Services Inc.	Panama	Panama City	USD	439,200	100.00%
GlobalSantaFe Leasing Corporation	Bahamas	Nassau	USD	10	100.00%
GlobalSantaFe Leasing Limited	British Virgin Islands	Tortola	USD	1	100.00%
GlobalSantaFe Mexico Holdings LLC	Delaware	Wilmington	USD	1,000	100.00%
GlobalSantaFe Nederland B.V.	Netherlands	Amsterdam	EUR	19,000	100.00%
GlobalSantaFe Offshore Services Inc.	Cayman Islands	Grand Cayman	USD	1,000	100.00%
GlobalSantaFe Operations (Australia) Pty Ltd	Australia	Lane Cove	AUD	1	100.00%
GlobalSantaFe Operations (BVI) Inc.	British Virgin Islands	Tortola	USD	31	100.00%
GlobalSantaFe Operations (Mexico) LLC	Delaware	Wilmington	USD	1,000	100.00%
GlobalSantaFe Operations Inc.	Cayman Islands	Grand Cayman	USD	16.53	100.00%
GlobalSantaFe Overseas Limited	Bahamas	Nassau	USD	10	100.00%
GlobalSantaFe Saudi Arabia Ltd.	British Virgin Islands	Tortola	USD	1	100.00%
GlobalSantaFe Services (BVI) Inc.	British Virgin Islands	Tortola	USD	477	100.00%
GlobalSantaFe Services (Egypt) LLC	Egypt	Alexandria	USD	1,000,000	100.00%
GlobalSantaFe Services Netherlands B.V.	Netherlands	Amsterdam	EUR	30,800	100.00%
GlobalSantaFe Servicios de Venezuela, C.A.	Venezuela	Caracas	VEB	95,759,000	100.00%
GlobalSantaFe South America LLC	Delaware	Wilmington	USD	1,000	100.00%
GlobalSantaFe Southeast Asia Drilling Pte. Ltd.	Singapore	Singapore	USD	1	100.00%
GlobalSantaFe Tampico, S. de R.L. de C.V.	Mexico	Mexico City	MXN	3,000	100.00%
GlobalSantaFe Technical Services Egypt LLC	Egypt	Cairo	EGP	250,000	100.00%
GlobalSantaFe Techserv (North Sea) Limited	England	London	GBP	100	100.00%
GlobalSantaFe U.S. Drilling Inc.	Delaware	Wilmington	USD	1,000	100.00%
GlobalSantaFe U.S. Holdings Inc.	Delaware	Wilmington	USD	1	100.00%
GlobalSantaFe West Africa Drilling Limited	Bahamas	Nassau	USD	333,500,010	100.00%
GSF Caymans Holdings Inc.	Cayman Islands	Grand Cayman	USD	10	100.00%
GSF Leasing Services GmbH	Switzerland	Steinhausen	CHF	962,670,000	100.00%

Name	Jurisdiction	Registered Office	Share Capital		Interest
Hellerup Finance International	Ireland	Dublin	USD	1,000,000	100.00%
Intermarine Services (International) Limited	Bahamas	Nassau	USD	10	100.00%
Intermarine Services Inc.	Texas	Dallas	USD	1,000	100.00%
Intermarine Servicos Petroliferos Ltda.	Brazil	Rio de Janeiro	BRL	22,438,500	100.00%
International Chandlers, Inc.	Texas	Dallas	USD	1,000	100.00%
Laterite Mining Inc.	Philippines	Makati	PHP	100,001	40.00%
Minerales Submarinos Mexicanos S.A.	Mexico	Mexico City	-	-	19.50%
Modi-Santa Fe India Limited	India	New Delhi	INR	1,000,000	40.00%
MSF Offshore Services India Private Limited	India	New Delhi	INR	200	100.00%
Nickel Development Inc.	Philippines	Makati	PHP	100,000	40.00%
NRB Drilling Services Limited	Nigeria	Lagos	NGN	100,000	60.00%
Offshore Holdings Limited	Cayman Islands	Grand Cayman	USD	1	100.00%
Oilfield Services, Inc	Cayman Islands	Grand Cayman	USD	2	100.00%
Overseas Drilling Limited	Cayman Islands	George Town	USD	3,000	50.00%
P.T. Hitek Nusantara Offshore Drilling	Indonesia	Jakarta Selatan	USD	4,000,000	80.00%
P.T. Santa Fe Supraco Indonesia	Indonesia	Jakarta Selatan	USD	8,300,000	95.00%
Platform Capital N.V.	Netherlands Antilles	Curacao	USD	249,600,734	100.00%
Platform Financial N.V.	Netherlands Antilles	Curacao	USD	6,215	100.00%
PT Transocean Indonesia	Indonesia	Jakarta Selatan	USD	331,000	100.00%
R&B Falcon (A) Pty Ltd	Western Australia	Perth	USD	2	100.00%
R&B Falcon (Caledonia) Limited	England	London	USD	140	100.00%
R&B Falcon (Ireland) Limited	Ireland	Dublin	EUR	2.54	100.00%
R&B Falcon (M) Sdn. Bhd.	Malaysia	Kuala Lumpur	MYR	220,000	49.00%
R&B Falcon (U.K.) Limited	England	London	USD	153	100.00%
R&B Falcon B.V.	Netherlands	Rotterdam	EUR	18,000	100.00%
R&B Falcon Deepwater (UK) Limited	England	London	GBP	1	100.00%
R&B Falcon Drilling (International & Deepwater) Inc. LLC	Delaware	Dover	USD	1,000	100.00%
R&B Falcon Drilling Co. LLC	Oklahoma	Oklahoma City	USD	1,000	100.00%
R&B Falcon Drilling Limited LLC	Oklahoma	Oklahoma City	USD	1,000	100.00%
R&B Falcon Exploration Co., LLC	Oklahoma	Oklahoma City	USD	1,000	100.00%
R&B Falcon International Energy Services B.V.	Netherlands	Rotterdam	EUR	135,000	100.00%
R&B Falcon Offshore Limited, LLC	Oklahoma	Oklahoma City	USD	1,000	100.00%
R&B Falcon, Inc. LLC	Oklahoma	Oklahoma City	USD	1,000	100.00%
Ranger Insurance Limited	Cayman Islands	Grand Cayman	USD	1	100.00%
RB Mediterranean Ltd.	Cayman Islands	Grand Cayman	USD	1,000	100.00%
RBF (Nigeria) Limited	Nigeria	Lagos	NGN	1,250,000	100.00%
RBF Drilling Co. LLC	Oklahoma	Oklahoma City	USD	1,000	100.00%
RBF Drilling Services, Inc. LLC	Oklahoma	Oklahoma City	USD	1,000	100.00%
RBF Exploration LLC	Delaware	Dover	USD	1,000	100.00%
RBF Finance Co.	Delaware	Dover	USD	3	100.00%
RBF Rig Corporation, LLC	Oklahoma	Oklahoma City	USD	1,000	100.00%
Reading & Bates Coal Co., LLC	Nevada	Carson City	USD	1,000	100.00%
Reading & Bates Demaga Perfurações Ltda.	Brazil	Rio de Janeiro	BRL	22,000	100.00%
Resource Rig Supply Inc.	Delaware	Wilmington	USD	5,000	100.00%
Safemal Drilling Sdn. Bhd.	Malaysia	Miri Sarawak	MYR	750,000	100.00%
Santa Fe Braun Inc.	Delaware	Wilmington	USD	500,000	100.00%
Santa Fe Construction Company	Delaware	Wilmington	USD	5,000	100.00%
Santa Fe Drilling (Nigeria) Limited	Nigeria	Lagos	NGN	150,000	60.00%
Santa Fe Drilling Company (U.K.) Limited	England	London	GBP	10,000	100.00%
Santa Fe Drilling Company of Venezuela, C.A.	California	Los Angeles	USD	100,000	100.00%
Saudi Drilling Company Limited	Saudi Arabia	Dhahran	SAR	1,500,000	100.00%

Name	Jurisdiction	Registered Office	Share Capital		Interest
SDS Offshore Limited	England	London	USD	1,766	100.00%
Sedco Forex Holdings Limited	British Virgin Islands	Tortola	USD	1,000	100.00%
Sedco Forex International Drilling, Inc.	Panama	Panama City	USD	10,000	100.00%
Sedco Forex International Services, S.A.	Panama	Panama City	USD	500	100.00%
Sedco Forex International, Inc.	Panama	Panama City	USD	1,000	100.00%
Sedco Forex of Nigeria Limited	Nigeria	Lagos	NGN	10,000,000	92.47%
Sedco Forex Technology, Inc.	Panama	Panama City	USD	10,000	100.00%
Sedneth Panama, S.A.	Panama	Panama City	USD	80,000	100.00%
Sefora Maritime Limited	British Virgin Islands	Tortola	USD	3,500,000	100.00%
Services Petroliers Transocean	France	Courbevoie	FRF	300,000	100.00%
Servicios Petroleros Santa Fe, S.A.	Venezuela	Caracas	VEB	5,000,000	49.00%
Shore Services, LLC	Texas	Austin	USD	1,000.00	100.00%
Sonat Brasocean Serviços de Perfurações Ltda.	Brazil	Rio de Janeiro	BRL	3,525	100.00%
Sonat Offshore do Brasil Perfurações Maritimas Ltda.	Brazil	Rio de Janeiro	BRL	225,348.98	100.00%
Sonat Offshore S.A.	Panama	Panama City	USD	1,000	100.00%
T. I. International Mexico S. de R.L. de C.V.	Mexico	Colonia Juarez	MXN	3,000	100.00%
TODDI Holdings LLC	Delaware	Wilmington	USD	1	100.00%
TOIVL Holdings Limited	Cayman Islands	Grand Cayman	USD	0.01	100.00%
Transocean (Mediterranean & Red Sea) Drilling Limited	Cayman Islands	Grand Cayman	USD	1,000	100.00%
Transocean 1 AS	Norway	Stavanger	USD	247,222	100.00%
Transocean Africa Drilling Limited	Cayman Islands	Grand Cayman	USD	0.01	100.00%
Transocean Alaskan Ventures Inc.	Delaware	Wilmington	USD	1,000	100.00%
Transocean Arctic Limited	Cayman Islands	Grand Cayman	USD	0.01	100.00%
Transocean Asia Services Sdn Bhd	Malaysia	Kuala Lumpur	MYR	500,000	100.00%
Transocean Benefit Services Srl	Barbados	St. Michael	USD	1,000	100.00%
Transocean Brasil Ltda.	Brazil	Macae	BRL	407,653,729	100.00%
Transocean Britannia Limited	Cayman Islands	Grand Cayman	USD	1	100.00%
Transocean Canada Co.	Nova Scotia	Halifax	USD	1,000	100.00%
Transocean Canada Drilling Services Ltd.	Nova Scotia	Halifax	USD	10	100.00%
Transocean Construction Management Ltd.	Cayman Islands	Grand Cayman	USD	0.01	100.00%
Transocean Cunningham LLC	Delaware	Dover	USD	1,000	100.00%
Transocean Deepwater Frontier Limited	Cayman Islands	Grand Cayman	USD	1,000	100.00%
Transocean Deepwater Holdings Limited	Cayman Islands	Grand Cayman	USD	1,000	100.00%
Transocean Deepwater Inc.	Delaware	Dover	USD	10	100.00%
Transocean Deepwater Nautilus Limited	Cayman Islands	Grand Cayman	USD	1,000	100.00%
Transocean Deepwater Pathfinder Limited	Cayman Islands	Grand Cayman	USD	1,000	100.00%
Transocean Discoverer 534 LLC	Delaware	Dover	USD	1,000	100.00%
Transocean Drilling (Nigeria) Ltd.	Nigeria	Lagos	NGN	2,500,000	100.00%
Transocean Drilling (U.S.A.) Inc.	Texas	Austin	USD	10,000	100.00%
Transocean Drilling Israel Ltd	Cayman Islands	Grand Cayman	USD	1	100.00%
Transocean Drilling Limited	Scotland	Aberdeen	USD	179,729	100.00%
Transocean Drilling Offshore S.a.r.l.	Luxembourg	Luxembourg	USD	20,000	100.00%
Transocean Drilling Resources Limited	Cayman Islands	Grand Cayman	USD	1	100.00%
Transocean Drilling Sdn. Bhd.	Malaysia	Kuala Lumpur	MYR	350,000	40.00%
Transocean Drilling Services (India) Private Limited	India	Mumbai	INR	40,000,000	100.00%
Transocean Drilling Services Inc.	Delaware	Wilmington	USD	1,000	100.00%
Transocean Drilling Turkey Limited	Cayman Islands	Grand Cayman	USD	1	100.00%
Transocean Drilling U.K. Limited	Scotland	Aberdeen	GBP	1,220	100.00%
Transocean Eastern Pte. Ltd	Singapore	Singapore	SGD	500,000	100.00%
Transocean Enterprise Inc.	Delaware	Wilmington	USD	1,000	100.00%
Transocean EURpe Holdings Limited	Cayman Islands	Grand Cayman	USD	1,000	100.00%

Name	Jurisdiction	Registered Office	Share Capital		Interest
Transocean EURpe Ventures Holdings Limited	Cayman Islands	Grand Cayman	USD	1,000	100 00%
Transocean Finance Limited	Cayman Islands	Grand Cayman	USD	1,000	100 00%
Transocean Financing GmbH	Switzerland	Steinhausen	CHF	495,869,700	100 00%
Transocean Galloway Limited	Cayman Islands	Grand Cayman	USD	1	100 00%
Transocean Holdings LLC	Delaware	Wilmington	USD	10,000	100 00%
Transocean Hungary Holdings LLC	Hungary	Budapest	USD	3,000	100 00%
Transocean Inc	Cayman Islands	Grand Cayman	USD	3,192,886 32	100 00%
Transocean Inc Luxembourg Asset Management S C S.	Luxembourg	Luxembourg	USD	1,000	100 00%
Transocean India Limited	Cayman Islands	Grand Cayman	USD	0 01	100 00%
Transocean International Drilling Inc.	Delaware	Dover	USD	10	100 00%
Transocean International Drilling Limited	Cayman Islands	Grand Cayman	USD	1,192	100 00%
Transocean International Drilling Services Limited	Cayman Islands	Grand Cayman	USD	1	100 00%
Transocean International Holdings Limited	Cayman Islands	Grand Cayman	USD	0 01	100 00%
Transocean International Resources, Limited	British Virgin Islands	Tortola	USD	10,000	100 00%
Transocean Investimentos Ltda.	Brazil	Rio de Janeiro	BRL	4,000,000	100 00%
Transocean Investments S.a.r.l	Luxembourg	Luxembourg	EUR	12,500	100 00%
Transocean Jupiter LLC	Delaware	Dover	USD	1,000	100 00%
Transocean Labrador Limited	Cayman Islands	Grand Cayman	USD	1	100 00%
Transocean LR34 LLC	Delaware	Dover	USD	1,000	100 00%
Transocean Management Inc	Delaware	Dover	USD	10	100 00%
Transocean Management Ltd	Switzerland	Vernier	CHF	100,000	100 00%
Transocean Marine Limited	Cayman Islands	Grand Cayman	USD	0.01	100 00%
Transocean Mediterranean LLC	Delaware	Dover	USD	1,000	100 00%
Transocean Nautilus Limited	Cayman Islands	Grand Cayman	USD	1,000	100 00%
Transocean North Sea Limited	Bahamas	Nassau	USD	10	100 00%
Transocean Offshore (Cayman) Inc.	Cayman Islands	Grand Cayman	USD	1,000	100 00%
Transocean Offshore (North Sea) Ltd.	Cayman Islands	Grand Cayman	USD	100	100 00%
Transocean Offshore (U.K.) Inc.	Delaware	Wilmington	USD	1,000	100 00%
Transocean Offshore Canada Services Ltd.	Nova Scotia	Halifax	USD	10	100 00%
Transocean Offshore Caribbean Sea, L.L.C.	Delaware	Wilmington	USD	1,000	100 00%
Transocean Offshore D.V. Inc.	Delaware	Wilmington	USD	10	100 00%
Transocean Offshore Deepwater Drilling Inc.	Delaware	Wilmington	USD	10	100 00%
Transocean Offshore Deepwater Holdings Limited	Cayman Islands	Grand Cayman	USD	1,000	100 00%
Transocean Offshore Drilling Holdings Limited	Cayman Islands	Grand Cayman	USD	1	100 00%
Transocean Offshore Drilling Limited	England	London	USD	3,921,572	100 00%
Transocean Offshore Drilling Services LLC	Delaware	Dover	USD	1,000	100 00%
Transocean Offshore EURpe Limited	Cayman Islands	Grand Cayman	USD	2,384.50	100 00%
Transocean Offshore Holdings Limited	Cayman Islands	Grand Cayman	USD	1,000	100 00%
Transocean Offshore International Limited	Cayman Islands	Grand Cayman	USD	2,500	100 00%
Transocean Offshore International Ventures Limited	Cayman Islands	Grand Cayman	USD	591,504,000	100 00%
Transocean Offshore Limited	Cayman Islands	Grand Cayman	USD	3 36	100 00%
Transocean Offshore Management Services Limited	Cayman Islands	Grand Cayman	USD	1	100 00%
Transocean Offshore Nigeria Limited	Nigeria	Lagos	NGN	1,250,000	100 00%
Transocean Offshore Norway Inc.	Delaware	Wilmington	USD	1,000	100 00%
Transocean Offshore PR Limited	Cayman Islands	Grand Cayman	USD	1	100 00%
Transocean Offshore Resources Limited	Cayman Islands	Grand Cayman	USD	1	100 00%
Transocean Offshore Resources Limited II	Cayman Islands	Grand Cayman	USD	1	100 00%
Transocean Offshore Services Ltd.	Cayman Islands	Grand Cayman	USD	1	100 00%
Transocean Offshore USA Inc.	Delaware	Wilmington	USD	10,000	100 00%
Transocean Offshore Ventures Inc.	Delaware	Wilmington	USD	10,000	100 00%
Transocean Onshore Support Services Limited	Scotland	Aberdeen	GBP	1	100 00%

Name	Jurisdiction	Registered Office	Share Capital		Interest
Transocean Pacific Drilling Holdings Limited	Cayman Islands	Grand Cayman	USD	10	100.00%
Transocean Pacific Drilling Inc.	British Virgin Islands	Tortola	USD	500	50.00%
Transocean Payroll Services SRL	Barbados	St. Michael	USD	1,000	100.00%
Transocean Perfuracoes Ltda.	Brazil	Macae	BRL	1,000	100.00%
Transocean Rig Services Offshore LLC	Delaware	Wilmington	USD	1,000	100.00%
Transocean Sedco Forex Ventures Limited	Cayman Islands	Grand Cayman	USD	1,000	100.00%
Transocean Services AS	Norway	Stavanger	USD	15,584	100.00%
Transocean Services Offshore LLC	Delaware	Dover	USD	1,000	100.00%
Transocean Services UK Limited	England	London	USD	11,418,435	100.00%
Transocean Seven Seas LLC	Delaware	Dover	USD	1,000	100.00%
Transocean Support Services Limited	Cayman Islands	Grand Cayman	USD	1,000	100.00%
Transocean Support Services Nigeria Limited	Nigeria	Lagos	NGN	10,000,000	75.00%
Transocean Support Services Private Limited	India	Mumbai	INR	100,000	100.00%
Transocean Technical Services Inc.	Panama	Panama City	USD	10,000	100.00%
Transocean Treasury Services SRL	Barbados	St. Michael	USD	1,000	100.00%
Transocean UK Limited	England	London	GBP	1	100.00%
Transocean Worldwide Inc	Cayman Islands	Grand Cayman	USD	0.01	100.00%
Triton Asset Leasing GmbH	Switzerland	Steinhausen	CHF	1,164,300,000	100.00%
Triton Drilling Limited	Cayman Islands	Grand Cayman	USD	40,000	100.00%
Triton Drilling Mexico LLC	Delaware	Dover	USD	1,000	100.00%
Triton Financing LLC	Hungary	Budapest	USD	15,000	100.00%
Triton Holdings Limited	British Virgin Islands	Tortola	USD	10,000	100.00%
Triton Hungary Asset Management LLC	Hungary	Budapest	USD	15,000	100.00%
Triton Hungary Investments 1 Limited Liability Company	Hungary	Budapest	USD	81,692	100.00%
Triton Industries, Inc.	Panama	Panama City	USD	1,000	100.00%
Triton Management Services LLC	Hungary	Budapest	HUF	3,000,000	100.00%
Triton Nautilus Asset Leasing GmbH	Switzerland	Steinhausen	CHF	358,590,000	100.00%
Triton Nautilus Asset Management LLC	Hungary	Budapest	USD	19,447	100.00%
Triton Offshore Leasing Services Limited	Malaysia	Jalan Kemajuan	USD	10,000	100.00%
Triton Pacific Limited	England	London	GBP	1	100.00%
TSSA - Servicos De Apoio, Lda.	Angola	Luanda	AOA	95,000	65.00%
Turnkey Ventures de Mexico Inc.	Delaware	Wilmington	USD	1,000	100.00%
Wilng Offshore (UK) Limited	England	London	USD	76,560	100.00%

Board Of Directors

Robert E. Rose
Chairman
Transocean Ltd.

J. Michael Talbert
Vice Chairman
Transocean Ltd.

W. Richard Anderson
Chief Financial Officer
Eurasia Drilling Company Limited

Thomas W. Cason
Former Senior Vice President and Chief Financial Officer
Baker Hughes Incorporated

Victor E. Grijalva
Retired Vice Chairman of the Board
Schlumberger Limited

Martin B. McNamara
Former Partner,
Gibson, Dunn & Crutcher, LLP

Edward R. Muller
Chairman and Chief Executive Officer
GenOn Energy Inc.

Steven L. Newman
President and Chief Executive Officer
Transocean Ltd.

Robert M. Sprague
Retired Executive
Royal Dutch/Shell

Ian C. Strachan
Former Chairman
Instinet Group Incorporated

Executive Officers

Steven L. Newman
President and Chief Executive Officer

Arnaud A.Y. Bobillier
Executive Vice President, Asset and Performance

John H. Briscoe
Vice President and Controller

Nick Deeming
Senior Vice President, General Counsel and Assistant Corporate Secretary

Ricardo H. Rosa
Senior Vice President and Chief Financial Officer

Ihab Toma
Executive Vice President, Global Business

Corporate Information

Registered Address
Transocean Ltd.
Turmstrasse 30
CH-6300
Zug, Switzerland
Phone: +41 22 930 9000

BNY Mellon Shareowner Services
P.O.Box 358015
Pittsburgh, PA 15252-8015
Or 480 Washington Boulevard, Jersey City, NJ 07310-1900
+1 877 397 7229
+1 201 680 6578 (for callers outside the United States)

Internet address: www.bnymellon.com/shareowner/isd
E-mail Address: shrrelations@bnymellon.com

Direct Purchase Plan
The Bank of New York Mellon, the Transfer Agent for Transocean Ltd., offers a Direct Purchase and Sale Plan for the shares of Transocean Ltd. called BuyDirect. For more information on BuyDirect, including a complete enrollment package, please contact the Bank of New York at +1 877 397 7229 or +1 201 680 6578 for callers outside the United States.

Independent Registered Public Accounting Firm
Ernst & Young LLP
Houston, Texas

Swiss Auditor
Ernst & Young Ltd.
Zurich, Switzerland

Stock Exchange Listing
Transocean Ltd. shares are listed on the New York Stock Exchange (NYSE) under the symbol RIG and on the SIX Swiss Exchange under the symbol RIGN.

	NYSE Stock Price			
	2010		2009	
	High	Low	High	Low
First quarter	$94.88	$76.96	$67.17	$46.11
Second Quarter	92.67	41.88	85.57	56.75
Third quarter	65.98	44.30	87.22	65.04
Fourth quarter	73.94	61.60	94.44	78.71

Performance Graph[1]
The graph below compares the cumulative total shareholder return of our shares, the Standard & Poor's ("S&P") 500 Stock Index and the Simmons & Company International Upstream Index over our last five fiscal years. The graph assumes that $100 was invested in our shares and the two indices on December 30, 2005, and that all dividends, together with the $33.03 per share paid in connection with the reclassification of our shares in November 2007, were reinvested on the date of payment.

Indexed Cumulative Total Shareholder Return
December 30, 2005 - December 31, 2010



$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
30-Dec-05
29-Dec-06
31-Dec-07
31-Dec-08
31-Dec-09
31-Dec-10
RIG
SCI Upstream Index
S&P

	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10
RIG	$100.00	$116.07	$193.68	$63.93	$112.03	$94.05
Simmons	$100.00	$155.34	$220.38	$70.17	$127.37	$195.33
S&P	$100.00	$115.80	$122.20	$77.00	$97.30	$112.00

[1] *The above Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.*

Financial Information
Financial analysts and shareholders desiring information about Transocean Ltd. should call the Investor Relations and Corporate Communications Department at + 1 713 232 7507. Information may also be obtained by visiting the company's website at http://www.deepwater.com.

NYSE Annual CEO Certification and Sarbanes-Oxley Section 302 Certifications
We submitted the annual chief executive officer certification to the NYSE as required under the corporate governance rules of the NYSE. We also filed as an exhibit to our 2010 Annual Report on Form 10-K the chief executive officer certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.


Transocean
www.deepwater.com